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As filed with the Securities and Exchange Commission on December 23, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

YADKIN VALLEY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina	6022	20-4495993
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

209 North Bridge Street
Elkin, North Carolina 28621
(336) 526-6300
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

William A. Long
President and Chief Executive Officer
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621
(336) 526-6300
(Name, address, including zip code, and telephone number,
including area code of agent for service)

Copies to:
Neil E. Grayson, Esq. Nelson Mullins Riley & Scarborough LLP Poinsett Plaza, Suite 900 104 South Main Street Greenville, South Carolina 29601 (864) 250-2235	Anthony Gaeta, Esq. Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615 (919) 845-2558

Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the merger described in the joint proxy statement/prospectus.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

         If this form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

         Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

         Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock	4,507,667	N/A	$27,434,150	$1,078.16

(1)
Based upon the maximum number of shares of common stock of Yadkin Valley Financial Corporation which will be issued in exchange for shares of common stock of American Community Bancshares, Inc. pursuant to the merger described in the joint proxy statement/prospectus which is a part of this registration statement.

(2)
In accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the registration fee is based on the average of the high and low sales prices of American Community Bancshares, Inc. common stock reported on the Nasdaq Capital Market as of December 11, 2008 ($9.83), and computed based on the estimated maximum number of shares of common stock of American Community Bancshares, Inc. that may be exchanged for Yadkin Valley Financial Corporation common stock being registered hereby (4,507,667 shares), less the amount of cash to be paid by Yadkin Valley Financial Corporation in connection with the merger.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary—Subject to Completion Dated December 23, 2008

JOINT PROXY STATEMENT	PROSPECTUS

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

         The boards of directors of Yadkin Valley Financial Corporation and American Community Bancshares, Inc. have each approved a transaction that will result in the merger of American Community with and into Yadkin Valley. Yadkin Valley will be the surviving bank holding company in the merger. Shareholders of both American Community and Yadkin Valley are being asked to approve the merger at special meetings of the shareholders.

         In the merger, American Community shareholders will receive for each share of American Community common stock owned either 0.8517 shares of Yadkin Valley common stock, $12.35 in cash, or a combination of both cash and shares of Yadkin Valley common stock. In total, 80.5% of American Community's outstanding shares of common stock will be exchanged for shares of Yadkin Valley common stock and 19.5% of American Community's outstanding shares of common stock will be exchanged for cash. Based on the number of shares of American Community common stock outstanding as of September 30, 2008, and assuming all American Community options are exercised prior to consummation of the merger, Yadkin Valley will issue approximately 4,507,667 shares of common stock and pay approximately $16,876,216 in cash in the merger. Yadkin Valley will not issue fractional shares in the merger and will instead pay cash, without interest, for the value of any fraction of a share of Yadkin Valley common stock that an American Community shareholder would otherwise be entitled to receive. Each outstanding share of Yadkin Valley common stock will remain outstanding following the merger.

         Elections of Yadkin Valley common stock, cash, or a combination of both are limited by a requirement that only 19.5% of the total number of outstanding shares of American Community common stock may be exchanged for cash with the remaining shares of American Community common stock being exchanged for shares of Yadkin Valley common stock. Therefore, the form of consideration an American Community shareholder receives will depend in part on the elections of other American Community shareholders. An American Community shareholder may not receive the type of consideration that he or she elects because the type of consideration elected is subject to adjustment to the extent necessary to ensure the issuance of the fixed proration of shares of Yadkin Valley common stock and cash as described above. Yadkin Valley common stock is quoted on the Nasdaq Global Select Market under the symbol "YAVY." American Community common stock is quoted on the Nasdaq Capital Market under the symbol "ACBA."

         We cannot complete the merger unless we obtain approvals from the necessary regulatory agencies and the shareholders of both American Community and Yadkin Valley. Each company will hold a special meeting of its shareholders to vote on the merger. Your vote is important. Whether or not you plan to attend your shareholders' meeting, please take the time to vote by completing and mailing the enclosed proxy card or such other document as your broker instructs you to use if your shares are held in "street name." If you sign, date, and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote "FOR" the merger and the transactions contemplated by the merger agreement and "FOR" the proposal to authorize adjournment. If you do not return your proxy card, or if you do not instruct your broker how to vote any shares held for you in "street name," the effect will be the same as a vote against the merger.

         The places, dates and times of the special meetings are as follows:

For American Community shareholders:	For Yadkin Valley shareholders:

         You should read this entire joint proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled "Risk Factors," beginning on page 33.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of Yadkin Valley common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.

This joint proxy statement/prospectus is dated                        , 2008 and is first
being mailed to shareholders of American Community and Yadkin Valley on or about                        , 2008.

Sources of Information

         Yadkin Valley has supplied all information contained in this prospectus/proxy statement relating to Yadkin Valley, and American Community has supplied all information contained in this prospectus/proxy statement relating to American Community.

         You should rely only on the information which is contained in this prospectus/proxy statement or to which we have referred in this prospectus/proxy statement. We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus/proxy statement is accurate as of any date other than the date of this prospectus/proxy statement.

YADKIN VALLEY FINANCIAL CORPORATION

209 North Bridge Street
Elkin, North Carolina 28621
(336) 526-6300

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                        , 2008

To the shareholders of Yadkin Valley Financial Corporation:

        A special meeting of shareholders of Yadkin Valley Financial Corporation will be held at                        Elkin, North Carolina on                        , 2008 at             .m., local time, for the following purposes:

  1.
  Merger.    To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated September 9, 2008, by and between Yadkin Valley Financial Corporation and American Community Bancshares, Inc., pursuant to which American Community will merge with and into Yadkin Valley. A copy of the agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.

  2.
  Adjournment.    To consider and vote on a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the Agreement and Plan of Merger.

  3.
  Other Business.    To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

        Only shareholders of record of Yadkin Valley common stock at the close of business on                        , 2008 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting.

        YADKIN VALLEY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YADKIN VALLEY SHAREHOLDERS VOTE "FOR" THE PROPOSALS ABOVE.

        Whether or not you plan to attend the special shareholders' meeting, please complete, sign, date, and return the enclosed proxy, or such other document as your broker instructs you to use if your shares are held in "street name," in the accompanying pre-addressed postage-paid envelope. If you are a record shareholder, you may revoke your proxy at any time before it is voted by giving written notice of revocation to Yadkin Valley's Secretary, or by filing a properly executed proxy of a later date with Yadkin Valley's Secretary, at or before the meeting. If you are a record shareholder, you may also revoke your proxy by attending and voting your shares in person at the meeting. If your shares are held in "street name" by your broker, you must follow the directions you will receive from your broker to change or revoke your proxy.

        We do not know of any other matters to be presented at the special meeting but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors

William A. Long President and Chief Executive Officer

Elkin, North Carolina
                        , 2008

AMERICAN COMMUNITY BANCSHARES, INC.

4500 Cameron Valley Parkway, Suite 150
Charlotte, North Carolina 28211
(704) 225-8444

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                        , 2008

To the shareholders of American Community Bancshares, Inc.:

        A special meeting of shareholders of American Community Bancshares, Inc. will be held at                        Charlotte, North Carolina on                        , 2008 at             .m., local time, for the following purposes:

  1.
  Merger.    To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of September 9, 2008, by and between Yadkin Valley Financial Corporation and American Community Bancshares, Inc., pursuant to which American Community will merge with and into Yadkin Valley. A copy of the agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.

  2.
  Adjournment.    To consider and vote on a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the Agreement and Plan of Merger.

  3.
  Other Business.    To transact any other business as may properly come before the meeting or any adjournment or postponement.

        Only shareholders of record of American Community common stock at the close of business on                        , 2008 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement at the special meeting.

        AMERICAN COMMUNITY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AMERICAN COMMUNITY SHAREHOLDERS VOTE "FOR" THE PROPOSALS ABOVE.

        Whether or not you plan to attend the special shareholders' meeting, please complete, sign, date, and return the enclosed proxy, or such other document as your broker instructs you to use if your shares are held in "street name," in the accompanying pre-addressed postage-paid envelope. If you are a record shareholder, you may revoke your proxy at any time before it is voted by giving written notice of revocation to American Community's Secretary, or by filing a properly executed proxy of a later date with American Community's Secretary, at or before the meeting. If you are a record shareholder, you may also revoke your proxy by attending and voting your shares in person at the meeting. If your shares are held in "street name" by your broker, you must follow the directions you will receive from your broker to change or revoke your proxy.

        We do not know of any other matters to be presented at the special meeting but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors

Randy P. Helton President and Chief Executive Officer

Charlotte, North Carolina
                        , 2008

 TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	4
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF YADKIN VALLEY	12
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF AMERICAN COMMUNITY	14
SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION	16
RISK FACTORS	33
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	47
SPECIAL SHAREHOLDERS' MEETINGS	49
General	49
Meeting Dates, Times, and Places and Record Dates	49
Matters to be Considered	49
Vote Required	50
Voting of Proxies	51
Revocability of Proxies	51
Solicitation of Proxies	52
Recommendation of the Boards of Directors	52
PROPOSAL NO. 1—THE MERGER	54
Background of the Merger	54
American Community's Reasons for the Merger	57
Yadkin Valley's Reasons for the Merger	64
Merger Consideration	70
Illustration of Allocation of the Merger Consideration	71
Election of the Form of Payment of the Merger Consideration	72
Allocation of the Merger Consideration	73
Conversion of Stock; Treatment of Options and Warrants	73
Effective Time of the Merger	74
Exchange of Certificates	75
Important Federal Income Tax Consequences	76
Management and Operations After the Merger	79
Interests of Employees and Directors of American Community in the Merger	79
Conditions to Consummation	82
Regulatory Matters	83
Amendment, Waiver, and Termination	84
Conduct of Business Pending the Merger	85
Expenses and Fees	88
Accounting Treatment	88
DESCRIPTION OF YADKIN VALLEY CAPITAL STOCK	89
COMPARATIVE RIGHTS OF YADKIN VALLEY AND AMERICAN COMMUNITY SHAREHOLDERS	91
PROPOSAL NO. 2—AUTHORIZATION TO ADJOURN	97
INFORMATION ABOUT YADKIN VALLEY	98
INFORMATION ABOUT AMERICAN COMMUNITY	171
LEGAL MATTERS	224
EXPERTS	224
WHERE YOU CAN FIND MORE INFORMATION	224
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

APPENDIX A	Agreement and Plan of Merger
APPENDIX B	Fairness Opinion of McColl Partners, LLC
APPENDIX C	Fairness Opinion of The Carson Medlin Company

i

 QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
What am I being asked to vote on and how does the board recommend that I vote?

A:
You are being asked to vote FOR the approval of the Agreement and Plan of Merger dated as of September 9, 2008, providing for the merger of American Community with and into Yadkin Valley. The boards of directors of each of Yadkin Valley and American Community determined that the proposed merger is in the best interests of their respective shareholders, approved the merger agreement, and recommend that you vote "FOR" approval of the merger. In addition, you are being asked to grant authority to Yadkin Valley's and American Community's boards of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the merger.

Q:
Why is my vote important?

A:
The merger agreement must be approved by the affirmative vote of a majority of the outstanding shares entitled to vote at both the Yadkin Valley and the American Community special meetings. Accordingly, if a Yadkin Valley or American Community shareholder fails to vote on the merger at his or her respective special meeting, it will have the same effect as a vote against the merger.

Q:
Why is American Community merging with and into Yadkin Valley?

A:
American Community is merging with and into Yadkin Valley because the boards of directors of both companies believe that the merger will provide shareholders of both companies with substantial benefits and will enable the combined company to better serve its customers. Our combined company will now have a presence in most of the larger markets in the state of North Carolina, as well as a presence in South Carolina. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings "Background of the Merger," "Yadkin Valley's Reasons for the Merger," and "American Community's Reasons for the Merger."

Q:
What will I receive in the merger?

A:
Each share of American Community common stock can be exchanged for one of the following: (i) 0.8517 shares of Yadkin Valley common stock; (ii) $12.35 in cash; or (iii) a combination of cash and Yadkin Valley common stock. Yadkin Valley will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of Yadkin Valley common stock that you would otherwise be entitled to receive. The method for determining the value of a fractional share is described on page 73 of this joint proxy statement/prospectus. Each outstanding share of Yadkin Valley common stock will remain outstanding after the merger.

Q:
How do I elect to receive cash, stock, or a combination of both for my American Community common stock?

A:
A joint election form/letter of transmittal will be sent to you, shortly before the date of the American Community shareholders' meeting, which will include instructions and the deadline date for making your election as to the form of consideration you prefer to receive in the merger. The joint election form/letter of transmittal will permit you to elect to receive Yadkin Valley common stock, cash, or a combination of Yadkin Valley common stock and cash for your shares of American Community common stock, subject to certain limitations. Please pay special attention to these materials since failure to follow the instructions may mean that you will not receive the consideration you desire. An election will be properly made only if the transfer agent receives a properly executed joint election form/letter of transmittal by the deadline date. The election deadline has not been determined. However, the deadline will be clearly stated in the joint election form/letter of transmittal materials that will be delivered to you. Please follow the instructions provided in the joint election form/letter of transmittal to properly elect to receive cash, stock or a combination of both for your American Community common stock.

Q:
If I am an American Community shareholder, am I assured of receiving the exact form of consideration I elect to receive?

A:
NO. In total, 80.5% of American Community's shares of common stock outstanding will be exchanged for shares of Yadkin Valley common stock and 19.5% of American Community's shares of common stock outstanding will be exchanged for cash. Therefore, the form of consideration you receive will depend in part on the elections of other American Community shareholders so that 80.5% of American Community's shares of common stock outstanding will be exchanged for shares of Yadkin Valley common stock and 19.5% of the total outstanding shares of American Community common stock will be exchanged for cash. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of American Community common stock. If the elections of all American Community shareholders result in an oversubscription of the pool of Yadkin Valley common stock or cash, the transfer agent will allocate the consideration you will receive between cash and Yadkin Valley common stock in accordance with the proration procedures described under the heading "Proposal No. 1—The Merger—Allocation of the Merger Consideration" beginning on page 73.

Q:
Will American Community shareholders be taxed on the cash and Yadkin Valley common stock that they receive in exchange for their American Community shares?

A:
We expect that American Community shareholders will generally not recognize any gain or loss on the conversion of shares of American Community common stock into shares of Yadkin Valley common stock but will recognize gain (or possibly loss) on any cash received for their shares of American Community common stock.

Q:
If I am an American Community shareholder, what happens if I don't make an election for cash or shares of Yadkin Valley common stock?

A:
If you fail to make an election prior to the election deadline, the exchange agent will have the discretion to determine the type of consideration you will receive in exchange for your shares of American Community common stock. The type of consideration you will receive will be determined by the type of consideration other American Community shareholders elect to receive so that, in total, 80.5% of the outstanding shares of American Community common stock will be exchanged for shares of Yadkin Valley common stock and 19.5% of the total outstanding shares of American Community common stock will be exchanged for cash. For more information concerning the merger consideration, election procedures, and allocation procedures, see "Proposal No. 1—The Merger—Merger Consideration,—Election of the Form of Payment of the Merger Consideration, and—Allocation of the Merger Consideration" beginning on page 73.

Q:
What should I do now?

A:
After you have carefully read this document, indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible so that your shares will be represented at the meeting. If you date, sign and send in a proxy card but do not indicate how you want to vote, your proxy will be voted in favor of the merger proposal and in favor of the proposal to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes to approve the merger.

Q:
If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:
NO. Your broker will vote your shares on the proposal to approve and adopt the merger agreement only if you provide instructions on how to vote. You should instruct your broker how to vote your shares following the directions your broker provides. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
YES. If you have not voted through your broker, there are three ways you can change your vote after you have submitted your proxy:

•
First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy.

•
Second, you may complete and submit a later dated proxy with new voting instructions. The latest vote actually received by your company prior to your shareholders' meeting will be your vote. Any earlier votes will be revoked.

•
Third, if you are a record shareholder, you may attend your shareholders' meeting and vote in person. Any earlier votes will be revoked. Simply attending your meeting without voting, however, will not revoke your proxy.

  If you have instructed a broker to vote your shares, you must follow the directions you will receive from your broker to change or revoke your proxy.

Q:
Do I have the right to dissent and obtain the fair value for my shares?

A:
NO. North Carolina law does not provide dissenters' rights because the shares of Yadkin Valley common stock are listed on the Nasdaq Global Select Market and the shares of American Community common stock are listed on the Nasdaq Capital Market. North Carolina corporate law does not provide dissenters' rights to shareholders of corporations that have shares listed on these national exchanges.

Q:
Should I send in my stock certificates now?

A:
NO. You should not send in your stock certificates at this time. Shortly before the American Community shareholders' meeting, Yadkin Valley or its transfer agent will send all American Community shareholders a joint election form/letter of transmittal and written instructions for exchanging American Community stock certificates for the merger consideration.

Q:
When do you expect to complete the merger?

A:
We presently expect to complete the merger before the end of the first quarter of 2009. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of both Yadkin Valley and American Community shareholders at their respective special meetings and the necessary regulatory approvals.

Q:
Whom should I call with questions about the merger?

A:
Yadkin Valley shareholders should call William A. Long, President and Chief Executive Officer, at (336) 526-6300. American Community shareholders should call Randy P. Helton, Chairman, President and Chief Executive Officer, at (704) 225-8444.

 SUMMARY

        This summary highlights material information from this joint proxy statement/prospectus. To better understand the merger and its potential impact on you, we urge you to read this entire document carefully, including the exhibits and enclosures. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Companies (page 98 for Yadkin Valley and page 171 for American Community)

Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621-3404
Telephone: (336) 526-6300
Attention: William A. Long, President and Chief Executive Officer

        Yadkin Valley is a North Carolina corporation registered as a bank holding company with the Federal Reserve Board. Yadkin Valley engages in a general banking business through its subsidiary, Yadkin Valley Bank and Trust Company, a North Carolina banking corporation which commenced operations in 1968. The executive offices of Yadkin Valley and Yadkin Valley Bank and Trust Company are located in Elkin, North Carolina. Yadkin Valley Bank and Trust Company operates 29 full-service banking offices in Jefferson and West Jefferson (Ashe County), Pfafftown (Forsyth County), Wilkesboro and North Wilkesboro (Wilkes County), Elkin (Surry County), and East Bend, Jonesville and Yadkinville (Yadkin County) under the Yadkin Valley Bank and Trust Company name. The offices in Statesville and Mooresville (Iredell County), and Cornelius and Huntersville (Mecklenburg County) are operated as the Piedmont Bank of Statesville division of Yadkin Valley Bank and Trust Company. The offices in Boone (Watauga County) and Linville (Avery County) are operated as the High Country Bank division of Yadkin Valley Bank and Trust Company. Yadkin Valley also acquired Cardinal State Bank, which operates four full-service banking offices located in Durham and Hillsborough, North Carolina in March 2008. These offices in Durham and Hillsborough are now operated as the Cardinal State Bank division of Yadkin Valley Bank and Trust Company.

American Community Bancshares, Inc.
4500 Cameron Valley Parkway, Suite 150
Charlotte, North Carolina 28211
(704) 225-8444
Attention: Randy P. Helton, President and Chief Executive Officer

        American Community Bancshares, Inc. is a North Carolina corporation registered as a bank holding company with the Federal Reserve Board. American Community engages in a general banking business through its subsidiary, American Community Bank, a North Carolina banking corporation. American Community Bank operates 13 full-service banking offices in North and South Carolina. The North Carolina branches are located in Charlotte (Mecklenburg County), Monroe, Indian Trail and Marshville (Union County). The South Carolina branches are located in Gaffney and Blacksburg (Cherokee County) and Tega Cay / Fort Mill (York County).

The Merger (page 54)

        Under the terms of the merger agreement, American Community will merge with and into Yadkin Valley with Yadkin Valley being the surviving corporation. After the merger, American Community Bank will merge with and into Yadkin Valley Bank and Trust Company, and Yadkin Valley Bank and Trust Company will be the surviving bank. Both Yadkin Valley and Yadkin Valley Bank and Trust Company will continue their existence under North Carolina law, while American Community and American Community Bank will cease to exist. The merger agreement is attached as Appendix A and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

What American Community Shareholders Will Receive in the Merger (page 70)

        If the merger is completed, American Community shareholders will receive for each of their shares of common stock: (i) 0.8517 shares of Yadkin Valley common stock; (ii) $12.35 in cash; or (iii) a combination of cash and stock. Elections by shareholders are limited by a requirement that 19.5% of the total number of outstanding shares of American Community common stock may be exchanged for cash and 80.5% of the total number of outstanding shares of American Community common stock may be exchanged for shares of Yadkin Valley common stock. Therefore, the form of consideration you receive will depend in part on the elections of other American Community shareholders.

        You will not receive any fractional shares of Yadkin Valley common stock. Instead, you will be paid cash in an amount equal to the fraction of a share of Yadkin Valley common stock otherwise issuable upon conversion multiplied by the average of the closing sale prices of Yadkin Valley common stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the close of trading on the later of the effective date of the last regulatory approval or the date the American Community shareholders approve the merger.

        After the merger, Yadkin Valley's existing shareholders will own approximately            % of Yadkin Valley's total outstanding shares, on a fully diluted basis, and American Community's shareholders will own approximately            % of Yadkin Valley's outstanding shares, on a fully diluted basis.

Merger Consideration Election (page 72)

        Shortly before the American Community shareholders' meeting, Yadkin Valley will deliver or mail to American Community shareholders a joint election/letter of transmittal, along with a transmittal form, and instructions for making an election as to the form of consideration preferred to be received in the merger. The available elections, election procedures, and deadline for making elections are described under the heading "Proposal No. 1—The Merger—Election of the Form of Payment of the Merger Consideration" on page 72. To be effective, a joint election form/letter of transmittal must be properly completed and received by Yadkin Valley's exchange agent no later than 4:00 p.m. eastern time on the date set forth on the joint election form/letter of transmittal sent to American Community shareholders. If an American Community shareholder does not make an election by the election deadline, the exchange agent has the discretion to choose the consideration such shareholder will receive.

        After the election deadline, the elections made by American Community shareholders may be adjusted as necessary to ensure that Yadkin Valley pays cash in exchange for 19.5% of the outstanding shares of American Community common stock and Yadkin Valley common stock in exchange for 80.5% of the outstanding shares of American Community common stock. The merger agreement provides the method, which is described under the heading "Proposal No. 1—The Merger—Allocation of the Merger Consideration" on page 73, for allocating shares of Yadkin Valley common stock and cash to be received for the shares of American Community common stock, based on the elections made. Accordingly, an American Community shareholder may receive less cash and more shares of Yadkin Valley common stock, or more shares of Yadkin Valley common stock and less cash, than elected. Either of these events is likely to result in different tax consequences from those that would have resulted had the form of merger consideration elected been received.

Effect of the Merger on American Community Options

        As of the date of the merger agreement, there were outstanding options to purchase 465,577 shares of American Community common stock, with a weighted average exercise price of $7.08 per share. In the merger, all stock options to purchase American Community common stock outstanding will accelerate to vest 100% upon the change in control, will be converted into options to purchase Yadkin Valley common stock, and will continue to be governed by the terms of their original agreements. The number of shares of Yadkin Valley common stock subject to each converted stock option will be adjusted to reflect the stock exchange ratio, and will be subject to their original vesting schedule.

Reasons for the Merger (page 64)

        We are proposing to merge American Community with and into Yadkin Valley because we believe that:

  •
  we will create a premier community banking franchise in the Carolinas;

  •
  we will be able to attract and serve larger business clients;

  •
  we will have the opportunity to offer additional products and services to American Community's client base;

  •
  we will have the opportunity to generate more retail business from American Community's branch network;

  •
  we will have broader geographic diversification that is expected to reduce the credit risk concentration for both banks;

  •
  we will strengthen our competitive position in one of the Southeast's most populous and attractive markets (Charlotte MSA);

  •
  entry into South Carolina will supplement our North Carolina growth strategy and allow for increased access to more customers;

  •
  we will be better positioned to grow and compete successfully in a consolidating financial services industry;

  •
  we should be able to achieve better financial performance than our two companies could achieve separately;

  •
  we should be able to combine our two operations successfully and manage them in a disciplined manner after the merger with a strong combined management team and board of directors; and

  •
  the increase in our shareholder base will increase the liquidity and marketability of our shareholders' stock.

Regulatory Approvals (page 83)

        We obtained the approval of the Board of Governors of the Federal Reserve System for our merger on December 1, 2008. We also must obtain approval for the merger of our banks from the Federal Deposit Insurance Corporation ("FDIC"). Although we expect to obtain the necessary approvals in a timely manner, we cannot be certain when, or if, they will be received. On November 19, 2008, we received the necessary merger and bank merger approval from the North Carolina Commissioner of Banks. As of the date of this joint proxy statement/prospectus, we have not yet received any other required regulatory approvals.

Yadkin Valley's Shareholders' Meeting (page 49)

        Yadkin Valley will hold its special shareholders' meeting on                        , 2008 at        .m., local time at                        , Elkin, North Carolina.

Yadkin Valley's Record Date and Voting (page 49)

        If you owned shares of Yadkin Valley common stock at the close of business on                                    , 2008, the record date for the Yadkin Valley shareholders meeting, you are entitled to vote on the merger agreement, as well as any other matters considered at the meeting. On the record date, there were [                        ] shares of Yadkin Valley common stock outstanding. You will have one vote at the meeting for each share of Yadkin Valley common stock you owned on the record date. The affirmative vote of the holders of a majority of Yadkin Valley's outstanding shares of common stock is required to approve the merger agreement. As of                        , 2008, Yadkin Valley's current directors, executive officers, and their affiliates beneficially owned approximately             % of the outstanding shares of common stock. Each of Yadkin Valley's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Yadkin Valley common stock in favor of the merger agreement.

Yadkin Valley's Board Recommends Shareholder Approval (page 53)

        Yadkin Valley's board of directors believes that the merger is in the best interests of Yadkin Valley and its shareholders and recommends that the shareholders vote "FOR" approval of the merger agreement.

American Community's Shareholders' Meeting (page 49)

        American Community will hold its special shareholders' meeting on                                    , 2008 at        .m., local time at                                     , Charlotte, North Carolina.

American Community's Record Date and Voting (page 49)

        If you owned shares of American Community common stock at the close of business on                                    , 2008, the record date for the American Community shareholders meeting, you are entitled to vote on the merger agreement as well as any other matters considered at the meeting. On the record date, there were 6,574,600 shares of American Community common stock outstanding. You will have one vote at the meeting for each share of common stock you owned on the record date. The affirmative vote of a majority of American Community's outstanding shares of common stock is required to approve the merger agreement. As of                        , 2008, American Community's directors and executive officers and their affiliates beneficially owned approximately            % of the outstanding shares of American Community common stock. Each of American Community's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of American Community common stock in favor of the merger agreement.

American Community's Board Recommends Shareholder Approval (page 52)

        American Community's board of directors believes that the merger is in the best interest of American Community and its shareholders and recommends that the shareholders vote "FOR" approval of the merger agreement.

Interests of Directors and Officers of American Community that Differ from Your Interests (page 79)

        When considering whether to approve the merger agreement, you should be aware that some directors and officers of American Community have interests in the merger that differ from the interests of other American Community shareholders, including the following:

  •
  Simultaneous with the merger, Randy P. Helton will enter into a noncompete agreement with Yadkin Valley Bank. Mr. Helton had already entered into a settlement agreement with Yadkin

    Valley Bank as a result of the proposed merger. The terms of these agreements are summarized on page 79; and

  •
  Following the merger, Yadkin Valley will generally indemnify and provide liability insurance to the present directors and officers of American Community, subject to certain exceptions; and

  •
  Following the merger, except for the agreements described above, Yadkin Valley will assume all existing change in control agreements of employees of American Community, except to the extent that any such agreements are amended, modified, or terminated at or prior to the effective time of the merger. The terms of these agreements are summarized on page 80; and

  •
  Following the merger, the Yadkin Valley board of directors will appoint five members of the American Community board of directors, one of whom shall be Randy P. Helton, to serve as members of the Yadkin Valley board of directors until they are submitted for election by the shareholders of Yadkin Valley. These five former American Community directors will be eligible for election onto the Yadkin Valley board of directors at the next annual meeting of the Yadkin Valley shareholders.

        Each board member was aware of these and other interests and considered them before approving and adopting the merger agreement.

Federal Income Tax Consequences (page 76)

        American Community's shareholders generally will not recognize gain or loss for federal income tax purposes on the receipt of shares of Yadkin Valley common stock in the merger in exchange for the shares of American Community common stock surrendered. American Community shareholders will be taxed, however, on any cash consideration they receive and any cash they receive instead of any fractional shares of Yadkin Valley common stock. Yadkin Valley shareholders will have no direct tax consequences as a result of the merger. Tax matters are complicated, and the tax consequences of the merger may vary among American Community shareholders. We urge each American Community shareholder to contact his or her own tax advisor to fully understand the tax implications of the merger.

Comparative Rights of Shareholders (page 91)

        The rights of American Community's shareholders are currently governed by North Carolina corporate law and American Community's articles of incorporation and bylaws. The rights of Yadkin Valley's shareholders are currently governed by North Carolina corporate law and Yadkin Valley's articles of incorporation and bylaws. Upon consummation of the merger, the shareholders of American Community will become shareholders of Yadkin Valley and North Carolina corporate law as well as the articles of incorporation and bylaws of Yadkin Valley will govern their rights. Yadkin Valley's articles of incorporation and bylaws differ somewhat from those of American Community.

Termination of the Merger Agreement and Termination Fee (page 84)

        Notwithstanding the approval of the merger by Yadkin Valley and American Community shareholders, the parties can mutually agree at any time to terminate the merger agreement before completing the merger.

        Either Yadkin Valley or American Community can also terminate the merger agreement:

  •
  If the merger is not approved by the other party's shareholders;

  •
  If the other party violates any of its representations, warranties, or covenants under the merger agreement and fails to cure the violation;

  •
  If the merger is not completed by April 30, 2009; or

  •
  If any government body whose approval is necessary to complete the merger makes a final decision not to approve the merger.

        American Community can terminate the merger agreement if, after the later of the effective date of the last required regulatory approval or the date on which the American Community shareholders approve the merger (the "determination date"), (x) the average of the closing sale prices of Yadkin Valley common stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the determination date is less than $10.88 per share, and (y) the ratio of the amount calculated in accordance with (x) to $14.50 is less than 80% of the ratio of the average daily current market price of the SNL Financial, L.C., Banks $1-5 billion index during the 20 consecutive full trading days prior to the determination date to $655.90.

        American Community can also terminate the merger agreement if it receives an acquisition proposal from a third party that is superior to Yadkin Valley's proposal and receives legal advice that the board of directors would be in breach of its fiduciary duties if the board did not accept the superior proposal; provided, however, Yadkin Valley would then have the opportunity to match the superior proposal in order to proceed with the merger.

        Yadkin Valley can terminate the merger agreement if American Community's board of directors fails to reaffirm the merger agreement after being requested to do so or if American Community negotiates with a third party regarding another acquisition proposal for at least five business days.

        Yadkin Valley can also terminate the merger agreement if, after the later of the effective date of the last required regulatory approval or the determination date, (x) the average of the closing sale prices of Yadkin Valley common stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the determination date is more than $18.12 per share, and (y) the ratio of the amount calculated in accordance with (x) to $14.50 is more than 120% of the ratio of the average daily current market price of the SNL Financial, L.C. , Bank $1-5 billion index during the 20 consecutive full trading days prior to the determination date to $655.90.

        If Yadkin Valley terminates for one of the foregoing reasons or if American Community terminates because of a superior proposal, and if within 12 months of termination another acquisition transaction is announced with respect to American Community or American Community has entered into another acquisition agreement, American Community must pay Yadkin Valley $4,000,000.

Accounting Treatment (page 88)

        The merger will be accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of American Community as of the effective time will be recorded at their respective fair values and added to those of Yadkin Valley. However, effective January 1, 2009, certain applications of the acquisition method will be significantly changed. Please see page 26 for a more detailed explanation of these changes to certain accounting applications.

Market Prices of Yadkin Valley and American Community Common Stock; Dividend Payments

        Yadkin Valley common stock trades on the Nasdaq Global Select Market under the symbol "YAVY," and American Community common stock trades on the Nasdaq Capital Market under the symbol "ACBA." The following table presents the closing sale prices of Yadkin Valley common stock and American Community common stock on September 8, 2008, the last trading day before we publicly announced the merger agreement, and [                        ] , 2008, the last practicable trading day prior to mailing this joint proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of American Community common stock on those dates, calculated by multiplying the closing price of Yadkin Valley common stock on those dates by 0.8517 representing the number of shares of Yadkin Valley common stock that American Community shareholders would receive in the merger for each share of American Community common stock.

Date	Yadkin Valley Closing Price		American Community Closing Price		Equivalent American Community Per Share Value
September 8, 2008		$16.94		$6.97		$14.42
[ ], 2008	$		$		$

        Yadkin Valley common stock was held by approximately 8600 shareholders of record as of September 30, 2008. American Community common stock was held by approximately 2500 shareholders of record as of September 30, 2008. Because the exchange ratio is fixed and because the market price of Yadkin Valley common stock is subject to fluctuation, the market value of the shares of Yadkin Valley common stock that you may receive in the merger may increase or decrease prior to and following the merger. You are urged to obtain current market quotations for Yadkin Valley common stock, available at www.nasdaq.com.

        The following table shows the high and low sales prices of Yadkin Valley common stock published by the Nasdaq Global Select Market since 2006. Yadkin Valley paid quarterly dividends as shown below.

2008	Dividends	High	Low
Fourth Quarter (through [ ], 2008)	$0.13	$	$
Third Quarter	0.13	17.90	9.85
Second Quarter	0.13	15.20	11.85
First Quarter	0.13	15.95	12.49
2007	Dividends	High	Low
Fourth Quarter	$0.13	$17.25	$14.00
Third Quarter	0.13	18.64	15.01
Second Quarter	0.13	19.49	18.19
First Quarter	0.12	21.15	17.75
2006	Dividends	High	Low
Fourth Quarter	$0.12	$19.95	$15.17
Third Quarter	0.12	16.00	14.16
Second Quarter	0.12	15.23	13.58
First Quarter	0.11	15.00	14.05

        In the future, any declaration and payment of cash dividends will be subject to the Yadkin Valley board of directors' evaluation of its operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. Also, the payment of cash dividends by Yadkin Valley in the future will be subject to certain other legal and regulatory limitations (including the requirement that Yadkin Valley's capital be maintained at certain minimum levels) and will be subject to ongoing review by banking regulators. There is no assurance that, in the future, Yadkin Valley will have funds available to pay cash dividends, or, even if funds are available, that it will pay dividends in any particular amount or at any particular times, or that it will pay dividends at all.

        As a holding company, Yadkin Valley is dependent upon its subsidiary, Yadkin Valley Bank, to provide funding for its operating expenses and dividends. North Carolina banking law requires that cash dividends be paid out of retained earnings and prohibits the payment of cash dividends if payment of the dividend would cause Yadkin Valley Bank's surplus to be less than 50% of its paid-in capital.

Also, under federal banking law, no cash dividend may be paid if Yadkin Valley Bank is undercapitalized or insolvent or if payment of the cash dividend would render Yadkin Valley Bank undercapitalized or insolvent, and no cash dividend may be paid by Yadkin Valley Bank if it is in default of any deposit insurance assessment due to the FDIC.

        The following table shows the high and low sales prices of American Community common stock published by the Nasdaq Capital Market since 2006. The prices shown reflect historical activity and have been adjusted for the 3-for-2 stock split effective in the form of a 50% stock dividend in February 2006. For the periods shown below, American Community paid quarterly dividends in the amount of $0.05 per share.

2008	Dividends	High	Low
Fourth Quarter (through [ ], 2008)	$0.05	$	$
Third Quarter	0.05	11.25	4.50
Second Quarter	0.05	8.20	7.88
First Quarter	0.05	9.33	8.94
2007		High	Low
Fourth Quarter	$0.05	$12.84	$9.19
Third Quarter	0.05	12.50	10.15
Second Quarter	0.05	12.30	10.87
First Quarter	0.05	12.69	10.60
2006		High	Low
Fourth Quarter	$0.05	$11.71	$11.00
Third Quarter	0.05	12.23	11.18
Second Quarter	0.05	13.49	12.04
First Quarter	0.05	13.73	12.14

Nasdaq Listing

        Yadkin Valley will list the shares of Yadkin Valley common stock issued in connection with the merger on the Nasdaq Global Select Market under the symbol "YAVY."

 SELECTED CONSOLIDATED FINANCIAL INFORMATION OF YADKIN VALLEY

        Yadkin Valley's summary consolidated financial data is presented below as of and for the nine months ended September 30, 2008 and 2007 and as of and for the years ended December 31, 2003 through December 31, 2007. The summary consolidated financial data presented below as of or for the years ended December 31, 2003 through 2007 are derived from Yadkin Valley's audited consolidated financial statements, which were audited by Dixon Hughes PLLC. Yadkin Valley's audited consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2007 are included elsewhere in this joint proxy statement/prospectus. Yadkin Valley's selected consolidated financial data as of and for the nine months ended September 30, 2008 and 2007 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. Yadkin Valley's results for the nine months ended September 30, 2008 are not necessarily indicative of Yadkin Valley's results of operations that may be expected for the year ending December 31, 2008. The following summary consolidated financial data should be read in conjunction with Yadkin Valley's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy/prospectus.

	As of and for the Nine Months Ended Sept 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollar amounts in thousands, except per share data)
Summary Balance Sheet Data
Assets	$1,469,380	$1,143,966	$1,211,077	$1,120,865	$1,024,295	$959,790	683,807
Loans, net	1,146,933	876,435	939,061	846,432	759,483	720,298	474,770
Deposits	1,107,895	949,059	963,442	907,847	814,353	728,708	563,518
Stockholders' equity	152,656	130,934	133,269	124,399	116,323	111,640	72,871
Summary Results of Operations Data:
Total interest income	$56,443	$55,854	$75,193	$67,306	$53,251	$42,663	$33,127
Total interest expense	26,088	24,501	33,301	26,429	18,586	12,211	10,281

Net interest income	30,355	31,353	41,892	40,877	34,665	30,452	22,846
Provision for loan losses	3,492	800	2,489	2,165	1,724	1,620	1,280

Net interest income after provision for loan losses	26,863	30,553	39,403	38,712	32,941	28,832	21,566
Total other income	11,034	11,748	15,444	14,345	13,244	9,228	7,291
Total other expense	28,556	24,964	32,959	32,093	29,627	24,016	15,811

Income before income taxes	9,341	17,337	21,889	20,964	16,557	14,044	13,045

Income taxes	2,907	5,716	7,201	7,172	5,399	4,560	4,126

Net income	$6,434	$11,621	$14,688	$13,792	$11,158	$9,485	$8,919

Net income per share information:
Basic	$0.57	$1.10	$1.39	$1.30	$1.04	$0.90	$1.02
Diluted	0.57	1.08	1.37	1.28	1.03	0.89	1.00
Cash dividends	0.39	0.38	0.51	0.47	0.43	0.40	0.40
Weighted Average Number of Shares Outstanding:
Basic	11,198,506	10,603,937	10,594,567	10,640,819	10,685,457	10,531,774	8,724,515
Diluted	11,275,946	10,782,365	10,712,667	10,788,798	10,828,799	10,694,761	8,902,108

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Selected Ratios:
Return on average assets	0.64%	1.40%	1.31%	1.31%	1.14%	1.07%	1.39%
Return on average equity	5.87%	12.08%	11.32%	11.52%	9.79%	9.20%	12.69%
Dividend payout	69.69%	52.30%	36.77%	36.15%	41.34%	44.44%	39.22%
Average equity to average assets	10.86%	11.57%	11.53%	11.69%	11.61%	11.81%	11.04%
Asset Quality Ratios:
Nonperforming assets to total net loans	1.09%	0.30%	0.29%	0.30%	0.54%	0.61%	0.42%
Nonperforming assets to total assets	0.86%	0.23%	0.21%	0.21%	0.39%	0.43%	0.30%
Net charge-offs year-to-date to average total loans	0.13%	0.06%	0.10%	0.10%	0.12%	0.18%	0.29%
Allowance for loan losses to nonperforming assets	130%	427%	485%	450%	239%	208%	305%
Allowance for loan losses to total loans	1.42%	1.27%	1.31%	1.26%	1.23%	1.19%	1.29%

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollar amounts in thousands, except per share data)
Capital Ratios:
Equity to Assets	10.4%	11.4%	11.0%	11.1%	11.4%	11.6%	10.7%
Leverage ratio	8.50%	8.58%	10.67%	8.27%	8.19%	7.87%	9.09%
Tier 1 risk-based capital ratio	9.55%	9.47%	11.62%	9.32%	9.38%	9.19%	11.12%
Total risk-based capital ratio	10.74%	10.61%	12.75%	10.48%	10.51%	10.29%	12.29%

 SELECTED CONSOLIDATED FINANCIAL INFORMATION OF AMERICAN COMMUNITY

        American Community's summary consolidated financial data is presented below as of and for the nine months ended September 30, 2008 and 2007 and as of and for the years ended December 31, 2003 through December 31, 2007. The summary consolidated financial data presented below as of or for the years ended December 31, 2003 through 2007 are derived from American Community's audited consolidated financial statements, which were audited by Dixon Hughes PLLC. American Community's audited consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2007 are included elsewhere in this joint proxy statement/prospectus. American Community's selected consolidated financial data as of and for the nine months ended September 30, 2008 and 2007 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. American Community's results for the nine months ended September 30, 2008 are not necessarily indicative of American Community's results of operations that may be expected for the year ending December 31, 2008. The following summary consolidated financial data should be read in conjunction with American Community's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy/prospectus.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollar amounts in thousands, except per share data)
Summary Balance Sheet Data
Assets	$540,845	495,028	$505,595	$494,658	$436,671	$399,458	$281,253
Intangible assets	10,216	10,323	10,296	10,403	10,510	10,617	—
Loans, gross	421,141	373,309	392,959	370,431	332,708	307,988	204,533
Allowance for loan losses	7,316	5,374	5,740	5,628	4,331	3,488	2,529
Deposits	429,284	397,379	399,794	401,137	345,401	306,665	208,163
Borrowings	57,921	43,533	49,504	37,085	38,464	54,169	48,319
Stockholders' equity	51,498	52,467	54,024	55,068	50,886	36,972	24,189
Summary Results of Operations Data:
Total interest income	$23,329	$26,689	$35,426	$32,334	$25,584	$18,217	$13,055
Total interest expense	11,070	12,125	16,193	13,521	9,180	6,220	5,169

Net interest income	12,259	14,564	19,233	18,813	16,404	11,997	7,886
Provision for loan losses	2,163	570	1,033	2,612	809	574	784

Net interest income after provision for loan losses	10,096	13,994	18,200	16,201	15,595	11,423	7,102
Noninterest income	1,846	2,490	3,391	3,353	3,294	3,337	2,645
Noninterest expense	13,515	10,333	13,702	12,838	11,742	10,400	7,552

Income before taxes	(1,573)	6,151	7,889	6,716	7,147	4,360	2,195
Income taxes	151	2,243	2,869	2,440	2,639	1,617	807

Net income	$(1,724)	$3,908	$5,020	$4,276	$4,508	$2,743	$1,388

Net income per share information:
Earnings per share—basic	$(0.26)	$0.57	$0.74	$0.62	$0.71	$0.56	$0.33
Earnings per share—diluted	(0.26)	0.56	0.72	0.60	0.66	0.50	0.32
Cash dividends	0.15	0.15	0.20	0.20	0.13	0.07	0.05
Weighted Average Number of Shares Outstanding:
Basic	6,538,950	6,873,101	6,779,635	6,913,534	6,364,336	4,912,256	4,236,564
Diluted	6,631,918	7,037,052	6,938,259	7,171,413	6,819,523	5,513,361	4,315,951

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Selected Ratios:
Return on average assets	(0.47)%	1.06%	1.01%	0.91%	1.07%	0.74%	0.56%
Return on average equity	(4.21)%	9.47%	9.15	8.08	9.81	8.50	5.91
Net interest margin	3.41%	4.30%	4.23	4.39	4.25	3.56	3.42
Noninterest expense to average assets	2.59%	2.09%	2.74	2.74	2.79	2.84	3.07
Efficiency ratio	95.82%	60.59%	60.40	57.71	59.61	67.82	71.71
Equity to assets ratio	9.52%	10.69%	10.69	11.13	11.65	9.26	8.60
Dividend payout ratio	(56.85)%	28.57%	27.78%	33.33%	19.70%	14.00%	15.63%
Asset Quality Ratios:
Nonperforming loans to total loans	0.93%	0.37%	0.44%	0.49%	0.29%	0.29%	0.16%
Allowance for loan losses to period-end loans	1.74%	1.44%	1.46%	1.52%	1.30%	1.13%	1.24%
Allowance for loan losses to nonperforming loans	187.2%	389.7%	333.0%	311.0%	455.0%	396.0%	766.0%
Nonperforming assets to total assets	0.74%	0.29%	0.34%	0.41%	0.33%	0.30%	0.17%
Net loan charge-offs (recoveries) to average loans	0.17%	0.12%	0.25%	0.37%	(0.01)%	0.11%	0.35%

	As of and for the Nine months Ended September 30,		As of and for the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollar amounts in thousands, except per share data)
Capital Ratios:
Leverage ratio	10.02%	10.74%	11.02%	12.88%	12.78%	9.45%	11.68%
Tier 1 risk-based capital ratio	11.74%	13.27%	12.98%	14.93%	15.41%	11.01%	14.51%
Total risk-based capital ratio	12.99%	14.52%	14.24%	16.18%	16.64%	13.54%	18.12%

 SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        On September 9, 2008, Yadkin Valley and American Community jointly announced the signing of a definitive agreement to merge American Community with and into Yadkin Valley. The following selected unaudited pro forma condensed consolidated financial information presents the impact on Yadkin Valley of the acquisition of American Community. In the merger, American Community shareholders will receive cash in an amount not to exceed $16,876,216 and a maximum of 4,804,587 shares of Yadkin Valley common stock. This calculation assumes all stock options would be exercised prior to the merger and would be less if options were unexercised at merger.

        Under the acquisition method of accounting, Yadkin Valley will record the assets and liabilities of American Community at their fair values on the closing date of the merger. The selected unaudited pro forma condensed consolidated balance sheets as of September 30, 2008 and December 31, 2007 have been prepared under the assumption that the American Community acquisition was completed on that date. The selected unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2008, and the year ended December 31, 2007, have been prepared under the assumption that the merger was completed on January 1, 2008 and January 1, 2007, respectively. The pro forma calculations, shown below, assume a closing price of $14.71, which represents the closing price of Yadkin Valley's common stock on December 12, 2008.

        The selected unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only, and does not indicate either the operating results that would have occurred had the merger been consummated on January 1, 2007 or January 1, 2008, as the case may be, or future results of operations or financial condition. The selected unaudited pro forma condensed consolidated financial information is based upon assumptions and adjustments that Yadkin Valley believes are reasonable. No assumptions have been applied to the selected pro forma condensed consolidated financial statements regarding possible revenue enhancements, or asset dispositions. The selected unaudited pro forma condensed consolidated financial statements should be read in conjunction with Yadkin Valley's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation" which are both included in this document.

        Yadkin Valley will be required to prospectively apply Statement on Financial Accounting Standards No. 141 Revised ("SFAS 141 (R)") to all business combinations completed on or after January 1, 2009, which includes the expected closing date of the merger with American Community. As of the date of merger, American Community's assets and liabilities will be recorded at their estimated fair values. To the extent that the purchase price exceeds the estimated fair value of the net assets acquired, Yadkin Valley will allocate the excess purchase price to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the good will resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Core deposit and other intangibles with definite useful lives will be amortized to expense over their useful lives. Adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year; acquisition-related restructuring costs that do not meet the criteria in SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", will be expensed as incurred; transaction costs will be expensed as incurred; reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period; and the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS No. 141(R) will require new and modified disclosures surrounding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward.

        The financial statements of Yadkin Valley issued after the merger will reflect the results attributable to the acquired operations of American Community beginning on the date the merger is completed. The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. As discussed in Note 4 to the unaudited pro forma combined consolidated financial statements, the United States Treasury ("Treasury") has implemented a voluntary Capital Purchase Program under the Troubled Asset Relief Program ("TARP") to encourage United States financial institutions to build capital to increase the flow of financing to U. S. businesses and consumers to support the U. S. economy. In its October 14, 2008 release (HP-1207), Treasury announced the terms of the program. Treasury will purchase up to $250 billion of senior preferred shares on standardized terms as described in the program's term sheet. The minimum subscription amount available to a participating institution is 1 percent of risk weighted assets. The maximum subscription amount is the lesser of $25 billion or 3 percent of risk-weighted assets. Standards that must be met by the participating financial institutions are outlined in the release. On October 30, 2008 the Company submitted an application to issue $36 million in preferred securities. On December 12, 2008, the Company received verbal notification that it has received preliminary approval to participate in the U.S. Department of Treasury Capital Purchase Program.

        The following unaudited pro forma financial information of Yadkin Valley and American Community for the nine months ended September 30, 2008 and for the fiscal year ended December 31, 2007 shows the effect of a $12 million issuance (the "minimum") and a maximum of a $36 million issuance (the "maximum") of Senior Preferred Stock issued to the Treasury pursuant to the Capital Purchase Program. The pro forma financial data presented below may change materially under either the minimum or maximum scenario based on, among other things, the actual proceeds received under the Capital Purchase Program if we meet the requirements final approval from Treasury, the timing and utilization of the proceeds as well as certain other factors including the strike price of the warrants, any subsequent changes in the Company's common stock price, and the discount rate used to determine the fair value of the preferred stock. Accordingly, we can provide no assurance that the minimum or maximum pro forma scenarios included in the following pro forma financial data will ever be achieved. We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing stockholders with information that may be useful for purposes of considering and evaluating the proposals to amend our by-laws.

Selected Unaudited Pro Forma Condensed Consolidated Balance Sheets
As of September 30, 2008
Assuming Issuance of $36 million (approximately 3% of risk-weighted assets) in Preferred Stock
(dollars in thousands)

	Yadkin Valley Historical	American Community Historical	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$39,121	$24,688	—		$63,809
Investment securities	140,709	73,538	$14,040	(a)	228,287
Gross loans	1,118,619	421,141	(4,353	)(b)	1,535,407
Allowance for loan losses	(16,526)	(7,316)	7,316	(c)	(16,526)

Net loans	1,102,093	413,825	2,963		1,518,881
Loans held for sale	44,841	—	—		44,841
Premises and equipment, net	32,948	7,293	749	(d)	40,990
Foreclosed real estate	3,001	77	—		3,078
Investment in bank-owned life insurance	23,386	—	—		23,386
Goodwill	54,149	9,838	29,588	(e)	93,575
Core deposit intangible	4,886	378	2,301	(f)	7,565
Other assets	24,246	11,208	1,511	(g)	36,965

Total assets	$1,469,380	$540,845	$51,152		$2,061,377

Liabilities and Stockholders' Equity
Liabilities:
Deposits	$1,107,895	$429,284	$3,490	(h)	$1,540,669
Borrowings	198,209	57,921	(1,000	)(i)	255,130
Other liabilities	10,620	2,142	1,541	(j)	14,303

Total liabilities	1,316,724	489,347	4,031		1,810,102

Stockholders Equity:
Preferred stock	—	—	36,000	(k)	36,000
Common stock	11,533	6,575	(2,067	)(l)	16,041
Warrants	—	—	2,600	(m)	2,600
Discount on preferred stock	—	—	(2,600	)(n)	(2,600)
Surplus	87,989	32,785	29,941	(o)	150,715
Retained earnings	52,139	12,040	(16,655	)(p)	47,524
Accumulated other comprehensive income	995	98	(98	)(q)	995

Total stockholders' equity	152,656	51,498	47,121		251,275

Total liabilities and equity	$1,469,380	$540,845	$51,152		$2,061,377

Assumptions:

(a)
Securities were increased by $14,040. This adjustment was due to $36,000 in preferred shares issued under TARP (see Note 4), reduced by $15,834 paid for 19.5% of the 6,575,000 American Community shares outstanding (see Note 1) at a price of $12.35 per share as prescribed by the merger agreement, and also reduced by $6,126 for estimated merger expenses.

(b)
Gross loans decreased by $4,353 for the fair value adjustment to ACB loans which includes a component of the fair value estimate for the non-collectability of contractual future cash flows that has been estimated for purposes of the pro forma financial statements as the allowance for loan losses of ACB, which is $7.3 million.

(c)
The American Community allowance for loan losses was eliminated because loans acquired from American Community were recorded at fair value as discussed above, and, thus, no allowance existed on acquired loans at the merger date.

(d)
Premises and equipment were increased by $749, the estimated fair market value adjustment to American Community real estate (see Note 3).

(e)
Goodwill was increased by $29,588, the difference between the consideration given to American Community shareholders and the fair market value of net assets acquired (see Note 3).

(f)
Core deposit intangible was increased by $2,301, representing elimination of American Community's Core deposit intangible of $378 and an increase of $2,679, a valuation adjustment attributed to American Community core deposits at the merger date.

(g)
Other assets were increased by $1,511 to record current taxes receivable (see Note 3).

(h)
Deposits were increased by $3,490 for a fair market value adjustment to time deposits based on the impact of current interest rates on the value of time deposits (see Note 3)

(i)
Borrowings were decreased by $1,000 for a fair market value adjustment to term borrowings based on the impact of current interest rates on the value of borrowings (see Note 3).

(j)
Other liabilities increased $1,541 to record deferred taxes payable on fair market value adjustments to assets and liabilities.

(k)
Preferred stock was added to the balance sheets in the amount of $36,000 for preferred stock issued under TARP (see Note 4).

(l)
Common stock was decreased by $2,067 for the difference between Yadkin Valley shares to be issued and American Community shares to be cancelled (see Note 2)

(m)
Warrants were added to the balance sheets in the amount of $2,600 to recognize the value of ten year warrants issued under TARP (see Note 4).

(n)
Preferred stock discount was added to the balance sheets in the amount of 2,600 to allocate a portion of the proceeds of issuing preferred stock to warrants (see Note 4).

(o)
Surplus was increased by $29,941, representing the value of Yadkin Valley stock issued to American Community shareholders, less American Community surplus and less the par value of Yadkin Valley stock issued. The Yadkin Valley stock price assumed for the calculation was $14.71 per share, the closing price on December 12, 2008 (see Note 2).

(p)
Retained earnings were decreased by $12,040 to eliminate American Community retained earnings and by $4,615 for merger expenses, net of taxes. Other accumulated comprehensive income was decreased by $98 to eliminate American Community other accumulated comprehensive income.

(q)
Other accumulated comprehensive income was decreased by $98 to eliminate American Community other accumulated comprehensive income.

Selected Unaudited Pro Forma Condensed Consolidated Balance Sheets
As of September 30, 2008
Assuming Issuance of $12 million (approximately 1% of risk-weighted assets) in Preferred Stock
(dollars in thousands)

	Yadkin Valley Historical	American Community Historical	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$39,121	$24,688	—		$63,809
Investment securities	140,709	73,538	$40	(a)	214,287
Gross loans	1,118,619	421,141	(4,353	)(b)	1,535,407
Allowance for loan losses	(16,526)	(7,316)	7,316	(c)	(16,526)

Net loans	1,102,093	413,825	2,963		1,518,881
Loans held for sale	44,841	—	—		44,841
Premises and equipment, net	32,948	7,293	749	(d)	40,990
Foreclosed real estate	3,001	77	—		3,078
Investment in bank-owned life insurance	23,386	—	—		23,386
Goodwill	54,149	9,838	29,588	(e)	93,575
Core deposit intangible	4,886	378	2,301	(f)	7,565
Other assets	24,246	11,208	1,511	(g)	36,965

Total assets	$1,469,380	$540,845	$37,152		$2,047,377

Liabilities and Stockholders' Equity
Liabilities:
Deposits	$1,107,895	$429,284	$3,490	(h)	$1,540,669
Borrowings	198,209	57,921	9,000	(i)	265,130
Other liabilities	10,620	2,142	1,541	(j)	14,303

Total liabilities	1,316,724	489,347	14,031		1,820,102

Stockholders Equity:
Preferred stock	—	—	12,000	(k)	12,000
Common stock	11,533	6,575	(2,067	)(l)	16,041
Warrants	—	—	870	(m)	870
Discount on preferred stock	—	—	(870	)(n)	(870)
Surplus	87,989	32,785	29,941	(o)	150,715
Retained earnings	52,139	12,040	(16,655	)(p)	47,524
Accumulated other comprehensive income	995	98	(98	)(q)	995

Total stockholders' equity	152,656	51,498	23,121		227,275

Total liabilities and equity	$1,469,380	$540,845	$37,152		$2,047,377

Assumptions:

(a)
Securities were increased by $40. The adjustment was due to an increase of $12,000 for preferred shares issued under TARP (see Note 4) an increase of $10,000 for additional borrowings, a reduction of by $15,834 paid for 19.5% of the 6,575,000 American Community shares outstanding (see Note 1) at a price of $12.35 per share as prescribed by the merger agreement, and also a reduction of by $6,126 for estimated merger expenses.

(b)
Gross loans decreased by $4,353 for the fair value adjustment to ACB loans which includes a component of the fair value estimate for the non-collectability of contractual future cash flows that has been estimated for purposes of the pro forma financial statements as the allowance for loan losses of ACB, which is $7.3 million.

(c)
The American Community allowance for loan losses was eliminated because loans acquired from American Community were recorded at fair value as discussed above, and, thus, no allowance existed on acquired loans at the merger date.

(d)
Premises and equipment were increased by $749, the estimated fair market value adjustment to American Community real estate (see Note 3).

(e)
Goodwill was increased by $24,829, the difference between the consideration given to American Community shareholders and the fair market value of net assets acquired (see Note 3).

(f)
Core deposit intangible was increased by $2,301, representing a decrease of $378 from elimination of American Community's existing core deposit intangible and an increase of $2,679 for an estimate of the intangible associated with American Community's core deposits at the merger date.

(g)
Other assets were increased by $1,511 to record current taxes receivable (see Note 3).

(h)
Deposits were increased by $3,490 for a fair market value adjustment to time deposits based on the impact current interest rates on the value of time deposits (see Note 3)

(i)
Borrowings were decreased the net of the following: additional borrowings of $10,000 for liquidity and a fair market value adjustment to decrease American Community term borrowings by $1,000 to reflect the impact of current interest rates (see Note 3).

(j)
Other liabilities increased $1,541 to record deferred taxes payable on fair market value adjustments to assets and liabilities.

(k)
Preferred stock was added to the balance sheets in the amount of $12,000 for preferred stock issued under TARP (see Note 4).

(l)
Common stock was decreased by $2,067 for the difference between Yadkin Valley shares to be issued and American Community shares to be cancelled (see Note 2)

(m)
Warrants were added to the balance sheets in the amount of $870 to recognize the value of ten year warrants issued under TARP (see Note 4).

(n)
Preferred stock discount was added to the balance sheets in the amount of $870 to allocate a portion of the proceeds of issuing preferred stock to warrants (see Note 4).

(o)
Surplus was increased by $29,941, representing the value of Yadkin Valley stock issued to American Community shareholders, less American Community surplus and less the par value of Yadkin Valley stock issued. The Yadkin Valley stock price assumed for the calculation was $14.71 per share, the closing price on December 12, 2008 (see Note 2).

(p)
Retained earnings were decreased by $12,040 to eliminate American Community retained earnings and by $4,615 for merger expenses, net of taxes.

(q)
Other accumulated comprehensive income was decreased by $98 to eliminate American Community other accumulated comprehensive income.

Selected Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Nine Months Ended September 30, 2008
Assuming Issuance of $36 million (approximately 3% of risk-weighted assets) in Preferred Stock
(amounts in thousands except per share data)

	Yadkin Valley Historical	American Community Historical	Pro Forma Adjustments		Pro Forma Combined
Income Statement Data:
Interest income	$56,443	$23,329	$(283	)(a)	$79,489
Interest expense	26,088	11,070	(1,618	)(b)	35,540
Provision for loan losses	3,492	2,163	—		5,655

Net interest income after provision for loan losses	26,863	10,096	1,335		38,294
Non interest income	11,034	1,846	—		12,880
Non interest expense	28,556	13,515	301	(c)	42,372

Income before income taxes	9,341	(1,573)	1,034		8,802
Provision for income taxes	2,907	151	325	(d)	3,383

Net income	$6,434	$(1,724)	$709		$5,419

Dividends on preferred stock	—	—	1,350	(e)	1,350
Accretion of discount on preferred stock			375	(f)	375
Net income available to common stockholders	$6,434	$(1,724)	$(1,016)		$3,694

Selected Financial Ratios:
Earnings Per Share:
Basic	$0.57	$(0.26)			$0.24
Diluted	$0.57	$(0.26)			$0.23
Average Basic Shares Outstanding	11,199	6,539	(2,056)		15,682
Average Diluted Shares Outstanding	11,276	6,632	(2,070)		15,838
Return on Average Equity (annualized)	5.87%	(4.21)%			2.33%

Assumptions:

(a)
Interest income decreased by $283 due to an increase of $443 from additional investment securities yielding 4.2% that was offset by a decrease of $726 in amortization of the loans fair market value adjustment (see Note 5).

(b)
Interest expense decreased by $1,618 due to an increase of $188 from amortizing the borrowings fair market value adjustment that was offset by a decrease of $1,806 from amortizing the time deposit fair market value adjustment (see Note 5).

(c)
Non interest expense increased by $301 from amortizing the core deposit intangible (see Note 5).

(d)
Provision for income taxes increased by $709 from the net tax impact of adjustments to income before taxes (see Note 5).

(e)
Dividends were added to the financial statement to reflect the dividends accrued on $36,000 in preferred stock issued under TARP at an annual rate of 5% (see Note 4).

(f)
Accretion discount on the preferred stock is calculated using the effective interest method over 5 years at a rate of 6.75%.

Selected Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Year Ended December 31, 2007
Assuming Issuance of $36 million (approximately 3% of risk-weighted assets) in Preferred Stock
(amounts in thousands except per share data)

	Yadkin Valley Historical	American Community Historical	Pro Forma Adjustments		Pro Forma Combined
Income Statement Data:
Interest income	$75,193	$35,426	$(378	)(a)	$110,241
Interest expense	33,300	16,193	(2,158	)(b)	47,335
Provision for loan losses	2,489	1,033			3,522

Net interest income after provision for loan losses	39,404	18,200	1,780		59,384
Non interest income	15,444	3,391			18,835
Non interest expense	32,959	13,702	402	(c)	47,063

Income before income taxes	21,889	7,889	1,378		31,156
Provision for income taxes	7,201	2,869	453	(d)	10,523

Net income	$14,688	$5,020	$925		$20,633

Dividends on preferred stock	—	—	1,800	(e)	1,800
Accretion of discount on preferred stock			$500	(f)	500
Net income available to common stockholders	$14,688	$5,020	$(1,375)		$18,333

Selected Financial Ratios:
Earnings Per Share:
Basic	$1.39	$0.74			$1.20
Diluted	$1.37	$0.72			$1.18
Average Basic Shares Outstanding	10,595	6,780	(2,131)		15,244
Average Diluted Shares Outstanding	10,713	6,938	(2,155)		15,496
Return on Average Equity (annualized)	11.32%	9.15%			9.62%

Assumptions:

(a)
Interest income decreased by $378 due to an increase of $590 from additional investment securities yielding 4.2% that was offset by a decrease of $968 in amortization of the loans fair market value adjustment (see Note 5).

(b)
Interest expense decreased by $2,158, due to an increase of $250 from amortizing the borrowings fair market value adjustment that was offset by a decrease of $2,408 from amortizing the time deposit fair market value adjustment (see Note 5).

(c)
Non interest expense increased by $402 from amortizing the core deposit intangible (see Note 5).

(d)
Provision for income taxes increased by $453 from the net tax impact of adjustments to income before taxes (see Note 5).

(e)
Dividends were added to the financial statement to reflect the dividends accrued on $36,000 in preferred stock issued under TARP at an annual rate of 5% (see Note 4).

(f)
Accretion discount on the preferred stock is calculated using the effective interest method over 5 years at a rate of 6.75%.

Selected Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Nine Months Ended September 30, 2008
Assuming Issuance of $12 million (approximately 1% of risk-weighted assets) in Preferred Stock
(amounts in thousands except per share data)

	Yadkin Valley Historical	American Community Historical	Pro Forma Adjustments		Pro Forma Combined
Income Statement Data:
Interest income	$56,443	$23,329	$(724	)(a)	$79,048
Interest expense	26,088	11,070	(1,372	)(b)	35,786
Provision for loan losses	3,492	2,163	—		5,655

Net interest income after provision for loan losses	26,863	10,096	648		37,607
Non interest income	11,034	1,846	—		12,880
Non interest expense	28,556	13,515	301	(c)	42,372

Income before income taxes	9,341	(1,573)	347		8,115
Provision for income taxes	2,907	151	109	(d)	3,167

Net income	$6,434	$(1,724)	$238		$4,948

Dividends on preferred stock	—	—	450	(e)	450
Accretion of discount on preferred stock			125	(f)	125
Net income available to common	$6,434	$(1,724)	$(337)		$4,373

Selected Financial Ratios:
Earnings Per Share:
Basic	$0.57	$(0.26)			$0.28
Diluted	$0.57	$(0.26)			$0.28
Average Basic Shares Outstanding	11,199	6,539	(2,056)		15,682
Average Diluted Shares Outstanding	11,276	6,632	(2,070)		15,838
Return on Average Equity (annualized)	5.87%	(4.21)%			2.76%

Assumptions:

(a)
Interest income decreased by $724 due to an increase of $1 from additional investment securities yielding 4.2% that was offset by a decrease of $725 in amortization of the loans fair market value adjustment (see Note 5).

(b)
Interest expense decreased by $1,372 due to an increase of $434 from amortizing the borrowings fair market value adjustment that was offset by a decrease of $1,806 from amortizing the time deposit fair market value adjustment (see Note 5).

(c)
Non interest expense increased by $301 from amortizing the core deposit intangible (see Note 5).

(d)
Provision for income taxes increased by $109 from the net tax impact of adjustments to income before taxes (see Note 5).

(e)
Dividends were added to the financial statement to reflect the dividends accrued on $12,000 in preferred stock issued under TARP at an annual rate of 5% (see Note 4).

(f)
Accretion discount on the preferred stock is calculated using the effective interest method over 5 years at a rate of 6.75%.

Selected Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Year Ended December 31, 2007
Assuming Issuance of $12 million (approximately 1% of risk-weighted assets) in Preferred Stock
(amounts in thousands except per share data)

	Yadkin Valley Historical	American Community Historical	Pro Forma Adjustments		Pro Forma Combined
Income Statement Data:
Interest income	$75,193	$35,426	$(966	)(a)	$109,653
Interest expense	33,300	16,193	(1,829	)(b)	47,664
Provision for loan losses	2,489	1,033	—		3,522

Net interest income after provision for loan losses	39,404	18,200	863		58,467
Non interest income	15,444	3,391			18,835
Non interest expense	32,959	13,702	402	(c)	47,063

Income before income taxes	21,889	7,889	461		30,239
Provision for income taxes	7,201	2,869	152	(d)	10,222

Net income	$14,688	$5,020	$309		$20,017

Dividends on preferred stock	—	—	600	(e)	600
Accretion of discount on preferred stock			170	(f)	170
Net income available to common	$14,688	$5,020	$(461)		$19,247

Selected Financial Ratios:
Earnings Per Share:
Basic	$1.39	$0.74			$1.26
Diluted	$1.37	$0.72			$1.24
Average Basic Shares Outstanding	10,595	6,780	(2,131)		15,244
Average Diluted Shares Outstanding	10,713	6,938	(2,181)		15,470
Return on Average Equity (annualized)	11.32%	9.15%			9.83%

Assumptions:

(a)
Interest income decreased by $966 due to an increase of $2 from additional investment securities yielding 4.2% that was offset by a decrease of $968 in amortization of the loans fair market value adjustment (see Note 5).

(b)
Interest expense decreased by $1,829 due to an increase of $579 from amortizing the borrowings fair market value adjustment that was offset by a decrease of $2,408 from amortizing the time deposit fair market value adjustment (see Note 5).

(c)
Non interest expense increased by $402 from amortizing the core deposit intangible (see Note 5).

(d)
Provision for income taxes increased by $152 from the net tax impact of adjustments to income before taxes (see Note 5).

(e)
Dividends were added to the financial statement to reflect the dividends accrued on $12,000 in preferred stock issued under TARP at an annual rate of 5% (see Note 4).

(f)
Accretion discount on the preferred stock is calculated using the effective interest method over 5 years at a rate of 6.75%.

 YADKIN VALLEY FINANCIAL CORPORATION AND
AMERICAN COMMUNITY BANCHSARES, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED
CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2007
As of and For the Nine Months Ended September 30, 2008

Note 1. Basis of Presentation

        The merger will be accounted for as an acquisition by Yadkin Valley of American Community using the acquisition method of accounting reflecting the acquisition by Yadkin Valley of American Community and, accordingly, the assets and liabilities of American Community will be recorded at their respective fair values on the date the merger is completed. The merger will be affected by the issuance of shares of Yadkin Valley common stock ($1.00 par value) to American Community shareholders. Each share of American Community common stock will be exchanged for 0.8517 shares of Yadkin Valley common stock, or $12.35 per share, subject to an overall allocation of 80.5% stock consideration and 19.5% cash consideration. The allocation between stock consideration and cash consideration assumes the Yadkin Valley stock at $14.50. This price is the approximate price of Yadkin Valley common stock during the merger negotiation period between the two companies. Under SFAS 141, the merger accounting journal entries will be based on the closing price on the date of merger which may be different than this estimate.

        The pro forma financial information includes estimated adjustments to record assets and liabilities of American Community at their respective fair values. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed.

        The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of American Community's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Changes in the fair value of the net assets of American Community as of the date of the merger will change the amount of purchase price allocable to goodwill and the respective assets and liabilities. The further refinement of transaction costs will result in additional charges to operations in the period incurred. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

        The pro forma financial information for the merger is included only as of and for the nine months ended September 30, 2008, and for the year ended December 31, 2007. The unaudited pro forma information is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

        The unaudited pro forma financial information of Yadkin Valley and American Community for the nine months ended September 30, 2008 and for the fiscal year ended December 31, 2007 shows the effect of a $12 million issuance and a maximum of a $36 million issuance of Senior Preferred Stock issued to the Treasury pursuant to the Capital Purchase Program. The pro forma financial data presented below may change materially under either the minimum or maximum scenario based on, among other things, the actual proceeds received under the Capital Purchase Program if we meet the requirements final approval from Treasury, the timing and utilization of the proceeds as well as certain other factors including the strike price of the warrants, any subsequent changes in the Company's common stock price, and the discount rate used to determine the fair value of the preferred stock. Accordingly, we can provide no assurance that the minimum or maximum pro forma scenarios included in the following pro forma financial data will ever be achieved. We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing stockholders with information that may be useful for purposes of considering and evaluating the proposals to amend our by-laws.

Note 2. Adjustments to Equity

        The pro forma financial information reflects the issuance of 4,507,667 shares of Yadkin Valley common stock with an aggregate market value of approximately $66.3 million. The table below provides the calculation of the number of shares issued:

As of September 30, 2008
American Community common stock outstanding	6,574,600
Exchange ratio	0.8517
Stock allocation percentage of total purchase price	80.5%
Yadkin Valley common stock issued	4,507,667

        The pro forma financial information includes adjustments to shareholders' equity for the elimination of American Community's accumulated other comprehensive income of $98 thousand and the elimination of American Community's undivided profits of $12.0 million as of September 30, 2008. In addition to these equity adjustments, $0.9 million was included in the purchase price for the estimated fair value of all unexercised American Community stock options assumed upon the Merger and $6.1 million was included in the purchase price for estimated transaction costs. The estimated stock option fair value of $0.9 million is based on an estimated fair value of $2.50 per share. The final estimate of fair value of the Yadkin Valley stock options will be based on the Black-Scholes option model.

        The US Treasury will receive warrants to purchase a number of shares of common stock of YAVY having an aggregate market price equal to 15% of the Senior Preferred amount on the date of the investment. The initial exercise price for the warrants, and the market price for determining the number of shares of common stock subject to the warrants, shall be the market price for the common stock on the date of the Senior Preferred investment. The term is 10 years and immediately exercisable, in whole or in part.

        The following table provides a summary of pro forma adjustments to stockholders' equity:

Pro Forma Adjustments to Stockholders' Equity	As of September 30, 2008 (in thousands, except share and par value amounts)
Preferred stock issued under TARP		$12,000	$36,000
Common stock adjustment:
Shares of YAVY common issued	4,507,667
YAVY par value per share	$1.00	$4,508	$4,508
Eliminate ACBA shares outstanding		(6,575)	(6,575)

Common stock adjustment		(2,067)	(2,067)

Warrants issued in TARP offering—See Note 2		2,600	2,600
Preferred stock discount adjustment from allocation to warrants		(2,600)	(2,600)
Surplus adjustment:
Yadkin shares issued for ACBA common shares		66,312	66,312
Yadkin shares issued for estimated fair value of ACBA stock options		922	922
Less: estimated fair value attributed to common stock par value		(4,508)	(4,508)
Less: ACBA surplus		(32,785)	(32,785)
Surplus adjustment		29,941	29,941

Retained earnings adjustment:
Eliminate ACBA retained earnings		(12,040)	(12,040)
Deal costs recognized in current expenses		(4,615)	(4,615)

Retained earnings adjustment		(16,655)	(16,655)
Eliminate ACBA accumulated other comprehensive income		(98)	(98)

Total stockholders' equity adjustment		$23,121	$47,121

Note 3. Purchase Accounting Adjustments

        The adjustments under the acquisition method of accounting included in the pro forma statement of financial condition include adjustments to loans, fixed assets, interest-bearing deposits, and long-term borrowings of $(4.0) million, $0.7 million, $3.5 million, and $(1.0) million, respectively. These adjustments are based on preliminary valuations performed as of September 30, 2008. The adjustments recorded for these assets and liabilities on the merger date could vary significantly from the pro forma adjustments included herein depending on changes in interest rates and the components of the assets and liabilities.

        The adjustments under the acquisition method of accounting include a core deposit intangible asset adjustment of $2.7 million. The $2.7 million was calculated by applying a premium of 0.97% to American Community's core deposits. Core deposits are defined as all non-interest bearing deposits and interest-bearing transaction accounts excluding non-core time deposits. The amortization of the core deposit intangible assets in the pro forma statements of operations is assumed to be over the estimated life using an accelerated method. An analysis to determine if other identifiable intangible assets exist has not yet been completed. Upon completion of this analysis, additional intangible assets may be recorded which will affect the purchase price allocation. The pro forma financial statements also include an adjustment to establish a net deferred tax liability of $1.5 million. This deferred income tax adjustment is included in other liabilities.

        The pro forma balance sheets include total merger costs, net of taxes, of $4.6 million. Projected merger costs include contract terminations and other deductible expenses of $3.8 million. Projected legal, accounting, and investment banking fees of $2.3 million which will be recognized as period expenses in accordance with SFAS No. 141(R). These expenses are expected to be non-deductible.

        Application of SFAS No. 141(R) will require adjustments under the acquisition method of accounting to net loans at the merger date. Loans will be recorded at fair value with respect to current interest rates, credit quality, and any other factors that may impact the value of loans. Prior to adoption of SFAS No. 141(R), the loan portfolio of the acquired entity was valued excluding the effects of credit losses, and the allowance for loan losses of the acquired entity was carried over by the acquiring company. As a result of SFAS 141(R), the fair value estimate of loans will include the effects of uncertainty about the collectibility of future cash flows and Yadkin will not carry over the allowance for loan losses of American Community.

        The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements:

Purchase Price (in thousands):
American Community common shares outstanding	6,575
Portion exchanged for cash	19.5%

American Community common shares converted to cash	1,282

Cash paid	$12.35	$15,834
Portion exchanged for stock	80.5%

American Community common shares exchanged for stock	5,293
Exchange ratio	.8517
Common shares of Yadkin Valley exchanged for common shares of American Community	4,508
Value of stock exchanged (based on closing stock price of $14.71 on December 12, 2008)	14.71	66,312
Estimated fair value of American Community's stock options		922

Purchase price		83,068
Net assets acquired
American Community shareholders' equity	51,498
American Community's goodwill and other intangibles	(10,216)	41,282

Excess of purchase price over carrying value of net assets acquired		41,786
Estimated adjustments to reflect fair value of assets acquired and liabilities assumed:
Gross loans		4,353
Allowance for loan losses		(7,316)
Fixed assets		(749)
Core deposits	276,213
Core deposit intangible rate	0.97%	(2,679)
Deferred income taxes		1,541
Time certificates		3,490
Other borrowings		(1,000)

Goodwill, before eliminating ACBA goodwill		$39,426

Note 4. Troubled Asset Relief Program ("TARP")

        The pro forma financial information reflects the issuance of a minimum $12 million or a maximum $36 million of Yadkin Valley Financial Corporation Senior Preferred Shares. Investment securities include the proceeds reinvested in federal agency bonds with a rate of return of approximately 4.2%. Warrants included the book value as determined by applying the relative fair market value percentages to the amount of TARP capital raised. Preferred stock to be issued under TARP is $1,000 par value; authorized 1,000,000 shares; a minimum of 120,000 shares and a maximum of 360,000 shares issued and outstanding for a minimum issuance of $12 million and a maximum of $36 million, at an annual rate of 5%. The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date. The discount on the preferred stock is amortized over a five year period via the effective yield method.

Note 5. Pro Forma Statement of Income

        The pro forma condensed combined statements of income for the nine months ended September 30, 2008 and for the year ended December 31, 2007 include adjustments for the amortization of the estimated core deposit intangible, the estimated amortization or accretion of purchase accounting adjustments made to loans, real property, interest-bearing deposits, long-term borrowings and the related tax effect of all the adjustments. The amortization or accretion of the purchase accounting adjustments made to loans, interest-bearing deposits and long-term borrowings was estimated based on estimated weighted average maturities.

        These results are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented.

Note 6. Merger Costs

        In connection with the merger, Yadkin Valley and American Community have begun to further develop their plans to consolidate the operations of American Community. Yadkin Valley and American Community are currently in the process of assessing American Community's personnel, benefit plans, premises, equipment, telephone and data systems and service contracts to determine the most efficient and effective methods of operating under one system following the merger. Certain decisions arising from these assessments may involve canceling contracts between either Yadkin Valley or American Community and certain service providers. The costs associated with such decisions will be recorded as accounting adjustments under the acquisition method, which have the effect of increasing current expenses following the Company's adoption of SFAS No. 141(R). It is expected that all such costs will be identified and recorded within one year of completion of the merger and all such actions required to effect these decisions would be taken within one year after finalization of these plans. The pro forma condensed consolidated balance sheets include a preliminary estimate of such costs of $3.8 million, which represents liabilities assumed. In addition, the pro forma balance sheets include a preliminary estimate that legal, accounting, and investment banking fees incurred with planning and executing the merger will be $2.3 million. Both merger cost amounts total $6.1 million which has been reflected in the retained earnings adjustment, net of tax expense of $1.5 million, in the condensed consolidated pro forma balance sheets. Under SFAS 141(R) and as discussed earlier in the Selected Unaudited Pro Forma Condensed Consolidated Financial Information, these transaction related costs will be recognized as period expenses on the latter of the merger date or the date paid. However, as prescribed by reporting guidelines, these expenses have been excluded from the pro forma condensed consolidated income statements. Through September 30, 2008, the Company had incurred transaction related expenditures of $260,350 that is included in other assets and $37,644 that is included in other expenses in the condensed consolidated financial statements.

        Yadkin Valley expects to realize cost savings as its products are offered to American Community following systems consolidation of the service delivery platforms and the core processing systems which are expected to occur within six months of the merger date. In accordance with reporting guidelines, these adjustments have been excluded from pro forma condensed consolidated financial statements. Following systems conversion, cost savings are expected to be about $4.8 million, annualized.

 UNAUDITED COMPARATIVE PER SHARE DATA

        The following summary presents per share information for Yadkin Valley and American Community on a historical, pro forma combined and pro form diluted equivalent basis for the periods and as of the dates indicated below. The pro forma information gives effect to the American Community merger accounted for using the purchase method of accounting. This information should be read in conjunction with the companies' historical financial statements and related notes and pro forma condensed consolidated financial data included elsewhere herein. The pro forma information should not be relied upon as being indicative of the historical results the companies would have had if the merger had occurred before such periods or the future results that the companies will experience after the merger.

        The pro forma combined income per diluted share has been computed based on the diluted average number of shares of common stock of Yadkin Valley adjusted for the additional shares to be issued in connection with the acquisition of American Community. The merger equivalent income per diluted share of American Community is based on the number of shares of Yadkin Valley common stock into which each share and options of American Community common stock will be converted in the merger.

        The pro forma combined book value per share is based upon the pro forma combined equity of Yadkin Valley divided by the pro forma number of outstanding shares of the combined companies as of September 30, 2008. The merger equivalent book value per share of American Community is based on the number 4,507,667 shares of Yadkin Valley common stock into which the 6,507,600 shares of American Community common stock and the option to acquire 465,577 of American Community common stock outstanding as of September 30, 2008 will be converted in the merger. The foregoing assumes that the shares of Yadkin Valley common stock to be issued will have a value of $14.71 per share, the market value per share of the Yadkin Valley common stock at December 12, 2008. The actual price of Yadkin Valley Stock on the date of merger may be different than the price used for the pro forma.

	Nine months ended September 30, 2008	Year ended December 31, 2007
Net Earnings per common share:
Earnings per diluted share:
Yadkin Valley	$0.57	$1.37
American Community	(0.26)	0.72
Pro forma combined (issuance of $36 million)(2)	0.23	1.18
Pro forma combined (issuance of $12 million)(2)	0.28	1.24
Pro forma merger equivalent (issuance of $36 million)(1)	0.20	1.01
Pro forma merger equivalent (issuance of $12 million)(1)	0.24	1.06
Balance Sheet Data:
Net book value per share
Yadkin Valley	$13.24	$12.62
American Community	7.83	8.31
Pro forma combined (issuance of $36 million and $12 million)(2)	13.87	13.71
Pro forma merger equivalent(1)	11.81	11.68

(1)
Calculated by multiplying the pro forma combined information by the exchange ratio of 0.8517.

(2)
Refer to Note 1 which discusses the two different issuances.

 RISK FACTORS

        If the merger is consummated and you are an American Community shareholder, you may receive shares of Yadkin Valley common stock in exchange for your shares of American Community common stock. An investment in Yadkin Valley common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in American Community common stock. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted on page 47 under the heading "Cautionary Statement Regarding Forward-Looking Statements."

        However, there are a number of other risks and uncertainties relating to Yadkin Valley that you should consider in deciding how to vote on the merger in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect Yadkin Valley's future financial results and may cause Yadkin Valley's future earnings and financial condition to be less favorable than Yadkin Valley's expectations. There are also a number of risks related to the merger that shareholders of both Yadkin Valley and American Community should consider in deciding how to vote on the merger. This section summarizes those risks.

Risks Related to the Merger

         Yadkin Valley intends to raise capital to provide the capital required for this merger, and that capital may not be available when it is needed, or at all.

        Yadkin Valley intends to raise approximately $18 million in order to pay the American Community shareholders the cash consideration for their shares and to pay transaction expenses related to the merger. Yadkin Valley is planning to fund the cash portion of the acquisition (which will be approximately $18 million, including some transaction costs) through its participation in the Treasury's Capital Purchase Program under the Troubled Assets Relief Program ("TARP"). On October 30, 2008, Yadkin Valley submitted a preliminary application with the US Treasury. Yadkin Valley has applied for $36 million, part of which would be used to fund the cash portion of this acquisition. If Yadkin Valley does not participate in the TARP program, Yadkin Valley anticipates raising the funds necessary for the cash portion of this acquisition by conducting a private offering of subordinated debt to a limited number of investors. In this regard, Yadkin Valley has been in discussions about the purchase by another financial institution of subordinated debt to be issued by Yadkin Valley, though at this time it does not have a commitment letter for this transaction.

        The ability to raise additional capital will depend in part on conditions in the capital markets at that time, which are outside Yadkin Valley's control, and on its financial performance. If Yadkin Valley is not able to raise additional capital to fund this merger, Yadkin Valley would proceed with the merger using available cash on hand and other liquid assets. In this event, however, Yadkin Valley would likely no longer be well capitalized and its ability to support continued growth could be impaired. In addition, if it issues additional equity capital, its existing shareholders' interests would be diluted. Furthermore, these risks are exacerbated by the recent developments in national and international financial markets, and Yadkin Valley is unable to accurately predict what effect these uncertain market conditions will have on these risks.

         Due to accounting rule changes, completing the merger in 2009 will result in additional charges for Yadkin Valley.

        On December 4, 2007, the Financial Accounting Standards Board issued a revised version of Financial Accounting Standard No. 141 ("FAS 141(R)"), which addresses accounting for business combinations. Prior to the effective date of FAS 141(R), the costs of an acquisition—such as legal, consulting, banking and other professional fees related to an acquisition—have been and will be capitalized as part of the purchase price of the transaction. After December 31, 2008, when

FAS 141(R) will become effective for Yadkin Valley, transaction-related costs of an acquisition must be expensed during the period in which they are incurred. Accordingly, because the merger will not be completed until after December 31, 2008, transaction related costs will be expensed, and Yadkin Valley's earnings will be reduced accordingly.

         Yadkin Valley and American Community shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

        Yadkin Valley shareholders and American Community shareholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power relative to their respective percentage ownership interests in Yadkin Valley and American Community compared to their ownership interests and voting power prior to the merger. If the merger is consummated, current Yadkin Valley shareholders will own approximately 72% of Yadkin Valley's outstanding common stock, on a fully diluted basis, and current American Community shareholders will own approximately 28% of Yadkin Valley's outstanding common stock, on a fully diluted basis. Accordingly, former American Community shareholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by current Yadkin Valley shareholders if such current Yadkin Valley shareholders voted together as a group. Therefore, neither group of shareholders will have the same control over the combined company as they currently have over their respective companies.

         The total merger consideration is fixed despite any changes in Yadkin Valley's common stock price.

        Upon the closing of the merger, each share of American Community common stock will be converted into the right to receive either: (i) cash in the amount of $12.35, (ii) 0.8517 shares of Yadkin Valley common stock, or (iii) a combination of cash and stock. The price of Yadkin Valley common stock when the merger occurs may be lower or higher than the price at the date of this joint proxy statement/prospectus and at the date of American Community's shareholders' meeting. Such variations in the price of Yadkin Valley common stock may result from changes in the business, operations, or prospects of Yadkin Valley, regulatory considerations, general market and economic conditions, and other factors. At the time of American Community's shareholders' meeting, you will not know the exact value of the consideration you will receive when the merger is completed, and the value could be significantly lower than the values set forth in this joint proxy statement/prospectus.

         The form of merger consideration American Community shareholders ultimately receive could be different from the form elected based on the form of merger consideration elected by other American Community shareholders.

        All American Community shareholders will be permitted to make an election as to the form of consideration to receive: cash, Yadkin Valley common stock, or a combination of both. Because the total amount of Yadkin Valley common stock and cash to be issued in the merger is fixed, the exchange agent will be allowed, subject to limitations set forth in the agreement, to adjust the form of consideration that an American Community shareholder will receive in order to ensure no greater than 80.5% of the outstanding shares of American Community common stock are converted into shares of Yadkin Valley common stock and no greater than 19.5% of the shares of American Community common stock are converted into cash. Consequently, if either the stock consideration or the cash consideration is oversubscribed, you could receive a different form of consideration from the form you elect, which could result in different tax consequences than you had anticipated.

         The exercise of outstanding stock options held by Yadkin Valley directors, executive officers and employees into shares of common stock will result in the dilution of ownership in Yadkin Valley.

        As of September 30, 2008, Yadkin Valley had outstanding options to purchase 475,195 shares of Yadkin Valley common stock at a weighted average exercise price of $13.22 per share. All of these options are held by Yadkin Valley's directors, executive officers and employees. Assuming that approximately 465,577 American Community options (as of the time of the merger agreement) are converted into Yadkin Valley options, or 100% of the American Community options outstanding as of the date of the merger agreement, the total outstanding options will represent 7% of outstanding fully diluted shares of Yadkin Valley common stock after the merger. The issuance of shares subject to outstanding options will result in dilution of shareholders' ownership in Yadkin Valley common stock.

         There can be no assurance that Yadkin Valley will continue to pay dividends.

        Although Yadkin Valley is currently paying a dividend of $0.13 per share per quarter and expects to pay comparable dividends for the foreseeable future, there can be no assurance that Yadkin Valley will continue to pay a dividend. The future dividend policy of Yadkin Valley is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, capital and cash requirements, and general business conditions. In addition, the ability of Yadkin Valley to pay dividends will be completely dependent upon the amount of dividends its subsidiary, Yadkin Valley Bank and Trust Company, is permitted to pay to Yadkin Valley. The ability of a bank to pay dividends is restricted under applicable law and regulations. For a description of those restrictions, see the section entitled "Description of Yadkin Valley Capital Stock—Common Stock—Dividend Rights."

         Combining the two companies may be more difficult, costly, or time consuming than Yadkin Valley or American Community expects.

        Yadkin Valley and American Community have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company's ongoing business or inconsistencies in standards, procedures, and policies that would adversely affect the combined company's ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. If the combined company has difficulties with the integration process, it might not achieve the economic benefits it expects to result from the acquisition. As with any merger of banking institutions, there also may be business disruption that causes Yadkin Valley or American Community to lose customers or cause customers to take their deposits or move their loans out of the combined bank and move their business to other financial institutions.

         Yadkin Valley and American Community may not receive regulatory approvals or such approvals may take longer than expected or impose conditions Yadkin Valley and American Community do not presently anticipate.

        The merger, including the merger of the two banks, must be approved by the Federal Reserve and the FDIC. These regulatory agencies will consider, among other things, the competitive impact of the merger, each of Yadkin Valley and American Community's financial and managerial resources and the convenience and needs of the communities to be served. As part of that consideration, Yadkin Valley and American Community expect that the FDIC will review the capital position, safety and soundness, and legal and regulatory compliance matters and Community Reinvestment Act matters. The merger and the bank merger were approved by the North Carolina Commissioner of Banks on November 19, 2008. We also obtained the approval of the Federal Reserve System for our merger on December 1, 2008. However, there can be no assurance as to whether the other necessary approval from the FDIC will be received, the timing of that approval, or whether any conditions will be imposed that might limit the combined company's ability to do business after the merger as presently anticipated.

         The merger agreement limits American Community's ability to pursue alternatives to the merger.

        The merger agreement contains provisions that limit American Community's ability to discuss competing third party proposals to acquire all or a significant part of American Community. In addition, American Community has agreed to pay Yadkin Valley fees of up to $4,000,000 if the transaction is terminated because American Community decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of American Community from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with Yadkin Valley, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire American Community than it might otherwise have proposed to pay.

         Yadkin Valley's trading volume has been low compared with larger banks and bank holding companies and the sale of substantial amounts of its common stock in the public market could depress the price of its common stock.

        The average daily trading volume of shares of Yadkin Valley common stock on The Nasdaq Global Select Market for the three months ended September 30, 2008 was approximately 33,236 shares. Lightly traded stock can be more volatile than stock trading in an active public market like that for large bank holding companies. Yadkin Valley cannot predict the extent to which an active public market for its common stock will develop or be sustained. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, Yadkin Valley shareholders may not be able to sell their shares at the volumes, prices, or times that they desire. Yadkin Valley cannot predict the effect, if any, that future sales of its common stock in the market, or availability of shares of its common stock for sale in the market, will have on the market price of its common stock. Yadkin Valley therefore can give no assurance that sales of substantial amounts of its common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of its common stock to decline or impair its ability to raise capital through sales of its common stock.

Risks Related to Yadkin Valley—the Combined Company

         The capital and credit markets have experienced unprecedented levels of volatility.

        During 2008, the capital and credit markets experienced extended volatility and disruption. In the last 90 days, the volatility and disruption reached unprecedented levels. In some cases, the markets produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers' underlying financial strength. If these levels of market disruption and volatility continue, worsen or abate and then arise at a later date, there can be no assurance that Yadkin Valley will not experience a material adverse effect on its ability to access capital, its business, its financial condition, and its results of operations.

        In response to financial conditions affecting the banking system and financial markets and the potential threats to the solvency of investment banks and other financial institutions, the United States government has taken unprecedented actions. These actions include the government-assisted acquisition of Bear Stearns by JPMorgan Chase, the federal conservatorship of Fannie Mae and Freddie Mac, and a historic bill authorizing the U.S. Treasury to invest in financial institutions and purchase mortgage loans and mortgage-backed and other securities from financial institutions for the purpose of stabilizing the financial markets or particular financial institutions. There can be no assurance as to when or if the government will intervene in the financial sector and what impact government actions will have on the financial markets. Governmental intervention (or the lack thereof) could materially and adversely affect Yadkin Valley's business, financial condition and results of operations.

         Significant risks accompany the recent and continued expansion of Yadkin Valley.

        Yadkin Valley has recently experienced significant growth, and will likely continue to grow by opening new branches or loan production offices and through acquisitions. Such expansion could place a strain on Yadkin Valley's resources, systems, operations, and cash flow. Yadkin Valley's ability to manage this expansion will depend on its ability to monitor operations and control costs, maintain effective quality controls, expand its internal management and technical and accounting systems and otherwise successfully integrate new branches and acquired businesses. If it fails to do so, Yadkin Valley's business, financial condition, and operating results will be negatively impacted. Because Yadkin Valley may continue to grow by opening new branches or loan production offices and acquiring banks or branches of other banks that it believes provide a strategic fit with its business, Yadkin Valley cannot assure shareholders that it will be able to adequately or profitably manage this growth. Risks associated with acquisition activity include the following:

  •
  difficulties and expense associated with identifying and evaluating potential acquisitions and merger partners;

  •
  inaccuracies in estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

  •
  Yadkin Valley's ability to finance an acquisition;

  •
  the diversion of management's attention to negotiate a transaction and integrate the operations and personnel of an acquired business;

  •
  Yadkin Valley's lack of experience in markets into which it may enter;

  •
  difficulties and expense in integrating the operations and personnel of the combined businesses;

  •
  loss of key employees and customers as a result of an acquisition that is poorly received; and

  •
  the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on Yadkin Valley's results of operations.

        Yadkin Valley may also issue equity securities, including common stock, and securities convertible into shares of its common stock in connection with future acquisitions, which could cause ownership and economic dilution to its current shareholders.

         A downturn in the real estate market in Yadkin Valley's market areas could adversely affect Yadkin Valley's profitability and financial condition.

        A downturn in the real estate market could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of Yadkin Valley's collateral and its ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that Yadkin Valley would be required to increase its allowance for loan losses. If during a period of reduced real estate values Yadkin Valley is required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, it could materially reduce Yadkin Valley's profitability and adversely affect the company's financial condition. Although Yadkin Valley closely monitors and manages risk concentrations and utilizes various portfolio management practices, Yadkin Valley's loan portfolio contains a number of real estate loans with relatively large balances. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, and an increase in overall nonperforming loans could result in a net loss of earnings, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Yadkin Valley's financial condition and results of operations.

         The success of Yadkin Valley's growth strategy depends on its ability to identify and retain individuals with experience and relationships in the markets in which it intends to expand.

        Yadkin Valley intends to expand its banking network over the next several years, not just in its current market areas of the central piedmont and northwestern area of North Carolina but also in other fast-growing markets throughout North Carolina, and in contiguous states. Yadkin Valley believes that to expand into new markets successfully, it must identify and retain experienced key management members with local expertise and relationships in these markets. Yadkin Valley expects that competition for qualified management in the markets in which it expands will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if Yadkin Valley identifies individuals that it believes could assist in establishing a presence in a new market, Yadkin Valley may be unable to recruit these individuals away from more established banks. Many experienced banking professionals employed by its competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for highly qualified banking professionals is competitive, and Yadkin Valley cannot assure shareholders that it will be successful in attracting, hiring, motivating or retaining them.

        In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out its strategy is often lengthy. Yadkin Valley's inability to identify, recruit, and retain talented personnel to manage new branches effectively and in a timely manner would limit its growth and could materially adversely affect its business, financial condition, and results of operations.

         Yadkin Valley depends on key individuals, and the unexpected loss of one or more of these key individuals could curtail its growth and adversely affect its prospects.

        William A. Long, Yadkin Valley's president and chief executive officer, has substantial experience with its operations and has contributed significantly to its growth since Yadkin Valley's founding. If Yadkin Valley were to lose Mr. Long's services, he would be difficult to replace and Yadkin Valley's business and development could be materially and adversely affected. Yadkin Valley's success is dependent on the personal contacts and local experience of Mr. Long and other key management personnel in each of its market areas. Yadkin Valley's success also depends on its continued ability to attract and retain experienced loan originators, as well as its ability to retain current key executive management personnel, including the chief financial officer, Edwin E. Laws. Yadkin Valley has entered into employment agreements with each of these executive officers. The existence of such agreements, however, does not necessarily assure that Yadkin Valley will be able to continue to retain their services. The unexpected loss of either of these key personnel could adversely affect Yadkin Valley's growth strategy and prospects to the extent it is unable to replace such personnel.

         Yadkin Valley's business strategy includes the continuation of significant growth plans, and its financial condition and results of operations could be negatively affected if Yadkin Valley fails to grow or fails to manage its growth effectively.

        Yadkin Valley intends to continue pursuing a significant growth strategy for its business. Yadkin Valley's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. Yadkin Valley cannot assure shareholders it will be able to expand its market presence in existing markets or successfully enter new markets or that any such expansion will not adversely affect its results of operations. Failure to manage its growth effectively could have a material adverse effect on Yadkin Valley's business, future prospects, financial condition or results of operations, and could adversely affect Yadkin Valley's ability to successfully implement its business strategy. Also, if Yadkin Valley's growth occurs more slowly than anticipated or declines, its operating results could be materially adversely affected. Yadkin Valley's ability to successfully grow will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in its market areas and its ability to manage growth.

         Yadkin Valley will face risks with respect to future expansion.

        Yadkin Valley's strategy is to increase the size of its franchise by expanding into new markets or lines of business and offering new products or services by aggressively pursuing business development opportunities. These activities involve a number of risks, including:

  •
  taking additional time and creating expense associated with evaluating new markets for expansion, hiring experienced local management, and opening new branches, as there may be a substantial time lag between these activities before Yadkin Valley generates sufficient assets and deposits to support the costs of the expansion;

  •
  taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in the diversion of management's attention from the operation of its existing business;

  •
  creating an adverse short-term effect on its results of operations; and

  •
  time and expense of evaluating, selecting, and introducing new products and services into its business.

        Yadkin Valley may not be successful in overcoming these risks or other problems encountered in connection with expansion activities and it can give no assurance that such expansion will result in the level of profits Yadkin Valley seeks. Its inability to overcome these risks could have a material adverse effect on Yadkin Valley's ability to achieve its business strategy and on its financial condition and results of operations.

         Yadkin Valley may have higher loan losses than is provided for in its allowance for loan losses.

        Yadkin Valley attempts to maintain an appropriate allowance for loan losses to provide for losses inherent in its loan portfolio. Yadkin Valley periodically determines the amount of the allowance based on consideration of several factors, including:

  •
  an ongoing review of the quality, mix, and size of its overall loan portfolio;

  •
  its historical loan loss experience;

  •
  an evaluation of economic conditions;

  •
  regular reviews of loan delinquencies and loan portfolio quality; and

  •
  the amount and quality of collateral, including guarantees, securing the loans.

        However, there is no precise method of estimating credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. If charge-offs in future periods increase, Yadkin Valley may be required to increase its provisions for loan losses, which would decrease its net income and possibly its capital.

        Also, Yadkin Valley's loan losses could exceed its allowance for loan losses. As of September 30, 2008, approximately 67% of Yadkin Valley's and 71.2% of American Community's loan portfolios were composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than repayment of residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond Yadkin Valley's control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

        Although Yadkin Valley believes the allowance for loan losses is a reasonable estimate of known and inherent losses in its loan portfolio, it cannot fully predict such losses or that its loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on its financial performance. Consistent with its loan loss reserve methodology, Yadkin Valley expects to make additions to its loan loss reserve levels as a result of its loan growth, which may affect its short-term earnings. Yadkin Valley is also responsible for establishing and maintaining adequate internal control over financial reporting. As of December 31, 2007 and September 30, 2008, Yadkin Valley evaluated the effectiveness of its internal control over financial reporting, including controls over the preparation of financial statements, and based on this assessment, concluded that its internal control over financial reporting as of December 31, 2007 and September 30, 2008, was not effective because of the material weaknesses described below at page 112. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In response to the material weaknesses identified, Yadkin Valley developed a remediation plan to address the material weaknesses, and is proceeding expeditiously with the remediation plan to enhance internal controls. The remediation plan and the material weaknesses are described in more detail on page 112 and page 113.

        Federal regulators periodically review Yadkin Valley's allowance for loan losses and may require it to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of its management. Any increase in the amount of its provision or loans charged-off as required by these regulatory agencies could have a negative effect on its operating results.

         Yadkin Valley could sustain losses from a decline in credit quality.

        Yadkin Valley's earnings are significantly affected by its ability to properly originate, underwrite and service loans. Yadkin Valley could sustain losses if borrowers, guarantors, or related parties fail to perform in accordance with the terms of their loans or if Yadkin Valley fails to detect or respond to deterioration in asset quality in a timely manner. Problems with credit quality or asset quality could cause its interest income and net interest margin to decrease and its provisions for loan losses to increase, which could adversely affect Yadkin Valley's business, financial condition, and results of operations. These risks are exacerbated by the recent developments in national and international financial markets, and Yadkin Valley is unable to accurately predict what effect these uncertain market conditions will have on these risks.

         Yadkin Valley depends on the accuracy and completeness of information about clients and counterparties and its financial condition could be adversely affected if it relies on misleading information.

        In deciding whether to extend credit or to enter into other transactions with clients and counterparties, Yadkin Valley may rely on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information, which Yadkin Valley does not independently verify. Yadkin Valley also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, Yadkin Valley may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Yadkin Valley's financial condition and results of operations could be negatively affected to the extent it relies on financial statements that do not comply with GAAP or are materially misleading.

         Interest rate volatility could significantly harm Yadkin Valley's business.

        Yadkin Valley's results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. A significant component of Yadkin Valley's earnings is its net interest income. Net interest income is the difference between income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits. Yadkin Valley may not be able to effectively manage changes in what it charges as interest on its earning assets and the expense it must pay on interest-bearing liabilities, which may significantly reduce its earnings. The Federal Reserve has made significant changes in interest rates during the last few years. Since rates charged on loans often tend to react to market conditions faster than do rates paid on deposit accounts, these rate changes may have a negative impact on Yadkin Valley's earnings until it can make appropriate adjustments in its deposit rates. In addition, there are costs associated with its risk management techniques, and these costs could be material. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of Yadkin Valley's ability to continue to maintain a consistent positive spread between the interest earned on its earning assets and the interest paid on its interest-bearing liabilities. These risks are exacerbated by the recent developments in national and international financial markets, and Yadkin Valley is unable to accurately predict what effect these uncertain market conditions will have on these risks.

         Liquidity needs could adversely affect Yadkin Valley's financial condition and results of operations.

        Yadkin Valley relies on dividends from its bank subsidiary as its primary source of funds. The primary sources of funds of the bank subsidiary are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability.

        Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, Yadkin Valley may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While Yadkin Valley believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if Yadkin Valley continues to grow and experience increasing loan demand. Yadkin Valley may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

         Yadkin Valley is subject to extensive regulation that could limit or restrict its activities.

        Yadkin Valley operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by the North Carolina Commissioner of Banks, the FDIC, and the Federal Reserve. Compliance with these regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of branches. Yadkin Valley must also meet regulatory capital requirements. If it fails to meet these capital and other regulatory requirements, Yadkin Valley's financial condition, liquidity, and results of operations would be materially and adversely affected. Yadkin Valley's failure to remain "well capitalized" and "well managed" for regulatory purposes could affect customer confidence, its ability to grow, its cost of funds and FDIC insurance, its ability to pay dividends on its capital stock, and its ability to make acquisitions.

        The laws and regulations applicable to the banking industry could change at any time, and the effects of these changes on Yadkin Valley's business and profitability cannot be predicted. For example, new legislation or regulation could limit the manner in which Yadkin Valley conducts its business, including the ability to obtain financing, attract deposits, make loans and expand its business through opening new branch offices. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place Yadkin Valley at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to Yadkin Valley have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. The cost of compliance with these laws and regulations could adversely affect Yadkin Valley's ability to operate profitably. Moreover, as a regulated entity, Yadkin Valley can be requested by regulators to implement changes to its operations. Yadkin Valley has addressed areas of regulatory concern, including interest rate risk, through the adoption of board resolutions and improved policies and procedures.

         Yadkin Valley faces strong competition in its market area, which may limit its asset growth and profitability.

        The banking business in Yadkin Valley's primary market area, which is currently concentrated in the central piedmont and northwestern area of North Carolina, is very competitive, and the level of competition Yadkin Valley faces may increase further, which may limit its asset growth and profitability. Yadkin Valley experiences competition in both lending and attracting funds from other banks and nonbank financial institutions located within its market area, some of which are significantly larger, well-established institutions. Nonbank competitors for deposits and deposit-type accounts include savings associations, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, Yadkin Valley encounters competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms. Yadkin Valley may face a competitive disadvantage as a result of its smaller size, lack of significant multi-state geographic diversification and inability to spread its marketing costs across a broader market.

         Efforts to comply with the Sarbanes-Oxley Act of 2002 will continue to involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act of 2002 may adversely affect business.

        The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the SEC that are now applicable to Yadkin Valley, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. Yadkin Valley has experienced, and expects to continue to experience, greater compliance costs, including costs of completing its audit and the costs related to maintaining and certifying internal controls, as a result of the Sarbanes-Oxley Act. Yadkin Valley expects these new rules and regulations to continue to increase its accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that Yadkin Valley is unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, it may be adversely affected.

        Yadkin Valley is constantly evaluating its internal control systems in order to allow management to report on, and the independent registered public accounting firm to attest to, Yadkin Valley's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. On October 31, 2008, Yadkin Valley's management and its auditing committee concluded that the Company's disclosure controls and procedures were not effective as of June 30, 2008, because of the existence of material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. As disclosed under Item 9A of its 2007 Annual Report on Form 10-K, Yadkin Valley has identified material weaknesses in internal controls relating to (1) the accuracy and completeness of the assignment of risk grades to loans; (2) the approval of new loans or modifications to existing loans; (3) underwriting practices in regard to loan documentation, appraisals and lien perfection; and (4) obtaining support for the various components of the model used to estimate the allowance for loan losses. In addition, Yadkin Valley believes the error resulting in the restatement of its second quarter 2008 interim financial statements is the result of a material weakness in internal controls over financial reporting, relating to review controls over spreadsheets used to accumulate impaired loan valuation allowances. In response to the material weaknesses identified, Yadkin Valley has developed a remediation plan to address the material weaknesses, and is proceeding expeditiously with certain measures to enhance internal controls. Yadkin Valley's board of directors is actively monitoring the remediation efforts and may direct measures as deemed appropriate from time to time. Yadkin Valley cannot be certain how long it will take to fully implement the remediation plan, whether the remediation plan will be effective to maintain adequate controls over its financial reporting process in the future, or whether the remediation plan will be sufficient to address and eliminate the material weaknesses. If Yadkin Valley identifies any other significant deficiencies or material weaknesses in its internal control over financial reporting that it cannot remediate in a timely manner, or if Yadkin Valley is unable to receive a positive attestation from its independent registered public accounting firm with respect to its internal control over financial reporting, the trading price of its common stock could decline, its ability to obtain any necessary equity or debt financing could suffer, and its common stock could ultimately be delisted from The Nasdaq Global Select Market. In this event, the liquidity of the common stock would be severely limited and the market price of those securities would likely decline significantly.

        In addition, the rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult and more costly for Yadkin Valley to obtain certain types of insurance, including directors' and officers' liability insurance, which could make it more difficult for it to attract and retain qualified persons to serve on the board of directors or as executive officers.

         Yadkin Valley may identify additional material weaknesses or a significant deficiency in its internal control over financial reporting that may adversely affect Yadkin Valley's ability to properly account for non-routine transactions.

        As Yadkin Valley has grown and expanded, it has added, and expects to acquire or continue to add, businesses and other activities that complement its core retail and commercial banking functions. Such acquisitions or additions frequently involve complex operational and financial reporting issues that can, and have, influenced management's internal control system. While Yadkin Valley makes every effort to thoroughly understand any new activity or acquired entity's business process and properly integrate it into the company, Yadkin Valley has encountered difficulties impacting its internal controls over financial reporting in 2007 and in 2008, and can give no assurance that it will not encounter additional operational and financial reporting difficulties impacting its internal control over financial reporting.

         Yadkin Valley has implemented anti-takeover devices that could make it more difficult for another company to purchase it, even though such a purchase may increase shareholder value.

        In many cases, shareholders might receive a premium for their shares if Yadkin Valley were purchased by another company. State law and Yadkin Valley's articles of incorporation and bylaws make it difficult for anyone to purchase Yadkin Valley without the approval of Yadkin Valley's board of directors. For example, Yadkin Valley's articles of incorporation include certain anti-takeover provisions, such as being subject to the Shareholder Protection Act and Control Share Acquisition Act under North Carolina law, which may have the effect of preventing shareholders from receiving a premium for their shares of common stock and discouraging a change of control of Yadkin Valley by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with Yadkin Valley management by persons interested in acquiring control of Yadkin Valley. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director. See "Description of Yadkin Valley's Capital Stock—Anti-takeover Effects."

         Changes in local economic conditions could lead to higher loan charge-offs and reduce our net income and growth.

        Yadkin Valley is subject to periodic fluctuations of the local economic conditions. These fluctuations are not predictable, cannot be controlled, and may have a material adverse impact on its operations and financial condition even if other favorable events occur. Yadkin Valley's banking operations are locally oriented and community-based. Accordingly, Yadkin Valley expects to continue to be dependent upon local business conditions as well as conditions in the local residential and commercial real estate markets it serves. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities Yadkin Valley serves. Weakness in Yadkin Valley's market area could depress its earnings and consequently its financial condition because:

  •
  customers may not want or need Yadkin Valley's products or services;

  •
  borrowers may not be able to repay their loans;

  •
  the value of the collateral securing loans to borrowers may decline; and

  •
  the quality of Yadkin Valley's loan portfolio may decline.

        Any of the latter three scenarios could require Yadkin Valley to charge off a higher percentage of loans and/or increase provisions for credit losses, which would reduce Yadkin Valley's net income.

         Weakness in the markets for residential or commercial real estate, including the secondary residential mortgage loan markets, could reduce Yadkin Valley's net income and profitability.

        Since 2007, the United States has seen softening residential housing markets, increasing delinquency and default rates, and increasingly volatile and constrained secondary credit markets have been affecting the mortgage industry generally. Yadkin Valley's financial results may be adversely affected by changes in real estate values in areas in which it operates. Decreases in real estate values in these areas could adversely affect the value of property used as collateral for loans and investments. If poor economic conditions result in decreased demand for real estate loans, then Yadkin Valley's net income and profits may decrease.

        The declines in home prices in many markets across the United States, along with the reduced availability of mortgage credit, also may result in increases in delinquencies and losses in Yadkin Valley's portfolio of loans related to residential real estate construction and development. Further declines in home prices coupled with an economic recession and associated rises in unemployment levels could drive losses beyond that which are provided for in Yadkin Valley's allowance for loan losses. In that event, Yadkin Valley's earnings could be adversely affected.

        Additionally, recent weakness in the secondary market for residential lending could have an adverse impact upon Yadkin Valley's profitability. Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae, Freddie Mac and Ginnie Mae loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held, mortgage loan originations and gains on sale of mortgage loans. Continued declines in real estate values and home sales volumes, and financial stress on borrowers as a result of job losses, or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which would adversely affect Yadkin Valley's financial condition or results of operations.

         Market developments may adversely affect Yadkin Valley's industry, business and results of operations.

        Significant declines in the housing market in recent months, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect Yadkin Valley's business, financial condition and results of operations.

         The soundness of other financial institutions could adversely affect Yadkin Valley.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Yadkin Valley has exposure to many different industries and counterparties, and Yadkin Valley and certain of its subsidiaries routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose Yadkin Valley to credit risk in the event of default of Yadkin Valley's counterparty or client. In addition, Yadkin Valley's credit risk may be exacerbated when the collateral it holds cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative position due to Yadkin Valley. There is no assurance that any such losses would not materially and adversely affect Yadkin Valley's results of operations or earnings.

         Changes in banking laws could have a material adverse effect on Yadkin Valley.

        Yadkin Valley is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. In addition, Yadkin Valley is subject to changes in federal and state laws as well as changes in banking and credit regulations, and governmental economic and monetary policies. Yadkin Valley cannot predict whether any of these changes may adversely and materially affect Yadkin Valley. The current regulatory environment for financial institutions entails significant potential increases in compliance requirements and associated costs, including those related to consumer credit, with a focus on mortgage lending. For example, the North Carolina legislature has passed a number of bills that impose additional requirements, limitations and liabilities on mortgage loan brokers, originators and servicers. Generally, these enactments cover banks as well as state-licensed mortgage lenders. The legislatures of other states, such as Georgia, Maryland and South Carolina, may enact similar legislation in the future.

        Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on Yadkin Valley's activities that could have a material adverse effect on Yadkin Valley's business and profitability.

         Yadkin Valley common stock is not FDIC insured.

        Yadkin Valley's common stock is not a savings or deposit account or other obligation of the bank and is not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency and is subject to investment risk, including the possible loss of principal.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus, including information included or incorporated by reference in this document, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to the financial condition, results of operations, plans, objectives, future performance, and business of each of Yadkin Valley and American Community, as well as certain information relating to the merger. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. The actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which Yadkin Valley and American Community are unsure, including many factors that are beyond its control. The words "may," "would," "could," "should," "will," "expect," "anticipate," "predict," "project," "potential," "believe," "continue," "contemplate," "seek," "assume," "believe," "intend," "plan," "forecast," "goal," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to, those described under "Risk Factors" section beginning on page 33 and the following:

  •
  expected revenue synergies and cost savings from the combination may not be fully realized;

  •
  revenues following the combination may be lower than expected;

  •
  ability to obtain governmental approvals of the combination on the proposed terms and schedule;

  •
  failure of Yadkin Valley's and American Community's shareholders to approve the combination;

  •
  significant increases in competitive pressure in the banking and financial services industries;

  •
  changes in the interest rate environment which could reduce anticipated or actual margins;

  •
  changes in political conditions or the legislative or regulatory environment;

  •
  general economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

  •
  changes occurring in business conditions and inflation;

  •
  construction delays and cost overruns related to the expansion of our branch network;

  •
  changes in technology;

  •
  changes in deposit flows;

  •
  changes in monetary and tax policies;

  •
  adequacy of the level of allowance for loan loss;

  •
  the rate of delinquencies and amounts of charge-offs;

  •
  the rates of loan growth and the lack of seasoning of our loan portfolio;

  •
  changes in accounting principles, policies or guidelines;

  •
  Yadkin Valley's ability to maintain internal control over financial reporting;

  •
  Yadkin Valley's reliance on secondary sources such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet its liquidity needs;

  •
  adverse changes in asset quality and resulting credit risk-related losses and expenses;

  •
  loss of consumer confidence and economic disruptions resulting from terrorist activities;

  •
  changes in the securities markets; and

  •
  other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

        These risks are exacerbated by the recent developments in national and international financial markets, and we are unable to predict what effect these uncertain market conditions will have on our company. During 2008, the capital and credit markets have experienced extended volatility and disruption. In the last 90 days, the volatility and disruption have reached unprecedented levels. There can be no assurance that these unprecedented recent developments will not materially and adversely affect our business, financial condition and results of operations.

        Yadkin Valley and American Community have based their forward-looking statements on their current expectations about future events. Although both companies believe that the expectations reflected in their forward-looking statements are reasonable, neither company can guarantee that these expectations actually will be achieved. Yadkin Valley and American Community do not intend to do any, and assume no responsibility for, updating or revising of any forward-looking statements that may be made by Yadkin Valley or American Community or on either's behalf in this joint proxy statement/prospectus or otherwise.

 SPECIAL SHAREHOLDERS' MEETINGS

General

         American Community.    With respect to American Community shareholders, this document constitutes a proxy statement of American Community in connection with its solicitation of proxies from its shareholders for the vote on the merger and on the authorization to adjourn the special meeting, as well as a prospectus of Yadkin Valley in connection with its issuance of shares of Yadkin Valley common stock as part of the merger consideration. The proxy statement/prospectus is being mailed by American Community and Yadkin Valley to American Community shareholders of record on or about                        , 2008, together with the notice of the special meeting of shareholders of American Community and a proxy solicited by American Community's board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

         Yadkin Valley.    With respect to Yadkin Valley shareholders, this document constitutes a proxy statement of Yadkin Valley in connection with its solicitation of proxies from its shareholders for the vote on the merger and on the authorization to adjourn the special meeting. This proxy statement is being mailed by Yadkin Valley to Yadkin Valley shareholders of record on or about                        , 2008, together with the notice of the special meeting of shareholders of Yadkin Valley and a proxy solicited by Yadkin Valley's board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

Meeting Dates, Times, and Places and Record Dates

         American Community.    The American Community special meeting will be held at                        , Charlotte, North Carolina, at        .m., local time, on                         , 2008. Only holders of American Community common stock of record at the close of business on                        , 2008 will be entitled to receive notice of and to vote at the special meeting. As of the record date, there were                        shares of American Community common stock outstanding and entitled to vote, with each such share entitled to one vote.

         Yadkin Valley.    The Yadkin Valley special meeting will be held at                        , Elkin, North Carolina at        .m., local time, on                        , 2008. Only holders of Yadkin Valley common stock of record at the close of business on                        , 2008 will be entitled to receive notice of and to vote at the special meeting. As of the record date, there were                        shares of Yadkin Valley common stock outstanding and entitled to vote, with each such share entitled to one vote.

Matters to be Considered

         American Community.    At the American Community special meeting, American Community shareholders will be asked to approve the Agreement and Plan of Merger, dated as of September 9, 2008, by and between American Community and Yadkin Valley. Under the merger agreement, American Community will merge with and into Yadkin Valley and shares of American Community common stock will be converted into the right to receive cash, stock, or a combination of both, at the shareholder's election. If a shareholder elects cash, the shareholder will receive $12.35 for each share of American Community common stock. If a shareholder elects stock, the shareholder will receive 0.8517 of a share of Yadkin Valley common stock for each share of American Community common stock. If a shareholder elects a combination, the shareholder will receive 19.5% cash and 80.5% stock for each share of American Community common stock. Elections by shareholders are limited by a requirement that 19.5% of the total number of outstanding shares of American Community common stock may be exchanged for cash. Therefore, the form of consideration you receive will depend in part on the elections of other American Community shareholders. Yadkin Valley will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, in an amount equal to your fractional interest multiplied by the average of the closing sales price of Yadkin Valley common stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the later of the effective date of the last regulatory approval or the date American Community shareholders approve the merger. American Community shareholders will also be asked to consider a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the merger agreement. Finally, American Community shareholders may also be asked to consider any other business that properly comes before the special meeting. Each copy of this joint proxy statement/prospectus mailed to American Community shareholders is accompanied by a proxy form for use at the special meeting. If your shares are held with a broker in "street name," you should follow the broker's instructions to indicate how you wish to vote, rather than completing the proxy form.

         Yadkin Valley.    At the Yadkin Valley special meeting, Yadkin Valley shareholders will be asked to approve the Agreement and Plan of Merger, dated as of September 9, 2008, by and between American Community and Yadkin Valley. Yadkin Valley shareholders will also be asked to consider a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the merger agreement. Each copy of this joint proxy statement/prospectus mailed to Yadkin Valley shareholders is accompanied by a proxy form for use at the special meeting. If your shares are held with a broker in "street name," you should follow the broker's instructions to indicate how you wish to vote, rather than completing the proxy form.

Vote Required

         American Community.    Approval of the merger agreement requires the affirmative vote of a majority of all shares of American Community common stock entitled to vote at the American Community special meeting. Approval of the proposal to authorize adjournment will require that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal

        On the record date, there were approximately [                        ] outstanding shares of American Community common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and executive officers of American Community and their affiliates beneficially owned a total of approximately            % of the outstanding shares of American Community common stock. Each of American Community's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of American Community common stock in favor of the merger agreement. The presence, in person or by proxy, of shares of American Community common stock representing a majority of American Community's outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. A quorum must be present in order for the vote on the merger agreement to occur.

         Yadkin Valley.    Approval of the merger agreement requires the affirmative vote of a majority of all shares of Yadkin Valley common stock entitled to vote at the Yadkin Valley special meeting. Approval of the proposal to authorize adjournment will require that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal.

        On the record date, there were approximately [                        ] outstanding shares of Yadkin Valley common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and officers of Yadkin Valley and their affiliates beneficially owned a total of approximately                        % of the outstanding shares of Yadkin Valley common stock. Each of Yadkin Valley's directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Yadkin Valley common stock in favor of the merger agreement. The presence, in person or by proxy, of shares of Yadkin Valley common stock representing a majority of Yadkin Valley's outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. A quorum must be present in order for the vote on the merger agreement to occur.

Voting of Proxies

         American Community.    Shares of common stock represented by properly executed proxies received at or prior to the American Community special meeting will be voted at the special meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted "FOR" approval of the merger agreement and the proposal to authorize adjournment.

        Any record shareholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

        Because approval of the merger agreement requires the affirmative vote of a majority of all shares of American Community common stock entitled to vote at the American Community special meeting, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, American Community's board of directors urges its shareholders to complete, date, and sign the accompanying proxy form, or such other document as your broker instructs you to use if your shares are held in "street name," and return it promptly in the enclosed, postage-paid envelope.

         Yadkin Valley.    Shares of common stock represented by properly executed proxies received at or prior to the Yadkin Valley special meeting will be voted at the special meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted "FOR" approval of the merger agreement and the proposal to authorize adjournment.

        Any record shareholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

        Because approval of the merger agreement requires the affirmative vote of a majority of the shares of Yadkin Valley common stock entitled to vote at the Yadkin Valley special meeting, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, Yadkin Valley's board of directors urges its shareholders to complete, date, and sign the accompanying proxy form, or such other document as your broker instructs you to use if your shares are held in street name, and return it promptly in the enclosed, postage-paid envelope.

Revocability of Proxies

         American Community.    If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the secretary of American Community either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of American Community proxies should be addressed to American Community Bancshares, Inc., 4500 Cameron Valley Parkway, Suite 150, Charlotte, NC 28211, Attention: Corporate Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy. If your shares are held in "street name" with a broker, you must follow your broker's instructions to revoke your voting instructions. Further, if your shares are held in "street name", you may not vote in person at the meeting unless your broker provides you voting authorization.

         Yadkin Valley.    If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the secretary of Yadkin Valley either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of Yadkin Valley proxies should be addressed to Yadkin Valley Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621, Attention: Corporate Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy. If your shares are held in "street name" with a broker, you must follow your broker's instructions to revoke your voting instructions. Further, if your shares are held in "street name", you may not vote in person at the meeting unless your broker provides you voting authorization.

Solicitation of Proxies

         American Community.    American Community will pay all of the costs of soliciting proxies in connection with its special meeting, except that Yadkin Valley will pay the costs of filing the registration statement with the SEC, of which this joint proxy statement/prospectus is a part, and one-half of the costs of printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of American Community who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

         Yadkin Valley.    Yadkin Valley will pay all of the costs of soliciting proxies in connection with its special meeting, the costs of filing the registration statement with the SEC, and one-half of the costs of printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of Yadkin Valley who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

        No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by American Community, Yadkin Valley, or any other person. The delivery of this joint proxy statement/prospectus does not, under any circumstances, create any implication that there has been no change in the business or affairs of American Community or Yadkin Valley since the date of the joint proxy statement/prospectus.

Recommendation of the Boards of Directors

         American Community.    American Community's board of directors has determined that the merger agreement and the transactions contemplated by it are in the best interests of American Community and its shareholders. The members of the American Community board of directors unanimously recommend that the American Community shareholders vote at the special meeting "FOR" these proposals.

        In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, American Community's board of directors, among other things,

consulted with its legal advisors, Gaeta & Eveson, P.A., regarding the legal terms of the merger agreement, and with its financial advisor, McColl Partners, LLC, as to the fairness, from a financial point of view, of the consideration to be received by the holders of American Community common stock in the merger. For a discussion of the factors considered by American Community's board of directors in reaching its conclusion, see "Proposal No. 1—The Merger—Background of the Merger" and "—American Community's Reasons for the Merger."

        American Community shareholders should note that American Community's directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of American Community. See "Proposal No. 1—The Merger—Interests of Employees and Directors of American Community in the Merger."

        Yadkin Valley. Yadkin Valley's board of directors has determined that the merger agreement and the transactions contemplated by it are in the best interests of Yadkin Valley and its shareholders. The members of the Yadkin Valley board of directors unanimously recommend that Yadkin Valley shareholders vote at the special meeting "FOR" these proposals.

        In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Yadkin Valley's board of directors, among other things, consulted with its legal advisors, Nelson Mullins Riley & Scarborough LLP, regarding the legal terms of the merger agreement, and with its financial advisor, The Carson Medlin Company, as to the fairness, from a financial point of view, of the merger consideration to the holders of Yadkin Valley common stock. For a discussion of the factors considered by Yadkin Valley's board of directors in reaching its conclusion, see "Proposal No.1—The Merger—Background of the Merger" and "—Yadkin Valley's Reasons for the Merger."

 PROPOSAL NO. 1—THE MERGER

        The descriptions of the terms and conditions of the merger, the merger agreement, and any related documents in this joint proxy statement/prospectus are qualified in their entirety by reference to the copy of the merger agreement attached as Appendix A to this joint proxy statement/prospectus, to the registration statement, of which this joint proxy statement/prospectus is a part, and to the exhibits to the registration statement.

Background for the Merger

        During the last half of 2007, Randy P. Helton, President and CEO of American Community, and the CEO of another community bank of similar size, which is headquartered in a market that is not contiguous to American Community, had several discussions regarding a potential transaction between their organizations. When these informal discussions continued over a longer period of time, American Community's board of directors engaged McColl Partners, LLC on October 10, 2007 to represent American Community in advising its board of directors in the event that the discussions materialized into a possible transaction with this other institution. At this point in the discussions between American Community and this other institution, the other institution had also engaged investment bankers. These discussions continued until early 2008 when the parties ceased further discussions regarding a possible transaction between them. Nonetheless, these discussions caused the American Community board of directors to consider exploring other strategic options, and on April 23, 2008, the engagement of McColl Partners to act as American Community's investment bankers was revised and expanded to consider all strategic alternatives available to American Community, including a possible transaction with another financial institution.

        As a result of this expanded engagement, McColl Partners contacted several financial institutions to determine their interest in acquiring American Community. Two of these institutions executed confidentiality agreements regarding the exchange of information with American Community, and Randy Helton held meetings with the CEOs of both institutions. After these discussions, but without performing any due diligence of the books and records of American Community, both institutions delivered written non-binding indications of interest in acquiring American Community. Shortly thereafter, another financial institution contacted Randy Helton and expressed an interest in acquiring American Community. After executing a confidentiality agreement, the third institution also submitted a written non-binding indication of interest. Shortly thereafter, one of the first two financial institutions revised its non-binding indication of interest. However, despite the interest of three institutions, none of the foregoing indications of interest that were presented to American Community's board of directors by any of the other institutions were deemed by American Community's board of directors, after consultation with its advisers, McColl Partners, to be satisfactory to American Community shareholders.

        In mid-June 2008, a member of the board of directors of American Community contacted William Long, President and CEO of Yadkin Valley, to inquire as to Yadkin Valley's possible interest in a merger of American Community and Yadkin Valley. Mr. Long indicated to the American Community board member that he believed that the board of directors of Yadkin Valley would be interested in the two companies beginning discussions that might lead to the merger of American Community and Yadkin Valley. Mr. Long then contacted Gray Medlin, Managing Director of The Carson Medlin Company, informed him of his conversation with the American Community board member, and requested that Mr. Medlin have Carson Medlin begin their analysis of a merger transaction involving American Community and Yadkin Valley.

        On June 19, 2008, William Long contacted Randy Helton by phone and inquired as to whether American Community would be interested in engaging in discussions about a possible transaction with Yadkin Valley, followed by a meeting to discuss a possible transaction on June 24, 2008.

        On June 26, 2008, Yadkin Valley entered into an engagement agreement with Carson Medlin, pursuant to which Carson Medlin would act as financial advisor to Yadkin Valley in connection with the proposed merger transaction. Yadkin Valley engaged Carson Medlin as its financial advisor based on its long term relationship with Carson Medlin, including assistance as Yadkin Valley's financial advisor in Yadkin Valley's previous merger transactions, Carson Medlin's knowledge of Yadkin Valley, and Carson Medlin's familiarity with the Southeastern U.S. banking market and significant knowledge of and experience with bank mergers in the Southeast.

        During the last half of June 2008, Mr. Long, Mr. Medlin and Jeff Adams, Managing Director of Carson Medlin, had an initial meeting in Charlotte, North Carolina with Randy Helton, and representatives from McColl Partners, to discuss the proposed merger. At this meeting, Mr. Long and Mr. Helton executed a mutual nondisclosure agreement so that the parties and their advisors might exchange information necessary for evaluating a potential transaction. Also at this meeting, Mr. Helton informed Mr. Long that the board of directors of American Community would require that Yadkin Valley provide a preliminary indication of the proposed financial terms for a transaction prior to commencing its due diligence investigation of the operations of American Community.

        During July 2008, discussions continued between Yadkin Valley and American Community, and Carson Medlin continued and substantially completed its initial analysis of a merger transaction.

        On July 29, 2008, Carson Medlin representatives met with the asset/liability committee of the board of directors of Yadkin Valley and presented its analysis of a proposed merger transaction. The committee approved communicating to American Community an initial indication of interest in a merger transaction at a price of $12.50 per American Community share, payable 20% in cash and 80% in Yadkin Valley shares, assuming Yadkin Valley shares would be valued at $14.25 per share, for the purposes of computing an exchange ratio of 0.8772 shares of Yadkin Valley for each share of American Community. Assuming Yadkin Valley shares valued at the then-recent trading price of approximately $14.50 per share, the total consideration of the transaction value would be approximately $85 million. On July 30, 2008 Mr. Long and representatives of Carson Medlin appeared before the board of directors of American Community and delivered Yadkin Valley's initial indication of interest, including the financial terms summarized in the preceding sentence.

        After receiving Mr. Long's presentation, the American Community board of directors was given the opportunity to ask questions of Yadkin Valley regarding the potential combination of the two institutions. During that meeting, after the representatives of Yadkin Valley concluded their presentation and departed the meeting, McColl Partners presented the American Community board of directors with a detailed written presentation regarding the Yadkin Valley transaction offer. This written presentation noted that the exchange ratio was presented as 0.877 shares of Yadkin Valley for each share of common stock of American Community with the stated price of Yadkin Valley being set at $14.25, even though its actual trading price at that time was much higher at $15.85. It was also noted that the implied offer price based on this exchange ratio was $12.50 per share of American Community, and that there would be an increase in the cash dividend of approximately 130% from current American Community historical dividends. Additionally, it was noted that the overall mix of consideration was changed from 80% stock and 20% cash to 80.5% stock and 19.5% cash. In this presentation, four seats on the combined board of directors were initially offered (later increased to five) to current American Community directors. McColl Partners noted that the offer price based on the last 12 months trailing earnings was 20.8 times and the offer price was 183.8% of tangible book value per share of American Community. McColl Partners also reviewed a number of other financial ratios, assessed the Yadkin Valley franchise, and compared Yadkin Valley to peer institutions.

        On August 4, 2008, after additional discussions among the parties and further analysis by Carson Medlin, Yadkin Valley communicated to American Community its intention to amend its initial indication of interest in a merger transaction as follows: a price of $12.50 per American Community share, payable 19.5% in cash and 80.5% in Yadkin Valley shares, assuming Yadkin Valley shares would be valued at $14.50 per share, for the purposes of computing an exchange ratio of 0.8621 shares of Yadkin Valley for each share of American Community. In its amended indication of interest, Yadkin Valley also proposed a limitation on certain of American Community's transaction-related expenses, as well as a provision contemplating changes in Yadkin Valley's market value per share between the date on which the parties were to execute a definitive merger agreement and the closing of a transaction. Accordingly, on August 11, 2008 Yadkin Valley sent to American Community its amended offer including such terms. At that time the recent trading price of Yadkin Valley shares of approximately $16.00 per share equated to a total transaction value of approximately $92 million.

        Based upon the amended offer, the American Community board of directors authorized Yadkin Valley to conduct due diligence on the books and records of American Community. Yadkin Valley began this process on August 4, 2008 and ended September 9, 2008. Similarly, American Community conducted due diligence on the books and records of Yadkin Valley commencing on August 11, 2008 and ending on September 5, 2008.

        Yadkin Valley's management team led most of the diligence review internally. In addition, for the purposes of loan portfolio review, Yadkin Valley retained the firm of Credit Risk Management of Raleigh, North Carolina; and for the review of contracts and other legal issues, Yadkin Valley retained Nelson Mullins Riley & Scarborough, LLP. Yadkin Valley was also assisted by its investment banking firm, The Carson Medlin Company ("Carson Medlin"). American Community engaged the firm of Risk Management Group, Inc., Charlotte, North Carolina for the purposes of loan portfolio review and retained Gaeta & Eveson, P.A. as counsel. KPMG, LLP was retained by American Community as a due diligence firm. American Community was also assisted by its investment banking firm, McColl Partners.

        On September 3, 2008, Yadkin Valley revised its proposal to the following financial terms: a price of $12.20 per American Community share, payable 19.5% in cash and 80.5% in Yadkin Valley shares, assuming Yadkin Valley shares would be valued at $14.50 per share, for the purposes of computing an exchange ratio of 0.8414 shares of Yadkin Valley for each share of American Community. This price reduction came following the completion of Yadkin Valley's due diligence review of American Community's operations on September 2, 2008, during which Yadkin Valley determined that there would be: (1) higher than anticipated transaction-related expenses related to certain change of control and other payments to be made to American Community executives as a result of the merger, and (2) a loss identified in American Community's investment in preferred stock issued by Fannie Mae and Freddie Mac. Yadkin Valley's revised offer also reflected Yadkin Valley's analysis of the American Community loan portfolio.

        On September 5, 2008, the American Community board of directors met to receive formal presentations regarding the due diligence review conducted by counsel for American Community, McColl Partners, Risk Management Group, and KPMG, and to review Yadkin Valley's revised offer.

        Subsequently on September 5, 2008, American Community communicated to Yadkin Valley a counter-offer to Yadkin Valley's proposed amended terms, as follows: a price of from $12.20 to $12.35 per American Community share, payable 19.5% in cash and 80.5% in Yadkin Valley shares, assuming Yadkin Valley shares would be valued at $14.50 per share, for the purposes of computing an exchange ratio of 0.8517 shares of Yadkin Valley for each share of American Community.

        Yadkin Valley's board of directors subsequently approved the revised offer of $12.35 per American Community share.

        After receiving additional comments from all parties, the substantially completed merger agreement was circulated on September 8, 2008. On September 9, 2008, the American Community board of directors received a detailed executive summary of the definitive merger agreement between the parties, and after receiving the opinion of McColl Partners that the terms of the merger were fair, from a financial point of view, to the American Community shareholders, the American Community board of directors reviewed and unanimously adopted comprehensive resolutions approving the transaction with Yadkin Valley. The merger agreement was executed by the parties on September 9, 2008, and before the opening of business on the following day, September 10, 2008, American Community and Yadkin Valley released a mutual press release announcing the signing of the definitive merger agreement.

American Community's Reasons for the Merger

        In reaching its determination that the proposed transaction and the merger agreement are in the best interests of American Community and its shareholders, American Community's board of directors consulted with its advisors and counsel, as well as with American Community's management, and considered a number of factors, including, without limitation, the following:

  •
  American Community's current business, operations, earnings, financial condition, and current and future market conditions as well as reasonable expectations of future performance and operations;

  •
  The terms of the transactions proposed by the financial institutions that submitted proposals, including both the amount and nature of the consideration proposed to be paid in comparison to one another as well as to other similar transactions occurring in the recent past within the Southeast and United States;

  •
  The recent market performance of the common stock of the financial institutions that submitted proposals, as well as the recent earnings performance and dividend payment history of those institutions;

  •
  The belief of the American Community board of directors that the terms of the merger agreement with Yadkin Valley are attractive in that the merger agreement allows American Community's shareholders to become shareholders in Yadkin Valley and/or receive a cash payment in exchange for some of their shares of American Community common stock;

  •
  The difficulty of remaining independent in the Charlotte, North Carolina market and continuing to enhance shareholder value in the face of unprecedented economic uncertainty;

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  The potential improvement in liquidity of the shares received due to an increase in shares outstanding from approximately 6.5 million to 16.0 million;

  •
  The competitive and regulatory environment for financial institutions generally;

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  The impact of the proposed merger on American Community's employees and American Community's community;

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  The ability of American Community shareholders to retain a voice in management oversight by having five of the company's directors elected to the board of Yadkin Valley;

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  The belief of American Community's board of directors, based upon analysis of the anticipated financial effects of the merger, that upon consummation of the merger, Yadkin Valley and its banking subsidiary would remain well-capitalized institutions, the financial positions of which would be in excess of all applicable regulatory capital requirements;

  •
  McColl Partners' opinion that the consideration American Community shareholders will receive as a result of the merger is fair from a financial point of view;

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  The belief of American Community's board of directors that, in light of the reasons discussed above, Yadkin Valley was an attractive choice as a long-term affiliation partner of American Community; and

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  The expectation that the merger will generally be a tax-free transaction to American Community shareholders with respect to Yadkin Valley common stock received by virtue of the merger.

American Community's board of directors did not assign any specific or relative weight to the foregoing factors in their considerations.

Opinion of American Community's Financial Advisor

        By the letters dated October 10, 2007 and April 23, 2008, the board of directors of American Community retained McColl Partners to act as its exclusive financial advisor in connection with certain investment banking matters including its current and prospective strategic alternatives. McColl Partners, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate actions.

        McColl Partners acted as exclusive financial advisor to the board of directors of American Community in connection with the proposed merger with Yadkin Valley and participated in the negotiations leading to the execution of the merger agreement. At the September 9, 2008 meeting at which American Community's board of directors considered and approved the merger agreement, McColl Partners delivered to the board of directors its oral opinion, subsequently confirmed in writing following approval by McColl Partners' fairness opinion committee that, as of such date, the merger consideration was fair to American Community's shareholders from a financial point of view.

        The full text of McColl Partners' written opinion to American Community's board of directors, dated September 9, 2008, is attached as Appendix B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by McColl Partners in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. McColl Partners urges American Community shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

        McColl Partners' opinion speaks only as of the date of the opinion. The opinion was directed to American Community's board of directors and is directed only to the fairness of the merger consideration to American Community shareholders from a financial point of view. The opinion does not address the underlying business decision of American Community to engage in the merger, or the board of directors' recommendation to proceed with, approve or recommend the merger to American Community's shareholders or any other aspect of the merger and is not a recommendation to any American Community shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter. In addition, McColl Partners expressed no opinion regarding the value of shares of Yadkin Valley common stock when such shares are issued to American Community's shareholders under the terms of the merger agreement, the prices at which shares of American Community common stock or Yadkin Valley common stock may trade at any time or the fairness of the amount or nature of the compensation to any of the officers, directors or employees, or any class of such persons, relative to the compensation to the holders of American Community common stock pursuant to the terms of the merger agreement.

        In connection with this opinion, McColl Partners reviewed, among other things:

  (i)
  the merger agreement;

  (ii)
  certain publicly available financial statements and other historical financial information of American Community that McColl Partners deemed relevant;

  (iii)
  certain publicly available financial statements and other historical financial information of Yadkin Valley that McColl Partners deemed relevant;

  (iv)
  internal financial projections for American Community for the year ending December 31, 2008 prepared by and reviewed with management of American Community;

  (v)
  the publicly reported historical price and trading activity for the common stock of American Community and the common stock of Yadkin Valley, including a comparison of certain financial and stock market information for American Community and Yadkin Valley with similar publicly available information for certain other companies whose securities are publicly traded;

  (vi)
  the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

  (vii)
  the current market environment generally and the banking environment in particular; and

  (viii)
  such other information, financial studies, analyses and investigations and financial, economic and market criteria as McColl Partners considered relevant.

        McColl Partners also discussed with certain members of management of American Community the business, financial condition, results of operations, regulatory relations and prospects of American Community and held similar discussions with certain members of management of Yadkin Valley regarding the business, financial condition, results of operations, regulatory relations and prospects of Yadkin Valley. McColl Partners also has held discussions with officers, directors and the representatives and advisors of American Community and Yadkin Valley regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies.

        In performing its review, McColl Partners has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by American Community or Yadkin Valley or their respective representatives or that was otherwise reviewed by McColl Partners. McColl Partners did not, and assumed no responsibility to, independently verify the accuracy and completeness of such information. In that regard, McColl Partners assumed that the internal financial forecasts prepared by management of each of American Community and Yadkin Valley were reasonably prepared on a basis reflecting their respective best currently available estimates and judgments. McColl Partners also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on American Community, Yadkin Valley or the expected benefits of the merger. McColl Partners further relied on the assurances of the management of each of American Community and Yadkin Valley that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.

        McColl Partners is not an expert in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses, or evaluating mortgage servicing rights, core deposit intangibles or goodwill for purposes of assessing any impairment. McColl Partners did not, and assumed no responsibility to, make an independent evaluation or appraisal of any specific assets, any collateral securing assets, or the liabilities, including any contingent, derivative or off-balance sheet assets or liabilities, of American Community or Yadkin Valley or any of their subsidiaries. McColl Partners did not make an independent evaluation of the adequacy of the allowance for loan losses of either American Community or Yadkin Valley nor did McColl Partners review any individual credit files relating to American Community or Yadkin Valley. McColl Partners assumed that the respective allowance for loan losses for both American Community and Yadkin Valley were adequate to cover such losses and will be adequate for the combined entity on a pro forma basis after all accounting adjustments for the merger and the related transactions. With respect to the financial projections for American Community and Yadkin Valley used by McColl Partners in its analyses, American Community's and Yadkin Valley's managements confirmed to McColl Partners that they reflected their respective best currently available estimates and judgments of the respective future financial performances of American Community and Yadkin Valley and McColl Partners assumed that such performances would be achieved. McColl Partners expressed no opinion as to such financial projections or the assumptions on which they are based. McColl Partners also assumed that there had been no material change in American Community's or Yadkin Valley's assets, financial condition, results of operations, regulatory relations, business or prospects since the date of the most recent financial statements made available to it.

        McColl Partners assumed in all respects material to its analysis that American Community and Yadkin Valley will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the representations, warranties, covenants and conditions precedent contained in the merger agreement and in any related documents, instruments and agreements are not waived or changed and that the merger will not be taxable for federal income tax purposes at the corporate level or as to any holder of American Community who receives Yadkin Valley shares solely as part of the merger.

Summary of the Proposed Merger

        McColl Partners reviewed the terms of the proposed transaction whereby each holder of American Community common stock will be entitled to receive in exchange for each share of American Community common stock: (i) $12.35 in cash, (ii) 0.8517 shares of Yadkin Valley common stock, or (iii) a combination of stock and cash provided that, in the aggregate for all American Community common shareholders, 80.5% of American Community's common stock will be exchanged for shares of Yadkin Valley common stock and 19.5% will be exchanged for cash. Based upon the terms of the merger agreement, and Yadkin Valley's common share price of $17.30 as of September 5, 2008, American Community common shareholders that receive 0.8517 shares of Yadkin Valley common stock for all of their American Community common stock would receive common stock with an implied value of $14.73 per share. Alternatively, American Community shareholders may elect to receive (i) $12.35 per share of cash or (ii) a combination of cash and Yadkin Valley common stock so long as 80.5% of American Community's common stock is exchanged for Yadkin Valley common stock and 19.5% of American Community's common stock is exchanged for cash. The value of the consideration received by American Community common shareholders who receive all cash, or a combination of Yadkin Valley common stock and cash, would be between $12.35 and $14.73 per share (based on Yadkin Valley's common share price of $17.30 as of September 5, 2008) depending on the combination of cash and Yadkin Valley common shares received as a result of the merger.

        If the value of the consideration an American Community common shareholder received had an implied value of $14.73 per share, it would represent a 111.33% premium over the September 5, 2008 closing sales price of American Community's common stock of $6.97. Based upon unaudited financial information for American Community for the twelve months ended June 30, 2008, the implied value of $14.73 per share and assuming an American Community common shareholder receives 0.8517 shares of Yadkin Valley common stock for each share of American Community common stock in the merger, McColl Partners calculated the following ratios for the transaction.

Implied share value(1) / Last twelve months' net income	24.55x
Implied share value(1) / Book value	1.76x
Implied share value(1) / Tangible book value	2.17x
Implied share value(1) / Total assets	18.96%
Tangible book premium / Core deposits(2)	18.15%
Premium / Trading Price(3)	111.33%

(1)
For purposes of its opinion, McColl Partners calculated the "implied share value" as $14.73 per share of American Community common stock (as set forth above, the value received may be between $12.35 and $14.73 per share). On September 5, 2008, American Community had 6,542,091

  shares of common stock issued and outstanding, and outstanding options to purchase an aggregate of 530,086 shares of American Community common stock at a weighted-average strike price of $7.12. American Community had no other shares of capital stock outstanding as of September 5, 2008.

(2)
Core deposits equals total deposits less time deposits with balances greater than $100,000 and brokered CDs.

(3)
Premium to American Community trading price is based on American Community's closing price of $6.97 on September 5, 2008.

        These ratios would be reduced to the extent an American Community common stockholder received $12.35 per share in cash, or a combination of Yadkin Valley common stock and cash, for any of its shares of American Community common stock.

Meaningful Mergers and Acquisitions Transaction Analysis

        McColl Partners reviewed and compared publicly available information for comparable United States bank business combinations (completed between October 1, 2007 through September 5, 2008 or pending as of September 5, 2008) it deemed pertinent to an analysis of the merger. The pricing ratios for the merger were compared to the highest, lowest and median ratios of (i) price to last twelve months earnings, (ii) price to book value, (iii) price to tangible book value, and (iv) core deposit premium, for each of the following comparable transaction groups, announced since October 1, 2007:

  •
  Bank merger transactions in the United States with seller's assets of $50.0 million to $1.0 billion; and

  •
  Southeast-based bank merger transactions with seller's assets of $50.0 million to $1.0 billion;

        The following table represents a summary analysis of the comparable transactions analyzed by McColl Partners based on the announced transaction values:

		Price as a Multiple of:
	No. of Transactions	LTM Earnings (x)	Book Value (x)	Tangible Book Value (x)	Core Deposit Premium (%)
Select U.S. Bank Mergers Median	101 transactions	22.44x	1.68x	1.71x	10.51%
Select Southeast Bank Mergers Median	15 transactions	17.71x	1.63x	1.63x	13.40%
Yadkin Valley / American Community Transaction Multiples	—	24.55x	1.76x	2.17x	18.15%

Contribution Analysis

        McColl Partners analyzed the relative contribution that the income statement and balance sheet items of both American Community and Yadkin Valley as of June 30, 2008 had to the pro forma combined entity, including assets, deposits, equity, net income and market capitalization. This analysis excludes any purchase accounting and merger-related adjustments. The pro forma ownership analysis assumes 80.5% of the aggregate consideration is in the form of Yadkin Valley common stock and excludes any effects of American Community stock options that will be converted into Yadkin Valley stock options upon completion of the merger. The results of McColl Partners' analysis are set forth in the following table.

	Yadkin Valley	American Community
Pro forma ownership (excludes options)	71%	29%
Net interest income	70%	30%
Net income to common stock	75%	25%
Total deposits	72%	28%
Total equity	73%	27%
Total assets	73%	27%
Net loans	73%	27%

Dividend Discount Analysis

        McColl Partners reviewed and analyzed American Community's estimates for 2008 and 2009 and assumed that American Community would maintain a 26.0% dividend payout ratio, achieve 2009 earnings per share of $.76, and experience earnings per share growth of 8.0% thereafter. McColl Partners prepared the following implied equity values per share at various discount rates and exit price to earnings ratios.

	Implied Equity Value Per Share Assuming Exit P/E Ratio:
Discount Rate	16.0x	18.0x	20.0x
12.0%	$10.17	$11.27	$12.38
14.0%	$9.38	$10.39	$11.40
16.0%	$8.67	$9.59	$10.52

Public Reference Company Analysis

        McColl Partners reviewed and compared the financial performance of selected, publicly traded banks (as of September 5, 2008) that it deemed pertinent to an analysis of American Community. McColl Partners used publicly available information to compare selected financial and market trading information for American Community and the selected group of publicly traded banks. The pricing ratios for the merger were compared to median ratios of (i) price to last twelve months earnings, (ii) price to book value, and (iii) price to tangible book value for the following comparable transaction group, which consisted of publicly traded banks located in North Carolina and South Carolina with $100 million to $1.0 billion in total assets.

        The following table represents a summary analysis of American Community and the comparable companies analyzed by McColl Partners based on financial information as of June 30, 2008 and market data as of September 5, 2008:

Price as a Multiple of:
	No. of Banks	LTM Earnings (x)	Book Value (x)	Tangible Book Value (x)
Reference Group Median	52 banks	13.18x	.94x	1.00x
American Community Transaction	—	24.55x	1.76x	2.17x

Premiums Paid Analysis

        McColl Partners reviewed and compared the premiums paid on a group of selected pending and completed mergers and acquisitions in the United States as a whole and the Southeastern United

States. The selected transactions represented the group of transactions referenced above in the Meaningful Mergers and Acquisitions Transaction Analysis, in which seller's assets were between $50.0 million and $1.0 billion in transactions announced since October 1, 2007. Based on the trading price of the seller's stock two days, six days, and 30 days prior to announcement, McColl Partners prepared the following analysis of premiums.

Median Values	American Community	U.S.	Southeast
2 Days Prior	111.33%	45.57%	77.70%
6 Days Prior	110.43%	43.45%	77.49%
30 Days Prior	119.85%	55.62%	77.60%

        Based on the aforementioned analyses and McColl Partners' experience with numerous mergers involving bank institutions, McColl Partners opined that the merger consideration to be received by American Community shareholders in the merger is fair from a financial point of view.

        No institution used as a comparison in the above analyses is identical to American Community, Yadkin Valley or the combined entity, and no other merger transaction is identical to the proposed merger of these two companies. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial, market and operating characteristics of the companies and other factors that could affect the trading characteristics of the companies to which American Community, Yadkin Valley and the combined entity are being compared. In addition, the foregoing is only a summary of the analyses and examinations that McColl Partners deemed material in rendering its fairness opinion. It is not a comprehensive description of all analyses and examinations McColl Partners considered in rendering such fairness opinion. Furthermore, the preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. McColl Partners' analysis and the summary set forth above must be considered as a whole and that selecting portions of its analysis and of the factors considered, without considering all analysis and factors, would create an incomplete view of the process underlying the analysis set forth in its presentation to American Community's board of directors. In addition, McColl Partners may have given various analysis more or less weight than other analysis, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis.

        McColl Partners' opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to it as of September 9, 2008. Events occurring after that date could materially affect this opinion. McColl Partners has no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after September 9, 2008. McColl Partners expresses no opinion herein as to what the value of Yadkin Valley shares will be when issued to American Community's shareholders at the closing of the merger pursuant to the merger agreement or the prices at which American Community shares or Yadkin Valley shares may trade at any time.

        American Community has agreed to pay McColl Partners a transaction fee in connection with the merger of $1.2 million, of which $50,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. American Community has also agreed to pay McColl Partners $200,000 for the preparation of the fairness opinion. American Community has also agreed to reimburse certain of McColl Partners' reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify McColl Partners and its affiliates and their respective partners, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under federal securities laws.

Yadkin Valley's Reasons for the Merger; Recommendation of the Yadkin Valley Board

        In reaching its decision to adopt and approve the merger agreement, the Yadkin Valley board of directors consulted with Yadkin Valley management, as well as its legal and financial advisors, and considered a number of factors, including:

  •
  The anticipated financial terms of the merger, and, among other things, the opinion of Carson Medlin as to the fairness of the transaction consideration, as provided in the merger agreement, from a financial point of view, to the shareholders of Yadkin Valley;

  •
  The increased ability to expand Yadkin Valley's franchise along I-77/I-85 and entrance into the Charlotte, North Carolina and Rock Hill, South Carolina markets enhance the Yadkin Valley franchise;

  •
  The possible enhancement of Yadkin Valley's franchise resulting from an increase in its: assets from $1.4 billion to $2 billion, banking offices from 31 to 44, entry into South Carolina, and improvement in certain demographic measures, on average, in its markets;

  •
  The ability to achieve substantial economies of scale, including, substantial cost savings opportunities from combining the back offices and the opportunity to take advantage of a strong combined management team and board of directors;

  •
  The anticipated compatibility of management and the business philosophies of American Community and Yadkin Valley, and the reputation and record of American Community in its markets;

  •
  The possible improvement in the liquidity of Yadkin Valley shares resulting from increases in: shares outstanding from 11.5 million to approximately 16 million, shareholders from approximately 4,500 to 7,000, and institutional shareholders from 29 to 37;

  •
  The ability to achieve greater recognition among investment analysts;

  •
  The ability to enhance the combined company's ability to attract and serve larger business clients;

  •
  The ability to generate more retail business for the combined company from American Community's branch network;

  •
  The ability to expand the range of American Community's noninterest revenue generating products; and

  •
  The likelihood of the merger being approved by the appropriate regulatory authorities without undue conditions or delay and in accordance with the terms contained in the Agreement and Plan of Merger.

        The Yadkin Valley board of directors unanimously recommends that Yadkin Valley shareholders vote for the approval of the merger agreement.

Opinion of Yadkin Valley's Financial Advisor

        Yadkin Valley retained Carson Medlin to act as its financial advisor in connection with the proposed merger of Yadkin Valley and American Community. Carson Medlin is a nationally recognized investment banking firm that provides specialized corporate finance services to community financial institutions. In the ordinary course of its investment banking business, Carson Medlin is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Yadkin Valley selected Carson Medlin as its financial advisor based upon Carson Medlin's qualifications, expertise and reputation in such capacity, as well as its long term relationship with Carson Medlin, including assistance as Yadkin Valley's financial advisor in Yadkin Valley's previous merger transactions. Neither Carson Medlin nor any of its affiliates has a material relationship, other than the previously described financial advisory relationship, with Yadkin Valley or American Community or any material financial interest in Yadkin Valley or American Community. No limitations were imposed by Yadkin Valley's board of directors or its management upon Carson Medlin with respect to the investigations made or the procedures followed by Carson Medlin in providing advisory services or in rendering its opinion.

        Carson Medlin acted as financial advisor to Yadkin Valley in connection with the proposed merger with American Community and participated in certain negotiations leading to the execution of the merger agreement. In connection with Carson Medlin's engagement, Yadkin Valley asked Carson Medlin to evaluate the fairness of the merger consideration to Yadkin Valley's shareholders from a financial point of view. At the September 5, 2008 meeting of the board of directors of Yadkin Valley, convened to evaluate the merger, Carson Medlin delivered to the Yadkin Valley board of directors its oral opinion that, based upon and subject to various matters to be set forth in its opinion, the merger consideration was fair to Yadkin Valley's shareholders from a financial point of view. At this meeting, the Yadkin Valley board of directors voted to approve the merger, subject to certain final negotiations, and subsequently officers of Yadkin Valley executed the merger agreement on September 9, 2008.

        You should consider the following when reading the discussion of Carson Medlin's opinion in this document:

  •
  The summary of the opinion of Carson Medlin set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix C to this document. You should read the opinion in its entirety for a full discussion to the procedures followed, assumptions made, matters considered and qualifications to and limitations on the review undertaken by Carson Medlin in connection with its opinion.

  •
  Carson Medlin's opinion does not address the merits of the merger relative to other business strategies, whether or not considered by Yadkin Valley's board of directors, nor does it address the decision by Yadkin Valley's board of directors to proceed with the merger.

  •
  Carson Medlin's opinion to Yadkin Valley's board of directors rendered in connection with the merger does not constitute a recommendation to any Yadkin Valley shareholder as to how he or she should vote at the special meeting of Yadkin Valley shareholders called to approve the merger.

        Analysis of the financial aspects of a transaction such as the merger and the preparation of the related financial fairness opinion involve various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. The analytical process is therefore not readily susceptible to partial analysis or summary description. In connection with advising Yadkin Valley on the merger and rendering its opinion, Carson Medlin performed a variety of financial analyses. Carson Medlin believes that those analyses must be considered together as a whole and that selecting portions of its analyses and the facts considered in its analyses, without considering the remaining facts and analyses, could create an incomplete or inaccurate view of Carson Medlin's analyses and the process underlying the rendering of Carson Medlin's opinion.

        In performing its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Yadkin Valley and American Community and may not be realized. Any estimates of future results contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Except as described below, none of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other. The relative importance or weight given to these analyses by Carson Medlin is not necessarily reflected by the order of presentation of the analyses herein (and the corresponding results). The summaries of financial analyses include information presented in tabular format. Those tables should be read together with the text of those summaries.

        Carson Medlin has relied, without independent verification, upon the accuracy and completeness of the information it received and reviewed for the purposes of advising Yadkin Valley and rendering its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of Yadkin Valley or American Community nor was it furnished with any appraisals.

        Carson Medlin is not an expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses; Carson Medlin has not reviewed any individual credit files of Yadkin Valley or American Community; and Carson Medlin has assumed that the allowances for loan losses of Yadkin Valley and American Community are in the aggregate adequate to cover potential losses, except as to specific merger-related adjustments to such allowances that may have been negotiated by Yadkin Valley and American Community. Carson Medlin's advice and its opinion provided to Yadkin Valley were and are necessarily based on economic, market and other conditions existing on the date that the advice and opinion were provided and on information as of various earlier dates made available to it, which conditions are not necessarily indicative of current or future market conditions.

        In advising Yadkin Valley and rendering its opinion, Carson Medlin made the following assumptions:

  •
  that the merger will be accounted for as a purchase in accordance with generally accepted accounting principles;

  •
  that all material governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Yadkin Valley, American Community or the anticipated benefits of the merger;

  •
  that Yadkin Valley had provided it with all of the information prepared by Yadkin Valley or its other representatives that might be material to Carson Medlin in its review; and

  •
  that the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the managements of Yadkin Valley and American Community as to the future operating and financial performance of Yadkin Valley and American Community.

In connection with its opinion dated September 5, 2008, Carson Medlin reviewed:

  •
  the merger agreement;

  •
  the audited financial statements of American Community for the five years ended December 31, 2007;

  •
  the audited financial statements of Yadkin Valley for the five years ended December 31, 2007;

  •
  the unaudited financial statements of American Community for the six months ended June 30, 2008;

  •
  the unaudited financial statements of Yadkin Valley for the six months ended June 30, 2008; and

  •
  certain other financial and operating information with respect to the business, operations and prospects of Yadkin Valley and American Community.

In addition, Carson Medlin:

  •
  held discussions with members of managements of Yadkin Valley and American Community regarding the historical and current business operations, financial condition and future prospects of their respective companies;

  •
  reviewed the historical market prices and trading activity for the common stock of Yadkin Valley and American Community;

  •
  compared the results of operations of Yadkin Valley and American Community with those of certain financial institutions which it deemed to be relevant;

  •
  compared the financial terms of the merger with the financial terms, to the extent publicly available, of certain other recent business combinations of financial institutions;

  •
  analyzed the pro forma financial impact of the merger on Yadkin Valley; and

  •
  conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

VALUATION METHODOLOGIES

        The following is a summary of all material analyses performed by Carson Medlin in connection with advising Yadkin Valley on the merger and in providing orally, to the Yadkin Valley board of directors on September 5, 2008, its opinion, which opinion has since been confirmed in writing and is included here as Appendix C. The following summary does not purport to be a complete description of the analyses performed by Carson Medlin.

Summary of Merger and Analysis

        Carson Medlin reviewed the terms of the proposed merger, including the form of consideration, the exchange ratio, the price per share of Yadkin Valley's common stock and the price paid to American Community shareholders pursuant to the merger agreement. To consummate the merger, Yadkin Valley will pay approximately $16,277,000 in cash and issue approximately 4,634,100 shares of stock, based on an exchange ratio of 0.8517 shares of Yadkin Valley for each share of American Community, in exchange for all American Community's 6,559,792 outstanding common shares and 465,577 stock options. As of September 5, 2008, the date Carson Medlin rendered its opinion and the Yadkin Valley board of directors approved the merger Agreement, this resulted in a transaction value of approximately $90.747 million, based on an average closing price for Yadkin Valley shares for the preceding twenty trading days of $16.07 per share. This analysis assumes that American Community's shares and options are both exchanged for cash and Yadkin Valley shares in the same 19.5%/80.5% ratio.

        Utilizing American Community's most recent publicly available financial information on September 5, 2008, which was June 30, 2008 unaudited financial information, Carson Medlin calculated the following ratios:

Transaction Value:		Transaction multiples*:
Aggregate Price per Fully Diluted Share	$13.39	Transaction Value / LTM Net Income	22.8	x
Aggregate Value For Common Shares & Options	$87,806,837	Transaction Value / Tangible Book Value	2.04	x
Aggregate Value for Outstanding Options	$2,940,404	Transaction Value / Total Assets	17.1%

Total Transaction Value	$90,747,242	Core Deposit Premium	18.9%

*
Transaction multiples based on June 30, 2008 unaudited financial results.

Financial & Capital Impact Analysis

        Carson Medlin calculated the pro forma impact of the merger on Yadkin Valley's diluted earnings per share and profitability based on earnings and balance sheet estimates for Yadkin Valley and American Community as supplied by the managements of each of the companies and compiled by Carson Medlin. The pro forma impact included the after tax benefits from estimated cost savings and synergies related to the merger as well as estimated one-time merger-related charges. Carson Medlin calculated that the merger would be neutral to fully diluted earnings per share in 2009, accretive by less than $.01 in 2010, and $0.03 accretive in 2011. With respect to return on assets, the merger is expected to be neutral in 2009, two basis points dilutive in 2010, and one basis point dilutive in 2011. The merger is expected to be immediately accretive to tangible return on equity. The merger is also expected to decrease Yadkin Valley's tangible book value per share by $1.25 and the ratio of tangible equity to assets from 7.1% to 6.1% in 2008, and decrease the total risk based capital ratio from 10.8% to 10.4% in 2008. These results assume that Yadkin Valley obtains, in conjunction with the merger, approximately $18 million in new capital that has an after tax cost of no more than 5% per annum and qualifies as Tier 1 or 2 capital for regulatory capital purposes. The actual results achieved by the combined companies may vary from projected results and the variations may be material.

Comparable Transactions Analysis

        Carson Medlin selected a number of recent U.S. bank merger and acquisition transactions that it deemed comparable to the merger and compared the pricing multiples implied by those transactions to the multiples implied by the terms of the merger. Specifically, Carson Medlin selected bank merger and acquisition transactions according to the following criteria:

  •
  Transactions announced after January 1, 2008

  •
  Seller located within the U.S.

  •
  Seller assets between $200 million and $800 million

        Carson Medlin selected 9 transactions fitting the criteria listed above that it deemed comparable to the proposed merger and computed the following transaction multiples: 25th percentile, 50th percentile (median), and 75th percentile for price/tangible book value, price/TTM earnings, price/assets, price/deposits, and the core deposit premium. Carson Medlin then compared the implied value of the merger consideration to American Community's tangible book value, twelve months' trailing earnings, total assets, total deposits and core deposits and computed the range of sale multiples indicated by the nine comparable transactions. These ranges are shown on the following table:

        The analysis indicated that the merger consideration of approximately $90.7 million is best described as falling within the range of values indicated by the 50th percentile, or median, multiples of the nine comparable bank merger transactions.

Contribution Analysis

        Carson Medlin computed the relative contribution of American Community and Yadkin Valley to various elements of the combined income statement (excluding estimated cost savings and operating synergies) and balance sheet. The following table summarizes that comparison.

($000's, 6/30/08)	Yadkin		American
Assets	$1,431,731	73%	$529,850	27%
Gross loans	1,108,407	73%	406,491	27%
Deposits	1,096,719	72%	416,546	28%
Tangible Equity	90,992	67%	44,529	33%
Net income (YTD 2008)	5,050	77%	1,475	23%
Net income (2006-7+YTD 08)	33,530	76%	10,771	24%
# of offices	31	70%	13	30%
Current Market Cap	$185,537,758	80%	$46,841,372	20%
Ownership (shs)—80.5% stock deal	11,525,222	71%	4,634,100	29%

        The contribution analysis indicated that the pro forma ownership of Yadkin Valley common stock issuable to American Community shareholders in the merger was greater than the proportion of total assets, loans, deposits, recent net income, and market capitalization contributed to Yadkin Valley by American Community. The contribution analysis also indicated that the pro forma ownership of Yadkin Valley common stock issuable to American Community shareholders in the merger was less than the proportion of tangible equity and number of offices contributed to Yadkin Valley by American.

Industry Comparative Analysis

        Carson Medlin used publicly available information to compare selected financial information for Yadkin Valley, American Community and a number of financial institutions. Carson Medlin compared selected operating results of Yadkin Valley and American Community to those of the 58 publicly traded community commercial banks that are listed in the Southeastern Independent Bank Review™, a proprietary research publication prepared by Carson Medlin quarterly since 1991 (the "SIBR Peer Group"). Carson Medlin considers this group of financial institutions to be comparable to Yadkin Valley and American Community for purposes of this analysis. Carson Medlin compared, among other factors, profitability, capitalization, asset quality and operating efficiency of Yadkin Valley and American Community to these financial institutions. Carson Medlin noted the following relative performance based on results as of or for the six months ended June 30, 2008 (most recent available) for the SIBR Peer Group and for Yadkin Valley and American Community.

	Balance Sheet Highlights				Performance Ratios
	Assets ($ mil)	Loans ($ mil)	Deposits ($ mil)	Tangible Equity ($ mil)	ROA %	ROE %	Margin %	Tng. Eq./ Assets %	NPA Ratio %	Effic. Ratio %
SIBR Average	943	722	724	65	0.45	4.8	3.55	7.7	2.20	72.3
SIBR Median	624	455	485	53	0.55	6.1	3.48	7.8	1.22	70.2
Yadkin Valley	1,432	1,108	1,097	91	0.83	7.5	3.43	6.6	0.64	63.3
American Community	530	413	417	45	0.57	5.3	3.42	8.6	0.52	68.9

        Carson Medlin's analysis indicated that both Yadkin Valley and American Community are more profitable, have lower nonperforming assets, and are more efficient than the SIBR Peer Group on average.

Conclusions and Miscellaneous

        Based on the results of the various analyses described above, Carson Medlin concluded that the consideration to be received by American Community's shareholders under the merger agreement is fair, from a financial point of view, to the shareholders of Yadkin Valley.

        The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and could be evaluated as of the date of Carson Medlin's opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Yadkin Valley or American Community, could materially affect the assumptions used in preparing the opinion.

        Carson Medlin will receive fees of $600,000 for advisory services provided to Yadkin Valley in connection with the merger and the rendering of the fairness opinion. Carson Medlin may receive additional compensation from Yadkin Valley for assisting Yadkin Valley in obtaining certain financing related to the merger. In addition, Yadkin Valley has agreed to indemnify Carson Medlin and its directors, officers and employees, from liability in connection with the transaction, and to hold Carson Medlin harmless from any losses, actions, claims, damages, expenses or liabilities related to any of Carson Medlin's acts or decisions made in good faith and in the best interest of Yadkin Valley.

Merger Consideration

        Under the merger agreement, American Community shareholders will receive one of the following forms of payment of merger consideration in exchange for each of their shares of American Community common stock (subject to the limitations and adjustments discussed below):

  •
  0.8517 shares of Yadkin Valley common stock—the stock consideration;

  •
  $12.35 in cash—the cash consideration; or

  •
  A combination of 80.5% stock consideration and 19.5% cash consideration—the mixed consideration.

        The merger agreement provides that Yadkin Valley will issue shares of Yadkin Valley common stock for 80.5% of the shares of American Community common stock outstanding on the effective date of the merger and pay cash for the remaining 19.5% of the shares of American Community common stock outstanding. American Community shareholders are entitled to elect to receive the stock consideration, the cash consideration, or the mixed consideration, in whole share increments, with respect to the holders' shares of American Community common stock. In other words, by promptly completing and timely delivering the election form, you can elect to receive cash for all of your shares of American Community common stock, shares of Yadkin Valley common stock for all of your shares of American Community common stock, or 19.5% cash and 80.5% shares of Yadkin Valley common stock for all of your shares of American Community common stock. As discussed below, however, you may not receive the type of merger consideration you elect.

        If shareholders of American Community in the aggregate elect the form of consideration so that either cash would be paid as merger consideration for more than 19.5% of the outstanding shares of American Community common stock or shares of Yadkin Valley common stock would be issued as merger consideration for more than 80.5% of the outstanding shares of American Community common stock, the merger agreement provides a method to reallocate cash or stock so that the merger consideration will not exceed either threshold. For a description of the reallocation method, see

"Proposal No. 1—The Merger—Allocation of the Merger Consideration." Accordingly, you may receive less cash and more shares, or more shares and less cash than you elect. Either of these events is likely to result in different tax consequences from those that would have resulted had you received the exact form of merger consideration you elected.

        No fractional shares of Yadkin Valley common stock will be issued in connection with the merger. Instead, cash will be paid for any fraction of a share of Yadkin Valley common stock to which any American Community shareholder would otherwise be entitled upon completion of the merger. The cash paid will be an amount equal to the shareholder's fractional interest multiplied by the average of the closing sales price of Yadkin Valley common stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the later of the effective date of the last regulatory approval or the date American Community shareholders approve the merger.

        Neither American Community nor Yadkin Valley (or their respective boards of directors) nor their financial advisors make any recommendation as to whether you should choose the cash consideration, stock consideration, or mixed consideration for your shares of American Community common stock. You should consult with your own financial and tax advisors about this decision.

        Shares of Yadkin Valley common stock are listed for trading on the Nasdaq Global Select Market under the symbol "YAVY." On September 8, 2008, which was the last trading day before the announcement of the merger, the price of a share of Yadkin Valley common stock closed at $16.94 per share, and on                        , 2008, the latest practicable date before mailing out this joint proxy statement/prospectus, the price of a share of Yadkin Valley common stock closed at $[            ] per share. You should be aware that the market value of shares of Yadkin Valley common stock will fluctuate, and neither Yadkin Valley nor American Community can give you any assurance as to what the price of shares of Yadkin Valley common stock will be when the merger becomes effective. We urge you to obtain information on the market value of shares of Yadkin Valley common stock that is more recent than that provided in the joint proxy statement/prospectus. See "Summary—Market Prices of Yadkin Valley and American Community Common Stock; Dividend Payments" on page 10.

Illustration of Allocation of the Merger Consideration

        The following table illustrates calculations of consideration at different prices for Yadkin Valley common stock that would be received by a holder of 100 shares of American Community common stock depending on whether the shareholder elected the cash consideration, stock consideration, or a mixed consideration. These calculations do not take into consideration the effects of taxation. See "Proposal No. 1—The Merger—Important Federal Income Tax Consequences" on page 76.

        These calculations assume that there will be no oversubscription for cash or stock. The assumed closing values of the shares of Yadkin Valley common stock set forth in the table have been included for representative purposes only and are based on the high and low closing values for the shares of Yadkin Valley common stock from April 1, 2008 to June 30, 2008 and the closing values for the shares of Yadkin Valley common stock on September 8, 2008, the last trading day prior to the date of the merger agreement. The closing value at the time the merger becomes effective may be less than $                        or more than $                        . We cannot predict what the closing value for shares of Yadkin Valley common stock will be or what the value of the shares of Yadkin Valley common stock to be issued in the merger will be at or following the merger becoming effective.

Estimating the Value of 100 Shares of American Community Common Stock
(Assuming various cash/share elections and Yadkin Valley common stock closing values)

	19.5% Cash Election 80.5% Stock Election	All Stock Election	All Cash Election
Assuming a $16.94 closing value (last trading day prior to date of merger agreement)
Value of Cash Consideration Received	$370.50	$0.00	$1,235.00
Value of Stock Consideration Received	$1,009.95	$1,442.78	$0.00
Value of Total Consideration Received	$1,380.45	$1,442.78	$1,235.00
Assuming a $17.65 closing value (high closing value)
Value of Cash Consideration Received	$370.50	$0.00	$1,235.00
Value of Stock Consideration Received	$1,052.28	$1,503.25	$0.00
Value of Total Consideration Received	$1,422.78	$1,503.25	$1,235.00
Assuming a $9.90 closing value (low closing value)
Value of Cash Consideration Received	$370.50	$0.00	$1,235.00
Value of Stock Consideration Received	$590.23	$843.18	$0.00
Value of Total Consideration Received	$960.73	$843.18	$1,235.00
Assuming a $16.96 closing value (June 30, 2008)
Value of Cash Consideration Received	$370.50	$0.00	$1,235.00
Value of Stock Consideration Received	$995.04	$1,444.48	$0.00
Value of Total Consideration Received	$1,365.54	$1,444.48	$1,235.00

Election of the Form of Payment of the Merger Consideration

        Shortly before the American Community shareholders' meeting, Yadkin Valley will deliver or mail to American Community shareholders a joint election form/letter of transmittal and instructions for making an election as to the form of merger consideration preferred to be received in the merger, subject to the allocation procedures described below. Upon receipt of the joint election form/letter of transmittal, each American Community shareholder should complete, date, and sign the election form and return it promptly in the prepaid, pre-addressed envelope provided with the joint election form/letter of transmittal. If any American Community shareholders do not make an election by 4:00 pm eastern time on the date set forth in the instructions on the joint election form/letter of transmittal (the "election deadline"), such shareholders will be deemed not to have made an election and the exchange agent will choose the type of merger consideration constituting the per share purchase price to distribute to such non-electing shareholders according to the allocation procedures.

        Elections will be properly made if the joint election form/letter of transmittal is accompanied by one or more certificates representing the shares of American Community common stock covered by joint election form/letter of transmittal, or the guaranteed delivery of such certificates. Elections may be revoked or changed upon written notice to the exchange agent before the election deadline. If an American Community shareholder revokes the joint election form/letter of transmittal and does not properly make a new election by the election deadline, the American Community shareholder will be deemed to have not made an election with respect to the shares covered by the revoked joint election form/letter of transmittal, and the exchange agent will determine the type of consideration to be received.

        The exchange agent will have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in joint election form/letter of transmittal, and any good faith decision of the exchange agent regarding such matters will be conclusive and binding. Neither Yadkin Valley nor the exchange agent is obligated to notify any person of any defect in an election form.

Allocation of the Merger Consideration

        The merger agreement limits the aggregate number of shares of American Community common stock for which Yadkin Valley will exchange cash to 19.5% of the total outstanding shares of American Community common stock. The merger agreement also limits the aggregate number of shares of American Community common stock for which Yadkin Valley will exchange shares of Yadkin Valley common stock to 80.5% of the total outstanding shares of American Community common stock.

        If the stock consideration elected by American Community shareholders in the aggregate exceeds 80.5% of the total outstanding shares of American Community common stock, then shareholders choosing cash consideration and shareholders who did not make an election will receive cash consideration, and each shareholder who chose the stock consideration will receive (i) a number of shares of Yadkin Valley common stock equal to 0.8517 times the product obtained by multiplying the number of shares of American Community common stock as to which the shareholder chose the stock election by a fraction, the numerator of which is 80.5% of the total outstanding shares of American Community common stock and the denominator of which is the aggregate number of shares of American Community common stock elected by all American Community shareholders to be converted into shares of Yadkin Valley common stock, and (ii) cash for the remaining amount of shares of American Community common stock held by the shareholder.

        If the cash consideration elected by American Community shareholders in the aggregate exceeds 19.5% of the total outstanding shares of American Community common stock, then shareholders choosing stock consideration and shareholders who did not make an election will receive the stock consideration, and each shareholder who chose the cash consideration will receive (i) $12.35 times the product obtained by multiplying the number of shares of American Community common stock as to which the shareholder chose the cash election by a fraction, the numerator of which is 19.5% of the total outstanding shares of American Community common stock and the denominator of which is the aggregate number of shares of American Community common stock elected by all American Community shareholders to be converted into cash, and (ii) shares of Yadkin Valley common stock for the remaining amount of shares of American Community common stock held by the shareholder.

        If the stock consideration elected by the American Community shareholders in the aggregate does not exceed 80.5% of the total outstanding shares of American Community common stock and the cash consideration elected by the American Community shareholders in the aggregate does not exceed 19.5% of the total outstanding shares of American Community common stock, then shareholders electing the cash consideration will receive all cash in exchange for their shares of American Community common stock, shareholders electing the stock consideration will receive all stock in exchange for their shares of American Community common stock, shareholders electing the mixed consideration will receive 19.5% cash and 80.5% stock in exchange for their shares of American Community common stock, and the shareholders making no election will receive either the cash consideration, stock consideration, or mixed consideration such that the aggregate number of shares of American Community common stock to be exchanged for cash is 19.5% of the total outstanding shares of American Community common stock and the aggregate number of shares of American Community common stock to be exchanged for stock is 80.5% of the total outstanding shares of American Community common stock.

Conversion of Stock; Treatment of Options

         Conversion of American Community Common Stock.    At the effective time of the merger, each share of American Community common stock outstanding generally will be converted into and exchanged for the right to receive either (i) $12.35 in cash; (ii) 0.8517 shares of Yadkin Valley common stock; or (iii) a combination of both cash and stock. Cash will also be exchanged for any fractional shares. The exchange ratio is subject to customary adjustments to preserve the relative value of the consideration American Community shareholders are to receive in the event of stock splits, reverse stock splits, or the like before the merger is completed. Because the exchange ratio is fixed and because the market price of Yadkin Valley common stock will fluctuate, the value of the shares of Yadkin Valley common stock that American Community shareholders will receive in the merger may increase or decrease, both before and after the merger.

        Any American Community shareholder who would otherwise have been entitled to receive a fraction of a share of Yadkin Valley common stock in the merger will receive, in lieu thereof, cash (without interest) in an amount equal to his or her fractional share multiplied by the 20-day average closing price of Yadkin Valley common stock on The Nasdaq Global Select Market ending at the closing of trading on the later of the effective date of the last regulatory approval required or the date of approval of the merger by the American Community shareholders.

        Some shares of American Community common stock may not be converted in the merger. Each outstanding share of American Community common stock owned by Yadkin Valley, American Community, or their respective subsidiaries will be canceled at the effective time of the merger and will cease to be outstanding.

         Stock Options.    At the Effective Time, all rights with respect to American Community common stock pursuant to stock options granted by American Community which are outstanding at the effective time of the merger, whether or not exercisable, will be converted into and become rights with respect to Yadkin Valley common stock, and Yadkin Valley will assume each American Community option in accordance with the terms of the applicable American Community option plan and the stock option agreement by which it is evidenced. Each American Community option will accelerate to vest 100% upon the change in control.
        From and after the effective time of the merger, (i) each American Community option assumed by Yadkin Valley may be exercised solely for shares of Yadkin Valley common stock, (ii) the number of shares of Yadkin Valley common stock subject to each option shall be equal to the product of the number of shares of American Community common stock subject to such option immediately prior to the effective time of the merger multiplied by 0.8517, provided, that any fractional shares of Yadkin Valley common stock subject to the converted options shall be exchanged for cash (without interest) in an amount equal to such fractional part of a share of Yadkin Valley common stock multiplied by the average of the closing sale prices of Yadkin Valley common stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the last of either the (a) effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger or (b) the date on which the shareholders of American Community approve the merger, less the exercise price of such converted option, and (iii) the per share exercise price under each American Community option shall be adjusted by dividing the per share exercise price under each such option by 0.8517 and rounding down to the nearest cent.

        Shares of Yadkin Valley common stock to be issued upon the exercise of converted American Community stock options will be timely registered under the Securities Act of 1933 on a registration statement on Form S-8.

Effective Time of the Merger

        If the merger agreement is approved by the requisite votes of the shareholders of American Community and Yadkin Valley and all other required governmental and other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and at the time the Articles of Merger reflecting the merger are filed with the Secretary of State of North Carolina. Unless otherwise mutually agreed upon in writing by Yadkin Valley's and American Community's chief executive officers, both parties will use their reasonable efforts to cause the effective time of the merger to occur on the last or first business day of a calendar month immediately following the last of the following dates to occur:

  •
  the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger;

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  the date on which American Community shareholders approve the merger agreement; or

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  the date on which Yadkin Valley shareholders approve the merger agreement.

        Assuming satisfaction of all of the conditions to consummation of the merger, the merger is expected to be made effective by the end of the first quarter of 2009.

        Either party may terminate the merger agreement prior to the effective time, under several circumstances. See "Proposal No. 1—The Merger—Conditions to Consummation" and "—Amendment, Waiver, and Termination."

Exchange of Certificates

        Shortly before the American Community shareholders' meeting, Yadkin Valley will mail joint election form/letter of transmittal materials to each record holder of American Community common stock for use in effecting the surrender and cancellation of those certificates in exchange for cash and/or Yadkin Valley common stock, which will be issued in uncertificated "book entry" form. Risk of loss and title to the certificates will remain with the holder until proper delivery of such certificates to Yadkin Valley or its exchange agent by former American Community shareholders. American Community shareholders should not surrender their certificates for exchange until they receive a joint election form/letter of transmittal and instructions from Yadkin Valley. Shortly before the American Community shareholders' meeting, and per the instructions of Yadkin Valley's exchange agent, each holder of shares of American Community common stock, issued and outstanding at the effective time must surrender the certificate or certificates representing their shares to Yadkin Valley. As soon as reasonably practicable after the effective time of the merger, shareholders will receive the consideration to which they are entitled under the merger agreement, together with all undelivered dividends or distributions in respect of such shares (without interest). Yadkin Valley will not be obligated to deliver the consideration to which any former holder of American Community common stock is entitled until the holder surrenders the certificate or certificates representing his or her shares for exchange, and until the effective time of the merger. The certificate or certificates so surrendered must be duly endorsed as Yadkin Valley may require. Yadkin Valley will not be liable to a holder of American Community common stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property law.

        If you do not timely submit a joint election form/letter of transmittal along with your certificates of American Community common stock, Yadkin Valley's exchange agent will mail to you, a letter of transmittal with instructions for submitting your American Community common stock certificate in exchange for Yadkin Valley common stock or the cash consideration of $12.35 per share. At that time, you will need to carefully review the instructions, complete the materials enclosed with the instructions and return the materials along with your American Community stock certificate(s). Whether you will receive Yadkin Valley common stock and/or cash will depend on the election of other American Community shareholders. (See "The Merger—Terms of the Merger—Allocation of Yadkin Valley Common Stock and Cash," below.) As soon as reasonably practicable after receipt of the properly completed joint election form/letter of transmittal and your American Community stock certificate(s), Yadkin Valley's exchange agent will mail a statement of a book entry of Yadkin Valley common stock or a check (or a book entry statement and a check) for the merger consideration. No interest will be paid on any cash payment.

        Yadkin Valley or its exchange agent will maintain a book entry list of Yadkin Valley common stock to which each former American Community shareholder is entitled. Certificates evidencing Yadkin Valley common stock into which the shareholder's American Community common stock has been converted will not be issued. Yadkin Valley's exchange agent will deliver a statement of such book entry and other information as required by law within a reasonable time following the surrender of an American Community certificate.

        After the effective time of the merger, record holders of certificates that represented outstanding American Community common stock immediately prior to the effective time of the merger will have no rights with respect to the certificates other than the right to surrender the certificates and receive in exchange the aggregate number of whole shares of Yadkin Valley common stock (issued in book entry form) and the cash consideration to which the holder is entitled pursuant to the merger agreement.

        Book entry shares representing shares of Yadkin Valley common stock will be dated the effective date of the merger and will entitle the holders to dividends, distributions and all other rights and privileges of a Yadkin Valley shareholder from the effective date. Until the certificates representing American Community common stock are surrendered for exchange, holders of such certificates will not receive the cash and/or stock consideration or dividends or distributions on Yadkin Valley common stock into which such shares have been converted. When the certificates are surrendered to the exchange agent, any unpaid dividends or other distributions will be paid without interest. Yadkin Valley has the right to withhold dividends or any other distributions on its shares until the American Community stock certificates are surrendered for exchange.

        In addition, holders of certificates that represented outstanding American Community common stock immediately prior to the effective time of the merger will be entitled to vote after the effective time of the merger at any meeting of Yadkin Valley shareholders the number of whole shares of Yadkin Valley common stock into which such shares have been converted, even if such holder has not surrendered such certificates for exchange as set forth above.

        Yadkin Valley shareholders will not be required to exchange certificates representing their shares of Yadkin Valley common stock or otherwise take any action after the merger is completed.

Important Federal Income Tax Consequences

        The following summarizes certain material federal income tax consequences of the merger to American Community shareholders. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and subject to differing interpretations. This summary is not a complete description of all of the tax consequences of the merger and, in particular, may not address federal income tax consequences applicable to you if you are subject to special treatment under federal income tax law, such as rules relating to shareholders who are not citizens or residents of the United States, shareholders who are financial institutions, foreign corporations, tax-exempt organizations, insurance companies, or dealers in securities, shareholders who acquired their shares pursuant to the exercise of options or similar derivative securities or otherwise as compensation, and shareholders who hold their shares as part of a straddle or conversion transaction. In addition, this summary does not address the tax consequences of the merger under applicable state, local, foreign, or transfer tax laws. This discussion assumes you hold your shares of American Community common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986.

        Each American Community shareholder should consult with his or her own tax advisor about the tax consequences of the merger in light of his or her individual circumstances, including the application of any state, local, foreign, or transfer tax law.

        The merger is intended to constitute a "reorganization" under Section 368(a) of the Internal Revenue Code. A condition to completing the merger is that, on the closing date, Yadkin Valley and American Community receive an opinion from Nelson Mullins Riley & Scarborough, LLP, counsel to Yadkin Valley, that (i) the merger will qualify as a reorganization, (ii) each of American Community and Yadkin Valley will be a party to that reorganization, and (iii) except to the extent of any cash received in lieu of a fractional share interest in Yadkin Valley common stock and any other cash consideration received, the American Community shareholders will not recognize any gain or loss by exchanging their shares of American Community common stock for shares of Yadkin Valley common stock pursuant to the merger. The closing date opinion will be based on customary assumptions and customary representations made by American Community and Yadkin Valley. An opinion of counsel represents the counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. If, notwithstanding such opinion of counsel, the merger does not qualify as a reorganization, the exchange of American Community common stock for Yadkin Valley common stock in the merger will be a taxable transaction.

        Assuming the opinion referred to above is received, the federal income tax consequences of the merger to a American Community shareholder generally will depend on whether the American Community shareholder exchanges its American Community common stock for cash, Yadkin Valley common stock or a combination of cash and Yadkin Valley common stock.

         Exchange Solely for Cash.    In general, if pursuant to the merger an American Community shareholder exchanges all of the shares of American Community common stock actually owned by it solely for cash, that shareholder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of American Community common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the American Community shareholder's holding period with respect to the American Community common stock surrendered is more than one year. If, however, the American Community shareholder constructively owns shares of American Community common stock that are exchanged for shares of Yadkin Valley common stock in the merger or owns shares of Yadkin Valley common stock actually or constructively after the merger, the consequences to that shareholder may be similar to the consequences described below under the heading "Exchange for Yadkin Valley Common Stock and Cash," except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that shareholder's gain.

         Exchange Solely for Yadkin Valley Common Stock.    If pursuant to the merger an American Community shareholder exchanges all of the shares of American Community common stock actually owned by it solely for shares of Yadkin Valley common stock, that shareholder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Yadkin Valley common stock (as discussed below). The aggregate adjusted tax basis of the shares of Yadkin Valley common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of American Community common stock surrendered for Yadkin Valley common stock (reduced by the tax basis allocable to any fractional share of Yadkin Valley common stock for which cash is received), and the holding period of Yadkin Valley common stock will include the period during which the shares of American Community common stock were held. If an American Community shareholder has differing bases or holding periods in respect of its shares of American Community common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Yadkin Valley common stock received in the exchange.

         Exchange for Yadkin Valley Common Stock and Cash.    If pursuant to the merger an American Community shareholder exchanges all of the shares of American Community common stock actually owned by it for a combination of Yadkin Valley common stock and cash, the American Community shareholder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of Yadkin Valley common stock received pursuant to the merger over that shareholder's adjusted tax basis in its shares of American Community common stock surrendered) or (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the American Community shareholder's holding period with respect to the American Community common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the American Community shareholder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See "Possible Treatment of Cash as a Dividend."

        The aggregate tax basis of Yadkin Valley common stock received by an American Community shareholder that exchanges its shares of American Community common stock for a combination of Yadkin Valley common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of American Community common stock surrendered for Yadkin Valley common stock and cash, reduced by the amount of cash received by the American Community shareholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the American Community shareholder on the exchange. The holding period of Yadkin Valley common stock will include the holding period of the shares of American Community common stock surrendered. If an American Community shareholder has differing bases or holding periods in respect of its shares of American Community common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Yadkin Valley common stock received in the exchange.

         Possible Treatment of Cash as a Dividend.    In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the American Community shareholder's deemed percentage stock ownership of Yadkin Valley. For purposes of this determination, the American Community shareholder is treated as if it first exchanged all of its shares of American Community common stock solely for Yadkin Valley common stock and then Yadkin Valley immediately redeemed (the "deemed redemption") a portion of Yadkin Valley common stock in exchange for the cash the American Community shareholder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) "substantially disproportionate" with respect to the American Community shareholder or (2) "not essentially equivalent to a dividend."

        The deemed redemption, generally, will be "substantially disproportionate" with respect to an American Community shareholder if the percentage described in (2) below is less than 80 percent of the percentage described in (1) below. Whether the deemed redemption is "not essentially equivalent to a dividend" with respect to an American Community shareholder will depend upon the American Community shareholder's particular circumstances. At a minimum, however, in order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in the American Community shareholder's deemed percentage stock ownership of Yadkin Valley. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Yadkin Valley that the American Community shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Yadkin Valley that is actually and constructively owned by the American Community shareholder immediately after the deemed redemption. In applying the above tests, an American Community shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the American Community shareholder. As these rules are complex, each American Community shareholder that may be subject to these rules should consult its tax advisor. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if that shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis.

         Cash Received in Lieu of a Fractional Share.    Cash received by an American Community shareholder in lieu of a fractional share of Yadkin Valley common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the American Community shareholder's aggregate adjusted tax basis of the shares of American Community common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of American Community common stock is more than one year.

Management and Operations After the Merger

         Directors and Executive Officers of Yadkin Valley.    At the effective time of the merger, American Community will merge with and into Yadkin Valley. After the merger, the current directors of Yadkin Valley will continue to serve as directors of the company and the company will increase its board membership by five and appoint five individuals who were directors of American Community to the board (one of whom shall be Randy P. Helton and each of whom shall be compensated as a director in the same manner as all other directors of Yadkin Valley). Yadkin Valley's board of directors will then have a total of 19 members.

        William A. Long will continue to serve as chief executive officer and president of Yadkin Valley. Edwin E. Laws will continue to serve as chief financial officer. Stephen S. Robinson will serve as the chief operating officer of Yadkin Valley. Julie A. Mason will serve as the controller of Yadkin Valley. Patricia H. Wooten will serve as the vice president and corporate secretary of Yadkin Valley.

Interests of Employees and Directors of American Community in the Merger

         General.    Some of the employees and directors of American Community may be deemed to have interests in the merger in addition to their interests as shareholders of American Community generally. These interests include, among others, proposed employee benefits for those who become employees of Yadkin Valley or a Yadkin Valley subsidiary after the merger, lump sum payments for certain employees who currently have change in control severance agreements with American Community, the assumption of all existing change in control agreements of American Community employees, except to the extent that any such agreements are amended, modified, or terminated at or prior to the effective time of the merger, entry into a noncompete and settlement agreement with one of American Community's current executive officers, the appointment of certain American Community directors to the board of Yadkin Valley, the appointment of certain American Community directors to the Charlotte regional advisory board of Yadkin Valley Bank, the conversion of outstanding American Community stock options into rights to purchase shares of Yadkin Valley common stock, and insurance coverage and indemnification for American Community's directors and officers, as described below.

         Employee Benefits.    The merger agreement generally provides that Yadkin Valley will furnish to those employees of American Community who become employees of Yadkin Valley or a Yadkin Valley subsidiary after the effective time of the merger benefits on the same basis as it provides coverage to other Yadkin Valley employees, except that any pre-existing condition, eligibility waiting period, or other limitation or exclusion otherwise applicable under such plans to new employees will not apply to a continuing employee or his or her covered dependents who were covered under a similar American Community plan at the effective time of the merger. Yadkin Valley may, however, continue American Community's health and other employee welfare benefit plans for each continuing employee as currently in place for the 2008 year and roll American Community's employees into Yadkin Valley's plans for 2009. For purposes of participation, vesting, and benefit accrual under Yadkin Valley's employee benefit plans, service with American Community prior to the effective time of the merger will be treated as service with Yadkin Valley or its subsidiaries. Yadkin Valley will credit new Yadkin Valley employees for amounts paid under American Community benefit plans for the plan year, including the effective time of the merger, for purposes of applying deductibles, co-payments, and out of pocket maximums under the Yadkin Valley benefit plans.

         Helton Settlement Agreement.    American Community, American Community Bank, and its president, Randy P. Helton, are currently bound by an employment agreement and American Community and Mr. Helton are also currently bound by a supplemental executive retirement plan. Pursuant to the terms of the settlement agreement entered into between American Community, American Community Bank, Yadkin Valley, Yadkin Valley Bank and Mr. Helton, Yadkin Valley or American Community intends to pay to Mr. Helton:

  •
  $928,573 in exchange for termination of the employment agreement. This amount shall not exceed 2.99 times Mr. Helton's "base amount" as defined in Section 280G(b)(3) of the Internal Revenue Code, less the present value of the benefit to Mr. Helton of the acceleration of vesting of his unvested options for shares of American Community's common stock.

  •
  A lump sum cash payment equal to the vested account balance of the supplemental executive retirement plan in exchange for termination of the supplemental retirement plan. The plan assets are invested in marketable securities and thus the amount of the anticipated lump sum cash payment fluctuates with the value of the marketable securities. If the plan was terminated as of September 30, 2008, the lump sum payment to Mr. Helton would be $119,453.

         Helton Noncompete Agreement.    American Community Bank, Yadkin Valley Bank and Randy Helton have entered into a new noncompete agreement that will become effective at the closing of the merger. Under this agreement, for a period of five years after the closing of the merger, Mr. Helton will not, within Gaston, Mecklenburg, Union, and Cabarrus Counties, North Carolina, or Cherokee, York, Chester, and Lancaster Counties, South Carolina, or within a 15-mile radius of any American Community Bank office in existence as of the closing of the merger, be employed by or otherwise participate in the ownership or management of any other bank or similar entity. Mr. Helton will also be prohibited from soliciting employees and customers of Yadkin Valley or Yadkin Valley Bank on behalf of a competing business for a period of five years following the closing of the merger.

        In return for Mr. Helton's promise to comply with the restrictive covenants described above, Yadkin Valley Bank will pay Mr. Helton (i) $16,250 per month for the first 36 months of the noncompete agreement; (ii) $14,165 per month for the next 12 months of the noncompete agreement; and (iii) $10,415 per month for the final 12 months of the noncompete agreement. These amounts shall be payable on a monthly basis on the fifteenth calendar day of each month.

         Change in Control Agreements.    American Community previously entered into change in control severance agreements with four of its employees: Dan R. Ellis, Jr., Stephanie D. Helms, V. Stephen Moss, and William M. DeMarcus. Yadkin Valley will assume all existing change in control agreements of such employees, except to the extent that any such agreements are amended, modified, or terminated at or prior to the effective time of the merger.

        Currently, the agreement with Dan R. Ellis, Jr. entitles Mr. Ellis to receive a lump sum payment from American Community if he is terminated, other than for cause, within 18 months following the Merger (or a change in control, generally), or if Mr. Ellis terminates his employment with American Community, or subsequently Yadkin Valley, voluntarily within 18 months following the Merger due to a reduction of compensation or responsibilities or due to a relocation. If Mr. Ellis is terminated under either condition, under this agreement he is entitled to receive the greater of (i) any severance offered by American Community or Yadkin Valley in connection with the termination, and (ii) a lump sum amount equal to two times Mr. Ellis' average annual salary paid over the past 12 months. Based on Mr. Ellis' 2007 salary, as disclosed in American Community's 2008 proxy statement, this estimated payment amount is calculated to be $280,000.

        Currently, the agreement with Stephanie D. Helms entitles Ms. Helms to receive a lump sum payment from American Community if she is terminated, other than for cause, within 18 months following the Merger (or a change in control, generally), or if Ms. Helms terminates her employment with American Community, or subsequently Yadkin Valley, voluntarily within 18 months following the Merger due to a reduction of compensation or responsibilities or due to a relocation. If Ms. Helms is terminated under either condition, under this agreement she is entitled to receive the greater of (i) any severance offered by American Community or Yadkin Valley in connection with the termination, and (ii) a lump sum amount equal to two times Ms. Helms' average annual salary paid over the past 12 months. Based on Ms. Helms' 2007 salary, as disclosed in American Community's 2008 proxy statement, this estimated payment amount is calculated to be $196,100.

        Currently, the agreement with William M. DeMarcus entitles Mr. DeMarcus to receive a lump sum payment from American Community if he is terminated, other than for cause, within 18 months following the Merger (or a change in control, generally), or if Mr. DeMarcus terminates his employment with American Community, or subsequently Yadkin Valley, voluntarily within 18 months following the Merger due to a reduction of compensation or responsibilities or due to a relocation. If Mr. DeMarcus is terminated under either condition, under this agreement he is entitled to receive the greater of (i) any severance offered by American Community or Yadkin Valley in connection with the termination, and (ii) a lump sum amount equal to Mr. DeMarcus' average annual salary paid over the past 12 months. Based on Mr. DeMarcus' 2007 salary, as disclosed by American Community executive officers to Yadkin Valley, this estimated payment amount is calculated to be $175,000.

        Currently, the agreement with V. Stephen Moss entitles Mr. Moss to receive a lump sum payment from American Community if he is terminated for any reason other than "cause" (as defined in his agreement) within 24 months following the Merger. Additionally, he is entitled to this lump sum payment if he terminates his employment upon the occurrence, within 24 months following the Merger, of any "termination" event, as defined in his agreement as any of the following four events: i) a demotion or reduction in his position, duties, responsibilities, or title at the time of the Merger, ii) a reduction in his annual base salary, iii) current benefits to Mr. Moss are reduced in level. Scope, or coverage or are eliminated unless such reduction or elimination applies proportionately to all salaried employees, or iv) Mr. Moss is transferred to a location which is more than 20 miles from his location prior to the Merger without his express written consent. If Mr. Moss is terminated or terminates his agreement voluntarily under one of the described conditions, he is entitled to receive a lump sum amount equal to one and one half times Mr. Moss' average annual salary paid over the past 12 months. Based on Mr. Moss' 2007 salary, as determined based on his average W-2 income over a five-year period as set forth in the Company's proxy statements, this estimated payment amount is calculated to be $164,100. However, this amount may be capped to his 280G limit.

         Stock Options.    As described above under the caption "Proposal No.1—The Merger—Conversion of Stock; Treatment of Options," each outstanding, whether or not exercisable, option to acquire American Community common stock granted pursuant to certain stock option agreements entered into by American Community and the directors and/or officers of American Community will be converted automatically and 100% vested at the effective time of the merger into rights to purchase Yadkin Valley common stock.

         Insurance and Indemnification.    Yadkin Valley has agreed to provide directors' and officers' insurance coverage for directors and officers of American Community, at Yadkin Valley's election, by purchasing continuation coverage under American Community's current policy for directors and officers for a period of not less than three years after the effective time of the merger. For a period of three years after the merger, Yadkin Valley has also agreed to indemnify the present and former directors, officers, and employees of American Community against all liabilities and damages for all acts or omissions arising out of service for American Community or, at American Community's request, for another entity, occurring at or prior to the merger to the fullest extent permitted under the North Carolina corporate law, Section 402 of the Sarbanes-Oxley Act, the federal securities laws and FDIC Regulations Part 359, the rules and regulations of any other regulatory authority, and by American Community's articles of incorporation and bylaws.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 or otherwise may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Conditions to Consummation

        The obligations of American Community and Yadkin Valley to consummate the merger are subject to the satisfaction or waiver (to the extent permitted) of several conditions, including:

  •
  American Community and Yadkin Valley shareholders must have approved the merger agreement;

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  The required regulatory approvals described under "The Merger—Regulatory Matters" must have been received, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of Yadkin Valley, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had Yadkin Valley known about such condition or requirement, it would not have entered into the merger agreement;

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  Each party must have received all consents (other than those described in the preceding paragraph) required for consummation of the merger and for the prevention of a default under any contract of such party which, if not obtained or made, would reasonably likely have, individually or in the aggregate, a material adverse effect on such party, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of Yadkin Valley, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement such that, had Yadkin Valley known about such condition or requirement, it would not have entered into the merger agreement;

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  No court or regulatory authority may have taken any action which prohibits, restricts, or makes illegal the consummation of the transactions contemplated by the merger agreement;

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  The registration statement registering the shares of Yadkin Valley common stock to be received by American Community shareholders, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC, no stop order suspending the effectiveness of the registration statement may have been issued, no action, suit, proceeding, or investigation by the

    SEC to suspend the effectiveness of the registration statement may have been initiated and be continuing, and all necessary approvals under federal and state securities laws relating to the issuance or trading of the shares of Yadkin Valley common stock issuable pursuant to the merger must have been received;

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  Each party must have received an opinion of Yadkin Valley's legal counsel as to the matters set forth above under "Important Federal Income Tax Consequences;"

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  Each party's representations and warranties must remain accurate, and each party must have performed all of the agreements and covenants to be performed by it pursuant to the merger agreement, and must have delivered certificates confirming satisfaction of the foregoing requirements and certain other matters;

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  Each party must have received legal opinions from counsel for the other party;

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  Neither party shall have experienced a material adverse effect since June 30, 2008;

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  Yadkin Valley must have received from Randy P. Helton executed settlement and noncompete agreements with Yadkin Valley and Yadkin Valley Bank and Trust; and

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  American Community must have paid $95,000 to Randy Helton as reasonable consideration of services rendered, pursuant to the merger agreement.

        No assurances can be provided as to when or if all of the conditions precedent to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, the parties know of no reason to believe that any of the conditions set forth above will not be satisfied.

        The conditions to consummation of the merger may be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of such parties' shareholders.

Representations and Warranties Made by Yadkin Valley and American Community in the Merger Agreement

        Yadkin Valley and American Community have made certain customary representations and warranties to each other in the merger agreement. For information on these representations and warranties, please refer to the merger agreement attached as Appendix A. If either party materially violates any of its representations or warranties and fails to cure such violation, the other party may terminate the merger agreement.

Regulatory Matters

        Yadkin Valley is responsible for filing all applications necessary to obtain any required regulatory approvals of the transactions contemplated by the merger agreement as soon as reasonably practicable after the date thereof.

        Completion of the merger between Yadkin Valley and American Community is subject to the prior receipt of all consents or approvals of, or the provision of notices to, federal and state authorities required to complete the merger. The merger is subject to the prior approval of the Federal Reserve. Yadkin Valley filed the application with the Federal Reserve on October 17, 2008. On December 1, 2008, the Federal Reserve approval was granted. The approval of any application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

        Under the merger agreement, it is contemplated that American Community Bank will be merged with and into Yadkin Valley Bank and Trust Company immediately following the consummation of the merger of American Community into Yadkin Valley. The merger of the banks is subject to the prior approvals of the FDIC and the North Carolina Commissioner of Banks. Yadkin Valley Bank and Trust Company filed the application with the FDIC and the North Carolina Commissioner of Banks on September 30, 2008. On November 19, 2008, the North Carolina Commissioner of Banks approved the merger and the bank merger. As of December     , 2008, the FDIC had not yet granted its approval. FDIC approval or possible approval of the combination: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the shareholders or that the FDIC has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.

Amendment, Waiver, and Termination

        To the extent permitted by law, American Community and Yadkin Valley, with the approval of their respective boards of directors, may amend the merger agreement by written agreement at any time without the approval of American Community shareholders or Yadkin Valley shareholders. However, after the approval of the merger by American Community shareholders, no amendment may decrease or modify the consideration to be received without the further approval of American Community shareholders.

        Prior to or at the effective time of the merger, either American Community or Yadkin Valley may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of an applicable law.

        The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of the boards of directors of American Community and Yadkin Valley. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either American Community or Yadkin Valley if:

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  the other party breaches and does not timely cure any representation or warranty contained in the merger agreement;

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  any consent of any regulatory authority required for consummation of the merger is denied by final nonappealable action of the regulatory authority or if any action taken by the regulatory authority is not appealed within the time limit for appeal; any law or order permanently prohibiting the merger shall have become final and nonappealable; or American Community shareholders or Yadkin Valley shareholders fail to approve the merger agreement at their respective special meetings; or

  •
  the merger has not been consummated by April 30, 2009 and the failure to consummate the merger by that date has not been caused by a breach of the terminating party.

        Yadkin Valley may terminate the merger prior to the approval by the requisite vote of the American Community shareholders if the board of directors of American Community:

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  fails to reaffirm the merger or resolves not to reaffirm the merger;

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  affirms, recommends, or authorizes entry into another acquisition transaction or fails to recommend against acceptance of a tender or exchange offer; or

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  negotiates or authorizes the conduct of negotiations for more than five business days regarding an acquisition proposal.

        American Community can terminate the merger agreement if, after the later of the effective date of the last required regulatory approval or the date on which the American Community shareholders approve the merger (the "determination date"), (x) the average of the closing sale prices of Yadkin Valley common stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the determination date is less than $10.87 per share, and (y) the ratio of the amount calculated in accordance with (x) to $[                        ] is less than 80% of the ratio of the average daily current market price of the SNL Financial, L.C. index during the 20 consecutive full trading days prior to the determination date to [                        ].

        American Community can also terminate the merger agreement if it receives an acquisition proposal from a third party that is superior to Yadkin Valley's proposal and receives legal advice that the board of directors would be in breach of its fiduciary duties if the board of directors did not accept the superior proposal; provided, however, Yadkin Valley would then have the opportunity to match the superior proposal in order to proceed with the merger.

        Yadkin Valley can terminate the merger agreement if American Community's board of directors fails to reaffirm the merger agreement after being requested to do so or if American Community negotiates with a third party regarding another acquisition proposal for at least five business days.

        Yadkin Valley can also terminate the merger agreement if, after the later of the effective date of the last required regulatory approval or the determination date, (x) the average of the closing sale prices of Yadkin Valley common stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the determination date is more than $18.12 per share, and (y) the ratio of the amount calculated in accordance with (x) to $ [                        ] is more than 120% of the ratio of the average daily current market price of the SNL Financial, L.C. index during the 20 consecutive full trading days prior to the determination date to [                        ].

        If Yadkin Valley terminates for one of the foregoing reasons, or if American Community terminates because of a superior proposal, American Community must pay Yadkin Valley $4,000,000 if within 12 months of termination another acquisition transaction is announced with respect to American Community or American Community has entered into another acquisition agreement.

Conduct of Business Pending the Merger

        Under the merger agreement, both parties have agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of the other party, to:

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  operate its business only in the usual, regular, and ordinary course;

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  use commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights and franchises;

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  use commercially reasonable efforts to cause its representations and warranties to be correct at all times; and

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  take no action which would (1) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction which, in the reasonable judgment of the board of directors of Yadkin Valley, would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement such that, had Yadkin Valley known of such condition or requirement, it would not have entered into the merger agreement, or (2) adversely affect in any material respect the ability of either party to perform its covenants and agreements under the merger agreement.

        In addition, American Community has agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of Yadkin Valley, to:

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  use its best efforts to provide all information requested by Yadkin Valley related to loans or other transactions made by American Community with a value equal to or exceeding $500,000;

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  consult with Yadkin Valley prior to entering into or making any loans or other transactions with a value equal to or exceeding $1,000,000; and

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  consult with Yadkin Valley prior to entering into or making any loans that exceed regulatory loan to value guidelines.

        In addition, American Community has agreed in the merger agreement not to take certain actions relating to the operation of its business pending consummation of the merger without the prior consent of Yadkin Valley. Such actions include, among others:

  •
  amending the articles of incorporation, bylaws, or other governing corporate instruments;

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  becoming responsible for any obligation for borrowed money in excess of an aggregate of $250,000, except in the ordinary course of business consistent with past practices, or allowing the imposition of a lien on any asset;

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  repurchasing, redeeming, or otherwise acquiring or exchanging (other than exchanges in the ordinary course under employee benefit plans) any shares (or securities convertible into any shares) of capital stock or paying any dividend on common stock, other than (1) a quarterly cash dividend of no more than $0.05 per share of common stock consistent with past practice and (2) dividends from wholly owned subsidiaries to American Community;

  •
  issuing, selling, pledging, encumbering, authorizing the issuance of, entering into any contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of American Community common stock, any other capital stock of any American Community entity, or any right, except pursuant to the exercise of American Community options outstanding as of September 9, 2008;

  •
  adjusting, combining or reclassifying any capital stock or issuing or authorizing the issuance of any other securities in respect of, or in substitution for, shares of common stock, or otherwise disposing of any shares or assets other than in the ordinary course for reasonable and adequate consideration;

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  purchasing any securities or making any material investments in any person or otherwise acquiring direct or indirect control over any person other than in connection with foreclosures of loans in the ordinary course of business;

  •
  granting any bonus or increase in compensation or benefits to employees or officers (except in accordance with past practice and as previously disclosed, or as required by law), committing or agreeing to pay any severance or termination pay, or any stay or other bonus to any director, officer, or employee, entering into or amending any severance agreements, changing any fees or other compensation or other benefits to directors or waiving any stock repurchase rights, accelerating, amending, or changing the exercisability period of any right or repricing options or warrants;

  •
  except as contemplated by the merger agreement, entering into or amending (unless required by law) any employment contract that does not have the unconditional right to terminate without certain liability;

  •
  subject to certain exceptions, adopting any new employee benefit plan or materially changing any existing plan or program;

  •
  making any significant change in tax or accounting methods, except for any change required by law or generally accepted accounting principles;

  •
  commencing any litigation other than in accordance with past practice or settling any litigation for money damages or restrictions on operations;

  •
  except in the ordinary course of business, entering into, modifying, amending, or terminating any material contracts or waiving, releasing, or assigning any material rights or claims, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum, subject to certain exceptions;

  •
  except in the ordinary course of business consistent with past practice, making, renegotiating, renewing, increasing or extending any loan or credit to any borrower or making any commitment in respect of the foregoing;

  •
  except consistent with past practice, waiving, releasing, compromising, or assigning any material rights or claims or making any adverse changes in the mix, rates, terms, or maturities of its deposits or other liabilities;

  •
  making or increasing any loans or other extensions of credit or the commitment to do so to any director or executive officer of American Community or any entity controlled by a director or executive officer except for loans or extensions of credit made on terms generally available to the public;

  •
  restructuring or materially changing its investment securities portfolio or its interest rate risk position through purchases, sales or otherwise;

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  making any capital expenditures in excess of $25,000 subject to certain exceptions;

  •
  except for the completion of branches or offices in process, including American Community's proposed branch in Rock Hill, South Carolina, establishing or committing to establish any new branch or office facility or filing any application to relocate or terminate the operation of any banking office unless otherwise requested by Yadkin Valley;

  •
  taking any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time;

  •
  implementing or adopting any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

  •
  knowingly taking any action that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

  •
  causing or permitting the allowance for loan losses to be less than 1.50% of total loans; or

  •
  taking any action or failing to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the Merger.

        In addition, American Community has agreed that neither it, nor its affiliates or representatives, will solicit an acquisition proposal (generally, a tender offer or proposal for a merger, asset acquisition, or other business combination), other than the transactions contemplated by the merger agreement. Pursuant to the merger agreement, except to the extent necessary to comply with the fiduciary duties of their board of directors, neither American Community, nor any affiliate or representative of such party, will furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. However, American Community may communicate information about an acquisition proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. In the merger agreement, American Community also agreed to terminate any negotiations conducted prior to the date of the merger agreement with any other parties with respect to any of the foregoing and agreed to use its reasonable efforts to cause its representatives to comply with any of the foregoing.

Expenses and Fees

        The merger agreement provides that each party will be responsible for its own direct costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated by the merger agreement, including filing, registrations and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

        The merger agreement provides for the payment of a $4,000,000 termination fee to Yadkin Valley, if either party terminates the merger agreement because (A) the American Community board of directors withdraws, qualifies, or modifies its recommendation or approval of the merger agreement and (B) within 12 months of such termination, an acquisition transaction is either announced or entered into with respect to American Community or any American Community entity.

        If American Community fails to pay promptly Yadkin Valley under the above described circumstances, American Community shall also pay Yadkin Valley its reasonable costs and expenses (including reasonable attorneys' fees) in connection with collecting such a fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under the merger agreement until the date of payment.

Accounting Treatment

        Yadkin Valley will use the acquisition method of accounting for the merger, in accordance with the provisions of Statement of Financial Accounting Standard No. 141 (Revised) Business Combinations, which Yadkin Valley will adopt effective January 1, 2009. As of the date of the merger, American Community's assets and liabilities will be recorded at their respective estimated fair values. To the extent that the purchase price exceeds the estimated fair value of the net assets acquired, Yadkin Valley will allocate the excess purchase price to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Core deposit and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives.

        Prior to the adoption of SFAS 141(R), the loan portfolio of the acquired entity was valued excluding the effects of credit losses, and the allowance for loan losses of the acquired entity was carried over by the acquiring company. As a result of SFAS 141(R), the fair value estimate of a loan will include the effects of uncertainty about the collectibility of future cash flows, and Yadkin Valley will not carry over the allowance for loan losses of American Community.

        The financial statements of Yadkin Valley issued after the merger will reflect the results attributable to the acquired operations of American Community beginning on the date the merger is completed. The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. See "Unaudited Pro Forma Financial Data" beginning on page 12 of this document.

 DESCRIPTION OF YADKIN VALLEY CAPITAL STOCK

General

        As of September 30, 2008 there were 11,533,299 shares of Yadkin Valley common stock issued and outstanding, 482,165 shares were reserved for issuance pursuant to outstanding options, or options available for future issuance, and no shares of Yadkin Valley preferred stock were issued and outstanding. Following reorganization as a holding company on July 1, 2006, the board of directors of Yadkin Valley approved stock repurchases of up to 100,000 shares. Share repurchases under the 2006 plan were ended in June 2007 when the limit was reached. The average price of all 2006 plan repurchases was $17.42 per share. On May 24, 2007, the board of directors approved another plan to repurchase up to 100,000 shares, and Yadkin Valley did not purchase any shares during the first two quarters of 2008. Under the 2007 plan, Yadkin Valley has repurchased a total of 71,281 shares at an average price of $17.10 per share. There are 28,719 shares available to purchase under the 2007 plan at September 30, 2008.

        In the future, the authorized but unissued and unreserved shares of Yadkin Valley common stock will be available for issuance for general purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. Except as may be required to approve a merger or other transaction in which the additional authorized shares of Yadkin Valley common stock would be issued, no shareholder approval will be required for the issuance of those shares. See section entitled "Comparative Rights of Yadkin Valley and American Community Shareholders" for a discussion of the rights of the holders of Yadkin Valley common stock as compared to the holders of American Community common stock.

Common Stock

         General.    Each share of Yadkin Valley common stock has the same relative rights as, and is identical in all respects to, each other share of Yadkin Valley common stock.

         Dividend Rights.    The holders of common stock of Yadkin Valley are entitled to receive and share equally in any dividends as may be declared by the board of directors of Yadkin Valley out of funds legally available for the payment of dividends. The payment of dividends by Yadkin Valley is subject to limitations imposed by law and applicable regulations. The Federal Reserve Board generally prohibits bank holding companies from paying dividends except out of operating earnings and unless the prospective rate of earnings retention appears consistent with the holding company's capital needs, asset quality, and overall financial condition. Notwithstanding the above, as a holding company that does not, as an entity, currently engage in separate business activities of a material nature, the ability of Yadkin Valley to pay dividends to the holders of shares of Yadkin Valley common stock will be completely dependent upon the amount of cash dividends its subsidiary, Yadkin Valley Bank, is permitted to pay to Yadkin Valley and management fees paid by its subsidiary to Yadkin Valley. Under state and federal law, no cash dividend may be paid by Yadkin Valley Bank to Yadkin Valley if Yadkin Valley Bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by the bank if it is in default of any deposit insurance assessment due to the FDIC. Yadkin Valley must pay its operating expenses from funds received from Yadkin Valley Bank. Therefore, shareholders may receive cash dividends from Yadkin Valley only to the extent that funds are available after payment of operating expenses. In addition, the Federal Reserve Board generally prohibits bank holding companies from paying cash dividends except out of operating earnings, provided that the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a North Carolina corporation, Yadkin Valley's payment of cash dividends is also subject to the restrictions under the North Carolina Business Corporation Act. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after paying such a cash dividend or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights.

         Voting Rights.    Each share of Yadkin Valley common stock will entitle the holder thereof to one vote on all matters upon which shareholders have the right to vote. Currently, the board of directors of Yadkin Valley is comprised of 14 directors. Following the consummation of the merger, the board will be increased to 19 directors, including five individuals, one of whom shall be Randy P. Helton, who were directors of American Community immediately prior to the consummation of the merger. Shareholders of Yadkin Valley are not entitled to cumulate their votes for the election of directors.

         Liquidation Rights.    In the event of any liquidation, dissolution, or winding up of Yadkin Valley, the holders of shares of Yadkin Valley common stock will be entitled to receive, after payment of all debts and liabilities of Yadkin Valley, all remaining assets of Yadkin Valley available for distribution in cash or in kind. If Yadkin Valley issued preferred stock, the holders of preferred stock may have priority over the holders of common stock in the event of liquidation or dissolution.

         No Preemptive Rights; Redemption and Assessment.    Holders of shares of Yadkin Valley common stock are not entitled to preemptive rights with respect to any shares that may be issued. Yadkin Valley common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and non-assessable.

Preferred Stock

        Yadkin Valley may issue preferred stock with such designations, powers, preferences, and rights as Yadkin Valley's board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation, and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. None of the shares of the authorized preferred stock will be issued as part of the merger. Yadkin Valley has applied for participation in the Treasury's Capital Purchase Program under the TARP, and if they are accepted, then Yadkin Valley will issued preferred shares in connection with its participation under that program.

Certain Articles and Bylaw Provisions Having Potential Anti-Takeover Effects

        Yadkin Valley's articles of incorporation and bylaws contain provisions that could make an acquisition of Yadkin Valley by means of a tender offer, proxy contest, or otherwise more difficult. Certain provisions will also render the removal of the incumbent board of directors or management of Yadkin Valley more difficult. These provisions may have the effect of deterring or defeating a future takeover attempt that is not approved by Yadkin Valley's board of directors, but which Yadkin Valley shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. See "Comparative Rights of Yadkin Valley and American Community Shareholders" below for more information. This description is only a summary and does not provide all of the information contained in Yadkin Valley's articles of incorporation and bylaws. See "Additional Information" as to where to obtain a copy of these documents.

Transfer Agent and Registrar

        The transfer agent and registrar for Yadkin Valley's common stock is First Citizens Bank.

Information about Surviving Company's Directors

        Yadkin Valley and Yadkin Valley Bank will maintain the same management and directors whose biographical and financial information is included in this document-See "Information about Yadkin Valley Financial Corporation" beginning on page 98, except for the addition of five directors from American Community's board of directors, one of whom shall be Randy P. Helton.

 COMPARATIVE RIGHTS OF YADKIN VALLEY AND AMERICAN COMMUNITY SHAREHOLDERS

General

        Yadkin Valley and American Community are both incorporated under North Carolina law. Any differences, therefore, in the rights of holders of Yadkin Valley common stock and American Community common stock arise primarily from differences in their respective articles of incorporation and bylaws. Upon completion of the merger, the Yadkin Valley articles and Yadkin Valley bylaws in effect immediately prior to the completion of the merger, as amended, and as discussed in this document, will be the articles and bylaws of the combined company. Consequently, after the completion of the merger, the rights of former American Community shareholders will be determined by reference to the articles and bylaws of the combined company.

        The following is a summary of the material differences between the rights of holders of Yadkin Valley common stock and the rights of holders of American Community common stock. This summary does not purport to be a complete description of the differences between the rights of Yadkin Valley shareholders and American Community shareholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. These differences may be determined in full by reference to the Yadkin Valley articles of incorporation, the American Community articles of incorporation, the Yadkin Valley bylaws, and the American Community bylaws. You can obtain copies of these governing documents, without charge, by contacting either Yadkin Valley or American Community, as applicable.

Authorized Capital Stock

  American Community

        American Community is authorized to issue 25,000,000 shares of common stock, par value $1.00 per share, of which 6,754,600 shares were issued and outstanding as of September 30, 2008, and, assuming that all of the issued and outstanding American Community options had been exercised, not more than an additional 465,577 shares, with a per share weighted average exercise price of $7.08, would be issued and outstanding of the date of this proxy statement/prospectus, and 1,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. All of the issued and outstanding shares of capital stock of American Community are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of the American Community have been issued in violation of any preemptive rights of the current or past shareholders of the American Community.

  Yadkin Valley

        Yadkin Valley is authorized to issue 20,000,000 shares of common stock, par value $1.00 per share, of which 11,533,299 shares were issued and outstanding as of September 30, 2008, and of which 482,165 shares are reserved for issuance pursuant to outstanding Yadkin Valley options, and 1,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. Yadkin Valley's shareholders do not have preemptive rights. Yadkin Valley's shares of common stock are not assessable.

Size of Board of Directors

  American Community

        American Community's bylaws provide that the board must consist of not less than eight directors and no more than 20, with the exact number fixed by the board of directors. The American Community board of directors currently has 13 members.

  Yadkin Valley

        Yadkin Valley's bylaws provide that the board must consist of not less than five directors and no more than 15 directors, with the exact number fixed by the board of directors. Yadkin Valley's board of directors is currently comprised of 14 persons. Yadkin Valley amended its bylaws to increase the maximum number of directors to 25.

Classification of Directors

  American Community

        If there are less than nine directors serving on the board, all directors serve a one-year term. If there are nine or more directors serving on the board, then American Community's bylaws divide the board of directors into three classes of directors, with each class being as nearly equal in number as possible and with each class being elected to a staggered three-year term.

  Yadkin Valley

        Yadkin Valley does not have a staggered board of directors. All directors serve a one-year term, and are generally eligible for nomination re-election at each annual meeting of its shareholders.

Election of Directors

  American Community

        American Community's bylaws provide that the directors shall be elected at the annual meeting of the shareholders where a quorum is present with those persons receiving the highest number of votes deemed to have been elected.

  Yadkin Valley

        Yadkin Valley's bylaws also provide that the directors shall be elected at the annual meeting of the shareholders where a quorum is present, with the persons receiving the highest number of votes to be the elected directors.

Removal of Directors

  American Community

        American Community's articles of incorporation provide that a director may only be removed from office for "cause" by a majority vote of the shareholders entitled to vote at a special or annual meeting. "Cause" shall be defined as (i) the criminal prosecution and conviction during the course of the director's service as a director of American Community of an act of fraud, embezzlement, theft or personal dishonesty (excepting minor traffic and similar violations in the nature of a misdemeanor under North Carolina law); (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust; or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors, under any of the corporation's fidelity bonds or insurance policies covering its directors, officers or employees.

  Yadkin Valley

        Yadkin Valley's bylaws provide that any director may be removed from office at any time with or without cause by a vote of shareholders whenever the number of votes cast in favor of removal of the director exceeds the number of votes cast against such removal.

Filling Vacancies on the Board of Directors

  American Community

        American Community's bylaws provide if a vacancy occurs in the board for any reason, including without limitation a vacancy resulting from an increase in the number of directors, it may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum or by the sole remaining director. Any vacancy not filled by the directors may be filled by the shareholders at a special meeting. The term of a director elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

  Yadkin Valley

        Yadkin Valley's bylaws provide that a vacancy in the board created by an increase in the authorized number of directors shall be filled for an unexpired term by a majority vote of the remaining directors. Such appointed directors shall have their terms extended only by election at an annual meeting of shareholders or at a special meeting of shareholders called for that purpose. Any vacancy in the board created other than by an increase in the authorized number of directors may be filled by a majority of the remaining directors, even though less than a quorum, or by the sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the directors. In the event of the resignation of a director to take effect at a future date either the board or the shareholders, at any time after tender of such resignation, may elect a successor to such director to take office as of the effective date of such resignation. Any director elected to fill a vacancy shall be elected for the unexpired term of his predecessor.

Nomination of Director Candidates

  American Community

        American Community's bylaws provide that the board of directors, or a committee thereof, and any shareholder of common stock entitled to vote at that meeting for the election of shareholders shall make nominations for election to the board. Any entitled shareholder must submit his nomination to the board no less than 120 days prior to the meeting of shareholders.

  Yadkin Valley

        Yadkin Valley's bylaws provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the secretary of Yadkin Valley not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting, except that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by any shareholder must also be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Shareholder Action Without Meeting

  American Community

        Under the North Carolina Business Corporation Act, any action required or permitted to be taken by shareholders at a meeting may be taken without a meeting if a written consent describing the action to be taken is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

  Yadkin Valley

        Yadkin Valley's organizational documents do not alter the default rules under the North Carolina Business Corporation Act, so shareholder action without a meeting would require the written consent of all of the shareholders entitled to vote with respect to the subject matter thereof.

Calling Meetings of Shareholders

  American Community

        American Community's bylaws provide that special meetings of shareholders may be called at any time for any purpose by the president or by the board of directors.

  Yadkin Valley

        Yadkin Valley's bylaws provide that special meetings of shareholders may be called at any time for any purpose by the chairman of the board, the president, the secretary, or the board of directors.

Indemnification of Directors, Executive Officers, and Employees

  American Community

        American Community's bylaws provide that American Community shall indemnify any person who at any time serves or served as a director, officer, agent or employee of the corporation, or in such capacity at the request of the corporation for any other corporation or entity, shall have a right to be indemnified by the corporation to the fullest extent permitted by law against (a) reasonable expenses actually incurred by him in connection with any threatened, pending or completed action, suit or proceeding seeking to hold him liable by reason of the fact that he is or was acting in such capacity, and (b) reasonable payments made by him in satisfaction of any judgment, money decree, fine, penalty or settlement for which he may have become liable in any such action suit or proceeding.

  Yadkin Valley

        Yadkin Valley's bylaws provide that Yadkin Valley shall indemnify, to the fullest extent provided by law, all directors, officers, employees, agents of the corporation and any person who, at the corporation's request, is or was serving as director, officer, partner, trustee, employee or agent of another corporation, against liability and expenses in any proceeding arising out of their status or activities in any of the foregoing capacities except when the party's activities were at the time of action known or believed by such party to be clearly in conflict with the best interests of Yadkin Valley.

Limitation of Liability for Directors

  American Community

        American Community's articles of incorporation provide that a director's liability is eliminated or limited to the fullest extent permitted by North Carolina corporate law.

  Yadkin Valley

        Yadkin Valley's articles of incorporation provide that a director's liability is eliminated or limited to the fullest extent permitted by North Carolina corporate law.

Amendment to Articles of Incorporation

  American Community

        North Carolina law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the shareholders, and the amendment receives the requisite shareholder approval. Unless a corporation's articles of incorporation or bylaws approved by the shareholders provide otherwise, amendments must be approved by a majority of all votes entitled to be cast on the matter, and, if applicable, a majority of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment and a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights. American Community's articles and bylaws do not alter the default provisions of North Carolina law.

  Yadkin Valley

        North Carolina law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the shareholders, and the amendment receives the requisite shareholder approval. Unless a corporation's articles of incorporation or bylaws approved by the shareholders provide otherwise, amendments must be approved by a majority of all votes entitled to be cast on the matter, and, if applicable, a majority of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment and a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights. Yadkin Valley's articles and bylaws do not alter the default provisions of North Carolina law.

Amendment to Bylaws

  American Community

        American Community's bylaws provide that the board of directors may amend the bylaws by vote, except to the extent otherwise provided by law or the articles of incorporation. No bylaw adopted or amended by the shareholders shall be readopted, amended, or repealed by the board of directors unless specifically authorized by the articles of incorporation or a bylaw adopted by the shareholders to do so. Shareholders may amend the bylaws even though the bylaws also may be amended or repealed by the board of directors.

  Yadkin Valley

        According to Yadkin Valley's bylaws, the board of directors may amend the bylaws upon the affirmative vote of a majority of directors at any regular or special board meeting. Shareholders may amend the bylaws at any annual meeting or at a special meeting called for such purpose, and bylaws adopted by the directors may be altered or repealed by the shareholders. No bylaw adopted or amended by the shareholders can be altered or repealed by the board, unless specific authority to do so has been provided by the shareholders.

Shareholder Vote on Fundamental Issues

  American Community

        American Community's articles of incorporation provide that any fundamental issue, including a plan of merger, must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote, provided the majority of the board of directors approved the transaction. If the board does not approve, then American Community's articles of incorporation require at least three-fourths of the outstanding shares for approval.

  Yadkin Valley

        Under North Carolina corporate law, a plan of merger must generally be approved by the affirmative vote of the holders of a majority of the votes entitled to be cast on the plan regardless of the class or voting group to which the shares belong, and a majority of the votes entitled to be cast on the plan within each voting group entitled to vote as a separate voting group on the plan. A corporation's articles of incorporation may require a higher vote for approval. Yadkin Valley's articles of incorporation do not alter the default rules of North Carolina corporate law.

        To authorize the sale, lease, exchange, or other disposition of all or substantially all of the property of a corporation, other than in the usual and regular course of business, or to voluntarily dissolve the corporation, North Carolina law requires the affirmative vote of a majority of all the votes entitled to be cast on the transaction. A corporation's articles of incorporation may require a higher vote for approval. Yadkin Valley's articles of incorporation do not alter the default rules of North Carolina law.

Control Share Acquisition Provisions

  American Community

        North Carolina law contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a North Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

        The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement "with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders.

        Neither American Community's bylaws nor its articles of incorporation alter the default rules of North Carolina law.

  Yadkin Valley

        Yadkin Valley has specifically opted out of coverage of the control share acquisition provisions of North Carolina law.

Shareholder Protection Statute

  American Community

        American Community has not opted out of the North Carolina Shareholder Protection Act, and therefore it continues to apply. However, the requirements of the North Carolina Shareholder Protection Act do not apply with respect to the merger.

  Yadkin Valley

        The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements; the statute allows corporations to opt-out in their bylaws, if they prefer. Yadkin Valley has not opted out of the North Carolina Shareholder Protection Act. However, the requirements of the North Carolina Shareholder Protection Act do not apply with respect to the merger.

 PROPOSAL NO. 2—AUTHORIZATION TO ADJOURN

        At each special shareholders' meeting, American Community and Yadkin Valley shareholders are being asked to consider and vote on a proposal to authorize management to adjourn the meeting to allow time for further solicitation of proxies if there are insufficient votes present at the meeting, in person or by proxy, to approve the merger.

        American Community's and Yadkin Valley's boards of directors recommend that American Community and Yadkin Valley shareholders, respectively, vote "FOR" the proposal to authorize management to adjourn the special shareholders' meeting to allow time for the further solicitation of proxies to approve the merger agreement.

        If the merger is approved by the shareholders, American Community does not intend to hold an annual meeting of shareholders in 2009. However, if the merger is not approved by the shareholders or is not completed, American Community will hold an annual meeting as soon as it may conveniently do so. As soon as a date for such meeting is set, American Community will notify shareholders of the meeting date and the dates by which any shareholder proposals must be received for inclusion, if otherwise appropriate, in American Community's proxy statement and form of proxy relating to that meeting and determining whether proxies solicited by management of American Community may be voted on any shareholder proposal in the discretion of the designated proxy agents.

 INFORMATION ABOUT YADKIN VALLEY

        In this section, Yadkin Valley is referred to as the "Company", "Yadkin", "we" and "our" and Yadkin Valley Bank is referred to as the "Bank".

Business

         Corporate history and address.    Yadkin is a bank holding company incorporated under the laws of North Carolina to serve as the holding company for the Bank, a North Carolina chartered commercial bank with its deposits insured by the FDIC up to applicable limits. The Bank is not a member of the Federal Reserve. The Bank began operations in 1968. Effective July 1, 2006, the Bank was reorganized and the Bank became the Company's wholly owned subsidiary.

        On July 31, 2002, the Bank acquired Main Street BankShares, Inc. and its subsidiary, Piedmont Bank, of Statesville, North Carolina and continues to operate the former Piedmont Bank offices under the assumed name "Piedmont Bank, a division of Yadkin Valley Bank and Trust Company." On January 1, 2004, the bank acquired High Country Financial Corporation, and its subsidiary, High Country Bank, of Boone, North Carolina and continues to operate the former High Country Bank offices in Watauga County, North Carolina, under the assumed name "High Country Bank, a division of Yadkin Valley Bank and Trust Company." On October 1, 2004 the Bank acquired Sidus Financial, LLC ("Sidus"), a mortgage lender that continues to operate as a wholly owned subsidiary. The Bank acquired Cardinal State Bank, of Durham, North Carolina, ("Cardinal") effective March 31, 2008 and continues to operate the former Cardinal State Bank offices in Durham and Orange Counties, North Carolina, under the assumed name "Cardinal State Bank, a division of Yadkin Valley Bank and Trust Company." We operate in the central Piedmont and the northwestern region of North Carolina. Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "YAVY."

        On November 1, 2007, the Company established a Delaware trust subsidiary, Yadkin Valley Statutory Trust I, which completed the sale of $25,000,000 of trust preferred securities. The trust issued the trust preferred securities at a rate equal to the three-month LIBOR rate plus 1.32%. The trust preferred securities mature in 30 years, and can be called by the trust without penalty after five years. Yadkin Valley Statutory Trust I used the proceeds from the sale of the securities to purchase the Company's junior subordinated deferrable interest notes due 2037. The net proceeds from the offering were used by the Company in connection with the acquisition of Cardinal State Bank and for general corporate purposes.

        The debenture was issued pursuant to a Junior Subordinated Deferrable Interest Debenture between the Company and Wilmington Trust Company dated November 1, 2007, which has been previously filed with the SEC. The terms of the debenture are substantially the same as the terms of the trust preferred securities. Interest payments by the Company will be used by the trust to pay the quarterly distributions to the holders of the trust preferred securities. The indenture permits the Company to redeem the debenture after five years.

        The terms of the trust preferred securities are governed by an Amended and Restated Declaration of Trust, dated November 1, 2007, between the Company, as sponsor, Wilmington Trust Company, as institutional trustee, Wilmington Trust Company, as Delaware trustee, and the administrators named therein, a copy of which has been previously filed with the SEC.

        Pursuant to a guarantee agreement dated November 1, 2007, between the Company and Wilmington Trust Company, the Company has guaranteed the payment of distributions and payments on liquidation or redemption of the trust preferred securities. The obligations of the Company under the guarantee agreement, a copy of which has been filed with the SEC, are subordinate to all of the Company's senior debt.

        The Company's principal executive offices are located at 209 North Bridge Street, Elkin, North Carolina 28621, and the telephone number is (336) 526-6300. Our periodic securities reports on Forms 10-Q and 10-K are available on our website at www.yadkinvalleybank.com.

         Business.    The Bank's operations are primarily retail oriented and directed toward individuals and small and medium-sized businesses located in our banking market and, to a lesser extent, areas surrounding our immediate banking market. We provide most traditional commercial and consumer banking services, but our principal activities are the taking of demand and time deposits and the making of consumer and commercial loans. The Bank's primary source of revenue is the interest income derived from its lending activities.

        At December 31, 2007, we had total assets of $1.2 billion, net loans held for investment of $886.3 million, deposits of $963.4 million, and shareholders' equity of $133.3 million. We had net income of $14.7 million and $13.8 million and diluted earnings per share of $1.37 and $1.28 for the years ended December 31, 2007 and 2006, respectively. We had net income of $11.2 million and diluted earnings per share of $1.03 for the year ended December 31, 2005.

         Business Offices.    Yadkin is headquartered in Elkin, North Carolina, and operates 24 full-service banking offices, including the newest location in Pfafftown, which opened in April 2007. We operate the offices in Jefferson and West Jefferson (Ashe County), Wilkesboro and North Wilkesboro (Wilkes County), Elkin (Surry County), and East Bend, Jonesville and Yadkinville (Yadkin County), and Pfafftown (Forsyth County) under the Yadkin name. The Bank has a loan production office in Wilmington, North Carolina (New Hanover County) operating under the Yadkin name. The offices in Statesville and Mooresville (Iredell County), and Cornelius and Huntersville (Mecklenburg County) are operated under the Piedmont Bank assumed name. The offices in Boone (Watauga County) and Linville (Avery County) are operated under the High Country Bank assumed name. Following the acquisition of Cardinal State Bank, we operate three offices in Durham (Durham County) and one office in Hillsborough (Orange County) under the Cardinal State Bank assumed name.

         Banking Market.    The Bank's current banking market consists of the central piedmont counties (July 2006 population) of Mecklenburg (827,000) and Iredell (145,000), and the northwestern counties of Ashe (26,000), Avery (18,000), Forsyth (332,000), Surry (73,000), Watauga (43,000), Wilkes (67,000) and Yadkin (38,000) in North Carolina and, to a lesser extent, the surrounding areas (the "Yadkin Market"). The Yadkin Market is located along Interstate 77 north of the Charlotte metropolitan area, and west of the "Piedmont Triad" area of North Carolina to the northwestern border with Virginia and Tennessee. The acquisition of Cardinal State Bank added Orange and Durham Counties along Interstates 40 and 85 in the "Triangle" area of central North Carolina to our market area.

        Yadkin's market area is well diversified and strong. The nine counties in which our branches are located had an estimated 2006 population of almost 1.57 million people. Median family income in 2005 for these counties ranged from a low of $32,000 in mostly rural Ashe County to a high of over $50,000 in urban Mecklenburg County. Approximately 98% of the work force is employed in nonagricultural wage and salary positions. Government employs approximately 12% of the work force. The major non-governmental employment sectors were retail trade (12%), health and social assistance (11%), manufacturing (11%), accommodation and food services (10%), construction services (7%) and administrative and waste services (8%). The recent acquisition of Cardinal State Bank added urban Orange and Durham Counties with a combined 2006 population of 370,000 and an average 2005 median family income of over $45,500. (Source-NC Dept of Commerce).

         Competition.    Commercial banking in North Carolina is extremely competitive due to early adoption of state laws that allow statewide branching. North Carolina is the home of two of the ten largest commercial banks in the United States, each of which has branches located in the Yadkin

Market. The following table summarizes Yadkin's share of the deposit market in each of the nine counties.

County	Total Number of Branches	Yadkin Valley Bank Branches	Total Amount of Deposits (000's)	Yadkin Valley Bank Deposits (000's)	Yadkin Valley Bank % of Market Deposits
Ashe	13	3	$549,917	$164,479	30%
Avery	9	1	$243,925	$6,146	3%
Forsyth	105	1	$14,299,900	$2,992	<1%
Iredell	51	6	$2,123,013	$250,830	12%
Mecklenburg	231	2	$90,353,028	$53,319	<1%
Surry	28	2	$1,206,527	$98,414	8%
Watauga	20	4	$868,344	$131,254	15%
Wilkes	19	2	$788,368	$100,923	13%
Yadkin	11	3	$446,731	$134,547	30%

        The new market area represented by Cardinal State Bank also has significant competition for deposits. As of June 30, 2007, there were 68 branches in Durham County operated by 12 commercial banks, including Cardinal State Bank, and three savings institutions, holding approximately $3.82 billion in deposits. On that date, there were 34 branches in Orange County operated by nine commercial banks, including Cardinal State Bank, and one savings institution, holding approximately $1.77 billion in deposits.

        Many of these competing banks have capital resources and legal lending limits substantially in excess of those available to us. Thus we have significant competition in our market for deposits from other depository institutions.

        The Bank also competes for deposits in the Yadkin Market with other financial institutions such as credit unions, consumer finance companies, insurance companies, brokerage companies, agencies issuing United States government securities and other financial institutions with varying degrees of regulatory restrictions. In its lending activities, Yadkin competes with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders. Credit unions have been permitted to expand their membership criteria and expand their loan services to include such traditional bank services as commercial lending. We expect competition in the Yadkin Market to continue to be significant.

        We believe we have sufficient capital to support our operations for the foreseeable future. We intend to continue to serve the financial needs of consumers and small-to-medium size businesses located primarily in the Yadkin Market. Our lending efforts will be focused on making quality consumer loans, commercial loans to small to medium sized businesses, and home equity loans. While our deposits and loans are derived primarily from customers in our banking market, we make loans and have deposit relationships with individual and business customers in areas surrounding our immediate banking market. We offer a full range of deposit products to include checking and savings accounts, money market accounts, certificates of deposit and individual retirement accounts. We rely on offering competitive interest rates and unmatched customer service to accomplish our deposit objectives.

        The Bank strives to offer its products and services in the manner that meets its customers' expectations. For those customers who prefer to do their banking in a hands-on, face-to-face manner, the Bank offers exceptional personal service. Customers who want to do their banking when and where they choose are able to utilize automated teller machines, credit and debit card programs, and a full range of internet-based banking options.

         Supervision and Regulation.    Banking is a complex, highly regulated industry. The primary goals of banking regulations are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of these goals, Congress and the North Carolina General Assembly have created largely autonomous regulatory agencies and enacted numerous laws that govern banks, their holding companies and the banking industry. The descriptions of and references to the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

  Yadkin Valley Financial Corporation

        As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, Yadkin is subject to regulation by the Federal Reserve. Yadkin is required to file annual and other reports with, and furnish information to, the Federal Reserve. The Federal Reserve conducts periodic examinations of Yadkin and may examine any of its subsidiaries, including the Bank.

        The Bank Holding Company Act provides that a bank holding company must obtain the prior approval of the Federal Reserve for the acquisition of more than five percent of the voting stock or substantially all the assets of any bank or bank holding company. In addition, the Bank Holding Company Act restricts the extension of credit to any bank holding company by its subsidiary bank. The Bank Holding Company Act also provides that, with certain exceptions, a bank holding company may not engage in any activities other than those of banking or managing or controlling banks and other authorized subsidiaries or own or control more than five percent of the voting shares of any company that is not a bank. The Federal Reserve has deemed limited activities to be closely related to banking and therefore permissible for a bank holding company.

        The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 significantly expanded the types of activities in which a bank holding company may engage. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a "financial holding company." A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are "financial in nature." Among the activities that are deemed "financial in nature" are, in addition to traditional lending activities, securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities as well as activities that the Federal Reserve considers to be closely related to banking.

        A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is "well-capitalized" under the Federal Deposit Insurance Corporation Improvement Act prompt corrective action provisions, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities.

        Under the Modernization Act, the Federal Reserve serves as the primary "umbrella" regulator of financial holding companies, with supervisory authority over each parent company and limited authority over its subsidiaries. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. The Modernization Act also imposes additional restrictions and heightened disclosure requirements regarding private information collected by financial institutions.

         Enforcement Authority.    Yadkin will be required to obtain the approval of the Federal Reserve prior to engaging in or, with certain exceptions, acquiring control of more than 5% of the voting shares of a company engaged in, any new activity. Prior to granting such approval, the Federal Reserve must weigh the expected benefits of any such new activity to the public (such as greater convenience, increased competition, or gains in efficiency) against the risk of possible adverse effects of such activity (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve has cease-and-desist powers over bank holding companies and their nonbanking subsidiaries where their actions would constitute a serious threat to the safety, soundness or stability of a subsidiary bank. The Federal Reserve also has authority to regulate debt obligations (other than commercial paper) issued by bank holding companies. This authority includes the power to impose interest ceilings and reserve requirements on such debt obligations. A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

         Interstate Acquisitions.    Federal banking law generally provides that a bank holding company may acquire or establish banks in any state of the United States, subject to certain aging and deposit concentration limits. In addition, North Carolina banking laws permit a bank holding company which owns stock of a bank located outside North Carolina to acquire a bank or bank holding company located in North Carolina. Federal banking law will not permit a bank holding company to own or control banks in North Carolina if the acquisition would exceed 20% of the total deposits of all federally-insured deposits in North Carolina.

         Capital Adequacy.    The Federal Reserve has promulgated capital adequacy regulations for all bank holding companies with assets in excess of $150 million. The Federal Reserve's capital adequacy regulations are based upon a risk-based capital determination, whereby a bank holding company's capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company's assets. Different categories of assets are assigned risk weightings and are counted at a percentage of their book value.

        The regulations distinguish between Tier 1 capital (core capital) and Tier 2 capital. For a bank holding company, Tier 1 capital consists primarily of common stock, related surplus, noncumulative perpetual preferred stock, minority interests in consolidated subsidiaries and a limited amount of qualifying cumulative preferred securities and trust preferred securities. Goodwill and certain other intangibles are excluded from Tier 1 capital. Tier 2 capital consists of an amount equal to the allowance for loan and lease losses up to a maximum of 1.25% of risk-weighted assets, limited other types of preferred stock not included in Tier 1 capital, hybrid capital instruments and term subordinated debt. Investments in and loans to unconsolidated banking and finance subsidiaries that constitute capital of those subsidiaries are excluded from capital. The sum of Tier 1 and Tier 2 capital constitutes qualifying total capital. The Tier 1 component must comprise at least 50% of qualifying total capital.

        Every bank holding company has to achieve and maintain a minimum Tier 1 capital ratio of at least 4.0% and a minimum total capital ratio of at least 8.0%. In addition, banks and bank holding companies are required to maintain a minimum leverage ratio of Tier 1 capital to average total consolidated assets (leverage capital ratio) of at least 3.0% for the most highly-rated, financially sound banks and bank holding companies and a minimum leverage ratio of at least 4.0% for all other banks. The Federal Deposit Insurance Corporation and the Federal Reserve define Tier 1 capital for banks in the same manner for both the leverage ratio and the risk-based capital ratio. However, the Federal Reserve defines Tier 1 capital for bank holding companies in a slightly different manner. As of December 31, 2007, the Bank's Tier 1 leverage capital ratio and total capital were 8.41% and 10.36%, respectively. As of December 31, 2007, the bank holding company's Tier 1 leverage capital ratio and total capital were 10.67% and 12.75%, respectively.

        The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory level, without significant reliance on intangible assets. The guidelines also indicate that the

Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio" in evaluating proposals for expansion or new activities. The Tangible Tier 1 Leverage Ratio is the ratio of Tier 1 capital, less intangibles not deducted from Tier 1 capital, to quarterly average total assets. As of December 31, 2007, the Federal Reserve had not advised Yadkin of any specific minimum Tangible Tier 1 Leverage Ratio applicable to it.

         Source of Strength for Subsidiary.    Bank holding companies are required to serve as a source of financial strength for their depository institution subsidiaries, and, if their depository institution subsidiaries become undercapitalized, bank holding companies may be required to guarantee the subsidiaries' compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

         Dividends.    As a holding company that does not, as an entity, currently engage in separate business activities of a material nature, our ability to pay cash dividends depends upon the cash dividends received from our subsidiary bank and management fees paid by the bank. We must pay our operating expenses from funds we receive from the bank. Therefore, shareholders may receive cash dividends from us only to the extent that funds are available after payment of operating expenses. In addition, the Federal Reserve generally prohibits bank holding companies from paying cash dividends except out of operating earnings, provided that the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a North Carolina corporation, our payment of cash dividends is subject to the restrictions under North Carolina law on the declaration of cash dividends. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after paying such a cash dividend or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights.

         Change of Control.    State and federal banking law restricts the amount of voting stock of a bank that a person may acquire without the prior approval of banking regulators. The Bank Holding Company Act requires that a bank holding company obtain the approval of the Federal Reserve before it may merge with a bank holding company, acquire a subsidiary bank, acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of that bank or bank holding company. The overall effect of such laws is to make it more difficult to acquire Yadkin by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, Yadkin shareholders may be less likely to benefit from rapid increases in stock prices that often result from tender offers or similar efforts to acquire control of other types of companies.

  Yadkin Valley Bank and Trust Company

        As a North Carolina bank, the Bank is subject to regulation, supervision and regular examination by the North Carolina Banking Commission (the "Commission") through the North Carolina Commissioner of Banks (the "Commissioner") and its primary applicable federal regulator, the FDIC. The Commission and the FDIC have the power to enforce compliance with applicable banking statutes and regulations.

Federal Regulation

        As a North Carolina chartered bank, we are subject to regulation, supervision and regular examination by the FDIC. The FDIC is required to conduct regular on-site examinations of the operations of the Bank and enforces federal laws that set specific requirements for bank capital, the payment of dividends, loans to officers and directors, and types and amounts of loans and investments made by commercial banks. Among other things, the FDIC must approve the establishment of branch offices, conversions, mergers, assumption of deposit liabilities between insured banks and uninsured banks or institutions, and the acquisition or establishment of certain subsidiary corporations. The FDIC can also prevent capital or surplus diminution in transactions where the deposit accounts of the resulting, continuing or assumed bank are insured by the FDIC.

         Transactions with Affiliates.    A bank may not engage in specified transactions (including, for example, loans) with its affiliates unless the terms and conditions of those transactions are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with or involving other nonaffiliated entities. In the absence of comparable transactions, any transaction between a bank and its affiliates must be on terms and under circumstances, including credit standards, which in good faith would be offered or would apply to nonaffiliated companies. In addition, transactions referred to as "covered transactions" between a bank and its affiliates may not exceed 10% of the bank's capital and surplus per affiliate and an aggregate of 20% of its capital and surplus for covered transactions with all affiliates. Certain transactions with affiliates, such as loans, also must be secured by collateral of specific types and amounts. The Bank is also prohibited from purchasing low quality assets from an affiliate. Every company under common control with the Bank is deemed to be an affiliate of the bank.

         Loans to Insiders.    Federal law also constrains the types and amounts of loans that the Bank may make to its executive officers, directors and principal shareholders. Among other things, these loans are limited in amount, must be approved by the Bank's board of directors in advance, and must be on terms and conditions as favorable to the Bank as those available to an unrelated person.

         Regulation of Lending Activities.    Loans made by the Bank are also subject to numerous federal and state laws and regulations, including the Truth-In-Lending Act, Federal Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and Home Mortgage Disclosure Act. Remedies to the borrower or consumer and penalties to the Bank are provided if the Bank fails to comply with these laws and regulations. The scope and requirements of these laws and regulations have expanded significantly in recent years.

         Branch Banking.    All banks located in North Carolina are authorized to branch statewide. Accordingly, a bank located anywhere in North Carolina has the ability, subject to regulatory approval, to establish branch facilities near any of our facilities and within our market area. If other banks were to establish branch facilities near our facilities, it is uncertain whether these branch facilities would have a material adverse effect on our business. Federal law provides for nationwide interstate banking and branching, subject to certain aging and deposit concentration limits that may be imposed under applicable state laws. Applicable North Carolina statutes permit regulatory authorities to approve de novo branching in North Carolina by institutions located in states that would permit North Carolina institutions to branch on a de novo basis into those states. Federal regulations prohibit an out-of-state bank from using interstate branching authority primarily for the purpose of deposit production. These regulations include guidelines to ensure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the host state communities served by the out-of-state bank.

         Reserve Requirements.    Pursuant to regulations of the Federal Reserve, the Bank must maintain average daily reserves against its transaction accounts. During 2007, no reserves were required to be maintained on the first $8.5 million of transaction accounts, but reserves equal to 3.0% were required on the aggregate balances of those accounts between $8.5 million and $45.8 million, and additional reserves were required on aggregate balances in excess of $45.8 million in an amount equal to 10.0% of the excess. These percentages are subject to annual adjustment by the Federal Reserve, which has advised that for 2008, no reserves will be required to be maintained on the first $9.3 million of transaction accounts, but reserves equal to 3.0% will be required on the aggregate balances of those accounts between $9.3 million and $43.9 million, and additional reserves are required on aggregate balances in excess of $43.9 million in an amount equal to 10.0% of the excess. Because required reserves must be maintained in the form of vault cash or in a non-interest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of December 31, 2007, the Bank met its reserve requirements.

         Community Reinvestment.    Under the Community Reinvestment Act ("CRA"), as implemented by regulations of the federal bank regulatory agencies, an insured bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for banks, nor does it limit a bank's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the federal bank regulatory agencies, in connection with their examination of insured banks, to assess the banks' records of meeting the credit needs of their communities, using the ratings of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance," and to take that record into account in its evaluation of certain applications by those banks. All banks are required to make public disclosure of their CRA performance ratings. The Bank received a "satisfactory" rating in its most recent CRA examination.

         Governmental Monetary Policies.    The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve, a federal banking regulatory agency that regulates the money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

         Dividends.    Under federal banking law, no cash dividend may be paid if a bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by the bank if it is in default on any deposit insurance assessment due to the FDIC.

         Deposit Insurance Assessments.    On October 14, 2008, under authority granted by EESA, the United States Department of the Treasury adopted TARP and the Capital Purchase Program pursuant to which the Treasury intends to make senior preferred stock investments in participating financial institutions. One aspect of EESA (in addition to the Capital Purchase Plan) which became effective on October 3, 2008 is a temporary increase of the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. In addition, all funds in noninterest-bearing transaction deposit accounts held in qualifying offices of participating FDIC-insured institutions will be fully guaranteed under the transaction account guarantee component of the FDIC Temporary Liquidity Guarantee Program. The basic deposit insurance limit will return to $100,000 after December 31, 2009.

        The Bank's deposits are insured up to the new current allowable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The Bank is required to pay deposit insurance assessments set by the FDIC. The FDIC determines the Bank's deposit insurance assessment rates on the basis of four risk categories. The Bank's assessment will range from 0.02% to 0.04% at the lowest assessment category up to a maximum assessment of 0.40% of the Bank's average deposit base, with the exact assessment determined by the Bank's assets, its capital and the FDIC's supervisory opinion of its operations. In addition to the standard assessment rates, noninterest-bearing transaction deposit accounts (including accounts swept from a noninterest bearing transaction account into an noninterest bearing savings deposit account) will be assessed a 10 basis point annual rate surcharge on deposit amounts over $250,000. The insurance assessment rate may change periodically and was significantly increased for all depository institutions during 2007. Increases in the assessment rate may have an adverse effect on the Bank's operating results. The FDIC has the authority to terminate deposit insurance.

         Changes in Management.    Any depository institution that has been chartered less than two years, is not in compliance with the minimum capital requirements of its primary federal banking regulator, or is otherwise in a troubled condition must notify its primary federal banking regulator of the proposed addition of any person to the board of directors or the employment of any person as a senior executive officer of the institution at least 30 days before such addition or employment becomes effective. During this 30-day period, the applicable federal banking regulatory agency may disapprove of the addition of such director or employment of such officer. The Bank is not subject to any such requirements.

         Enforcement Authority.    The federal banking laws also contain civil and criminal penalties available for use by the appropriate regulatory agency against certain "institution-affiliated parties" primarily including management, employees and agents of a financial institution, as well as independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs and who caused or are likely to cause more than minimum financial loss to or a significant adverse affect on the institution, who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in unsafe or unsound practices. These practices can include the failure of an institution to timely file required reports or the submission of inaccurate reports. These laws authorize the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other action as determined by the primary federal banking agency to be appropriate.

         Capital Adequacy.    The Bank is subject to capital requirements and limits on activities established by the FDIC. Under the capital regulations, the Bank generally is required to maintain Tier 1 risk-based capital, as such term is defined therein, of 4% and total risk-based capital, as such term is defined therein, of 8%. In addition, the Bank is required to provide a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3%, plus an additional cushion of 1% to 2% if the Bank has less than the highest regulatory rating. The Bank is not permitted to engage in any activity not permitted for a national bank unless (i) it is in compliance with its capital requirements and (ii) the FDIC determines that the activity would not pose a risk to the deposit insurance fund. With certain exceptions, the Bank also is not permitted to acquire equity investments of a type, or in an amount, not permitted for a national bank.

         Prompt Corrective Action.    Banks are subject to restrictions on their activities depending on their level of capital. Federal "prompt corrective action" regulations divide banks into five different categories, depending on their level of capital. Under these regulations, a bank is deemed to be "well capitalized" if it has a total risk-based capital ratio of ten percent or more, a core capital ratio of six percent or more and a leverage ratio of five percent or more, and if the bank is not subject to an order or capital directive to meet and maintain a certain capital level. Under these regulations, a bank is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of eight percent or more, a core capital ratio of four percent or more and a leverage ratio of four percent or more (unless it receives the highest composite rating at its most recent examination and is not experiencing or anticipating significant growth, in which instance it must maintain a leverage ratio of three percent or more). Under these regulations, a bank is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than eight percent, a core capital ratio of less than four percent or a leverage ratio of less than four percent. Under these regulations, a bank is deemed to be "significantly undercapitalized" if it has a risk-based capital ratio of less than six percent, a core capital ratio of less than three percent and a leverage ratio of less than three percent. Under such regulations, a bank is deemed to be "critically undercapitalized" if it has a tangible equity ratio of less than or equal to two percent. In addition, the applicable federal banking agency has the ability to downgrade a bank's classification (but not to "critically undercapitalized") based on other considerations even if the bank meets the capital guidelines. As of December 31, 2007 the Bank was well capitalized within the meaning of the capital guidelines.

        If a state bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the FDIC and the FDIC may also take certain actions to correct the capital position of the bank. An undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the FDIC of a capital restoration plan for the bank.

        If a state bank is classified as significantly undercapitalized, the FDIC would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital, changes in management, limits on interest rates paid, prohibitions on transactions with affiliates, termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, the bank must be placed into conservatorship or receivership within 90 days, unless the FDIC determines otherwise.

        The capital classification of a bank affects the frequency of regulatory examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by the bank. The FDIC is required to conduct a full-scope, on-site examination of every bank on a periodic basis.

        Banks also may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well capitalized" banks are permitted to accept brokered deposits, but all banks that are not well capitalized are not permitted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank.

State Regulation.

        As a North Carolina-chartered bank, the Bank is also subject to extensive supervision and regulation by the Commissioner. The Commissioner enforces state laws that set specific requirements for bank capital, the payment of dividends, loans to officers and directors, record keeping, and types and amounts of loans and investments made by commercial banks. Among other things, the approval of the Commissioner is generally required before a North Carolina-chartered commercial bank may establish branch offices. North Carolina banking law requires that any merger, liquidation or sale of substantially all of the assets of the Bank must be approved by the Commissioner and the holders of two thirds of the Bank's outstanding common stock.

         Change of Control.    North Carolina banking laws provide that no person may directly or indirectly purchase or acquire voting stock of the Bank that would result in the change in control of the Bank unless the Commissioner has approved the acquisition. A person will be deemed to have acquired "control" of the Bank if that person directly or indirectly (i) owns, controls or has power to vote ten percent or more of the voting stock of the Bank, or (ii) otherwise possesses the power to direct or cause the direction of the management and policy of the Bank.

         Loans.    In its lending activities, the Bank is subject to North Carolina usury laws which generally limit or restrict the rates of interest, fees and charges and other terms and conditions in connection with various types of loans. North Carolina banking law also limits the amount that may be loaned to any one borrower.

         Dividends.    The ability of the Bank to pay dividends is restricted under applicable law and regulations. Under North Carolina banking law, dividends must be paid out of retained earnings and no cash dividends may be paid if payment of the dividend would cause the Bank's surplus to be less than 50% of its paid-in capital.

Future Legislation and Regulations.

        Yadkin cannot predict what new legislation might be enacted or what regulations might be adopted or amended, or if enacted, adopted or amended, their effect on its operations. Any change in applicable law or regulation, state or federal, may have a material adverse effect on its business.

Number of Employees

        At December 31, 2007, the Company had 337 full-time employees (including our executive officers) and 93 part-time employees. None of the employees are represented by any unions or similar groups, and we have not experienced any type of strike or labor dispute. We consider our relationship with our employees to be good.

Properties

        The Company currently operates out of 24 full-service banking offices, 13 mortgage lending offices operated by Sidus and 6 administrative offices as set forth below:

Office location	Approximate Square Footage	Year Established/ Acquired
110 West Market Street, Elkin, NC	2,350	1968
1318 North Bridge Street Elkin, NC	4,550	1989
101 North Bridge Street, Jonesville, NC	2,275	1971
117 Paulines Street, East Bend, NC	2,400	1998
1404 West D Street, North Wilkesboro, NC	3,178	1984
301 West Main Street, Wilkesboro, NC	2,400	1991
709 East Main Street, Jefferson, NC	4,159	1986
107 North Fifth Avenue, West Jefferson, NC	2,400	1988
1488 Mount Jefferson Road, West Jefferson, NC	4,900	2001
516 Hawthorne Drive, Yadkinville, NC	4,532	2007
4611 Yadkinville Road, Pfafftown, NC	2,400	2007
3804 Peachtree Ave #220E, Wilmington, NC (LPO)	1,200	2007
120 S. Elm St., Statesville, NC 28677	2,282	2001

Office location	Approximate Square Footage	Year Established/ Acquired
Offices doing business as Piedmont Bank—
325 East Front Street, Statesville, NC	4,990	1998
127 North Cross Lane, Statesville, NC	2,485	1997
165 Williamson Road, Mooresville, NC	5,093	1998
520 East Plaza Drive, Mooresville, NC	3,689	2000
19525 West Catawba Avenue, Cornelius, NC	2,834	2000
100 North Statesville Road, Huntersville, NC	2,923	2000
197 Medical Park Road, Mooresville, NC	13,800	2005
3475 East Broad St, Statesville, NC	1,800	2006
Offices doing business as High Country Bank—
149 Jefferson Road, Boone, NC	4,600	1998
176 Shadowline Drive, Boone, NC	1,700	2000
520 Church Road, Boone, NC	215	2001
783 W. King Street Ste A, Boone, NC	1,200	2004
3618 Mitchell Ave, Linville, NC	3,000	2005
Offices operated by Sidus Financial, LLC
1905 Turnberry Drive, Greenville, NC	10,000	2004
1073 13th Street SE, Hickory, NC	750	2004
350 South Cox Ste D, Asheboro, NC	800	2004
611 N. Courthouse Rd, Richmond, VA	2,847	2004
1824 E. Main St, Easley, SC	1,000	2004
4915 Water Edge Drive Ste 295, Raleigh, NC	1,000	2005
6511 Creedmoor Road Ste 207, Raleigh, NC	1,150	2006
2308 Cedar Run Place, Wilson, NC	950	2006
#16 Causeway Shopping Center, Atlantic Beach, NC	600	2006
3804 Peachtree Ave. #220E, Wilmington, NC	1,200	2007
1004 N. Berkley Blvd, Goldsboro, NC	150	2007
502 Hodges Street Unit 1, Oriental, NC	371	2007
1415 Freeway Drive, Reidsville, NC	1900	2007
Offices housing administration and operations—
209 North Bridge Street, Elkin, NC	6,120	1979
290 North Bridge Street, Elkin, NC	2,516	1995
204 South Elm Street, Statesville, NC	5,435	2000
120 South Elm Street, Statesville, NC	2,381	2001
482 State Farm Road, Boone, NC	2,900	2003
101 West Main Street, Elkin	13,480	2004
Offices doing business as Cardinal State Bank—
100 South Churton Street, Hillsborough, NC		2008
5309 Highgate Drive, Durham, NC		2008
115 East Carver Street, Durham, NC		2008
3400 Westgate Drive, Durham, NC		2008
Offices housing administration and operations, as part of Cardinal State Bank—
3710 University Drive, Durham, NC		2008

Legal Proceedings

        Although the Company is a defendant in various legal proceedings arising in the ordinary course of business, there are no legal proceedings pending or, to the best knowledge of management, threatened which, in the opinion of management, will have a material adverse affect on the financial condition or results of operation of the Company.

Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

         Market for the Common Stock.    Yadkin Valley Bank first issued common stock during 1968 in connection with its initial incorporation and the commencement of its banking operations. On July 1, 2006, through a share exchange with Yadkin Valley Bank shareholders, all common stock of Yadkin Valley Bank was acquired by Yadkin, and former Yadkin Valley Bank shareholders received one share of Yadkin common stock for each share of Yadkin Valley Bank common stock they owned. As of March 1, 2008, Yadkin had 4,193 shareholders of record. Yadkin's common stock is listed on The Nasdaq Global Select Market under the trading symbol "YAVY."

        The following table lists high and low published closing prices of Yadkin's common stock (as reported on The Nasdaq Global Select) for the calendar quarters indicated:

	Price				Price
Year 2007 Quarterly Period	High	Low	Dividends	Year 2006 Quarterly Period	High	Low	Dividends
First quarter	$21.15	$17.75	$0.12	First quarter	$15.00	$14.05	$0.11
Second quarter	19.49	18.19	0.13	Second quarter	15.23	13.58	0.12
Third quarter	18.64	15.01	0.13	Third quarter	16.00	14.16	0.12
Fourth quarter	17.25	14.00	0.13	Fourth quarter	19.95	15.17	0.12

         Dividends.    In the future, any declaration and payment of cash dividends will be subject to Yadkin's board of directors' evaluation of its operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. Also, the payment of cash dividends by Yadkin in the future will be subject to certain other legal and regulatory limitations (including the requirement that Yadkin's capital be maintained at certain minimum levels) and will be subject to ongoing review by banking regulators. There is no assurance that, in the future, Yadkin will have funds available to pay cash dividends, or, even if funds are available, that it will pay dividends in any particular amount or at any particular times, or that it will pay dividends at all.

         Regulatory restrictions on cash dividends.    As a holding company, we are dependent upon our subsidiary, the bank, to provide funding for our operating expenses and dividends. North Carolina banking law requires that cash dividends be paid out of retained earnings and prohibits the payment of cash dividends if payment of the dividend would cause the bank's surplus to be less than 50% of its paid-in capital. Also, under federal banking law, no cash dividend may be paid if the bank is undercapitalized or insolvent or if payment of the cash dividend would render the Bank undercapitalized or insolvent, and no cash dividend may be paid by the bank if it is in default of any deposit insurance assessment due to the FDIC.

         Performance Graph.    The following graph was prepared by SNL Financial LC, Charlottesville, Virginia ("SNL") and provides an indicator of the cumulative total shareholder returns for the Company (and its predecessor, the Bank) as compared with the NASDAQ Composite Index and the SNL Southeast Bank Index. Historical price performance during this period may not be indicative of future stock performance.

Total Return Performance

	Period Ending
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Yadkin Valley Financial Corporation	100.00	141.26	124.64	127.12	172.29	141.46
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Southeast Bank Index	100.00	125.58	148.92	152.44	178.75	134.65

Source : SNL Financial LC, Charlottesville, VA© 2008

Issuer Purchase of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/1-10/31/07	1,000	$15.64	1,000	41,399
11/1-11/30/07	—	—	—	41,399
12/1-12/31/07	12,680	15.72	12,680	28,719

As of December 31, 2007

Management's Annual Report on Internal Control Over Financial Reporting

        Management of Yadkin is responsible for preparing the Company's annual consolidated financial statements and for establishing and maintaining adequate internal control over financial reporting for the Company. Management has evaluated the effectiveness of the Company's internal control over financial reporting, including controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C), as of December 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that its internal control over financial reporting as of December 31, 2007, was not effective because of the material weaknesses described below. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with a recent review of its credit administration practices, management concluded there were material weaknesses in internal controls over financial reporting. Specifically, the Company did not have adequate controls over (1) the accuracy and completeness of the assignment of risk grades to loans; (2) the approval of new loans or modifications to existing loans; (3) underwriting practices in regard to loan documentation, appraisals and lien perfection; and (4) obtaining support for the various components of the model used to estimate the allowance for loan losses.

        The Company's independent registered public accounting firm that audited the Company's consolidated financial statements included in this annual report has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which is included elsewhere herein.

        Management is also responsible for compliance with laws and regulations relating to safety and soundness, which are designated by the FDIC and the appropriate federal banking agency. Management assessed its compliance with these designated laws and regulations relating to safety and soundness and believes that the Company complied, in all significant respects, with such laws and regulations during the year ended December 31, 2007.

Remediation Plan

        In response to the material weaknesses identified, we have developed the following remediation plan to address the material weaknesses, and we are proceeding expeditiously with the following measures to enhance internal controls.

  •
  We have enhanced and re-emphasized the importance of procedures for underwriting, lien perfection, and documentation for both residential and commercial loan renewals.

  •
  We have emphasized the importance of risk grade completeness and accuracy at loan origination and throughout the life of the loans. Lenders and loan operations personnel have been informed of the requirement to assign risk grades to loans upon origination. The importance of periodic review of risk grades has been emphasized to ensure that changes are made as warranted due to the changes in the condition of the borrower, the collateral, or general economic conditions. The controls over pre- and post-origination review of loans in loan operations have been strengthened to ensure the accuracy and completeness of loan data, including assignment of risk grades.

  •
  We have modified the allowance for loan loss model to add support for assumptions and to correct impaired loan data and charged-off loan balances.

  •
  We will continue to assess current lending and credit administration policies and procedures, and are revising them as necessary to develop and implement policies and procedures that will promote a culture that expects reliability and integrity of data.

        Our Board of Directors is actively monitoring these remediation efforts and may direct additional measures as deemed appropriate from time to time. We cannot be certain how long it will take to fully implement the remediation plan, whether the remediation plan will be effective to maintain adequate controls over our financial reporting process in the future, or whether the remediation plan will be sufficient to address and eliminate the material weaknesses.

Changes in Internal Control over Financial Reporting

        There were no changes in the Company's internal controls over financial reporting during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The only changes in our internal control over financial reporting that occurred subsequent to the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, relate to the material weaknesses in internal control over financial reporting described above.

As of September 30, 2008

Controls and Procedures

        As of September 30, 2008, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) promulgated under the Securities Exchange Act of 1934, (the "Exchange Act")) was performed under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

        Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of September 30, 2008, because of the existence of material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. As disclosed under Item 9A of our 2007 Annual Report on Form 10-K, and in Quarterly Report on Form 10-Q/A, we have identified material weaknesses in internal controls relating to (1) the accuracy and completeness of the assignment of risk grades to loans; (2) the approval of new loans or modifications to existing loans; (3) underwriting practices in regard to loan documentation, appraisals and lien perfection; and (4) obtaining support for the various components of the model used to estimate the allowance for loan losses. In addition, we believe the error resulting in the restatement of our second quarter 2008 interim financial statements is the result of a material weakness in internal controls over financial reporting, relating to review controls over spreadsheets used to accumulate impaired loan valuation allowances.

Remediation Plan

        In response to the material weaknesses identified, we have developed the following remediation plan to address the material weaknesses, and we are proceeding expeditiously with the following measures to enhance internal controls.

Control procedures implemented during the quarter ended March 31, 2008 and in place throughout the six months ended September 30, 2008 were as follows:

  •
  We have enhanced and re-emphasized the importance of procedures for underwriting, lien perfection, and documentation for both residential and commercial loan renewals.

  •
  We have emphasized the importance of risk grade completeness and accuracy at loan origination and throughout the life of the loans. Lenders and loan operations personnel have been informed of the requirement to assign risk grades to loans upon origination. The importance of periodic review of risk grades has been emphasized to ensure that changes are made as warranted due to the changes in the condition of the borrower, the collateral, or general economic conditions. The controls over pre- and post-origination review of loans in loan operations have been strengthened to ensure the accuracy and completeness of loan data, including assignment of risk grades. The Chief Credit Officer's complete authority to assign risk grades was reiterated to management and loan officers. During second quarter 2008, the Chief Credit Officer resigned and the Chief Lending Officer (CLO) who was hired during the first quarter 2008 assumed responsibility for the credit function. The CLO's responsibilities include assessing and managing risk in the loan portfolio. Further plans for performing the credit function effectively were developed as discussed below in the second and third quarters of 2008.

  •
  We have modified the allowance for loan loss model to add support for assumptions and to correct impaired loan data and charged-off loan balances.

  •
  We will continue to assess current lending and credit administration policies and procedures, and are revising them as necessary to develop and implement policies and procedures that will promote a culture that expects reliability and integrity of data.

Control procedures that were planned during the quarter ended March 31, 2008 and implemented during the quarter ended June 30, 2008 were as follows:

  •
  Policies over loan approval and authority levels have been strengthened to ensure that the proper level of management and committee oversight is in place based on the amount of principal at risk.

  •
  Information provided on payment delinquency reports has been added to provide more complete data to management responsible for loan performance.

  •
  The procedures over the communication process between line and staff in regard to charging off loans have been enhanced to ensure that complete and accurate information is available to decide whether to charge off loans on a timely basis.

  •
  Executive management held a planning meeting to evaluate all policies and procedures related to lending approval, loan documentation and servicing, developing recommendations and execute changes.

Control procedures that were planned during the quarters ended March 31, 2008 and June 30, 2008 and implemented during the quarter ended September 30, 2008 were as follows:

  •
  We have implemented our credit administration staffing recommendations and hired two experienced credit officers to work with lenders in underwriting, structuring and risk grading our credits. Our newly hired credit risk review officer is focused on lending policy compliance, credit risk grading, and credit risk reviews on larger dollar exposures.

  •
  We are currently implementing a monthly "Criticized and Watch List Exposure Report" which will allow us to better manage this portion of our portfolio. Also, we are centralizing appraisal engagement and review processes which should ensure better quality control of these items.

  •
  Executive management is evaluating and analyzing technology systems to better manage our portfolios.

  •
  Loan authorities and reporting structure were clarified.

        Control procedures that were put into place after the quarter ended June 30, 2008 also include additional recalculation and verification controls over the impairment spreadsheet to ensure that keying errors are detected and corrected during future reporting periods.

        Our Board of Directors is actively monitoring these remediation efforts and may direct additional measures as deemed appropriate from time to time. We cannot be certain how long it will take to fully implement the remediation plan, whether the remediation plan will be effective to maintain adequate controls over our financial reporting process in the future, or whether the remediation plan will be sufficient to address and eliminate the material weaknesses.

Changes in Internal Control over Financial Reporting

        The only changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, are summarized above in the description of our material weaknesses in internal control over financial reporting, as well as the ongoing remediation efforts described above.

YADKIN SELECTED FINANCIAL DATA

Years Ended December 31,	2007	2006	2005	2004	2003
Total interest income	$75,192,850	$67,305,890	$53,250,997	$42,663,346	$33,126,834
Total interest expense	33,300,736	26,429,344	18,586,196	12,211,296	10,281,115

Net interest income	41,892,114	40,876,546	34,664,801	30,452,050	22,845,719
Provision for loan losses	2,488,620	2,165,000	1,724,000	1,620,000	1,280,000

Net interest income after provision for loan losses	39,403,494	38,711,546	32,940,801	28,832,050	21,565,719
Total other income	15,444,159	14,345,158	13,243,530	9,227,890	7,290,556
Total other expense	32,959,103	32,092,847	29,626,962	24,015,608	15,811,009

Income before income taxes	21,888,550	20,963,856	16,557,369	14,044,332	13,045,266

Income taxes	7,200,818	7,171,959	5,398,905	4,559,800	4,125,936

Net Income	$14,687,732	$13,791,897	$11,158,464	$9,484,532	$8,919,330

Net income per share information:
Basic	$1.39	$1.30	$1.04	$0.90	$1.02
Diluted	$1.37	$1.28	$1.03	$0.89	$1.00
Cash dividends	$0.51	$0.47	$0.43	$0.40	$0.40
Weighted average shares
Basic	10,594,567	10,607,650	10,685,457	10,531,774	8,724,515
Diluted	10,712,667	10,788,798	10,828,799	10,694,761	8,902,108

Key Balance Sheet Data As of December 31,	2007	2006	2005	2004	2003
Loans, net	$939,061,408	$846,431,886	$759,483,119	$720,297,551	$474,769,820
Deposits	963,442,084	907,846,899	814,352,588	728,708,104	563,518,017
Total assets	1,211,077,241	1,120,864,544	1,024,294,504	959,790,276	683,807,059
Stockholders' equity	133,268,994	124,399,141	116,322,897	111,640,237	72,870,703
Selected Ratios
Return on average assets	1.38%	1.31%	1.14%	1.07%	1.39%
Return on average equity	11.99	11.52	9.79	9.20	12.69
Dividend payout	36.69	36.15	41.34	44.44	39.22
Average equity to average assets	11.54	11.69	11.61	11.81	11.04

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        In this section, Yadkin Valley is referred to as the "Company", "Yadkin", "we" and "our" and Yadkin Valley Bank is referred to as the "Bank".

        Management's Discussion and Analysis is provided to assist in understanding and evaluating Yadkin's results of operations and financial condition. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein.

As of December 31, 2007

Critical Accounting Policies

        The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The more critical accounting and reporting policies include the Bank's accounting for loans, the provision and allowance for loan losses and goodwill. In particular, the Bank's accounting policies relating to the provision and allowance for loan losses and possible impairment of goodwill involve the use of estimates and require significant judgments to be made by management. Different assumptions in the application of these policies could result in material changes in the consolidated financial position or consolidated results of operations. Please see the discussion below under "Loans," "Provision for Allowance for Loan Losses," and "Goodwill." Also, please refer to Note 1 in the "Notes to Consolidated Financial Statements" for additional information regarding all of the Bank's critical and significant accounting policies.

        LOANS—Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances adjusted for any deferred fees or costs. Substantially all loans earn interest on the simple interest method based on the outstanding principal balance.

        Loans that are deemed to be impaired (i.e. probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement) are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical matter, at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. A valuation reserve is established as part of the allowance for loan losses to record the difference between the stated loan amount and the present value or market value of the impaired loan. Impaired loans may be valued on a loan-by-loan basis (e.g., loans with risk characteristics unique to an individual borrower) or on an aggregate basis (e.g. loans with similar risk characteristics). The Bank's policy for recognition of interest income on impaired loans is the same as its interest income recognition policy for non-impaired loans. The Bank discontinues the accrual of interest when the collectability of such interest becomes doubtful.

        PROVISIONS AND ALLOWANCE FOR LOAN LOSSES—The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb probable incurred losses in the portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, historical loan loss experience and other risk factors. Recovery of the carrying value of loans is dependent to some extent on future economic, operating, and other conditions that may be beyond the Bank's control. Unanticipated future adverse changes in such conditions could result in material adjustments to the allowance for loan losses.

        GOODWILL—Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired in a business combination, is tested at least annually for impairment. The impairment test is a two-step process that begins with an initial impairment evaluation. If the initial evaluation suggests that an impairment of the asset value exists, the second step would determine the amount of the impairment, if any. If the tests conclude that goodwill is impaired, the carrying value would be adjusted, and an impairment loss would be recorded.

Financial Condition

        The Bank's total assets increased 8.1% from $1,120.9 million at December 31, 2006 to $1,211.1 million at December 31, 2007. Total gross loans held for investment increased 10.3% from $814.9 million at December 31, 2006 to $898.8 million at December 31, 2007. Deposits grew 6.1% from $907.8 million at December 31, 2006 to $963.4 million at December 31, 2007.

        The loan growth was concentrated in the last six months of the year throughout the Bank's market area. The leading growth categories for the year 2007 were construction and land development loans which increased by $43.7 million (39.4% increase), commercial real estate which increased by $29.6 million (9.1% increase), and commercial and industrial loans which grew by $14.0 million (9.5%). Loan composition includes commercial real estate loans which account for 39% of total loans, followed by commercial and industrial loans (18%), construction and land development (17%), equity lines (11%), residential 1-4 family first liens (8%), consumer (4%), multifamily (2%). The weighted average rate for loans held for investment at December 31, 2007 was 7.43% as compared to 7.82% at December 31, 2006. Fixed rate loans comprised 52% of total loans held for investment at December 31, 2007, an increase from 50% at the prior year end. Fixed rate loans held at the end of the current and prior years yielded 7.25% and 7.04%, respectively, an increase of 21 basis points. At December 31, 2007, and 2006, the aggregate yields of variable rate loans were 7.62% and 8.61%, respectively, a decrease of 99 basis points which was attributable to the decrease in the prime rate of 100 basis points during the year.

        Mortgage loans held for sale increased by $10.4 million (24.6%) as year-to-date loan closings at December 31, 2007 exceeded year-to-date loan closings at December 31, 2006 by $37.0 million. These loans are closed, managed, and sold by Sidus. The increase was due to the volume and timing of the closings. The Bank continued its strategy of selling mortgage loans mostly to various investors with servicing released and to a lesser extent to the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation with servicing rights retained. Loans held for sale are normally sold to investors within two to three weeks after closing. Loans closed by Sidus in 2007 totaled $909 million with monthly volumes ranging from $55 million in September to $102 million in June.

        The securities portfolio increased by $15.0 million (11.7%), resulting from a $13.2 million increase in amortized cost and a $1.8 million increase in the fair market value adjustment. All securities were held in the available-for-sale category and included U.S. Government agency securities of $47.5 million (33.3%), state and municipal securities of $38.0 million (26.6%), mortgage-backed securities of $51.0 million (35.8%), U.S. Treasury securities of $3.0 million (2.1%), and other securities of $1.9 million (1.3%). The fair market value adjustment increased to an unrealized gain of $1.1 million from an unrealized loss of $700,000 as a result of decreases in market rates. The tax equivalent yield of securities held at December 31, 2007 was 5.26%, an increase from 5.03% a year earlier.

        There was an increase in other assets of $2.3 million dollars. The majority of the increase was related to the deferred tax asset and the current income taxes receivable that were increased from $960,000 to $1,667,000 and the new investment in the Trust of $774,000. There were additional merger costs capitalized during 2007 for the pending Cardinal merger in the amount of $360,000. Other assets also included prepaid expenses ($632,000), mortgage servicing rights ($2.0 million) and investment in unlisted stocks ($688,000).

        Deposits grew by $55.6 million for the year ended December 31, 2007. Products were designed to attract deposits to checking, savings, and money market accounts with charges for checking accounts being lower than competitors' charges. The largest contributors to deposit growth were certificates of deposit (CDs), which increased by a total of $52.6 million or 10.1% and NOW accounts, which increased by $4.9 million or 7.3%. These deposit increases were offset slightly by declines in money market accounts of $890,000 and in savings accounts of $900,000. CDs were offered at rates in line with competitors' rates and at one or more special rates and priced at 25-50 basis points higher than competitors' rates for limited periods. These rates were needed in order to build a deposit base sufficient to fund loans. Although there is no concentration of deposits from one individual or entity, the Bank does have $267.5 million or 27.8% of its total deposits in the $100,000 or greater CDs ("jumbo CDs") category. Jumbo CDs increased by $39.0 million or 17.1% over the balance at December 31, 2006. Due to the merger of many banks in the market, there were fewer places for individuals to open accounts and be insured above $100,000 by the FDIC. These deposits reflect the rates that have been paid and the financial strength of the customers. The weighted average rate (WAR) for CDs outstanding on December 31, 2007 was 4.73%, up from 4.21% at the end of the prior year. During the first nine months of 2007, the aggregate CD rate increased as competition remained strong and as the federal funds rate was unchanged at 5.25% until mid-September. During the fourth quarter, CD offering rates began to decrease following the three decreases in the federal funds rate totaling 100 basis points which began with a 50 basis point drop in mid-September. The WAR paid on outstanding jumbo CDs at December 31, 2007 was 17 basis points higher than on other CDs, a decrease from the prior year-end spread of 19 basis points. Most jumbo CDs were issued at the special rates offered by the Bank mostly for terms that were less than one year. The weighted average remaining term on jumbo CDs at December 31, 2007 was 7.6 months, down from 8.8 months a year earlier. The CD rate increases were attributable to the market rate increase, while the average terms decreased as investors selected shorter maturities due to the declining slope of the yield curve and to the special rates offered by the bank for shorter terms. Jumbo CDs were concentrated in the $100,000 to $200,000 range which comprised 54.6% of the total jumbo CD principal balance at December 31, 2007 as compared to 53.5% at the end of the previous year.

        In addition to deposits, funding for the Bank's assets was obtained from overnight repurchase agreements with businesses in the local market area. Funds borrowed under repurchase agreements decreased from $28.8 million at December 31, 2006 to $26.0 million at December 31, 2007. Advances from the Federal Home Loan Bank at December 31, 2006 totaled $35.2 million compared to $12.0 million at December 31, 2007, a decrease of $23.2 million. Short-term advances decreased by $23.2 million and long-term advances remained constant. On November 1, 2007 the Company issued $25 million in trust preferred securities at the floating interest rate of three month LIBOR plus 132 basis points. The initial interest rate was 6.21% for the period beginning November 1 and ending December 15, 2007 followed by a rate of 6.31% that will be effective until March 15, 2008. The rate will adjust quarterly, thereafter. These securities are classified as long term debt and mature in the year 2032. The Company has the option to call for redemption of the securities in 2012. The proceeds will be used to provide funding for the acquisition of Cardinal State Bank which is expected to be completed by the end of the first quarter of 2008.

        There was little change in other liabilities. Accrued expenses and accounts payable made up the largest portion of other liabilities in the amount of $4.6 million. Dividends payable accounted for $1.4 million of the remaining balance.

Results of Operations

        The Bank's net income for 2007 was $14,687,732, a 6.5% increase over 2006 net income of $13,791,897. Basic net income per common share was $1.39 in 2007 compared to $1.30 and $1.04 in 2006 and 2005, respectively. Diluted net income per common share was $1.37 in 2007 compared to $1.28 and $1.03 in 2006 and 2005, respectively. Return on average assets was 1.31% in 2007, 1.31% in 2006, and 1.14% in 2005. Return on average equity was 11.32% in 2007, 11.52% in 2006, and 9.79% in 2005. Return on tangible equity was 15.90% in 2007, 16.80% in 2006 and 14.65% in 2005. The return on assets remained constant in 2007 as a result of loan growth offset by margin contraction as interest rates declined later in the year. The return on equity declined as average equity grew at a faster rate than both earnings and average assets. As the Rate/Volume Variance Analysis table of earning assets and interest-bearing liabilities shows, the increase in net interest income was a combination of an increase attributable to volume or asset growth and a decrease attributable to declining interest rates. The increase in volume contributed net interest income of $2.8 million, which was partially offset by the interest rate decreases which reduced net interest income by $1.8 million.

        The Bank segment net income increased by $980,000 primarily from the increase in net interest income of $992,000. The earning assets increased more than interest-bearing liabilities, but both the net interest margin and net interest spread narrowed. The average earning assets increased by $81 million with a rate increase of 20 basis points, while the average interest-bearing liabilities increased by $56 million with a rate increase of 59 basis points. The gain on sale of investment securities increased by $131,000 as there was a loss in 2006 and a gain in 2007 as securities appreciated due to market rate declines in the last half of 2007.

        The Bank segment's non-interest income increase of $1,149,000 was due mainly to proceeds from BOLI and other Bank increases as discussed on page 31 of Form 10-K. Non-interest expenses increased by about $973,000 mainly due to Bank normal recurring expense increases as discussed on pages 31 and 32 of Form 10-K.

        The Sidus segment net income increased by $31,000 due principally to a $93,000 increase in interest earned on mortgages held for sale as mortgage origination volume increased from $866 million in 2006 to $908 million in 2007. Other income and other expenses both decreased as gains on sales of mortgages decreased and professional fees decreased due savings on legal and accounting fees.

        There may be some variation in future periods between the business segments, but we do not expect a significant shift. We expect for the "other" segment that includes the holding company and eliminations to decrease as a full year of interest expense for the trust preferred securities will be reflected in 2008 as compared to two months of interest in 2007. On November 1, 2007, the Company issued trust preferred securities at a rate of 3 Month Libor ("3ML") plus 132 basis points. The monthly expense for interest on trust preferred securities has ranged from $80,000 to $120,000, pre-tax, (4.0% to 4.3%). As the Bank's net income increases when margins expand, the Other segment net loss will become a smaller percentage of total income unless a rising 3ML rate results in trust preferred interest expense increasing at a faster rate than the Bank income. We expect the Other segment net loss to remain between (5%) and (10%) of total Company income. We expect Sidus net income to decrease slightly as a percentage of income as net interest margin expands, as earning assets increase, and as non-interest income increases faster than non-interest expenses. Sidus net income should remain between 5% and 15% of total net income if assumptions are correct. The Bank net income should remain between 90% and 105% of Company net income.

        The acquisition of Cardinal State Bank is not currently expected to impact Bank segment net income in 2008 but is expected to add approximately 5% to 10% to Bank segment income in 2009 thus adding about 1% to 2% to the Bank segment's proportion of consolidated net income in 2009.

        Please see Note 19 to the Financial Statements, Business Segment Information for more data.

Net Interest Income

        Net interest income is the primary source of operating income for the Bank. Net interest income is the difference between interest and fee income generated from earning assets and the interest paid on deposits and borrowed funds. The factors that influence net interest income include both changes in interest rates and changes in volume and mix of loans and deposits.

        For analytical purposes, net interest income may be reported on a tax equivalent basis, which illustrates the tax savings on loans and investments exempt from state and/or federal income taxes. The tables that follow, Interest Rates Earned and Paid, and Interest Rate/Volume Analysis, represent components of net interest income for the years 2007, 2006, and 2005. These tables detail changes in interest income and expense and net interest income changes caused by rate and/or volume.

        Taxable equivalent net interest income increased $1.1 million or 2.6% in 2007 over 2006 compared to an increase of $6.2 million or 17.7% in 2006 from 2005. Average earning assets increased $80.8 million or 8.7% in 2007 over 2006 after increasing $73.4 million or 8.5% in 2006. Average loans increased $64.4 million or 8.0% in 2007 compared with an increase of $62.6 million or 8.4% in 2006. Average investment securities increased $13.2 million or 10.6% from 2006 to 2007 compared to an increase of $12.7 million or 11.4% from 2005 to 2006.

        The net interest margin (taxable equivalent net interest income as a percentage of average interest earning assets) decreased to 4.20% from 4.45% comparing 2007 to 2006 after increasing to 4.45% from 4.10% for the prior comparative periods. The decrease in net interest margin in 2007 was attributable the Company's asset sensitivity, whereby assets adjust more quickly than liabilities to interest rate changes resulting in net interest margin expansion during a period of increasing rates and interest margin compression during a period of declining rates. Two series of events illustrated this condition, rate decreases in the last four months of 2007 and rate increases in the first six months of 2006. As the Interest Rate/Volume Variance Analysis table (page 22) shows, the increase in net interest income during 2007 attributable to volume (asset and liability growth) was $2.8 million while rate decreases reduced net interest income by $1.8 million. While the net interest margin declined, the Company was able to fund a higher percentage of earning assets with non-interest bearing funds in 2007 (17.8%) as compared to 2006 (16.7%).

        Interest spread was 3.49% in 2007 compared to 3.88% in 2006 and 3.71% in 2005. Interest spread measures the difference between net yield on interest earning assets (taxable equivalent interest income as percentage of average interest earning assets) and the interest paid on interest-bearing liabilities. Increases in the earning asset rate and the interest-bearing liability rate during 2007 by 20 basis points and 59 basis points, respectively, were driven by the prime rate remaining steady then increasing steadily during the first half of 2006 and then remaining steady during most of 2007. The rate decreases during the last four months of 2007 were too late in the year to completely offset the effect of the previous interest rate trends on both assets and liabilities.

        The following table presents the daily average balances, interest income and expense, and average rates earned and paid on interest-earning assets and interest-bearing liabilities of the Bank for the last three years.

Interest Rates Earned and Paid
Net Interest Income Analysis-Fully Taxable Equivalent
(dollars in thousands)

	For Years Ended December 31,
	2007			2006			2005
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
INTEREST EARNING ASSETS
Federal funds sold	$5,825	$298	5.12%	$3,799	$191	5.03%	$4,766	$163	3.42%
Interest-bearing deposits	3,213	148	4.61%	2,047	92	4.49%	2,978	84	2.82%
Investment securities(1)	137,839	7,067	5.13%	124,632	5,726	4.59%	111,911	4,671	4.17%
Total loans(1)(2)	867,725	68,377	7.88%	803,336	61,930	7.71%	740,719	48,932	6.61%

Total average earning assets(1)	1,014,602	75,890	7.48%	933,814	67,939	7.28%	860,374	53,850	6.26%

Non earning assets	110,230			118,240			122,221

Total average assets	1,124,832			1,052,054			$982,595

INTEREST BEARING LIABILITIES
NOW and money market	$188,909	4,196	2.22%	$192,516	3,791	1.97%	$208,083	3,218	1.55%
Savings	36,152	343	0.95%	39,370	393	1.00%	42,880	454	1.06%
Time Certificates	550,448	26,453	4.81%	468,108	19,662	4.20%	376,888	11,968	3.18%

Total interest bearing deposits	775,509	30,992	4.00%	699,994	23,846	3.41%	627,851	15,640	2.49%
Repurchase agreements sold	36,171	1,223	3.38%	30,655	878	2.86%	34,984	757	2.16%
Borrowed funds	21,980	1,086	4.94%	47,263	1,705	3.61%	66,694	2,189	3.28%

Total interest bearing liabilities	833,660	33,301	3.99%	777,912	26,429	3.40%	729,529	18,586	2.55%

Non-interest bearing deposits	154,838			145,453			131,395
Stockholders' equity	129,722			119,749			114,033
Other liabilities	6,612			8,940			7,638

Total average liabilities and stockholders' equity	$1,124,832			$1,052,054			$982,595

NET INTEREST INCOME/MARGIN(3)(4)		$42,589	4.20%		$41,510	4.45%		$35,264	4.10%
INTEREST SPREAD(5)			3.49%			3.88%			3.71%

(1)
Yields related to investment securities and loans exempt from Federal income taxes are stated on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%. The calculation includes an adjustment for nondeductible portion of interest expense used to fund tax exempt assets.

(2)
The loan average includes loans on which accrual of interest has been discontinued.

(3)
The net interest income is the difference between income from earning assets and interest expense.

(4)
Net interest margin is net interest income divided by total average earning assets.

(5)
Interest spread is the difference between the average interest rate received on earning assets and the average interest paid on interest-bearing liabilities.

        The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the current period's volume), and (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume).

Interest Rate/Volume Variance Analysis
(in thousands)

	2007-2006 Net Increase (Decrease) due to change in:			2006-2005 Net Increase (Decrease) due to change in:
	Average Balance	Average Rate	Increase (Decrease)	Average Balance	Average Rate	Increase (Decrease)
INTEREST EARNING ASSETS:
Federal funds sold	$104	$3	$107	$(49)	$77	$28
Investment securities	625	672	1,297	533	501	1,034
Other Investments	54	2	56	(42)	50	8
Total loans	5,063	1,363	6,426	4,817	8,167	12,984

Interest earning assets	$5,845	$2,041	$7,886	$5,260	$8,794	$14,054

INTEREST BEARING LIABILITIES
NOW and money market	$(80)	$485	$405	$(307)	$880	$573
Savings	(31)	(20)	(51)	(35)	(26)	(61)
Time certificates	3,957	2,833	6,790	3,832	3,862	7,694

Total interest bearing deposits	3,846	3,298	7,144	3,490	4,716	8,206
Borrowed funds	(785)	510	(275)	(788)	425	(363)

Total interest bearing liabilities	$3,061	$3,808	$6,869	$2,702	$5,141	$7,843

Note: Variances caused by the changes in rate times the changes in volume are allocated equally.

Tax effect of tax-exempt income from securities disregarded due to immateriality.

Income on nonaccrual loans is included in the volume and rate variance analysis table only to the extent that it represents interest payments received.

Market Risk, Asset/Liability Management and Interest Rate Sensitivity

        The Bank's principal business is the origination or purchase of loans, funded by customer deposits, loan sales, and, to the extent necessary, other borrowed funds. Consequently, a significant portion of the Bank's assets and liabilities are monetary in nature and fluctuations in interest rates will affect the Bank's future net interest income and cash flows. Interest rate risk is the Bank's primary market risk exposure. The Bank has not entered into derivative financial instruments such as futures, forwards, swaps, and options. Also, the Bank has no market risk-sensitive instruments held for trading purposes. The Bank's exposure to market risk is reviewed on a regular basis by its management.

        The Bank measures interest rate sensitivity as the difference between amounts of interest-earning assets and interest- bearing liabilities that either reprice or mature within a given period of time. The difference or the interest rate repricing "gap" provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

        The interest rate sensitivity management function is designed to maintain consistent growth of net interest income with acceptable levels of risk to interest rate changes generally on a one year horizon. The net interest margin declined by 10 basis points from 4.34% for the quarter ended December 31, 2006 to 4.24% for the quarter ended June 30, 2007. As rates decreased by 100 basis points during the last four months of 2007, net interest margin declined in the fourth quarter by 21 basis points to 4.03%. Three basis points of the decrease can be attributed to the issuance of trust preferred securities which bears an interest rate of about 130 basis points over the average overnight earning/funding rate. The net interest margin increased from 2005 following a period of increasing interest rates beginning in mid-2004 and continuing to mid-2006. Management uses various resources to measure interest rate risk, including simulating net interest income under different rate scenarios, monitoring changes in asset and liability values under similar rate scenarios and monitoring the gap between rate sensitive assets and liabilities over different time periods.

        The rate sensitivity table that follows indicates the volume of interest-earning assets and interest-bearing liabilities as of December 31, 2007 that mature or are expected to reprice within the listed time periods. Even though the analysis shows that the balance sheet is liability sensitive over a one year period by $79,621,000 in principal balances, management projects that net interest income over that period will reflect that the Company is asset sensitive because the assets reprice more quickly as shown by the table in the "Three Months or Less" column. The asset sensitivity of the Company's net interest income is reflected in the "Income Shock Summary" table following the "Gap Analysis" table.

GAP Analysis

	Repricing
(IN THOUSANDS)	Three Months Or Less	Over 3 Months to 12 Months	Total 1 Year	Over 1 Year Thru 3 Years	Over 3 Yrs Thru 5 Years	Over 5 Years	Total
Earning Assets
Loans:
Commercial	$138,317	$19,665	$157,982	$26,698	$26,564	$11,782	$223,026
Real estate—construction	73,898	11,907	85,805	9,464	6,206	17,380	118,855
Real estate—mortgage	253,056	43,050	296,106	90,615	94,976	21,162	502,859
Consumer	10,460	16,775	27,235	16,966	6,582	3,230	54,013

Total	475,731	91,397	567,128	143,743	134,328	53,554	898,753

Securities:
U. S. Treasuries and other agencies	8,000	13,996	21,996	26,600	1,907	—	50,503
State and municipal securities	1,815	1,625	3,440	8,365	10,025	16,122	37,952
Mortgage backed debt securities	—	25	25	2,926	879	47,214	51.044
Mutual funds/equities	1	884	885	—	—	2,100	2,985

Total	9,816	16,530	26,346	37,891	12,811	65,436	142,484

Interest bearing due from banks	2,058	—	2,058	—	—	—	2,058

Earning assets	$487,605	$107,927	$595,532	$181,634	$147,139	$118,991	$1,043,296

Paying Liabilities:
NOW accounts	$10,254	3,686	13,940	$7,972	$55,771	—	$77,683
Money market accounts	28,141	52,525	80,666	19,271	19,244	—	119,181
Savings	3,837	8,079	11,916	12,029	12,030	6	35,981
Certificates:
Over $100,000	97,853	125,685	223,538	42,610	1,382	—	267,530
Other certificates	117,681	130,986	248,667	57,661	1,759	—	308,087

Total deposits	257,766	320,961	578,727	139,543	90,186	6	808,462

TT& L Notes	236	—	236	—	—	—	236
Repurchase Agreements/Fed funds purchased	66,190	—	66,190	—	—	—	66,190
FHLB borrowing	—	5,000	5,000	5,000	—	2,000	12,000
Junior Subordinated Debentures	25,774	—	25,774	—	—	—	25,774

Total paying liabilities	$349,192	$325,961	$675,927	$144,543	$90,186	$2,006	$912,662

GAP	$138,413	$(218,034)	$(79,621)	$37,091	$56,953	$116,985	$131,408
GAP %	139.6%	33.1%	88.2%	125.7%	163.2%	5,931.8%	114.4%

Additional information regarding loans with maturity dates that exceed one year

Fixed rate loans with maturities that exceed one year	$410.7 million
Variable rate loans with maturities that exceed one year	$220.3 million

        Net interest earnings at risk is the potential adverse change in net interest income arising from assumed changes in interest rates. The potential change is measured over a one year forecast time horizon. The table below illustrates net interest earnings at risk using a +/- 200 basis point change in interest rates; assuming a parallel shift in the treasury yield curve. The model simulates changes in repricing, prepayments, call-options, and other rate-driven parameters that affect the level and timing of cash flows.

Income Shock Summary
(in thousands)

	January 1, 2008 - December 31, 2008
		Rates UP (+200 bp)		Rates DN (-200bp)
	Base Amount
		Amount	% Change	Amount	% Change
Short-term investments	$123	$253	106.06	$16	(86.87)
Securities	7,538	8,391	11.32	6,619	(12.19)
Loans	71,955	84,062	16.83	58,598	(18.56)

Interest income	79,616	92,706	16.44	65,233	(18.07)

Non-maturing deposits	3,437	7,789	126.62	1,781	(48.19)
Certificates of deposit	24,663	30,906	25.32	18,855	(23.55)
Borrowed money	2,461	3,775	53.38	1,298	(47.25)

Interest expense	30,561	42,470	38.97	21,934	(28.23)

Net interest income	$49,055	$50,236	2.41	$43,299	(11.73)

Liquidity Management

        The primary goal of liquidity management is to provide for the availability of adequate funds to meet the needs of loan demand, deposit withdrawals, maturing liabilities, and to satisfy reserve requirements. This goal is achieved through a combination of deposits, borrowing through unpledged securities, federal funds purchased lines, Federal Home Loan Bank line of credit, junior subordinated debentures and availability at the Federal Reserve discount window. Liquidity needs have been met primarily through federal funds purchased and the use of a line of credit at the Federal Home Loan Bank. Deposits from consumer and business customers, both time and demand, are the primary source of funds for the Bank. In November 2005, the Bank opened a brokered deposit NOW account to add municipal deposits and averaged $1,629,206 during 2007. The custodian pools the funds from each public depositor and distributes a portion of those funds to the Bank up to $100,000 on behalf of each depositor. Since security pledges are not required and the accounts are non-maturing, these deposits have enhanced the Bank's liquidity. The Bank expects to continue to increase this balance over the next twelve months. Otherwise, the Bank has not solicited deposits from outside its primary market area and has not engaged in the placement of deposits with nonmarket institutional customers.

        Comparing 2007 to 2006, average total deposits increased 10.0% or $84.9 million. At December 31, 2007, total deposits reflected a 6.1% increase or $55.6 million compared to December 31, 2006. Commercial sweep accounts, a noninsured product invested in repurchase agreements were $26.0 million at year-end 2007 compared to $28.8 million at year-end 2006. Deposit sources are available to the Bank both within and outside its primary market area based on a function of price. Deposit competition comes from other banks, both regional and community institutions, as well as nonbank competition, including mutual funds, annuities, and other nondeposit investments. Subject to certain conditions, unused availability from the Federal Home Loan Bank at December 31, 2007 was $110.6 million. At end of year 2007, unpledged securities totaled $85.1 million or 59.7% of the securities portfolio.

OTHER BORROWED FUNDS

        See Note 8 under "Notes to Consolidated Financial Statements".

Investment Securities

        At December 31, 2007, the securities classified as available for sale, carried at market value, totaled $142.5 million with an amortized cost of $141.4 million. Securities available for sale are securities that will be held for an indefinite period of time, including securities that management intends to use as a part of its asset/liability strategy. These securities may be sold in response to changes in interest rates, to changes in prepayment risk, or to the need to increase regulatory capital. Securities available for sale consist of U.S. treasury notes with an average life of 1.00 years, U.S. government agencies with an average life of 1.34 years, municipal securities with an average life of 6.48 years, and mortgage backed securities with an average life of 4.14 years. Management has determined that it has both the ability and intent to hold these securities until maturity. The proceeds from maturities and sales were invested along with funds in excess of loan demand. Refer to Note 3 in the Notes to Consolidated Financial Statements for additional information.

Maturities and Yields of Debt Securities
As of December 31, 2007

	Within 1 year		1 to 5 years		5 to 10 years		After 10 years
Dollars in thousands	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total
Available for sale securities
U.S. Treasuries	$—		$3,037	4.76%	$—		$—		$3,037
U.S. Government agencies	18,992	4.12%	25,069	5.17%	4,109	5.35%	—		48,170
Mortgage backed securities	25	4.93%	3,786	4.29%	1,738	4.16%	45,849	5.50%	51,398
Municipals	1,757	5.59%	14,789	5.77%	9,776	5.66%	11,826	5.83%	38,148
Other	881	3.75%	—		—		850	5.84%	1,731

Total available for sale securities	$21,655		$46,681		$15,623		$58,525		$142,484

Time Deposits

        The following table presents time deposits in two categories, (1) time deposits of $100,000 or more, and (2) other time deposits.

Maturities of Time Deposits
As of December 31, 2007

Dollars in thousands	Within Three Months	Three to Six Months	Six to Twelve Months	Within One Year	One To Five Years	Total
Time deposits of $100,000 or more	$97,853	$40,874	$84,811	$223,538	$43,992	$267,530
Other time deposits	$100,760	$42,492	$105,373	$248,625	$59,420	$308,045

Capital Adequacy

        Stockholders' equity at December 31, 2007, totaled $133.3 million, an increase of 7.1% over 2006 year-end equity of $124.4 million. The 2007 equity total includes an unrealized net gain on available for sale securities of $632,270 compared to an unrealized net loss of $470,968 at December 31, 2006. The Bank's internal capital generation rate (net income less cash dividends declared, as a percentage of average equity) was 7.2% in 2007 and 7.3% in 2006. Dividends in 2007 were 36.8% of after tax earnings compared to 36.2% in 2006 and 41.2% in 2005. The Bank had pursued a policy of increasing the dividend payout as a percentage of after tax earnings in earlier years until 2002. The current dividend policy is a payout of approximately 40% of earnings up to a policy maximum of 50% of earnings.

        The table below details the plans and number of shares repurchased. Shares repurchased must, by North Carolina law, be cancelled and the number of shares outstanding reduced. The table below details the stock repurchase activity from inception of the plans through December 2007. The 2002 through 2005 plans were approved by a vote of the shareholders of Yadkin Valley Bank and Trust Company. Following reorganization as a holding company on July 1, 2006, the board of directors of Yadkin Valley Financial Corporation approved stock repurchases of up to 100,000 shares for the 2006 plan. For the 2007 plan, 100,000 shares were approved to be repurchased.

Approved by Shareholders	Shares Repurchased & Cancelled	Average Cost	Total Reduction of Capital
2003 and prior plans 850,000 shares approved	508,950	$12.37	6,297,036
2004 Plan 300,000 shares approved	80,621	14.09	1,135,554
2005 Plan 300,000 shares approved	54,648	14.35	784,107
2006 Plan 100,000 shares approved	100,000	17.42	1,741,886
2007 Plan 100,000 shares approved	71,281	17.10	1,219,251
Total Repurchased	815,500	13.71	11,177,834

        The Company's tangible equity ratio was 8.21%, 8.01% and 7.94% at end of year 2007, 2006, and 2005, respectively. These ratios exceed all minimum regulatory capital requirements. The detail for the calculation of these ratios is in the following table.

Capital Adequacy Ratios December 31,	2007	2006	2005
Tangible assets	$1,173,345,226	$1,082,166,964	$986,307,496
Tangible equity*	96,310,979	86,664,532	78,335,889
Tangible equity ratio*	8.21%	8.01%	7.94%
Regulatory guidelines	3%	3%	3%

    *
    Note: Tangible assets and tangible equity exclude goodwill and core deposit intangibles.

Loans

        Net loans held for investment (total loans held for investment less allowance for loan losses) as of December 31, 2007 were $886.3 million as compared with $804.1 million as of December 31, 2006, an increase of 10.2% or $82.2 million. In addition, the Bank's residential mortgage loans classified as held for sale totaled $52.7 million and $42.3 million at December 31, 2007 and 2006, respectively, representing an increase of 24.6% or $10.4 million.

        The Bank places emphasis on commercial loans to small and medium-sized businesses, consumer based installment loans, and residential mortgage lending. The Bank adheres to regulatory guidelines that limit exposure to any one borrower. The commercial portfolio has concentrations in business loans secured by real estate and real estate development loans. Primary concentrations in the consumer portfolio include home equity lines and other types of residential real estate loans. The amounts and types of loans outstanding for the past five years ended December 31 are shown on the following table.

Loans (dollars in thousands)
As of December 31,

	2007		2006		2005		2004		2003
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Loans
Construction real estate	$155,043	17.25%	$111,353	13.66%	$92,447	12.53%	$80,000	11.64%	$48,360	10.07%
Commercial real estate	352,568	39.23%	323,041	39.65%	245,079	31.03%	228,759	33.28%	138,401	28.81%
Mortgage loans	196,329	21.84%	183,310	22.49%	179,632	28.62%	188,096	27.37%	143,222	29.81%
1-4 family 1st liens	71,379	7.94%	61,639	7.56%	61,924	12.66%	71,286	10.37%	76,708	15.97%
1-4 family Jr. liens	4,361	0.49%	3,473	0.43%	2,536	0.34%	1,928	0.28%	1,176	0.24%
1-4 family equity lines	100,012	11.12%	94,650	11.61%	91,759	12.45%	88,388	12.86%	54,519	11.35%
Multifamily	20,577	2.29%	23,548	2.89%	23,413	3.17%	26,494	3.86%	10,819	2.25%
Commercial, other	161,507	17.97%	147,473	18.10%	163,857	22.22%	154,740	22.51%	120,580	25.10%
Consumer	33,306	3.71%	49,733	6.10%	41,300	5.60%	35,750	5.20%	29,852	6.21%

	898,753	100.00%	814,910	100.00%	737,529	100.00%	687,345	100.00%	480,415	100.00%
Allowance for loan losses	(12,445)		(10,829)		(9,473)		(8,654)		(6,188)

Net loans	$886,308		$804,081		$728,056		$678,691		$474,227

        The Bank's ARM loans totaled $1.7 million or 2.4% of first lien residential mortgage loans. Subprime loans, which are considered by management as "B" grade loans, totaled approximately $0.4 million or 0.6% of first liens. "B" grade loans are seasoned loans to borrowers with a higher degree of credit risk originated before 2002. The Bank requires documentation on its residential mortgage loans and does not have a program to make loans with minimal documentation requirements. The Bank's residential real estate loans are collateralized predominately by property in North Carolina where real estate values have not materially changed, though sales have been slowing as compared to the prior year. While the duration of time on the market has increased, prices have declined only slightly, if at all, in the piedmont and mountain regions of North Carolina that are served by the Bank. The Bank's collateral in areas with more rapid decline in residential mortgage values were found in only one isolated case, in south Florida. The balance on this seasoned loan was $88,000 at December 31, 2007 representing a loan-to-value ratio of 53%. No loans were found in the portfolio with residential real estate collateral in other rapidly declining markets.

        The Bank's Loan Policy Manual requires that each loan over $20,000 be risk graded from 1 (highest quality) to 8 (loss). Acceptable loans at inception are grades 1 through 4, and these grades have underwriting requirements that at least meet minimum requirements of a secondary market source. If borrowers do not meet credit history requirements, other mitigating criteria such as substantial liquidity and low loan-to-value ratios could be considered and would generally have to be met in order to make the loan. The Bank's loan policy states that a guarantor may be necessary if reasonable doubt exists as to the borrower's ability to repay.

        The Bank makes nearly all of its residential real estate loans in its market area or with borrowers who have a home or business in its market area. Loan officers are familiar with the markets they serve and their borrowers so as to mitigate the risk of delays in identifying declining market values that may result in surprise increases in non-performing assets. As stated in the loan policy, the Bank is relationship driven, which enhances the likelihood that deterioration in a borrower's creditworthiness or in collateral values will be identified and appropriate action taken to reduce losses.

        Residential mortgage loans are graded according to the amount of risk and allowance for loan losses are established for each loan based on the grade and actual loss history for the homogenous pool of residential mortgage loans. Loans that are graded 5 (watch list), 6 (substandard), or 7 (doubtful) are assigned a higher reserve that increases with each grade level decline. In addition, an environmental factor is added to the reserve in situations where there are deteriorating grading trends among pools of loans graded 5 or worse. The Bank's credit policy has recently been enhanced to add regional credit officers that are independent of the loan function. Also, the Bank is in the process of implementing a credit risk review team to review loan approvals and to conduct annual credit reviews to evaluate risk grading and reporting of problem assets.

        The Bank's credit policy has recently been enhanced to add regional credit officers that are independent of the loan function. Also, the Bank is in the process of implementing a credit risk review team to review loan approvals and to conduct annual credit reviews in each city to evaluate risk grading and reporting of problem assets.

        The Bank's residential mortgage loans do not have features such as teaser rates or negative amortization and are made at loan-to-value ratios of 80% or lower. Since these loans do not have features that would create additional risk, net interest income after loan loss provision would not be expected to be affected unfavorably by unique loan features. Residential mortgage loans with risk grades that are either substandard or doubtful totaled $952,000 on December 31, 2007, $967,000 on March 31, 2008, and increased to $3,000,000 (1.28% of residential mortgage loans) on June 30, 2008 due to some softening in the economic markets.

Nonperforming Assets

        Nonperforming assets include loans classified as nonaccrual, foreclosures and repossessions, and loans past due 90 days or more on which interest is still being accrued. It is the general policy of the Bank to stop accruing interest when any loan is past due as to principal or interest and the collection of either is in doubt. Unsecured consumer loans are usually charged off when payments are more than 90 days delinquent. When a loan is placed on nonaccrual status, any interest previously accrued but not collected is reversed against current income.

        Nonperforming assets as of December 31, 2007 totaled $2.6 million or 0.29% of total loans compared with $2.4 million or 0.30% in 2006 and $4.0 million or 0.54% in 2005. The Bank assertively pursues the liquidation of nonperforming assets through its collection department.

Nonperforming Assets
December 31,

	2007	2006	2005	2004	2003
Loans 90 days past due-still accruing	$0	$0	$0	$0	$158,525
Loans on nonaccrual	1,961,538	1,829,947	3,199,282	3,039,575	1,489,207
Other real estate	602,000	574,345	763,210	1,125,427	381,546

Total nonperforming assets	$2,563,538	$2,404,292	$3,962,492	$4,165,002	$2,029,278

Loans 90 days past due-still accruing/ total loans	0.0%	0.0%	0.0%	0.0%	0.03%
Total nonperforming assets/total loans	0.29%	0.30%	0.54%	0.61%	0.42%

        The Bank has identified nonaccrual loans as loans that are generally ninety days past due. Impaired loans included nonaccrual as well as performing loans to borrowers in softening industries or with weakened credit positions. The table below illustrates the components of the impaired loan totals:

	2007	2006
Nonaccrual loans	$1,961,538	$1,829,947
Other real estate owned	602,000	574,345

Total nonperforming assets	$2,563,538	$2,404,292

Nonperforming assets	$2,563,538	$2,404,292
Less: Other real estate owned	(602,000)	(574,345)
Add: Loans identified as losses (risk grade 8) but still accruing	-0-	11,956
Loans identified as doubtful (risk grade 7), still accruing with specific reserves	746,224	-0-
Loans identified as doubtful (risk grade 7), still accruing without specific reserves	72,609	-0-
Loans identified as substandard (risk grade 6), still accruing with specific reserves	5,021,491	-0-

Total impaired loans	$7,801,862	$1,841,903

        The following table is a subset of the table above and includes a comparison of other real estate owned in 2007 and 2006.

OTHER REAL ESTATE OWNED	2007	2006
Beginning balance	$574,345	$763,210
Loans transferred to OREO(1)	1,397,045	868,171
Write downs after foreclosures	(95,954)	(72,817)
Proceeds of sales(2)	(1,041,246)	(987,124)
Expenses, including selling	141,040	—
Bank finance of OREO sold	(86,500)	—
Gain/(loss) on sale of OREO(3)	(286,730)	2,905

Ending balance of OREO	$602,000	$574,345

    (1)
    The $1.4 million and $870,000 of loans transferred to foreclosed real estate in 2007 and 2006, respectively.

    (2)
    The proceeds of $1 million form the sale of other real estate owned in 2007.

    (3)
    The net loss of $287,000 on the sale of other real estate owned in 2007.

The Current Status of Loans Transferred to Foreclosed Real Estate in 2006 and 2005:

OTHER REAL ESTATE OWNED	TRANSFERRED TO OREO 2006	TRANSFERRED TO OREO 2005
Total	$868,141	$959,031

Sold in 2005	—	$515,201
Sold in 2006	$334,796	443,830
Sold in 2007	354,571	—
Sold in 2008	178,774	—

        The proceeds and gain/loss resulting from these sales were not disclosed separately on the cash flow statement for 2006 and 2005.

        Nonaccrual loans include all loans that are ninety days past due. In addition, loans may be identified as nonaccrual on a case by case basis if it is probable that the borrower will not be able to repay according to the original terms. At December 31, 2007 certain additional loans were considered impaired even though they were performing where liquidation of collateral was insufficient to repay the balance of the loan. The impairment was determined based on current economic conditions, the declines in commercial borrowers' industries, or specific credit or collateral characteristics of the loan. For the nature and additional information of these loans, please see the following paragraph.

Impaired loans at December 31, 2007:	Commercial, Financial, Agric	$4,895,992
	Commercial real estate	948,969
	Installment loans	77,852
	Open end, unsecured	13,358
	Construction	913,969
	Mortgage loans	951,721

	Total	$7,801,861

        The highest concentration of impaired loans was found in the commercial, financial, and agricultural category (63%) followed by residential mortgage (12%) and commercial real estate non-owner occupied (10%). Most of the impaired loan balances in the commercial, financial, and agricultural category were collateralized by accounts receivable, inventory, and equipment. The borrowers were businesses primarily in the lumber, furniture, and equipment leasing industries which have softened over the past year. Perfected collateral related to impaired loans is appraised by an independent third party appraiser and recorded at the lower of loan balance or fair market value. In one instance, titles were held but had not been recorded and in some other cases loans were unsecured. Specific allowances under FAS 114 were assigned for loan balances in excess of discounted collateral values for loans deemed to be impaired.

        All loans for which management has serious doubts about the ability of borrowers to comply with the present prepayment terms were included in the impaired loans total and discussed in the previous paragraph. Any loans that were on the watch list at quarter end are either still on the watch list or downgraded to nonaccrual as warranted based upon credit risk monitoring policy.

        Each loan considered to be impaired was evaluated for adequacy of fair value of collateral. Most of the $1.6 million in loan balances without a related allowance were collateralized by residential real estate with a loan to value ratio of less than 75% based on updated appraisals at time of identification of impairment. In some cases, the loans with insufficient collateral had been charged off partially to the current estimated fair value.

Provision and Allowance for Loan Losses

        The risks inherent in the Bank's loan portfolio, including the adequacy of the allowance or reserve for loan losses, are significant estimates that are based on management's assumptions regarding, among other factors, general and local economic conditions, which are difficult to predict and are beyond the Bank's control. In estimating these risks, and the related loss reserve levels, management also considers the financial conditions of specific borrowers and credit concentrations with specific borrowers, groups of borrowers, and industries.

        The provision for loan losses was $2,488,620 in 2007 compared to $2,165,000 in 2006 and $1,724,000 in 2005. This provision reflects management's assessment of the adequacy of the allowance for loan losses to absorb losses inherent in the loan portfolio due to credit deterioration or changes in the risk profile. The assessment primarily considers the allowance for loan loss levels relative to risk grades assigned by credit administration to loan types. The risk grades are based on several factors including historical data, current economic factors, composition of the portfolio, and evaluations of the total loan portfolio and assessments of individual credits within specific loan types. Because these factors are dynamic, the provision for loan losses can fluctuate. Credit quality reviews are based primarily on analysis of borrowers' cash flows, with asset values considered only as a second source of payment.

        The Bank's policy regarding appraisals includes compliance with FIRREA guidelines. For long term commercial real estate lending, all loans with outstanding balances of $500,000.00 or more require the account manager to prepare an annual review discussing the performance of the borrower and the property. The annual review is to be supported by an updated review of borrower and guarantor financial statements and operating information on the property. Credit reports are to be updated and reviewed. Account managers are required to perform a site visit as part of the annual review process. A discussion of compliance with loan agreement covenants is to be included in the review. If there has been material adverse change in the property or market, a new appraisal may be required.

        Construction loans extended by the Bank are to be supported by current appraisals in compliance with FIRREA requirements and the Bank's appraisal policies as described in the loan policy. The borrower must obtain all appropriate building permits, and the project must comply with applicable zoning requirements for the site. All projects are to have controlled disbursements based upon satisfactory inspections indicating the project status merits the draw. The Chief Lending Officer has provided that commercial lenders can inspect their own construction loans. All loans for commercial properties and multi-family housing must be supported by a satisfactory commitment for permanent financing from a strong source. Speculative units for home builders are to be limited to a level the home builder can support from sources in addition to the future sale of these units. The Bank requires that there be no secondary financing on projects for which it is providing financing. Exempted from this requirement are construction loans to be taken out by SBA 504 program financing, which by design, contemplates a secondary loan. During the construction phase, however, there is to be no secondary financing.

        For residential construction revolving lines of credit to builders, valuation is based upon the appraised value of the basic floor plans (drawings of structure to be built) offered in the projects as determined in a master appraisal plus a value of lots based upon location, size, and appeal, as determined in the appraisal. The account manager is to monitor sales prices and absorption throughout the loan to ensure the assumptions in the original appraisal remain valid. If there is a material change from original assumptions, a new appraisal is to be completed.

        In general, appraisals are required for initial or refinanced real estate loans, especially if there have been changes in the original assumptions regarding value of the property or the market in general.

        Management uses several measures to assess and monitor the credit risks in the loan portfolio, including a loan grading system that begins upon loan origination and continues for the entire life of the loan. Upon loan origination, the Bank's originating loan officer evaluates the quality of the loan and assigns one of eight risk levels. The loan officer monitors the loan's performance and credit quality and makes changes to the risk grade as conditions warrant. The Chief Lending Officer coordinates the loan approval process for loans not involving the board by delegating authority to certain lenders and by appointing the members and chairman of the Bank Loan Committee. The Bank Loan Committee is comprised of bank officers and approves new loans and relationship exposures over certain dollar amounts. The Chief Lending Officer either approves or delegates the loan authority for the approval and renewal of all other loans. Officer loan approval limits are reviewed and approved by the board of directors. The Chief Credit Officer writes credit policy which includes underwriting guidelines and procedures. The Chief Credit Officer and the Chief Lending Officer are voting members of the Bank Loan Committee.

        Management uses the information developed from the procedures above in evaluating and grading the loan portfolio. This continual grading process is used to monitor the credit quality of the loan portfolio and to assist management in determining the appropriate levels of the allowance for loan losses.

        Management has implemented a new credit risk review that will report to the Chief Lending Officer. The focus will be on policy compliance and proper grading of higher credit risk loans as well as new and existing loans on a sample basis. Additional reporting for problem/criticized assets has been developed along with an after-the-fact loan review. Management has also created a new report of past due credit card delinquency and set procedures to insure delivery to Regional Presidents in order that monitoring and grading can be achieved on a comprehensive basis.

        The purpose of the newly formed credit risk management team, under the direct supervision of the Chief Lending Officer, is to develop a more intense credit risk approach by implementing the following procedures:

  •
  Improved problem loan tracking and reporting;

  •
  Reporting by bank and region;

  •
  Improved and more defined commercial real estate reporting;

  •
  Coordination with lenders to ensure proper loan grading;

  •
  Enhanced staff including the addition of regional credit risk officers; and

  •
  More communication and involvement with regional managers.

        As a part of the continual grading process, loans over $20,000 are assigned a credit risk grade based on their credit quality, which is subject to change as conditions warrant. Any changes in risk assessments as determined by loan officers, credit administrators, regulatory examiners and management are also considered. Management considers certain loans graded "doubtful" or "loss" to be individually impaired and may consider "substandard" loans individually impaired depending on an evaluation of the probability of repayment of loan and the strength of any collateral. The Bank measures impairment based upon probable cash flows and the value of the collateral. Impaired loans are identified in a periodic analysis of the adequacy of the reserve. In estimating reserve levels, the Bank aggregates the remaining loans and reviews the historical loss experience as well as environmental factors by type of loan as additional criteria to allocate the allowance. The historical loss experience factors applied to "watch list" and "substandard" loans that are not individually impaired are given additional weighting in assessing probable losses inherent in the portfolio. Internal environmental factors applied to non-impaired loan pools include past-due and nonaccrual trends, risk grade migration trends and the assessment of underwriting and servicing. External environmental factors include interest rate trends, unemployment rate trends, and real estate loan concentrations.

        In determining the allowance for loan losses, the ratios from the actual loss history for the various categories are applied to the homogenous pool of loans in each category. Since embedded losses in loans may take more than one year to be realized, the historical annual loss percentage for the various categories are multiplied by a factor ranging from one to three to recognize the magnitude of probable losses embedded in the current portfolio. Allowances for pools of construction loans are calculated with separate consideration when adjusting the historical loss ratio. In addition, to recognize the probability that loans in special mention, and substandard risk grades are more likely to have embedded losses, additional multiples of historical losses ranging from three (special mention) to seven (substandard) are applied to the homogenous pools of those weaker graded loans.

        One of the external factors we consider when adjusting historical loss ratios is comprised of unemployment rate trends by county, and one of the internal factors is based on trends and characteristics of the real estate portfolio. Markets served by the Bank experienced some softening from the general economy, but there were not any noticeable declines in real estate values in any particular region. Trends in real estate concentrations and in exceptions in FDIC guidelines for loan-to-value limits are evaluated for their impact on the allowance for loan losses.

        The framework utilized for the model to determine the allowance for loan losses is expected to be applied consistently each quarter with slight modifications as information becomes available to improve the accuracy of estimates. As the remediation plan is implemented during 2008 with improved controls over underwriting, servicing, assigning risk grades, and loan approval, the internal environmental factors will be reassessed. In addition, a lower point in the range of estimates may be used by management as uncertainty begins to diminish.

        Actual higher trends in nonperforming loans tend to increase the allowance from amounts assigned to specific impaired loans in the application of FAS 114 and from application of FAS 5 on homongenous pools of loans. As discussed above, special mention and substandard loans with sufficient collateral or other credit characteristics to make the likelihood of default less than doubtful, are grouped and assigned multiples of the annual loss ratio to recognize the increased chance that an embedded loss may have been incurred but not identified. To the extent that substandard, doubtful and loss loans increase in future periods, the allowance will be increased as a result of applying a higher balance of loans to this multiple of the historical loss ratio. Internal environmental factors are based upon the performance of the loan portfolio. Furthermore, the internal environmental factors for past due/nonaccrual trends and risk grade 5 trends will also be higher due to the increased possibility that loans may not pay according to the original payment schedules. As nonaccrual and past due loans increase and or as loans are downgraded there is a higher allocation of loan loss reserve allocated to those loans.

        Management considers the allowance for loan losses adequate to cover the estimated losses inherent in the Bank's loan portfolio as of December 31, 2007. Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and will consider future additions to the allowance that may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the recognition of adjustments to the allowances based on their judgments of information available to them at the time of their examinations.

        The allowance for loan losses is created by direct charges to provision expense. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by management to be uncollectible. Recoveries during the period are credited to the allowance for loan losses.

        Management realizes that general economic trends greatly affect loan losses. Assurances cannot be made either (1) that further charges to the allowance account will not be significant in relation to the normal activity or (2) that further evaluation of the loan portfolio based on prevailing conditions may not require sizable additions to the allowance, thus necessitating similarly sizable charges to provision expense. Net loan charge offs were $872,000 or 0.10% of average loans in 2007 compared to $810,000 or 0.10% of average loans in 2006 and $905,000 or 0.12% of average loans in 2005. Loan charge-offs in 2007 were comprised of numerous loans, mostly in the real estate and installment loan classifications. As of December 31, 2007, the allowance for loan losses was $12.4 million or 1.38% of year end loans. This allowance level compares with $10.8 million or 1.33% of loans held for investment at December 31, 2006 and $9.5 million or 1.28% at December 31, 2005. Management considers the allowance for loan losses at December 31, 2007 to be adequate.

        Loans acquired from Cardinal were placed in the Bank's portfolio and assigned to the new branches acquired from Cardinal. There is a slightly higher concentration in construction and land development loans as well as residential mortgage loans as compared to the rest of the Bank. The Bank added about 15% of outstanding loans to its loan portfolio with the acquisition of Cardinal, whose loans were generally similar in both composition and credit quality based on the Bank's completion of due diligence prior to the acquisition. Therefore, the Bank segment is not currently expected to be impacted significantly by the acquisition of loans from Cardinal. There were no other material expected changes in the risk characteristics of the loan portfolio at the end of the year. In the event there is further softening in the local markets, we expect nonperforming loans and charge-offs to increase incrementally, especially with respect to unsecured loans and construction and development loans which have been a lower percentage (14%) of total loans relative to peers (19%). Following the merger and acquisition of construction loans from Cardinal, the Bank segment construction loan ratio is expected to be closer to the peer group.

        The following table presents a reconciliation of the allowance for loan losses and reflects charge-offs and recoveries by loan category.

(Dollars in thousands)	2007	2006	2005	2004	2003
Balance at beginning of year	$10,828	$9,473	$8,654	$6,188	$6,218
Charge-offs:
Real estate loans	328	419	430	285	398
Installment loans	338	252	396	164	304
Credit card and related plans	85	49	70	72	31
Commercial and all other	351	280	387	1,048	776
Leases	—	—	—	—	—

Total charge-offs	1,102	1,000	1,283	1,569	1,509

Recoveries:
Real estate loans	63	69	145	91	57
Installment loans	90	60	84	60	57
Credit card and related plans	22	3	8	27	6
Commercial and all other	55	58	141	199	79

Total recoveries	230	190	378	377	199

Net Chargeoffs	872	810	905	1,192	1,310
Additions added to operations	2,489	2,165	1,724	1,620	1,280
Allowance acquired from High Country Bank*	—	—	—	2,038	—

Balance at end of year	$12,445	$10,828	$9,473	$8,654	$6,188

*
Allowance was assigned to reduce High Country Bank loans to fair market value at January 1, 2004.

        The following table presents the allocation of the allowance for loan losses by category.

Allocation of the Allowance for Loan Losses

	2007		2006		2005		2004		2003
(Dollars in thousands)	Amount	Percent of Loans In Each Category To Total Loans	Amount	Percent of Loans In Each Category To Total Loans	Amount	Percent of Loans In Each Category To Total Loans	Amount	Percent of Loans In Each Category To Total Loans	Amount	Percent of Loans In Each Category To Total Loans
Real estate	$8,248	66%	$7,076	76%	$2,918	72%	$1,369	73%	$1,552	69%
Commercial, agricultural, other	3,622	29%	2,869	18%	5,424	24%	3,100	22%	2,416	25%
Consumer	575	5%	189	6%	243	4%	4,089	5%	1,269	6%
Unallocated	-0-		695		888		96		950

	$12,445	100%	$10,829	100%	$9,473	100%	$8,654	100%	$6,187	100%

Noninterest Income

        Noninterest income is derived primarily from activities such as service fees on deposit and loan accounts, commissions earned from the sale of insurance and investment products, income from the mortgage banking operations, gains or losses sustained from the sale of investment securities or mortgage loans and income earned from bank owned life insurance (BOLI).

        Noninterest income increased 7.7% or $1.1 million in 2007. The increase was due primarily to BOLI death benefits and increased return on investment in BOLI, which together resulted in an increase in non-interest income of $911,000 in 2007. The principal value of all bank owned life insurance on December 31, 2007 was $22.7 million compared to $22.8 million at December 31, 2006. Net gain on sales of investment securities was $45,000 in 2007 compared to a loss of $86,000 in 2006 and a gain of $8,100 in 2005.

        Service charges on deposit accounts increased 5.0% or $187,000 from 2006 to 2007 as total NSF fees increased $73,000 or 2.6% due to an increase in per transaction charge of 6.3%. ATM service charge income rose $36,000 or 14.9%. Outside fees paid in connection with the overdraft protection product decreased as the contract terminated, resulting in a net increase of overdraft income of $81,000. NOW and Money Market Account fees increased 28.9% as maintenance fees on the NOW products increased 50% and the average balance of these accounts increase over last year by $900,000. Other service fees income increased by $160,000 or 4.7% compared to an increase of $49,000 or 1.5% in 2006. Part of the 2007 increase was attributable to an increase of commissions and fees from Main Street Investment Services, the Company's brokerage subsidiary, up by 9.1% or $69,000. Also increasing were merchant processing and credit card user fees (up $149,000 or 28.1%).

        Gains on sales of mortgage loans decreased $143,000 or 2.4% in 2007 due to margin compression for the loans sold by Sidus, the Bank's mortgage lending subsidiary. Gains on sales of mortgage loans increased $805,000 or 15.4% in 2006. Income from investment in bank-owned life insurance (BOLI) increased $347,000 (49.7%) in 2007, as additional policies were purchased at higher earning rates during August 2006. The BOLI investment income increased $118,000 (20.3%) in 2006. Mortgage banking income increased $194,000 or 75.5% in 2007 after a decrease of $106,000 or 29.1% in 2006, as a result of a smaller decline in the value of the mortgage servicing rights in 2007. Servicing fees on mortgage loans decreased 4.8% or $29,000 in 2007 after a 9.5% decrease in 2006. This was due to the Bank's average servicing portfolio decrease of $22.2 million or 9.2% in 2007 following a decrease of $14.2 million or 5.1% in 2006.

Noninterest Expense

        Noninterest expense includes salaries and employee benefits, occupancy and equipment expenses, and all other operating costs. Total noninterest expenses increased 2.7% comparing 2007 to 2006 and 8.3% comparing 2006 to 2005. Noninterest expense to average assets for 2007 was 2.93%, and for 2006 was 3.05%. Efficiency ratios for 2007 and 2006 were 55.45% and 56.16%, respectively. The efficiency ratio is the ratio of noninterest expenses less amortization of intangibles to the total of the taxable equivalent net interest income and noninterest income. The improvement in the efficiency ratio was due to maintaining noninterest expenses at a slower growth rate than the growth rate for net revenue (net interest income plus non-interest income). Amortization of core deposit intangible, an expense attributable to the 2004 acquisition of High Country Bank, totaled $777,000 in 2007 and $813,000 in 2006, a noncash expense that will continue until 2022 and is being amortized under an accelerated method.

        Salaries and employee benefits constitute the largest component of noninterest expense. Comparing 2007 to 2006, salaries and benefits increased by $467,000 or 2.5%. These increases are due to normal annual increases. Comparing 2006 to 2005, salaries and employee benefits increased 7.3%. Occupancy and equipment expense increased $16,000 or 0.4%, comparing 2007 to 2006. These expenses increased 18.4% comparing 2006 to 2005. The increase in the 2006 occupancy expenses was due mainly to the two new branches opening in early 2006 and late 2005.

        Data processing expense decreased by 4.6% over 2006 and printing and supplies expenses decreased 6.9%. Communications expense rose 9.3% over 2006 due the one-time additional expense of switching service providers.

        Other operating expenses increased $383,000 or 5.8% comparing 2007 to 2006, down from 18.3% comparing 2006 to 2005. The largest increases in the categories under other operating expenses were loan collection and repossessed property expense up $ 68,000, ATM/Debit card service fees up $125,000, and advertising up $ 54,000. Loan collection and repossessed property expense increased as $1.6 million of real estate was foreclosed and sold. ATM/Debit card service fees continue to climb as service providers increase fees. Advertising expense increased as expected, due to the implementation of various campaigns throughout the different regions as planned. Other operating expenses include items such as computer supplies, meeting and travel, directors fees, postage, mortgage origination related expenses and professional fees.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

        In the normal course of business, the Bank has various outstanding contractual obligations that will require future cash outflows. The Bank's contractual obligations for maturities of deposits and borrowings are presented in the Gap Analysis included herein under Item 7. In addition, in the normal course of business, the Bank enters into purchase obligations for goods or services. The dollar amount of such purchase obligations at December 31, 2007 is not material. The following table reflects contractual obligations of the Bank as of December 31, 2007.

Contractual Obligations (in thousands)	Within One Year	One Year to Three Years	Three Years to Five Years	After Five Years	Total
Short-term borrowings	$66,425	$—	$—	$—	$66,425
Long-term borrowings	—	5,000	2,000	30,774	37,774
Operating Leases	267	351	42	22	682

Total contractual obligations excluding deposits	66,692	5,351	2,042	30,796	104,881
Deposits	860,030	100,271	3,141		963,442

Total contractual obligation	$926,722	$105,622	$5,183	$30,796	1,068,323

        In addition to the contractual obligations described above, the Bank, in the normal course of business, issues various financial instruments, such as loan commitments, guarantees and standby letters of credit, to meet the financing needs of its customers. Such commitments for the Bank, as of December 31, 2007, are presented in Note 14 to the consolidated financial statements.

        As part of its ongoing business, the Bank does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2007, the Bank is not involved in any unconsolidated SPE transactions.

New Accounting Standards

        See Note 1 to the consolidated financial statements for a discussion of new accounting standards and management's assessment of the potential impact on the Bank's consolidated financial statements.

Inflation

        Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

        While the effect of inflation is normally not as significant as is the influence on those businesses that have large investments in plant and inventories, it does have an effect. There are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans, and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Forward Looking Statement

        The discussions presented in this annual report contain statements that could be deemed forward looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which statements are inherently subject to risks and uncertainties. Forward looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," or other statements concerning opinions or judgments of the Bank and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of the Bank's customers or vendors, actions of government regulators, the level of market interest rates, and general economic conditions.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Quantitative and Qualitative Disclosures About Market Risk

        See "Market Risk" on page 143.

As of September 30, 2008

Recent Government Actions

        On October 14, 2008, under authority granted by EESA, the United States Department of the Treasury adopted TARP and the Capital Purchase Program pursuant to which the Treasury intends to make senior preferred stock investments in participating financial institutions. The terms and conditions of the Capital Purchase Program are generally described in the Treasury's term sheet available on the Treasury's website at http://www.ustreas.gov. The Company intends to participate in the Treasury's Capital Purchase Program, and apply for the maximum of 3% of total risk-weighted assets. This translates to approximately $35 to $37 million in additional capital.

        Another aspect of EESA (in addition to the Capital Purchase Plan) which became effective on October 3, 2008 is a temporary increase of the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The basic deposit insurance limit will return to $100,000 after December 31, 2009.

        In addition, the Bank anticipates participating in the FDIC's Temporary Liquidity Guarantee Program, which was announced October 14, 2008 as part of EESA. This guarantee applies to the following transactions:

  •
  All newly issued senior unsecured debt (up to $1.5 trillion) issued on or before June 30, 2009, including promissory notes, commercial paper, inter-bank funding, and any unsecured portion of secured debt. For eligible debt issued on or before June 30, 2009, coverage would only be provided for three years beyond that date, even if the liability has not matured; and

  •
  Funds in non-interest-bearing transaction deposit accounts (up to $500 billion) held by FDIC-insured banks until December 31, 2009.

        All FDIC institutions are covered for the first 30 days at no cost. After the initial 30 day period expires, the institution must opt out if it no longer wishes to participate in the program; otherwise, it will be assessed for future participation. There will be a 75-basis point fee to protect new debt issues and an additional 10-basis point fee to fully cover non-interest bearing deposit transaction accounts.

Overview

        The following discussion describes our results of operations for the quarter and nine-month period ended September 30, 2008 as compared to the quarter and nine-month period ended September 30, 2007, and also analyzes our financial condition as of September 30, 2008 as compared to December 31, 2007. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is the amount of net interest income, or the difference between the income on interest-earning assets, such as loans and investments, and the expense on interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on interest-bearing liabilities.

        Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section, we have included a detailed discussion of this process.

        In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

        The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

        The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or occurrences after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Changes in Financial Position

        Total assets at September 30, 2008 were $1,469.4 million, an increase of $258.3 million or 21.3% compared to assets of $1,211.1 million at December 31, 2007. The increase included assets acquired from the Cardinal merger and capitalized merger costs totaling $219.9 million. Without the additional assets acquired in the merger, assets would have increased $38.4 million or 3.2%. The loan portfolio, net of allowance for losses, was $1,102.1 million including net loans at fair value from the Cardinal acquisition of $149.9 million at March 31, 2008, compared to $886.3 million at December 31, 2007. Gross loans held for investment increased by $219.9 million, or 24.5%, of which $151.6 million came from the Cardinal acquisition. Excluding the impact of the Cardinal acquisition, gross loans held for investment increased by $68.3 million, or 7.6%. The allowance for loan losses increased $4.1 million with Cardinal contributing $1.7 million to the allowance on the date of acquisition.

        Loan growth concentration was divided within the following categories. Commercial loans increased by $72.8 million, or 14.2%, with $98.2 million acquired in the Cardinal merger and a decrease of $20.0 million attributable to the Cardinal region since acquisition. Construction and land development loans increased by $57.7 million, or 39.2%, with $18.3 million acquired in the Cardinal merger and an increase of $13.7 million attributable to the Cardinal region since acquisition. Home equity lines of credit increased $21.6 million, 21.6%, with $8.3 million acquired at merger and $0.5 million decrease attributable to the Cardinal region since acquisition. Loans were funded by certificates of deposit, negotiable orders of withdrawal ("NOW"), money market deposits, and borrowings. The Bank promoted one or more special certificate of deposit rates throughout the period.

        Mortgage loans held for sale decreased by $7.9 million (15.0%) as the Bank continued its strategy of selling mortgage loans mostly to various investors with servicing rights released and to a lesser extent to the Federal National Mortgage Association with servicing rights retained. These loans are held normally for a period of two to three weeks before being sold to investors. The timing of the loans closed within each month allowed the Bank to sell more of its outstanding loans at the end of September 2008 than at year end 2007. Mortgage loans closed in 2008, ranging from a low of $58.7 million in January to a high of $109.1 million in February, totaled $772.6 million, compared to $694.6 million for the same year-to-date period ended September 30, 2007. Mortgage loans sold during the nine months ended September 30, 2008 totaled $780.5 million compared to $701.2 million during the same period in the prior year. During April, 2008 Sidus expanded its footprint along the East Coast by entering into 6 new states in the New England area throughout the following 6 months. This contributed to the increase in gains on sales of mortgages and to the increased volume in mortgage loans originated and sold.

        The securities portfolio decreased 1.3% from $142.5 million at December 31, 2007, to $140.7 million at September 30, 2008. The portfolio is comprised of U.S. treasury securities (2.1%), securities of federal agencies (29.7%), mortgage-backed securities (38.6%), tax-exempt municipal securities (29.5%), and publicly traded common and preferred stocks (0.04%). Temporary investments, including deposits at the Federal Home Loan Bank ("FHLB") and federal funds sold, increased from approximately $472,000 at December 31, 2007 to $748,000 at September 30, 2008. The Company recognized other than temporary impairment pre-tax loss of $972,800, as discussed in Note 4, on Freddie Mac preferred securities. However, no assurance can be made that the Company will not have other than temporary impairment on these securities in the future.

        Other assets increased $5.1 million during the nine-month period ended September 30, 2008, due largely to the deferred tax benefit of $2.0 million acquired in the purchase of Cardinal. Other real estate owned (OREO) increased $2.4 million, with $0.9 million attributable to the Cardinal merger, and additional investments were made in the amount of $0.6 million. Offsetting the increase was a decrease in the BOLI receivable of $568,000 from a death benefit, as it was received during the first quarter 2008. The Company evaluates the Banking and Sidus segments for impairment on an annual basis at April 30 and October 1, respectively. Upon evaluation management determined that no impairment existed in the banking segment. Evaluation of the Sidus segment is currently in process. However, no assurance can be made that the Company will not have impairment in the banking or Sidus reporting unit in the future.

        Deposits increased $144.4 million or 15.0% comparing September 30, 2008 to December 31, 2007, with $11.2 million of this increase occurring during the third quarter. Deposits totaling $170.7 million were attributable to the Cardinal acquisition. Overall, noninterest-bearing demand deposits increased $2.6 million or 1.7% during the nine-month period ended September 30, 2008, which includes the $15.8 million from the Cardinal acquisition and an additional increase of $0.6 million from the Cardinal region. NOW, savings, and money market accounts increased $45.9 million or 19.7% with Cardinal contributing $49.6 million at merger but decreasing by $10.9 million since the acquisition. Certificates of deposit over $100,000 increased $17.6 million or 6.6% with Cardinal contributing $29.9 million and increasing to $41.0 million since the acquisition. Other certificates of deposit increased $78.3 million or 25.4% with Cardinal contributing $73.5 million in other certificates of deposit at time of merger. The noninterest-bearing deposit growth was concentrated in business checking accounts which increased $1.2 million. The largest increase in interest-bearing deposits was in the money market accounts which increased $24.6 million. NOW accounts and savings increased $21.3 million. During the third quarter, the Company offered a three-month COD special rate as an alternative to its money market investors who were seeking higher rates.

        Borrowed funds increased $94.0 million or 90.2% comparing September 30, 2008 to December 31, 2007. The portion of the increase allocated to the Cardinal acquisition was $4.3 million in borrowings and $0.7 million in repurchase agreements. The rest of the increase was advances from the FHLB (up $101 million) and repurchase agreements (up $13 million) while overnight borrowings from Silverton Bank decreased by $20 million. The net increase in borrowings provided additional liquidity and funded loan growth. As of September 30, 2008, long term borrowings consisted of $25.8 million trust preferred securities, advances from the FHLB of $14.3 million and a structured wholesale repurchase agreement of $5.0 million. Yadkin Valley Statutory Trust I issued the trust preferred securities on November 1, 2007, at a rate equal to the three-month LIBOR rate plus 1.32%. The trust preferred securities mature in 30 years, and can be called by the Trust without penalty after five years. Deposit growth also provided funding for the $220 million growth in the loan portfolio.

        Other liabilities increased by $0.5 million or 7.7% from December 31, 2007 to September 30, 2008. Accrued postretirement expenses under the split dollar agreements increased by $1.1 million, accrued incentive bonus plan expenses decreased by $1.1 million and accrued liability for the settlement of lawsuits increased due to the uncertainties concerning the outcome.

        At September 30, 2008, total stockholders' equity was $152.7 million or a book value of $13.24 per share compared to $133.3 million or a book value of $12.62 per share at year-end December 31, 2007. The tangible book values per share at September 30, 2008 and December 31, 2007 were $8.12 and $9.12, respectively. At September 30, 2008, the Company was in compliance with all existing regulatory capital requirements including those to maintain Yadkin Valley Bank and Trust Co. as a well-capitalized bank. During the nine-month period ended September 30, 2008, the Company did not purchase any shares of its common stock.

Liquidity, Interest Rate Sensitivity and Market Risk

        The Bank derives the majority of its liquidity from its core deposit base and to a lesser extent from wholesale borrowing. The balance sheet liquidity ratio, measured by the sum of cash (less reserve requirements), investments, and loans held for sale reduced by pledged securities, as compared to deposits and short-term borrowings, was 13.4% at September 30, 2008 compared to 17.1% at December 31, 2007. Additional liquidity is provided by $94.9 million in unused credit including federal funds purchased lines provided by correspondent banks as well as credit availability from the Federal Home Loan Bank of Atlanta. In addition, the Bank has unpledged marketable securities of $72 million available for use as a source of collateral. The Bank has been able to generate deposits in its local markets without having to rely significantly on brokered deposits. At September 30, 2008, brokered deposits totaled $23.0 million which consisted primarily of brokered deposits acquired in the Cardinal acquisition. The Bank identifies brokered funds as deposits obtained through the Certificate of Deposit Account Registry Service ("CDARS") totaling $20.3 million and through Finistar totaling $2.7 million at September 30, 2008. The Bank sets its own rates lower than its regular rates for certificates of deposit obtained through CDARS. The Bank places deposits for its own relationship customers into the service and obtains reciprocal certificates of deposit from other banks participating in the service. Finistar sets the rates on its transaction accounts monthly on behalf of municipal depositors.

        Management continues to assess interest rate risk internally and by utilizing outside sources. Following a period of stable rates, the balance sheet is asset sensitive over a three-month period. Net cumulative repricing assets (i.e. the amount of repricing assets less repricing liabilities) over that period represent about 24% of total assets. Over a period of twelve months, the balance sheet becomes liability sensitive. Net cumulative repricing liabilities over that period represent about 5% of total assets. Although the balance sheet is slightly liability sensitive after twelve months, net interest income over that period would have a positive correlation to rate changes because net assets will reprice early in the period. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap.

        The mortgage loans held for sale by Sidus are funded by short-term borrowings. Although the repricing dates of the mortgage assets and borrowings are approximately the same, the interest rate spread fluctuates because the assets and liabilities reprice at different points on the yield curve. The fifteen to thirty year mortgage assets, usually held for two to three weeks prior to being sold, are priced based on the fifteen to thirty year mortgage-backed security yield curve, whereas the borrowing rates to fund Sidus loans are based on the one month point on the LIBOR yield curve. While the net interest income between these points is positive unless the yield curve is inverted, a decrease in the slope of the yield curve will result in a decrease in the net interest margin for Sidus. Conversely, an increase in the slope will result in an increase in Sidus' net interest margin. The yield curve for the first nine months of 2008 was generally steeper than it was for the first nine months of 2007, and as expected, Sidus' net interest margin increased by 168 basis points from the third quarter of 2007 to the third quarter of 2008. Sidus' net interest margin increased by 161 basis points from the first nine months of 2007 as compared to the first nine months of 2008.

        The Company has not used derivative financial instruments such as futures, forwards, swaps and options historically, however, such instruments are available to management if needed. The Company has no market risk sensitive instruments held for trading purposes. The Company's exposure to market risk is reviewed regularly by management.

Results of Operations

        Net income for the three-month period ended September 30, 2008 was $1,792,755, compared to $3,922,357 in the same period of 2007, a decrease of 54.3%. Basic and diluted earnings per common share were $0.16 and $0.15 for the three-month period ended September 30, 2008. Basic and diluted earnings per common share were $0.37 for the three-month period ended September 30, 2007, respectively. On an annualized basis, results represent returns on average assets of 0.49%, 1.04%, and 1.38% for the quarters ended September 30, 2008, December 31, 2007, and September 30, 2007, respectively. Returns on average equity for the same periods were 4.66%, 9.14%, and 11.94%.

        The Company calculates tangible equity by subtracting goodwill and core deposit intangible from total equity. Return on average tangible equity (annualized) was 7.61% for the quarter ended September 30, 2008, as compared to 16.72% for the quarter ended September 30, 2007 mainly due to the decline of the quarterly net income.

        Net income for the nine-month period ended September 30, 2008 was $6,433,992, compared to $11,621,162 in the same period of 2007, a decrease of 44.6%. Basic and diluted earnings per common share were both $0.57 for the nine-month period ended September 30, 2008. Basic and diluted earnings per common share were $1.10 and $1.08 for the nine-month period ended September 30, 2007, respectively. On an annualized basis, year-to-date results represent a return on average assets of 0.64% for the nine months ended September 30, 2008 compared to 1.40% for the nine months ended September 30, 2007, and a return on average equity of 5.87% compared to 12.08% for the nine months ended September 30, 2007.

        Total interest income of the Bank for the nine months ended September 30, 2008, included $4.7 million from the Cardinal region, which the Company acquired on March 31, 2008 (refer to Note 3). This represents 8.6% of the total interest income for the Bank. The Sidus segment had interest income of $1.9 million. Total interest expense of the Bank for the nine months ended September 30, 2008, included $2.7 million from the Cardinal region, 11.2% of the Bank's total interest expense. The Sidus segment had interest expense of $0.8 million. Cardinal's noninterest income was $223,000 which represented 3.7% of the Bank's total noninterest income for the period. The Sidus segment had noninterest income of $5.4 million and noninterest expense of $4.7 million. Cardinal's noninterest expense was $2.5 million which represented 10.6% of the Bank's total noninterest expense of $23.7 million for the period. Cardinal's net loss for the period of $300,000 represented a loss of 5.2% of net income for the Bank.

Net Interest Income

        Net interest income, the largest contributor to earnings, decreased slightly to $10.6 million in the third quarter of 2008, compared with $10.7 million in the same period of 2007. The decrease in the prime interest rate was offset by the additional net interest income earned by the recently acquired Cardinal region. The net interest margin declined to 3.33% in the third quarter of 2008 from 3.34% in the second quarter of 2008 and 4.24% in the third quarter of 2007.

        Net interest income for the nine-month period ended September 30, 2008 decreased to $30.4 million from $31.4 million when compared to the same period in 2007. The decrease in the prime interest rate was offset by the additional net interest income earned by the recently acquired Cardinal region. The net interest margin declined to 3.39% in the first nine months of 2008 from 4.26% in the first nine months of 2007.

        The quarter-to-date margin decline was driven by the Bank's short term asset sensitivity to changing interest rates. A comparison of the third quarters of 2008 and 2007 shows that yield on earning assets decreased by 152 basis points which was partially offset by a decrease of 90 basis points in the yield on interest bearing liabilities. The decline in yield on earning assets was attributable to the yield on loans which declined by 185 basis points in the third quarter of 2008 as compared to the third quarter of 2007. Variable rate loans that reprice in three months or less comprised 45.0% of total loans held for investment at September 30, 2008, down from 48.4% at September 30, 2007.

        The net interest margin for the nine-month period ended September 30, 2008 declined by 87 basis points to 3.39% from the same period in the prior year. The decrease was attributed to a decline in the yield from loans by 151 basis points as compared to the yield on interest bearing liabilities that only declined by 62 basis points. The impact of the steep decline in the prime rate over the past twelve months, especially during the first quarter of 2008, has reduced net interest income as earning assets have been more sensitive to rate changes than interest-bearing liabilities.

        The Company maintains an asset-sensitive position with respect to the impact of changing rates on net interest income. The prime rate decreased by 350 basis points from September 19, 2007 to April 30, 2008, including a steep decline of 175 basis points during the first quarter of 2008 and another 25 basis point decline in April 2008. After a period of about three months following a rate decrease, we believe the Company's net interest margin should begin to increase assuming a consistent mix of asset and liability categories. The Company's internal management reports indicate that the monthly net interest margin, excluding the impact of Sidus, reached its lowest point for the year during May. During the third quarter, the monthly net interest margin ranged from 3.28% (July) to 3.40% (September). Comparing the linked third and second quarters of 2008, the net interest margin declined by 1 basis point as prime rate remained unchanged throughout the second and third quarters.

Average Balance Sheets and Net Interest Income Analysis
(Dollars in Thousands)
(Unaudited)

	Nine Months Ended:
	September 30, 2008			September 30, 2007
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
INTEREST EARNING ASSETS
Federal funds sold	$4,294	$45	1.40%	$6,626	$268	5.41%
Interest bearing deposits	11,095	300	3.60%	3,162	110	4.65%
Investment securities(1)	142,817	5,603	5.23%	135,703	5,174	5.10%
Total loans(1)(2)	1,057,970	51,104	6.43%	855,011	50,808	7.94%

Total average earning assets(1)	1,216,176	57,052	6.25%	1,000,502	56,360	7.53%

Noninterest earning assets	129,706			110,521

Total average assets	$1,345,882			$1,111,258

INTEREST BEARING LIABILITIES
NOW and money market	$232,443	$3,010	1.73%	$187,946	$3,118	2.22%
Savings	36,942	155	0.56%	36,445	273	1.00%
Time certificates	619,681	19,572	4.21%	545,262	19,590	4.80%

Total interest bearing deposits	889,066	22,737	3.41%	769,653	22,981	3.99%
Repurchase agreements sold	50,005	922	2.46%	34,681	866	3.34%
Borrowed funds	94,158	2,428	3.44%	18,912	654	4.62%

Total interest bearing liabilities	1,033,229	26,087	3.36%	823,246	24,501	3.98%

Noninterest bearing deposits	155,585			152,976
Stockholders' equity	146,134			128,579
Other liabilities	10,934			6,457

Total average liabilities and stockholders' equity	$1,345,882			$1,111,258

NET INTEREST INCOME/ YIELD(3)(4)		$30,965	3.39%		$31,859	4.26%

INTEREST SPREAD(5)			2.89%			3.55%

(1)
Interest income and yields related to securities and loans exempt from Federal income taxes are stated on a fully tax equivalent basis, assuming a Federal income tax rate of 34%, reduced by the nondeductible portion of interest expense.

(2)
The loan average includes loans on which accrual of interest has been discontinued.

(3)
Net interest income is the difference between income from earning assets and interest expense.

(4)
Net interest yield is net interest income divided by total average earning assets.

(5)
Interest spread is the difference between the average interest rate received on earning assets and the average rate paid on interest bearing liabilities.

Provisions and Allowance for Loan Losses

        Adequacy of the allowance or reserve for loan losses of the Bank is a significant estimate that is based on management's assumptions regarding, among other factors, general and local economic conditions, which are difficult to predict and are beyond the Bank's control. In estimating these loss reserve levels, management also considers the financial conditions of specific borrowers and credit concentrations with specific borrowers, groups of borrowers, and industries.

        The provision for loan losses was $1,334,000 for the third quarter of 2008 compared to $300,000 for the third quarter of 2007 and $3,492,000 for the nine-month period ended September 30, 2008 compared to $800,000 for the same period in 2007. This provision reflects management's assessment of the adequacy of the allowance for loan losses to absorb losses inherent in the loan portfolio due to credit deterioration or changes in the risk profile. The assessment primarily considers the allowance for loan loss levels relative to risk grades assigned by credit administration to loan types. The risk grades are based on several factors including historical data, current economic factors, composition of the portfolio, and evaluations of the total loan portfolio and assessments of individual credits within specific loan types. Because these factors are dynamic, the provision for loan losses can fluctuate. Periodic credit quality reviews performed on a sample basis are based primarily on analysis of borrowers' cash flows, with asset values considered only as a second source of payment.

        Management uses several measures to assess and monitor the credit risks in the loan portfolio, including a loan grading system that begins upon loan origination and continues for the entire life of the loan. Upon loan origination, the Bank's originating loan officer evaluates the quality of the loan and assigns one of eight risk levels. The loan officer monitors the loan's performance and credit quality and makes changes to the risk grade as conditions warrant. The Chief Lending Officer coordinates the loan approval process for loans not involving the Board by delegating authority to certain lenders and by appointing the members and chairman of the Bank Loan Committee. The Bank Loan Committee is comprised of bank officers and approves new loans and relationship exposures over certain dollar amounts. Officer loan approval limits are reviewed and approved by the board of directors. The Chief Lending Officer is responsible for the credit policy which includes underwriting guidelines and procedures. The Chief Lending Officer is a voting member of the Bank Loan Committee.

        Management uses the information developed from the procedures above in evaluating and grading the loan portfolio. This continual grading process is used to monitor the credit quality of the loan portfolio and to assist management in determining the appropriate levels of the allowance for loan losses.

        As a part of the continual grading process, loans over $20,000 are assigned a credit risk grade based on their credit quality, which is subject to change as conditions warrant. Any changes in risk assessments as determined by loan officers, credit administrators, regulatory examiners and management are also considered. Management considers certain loans graded "doubtful" or "loss" to be individually impaired and may consider "substandard" loans individually impaired depending on the borrower's payment history. The Bank measures impairment based upon probable cash flows and the value of the collateral. Impaired loans are identified and evaluated for specific reserves in a periodic analysis of the adequacy of the reserve. In estimating reserve levels, the Bank aggregates the remaining loans not deemed to be impaired and reviews the historical loss experience as well as environmental factors by type of loan as additional criteria to allocate the allowance. The historical loss experience factors applied to "watch list" and "substandard" loans that are not individually impaired are given additional weighting in assessing probable losses inherent in the portfolio. Internal environmental factors applied to non-impaired loan pools include past-due and nonaccrual trends, risk grade migration trends and the assessment of underwriting and servicing. External environmental factors include interest rate trends, unemployment rate trends, and real estate loan concentrations.

        Management considers the allowance for loan losses adequate to cover the estimated losses inherent in the Bank's loan portfolio as of September 30, 2008. Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and will consider future additions to the allowance that may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the recognition of adjustments to the allowances based on their judgments of information available to them at the time of their examinations.

        The allowance for loan losses is created by direct charges to provision expense. Losses on loans are charged against the allowance for loan losses in the accounting period in which they are determined by management to be uncollectible. Recoveries during the period are credited to the allowance for loan losses.

        Management realizes that general economic trends greatly affect loan losses. Assurances cannot be made either (1) that further charges to the allowance account will not be significant in relation to the normal activity or (2) that further evaluation of the loan portfolio based on prevailing conditions may not require sizable additions to the allowance, thus necessitating similarly sizable charges to provision expense. Net loan charge offs were $1,069,381 or 0.14% (annualized) of average loans held for investment for the nine months ending September 30, 2008 compared to $399,611 or 0.06% (annualized) of average loans held for investment for the nine months ending September 30, 2007. Performance remains better than the peer group as loan quality is strong. The increase over last year was caused by some weakening in the economy resulting in an uptick in charge-offs across all categories of loans. As of September 30, 2008, the allowance for loan losses was $16.5 million or 1.48% of gross loans held for investment. This allowance level compares with $12.4 million or 1.38% of loans held for investment at December 31, 2007 and $10.8 million or 1.33% at December 31, 2006. Management considers the allowance for loan losses at September 30, 2008 to be adequate.

        Total non-performing assets increased from $2.6 million to $12.7 million and from 0.21% to 0.86% of total assets as of December 31, 2007 and September 30, 2008, respectively. Total other real estate owned ("OREO") increased from approximately $600,000 at December 31, 2007 to $3.0 million at September 30, 2008, including $0.9 million of OREO from the Cardinal acquisition. Also added during the third quarter were two newly constructed homes valued at $1.5 million. Total nonaccrual loans increased from $2.0 million at December 31, 2007 to $9.7 million at September 30, 2008, including $0.7 million of nonaccrual loans acquired from Cardinal. The increases in nonaccrual loans, impaired loans, and OREO are the result of some economic softening in our markets during the first nine months of 2008. Each non-performing loan has been analyzed to determine the amount needed to reserve in the allowance for loan losses based on an assessment of the collateral value. We have downgraded loans for which the probability of collection is more uncertain and written down OREO property values where net realizable values have declined. The largest amount of nonaccrual loans for one customer totaled $3.6 million for a commercial and industrial loan relationship, for which $1.2 million was specifically assigned to the allowance. The loans are current but were placed in nonaccrual status because the customer's industry, which was related to the lumber market, continued to weaken during the third quarter. Two other relationships in the residential construction and land development market amounted to $0.6 million each, for which a combined total of $0.1 million was assigned to the allowance. Both relationships include loans that were past due 90 days or more, and the Bank started foreclosure proceedings on the land development loans which are the most severely past due.

        Changes in the allowance for loan losses for the periods ended September 30, 2008, are as follows (in thousands):

	Three Months	Nine Months
Balance, beginning of period	$15,879	$12,445
Charge offs	(739)	(1,462)
Recoveries	39	393
Provision for loan losses	1,334	3,492
Acquisition of Cardinal	13	1,658

Allowance for Loan Losses, end of period	$16,526	$16,526

        Changes in the allowance for loan losses for the periods ended September 30, 2007, are as follows (in thousands):

	Three Months	Nine Months
Balance, beginning of period	$11,276	$10,829
Charge offs	(394)	(612)
Recoveries	47	212
Provision for loan losses	300	800

Allowance for Loan Losses, end of period	$11,229	$11,229

        The following table presents the Bank's investment in loans considered to be impaired and related information on those impaired loans:

	September 30, 2008	December 31, 2007
Impaired loans without a related allowance for loan losses	$4,820,559	$1,610,836
Impaired loans with a related allowance for loan losses	6,843,030	6,191,025

Total impaired loans	$11,663,589	$7,801,861

Allowance for loan losses related to impaired loans	$2,620,531	$2,022,764

        Nonaccrual loans at September 30, 2008 and December 31, 2007 were $9.7 million and $2.0 million, respectively. All loans over 90 days are put on nonaccrual and stop accruing interest. Loans are considered impaired and are placed on the nonaccrual list if, based on current information, circumstances or events, it is probable that the Bank will not collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. However, treating a loan as impaired does not necessarily mean that we expect to incur a loss on that loan, and our impaired loans may include loans that currently are performing in accordance with their terms. When a nonaccrual loan has paid according to the schedule for at least six months and the customer demonstrates the intent and ability to continue to pay in a timely manner, the Bank will begin accruing interest but continue to classify the loan as impaired.

Noninterest Income

        Noninterest income consists of all revenues that are not included in interest and fee income related to earning assets. Total noninterest income decreased approximately $499,000 or 14.0% comparing the third quarters of 2008 and 2007. Total noninterest income decreased approximately

$713,000 or 6.1% comparing the year-to date periods at September 30, 2008 and September 30, 2007. The fluctuations in the income categories that make up noninterest income are as follows:

  •
  Service charges on deposit accounts

  •
  Quarter-to-date service charges in the aggregate on deposit accounts increased $169,000 or 16.8% due mainly to income from the Cardinal region of $81,000. Aggregate NSF fees income increased $125,000. Not sufficient funds ("NSF") fees excluding Cardinal increased $66,000. Automated Teller Machine ("ATM") fee income increased $32,000, and without Cardinal the increase was $27,000.

  •
  Year-to-date increases of $309,000 or 10.5% included income from Cardinal of $179,000 and an increase in NSF fees excluding Cardinal, of $149,000. Partially offsetting the aggregate increases, overdraft protection chargeoffs, net of recoveries, increased which can be attributed to the weakening economy. Although gross chargeoffs declined by $4,000, recoveries decreased by $28,000, resulting in a $24,000 net decrease in income. ATM fee income increased $46,000, and without Cardinal the increase was $19,000.

  •
  Other service fee income

  •
  Quarter-to-date other service fee income decreased by approximately $5,000 or 0.6%. Commission income earned from mortgage originations decreased by $82,000. Offsetting the decrease was income from Cardinal of $5,000, an increase in investment fees earned by the brokerage division, Main Street Investment Services, Inc. of $37,000, and an increase in merchant fee income and credit card user fees of $17,000.

  •
  Year-to-date other service fee income decreased approximately $120,000 or 4.4%. Mortgage fees were down by $272,000 as the number of mortgages originated by the Bank decreased. Mortgage origination fees collected by Sidus are included in the gain on sales of mortgage loans as discussed below. Investment fee income, earned by the brokerage division, Main Street Investment Services, Inc., increased by approximately $119,000. Cardinal contributed $14,000 to the aggregate increase in other service fee income.

  •
  Gain on sale of mortgages

  •
  Quarter-to-date results show that net gain on sales of mortgage loans increased by approximately $534,000 or 39.9%. Total loans originated increased by $48.6 million and total loans sold increased by $45.7 million. The adjustment resulting from earlier implementation of SAB 109 accounted for a $65,000 increase in income as mortgage interest rate lock commitments increased from $80.1 million at June 30, 2008 to $162.7 million at September 30, 2008. As discussed in Note 5 to the financial statements, mortgage interest rate lock commitments are under best efforts contracts to sell mortgages to agencies and other investors. The increase in loans sold and originated is due in part to the expansion into the New England states as discussed earlier.

  •
  Year-to-date, gain on sale of mortgage loans increased $1.0 million or 23.6%. The year-to-date SAB 109 adjustment resulted in an approximate increase in income of $227,000. SAB 109 was implemented in the first quarter of 2008. Year to date, loan closings increased by $72.8 million and loans sold increased by $79.7 million.

  •
  Net loss on sale of investments for quarter to date and year to date is represented largely by a loss of $972,800 from the write-down of the FHLMC preferred stock during the third quarter. Refer to Note 4 for additional information.

  •
  Income on investment in bank-owned life insurance ("BOLI") decreased by $17,000 for the quarter and $79,000 for the year as the cash surrender value continued to increase, but at a slower pace than prior quarters.

  •
  Mortgage banking income decreased approximately $75,000, or 117.0%, for the quarter and $209,000 or 75.7% for the year to date due in part to the valuation adjustment to mortgage servicing rights ("MSR")as the MSR was marked to fair value. The reduction in fair value was due mainly to a steady decline in the average serviced mortgage balances. In addition, there was a decrease in the servicing fees received. Average year-to-date serviced mortgage loans fell from $222.1 million to $196.6 million from September 30, 2007 to September 30, 2008.

  •
  Other income decreased by approximately $94,000 for the quarter and $149,000 for the year mainly due to losses on the sale of other real estate owned and the reduction of the check cashing fees.

Noninterest Expense

        Total noninterest expenses were $9,760,783 for the third quarter of 2008, compared to $8,016,281 in the same period of 2007, an increase of $1,744,502, or 21.8%. Total noninterest expenses were $28,556,148 for the nine months ended September 30, 2008, compared to $24,963,761 for the same period of 2007, an increase of $3,592,387, or 14.4%.

        The following is a summary of the fluctuations for the quarter and nine months ended September 30, 2008 as compared to September 30, 2007.

  •
  Salaries and benefits

  •
  Quarter-to-date aggregated salaries and employee benefit expenses increased by $512,000 or 11.1%. Cardinal's expenses, included in that amount, were $537,000. Accruals for the bonus incentive plan decreased $196,000 based on performance measures. Salaries and benefits associated with loan originations caused a reduction of expenses by $576,000 due to increased deferrals which were a product of increases in (1) loan volume and (2) cost per loan (held for investment) that was deferred. Salaries and wages increased by $420,000, excluding the $500,000 allocated to the Cardinal region. Aggregated other personnel expenses increased by $164,000, primarily for (1) post-retirement benefit accruals from split-dollar policies and for (2) expenses associated with operating the Cardinal division after its acquisition. In the aggregate, employee group insurance expense increased by $182,000, payroll taxes by $67,000, and 401(k) matching contributions by $10,000. Most of the increases in these categories were associated with the addition of previous Cardinal employees. Commission expenses decreased by $61,000 as mortgage origination production at the Bank declined.

  •
  Year-to-date salaries and employee benefit expenses in the aggregate were up by $599,000 or 4.1%, with Cardinal providing $632,000 of that increase. Cardinal's portion of the increases was in the following categories: salaries (increase $1.05 million), employee insurance (increase $114,000), miscellaneous personnel expense (increase $39,000) and payroll tax expense (increase $68,000). Excluding the expenses of the Cardinal region, incentive bonus expense was down $806,000, employee insurance was up $136,000, salaries were up $93,000, and FASB loan costs that were deferred (on held for sale loans) were up $1.1 million. Miscellaneous personnel expense increased by $263,000 as a result of the post-retirement benefit as explained in Note 10.

  •
  Occupancy expenses

  •
  Quarter-to-date occupancy and equipment expenses increased by $322,000 or 32.7%. The increase attributable to the addition of the Cardinal branches was $303,000, with the remaining 1.9% increase attributable to normal recurring increases in costs.

  •
  Year-to-date increases in occupancy and equipment expenses increased by $590,000 or 19.8% with the Cardinal region providing $597,000 of the increase.

  •
  Printing and supplies

  •
  Printing and supplies increased by $49,000, or 38.9%, comparing third quarter 2008 with third quarter 2007 with the Cardinal region contributing $24,000 of the increase. Supplies for the new offices opened or acquired after the first quarter of 2008 created additional expenses along with the normal increase in the price of supplies.

  •
  Year-to-date increases in printing and supplies increased $147,000 or 36.0% with Cardinal contributing $43,000 of the increase for reasons discussed above and the additional expenses related to the training of Cardinal and merger supplies.

  •
  Data processing

  •
  Quarter-to-date data processing expense increased $112,000 or 107.0%, with $43,000 attributable to Cardinal's outside processing expenses. Additional in-house processing due to the acquisition of Cardinal's accounts and increases in users account for the rest of the increase.

  •
  Year-to-date data processing expense increased $285,000 or 90.3% with Cardinal's outside data processing expenses contributing $103,000 to the overall increase. The additional increase in expense was for the same reasons as discussed above.

  •
  Communications expense

  •
  Quarter-to-date communications expense decreased by $66,000 or 19.5% even with additional expenses contributed by the Cardinal region of $39,000, as compared to the third quarter of 2007. The Company entered into a new contract for data and voice services at lower rates during the last half of 2007.

  •
  Year-to-date communications expense decreased by $176,000 or 18.9% compared with the same period of 2007 for the same reason discussed above.

  •
  Amortization of the core deposit intangible

  •
  Amortization of the core deposit intangible, recognized with the purchases of Main Street BankShares, Inc. in 2002, High Country Financial Corporation in 2004, and Cardinal State Bank in 2008 increased $35,000, or 17.8%, for the quarter due to the intangible acquired in the purchase of Cardinal on March 31, 2008. The CDI amortization is intended to match the expected life of the related deposits. The amortization related to the acquisition of Cardinal is $191,000 for the first twelve months and declines annually to $128,000 per year in the fourth year. Thereafter the expense remains constant until the amortization is completed in the second month of the tenth year.

  •
  For the year, the amortization increased $62,000, or 10.6%, for the same reason discussed above.

  •
  Other operating expenses

  •
  Quarter to date, other operating expenses increased approximately $780,000 or 47.4% with the Cardinal region contributing $157,000 of the increase. The largest increases were in the following categories: attorney fees due to additional services provided (up $66,000); advertising (up $309,000), FDIC assessments (up $155,000), and directors' fees (up $40,000) due to additional meeting expense and additional directors from the Cardinal region. Decreases in this category include: ATM service fees (down $101,000) due to change in service provider and miscellaneous expense (down $112,000) for reduced accruals for lawsuits because accrued amounts were deemed to be adequate based upon available information.

    •
    Year to date, other operating expenses increased $2.1 million or 39.5% with the Cardinal region contributing $410,000. The largest increases were in the following categories: accounting fees (up $258,000); ATM fees (down $142,000); advertising (up $409,000); FDIC assessments (up $309,000); taxes and licenses (up $132,000); outside service fees (up $180,000); attorney fees (up $72,000); and miscellaneous expense (up $77,000) for various other expenses including accrual for lawsuits.

Income Tax Expense

        Income tax expense for the third quarter of 2008 was $795,271 compared to $2,045,373 in the third quarter of 2007, a decrease of 61.1%. The effective tax rate for the third quarter of 2008 was 30.7% compared to 34.3% in the same period of 2007. The decrease of $1,250,102 is attributable to the larger portion of tax exempt income to total net income as a whole as compared to third quarter 2007 as explained below.

        Income tax expense for the nine month period ending September 30, 2008 was $2,907,282 compared to $5,716,111 a decrease of 49.1%. The effective tax rate for the nine months ending September 30, 2008 was 31.1% compared to 33.0% in the same period of 2007. The effective tax rate decrease was attributable to increased tax-exempt investment income and reduced annualized net income. Tax-exempt income from municipal loans and investments represented 14.8% of income before taxes for the first nine months of 2008, up from 6.7% for the same period last year. This increase in 2008 as compared to 2007 was the result of a significant decrease in income before taxes while tax exempt income increased moderately.

        The Company has in place a tax planning strategy to generate capital gains to offset the capital losses on the securities mentioned earlier in the event they are necessary prior to the expiration of the capital loss carryforward on the other than temporarily impaired investment charge.

 MANAGEMENT OF YADKIN VALLEY

        In this section, Yadkin Valley is also referred to as the "Company", "Yadkin", "we" and "our" and Yadkin Valley Bank is also referred to as the "Bank".

Directors, Executive Officers, and Other Significant Employees

        The following table sets forth information about Yadkin Valley's directors, executive officers, and other significant employees as of the date of this joint proxy statement/prospectus. Yadkin Valley's directors are elected each year to serve one-year terms. Executive officers serve at the discretion of Yadkin Valley's board of directors. Each director is also a director of Yadkin Valley Bank.

Principal Executive Officers

        The Company's Bylaws provide that the board shall elect the officers of the Company for a term of one year. Other than William A. Long, President and Chief Executive Officer of the Company, whose information appears above under the description of directors, the principal executive officers of the Company for the year ended December 31, 2007 were:

Name and Age at 12/31/07	Principal Occupation Over Last Five Years
Edwin E. Laws, 48	Vice President and Chief Financial Officer, Yadkin Valley Financial Corporation since July 2006; Executive Vice President and Chief Financial Officer, Yadkin Valley Bank and Trust Company, Elkin, NC.
Julie A. Mason, 40

Vice President and Controller, Yadkin Valley Financial Corporation since June 2007; Vice President and Controller, Yadkin Valley Bank and Trust Company, Elkin, NC, since December 2003; prior to that, CPA, Barnard Combs Potts & Rhyne (certified public accountants), Statesville, NC.

Stephen S. Robinson, 59

Executive Vice President and Chief Operating Officer, Yadkin Valley Financial Corporation since May 2007; Regional President, since 2003 and prior to that, Executive Vice President and Statesville City Executive, Yadkin Valley Bank and Trust Company, Elkin, NC.

Patricia H. Wooten, 46	Vice President and Corporate Secretary, Yadkin Valley Financial Corporation since July 2006; Corporate Secretary, Yadkin Valley Bank and Trust Company, Elkin, NC.

Directors

Name and age	Year first elected(1)	Principal occupation over last five years
J.T. Alexander, Jr., 71	2002	Chairman, J. T. Alexander & Son, Inc. (oil distributor); Member, ZipNGo, LLC (convenience stores); Vice President and Secretary of Acme Metal Slides, Inc.; agent, AFLAC (insurance); Manager, Big Daddy & Nonnie LLC (holding company); Member, Acme Metal Products, LLC; President, Acme Rental Co.; all of Statesville, NC.
Ralph L. Bentley, 72	2002	Physician, Piedmont Healthcare, P.A., Statesville, NC.

Name and age	Year first elected(1)	Principal occupation over last five years
Nolan G. Brown, 67	2004

Owner and President, Triad Group, Inc. and related companies and subsidiaries (health care), Yadkinville, North Carolina; Certified Public Accountant and former audit committee financial expert for Southern Community Financial Corporation, Winston-Salem, NC (Nasdaq: SCMF).

Faye B. Cooper, 60	2004	Treasurer, Mast General Store, Boone, NC.
Harry M. Davis, 59	2004

Professor of Finance, Appalachian State University, Boone, N.C. Dr. Davis has been a consultant to the banking industry on financial statements for over twenty years and is an instructor at the North Carolina School of Banking and the Bank Directors College where he teaches banking financial principles.

James A. Harrell, Jr., 61	1999	Self-employed dentist, Elkin, NC.
Dan W. Hill III, 63	2008

Partner, Hill Chesson & Woody (insurance brokerage), Durham, NC; Owner and President, HCW University Medical Insurance Plans, Inc., Chapel Hill, NC; Board member, 1st Insurance Services, Inc. (property and casualty insurance brokerage), Research Triangle Park, NC until 2006.

William A. Long, 61	2002

President and Chief Executive Officer, Yadkin Valley Financial Corporation since July 2006; President and Chief Executive Officer, Yadkin Valley Bank and Trust Company, Elkin, NC since August 2002; prior to that, President and Chief Executive Officer, Main Street BankShares, Inc. and Piedmont Bank, Statesville, NC.

Daniel J. Park, 73	1968	Self-employed attorney, Elkin, NC.
James L. Poindexter, 68	1968

President, Surry Hardware & Building Supply Co., Inc.; Owner, Wakefield Farm (hay and cattle); Owner, Poindexter Enterprises (real estate); Owner, Wakefield Woods (real estate development); all of Elkin, NC.

Morris L. Shambley, 67	2008	Co-owner and President, Shambley Farm, Efland, NC.
James N. Smoak, 59	1987	Retired; former President and Chief Executive Officer, Yadkin Valley Bank and Trust Company, Elkin, NC.
Harry C. Spell, 59	2002	Vice President and Secretary, MoCaro Dyeing & Finishing, Inc. (textile companies), Statesville, NC.
C. Kenneth Wilcox, 70	2004	Real estate developer, Boone, NC.

(1)
"Year first elected" refers to the year in which each individual first took office as a director and does not necessarily indicate a continuous term.

Committees of the Board of Directors

        The board has established the committees described below.

Executive Committee.

        The Executive Committee, between board meetings and subject to such limitations as may be required by law or imposed by board resolution, may exercise all of the Board's authority. The Executive Committee did not meet during 2007. During 2007, the Executive Committee consisted of directors Hal M. Stuart (chair until his retirement at the 2007 Annual Meeting), Ralph L. Bentley (chair after the 2007 Annual Meeting), Nolan G. Brown, Harry M. Davis, Faye B. Cooper, C. Kenneth Wilcox, William A. Long, Daniel J. Park, and Harry C. Spell.

Audit Committee.

        As outlined in the Audit Committee Charter, the Audit Committee is responsible for insuring that the board receives objective information regarding Company policies, procedures, and activities with respect to auditing, accounting, internal accounting controls, financial reporting, and such other Company activities as the board may direct. The Audit Committee engages a qualified firm of certified public accountants to conduct such audit work as is necessary for this purpose. The Audit Committee held six meetings during 2007. Please refer to the Audit Committee Report below. All of the members of the Audit Committee satisfy the audit committee independence requirements stated in the rules of The Nasdaq Stock Market, Inc. During 2007, the members of the Audit Committee were directors Nolan G. Brown (chair), J.T. Alexander, Jr., Faye B. Cooper, Harry M. Davis, James A. Harrell, Jr., and Daniel J. Park.

Nominating and Compensation Committee.
        The Nominating and Compensation Committee performs the dual roles of: (i) identifying individuals qualified to become board members; and (ii) determining the compensation of the executive officers of the Company and providing oversight to the employee benefit plans for the Company. The Committee's nominating committee functions include, among other things, identifying the names of persons to be considered for nomination and election by the Company's shareholders and, as necessary, recommending to the board the names of persons to be appointed to the board to fill vacancies as they occur between annual shareholder meetings. In identifying prospects for the Board, the Committee will consider individuals recommended by shareholders. Names and resumes of nominees should be forwarded to the Corporate Secretary who will submit them to the Committee for consideration. See "Director Nominations" below. The Committee's compensation committee functions include establishing the annual compensation, including salary, stock option plans, incentive compensation and other benefits, for senior management and providing oversight for the employee benefit plans for the other Company employees. Please refer to the Compensation Committee Report below. The Nominating and Compensation Committee held four meetings during 2007. During 2007, the members of the Committee, each of whom satisfied the compensation and nominating committee independence requirements stated in the rules of The Nasdaq Stock Market, Inc., were directors Daniel J. Park (chair), Ralph L. Bentley, Faye B. Cooper, Harry M. Davis, James A. Harrell, Jr., James L. Poindexter, and Hal M. Stuart (until his retirement at the 2007 Annual Meeting).

Other standing committees.

        The board has approved four additional standing committees to which certain responsibilities have been delegated. These are the Loan Committee, the ALCO Committee, the Marketing Committee, and the Real Estate and Expansion Committee.

Audit Committee Financial Experts

        Nolan G. Brown and Dr. Harry Davis have been named to serve as Audit Committee financial experts. Each person's qualifications to serve as an Audit Committee financial expert are listed under "Nominees" above.

Director Nominations

        The charter for the Nominating and Compensation Committee is available on the Company's corporate website located at http://www.yadkinvalleybank.com. No nominations are contemplated for the foreseeable future in view of the current size of the board unless there is a vacancy in the Board. At such time as there is a need for nominations to the Board, the Company's bylaws require that nominations for election to the board shall be made by the Nominating Committee appointed by the Board. The banking laws of the state of North Carolina require Directors to own Shares having at least $1,000 in book value. The nomination of any person for election to the board may also be made by a shareholder entitled to vote on such election if written notice of the nomination of such person shall have been delivered to the Company's Secretary at the principal office of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by shareholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination, of the beneficial owner, if any, on whose behalf the nomination is made, and of the person or persons to be nominated; (b) the class and number of shares of stock of the Company which are owned beneficially and of record by such shareholder and such beneficial owner, and a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) all other information regarding each nominee proposed by such shareholder as would be required to be included in the proxy statement for the meeting if the nominee had been nominated by the Board; and (e) the written consent of each nominee to serve as director of the Company if so elected. See "DATE FOR RECEIPT OF SHAREHOLDER PROPOSALS—Nominations of directors" in this proxy statement for further details.

Shareholder Communications with Directors

        The Company encourages all shareholders who wish to communicate with any of the Directors to do so electronically by sending an email to the following address: directors@yadkinvalleybank.com or by sending such inquiries by mail or telephone to the Company. The Company will forward all communications to the named Director or, if no particular Director is named, to the appropriate committee of the board for consideration.

Compensation Committee Report

        Please note that while Ms. Wooten and Ms. Mason are Yadkin executive officers, we have not included their compensation and other benefits information in this section. Pursuant to Item 402(a)(3)(iii) of Regulation S-K and Item 402(a)(9)(iii) of Regulation S-K, because neither Ms. Wooten's nor Ms. Mason's compensation exceeds $100,000, such information is not required.

Compensation Discussion and Analysis

         Compensation Policy:    The objectives of the executive compensation program of the Company are to attract and retain qualified management, enhance achieving key operational and financial goals, reward key performers who contribute to positive returns for shareholders, and link compensation opportunities to performance based on financial and strategic objectives. Our Nominating and Compensation Committee intends to keep compensation levels competitive with its peer group of similarly situated banks and bank holding companies. Our compensation strategy is to maintain an executive compensation program that strengthens the link between executive compensation and the Company's financial performance.

        Cash compensation for all employees of the Company is paid by Yadkin Valley Bank and Trust Company, the principal subsidiary of the Company. The Company's 2007 annual cash compensation program was based upon the following principles:

  •
  Base salaries are targeted to the mid-point of the range of salaries paid to executive officers of the Company's peer group of similarly situated banks and bank holding companies.

  •
  Annual cash incentive awards are dependent upon the Bank's performance.

  •
  Long-term compensation is in the form of the stock options, which directly links executive officers' rewards to our stock price appreciation.

        In determining compensation levels, our Compensation Committee considers annual salary levels which will attract and retain qualified executives when combined with our long-term stock option grants. The Committee has determined that our annual cash incentive program should be a significant portion of management compensation and should be based upon an evaluation of certain annual financial performance criteria of the Company, which contributes to shareholder value. The Compensation Committee intends to maintain compensation practices that reflect the conservative economic culture in which the Company operates. The Bank does not provide executive officers with reserved parking spaces or separate dining or other facilities. The Bank's bonus compensation, health care and insurance programs include all eligible employees, as well as our named executive officers.

        Although Mr. William A. Long, the President and Chief Executive Officer of the Company, does not attend regular meetings of the Compensation Committee, he is invited to attend the portion of the Compensation Committee that determines annual executive officer salaries to recommend compensation other than his own. He is also permitted to discuss the targets for our annual incentive cash compensation plan, but all final targets are determined by the Compensation Committee. Mr. Long is not permitted to be present while his compensation is being debated or approved by the Compensation Committee. He may be present when the compensation of the other executive officers is debated and approved. During 2007, he participated in the discussion of executive compensation other than his own.

Components of our Compensation Program:

         Base Salary.    Base salaries for executive officers are reviewed and approved annually by our Compensation Committee. Annual cash salaries are based upon a review of the range of salaries earned by executive officers of the banking institutions within our peer group, and targeted to the mid-point of the range of salaries paid by our peer group. The Committee examined salary information for our peer group as provided by Matthews, Young—Management Consulting, a third party management consultant experienced in compensation matters for the banking industry. Matthews Young prepares compensation surveys on behalf of the North Carolina, South Carolina and Georgia Bankers Associations. In determining base salaries, the Committee does not establish performance thresholds or other measures that directly relate base salaries to operating performance, although overall performance of the Company is a consideration. The goal of the Committee is to keep

Mr. Long's total annual cash compensation at the mid-point of the range of the Company's peer group. In January 2007, his annual salary was set at $312,490 for the 2007 compensation year, which was just above the mid-point of the range of salaries paid to the chief executive officers of the Company's peer group. At Mr. Long's request, the Committee also increased the annual salary of our Chief Financial Officer, Edwin E. Laws, by 35% to $140,000 and, in anticipation of his promotion to an executive officer of the Company, increased the annual salary of Mr. Robinson by 38% to $190,000.

         Annual Cash Incentive Compensation.    All employees of the Company are eligible to receive annual cash incentive compensation based upon the Company's Annual Incentive Compensation Plan designed by the Compensation Committee. In determining the Company's 2007 financial performance, the Compensation Committee was assisted by Matthews, Young—Management Consulting in establishing the financial targets and weightings of the factors. The financial targets for the 2007 Plan are the same as under the 2006 Plan, but the weightings of the factors were adjusted from the 2006 Plan. Annual incentives are based on a percentage of the mid-point of each employee's salary range. The size of the annual incentive bonus pool is determined by the Company's success in achieving the stated corporate objectives. The performance targets for determining the bonus pool reflect the Compensation Committee's commitment to maintaining a strong incentive compensation plan that is directly related to maximizing shareholder value. For additional information regarding the corporate objectives and their weighting factors during 2007, please see the description of the 2007 Annual Cash Incentive Compensation Plan under Executive Compensation above.

        The Compensation Committee believes the financial performance of the Company has been superior for several years and would like to increase Mr. Long's total cash compensation to the maximum of the range of executive officer salaries for our peer group. The Committee believes the cash compensation above the mid-point of the range should come from his annual cash incentive payment, so his total cash compensation is dependent on the financial performance of the Company. For its financial performance in 2007, the Company achieved 80% of the maximum bonus pool. The Compensation Committee awarded cash bonuses to all employees based on a percentage of the mid-point of the employee's salary range. The cash incentive amount awarded to Mr. Long for 2007 represented 31% of his 2007 base compensation.

         Equity Incentive Compensation.    The Compensation Committee awards stock options to executive officers from our shareholder approved stock option plans as a long-term incentive to align the executives' interests with those of other shareholders and to encourage significant stock ownership. Under the stock option plans of the Company, the Compensation Committee grants to selected key employees options to purchase shares of common stock at a price equal to the fair market value of the shares on the date of grant. Option recipients will receive value from stock option grants only to the extent that the market price of our common stock exceeds the exercise price of the stock options. During 2007, the Compensation Committee awarded stock options to several officers, including the Company's named executive officers. For additional information regarding these stock option awards, please see the description of the Stock Options under Executive Compensation above.

         Employment Agreements.    The Compensation Committee recognizes that it is appropriate to enter into agreements with certain key officers to ensure that the Company continues to retain their services, particularly in situations where the Company has acquired other companies. The terms of the employment agreements with the Company's named executive officers are summarized above in the description of the employment agreements under Executive Compensation. As noted above under Executive Compensation, the employment agreement with Mr. Long was not renewed at Mr. Long's request and will expire in 2010.

        Our employment agreements include severance provisions and restrictive covenants. The Compensation Committee believes it may be difficult for senior executives to find comparable employment within a short period following termination. Appropriate severance allows the Company to cleanly separate the executive officer and avoid prolonged contact with the Company's employees. In addition, the employment agreements contain various restrictive covenants for our benefit following terminations of employment prohibiting the officer from:

  •
  competing with the Company following employment termination except under certain circumstances; and

  •
  from divulging confidential information obtained while employed with the Company.

        These provisions prevent the officer from competing against the Company during his or her compensation continuance period and shield our confidential or proprietary information. The Committee believes that these restrictive covenants reduce the risks to the Company if the officers were to terminate employment without these restrictive covenants.

        The employment agreements also provide change in control payments under certain circumstances to reward the officers for their efforts in building the Company while reducing the reluctance of the executive officers to pursue potential transactions that might benefit the long-term interests of shareholders but involve a change in control of the Company. The employment agreements do not provide for change in control payments solely because of a change in control. An additional triggering event that constitutes a termination of employment must occur following the change in control in order for the Company to be obligated to make any change in control payments. The defined triggering events were selected to provide the Company with protection from executive competition and to avoid unwarranted terminations of employment that could harm the Company's business or financial condition.

         Matching 401(k) Contributions.    The Bank's 401(k) Plan is a voluntary defined contribution benefit plan under the Internal Revenue Code designed to provide additional incentive and retirement security for eligible employees of the Bank. The executive officers of the Bank participate in the 401(k) Plan on the same basis as all other eligible employees of the Bank. Under the 401(k) Plan, each eligible employee of the Bank may elect to contribute on a pre-tax basis to the 401(k) Plan, subject to certain limitations that may lower the maximum contributions of more highly compensated participants. The Bank matches 50% of the contributions to the 401(k) Plan up to 6% of the employee's compensation.

         Death Benefits.    Split dollar agreements are a common component of the compensation packages of the peer companies with which we compete, and of the financial institution industry generally. Prior to the merger with Main Street Bankshares, Inc., the Bank executed split dollar agreements with certain of its executive officers. In order to attract and retain highly qualified officers, effective December 31, 2007, the Bank adopted a 2007 Group Term Carve Out Plan to offer this benefit to current and future executive officers. Under the Plan (as described above in more detail), the Bank divides the death proceeds of life insurance policies which it maintains on the lives of the participating officers with the designated beneficiary of each insured participating officer.

         Perquisites and Other Benefits.    In addition to the benefits described above, the Company provides its executive officers with certain other perquisites that the Compensation Committee considers to be usual and customary within the Company's peer group to assist the Company in remaining competitive in the market for experienced management. For instance, the Bank provides the use of an automobile and pays the premiums for family health insurance and life insurance for certain executive officers. It also provides the Company's chief executive officer with personal term life insurance and payment of his country club expenses. The Chief Financial Officer of the Company is provided with payment of his country club expenses. For additional information regarding the perquisites made available to the Company's executive officers during 2007, please see the description of the employment agreements under Executive Compensation and the "All Other Comp" column of the Summary Compensation Table. Executive management also participates in the Bank's employee benefit plans, including medical and dental plans and other insurance programs, on the same basis as all eligible employees. Banking regulations prohibit executive management from participating in employee discount programs for certain Bank products.

         Cash Compensation.    During 2007, all employees were compensated by Yadkin Valley Bank and Trust Company, the principal subsidiary of the Company. This table sets forth certain information regarding the compensation paid by the Bank to or for (i) our current Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), and (ii) the one other executive officer who was serving as such at December 31, 2007 (our "named executive officers"). The Company had three executive officers during fiscal year 2007.

SUMMARY COMPENSATION TABLE

Name and Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-equity Incentive Plan Comp ($)	All Other Comp ($)		Total ($)
William A. Long, President and CEO	2007 2006	300,259 288,687	-0- 96,115	13,842 -0-	92,010 153,885	41,012 48,237	(2) (3)	447,123 586,924
Edwin E. Laws, VP and CFO	2007 2006	125,017 99,873	-0- -0-	5,292 -0-	36,201 43,252	31,857 18,168	(4) (5)	198,367 161,293
Stephen S. Robinson, Executive VP and COO	2007 2006	172,600 135,220	-0- -0-	3,528 -0-	32,504 42,696	14,838 4,057	(6) (7)	233,470 181,973

(1)
Please refer to Footnote 13 in the 2007 Form 10K, which is included with this Proxy Statement, for a discussion of the assumptions made in the valuation of the option awards.

(2)
Includes the Bank's accrued cost for providing an automobile of $13,490, the Bank's reimbursement of Country Club fees of $12,564, the Bank's cost to provide $250,000 in personal term life insurance, the Bank's contribution on behalf of the officer under the Bank's salary deferral plan under Section 401(k) of the Internal Revenue Code of 1986, as amended ("401(k) Plan"), and the Bank's cost of providing family medical insurance coverage. Mr. Long is capable of being issued 38,177 shares of common stock upon the vesting of all stock options held by him.

(3)
Includes the Bank's accrued cost for providing an automobile of $17,608, the Bank's reimbursement of Country Club fees of $12,069, the Bank's cost to provide $250,000 in personal term life insurance, the Bank's contribution on behalf of the officer under the Bank's salary deferral plan under Section 401(k) of the Internal Revenue Code of 1986, as amended ("401(k) Plan"), and the Bank's cost of providing family medical insurance coverage.

(4)
Includes the Bank's accrued cost for providing an automobile of $18,324, the Bank's contribution on behalf of the officer under the Bank's salary deferral plan under the 401(k) Plan, the Bank's cost of providing family medical insurance coverage, and the Bank's reimbursement of Country Club fees.

(5)
Includes the Bank's accrued cost for providing an automobile, the Bank's contribution on behalf of the officer under the Bank's salary deferral plan under the 401(k) Plan, the Bank's cost of providing family medical insurance coverage, and the Bank's reimbursement of Country Club fees.

(6)
Includes the Bank's accrued cost for providing an automobile, the Bank's contribution on behalf of the officer under the Bank's salary deferral plan under the 401(k) Plan, and the Bank's reimbursement of Country Club fees.

(7)
Includes the Bank's contribution on behalf of the officer under the Bank's salary deferral plan under the 401(k) Plan.

  Terms of the Employment Agreements.

        As a result of the merger in 2002 with Main Street BankShares, Inc., and its subsidiary, Piedmont Bank, the Bank assumed the employment contracts with William A. Long, President and Chief Executive Officer of the Company and the Bank (the "Long Agreement"), and Edwin E. Laws, Vice President and Chief Financial Officer of the Company and Executive Vice President and Chief Financial Officer of the Bank (the "Laws Agreement" and with the Long Agreement, the "Employment Agreements"). The Long Agreement became effective April 1, 2000 for a term of three years. The Laws Agreement became effective February 1, 1999 for a term of one year.

        On each anniversary of the effective date of each Employment Agreement, the term of the Employment Agreement is automatically extended for an additional one year period beyond the then effective expiration date unless written notice from the Bank or the officer is received 90 days prior to the anniversary date advising the other that the Employment Agreement shall not be further extended. The Long Agreement was not renewed at Mr. Long's request and will expire in 2010. No such notice has been given by any party with respect to the Laws Agreement. The officers have the option to terminate the Agreements upon sixty days' written notice to the Bank. While each officer is employed by the Bank and for one year following termination of employment, the Employment Agreements prohibit each officer from competing with the Bank. Under the Employment Agreements, the officers receive an annual cash salary, with annual adjustments and discretionary bonuses as determined by the Board.

        Under the Long Agreement, Mr. Long also is to have the use of a late model automobile pursuant to the policies of the Bank, membership in country clubs, and term life insurance benefits of up to $250,000 with his family members as the beneficiaries. Under the Laws Agreement, Mr. Laws is provided membership in a country club. Under the Employment Agreements, each officer is also entitled to all fringe benefits generally provided by the Bank to its employees and its executive officers.

        Under the terms of the Employment Agreements, each officer has the right to terminate his employment if he determines, in his sole discretion, that within 24 months after a "change in control," he has not been assigned duties, responsibilities and status commensurate with his duties prior to such change of control, his salary has been reduced below the amount he would have received under the Employment Agreement, his benefits have been reduced or eliminated, or he has been transferred to a location which is an unreasonable distance from his then current principal work location. A "change of control" is defined to mean any of the following events:

  •
  After the effective date of the Agreement, any person, directly or indirectly, acquires beneficial ownership of voting stock, or acquires irrevocable proxies or any combination of voting stock and irrevocable proxies, representing twenty-five percent (25%) or more of any class of voting securities of the Bank, or acquires control of, in any manner, the election of a majority of the directors of the Bank; or

  •
  The Bank consolidates or merges with or into another corporation, association or entity, or is otherwise reorganized, where the Bank is not the surviving corporation in such transaction; or

  •
  All or substantially all of the assets of the Bank are sold or otherwise transferred to or are acquired by any other corporation, association or other person, entity or group.

        The Bank has the right, under each Employment Agreement, to reduce any such payments as necessary under the Internal Revenue Code to avoid the imposition of excise taxes on the officer or the disallowance of a deduction to the Bank. See Potential Payments Upon Termination following a Change in Control below for a further discussion of these payments.

  Plan-Based Awards.

        The following table contains information with respect to incentive compensation that may be awarded to the named executive officers for service pursuant to the Bank's 2007 Annual Cash Incentive Compensation Plan.

2007 Grants Of Plan-Based Awards
Potential Payouts Under
Non-Equity Incentive Plan Awards

Name	Grant Date	Threshold	Target	Maximum	Target Estimated Payout Equity Incentive Plan Awards (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)
William A. Long	January 12, 2007	$3,164	$158,194	$158,194	10,000	19.07	35,284
Edwin E. Laws	January 12, 2007	1,465	73,247	73,247	7,500	19.07	26,463
Stephen S. Robinson	January 12, 2007	1,465	73,247	73,247	5,000	19.07	17,642

(1)
Options vest and become exercisable 20% on each anniversary of the date of grant.

         Terms of the Annual Cash Incentive Compensation Plan.    The Compensation Committee established a bonus pool with a maximum potential pool of approximately $1.74 million under its 2007 Annual Incentive Compensation Plan. The actual final amount of the bonus pool was determined based upon a number of annual measurements of corporate objectives. These measures were given weighting factors in determining the final amount of the bonus pool. The measures were:

  •
  achieve pre-tax earnings of $20 million, which was weighted 25%;

  •
  earn net interest income of $46.5 million, which was weighted 15%;

  •
  earn non-interest income of $14.5 million, which was weighted 15%;

  •
  grow average non-interest bearing deposits to $186.5 million, which was weighted 20%; and

  •
  cover 44% of non-interest expense with non-interest income, which was weighted 25%.

If non-performing loans exceeded 1% of the loan portfolio, the bonus pool would have been reduced by 20% and if the regulatory audit was not satisfactory, the bonus pool could have been eliminated. Failure to satisfy any one of the criteria would reduce the bonus pool based on a percentage allocation to the criteria. Individual awards were based on the midpoint of the employee's job grade level at February 1, 2007. The Company did not meet the pre-tax earnings or net interest income goals and therefore the Committee awarded 80% of the potential bonus pool for employees other than executive officers and 48% of the potential bonus pool for executive officers for performance during fiscal year 2007.

         Option Awards.    The following table contains information with respect to awards granted to the named executive officers during 2007 pursuant to the shareholder approved stock option plans of the Company.

         Outstanding Equity Awards at Fiscal Year-End.    The following tables contain information with respect to outstanding equity awards of the Bank held by the named executive officers at December 31, 2007.

Outstanding Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable/Unexercisable		Option Exercise Price ($)	Option Expiration Date
William A. Long	4,175	-0-	5.62	5/1/08
	2,002	-0-	7.85	6/12/11
	10,000	-0-	10.75	7/31/12
	6,000	4,000	14.97	5/3/14
	-0-	10,000	19.07	1/18/17
Edwin E. Laws	2,933	-0-	5.62	5/1/08
	1,345	-0-	8.65	5/1/10
	739	-0-	7.58	7/10/11
	5,000	-0-	14.97	12/19/15
	-0-	7,500	19.07	1/18/17
Stephen S. Robinson	3,360	-0-	7.44	5/6/12
	5,000	-0-	14.97	5/3/14
	-0-	5,000	19.07	1/18/17

Option Exercises and Stock Vested

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
William A. Long	4,300	$24,209	—	—
Edwin E. Laws	3,000	16,860	—	—
Stephen S. Robinson	—	—	—	—

  Post-Employment Benefits.

        Provided that each named executive officer exercises any vested stock options held by the officer on or before the final date of employment, he will be able to realize gain on the difference between the exercise price and the fair market value of the stock options. See "Outstanding Equity Awards at Fiscal Year-End" above for a listing of each officer's stock option holdings. Using the fair market value of the Company's common stock as of December 31, 2007, the gain would have been $102,144 for Mr. Long, $44,390 for Mr. Laws, and $27,809 for Mr. Robinson.

        In the event a named executive officer's employment is terminated by the employer for any reason other than Cause or in the event of certain events following a Change in Control, the officers will continue to receive certain payments under their Employment Agreements.

         Potential Payments Upon Termination following a Change in Control.    Under the terms of the Employment Agreements with Mr. Long and Mr. Laws, upon the occurrence of the events constituting termination of employment described above under Terms of the Employment Agreements, the Bank has agreed to pay each officer an amount equal to 2.99 times his "base amount" as defined in

Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). This compensation is payable, at the officer's option, either by lump sum or in 36 equal monthly installments. If a change in control had occurred on January 1, 2008, and Mr. Long and Mr. Laws had the right to terminate the Employment Agreements pursuant to these provisions, the total payments to Mr. Long and Mr. Laws under their Employment Agreements would have been approximately $1,353,000, and $425,800, respectively.

        Upon the effective date of a reorganization, merger, or consolidation of the Company with one or more other corporations in which the Company is not the surviving corporation, or the transfer of all or substantially all of the assets or shares of the Company to another person or entity, or the acquisition of stock representing more than twenty-five percent (25%) of the voting power of the capital stock of the Company then outstanding by, another corporation, bank, other entity or person, other than pursuant to a merger in which the Company is the surviving entity (any such transaction being hereinafter referred to as a "Change in Control Transaction"), the Compensation Committee may, in its absolute discretion, determine that all or any part of the options granted under the Company's Omnibus Plan shall become immediately exercisable in full and may thereafter be exercised at any time before the date of consummation of the Change in Control Transaction. If a Change in Control Transaction occurred on January 1, 2008, the cost of this option acceleration to the Bank would have been $2,714 for Mr. Long for options granted prior to 2007. Option acceleration for the options granted in 2007 to the named executive officers would have no intrinsic value since the exercise price of the options exceeded the market price of the common stock on January 1, 2008.

         Potential Payments Upon Termination without Cause.    In the event the employment of Mr. Long or Mr. Laws is terminated by the Bank for any reason other than Cause, their Employment Agreements provide that the Bank will pay their base annual salary for the remaining term of the Employment Agreement. Termination for Cause is defined to include termination because of the officer's personal dishonesty or moral turpitude, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the Employment Agreement. As of December 31, 2007, the estimated cost to the Bank if Mr. Long and Mr. Laws were terminated without Cause would have been approximately $673,800 for Mr. Long and $135,434 for Mr. Laws.

         Potential Payments Upon Death.    Effective December 31, 2007, the Bank adopted its 2007 Group Term Carve Out Plan which provides for the division of the death proceeds of certain life insurance policies on the lives of the participating officers, which are owned by the Bank, with the designated beneficiary of each insured participating officer. The named executive officers are insured participating officers in the Plan. Under a Split Dollar Endorsement with each insured participating officer, if the officer dies, his beneficiary shall be entitled to an amount from the Bank equal to the lesser of:

  •
  Up to four times the officer's highest base annual salary as of December 31 of the year (i) of the officer's death, or (ii) in which the officer's employment with the Bank terminates, whichever is earlier, or

  •
  One hundred percent of the net-at-risk insurance portion of the death benefits from any life insurance policies on the officer owned by the Bank. The net-at-risk insurance portion is the total death benefit less the cash surrender value of the policy at the officer's date of death.

        The Bank is not permitted to sell, surrender, or transfer ownership of any life insurance policy without replacing the policy with a comparable policy to cover the benefit provided by the Plan. The Bank has the right to terminate the Plan or to amend or terminate an officer's rights under the Plan at any time by written notice to the officer prior to an officer's death while employed by the Bank. An officer's death benefits are limited to the policies where he or she is the insured. All life insurance policies are subject to the claims of creditors.

        An officer's rights under the Plan terminate if either:

  •
  the officer voluntarily leaves the employment of the Bank and becomes an employee of or a paid consultant or advisor to any financial institution with a physical operating presence within 50 miles of any physical office of the Bank; or

  •
  there is a termination for cause. Termination for cause means that the Bank terminated the officer's employment due to (i) gross negligence or gross neglect of duties; (ii) commission of a felony or of a gross misdemeanor involving moral turpitude; or (iii) fraud, disloyalty, dishonesty, or willful violation of any law or significant Bank policy committed in connection with the officer's employment and resulting in an adverse effect on the Bank.

        Upon a change in control of the Bank or following termination of the officer's employment other than for cause, the Bank must maintain any life insurance policy on the officer in full force and effect and the Bank may not amend, terminate, or otherwise abrogate the officer's interest in any life insurance policy on the officer (unless the officer competes with the Bank as noted above). However, the Bank may replace any life insurance policy with a comparable policy to cover the benefit provided under the Plan. For purposes of the Plan, a change of control means the transfer of shares of the Bank's voting common stock such that one entity or one person acquires, or is deemed to acquire, more than fifty percent of the Bank's outstanding voting common stock. At December 31, 2007, the split dollar life insurance benefits for policies on Mr. Long, Mr. Laws and Mr. Robinson were $781,694, $416,160 and $209,102, respectively.

Company Transactions with Directors and Officers

        The Company has had, and expects to have in the future, transactions in the ordinary course of the Company's business with directors, principal officers and their associates. All transactions with directors, principal officers and their associates were made in the ordinary course of the Company's business, on substantially the same terms, including (in the case of loans) interest rates, collateral, and repayment terms, as those prevailing at the same time for other comparable transactions, and have not involved more than normal risks of collectibility or presented other unfavorable features.

        As required by the rules of the Nasdaq Stock Market, Inc., the Company conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by the Company's Audit Committee. For purposes of this review, related party transactions include all transactions that are required to be disclosed pursuant to SEC regulations. In addition to the rules of the Nasdaq Stock Market, Inc. and the related SEC regulations, the Company ethics policy prohibits executive officers and directors from engaging in transactions when there is a conflict with their duty to protect the Company's interest that will lead to any personal gain or benefit.

        In December 2005, the Bank entered into a real estate transaction with Boone Hospital Park LLC, whereby property owned by the Bank was exchanged for $850,000 in cash and other real estate valued at $1.1 million. Director C. Kenneth Wilcox is the sole member of Botanical, LLC which is one of the three members of Boone Hospital Park LLC. Each member owns 33.3% of Boone Hospital Park LLC. The sale price was based upon a third party appraisal of the property.

Director Compensation

        The following table shows the fees paid to each of Yadkin Valley's elected directors for board meeting and committee meeting attendance in 2007.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
J.T. Alexander, Jr. (director)	$26,925	—	—	—	—	—	$
Ralph L. Bentley (director)	25,713	—	—	—	—	—
Nolan G. Brown (director)	30,800	—	—	—	—	—
Faye B. Cooper (director)	26,750	—	—	—	—	—
Harry M. Davis (director)	31,862	—	—	—	—	—
James A. Harrell, Jr. (director)	26,787	—	—	—	—	—
Daniel J. Park (director)	32,363	—	—	—	$6,750	—
James L. Poindexter (director)	22,788	—	—	—	—	—
James N. Smoak (director)	28,063				$1,800	—
Harry C. Spell (director)	27,913	—	—	—	—	—
C. Kenneth Wilcox (director)	26,813	—	—	—	—	—

(1)
For each director listed above, the following number of shares of common stock are capable of being issued upon the vesting of all stock options held by the named individual: Alexander—3,012 Shares; Bentley—2,005 Shares; Cooper—10,000 Shares; and Wilcox—12,811 Shares.

Board Attendance and Fees

        The board of the Company held thirteen meetings in 2007. All directors attended at least seventy-five percent of the board and committee meetings, except James L. Poindexter. It is the policy of the board that all Directors attend shareholder meetings. All of the Directors attended the 2007 Annual Meeting, except Daniel J. Park, James L. Poindexter, and James N. Smoak.

        During 2007, non-employee directors received an annual retainer of $10,000 and $1,000 per board meeting attended, with two excused paid absences per year. Directors were also paid $250 per committee meeting ($62.50 per quarter hour rounded up to the nearest quarter hour with a minimum fee of $250) for attendance at committee meetings. During 2008, it is expected that directors will continue to be paid the same fees.

Code of Ethics

        The Company has adopted a Code of Ethics for Senior Officers to resolve ethical issues in an increasingly complex business environment. The Code of Ethics applies to all senior officers, including the Chief Executive Officer, the Chief Financial Officer, the Controller and any other employee with any responsibility for the preparation and filing of documents with the Securities and Exchange Commission. The Code of Ethics covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. The Code of Ethics is available on the Company's corporate website located at http://www.yadkinvalleybank.com. The Company may post amendments to or waivers of the provisions of the Code of Ethics, if any, made with respect to any of our executive officers on that website. Please note, however, that the information contained on the website is not incorporated by reference in, or considered to be a part of, this proxy statement.

Compensation Committee Interlocks and Insider Participation

        No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during the year ended December 31, 2007 or was formerly an officer or employee of the Company or any of its subsidiaries, or had any relationship otherwise requiring disclosure. Mr. William A. Long, the President and Chief Executive Officer of the Company, however, did participate in deliberations regarding other executive officers. He is also permitted to discuss the targets for the Company's annual incentive cash compensation plan, but all final targets are determined by the Compensation Committee. Mr. Long was not involved in any decisions regarding his own compensation.

 YADKIN VALLEY SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows how much Yadkin Valley common stock is considered to be beneficially owned by the directors, named executive officers, and owners of more than 5% of the outstanding common stock, as of December 1, 2008. Unless otherwise indicated, the address of each beneficial owner is c/o Yadkin Valley Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621.

Name	Shares Beneficially Owned(1)	Percent(2)
J.T. Alexander, Jr. (director)	24,106	*	%
Ralph L. Bentley (director)	25,874	*	%
Nolan G. Brown (director)	37,897	*	%
Faye B. Cooper (director)	18,855	*	%
Harry M. Davis (director)	26,695	*	%
James A. Harrell, Jr. (director)	36,762	*	%
Dan W. Hill, III (director)	15,192	*	%
Edwin E. Laws (Vice President & Chief Financial Officer)	32,810	*	%
William A. Long (director, President & Chief Executive Officer)	77,385	*	%
Julie A. Mason (Vice President & Controller)	1,485	*	%
Daniel J. Park (director)	169,261	1.6%
James L. Poindexter (director)	115,622	1.1%
Stephen S. Robinson (Executive Vice President & Chief Operating Officer)	32,702	*	%
Morris L. Shambley (director)	14,000	*	%
James N. Smoak (director)	34,284	*	%
Harry C. Spell (director)	85,304	*	%
C. Kenneth Wilcox (director)	40,566	*	%
Patricia H. Wooten (Vice President & Secretary)	10,130	*	%
All directors & executive officers as a group (18 persons)	773,223	7.3%

(1)
(1) For each individual listed above, the beneficial ownership includes the following options to acquire the indicated number of Shares that are exercisable within 60 days of December 1, 2008: Alexander—3,012 Shares; Bentley—2,005 Shares; Cooper—10,000 Shares; Laws—10,492 Shares; Long—24,002 Shares; Mason—1,000 Shares; Robinson—10,360 Shares; Wilcox—12,811 Shares; Wooten—8,217; directors and principal officers as a group—81,899. To the Company's knowledge, each person has sole voting and investment power over the securities shown as beneficially owned by such person, except for the following Shares, which the individual indicates that he or she shares voting and/or investment power: Alexander—1,469 Shares; Bentley—1,193 Shares; Brown—37,122 Shares; Cooper—3,028 Shares; Davis—26,535 Shares; Harrell—4,182 Shares; Hill—15,192 Shares; Laws—408 Shares; Long—2,915 Shares; Park—5,948 Shares; Poindexter—52,887 Shares; Shambley—14,000 Shares; Spell—15,922 Shares; Wilcox—7,205 Shares; directors and principal officers as a group—188,006 Shares.

(2)
The ownership percentage of each individual is calculated based on the total of 11,533,286 Shares issued and outstanding as of December 1, 2008, plus the number of Shares that can be issued to that individual within 60 days of December 1, 2008, upon the exercise of stock options held by the individual. The ownership percentage of the group is based on the total Shares outstanding plus the number of Shares that can be issued to the entire group within 60 days of December 1, 2008, upon the exercise of all stock options held by the group.

 YADKIN VALLEY RELATIONSHIPS AND RELATED TRANSACTIONS

As of December 31, 2007

Interests of Management and Others in Certain Transactions

        The Company has had, and expects to have in the future, transactions in the ordinary course of the Company's business with directors, principal officers and their associates. All transactions with directors, principal officers and their associates were made in the ordinary course of the Company's business, on substantially the same terms, including (in the case of loans) interest rates, collateral, and repayment terms, as those prevailing at the same time for other comparable transactions, and have not involved more than normal risks of collectibility or presented other unfavorable features.

        As required by the rules of the Nasdaq Stock Market, Inc., the Company conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by the Company's Audit Committee. For purposes of this review, related party transactions include all transactions that are required to be disclosed pursuant to SEC regulations. In addition to the rules of the Nasdaq Stock Market, Inc. and the related SEC regulations, the Company ethics policy prohibits executive officers and directors from engaging in transactions when there is a conflict with their duty to protect the Company's interest that will lead to any personal gain or benefit.

        In December 2005, the Bank entered into a real estate transaction with Boone Hospital Park LLC, whereby property owned by the Bank was exchanged for $850,000 in cash and other real estate valued at $1.1 million. Director C. Kenneth Wilcox is the sole member of Botanical, LLC which is one of the three members of Boone Hospital Park LLC. Each member owns 33.3% of Boone Hospital Park LLC. The sale price was based upon a third party appraisal of the property.

 INFORMATION ABOUT AMERICAN COMMUNITY

        In this section, American Community is referred to as "Bancshares", "we" and "our" and American Community Bank is referred to as the "American Community Bank" or the "Bank".

Business

        Bancshares is a bank holding company that owns all of the common stock of the Bank, a state-chartered commercial bank that is insured by the Deposit Insurance Fund of the FDIC. Bancshares was incorporated on February 16, 2000 as a North Carolina-chartered corporation and became the holding company for American Community Bank on April 28, 2000. To become American Community Bank's holding company, Bancshares received approval of the Federal Reserve Board as well as American Community Bank's shareholders. Upon receiving such approvals, each share of the common stock of American Community Bank was exchanged on a one-for-one basis for shares of the common stock of Bancshares. Bancshares acquired FNB Bancshares, Inc. and its subsidiary bank First National Bank of the Carolinas ("First National") based in Gaffney, South Carolina on April 15, 2004. First National was merged into American Community on March 31, 2005.

        Since opening in November of 1998, we have accomplished the following:

  •
  Grown the bank to over $500 million in assets with a compound annualized growth rate of 27.2% since 1999;

  •
  Assembled a management team consisting of resident bankers from local markets who each have over 25 years of banking experience;

  •
  Assembled an experienced and diverse board of directors that provides strategic expertise unique to a community bank of our size;

  •
  Completed the acquisition in 2004 of FNB Bancshares, Inc. and its subsidiary, First National Bank of the Carolinas, Gaffney, SC, thus giving us branch expansion opportunities into South Carolina;

  •
  Established thirteen (13) full service banking offices throughout North and South Carolina;

  •
  Listed our common stock for quotation on the Nasdaq Capital Market under the symbol ACBA;

  •
  Developed a local identity in the communities we serve by sponsoring a wide variety of civic and charitable events;

  •
  Implemented a shareholder dividend reinvestment program and stock purchase plan;

  •
  Implemented a stock repurchase plan;

  •
  Established an annual cash dividend of $0.20 per share.

        The Bank operates for the primary purpose of serving the banking needs of individuals, and small-to medium-sized businesses in our market areas. While numerous banks in our market have chosen to focus on the affluent and high net worth individuals, we have chosen to focus on middle income households and the entrepreneurial segment of our market. We offer a wide range of banking services including checking, certificates of deposit and savings accounts, commercial, consumer and personal loans, mortgage and other associated financial services.

Our Market Area

        We consider our primary market area to be the Southern Piedmont area of North Carolina, including Union, Mecklenburg and adjoining counties. In South Carolina our primary markets include Cherokee and York Counties. The Bank serves our market area through thirteen full service branch locations with nine located in Union and Mecklenburg County in North Carolina. The Bank also offers four convenient locations throughout York and Cherokee Counties of South Carolina. The Bank's customers may access various banking services through ATMs owned by the Bank and ATMs owned by others, through debit cards, and through the Bank's automated telephone and online banking products.

        Union County had an estimated 2007 population of 183,000 and Mecklenburg County has an estimated 2007 population of 872,000. Both counties have a balanced and diversified economy. Monroe, with a population of approximately 36,000, is the largest city in Union County. Union County is currently the fastest growing county in North Carolina and 12th fastest growing county in the country. The population of Union County has grown 42% since 2000. Charlotte, which is ranked 21st in U.S. population, is Mecklenburg County's and North Carolina's largest city and has consistently been one of the fastest growing areas of the Southeast. The population of Charlotte and Mecklenburg County had a growth rate of 19% between 2000 and 2006. The most recent unemployment rate was 4.0% for Union County and 4.5% for Mecklenburg County; both lower than the North Carolina state rate of 4.7%. Cherokee County, previous headquarters for the First National Bank of the Carolinas, has an estimated population of 54,000 and an estimated growth rate of 3%. York County, South Carolina is the region's second fastest growing county and has an estimated population of 200,000. York County also averaged a 21% growth rate between 2000 and 2006, ranking 4th in per capita income in South Carolina. It is also the second fastest growing county in the region behind Union County.

Strategy

        American Community has expanded aggressively since opening for business in November 1998. Because of its strong capital position created during its incorporation stage, American Community had the requisite capital needed to permit it to immediately establish branch offices. American Community's branching strategy is opportunistic. It has established nine branch offices in growing areas within Union and Mecklenburg Counties, North Carolina. The Bank also offers four full-service banking offices located in York and Cherokee Counties, South Carolina. The Bank seeks markets where there are opportunities to hire successful local bankers who have a loyal following of deposit and loan customers. To date we have centered each of our branch offices on such a local and experienced banker. Management also believes it is important in the early formation years to build branches that will provide convenience and efficiencies in its operational infrastructure. The Charlotte region is a highly competitive banking market with many competitors including money center, super-regional and community banks. American Community's strategy is to develop a branch network to take advantage of opportunities that present themselves in both new geographic and new product markets. We will continue to search for opportunities, either for de novo branching, branch purchase or whole bank acquisitions that we believe will add long term enhanced value for our shareholders. The acquisition of First National Bank of the Carolinas in 2004 provided us the opportunity to expand across the South Carolina state line into York County, one of the fastest growing counties in South Carolina. We are one of a handful of banks in North Carolina that has expansion ability across the South Carolina state line. We believe this adds to the long term franchise value of our Company since it is hard to replicate due to the regulatory restrictions that prohibit most out-of-state banks from branching into South Carolina. In addition, we will remain open to opportunistic expansion through acquisition of additional whole banks in other growing metropolitan areas of North Carolina and South Carolina if the acquisition enhances shareholder value and there exists synergies of operations and compatible corporate culture (i.e. a community bank serving a community's needs).

Lending Activities

         General.    The Bank provides to its customers a full range of short- to medium-term commercial, agricultural, Small Business Administration guaranteed, mortgage, construction and personal loans, both secured and unsecured. The Bank also makes real estate mortgage and construction loans. The

Bank has maintained a good balance between variable and fixed rate loans within its portfolio. Variable rate loans accounted for 63% of the loan balances outstanding at December 31, 2007 while fixed rate loans accounted for 37% of the balances.

        The Bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that the Bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the Bank, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the board of directors of the Bank. The Bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by external loan examiners experienced in loan review work. The Bank has focused its portfolio lending activities on typically higher yielding commercial, construction and consumer loans.

         Loan Composition.    The following table sets forth at the dates indicated the Bank's loan portfolio composition by type of loan:

	2007		2006		2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real estate—mortgage loans:
1-4 family	$35,680	9.08%	$32,414	8.75%	$28,933	8.70%	$27,161	8.81%	$15,894	7.77%
Commercial mortgage	104,209	26.51%	96,946	26.16%	84,694	25.45%	84,621	27.47%	80,395	39.32%
Construction/development	136,531	34.73%	93,643	25.27%	44,037	13.24%	39,844	12.93%	28,469	13.92%
Home equity lines of credit	34,784	8.85%	24,388	6.58%	27,732	8.33%	24,575	7.98%	16,526	8.08%
Commercial and industrial loans	57,958	14.74%	78,086	21.07%	97,197	29.21%	85,911	27.88%	41,121	20.11%
Loans to individuals	20,010	5.09%	36,782	9.93%	35,941	10.80%	30,813	10.00%	8,672	4.25%
Lease financing, net	3,941	1.00%	8,316	2.24%	14,193	4.27%	15,177	4.93%	13,397	6.55%

Subtotal	393,113	100.00%	370,575	100.00%	332,727	100.00%	308,102	100.00%	204,474	100.00%

Less: allowance for loan losses	(5,740)		(5,628)		(4,331)		(3,488)		(2,529)
Plus: net unamortized deferred fees and costs	(154)		(144)		(19)		(114)		59

Total	$387,219		$364,803		$328,377		$304,500		$202,004

        The following table sets forth the contractual maturity of loans at December 31, 2007:

	One Year Or Less	Greater than One Year Through 5 Years	More Than 5 Years	Total
	(Dollars in thousands)
Real estate—mortgage loans:
1-4 family	$12,165	$23,515	$—	$35,680
Commercial mortgage	29,159	74,746	304	104,209
Construction/development	97,032	39,473	26	136,531
Home equity lines of credit	8,266	26,466	52	34,784
Commercial and industrial loans	37,476	20,307	175	57,958
Loans to individuals	8,585	11,269	156	20,010
Lease financing, net	526	3,415	—	3,941

Total	$193,209	$199,191	$713	$393,113

        The following table sets forth loans with fixed and variable rates having contractual maturities greater than one year at December 31, 2007:

	Fixed Rate	Variable Rate	Total
	(Dollars in thousands)
Real estate—mortgage loans	$90,674	$47,390	$138,064
Home equity lines of credit	52	26,466	26,518
Commercial and industrial loans	10,713	9,769	20,482
Loans to individuals	9,891	1,534	11,425
Lease financing, net	3,415	—	3,415

	$114,745	$85,159	$199,904

         Real Estate Loans.    Real estate loans are made for purchasing, constructing and refinancing one-to-four family, five or more family and commercial properties. The Bank offers fixed and adjustable rate options, but typically limits the maximum fixed rate term to five years. The Bank provides customers access to long-term conventional real estate loans through its mortgage loan department, which makes loans for the account of third parties.

        Residential one-to-four family loans amounted to $35.7 million at December 31, 2007. The Bank's residential mortgage loans are typically construction loans that convert into permanent financing and are secured by properties located within the Bank's market areas. Most of the permanent one-to-four family residential mortgage loans that the Bank originates are for the account of third parties. Such loans are closed by the third party and therefore are not shown in the Bank's financial statements. The Bank receives a fee for each such loan originated, with such fees aggregating $326,000 for the year ended December 31, 2007. The Bank anticipates that it will continue to be an active originator of residential loans for the account of third parties.

        The Bank has made, and anticipates continuing to make, commercial real estate loans. Commercial real estate loans equaled $104.2 million at December 31, 2007. This lending has involved loans secured principally by owner occupied commercial buildings for office, storage and warehouse space. The Bank generally requires the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may be larger in size and may involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

        Another primary lending focus for the Bank is construction/development lending with balances outstanding as of December 31, 2007 of $136.5 million. The Bank originates one to four family residential construction loans for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders and consumers for the construction of pre-sold homes. The Bank generally receives a pre-arranged permanent financing commitment from an outside banking entity prior to financing the construction of pre-sold homes. The Bank is active in the construction market and on occasion makes construction loans to builders of homes that are not pre-sold, but limits the number of speculative loans to any one builder. This type of lending is only done with local, well established builders and not with large or national tract builders. The Bank lends to builders who have demonstrated a favorable record of performance and profitable operations and who are building in markets that management believes it understands and in which it is comfortable with the economic conditions. The Bank also makes commercial real estate construction loans, primarily for owner-occupied properties. The Bank further endeavors to limit its construction lending risk through adherence to established underwriting procedures. The Bank generally requires documentation of all draw requests and utilizes third party appraisers to inspect the project prior to paying any draw requests from the builder. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment on construction loans.

         Commercial Loans.    Commercial business lending is also a focus of the Bank's lending activities. At December 31, 2007, the Bank's commercial loan portfolio equaled $58.0 million. Commercial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. The Bank also makes term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, cash flow, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the Bank requires personal guarantees and secondary sources of repayment. Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans. More frequent repricing means that yields on our commercial loans adjust with changes in interest rates.

         Loans to Individuals and Home Equity Lines of Credit.    Loans to individuals (consumer loans) include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans and totaled $54.8 million at December 31, 2007. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. The Bank attempts to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

         Leasing.    At December 31, 2007 the Bank's lease portfolio equaled $3.9 million. This type of lease financing is generally limited to heavy machinery, manufacturing equipment, and specific vehicles. The leasing division also requires personal guarantees on the majority of our leases. In 2006, the Bank determined that the leasing business has become extremely competitive and is dominated by a few large players. The Bank felt that leasing is not the best use of its capital and has contracted with a third party leasing company to liquidate the remaining leases in our portfolio. The bank no longer originates leases and is allowing the portfolio to pay down.

         Other Loan Products.    The Bank is an active home mortgage originator and several of our offices have trained lending personnel to originate home mortgage loans for the account of third parties. We currently have four lending relationships to which we sell all home mortgages to enable us to satisfy special lending requests of our borrowing customers. The Bank offers a credit card on an agency basis as an accommodation to its customers. The Bank assumes none of the underwriting risk associated with credit card accounts established through this agency arrangement.

         Loan Approvals.    The Bank's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the type of loans that the Bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the Bank, including any indebtedness as a guarantor. The policies are reviewed and approved at least annually by the board of directors of the Bank. The Bank supplements its own supervision of the loan underwriting and approval process with periodic loan audits by independent, outside professionals experienced in loan review. Responsibility for loan review and loan underwriting resides with the Chief Credit Officer. He is responsible for loan processing, loan underwriting and approval. On an annual basis, the board of directors of the Bank determines the President's lending authority, who then delegates lending authorities to the Chief Credit Officer and other lending officers of the Bank. Delegated authorities may include loans, letters of credit, overdrafts, uncollected funds and such other authorities as determined by the board of directors or the President within his delegated authority.

        The President of American Community, and the Chief Credit Officer each have the authority to approve loans up to the lending limits set by the board of directors, which were $2,000,000 and $1,500,000, respectively, at December 31, 2007. These limits are based upon the total credit exposure in a relationship and not based on loan transaction size. The President and Chief Credit Officer together can approve up to $3,000,000 of total customer credit exposure with the following exceptions. Any acquisition and development loan over $1,500,000, speculative construction loans over $1,500,000, land acquisition and hold transactions greater than $1,000,000 and any loans to non-profit organizations greater than $1,000,000 must be approved by the Loan Committee. All loans above the lending limit of the President and Chief Credit Officer are reviewed and approved by the Loan Committee, which consists of the President, the South Carolina Regional Executive, and six outside directors. In addition, the Chief Credit Officer serves as a non-voting member of this committee. At December 31, 2007, the Loan Committee had the authority to approve loans up to the Bank's legal lending limit. The Bank's legal lending limit was $7.2 million at December 31, 2007. The Bank seldom makes loans approaching its legal lending limit. All loans made to executive officers and directors must be approved by the full board of directors.

Non-performing Assets

        The table sets forth, for the periods indicated, information about our non-accrual loans, restructured loans, total non-performing loans (non-accrual loans plus restructured loans), and total non-performing assets.

	At December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Non-accrual loans	$866	$563	$469	$881	$330
Non-accrual leases	345	1,246	482	—	—
Restructured loans	511	—	—	—	—

Total non-performing loans	1,722	1,809	951	881	330
Foreclosed real estate and other repossessed assets	9	201	479	311	157

Total non-performing assets	$1,731	$2,010	$1,430	$1,192	$487

Accruing loans past due 90 days or more	$—	$291	$1,402	$1,117	$597
Allowance for loan losses	5,740	5,628	4,331	3,488	2,529
Non-performing loans to period end loans	0.44%	0.49%	0.29%	0.29%	0.16%
Allowance for loan losses to period end loans	1.46%	1.52%	1.30%	1.13%	1.24%
Allowance for loan losses to non-performing loans	333%	311%	455%	396%	766%
Non-performing assets to total assets	0.34%	0.41%	0.33%	0.30%	0.17%

        The financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on non-accrual basis. Loans are accounted for on a non-accrual basis when there are serious doubts about the collectibility of principal or interest. Loans are placed on non-accrual status in cases where there is uncertainty as to whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. In 2007, the Bank had one troubled debt restructured loan for $511,000. Due to the borrower's inability to make the payments required under the original loan terms, the Bank modified the terms by granting a longer amortized repayment structure in exchange for obtaining real estate as collateral. The restructured loan is currently recorded as a non-accrual loan, has a related allowance for loan loss of $103,000 and is not past due. Potential problem loans are loans which are currently performing and are not included in non-accrual or restructured loans above, but about which we have serious doubts as to the borrower's ability to comply with present repayment terms. These loans are likely to be included later in non-accrual, past due or restructured loans, so they are considered by management in assessing the adequacy of the allowance for loan losses. At December 31, 2007, no major loans had been identified as potential problem loans.

        At December 31, 2007, the Bank had $1,211,000 in non-accrual loans and leases. Interest foregone on non-accrual loans was approximately $44,000 for the year ended December 31, 2007 and $42,000 for the year ended December 31, 2006.

        Other real estate owned consists of foreclosed properties. At December 31, 2007, foreclosed real estate and other repossessed assets totaled $9,000 or less than 0.01% of total assets, and consisted of equipment and one vehicle. At December 31, 2006, foreclosed real estate and other repossessed assets totaled $201,000 or 0.04% of total assets, and consisted of seven residences and two vehicles.

Analysis of Allowance for Loan Losses

        The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses is increased by provisions charged to operations and by recoveries of amounts previously charged off, and reduced by loans charged off. The adequacy of the allowance is evaluated at least quarterly. In evaluating the adequacy of the allowance, the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors are all considered. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require adjustments to the allowance for loan losses based upon judgments different from those of management.

        The Bank uses a risk grading program to facilitate the evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers, reviewed by Credit Administration, and reviewed by a third party on a test basis. The Bank strives to maintain the loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of the Bank's market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. The Bank has no foreign loans and does not engage in highly leveraged transactions.

        The Bank follows a loan review program designed to evaluate the credit risk in the loan portfolio. Through this loan review process, an internally classified watch list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses is maintained. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower's ability to repay, the borrower's payment history and the current delinquency status. As a result of this process, certain loans are categorized as "substandard", "doubtful" or "loss" and reserves are allocated based on management's judgment and historical experience.

        Loans classified as "substandard" are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some losses if the deficiencies are not corrected. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. Loans classified as "loss" are considered uncollectible and of such little value that their continuance as assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, loans are also categorized based upon risk grade and loan type, assigning an allowance allocation based upon each category.

        Growth in loans outstanding has been the primary reason for increases in the allowance for loan losses and the resultant provisions for loan losses necessary to provide for those increases. This growth has been spread among the major loan categories, with the concentrations of major loan categories being relatively consistent in recent years. For the five years ended December 31, 2007, the range of each major category of loans as a percentage of total loans outstanding is as follows: 1-4 family mortgage loans—8% to 9%, commercial mortgage loans—25% to 39%, construction/development real estate loans—13% to 35%; home equity loans—7% to 9%; commercial and industrial loans—15% to 29%; loans to individuals—4% to 11%; and lease financing—1% to 7%. For all full fiscal years through 2007, loan loss experience was similar to that of other banks our age, with net loan charge-offs in each year no greater than 0.37% of average loans outstanding. The allowance for loan losses at

December 31, 2007 of $5.7 million represents 1.46% of total loans and 333% of non-performing loans. The increase in the allowance for loan losses is primarily attributable to the increase in total loans outstanding at December 31, 2007.

        The allowance for loan losses represents management's estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. Specific allowances are made that are allocated to certain individual loans and pools of loans based on risk characteristics. While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while the Bank believes it has established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the portfolio, will not require adjustments to the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect the financial condition and results of operations of Bancshares.

        The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes only and is not necessarily indicative of the categories in which future losses may occur.

	At December 31,
	2007		2006		2005		2004		2003
	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)
	(Dollars in thousands)
Real estate loans	$3,450	60.10%	$2,340	41.58%	$2,155	47.39%	$2,149	49.21%	$1,283	61.01%
Home equity lines of credit	177	3.08%	130	2.31%	137	8.33%	72	7.98%	50	8.08%
Commercial and industrial loans	1,121	19.53%	1,132	20.11%	929	29.21%	731	27.88%	676	20.11%
Loans to individuals	340	5.92%	405	7.20%	215	10.80%	232	10.00%	162	4.25%
Lease financing, net	652	11.36%	1,621	28.80%	895	4.27%	304	4.93%	358	6.55%

Total	$5,740	100.00%	$5,628	100.00%	$4,331	100.00%	$3,488	100.00%	$2,529	100.00%

(1)
Represents total of all outstanding loans in each category as a percent of total loans outstanding.

        The following table presents for the periods indicated information regarding changes in the allowance for loan losses:

	At or for the Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Balance at beginning of period	$5,628	$4,331	$3,488	$2,529	$2,375
Charge-offs:
Real estate loans	19	10	—	51	—
Home equity lines of credit	—	43	—	—	—
Commercial and industrial loans	180	64	8	211	598
Lease financing, net	728	1,183	28	24	—
Loans to individuals	108	50	45	54	67

Total charge-offs	1,035	1,350	81	340	665

Recoveries:
Real estate loans	—	—	—	1	—
Home equity lines of credit	—	—	—	—	—
Commercial and industrial loans	5	1	100	12	35
Lease financing, net	91	26	4	—	—
Loans to individuals	18	8	11	27	—

Total recoveries	114	35	115	40	35

Net charge-offs (recoveries)	921	1,315	(34)	300	630
Allowance acquired from First National merger		—	—	685	—
Provision for loan losses	1,033	2,612	809	574	784

Balance at end of period	$5,740	$5,628	$4,331	$3,488	$2,529

Total loans outstanding	$392,959	$370,431	$332,708	$307,988	$204,533
Average loans outstanding	$370,832	$351,401	$317,986	$275,011	$182,108
Allowance for loan losses to total loans outstanding	1.46%	1.52%	1.30%	1.13%	1.24%
Ratio of net loan charge-offs (recoveries) to average loans outstanding	0.25%	0.37%	(0.01)%	0.11%	0.35%

Investment Activities

        Bancshares' portfolio of investment securities, most of which are available for sale, consists of U.S. Government agency, mortgage-backed securities, municipal bonds and other marketable equity securities.

        Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to stockholders' equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks.

        The following table summarizes the amortized costs, gross unrealized gains and losses and the resulting market value of investment securities:

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities available for sale:
U. S. Government agencies	$13,635	$341	$10	$13,966
Mortgage-backed securities	49,116	385	196	49,305
State and municipal bonds	10,762	109	44	10,827

	73,513	835	250	74,098
Marketable equity securities	907	7	—	914

Total securities available for sale	$74,420	$842	$250	$75,012

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities held to maturity:
State and municipal bonds	$1,770	$34	$—	$1,804

Total securities held to maturity	$1,770	$34	$—	$1,804

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities available for sale:
U. S. Government agencies	$20,202	$44	$117	$20,129
Mortgage-backed securities	37,047	10	835	36,222
State and municipal bonds	6,265	32	42	6,255

	63,514	86	994	62,606
Marketable equity securities	407	5	—	412

Total securities available for sale	$63,920	$91	$994	$63,018

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities held to maturity:
State and municipal bonds	$2,174	$18	$—	$2,192

Total securities held to maturity	$2,174	$18	$—	$2,192

        The following table summarizes the amortized cost and recorded market values of investment securities (excluding marketable equity securities) at December 31, 2007, by contractual maturity groups:

	Amortized Cost	Fair Value	Book Yield(1)
	(Dollars in thousands)
Securities available for sale and held to maturity
U. S. Government agencies
Due within one year	$3,000	$3,000	4.25%
Due after one but within five years	499	501	5.44%
Due after five but within ten years	8,396	8,732	5.35%
Due after ten years	1,740	1,733	5.67%

	13,635	13,966	5.15%

Mortgage-backed securities
Due within one year	23	23	5.00%
Due after one but within five years	971	970	4.54%
Due after five but within ten years	10,241	10,239	4.46%
Due after ten years	37,881	38,073	5.04%

	49,116	49,305	4.91%

Municipal bonds
Due after one but within five years	1,320	1,323	5.32%
Due after five but within ten years	2,617	2,641	5.79%
Due after ten years	8,595	8,667	6.47%

	12,532	12,631	5.70%

Total investment securities
Due within one year	$3,023	$3,023	4.26%
Due after one but within five years	2,790	2,794	5.07%
Due after five but within ten years	21,254	21,612	4.98%
Due after ten years	48,216	48,473	5.32%

	$75,283	$75,902	5.09%

(1)
Yields on tax-exempt investments have been adjusted to tax equivalent basis using an assumed tax rate of 34% for 2007.

Deposit Activities

        The Bank provides a range of deposit services, including non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and the desire to increase or decrease certain types or maturities of deposits.

        The Bank periodically uses brokered deposits consistent with asset and liability management policies. At December 31, 2007 the Bank had $12,001,000 in brokered deposits. We rarely bid on political funds for municipalities as such deposits are extremely rate sensitive and due to fiduciary pressures on government officials, not as stable as regular corporate and individual customers.

        The Bank offers a variety of deposit programs to individuals and to small-to-medium size businesses and other organizations at interest rates generally competitive with local market conditions. For some of our corporate customers who require such a service, we provide a courier service for non-cash deposit pickup. The following table sets forth the average balances and rates for each of the deposit categories for the periods indicated:

	Year Ended December 31,
	2007		2006		2005
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Interest bearing NOW, savings, and money market accounts	$100,047	2.24%	$91,792	1.78%	$82,270	1.28%
Other time deposits	128,382	4.84%	102,697	3.76%	87,656	3.05%
Time deposits greater than $100,000	112,416	5.05%	120,443	4.78%	108,547	3.28%

Total interest bearing deposits	340,845	4.15%	314,932	3.57%	278,473	2.62%
Demand and other non-interest bearing deposits	59,376		58,705		53,753

Total average deposits	$400,221	3.53%	$373,637	3.01%	$332,226	2.19%

        The following table indicates the amount of the Bank's certificates of deposit by interest rate and by time remaining until maturity as of December 31, 2007.

	Three months or less		More than three months to six months		More than six months to one year		More than one year		Total
	(Dollars in thousands)
Certificates of $100,000 or more	$48,920	5.01%	$24,623	5.08%	$54,923	4.89%	$15,266	4.69%	$143,732	4.94%
Certificates of less than $100,000	40,524	4.90%	23,417	4.89%	36,198	4.76%	9,406	4.37%	109,545	4.81%

Total	$89,444	4.96%	$48,040	4.99%	$91,121	4.84%	$24,672	4.57%	$253,277	4.88%

Borrowings

        Borrowed funds consist of advances from the FHLB, securities sold under agreement to repurchase, federal funds purchased, obligations under a capitalized lease for the Bank's main office facility and junior subordinated debentures. The following table summarizes balance and rate information for borrowed funds as of the dates and for the periods indicated.

	At or for the Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
AMOUNTS OUTSTANDING AT END OF PERIOD:
Advances from the FHLB
Amount	$6,000	$6,000	$11,111
Weighted average rate	3.53%	3.53%	4.11%
Securities sold under agreement to repurchase
Amount	$18,193	$15,473	$8,615
Weighted average rate	2.88%	3.69%	2.62%
Federal funds purchased
Amount	$13,316	$—	$3,118
Weighted average rate	4.60%	—	4.60%
Capitalized lease obligation
Amount	$1,685	$1,694	$1,702
Weighted average rate	8.24%	8.24%	8.24%
MAXIMUM AMOUNT OUTSTANDING AT ANY MONTH-END:
Advances from the FHLB	$6,000	$11,056	$12,722
Securities sold under agreement to repurchase	25,531	17,058	25,882
Federal funds purchased	13,316	6,337	7,000
Capitalized lease obligation	1,694	1,702	1,710
AVERAGES DURING THE PERIOD:
Advances from the FHLB
Average balance	$6,000	$10,834	$12,215
Weighted average rate	3.53%	4.17%	3.85%
Securities sold under agreement to repurchase
Average balance	$20,977	$13,753	$13,138
Weighted average rate	3.70%	3.42%	2.18%
Federal funds purchased
Average balance	$340	$913	$778
Weighted average rate	4.41%	4.84%	1.80%
Capitalized lease obligation
Average balance	$1,692	$1,700	$1,708
Weighted average rate	8.24%	8.24%	8.24%

        Pursuant to collateral agreements with the FHLB, advances are secured by all of the Company's FHLB stock, investment securities with a carrying value of $1.0 million at December 31, 2007, and a blanket lien on qualifying first mortgage loans. This agreement with the FHLB provides for a line of credit up to 15% of the Bank's assets. The unused portion of this line of credit is $69.8 million as of December 31, 2007.

        Securities sold under agreement to repurchase are secured by investment securities. The carrying value of the investment securities at December 31, 2007 was $18.5 million.

        Bancshares also has unused lines of credit totaling $16.2 million from correspondent banks at December 31, 2007.

Junior Subordinated Deferrable Interest Debentures

        On December 31, 2001 we privately placed 2,000 shares of American Community Capital Trust I 9% Trust Preferred Securities, having a value of $2,000,000. On March 1, 2002, we privately placed an additional 1,500 shares of American Community Capital Trust I 9% Trust Preferred Securities, having a liquidation value of $1,500,000. The trust preferred securities have a dividend yield equal to 9% of their face value each year and distributions are paid on a quarterly basis. Bancshares' source of funds for the required interest payments on the trust preferred securities is interest and dividends payable by the Bank to Bancshares plus proceeds received from additional stock sold by Bancshares. Under the terms of the trust preferred securities, Bancshares is permitted to defer the payment of interest on the trust preferred securities for up to 20 consecutive calendar quarters. The amount of any interest deferred also bears interest and must be paid at such time as funds are available to Bancshares. The Trust Preferred Securities were paid off on March 9, 2007.

        During 2003, we formed a special purpose entity organized as a business trust under the laws of the State of Connecticut. This business trust, called American Community Capital Trust II, Ltd was formed in order to allow us to issue trust preferred securities. On December 15, 2003, American Community Capital Trust II, Ltd. issued a floating rate trust preferred security in the amount of $10,000,000. The Trust used the proceeds from the issuance of the trust preferred security to acquire a junior subordinated note of the Company. The trust preferred security essentially mirrors the debt security, carrying a floating interest rate based on 3-month LIBOR plus 280 basis points. The initial interest rate in effect at the time of issuance was 3.97%, which is reset on a quarterly basis. The rate as of December 31, 2007 was 6.82%. The securities have a legal maturity of 30 years, and can be called at the Company's option in whole or part after five years.

Banking Technology

        We provide our customers with truncation of their deposit accounts (check imaging), on-line banking and 24 hour telephone banking that permits our depositors to check balances, recently cleared checks and recent deposits. Due to our imaging of all documentation, our customer service representatives can access past statements and paid checks in a matter of seconds, eliminating research fees for our customers and eliminating any waiting time for such research. We implemented Internet banking for our personal customers during the fourth quarter of 2002 and our business Internet banking was implemented in 2003.

        The Bank has twelve ATM facilities attached to twelve of its existing banking offices. The Bank's ATM cards are linked to the nationwide Cirrus®, Plus® and Star® systems, allowing the Bank's customers to withdraw funds from any ATM honoring these systems.

Competition

        Commercial banking in North Carolina is highly competitive in large part due to early adoption of statewide branching. We compete in our market areas with some of the largest banking organizations in the state and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit or taking investment monies such as mutual funds and brokerage firms. Many of our competitors have broader geographic markets and higher lending limits than us and are also able to provide more services and make greater use of media advertising. In Union County, for example, there are currently 38 offices of 11 different commercial banks (including the largest banks in North Carolina). In Mecklenburg County, there are currently 231 offices of 25 different commercial banks (including the largest banks in North Carolina). While we typically do not compete directly for loans with these larger banks, they do influence our deposit products. We do compete more directly with mid-size and small community banks that have offices in our market areas. There are also a number of new community banks in Mecklenburg and Union Counties that have a direct competitive effect as borrowers tend to "shop" the terms of their loans and deposits.

        The enactment of legislation authorizing interstate banking has caused great increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina. For example, Atlanta, Georgia based SunTrust, a large multi-state financial institution has branches throughout North Carolina, including Mecklenburg County and Regions Bancshares, from Birmingham, Alabama, recently expanded their presence in North Carolina.

        The banking business is highly competitive in South Carolina as well. American Community competes as a financial intermediary with other commercial banks, savings and loan associations, credit unions, and money market mutual funds operating in the Cherokee County area and elsewhere. In Cherokee County, there are currently 13 offices of 6 different commercial banks. A number of these competitors are well established in the Cherokee County area. Most of them have substantially greater resources and lending limits than the Bank and offer certain services, such as extensive and established branch networks and trust services that we either do not expect to provide or do not currently provide. As a result of these competitive factors, the Bank may have to pay higher rates of interest to attract deposits.

        Despite the competition in our market areas, we believe that we have certain competitive advantages that distinguish us from our competition. We believe that our primary competitive advantages are our bankers, each of whom is well known in his or her community with strong personal and business ties to that community with a loyal customer following. We offer customers modern banking services without forsaking community values such as prompt, personal service and friendliness. We also have established local advisory boards in certain of our communities to help us better understand their needs and to be "ambassadors" of the Bank. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, shareholders, and the communities we serve which results in referrals from shareholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors serve on boards of local civic and charitable organizations. As an example, American Community was recognized each year from 1999 to 2007 for outstanding contributions to the United Way Campaign for Union County. American Community is very active in the Special Olympics for Union County and has been honored by Special Olympics as "Business of the Year" for our sponsorship and volunteer efforts.

        American Community has also entered into a revenue sharing agreement with Smith Barney, in which the Bank receives revenue for business generated by a broker located in our offices. Currently, a Smith Barney representative is located in our main office but visits all our branch locations periodically when the opportunity arises. As a community service providing a competitive edge, the Bank sponsors small business seminars and features various speakers on topics of interest to growing small businesses. The Bank attempts to bring together in one place a variety of experts to discuss timely issues of importance to business owners regarding such matters as e-commerce, investments, and estate and retirement planning. This social setting also provides small business owners with an opportunity to network with other small business owners in our communities. Further, through its Kidz Club, the Bank offers savings accounts designed for young savers. The Bank has also developed a Senior Citizens account for customers 50 years and older. These products offer free travelers checks, free safe deposit box, interest on daily balances, free wallet-style checks, free breakfasts with guest speakers and periodic day trips. American Community also sponsors the day trips as a way to attract Senior Citizens' accounts and to further enhance their loyalty to the Bank.

Regulation of the Bank

        The Bank is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on the business of Bancshares and the Bank.

         State Law.    The Bank is subject to extensive supervision and regulation by the North Carolina Commissioner of Banks (the "Commissioner"). The Commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The Commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and the Bank is required to make regular reports to the Commissioner describing in detail the resources, assets, liabilities and financial condition. Among other things, the Commissioner regulates mergers and consolidations of state-chartered banks, the payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

         Deposit Insurance.    The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund, or DIF, of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The Bank's deposits, therefore, are subject to FDIC deposit insurance assessment.

        The FDIC recently amended its risk-based deposit assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005, (the "Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk Category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points.

        The FDIC is authorized to set the reserve ratio for the DIF annually at between 1.15% and 1.5% of estimated insured deposits, in contrast to the statutorily fixed ratio of 1.25% under the old system. The ratio, which is viewed by the FDIC as the level that the funds should achieve, was established by the agency at 1.25% for 2007. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the DIF reserve ratio equals or exceeds 1.35% of estimated insured deposits. The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset future assessments until exhausted.

        Notwithstanding the foregoing, On October 14, 2008, under authority granted by EESA, the United States Department of the Treasury adopted the TARP and the Capital Purchase Program pursuant to which the Treasury intends to make senior preferred stock investments in participating financial institutions. One aspect of EESA (in addition to the Capital Purchase Plan) which became effective on October 3, 2008 is a temporary increase of the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The basic deposit insurance limit will return to $100,000 after December 31, 2009.

         Capital Requirements.    The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

        A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1," or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. "Tier 2," or supplementary capital, includes among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of December 31, 2007, Bancshares was well-capitalized with Tier 1 and Total Risk-Based Capital of 12.98% and 14.24%, respectively.

        The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank's capital adequacy, an assessment of the bank's interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization's interest rate risk management include a measurement of board of director and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

        Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under the "Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to the shareholders.

         Federal Deposit Insurance Corporation Improvement Act of 1991.    In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDIC Improvement Act"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. The FDIC Improvement Act provides for, among other things:

  •
  publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants,

  •
  the establishment of uniform accounting standards by federal banking agencies,

  •
  the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital,

  •
  additional grounds for the appointment of a conservator or receiver, and

  •
  restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

        The FDIC Improvement Act also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

        A central feature of the FDIC Improvement Act is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to the FDIC Improvement Act, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

        The FDIC Improvement Act provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. The FDIC Improvement Act also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

         International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001.    On October 26, 2001, the USA PATRIOT Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on the operations of financial institutions. The USA PATRIOT Act of 2001 has increased costs of regulatory compliance.

         Miscellaneous.    The dividends that may be paid by the Bank are subject to legal limitations. In accordance with North Carolina banking law, dividends may not be paid by the Bank unless its capital surplus is at least 50% of its paid-in capital.

        The earnings of the Bank will be affected significantly by the policies of the Federal Reserve Board, which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

        The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

        We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on the Bank's operations.

Regulation of Bancshares

         Federal Regulation.    Bancshares is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

        The status of Bancshares as a registered bank holding company under the Bank Holding Company Act does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, the federal securities laws.

        Bancshares is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval is required for Bancshares to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than five percent of any class of voting shares of such bank or bank holding company.

        The merger or consolidation of Bancshares with another bank, or the acquisition by Bancshares of assets of another bank, or the assumption of liability by Bancshares to pay any deposits in another bank, will require the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The decision is based upon a consideration of statutory factors similar to those outlined above with respect to the Bank Holding Company Act. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the Bank Holding Company Act and/or the North Carolina Banking Commission may be required.

        Bancshares is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of Bancshares' consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as "well capitalized" and "well managed" under applicable regulations of the Federal Reserve Board, that has received a composite "1" or "2" rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

        In addition, a bank holding company is prohibited generally from engaging in, or acquiring five percent or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

  •
  making or servicing loans;

  •
  performing certain data processing services;

  •
  providing discount brokerage services;

  •
  acting as fiduciary, investment or financial advisor;

  •
  leasing personal or real property;

  •
  making investments in corporations or projects designed primarily to promote community welfare; and

  •
  acquiring a savings and loan association.

        In evaluating a written notice of such an acquisition, the Federal Reserve Board will consider various factors, including among others the financial and managerial resources of the notifying bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice for acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

        However, with the passage of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which became effective on March 11, 2000, the types of activities in which a bank holding company may engage were significantly expanded. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a "financial holding company." A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are "financial in nature." Among the activities that are deemed "financial in nature" are, in addition to traditional lending activities, securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve Board considers to be closely related to banking.

        A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is "well capitalized" under the Federal Deposit Insurance Corporation Improvement Act prompt corrective action provisions, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve Board that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities. Bancshares has not yet elected to become a financial holding company.

        Under the Modernization Act, the Federal Reserve Board serves as the primary "umbrella" regulator of financial holding companies, with supervisory authority over each parent company and limited authority over its subsidiaries. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. The Modernization Act also imposes additional restrictions and heightened disclosure requirements regarding private information collected by financial institutions.

         Capital Requirements.    The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

        The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies:

  •
  a leverage capital requirement expressed as a percentage of adjusted total assets;

  •
  a risk-based requirement expressed as a percentage of total risk-weighted assets; and

  •
  a Tier 1 leverage requirement expressed as a percentage of adjusted total assets.

        The leverage capital requirement consists of a minimum ratio of total capital to total assets of 4%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated companies, with minimum requirements of 4% to 5% for all others.

        The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

         Source of Strength for Subsidiaries.    Bank holding companies are required to serve as a source of financial strength for their depository institution subsidiaries, and, if their depository institution subsidiaries become undercapitalized, bank holding companies may be required to guarantee the subsidiaries' compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

         Dividends.    As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, Bancshares' ability to pay cash dividends depends upon the cash dividends it receives from the Bank. At present, Bancshares' only source of income is dividends paid by the Bank and interest earned on any investment securities it holds. Bancshares must pay all of its operating expenses from funds it receives from the Bank. Therefore, shareholders may receive dividends from Bancshares only to the extent that funds are available after payment of our operating expenses and the board decides to declare a dividend. In addition, the Federal Reserve Board generally prohibits bank holding companies from paying dividends except out of operating earnings, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. We expect that, for the foreseeable future, any dividends paid by the Bank will likely be limited to amounts needed to pay any separate expenses of Bancshares, to pay our regular quarterly dividend to shareholders and to make required payments on our debt obligations, including our outstanding debentures underlying trust preferred securities.

        The FDIC Improvement Act requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and Regulatory Improvement Act of 1994, to do so taking into account the size and activities of depository institutions and the avoidance of undue reporting burdens. In 1995, the agencies adopted regulations requiring as part of the assessment of an institution's capital adequacy the consideration of (a) identified concentrations of credit risks, (b) the exposure of the institution to a decline in the value of its capital due to changes in interest rates and (c) the application of revised conversion factors and netting rules on the institution's potential future exposure from derivative transactions.

        In addition, the agencies in September 1996 adopted amendments to their respective risk-based capital standards to require banks and bank holding companies having significant exposure to market risk arising from, among other things, trading of debt instruments, (1) to measure that risk using an internal value-at-risk model conforming to the parameters established in the agencies' standards and (2) to maintain a commensurate amount of additional capital to reflect such risk. The new rules were adopted effective January 1, 1997, with compliance mandatory from and after January 1, 1998.

        Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would not be applicable to Bancshares because it currently only maintains one subsidiary depository institution.

        Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of, the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and Federal Reserve Board regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal shareholders of the Bank, Bancshares, any subsidiary of Bancshares and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tying arrangements (with the holding company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

        Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under the FDIC Improvement Act.

Interstate Branching

        Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle Act"), the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. As of June 1, 1997, banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle Act. These mergers are also subject to similar aging and deposit concentration limits.

        North Carolina "opted-in" to the provisions of the Riegle Act. Since July 1, 1995, an out-of-state bank that did not already maintain a branch in North Carolina was permitted to establish and maintain a de novo branch in North Carolina, or acquire a branch in North Carolina, if the laws of the home state of the out-of-state bank permit North Carolina banks to engage in the same activities in that state under substantially the same terms as permitted by North Carolina. Also, North Carolina banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in North Carolina of a merged North Carolina bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger.

Future Legislation

        We cannot predict what legislation might be enacted in the future or what regulations might be adopted, or if enacted or adopted, the effect thereof on our operations.

Employees

        As of December 31, 2007, we had 107 full-time employees and 10 part-time employees. None of these employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.

Properties

        The following table sets forth the location of American Community's main office and branch offices, as well as certain information relating to these offices.

Office Location	Year Opened	Approximate Square Footage	Owned or Leased
Main Office 2593 West Roosevelt Blvd Monroe NC 28110	1999	14,774	Leased
Indian Trail 13860 East Independence Blvd Indian Trail NC 28079	1999	3,850	Leased
Sunset 120 East Sunset Drive Monroe NC 28111	1999	450	Leased
Wal-Mart Superstore 2406 West Roosevelt Blvd Monroe NC 28110	2000	600	Leased
Marshville 7001 East Marshville Blvd Marshville NC 28103	2000	3,500	Leased
Mint Hill 7200 Matthews-Mint Hill Rd Mint Hill NC 28227	2000	2,500	Leased
Mountain Island 3500 Mt. Holly-Huntersville Rd Charlotte NC 28216	2000	4,500	Owned
South Park 4500 Cameron Valley Pkwy Charlotte NC	2003	2,800	Leased
South End 2130 South Blvd Charlotte NC 28203	2005	5,405	Leased
Gaffney Main 217 N. Granard Street Gaffney SC 29341	1999	11,000	Owned
Blacksburg 207 W. Cherokee Street Blacksburg SC 29702	2000	2,550	Owned

Office Location	Year Opened	Approximate Square Footage	Owned or Leased
Chesnee Highway 626 Chesnee Highway Gaffney SC 29341	2001	2,550	Owned
Tega Cay 1738 Gold Hill Road Tega Cay SC 29708	2005	3,082	Owned

        In 1999 American Community entered into a Commercial Lease Agreement with TyPar Realty, Inc. for the lease of a portion of a two-story building constructed by L. C. Tyson Construction, Inc. This building serves as the main office of American Community. TyPar Realty, Inc. and L. C. Tyson Construction, Inc. are related interests of Carlton Tyson, a former director of Bancshares. The lease was for thirty years commencing in 1999 with increases every five years plus our share of common area expenses. American Community has a right of first refusal to lease the remainder of the building as it becomes available and to purchase the building should it be offered for sale. This lease was entered into at arms-length and at then current market rates. The lease was reviewed by an independent third party real estate appraiser for assurance that the terms of the lease are not more favorable than would be engaged with any other party. Additionally, after a sealed bid process, L. C. Tyson Construction, Inc. was awarded as low bidder, the construction contract for American Community's permanent buildings in Marshville and Mountain Island. American Community believes the terms of that contract are fair to the bank.

        American Community sold and leased back the Marshville branch in 2001 to Carroll Edwards in an arms-length transaction at then current market rates. In 2002 Mr. Edwards was elected to the board of directors of American Community and retired from the board in 2006.

        In 2003, American Community entered into a commercial lease agreement with Zebulon Morris, Jr, a director of American Community, for the lease of a new building constructed by Mr. Morris. The lease is for 10 years commencing in 2003. This lease was entered into at arms-length and at then current market rates. In 1998 Mr. Morris was elected to the board of directors of American Community and retired from the board in 2006.

Legal Proceedings

        In the normal course of its operations, the Bank from time to time is party to various legal proceedings. Based upon information currently available, there are no legal proceedings to which Bancshares or the Bank is party that would have a material adverse effect on Bancshares business, financial position, or results of operations.

Market for American Community's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

        American Community Bancshares' common stock is listed on the Nasdaq Capital Market under the symbol "ACBA". It began trading on this market on July 17, 2000. There were 6,503,788 shares of our common stock outstanding at February 15, 2008 owned by approximately 2,500 shareholders. The table below lists the high and low prices at which trades were completed during each quarter indicated for our stock and warrants to buy stock and are adjusted to reflect our three-for-two stock split effective in the form of a 50% stock dividend in February 2006. In 2007 and 2006, the Company paid quarterly dividends in the amount of $0.05 per share.

		Sale Price
		Common Stock
	Dividends Paid
		High	Low
2007
First Quarter	$0.05	$12.69	$10.60
Second Quarter	0.05	12.30	10.87
Third Quarter	0.05	12.50	10.15
Fourth Quarter	0.05	12.84	9.19
2006
First Quarter	$0.05	$13.73	$12.14
Second Quarter	0.05	13.49	12.04
Third Quarter	0.05	12.23	11.18
Fourth Quarter	0.05	11.71	11.00

Performance Graph

        The following graph compares (i) the yearly change in the cumulative total stockholder return on the Company's common stock with (ii) the cumulative return of the Nasdaq Composite (iii) the Nasdaq Bank Stock Index, (iv) the SNL Bank and Thrift Index. The graph assumes that the value of an investment in the Company's common stock and in each index was $100 on December 31, 2002, and that all dividends were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

American Community Bancshares, Inc.
Total Return Performance

As of December 31, 2007

Evaluation of Disclosure Controls and Procedures

        At the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-14.

        Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective (1) to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management has made a comprehensive review, evaluation and assessment of the Company's internal control over financial reporting as of December 31, 2007. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, management makes the following assertions:

  •
  Management has implemented a process to monitor and assess both the design and operating effectiveness of internal control over financial reporting.

  •
  All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

  •
  The Company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on that assessment, we believe that, as of December 31, 2007, the company's internal control over financial reporting is effective based on those criteria.

        The Company's registered public accounting firm that audited the Company's consolidated financial statements included in this annual report has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

        Management of the Company has evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, changes in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth quarter of 2007. In connection with such evaluation, the Company has determined that there have been no changes in internal control over financial reporting during the fourth quarter that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As of September 30, 2008

Evaluation of Disclosure Controls and Procedures

        At the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-14.

        Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective (1) to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

        There were no changes in the Company's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company reviews its disclosure controls and procedures, which may include its internal control over financial reporting, on an ongoing basis, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that the Company's systems evolve with its business.

SELECTED FINANCIAL DATA
AMERICAN COMMUNITY BANCSHARES, INC.
Selected Financial Information and Other Data
($ in thousands, except per share data)

	At or for the Year Ended December 31,
	2007	2006	2005	2004	2003
Operating Data:
Total interest income	$35,426	$32,334	$25,584	$18,217	$13,055
Total interest expense	16,193	13,521	9,180	6,220	5,169

Net interest income	19,233	18,813	16,404	11,997	7,886
Provision for loan losses	1,033	2,612	809	574	784

Net interest income after provision for loan losses	18,200	16,201	15,595	11,423	7,102
Non-interest income	3,391	3,353	3,294	3,337	2,645
Non-interest expenses	13,702	12,838	11,742	10,400	7,552

Income before income taxes	7,889	6,716	7,147	4,360	2,195
Provision for income taxes	2,869	2,440	2,639	1,617	807

Net income	$5,020	$4,276	$4,508	$2,743	$1,388

Per Share Data:(1)
Earnings per share—basic	$0.74	$0.62	$0.71	$0.56	$0.33
Earnings per share—diluted	0.72	0.60	0.66	0.50	0.32
Cash dividends per share	0.20	0.20	0.13	0.07	0.05
Market Price
High	12.84	13.73	12.51	11.21	8.73
Low	9.19	11.00	9.46	7.58	5.42
Close	9.59	11.04	12.43	10.90	8.30
Book value	8.31	7.83	7.43	7.06	5.71
Tangible book value	6.73	6.35	5.89	5.04	5.71
Weighted average shares outstanding
Basis	6,779,635	6,913,534	6,364,336	4,912,256	4,236,564
Diluted	6,938,259	7,171,413	6,819,523	5,513,361	4,315,951
Selected Year-End Balance Sheet Data:
Loans	$392,959	$370,431	$332,708	$307,988	$204,533
Allowance for loan losses	5,740	5,628	4,331	3,488	2,529
Intangible assets	10,296	10,403	10,510	10,617	—
Total assets	505,595	494,658	436,671	399,458	281,253
Deposits	399,794	401,137	345,401	306,665	208,163
Borrowings	49,504	37,085	38,464	54,169	48,319
Shareholders' equity	54,024	55,068	50,886	36,972	24,189
Selected Average Balances:
Total assets	$496,816	$468,908	$420,941	$366,668	$246,042
Loans	370,832	351,401	317,986	275,011	182,108
Total interest-earning assets	455,076	428,679	385,919	337,292	230,747
Interest-bearing deposits	340,845	314,932	278,473	239,294	168,307
Total interest-bearing liabilities	380,996	355,362	320,230	292,402	196,469
Shareholders' equity	54,836	52,924	45,937	32,275	23,501

(1)
All share and per share amounts reflect the effects of the 50% stock dividend paid in 2006.

AMERICAN COMMUNITY BANCSHARES, INC.
Selected Financial Information and Other Data
($ in thousands, except per share data)

	At or for the Year Ended December 31,
	2007	2006	2005	2004	2003
Selected Performance Ratios:
Return on average assets	1.01%	0.91%	1.07%	0.74%	0.56%
Return on average equity	9.15%	8.08%	9.81%	8.50%	5.91%
Net interest margin	4.23%	4.39%	4.25%	3.56%	3.42%
Noninterest expense to average assets	2.74%	2.74%	2.79%	2.84%	3.07%
Efficiency ratio	60.40%	57.71%	59.61%	67.82%	71.71%
Equity to assets ratio	10.69%	11.13%	11.65%	9.26%	8.60%
Dividend payout ratio	27.78%	33.33%	19.70%	14.00%	15.63%
Asset Quality Ratios:
Nonperforming loans to total loans	0.44%	0.49%	0.29%	0.29%	0.16%
Allowance for loan losses to period-end loans	1.46%	1.52%	1.30%	1.13%	1.24%
Allowance for loan losses to nonperforming loans	333%	311%	455%	396%	766%
Nonperforming assets to total assets	0.34%	0.41%	0.33%	0.30%	0.17%
Net loan charge-offs (recoveries) to average loans	0.25%	0.37%	(0.01)%	0.11%	0.35%

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION

        In this section, American Community is referred to as "Bancshares", "we" and "our" and American Community Bank is referred to as the "American Community" or the "Bank."

        The following presents management's discussion and analysis of our financial condition and results of operations and should be read in conjunction with the financial statements and related notes combined in Item 8 of this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. The following discussion is intended to assist in understanding the financial condition and results of operations of Bancshares. Because American Community Bancshares, Inc. has no material operations and conducts no business on its own other than owning its subsidiary, American Community, the discussion contained in this Management's Discussion and Analysis concerns primarily the business of American Community. However, for ease of reading and because the financial statements are presented on a consolidated basis, American Community Bancshares and American Community Bank are collectively referred to herein as American Community Bancshares or Bancshares unless otherwise noted.

OVERVIEW

        In April 2000, Bancshares was formed as a holding company for American Community. Upon formation, one share of Bancshares' $1.00 par value common stock was exchanged for each of the then outstanding 1,492,063 shares of American Community's $5.00 par value common stock. On April 15, 2004, Bancshares acquired First National. On April 1, 2005 First National was merged into American Community. Bancshares currently has no operations and conducts no business on its own other than owning American Community.

        American Community was opened for business as a North Carolina-chartered commercial bank on November 16, 1998 and completed its first full fiscal year on December 31, 1999. American Community operates out of its main office at 4500 Cameron Valley Parkway, Suite 150, Charlotte, North Carolina. It also operates twelve other full service branches in Union and Mecklenburg Counties of North Carolina and Cherokee and York Counties of South Carolina.

        First National commenced operations as a national banking association on October 18, 1996 and was purchased by Bancshares on April 15, 2004. First National was merged into American Community on April 1, 2005.

        The Bank's lending activities are oriented to the consumer/retail customer as well as the small-to-medium sized business located in the Union and Mecklenburg County areas of North Carolina and the Cherokee and York County area of South Carolina. The Bank offers commercial, consumer, and mortgage lending products, as well as the ability to structure credit arrangements to fit specialized needs through accounts receivable financing, leasing arrangements and other products. The deposit services offered by the Bank include small business and personal checking and savings accounts and certificates of deposit. The Bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts. Additional funding includes borrowings from the FHLB and various other financial institutions. The Bank also offers investment services through an agreement with Smith Barney.

As of December 31, 2007

Comparison of Financial Condition at December 31, 2007 and 2006

        Total assets at December 31, 2007 increased by $10.9 million or 2.1% to $505.6 million compared to $494.7 million at December 31, 2006. Bancshares had earning assets of $472.8 million at year-end December 31, 2007 consisting of $393.0 million in gross loans, $78.9 million in investment securities and non-marketable equity securities, and $930,000 in interest-bearing deposits with banks. Total deposits as of December 31, 2007 decreased by $1.3 million or 0.33% to $399.8 million compared to $401.1 million at December 31, 2006. Total borrowings as of December 31, 2007 increased by $13.0 million or 33.8% from $38.5 million to $51.4 million. Stockholders' equity was $54.0 million at December 31, 2007 compared to $55.1 million at December 31, 2006 for a decrease of $1.0 million or 1.9%.

        Gross loans grew by $22.6 million or 6.1% from $370.4 million as of December 31, 2006 to $393.0 million at year-end 2006. The composition of the loan portfolio, by category, as of December 31, 2007 is as follows: 9% 1-4 family mortgage loans, 26% commercial mortgage real estate loans, 35% construction/development real estate loans, 9% home equity lines of credit, 15% commercial loans, 5% consumer and other loans to individuals and 1% leases. The real estate category grew $53.4 million from $276.4 million to $223.0 million. Within the real estate category, 1-4 family loans increased $3.3 million from $32.4 million to $35.7 million, commercial mortgage real estate loans increased $7.3 million from $96.9 million to $104.2 million while construction/development loans increased $42.9 million from $93.6 million to $136.5 million. These construction/development loans are primarily single family residences and owner occupied commercial properties. Net decreases in other loan categories included $20.1 million in commercial and industrial loans, $16.8 million in consumer and other loans, $4.4 million in leases. Home equity lines of credit increased $10.4 million. The composition of the loan portfolio at December 31, 2006, by category, was 9% 1-4 family mortgage loans, 26% commercial mortgage real estate loans, 25% construction/development real estate loans, 7% home equity lines of credit, 21% commercial loans, 10% consumer and other loans to individuals and 2% leases.

        Bancshares recorded a $1.0 million provision for loan losses for the year ended December 31, 2007, representing a decrease of $1.6 million from the $2.6 million provision for the year ended December 31, 2006. Bancshares also experienced net charge-offs of $921,000 in 2007 compared to net charge-offs of $1.3 million in 2006. The percentage of net loan charge-offs (recoveries) to average loans outstanding was 0.25% for the year ended December 31, 2007 as compared with 0.37% for the year ended December 31, 2006. Non-performing loans and leases totaled $1.7 million or 0.44% of total loans at December 31, 2007, down from $1.8 million or 0.49% of total loans at December 31, 2006. The composition of non-performing loans and leases at December 31, 2007 by category was 25% real estate, 28% commercial loans, 9% home equity lines of credit, 9% consumer and other loans to individuals and 29% leases. This compares to 17% real estate, 11% commercial loans, 1% home equity lines of credit, 2% consumer and other loans to individuals and 69% leases at December 31, 2006. All non-performing loans and leases have been reviewed for collectibility and any specific reserves necessary have been recorded. The allowance for loan losses at December 31, 2007 of $5.7 million represents 1.46% of total loans and 333% of non-performing loans. The allowance for loan losses at December 31, 2006 of $5.6 million represented 1.52% of total loans and 311% of non-performing loans. The decrease in the provision for loan losses from 2006 is primarily attributable to the decrease in non-performing loan and leases and a decrease in net charge-offs in 2007. Management believes that the allowance for loan losses as of December 31, 2007 is adequate to absorb probable losses inherent in the loan portfolio.

        Bancshares had total investment securities of $76.8 million at December 31, 2007 of which $75.0 million are accounted for as available for sale under Statement of Financial Accounting Standards (SFAS) No. 115 and are presented at fair value, and $1.8 million are intended to be held to maturity. The investment securities portfolio increased by $11.6 million from the $65.2 million balance at December 31, 2006. Additions to the investment portfolio included $29.8 million in new securities purchases, largely funded from $19.9 million in proceeds from investment maturities, calls, sales and principal re-payments.

        Interest-earning deposits with banks decreased by $16.4 million. The Company holds funds in interest-earning deposits with banks to provide liquidity for future loan demand and to satisfy fluctuations in deposit levels.

        Non interest-earning assets decreased by $7.0 million from $45.5 million at December 31, 2006 to $38.5 million at December 31, 2007. The decrease is primarily attributable to a decrease of $5.6 million in the cash and due from banks category. This includes cash on hand and customer deposits and other cash receipts that are in the process of collection and not available for overnight investment. Accrued interest receivable also decreased $298,000 to $2.6 million at December 31, 2007 as a result of the decrease in interest rates during the year. Bank premises and equipment was $8.7 million at December 31, 2007 a decrease of $411,000 from December 31, 2006 primarily due to depreciation of assets. Foreclosed real estate and repossessed assets were $-0- and $9,000, respectively, at December 31, 2007 a decrease of $192,000 from the foreclosed real estate and repossessed asset balance of $201,000 at December 31, 2006. This decrease is primarily due to the sale of nine 1-4 family foreclosed properties in 2007 and the sale of 17 repossessed vehicles.

        Total deposits decreased $1.3 million or 0.33% from $401.1 million on December 31, 2006 to $399.8 million on December 31, 2007. The composition of the deposit base, by category, at December 31, 2007 is as follows: 14% non-interest bearing demand deposits, 6% savings deposits, 17% money market and interest bearing demand deposits and 63% time deposits. The savings and time deposit categories experienced increases over the twelve-month period. Dollar and percentage increases by category were as follows: savings deposits, $9.1 million or 60%, and time deposits, $27.3 million or 12%. The large increase in the savings deposit category was due to the introduction of a new savings product priced to approximate the pricing on the 90-day T-bill. The non-interest bearing demand deposit and money market and interest bearing demand deposit categories both experienced decreases over the twelve-month period. Dollar and percentage decreases by category were as follows: non-interest bearing demand deposits, $7.3 million or 12%; and money market and interest bearing demand deposits, $30.5 million or 31%. Time deposits of $100,000 or more totaled $143.7 million, or 57% of time deposits at December 31, 2007. The composition of deposits at December 31, 2006 was 15% non-interest bearing demand deposits, 4% savings deposits, 25% money market and interest bearing demand deposits and 56% time deposits. Time deposits of $100,000 or more at December 31, 2006 were $121.9 million, or 54%.

        At December 31, 2007, $6.0 million of advances were outstanding with maturity dates ranging from July 2012 through February 2013. The balance of FHLB advances at December 31, 2006 was also $6.0 million. These advances are secured by a blanket lien on 1-4 family mortgage loans and certain loans secured by commercial property, Federal Home Loan Bank stock, and $1.0 million in investment securities. Bancshares also maintained the capital lease for its main office. The recorded obligation under this capital lease at December 31, 2007 was $1.7 million. In 2003, Bancshares issued junior subordinated debentures in the amount of $10.3 million all of which was eligible for inclusion as Tier 1 capital for American Community Bancshares, Inc. in 2007. The debentures have a maturity of thirty years with a five-year continuous call provision and are re-priced monthly based on 90 day LIBOR plus 280 basis points. The Bank also offers corporate customers the option to sweep excess checking account balances into one day maturity repurchase agreements which are collateralized by certain of the Bank's investment securities. The balance of these repurchase agreements at December 31, 2007 was $18.2 million.

        Other liabilities increased by $905,000 to $2.3 million at December 31, 2007 from $1.4 million at December 31, 2006. The increase was primarily due to the increase in accrued income taxes for the year as compared to 2006.

        Bancshares began 2006 with total stockholders' equity of $55.1 million. Total equity decreased to $54.0 million at December 31, 2007. This $1.1 million decrease was due to the repurchase and retirement of $6.1 million in common stock and the $1.3 million payment of cash dividends of $.20 per share in 2007. This was offset by comprehensive income of $6.1 million and net proceeds of $211,000 from stock options exercised in 2007.

Net Interest Income

        Like most financial institutions, the primary component of earnings for Bancshares is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of non-interest-bearing liabilities. During the fiscal years ended December 31, 2007, 2006 and 2005, average interest-earning assets were $455.1 million, $428.7 million, and $385.9 million, respectively. During these same periods, Bancshares' net yields on average interest-earning assets (net interest margin) were 4.23%, 4.39%, and 4.25%, respectively.

         Average Balances and Average Rates Earned and Paid.    The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Average loans include non-accruing loans, the effect of which is to lower the average rates shown.

	Year Ended December 31, 2007			Year Ended December 31, 2006			Year Ended December 31, 2005
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$370,832	$31,374	8.46%	$351,401	$28,800	8.20%	$317,986	$23,062	7.25%
Investments	73,152	3,461	4.73%	66,446	2,990	4.50%	56,973	2,229	3.91%
Interest-earning deposits	11,092	591	5.33%	10,832	544	5.02%	10,960	293	2.67%

Total interest-earning assets	455,076	35,426	7.78%	428,679	32,334	7.54%	385,919	25,584	6.63%

Other assets	41,740			40,229			35,022

Total assets	$496,816			$468,908			$420,941

Interest-bearing liabilities:
Deposits:
Savings	$24,209	606	2.50%	$11,612	40	0.34%	11,845	28	0.24%
Money market and NOW	75,839	1,634	2.15%	80,180	1,597	1.99%	70,425	1,021	1.45%
Time	240,797	11,901	4.94%	223,140	9,620	4.31%	196,203	6,241	3.18%
Borrowings(1)	40,151	2,052	5.11%	40,430	2,264	5.60%	41,757	1,890	4.53%

Total interest-bearing liabilities	380,996	16,193	4.25%	355,362	13,521	3.80%	320,230	9,180	2.87%

Non-interest bearing deposits	59,376			58,705			53,753
Other liabilities	1,608			1,917			1,021
Stockholders' equity	54,836			52,924			45,937

Total liabilities and stockholders' equity	$496,816			$468,908			$420,941

Net interest income and interest rate spread		$19,233	3.53%		$18,813	3.74%		$16,404	3.76%

Net yield on average interest-earning assets			4.23%			4.39%			4.25%

Ratio of average interest-earning assets to average interest-bearing liabilities	119.44%			120.63%			120.51%

(1)
Borrowings includes borrowings from the Federal Home Loan Bank, securities sold under agreement to repurchase, federal funds sold, capital lease obligation and junior subordinated deferrable interest debentures.

Rate/Volume Analysis

        The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	December 31, 2007 vs. 2006			December 31, 2006 vs. 2005
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Loans	$1,618	$956	$2,574	$2,581	$3,157	$5,738
Investment securities	310	161	471	359	402	761
Interest-earning deposits with banks	13	34	47	(5)	256	251

Total interest income	1,941	1,151	3,092	2,935	3,815	6,750

Interest expense:
Deposits	906	1,978	2,884	1,176	2,791	3,967
Borrowings	(15)	(197)	(212)	(67)	441	374

Total interest expense	891	1,781	2,672	1,109	3,232	4,341

Net interest income	$1,050	$(630)	$420	$1,826	$583	$2,409

Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006

         Net Income.    Bancshares generated net income in 2007 of $5.0 million compared to net income in 2006 of $4.3 million. On a per share basis, fully diluted earnings were $0.72 for 2007 compared to $0.60 for 2006. Return on average assets was 1.01% and 0.91% and return on average equity was 9.15% and 8.08% for the years ended December 31, 2007 and 2006, respectively.

        Earnings for the year ended December 31, 2007 were positively impacted by solid growth in average earning assets and by a $1.6 million decrease in the provision for loan losses. The impact of the growth in average earning assets was further enhanced by the increase in the yield on interest-earning assets, which increased to 7.78% in 2007 from 7.54% in 2006. Earnings were negatively impacted by an increase in the average cost of interest-bearing liabilities from 3.80% in 2006 to 4.25% in 2007, as deposit cost increases outpaced increases in asset yields.

         Net Interest Income.    Net interest income increased $420,000 from $18.8 million in 2006 to $19.2 million in 2007. Total interest income benefited from strong growth in average earning assets.

        Total average earning assets increased $26.4 million or 6.2% from an average of $428.7 million in 2006 to an average of $455.1 million in 2007. Bancshares experienced solid loan growth during 2007 with average loan balances increasing by $19.4 million. The increase in the average balances for investment securities and interest-earning deposits was $7.0 million. Total interest income increased $3.1 million due to the increase in average earning assets of $26.4 million, complemented by an increase in yield on earning assets from 7.54% in 2006 to 7.78% in 2007. Average total interest-bearing liabilities increased by $25.6 million during 2007, consisting of a $25.9 million increase in average interest-bearing deposits while average borrowings decreased $279,000.

        Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended 2007 was 4.23% compared to 4.39% for 2006. The decrease in net interest margin resulted from the differences between the terms and conditions of earning assets and interest-bearing liabilities. Interest rates on a significant portion of our earning assets, such as certain loans and short-term investments, are tied to index rates, including the prime lending rate and the Federal Funds rate. The Federal Open Market Committee (FOMC) raised the target Federal Funds Rate to a high in this interest rate cycle of 5.25% on June 6, 2006. The increases through that date resulted in immediate increases in the yield on our loans based on the bank prime rate resulting in an average rate in 2006 of 8.20%. The FOMC left the target Federal Funds Rate unchanged until September 17, 2007 and then reduced it 100 basis points through the end of December 31, 2007 resulting in an average rate on loans in 2007 of 8.46% or a 26 basis point increase. Investments and interest-earning deposits were also similarly affected by the change in rates. The rate on total interest-earning assets increased by 24 basis points from 7.54% in 2006 to 7.78% in 2007. Conversely, rates on a significant portion of interest-bearing liabilities such as certificates of deposits and borrowings remain fixed until maturity. While we benefited from the increase in rates through June of 2006, the stabilization of rates in late 2006 resulted in an increase in our funding costs as fixed rate liabilities matured and were re-priced at current higher rates. Time deposit cost was most affected as the average rate increased 63 basis points from 4.31% in 2006 to 4.94% for 2007. The overall cost of interest-bearing liabilities increased 45 basis points from 3.80% in 2006 to 4.25% in 2007. During the last half of 2007, the FOMC rate decreases resulted in immediate decreases in income on loans while the cost of funding sources remained relatively unchanged. Such interest rates are significantly affected by competitive pressures in the marketplace.

         Provision for Loan Losses.    Bancshares' provision for loan losses for 2007 was $1.0 million, representing a $1.6 million or 60.1% decrease from the $2.6 million recorded for 2006. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under "Analysis of Loan Losses." The allowance for loan losses was $5.7 million at December 31, 2007, representing 1.46% of total outstanding loans and 333% of non-performing loans. The allowance for loan losses at December 31, 2006 was $5.6 million, representing 1.52% of total outstanding loans at that date and 311% of non-performing loans. The decrease in provision for 2007 was primarily related to a decrease in net charge-offs in the leasing portfolio during the year. Net lease charge-offs totaled $637,000 in 2007 as compared to $1.2 million in 2006. In addition, non-accrual loans and leases decreased $858,000 from $1.8 million at December 31, 2006 to $1.2 million at December 31, 2007. Management has provided individual reserves for these leases and is aggressively pursuing collection and liquidating any underlying collateral as necessary.

         Non-interest Income.    Non-interest income increased by $38,000 or 1.1% to $3.4 million for the year ended December 31, 2007. The largest components of non-interest income were service charges on deposit accounts of $2.4 million in 2007, an increase of $26,000 from 2006, fees from mortgage banking operations of $326,000 in 2007 as compared to $352,000 in 2006, a $26,000 or 7.4% decrease, and a gain on derivative transactions of $214,000 as compared to a gain of $10,000 in 2006. There were no gains on derivative transactions in 2005.

         Non-interest Expenses.    Total non-interest expense increased $856,000 from $12.8 million in 2006 to $13.7 million in 2007. This 6.7% increase was primarily due to increases in compensation and increases in other expenses related to branch growth. Salaries and benefits expense was $6.9 million for the year ended December 31, 2007, representing a $419,000 or 6.5% increase over the $6.5 million recorded for the prior year. Occupancy and equipment costs were $2.2 million for the year ended December 31, 2007 representing a $67,000 or 3.0% decrease over the $2.3 million for the prior year. Other expenses increased $428,000 or 10.4% from 2006 the majority of which was due to increases in data processing and technology expenses and to professional fees in 2007. In addition, the Bank recorded an other than temporary loss on non-marketable equity securities of $76,000 in 2007 related to an investment in a trust company, whose primary shareholders are ten community banks located throughout North Carolina. There were no other than temporary impairments in 2006.

         Provision for Income Taxes.    Bancshares had tax expense of $2.9 million, or 36.4% of income before income taxes, for the year ended December 31, 2007 compared to an income tax expense of $2.4 million in 2006 or 36.3% of income before income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2006 and 2005

         Net Income.    Bancshares generated net income in 2006 of $4.3 million compared to net income in 2005 of $4.5 million. On a per share basis, fully diluted earnings were $0.60 for 2006 compared to $0.66 for 2005. Return on average assets was 0.91% and 1.07% and return on average equity was 8.08% and 9.81% for the years ended December 31, 2006 and 2005, respectively.

        Earnings for the year ended December 31, 2006 were positively impacted by strong growth in average earning assets and by increases in net interest income. The impact of the growth in average earning assets was further enhanced by the increase in the yield on interest-earning assets, which increased to 7.54% in 2006 from 6.63% in 2005. Earnings were negatively impacted by a $1.8 million increase in the provision for loan losses. This increase in the provision was primarily a result of losses incurred within the leasing portfolio.

         Net Interest Income.    Net interest income increased $2.4 million from $16.4 million in 2005 to $18.8 million in 2006. Total interest income benefited from strong growth in average earning assets combined with an increase in net interest margin from 4.25% in 2005 to 4.39% in 2006.

        Total average earning assets increased $42.8 million or 10.8% from an average of $385.9 million in 2005 to an average of $428.7 million in 2006. Bancshares experienced solid loan growth during 2006 with average loan balances increasing by $33.4 million. The increase in the average balances for investment securities and interest-earning deposits was $9.3 million. Total interest income increased $6.8 million due to an increase in average earning assets of $42.8 million, complemented by an increase in yield on earning assets from 6.63% in 2005 to 7.54% in 2006. Average total interest-bearing liabilities increased by $35.1 million during 2006, consisting of a $36.5 million increase in average interest-bearing deposits while average borrowings decreased $1.3 million.

        Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended 2006 was 4.39% compared to 4.25% for 2005. The increase in net interest margin resulted from the differences between the terms and conditions of earning assets and interest-bearing liabilities. Interest rates on a significant portion of our earning assets, such as certain loans and short-term investments, are tied to index rates, including the prime lending rate and the Federal Funds rate. Conversely, rates on a significant portion of interest-bearing liabilities such as certificates of deposits and borrowings remain fixed until maturity. During 2006, the Federal Reserve Open Market Committee increased short-term interest rates four times for a total of 100 basis points. When an interest rate increase occurs, yields on certain assets are increased immediately while the impact on deposits and borrowings is delayed until such time as these instruments mature and are replaced with instruments that reflect the interest rate increase. The average yield on earning assets for 2006 was 7.54% or 91 basis points higher than the 6.63% for 2005. The 2006 average cost of interest-bearing liabilities was 3.80% or 93 basis points higher than the 2.87% for 2005. As a result, the interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, decreased to 3.74% in 2006 from 3.76% in 2005.

         Provision for Loan Losses.    Bancshares' provision for loan losses for 2006 was $2.6 million, representing a $1.8 million or 14.7% increase from the $809,000 recorded for 2005. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under "Analysis of Loan Losses." The allowance for loan losses was $5.6 million at December 31, 2006, representing 1.52% of total outstanding loans and 311% of non-performing loans. The allowance for loan losses at December 31, 2005 was $4.3 million, representing 1.30% of total outstanding loans at that date and 455% of non-performing loans. The increase in provision for 2006 was primarily related to an increase in net charge-offs in the leasing portfolio during the year. Net lease charge-offs totaled $1.2 million in 2006 as compared to $24,000 in 2005. In addition, non-accrual loans and leases increased $858,000 from $951,000 at December 31, 2005 to $1.8 million at December 31, 2006. Management has provided individual reserves for these leases and is aggressively pursuing collection and liquidating any underlying collateral as necessary.

         Non-interest Income.    Non-interest income increased by $59,000 or 1.8% to $3.4 million for the year ended December 31, 2006. The largest components of non-interest income were service charges on deposit accounts of $2.4 million in 2006, an increase of $88,000 from 2005, fees from mortgage banking operations of $352,000 in 2006 as compared to $385,000 in 2005, a $33,000 or 8.6% decrease, and fees from accounts receivable financing of $102,000 in 2006 as compared to $110,000 in 2005, a 7.3% decrease. Fees from mortgage banking operations decreased as long-term rates increased in 2006.

         Non-interest Expenses.    Total non-interest expense increased $1.1 million from $11.7 million in 2005 to $12.8 million in 2006. This 9.3% increase was primarily due to increases in compensation associated with the addition of two branches in 2005 in operation for all of 2006 and other growth and increases in occupancy and equipment expenses related to branch growth. Salaries and benefits expense was $6.5 million for the year ended December 31, 2006, representing a $735,000 or 12.8% increase over the $5.7 million recorded for the prior year. Occupancy and equipment costs were $2.3 million for the year ended December 31, 2006 representing a $111,000 or 5.2% increase over the $2.2 million for the prior year. Other expenses increased $250,000 or 6.5% from 2005 primarily due to increases in office expenses, advertising and promotion, and professional fees related to the new branches in operation for all of 2006.

         Provision for Income Taxes.    Bancshares had tax expense of $2.4 million, or 36.3% of income before income taxes, for the year ended December 31, 2006 compared to an income tax expense of $2.6 million in 2005 or 36.9% of income before income taxes.

Liquidity and Capital Resources

        Maintaining adequate liquidity while managing interest rate risk is the primary goal of Bancshares' asset and liability management strategy. Liquidity is the ability to fund the needs of Bancshares' borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, loan and mortgage-backed security principal repayments, deposit growth and borrowings from the Federal Home Loan Bank and other lenders are presently the main sources of Bancshares' liquidity. Bancshares' primary uses of liquidity are to fund loans, operating expenses, deposit withdrawals, repay borrowings and to make investments.

        As of December 31, 2007, liquid assets (cash and due from banks, interest-earning deposits with banks, and investment securities available for sale) were approximately $90.3 million, which represents 18% of total assets and 20% of total deposits and borrowings. Supplementing this liquidity, Bancshares has lines of credit from correspondent banks of approximately $29.5 million and an additional line of credit with the FHLB equal to 15% of assets (subject to available qualified collateral, with borrowings of $6.0 million outstanding from the FHLB at December 31, 2007). At December 31, 2007, outstanding commitments to extend credit were $7.5 million and available line of credit balances totaled $63.2 million. Management believes that the combined aggregate liquidity position of Bancshares is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

        Certificates of deposit represented 63.4% of Bancshares' total deposits at December 31, 2007 an increase from 56.3% at December 31, 2006. Bancshares' growth strategy will include efforts focused on increasing the relative volume of transaction deposit accounts. Certificates of deposit of $100,000 or more represented 36.0% of Bancshares' total deposits at December 31, 2007. These deposits are generally considered rate sensitive, but management believes most of them are relationship-oriented. While Bancshares will need to pay competitive rates to retain these deposits at maturity, there are other subjective factors that will determine Bancshares' continued retention of those deposits.

        Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The FDIC and the Federal Reserve, the primary regulators of the Bank and Bancshares, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to its assets in accordance with these guidelines. At December 31, 2007, Bancshares maintained capital levels exceeding the minimum levels for adequately capitalized bank holding companies and banks.

Capital Ratios

        Bancshares and the Bank are subject to minimum capital requirements. As the following table indicates, at December 31, 2007, we exceeded our regulatory capital requirements.

	At December 31, 2007
	Actual Ratio	Minimum Requirement	Well-Capitalized Requirement
American Community Bank:
Total risk-based capital ratio	11.42%	8.00%	10.00%
Tier 1 risk-based capital ratio	10.17%	4.00%	5.00%
Leverage ratio	8.58%	4.00%	5.00%
American Community Bancshares:
Total risk-based capital ratio	14.24%	8.00%	NA
Tier 1 risk-based capital ratio	12.98%	4.00%	NA
Leverage ratio	11.02%	4.00%	NA

        The Board of Governors of the Federal Reserve released a final rule confirming that trust preferred securities, such as those issued by American Community Capital Trust II, Ltd., will continue to be included in Tier 1 capital up to applicable quantitative limits until notice is given to the contrary. Accordingly, the ratios contained in the table above reflect the inclusion of our outstanding trust preferred securities. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier 1 capital for regulatory capital purposes. In the event of a disallowance, there would be a reduction in our consolidated capital ratios. However, we believe that the Bank would still exceed the required regulatory minimums for capital adequacy purposes.

Asset/Liability Management

        Bancshares' asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond Bancshares' control, such as market interest rates and competition, may also have an impact on Bancshares' interest income and interest expense.

         Interest Rate Gap Analysis.    As a part of its interest rate risk management policy, Bancshares calculates an interest rate "gap." Interest rate "gap analysis" is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-

bearing liabilities, which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "positive gap" for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a "positive gap" would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its income should be negatively affected. Conversely, the cost of funds for an institution with a "positive gap" would generally be expected to increase more slowly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "negative gap."

        The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to pay out over a decay schedule. In making the "gap" computations, standard assumptions regarding prepayment rates and deposit decay rates have been used for interest-earning assets and interest-bearing liabilities. In addition, the table reflects scheduled principal payments, which will be received throughout the lives of the loans. The interest rate sensitivity of Bancshares' assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at December 31, 2007
	3 Months or Less	More Than 3 Months to 6 Months	More Than 6 Months to 12 Months	Over 12 Months	Total
	(Dollars in thousands)
INTEREST EARNING-ASSETS
Loans receivable:
Real estate mortgage loans	$170,983	$6,166	$9,526	$89,745	$276,420
Home equity lines of credit	34,784	—	—	—	34,784
Commercial and industrial loans	42,503	2,481	5,111	7,863	57,958
Loans to individuals	7,031	2,394	2,497	8,088	20,010
Lease financing, net	717	705	869	1,650	3,941
Interest earning deposits with banks	930	—	—	—	930
Investment securities	2,620	5,141	2,196	66,825	76,782
Non-marketable equity securities	—	—	—	2,119	2,119
Derivative financial instruments	(45,000)	—	—	45,000	—

Total interest-earning assets	$214,568	$16,887	$20,199	$221,290	$472,944

INTEREST-BEARING LIABILITIES
Deposits:
Interest-bearing demand	$31,816	$763	$1,526	$57,953	$92,058
Time	89,444	48,040	91,121	24,672	253,277
Short-term borrowings	31,509	—	—	—	31,509
Long-term debt	10,310	—	—	7,685	17,995

Total interest-bearing liabilities	$163,079	$48,803	$92,647	$90,310	$394,839

INTEREST SENSITIVITY GAP PER PERIOD	$51,489	$(31,916)	$(72,448)	$130,980	$78,105
CUMULATIVE INTEREST SENSITIVITY GAP	$51,489	$19,573	$(52,875)	$78,105	$78,105
CUMULATIVE GAP AS A PERCENTAGE OF TOTAL INTEREST-EARNING ASSETS	10.89%	4.14%	(11.18)%	16.51%	16.51%
CUMULATIVE INTEREST-EARNING ASSETS AS A PERCENTAGE OF CUMULATIVE INTEREST BEARING LIABILITIES	131.57%	109.24%	82.64%	119.78%	119.78%

        In order to assist in achieving a desired level of interest rate sensitivity, the Company has entered into off-balance sheet contracts that are considered derivative financial instruments. As of December 31, 2007, the Company had cash flow hedges with a notional amount of $45.0 million. These derivative instruments consist of two interest rate floor contracts that are used to hedge future cash flows of the first $45.0 million of certain variable rate loans against the downward effects of their repricing in the event of a decreasing rate environment for a period of three years ending in February 2009 and June 2009. If the prime rate falls below 7.25% during the term of the contract on the first floor, the Company will receive payments based on the $30.0 million notional amount times the difference between 7.25% and the weighted average prime rate for the quarter. No payments will be received by the Company if the weighted average prime rate is 7.25% or higher. The Company paid a premium of $228,000 on this contract. If the prime rate falls below 7.75% during the term of the contract on the second floor, the Company will receive payments based on the $15.0 million notional amount times the difference between 7.75% and the weighted average prime rate for the quarter. No payments will be received by the Company if the weighted average prime rate is 7.75% or higher. The

Company paid a premium of $95,250 on this contract. The Company received payments of $3,229 in 2007 on the 7.75% contract and received no payments on either contract in 2006.

Critical Accounting Policies and Estimates

        Bancshares' discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Bancshares to make estimates and judgments regarding uncertainties that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, Bancshares evaluates its estimates which are based upon historical experience and on other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        Bancshares' significant accounting policies are described in Note 2 to the consolidated financial statements. Bancshares considers the following accounting policies to be most critical in their potential effect on its financial position or results of operations.

Allowance for Loan Losses

        The allowance for loan losses is established as probable losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management's best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is evident. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require American Community Bank to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

        Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses.

Interest Income Recognition

        Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Interest is generally not accrued on loans 90 days or more past due unless the loans are adequately secured and in the process of collection. Interest is not accrued on other loans when management believes collection is doubtful. All loans considered impaired are non-accruing. Interest on non-accruing loans is recognized as payments are received when the ultimate collectibility of interest is no longer considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued is reversed against current-period interest income.

Goodwill and Other Intangible Assets

        Goodwill arose from the 2004 purchase of First National Bank of the Carolinas. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, goodwill acquired will not be amortized but will be subject to an annual impairment test. The impairment test is a two-step process that begins with a comparison of book value and stock price. If the initial evaluation suggests that an impairment of the asset value exists, the second step would determine the amount of the impairment, if any. If the tests conclude that goodwill is impaired, the carrying value would be adjusted, and an impairment loss would be recorded. As of December 31, 2007 goodwill was not impaired. The Company reviews other identified intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

Contractual Obligations

        The following table reflects the contractual obligations of the Company outstanding as of December 31, 2007.

	Payments Due by Period
	On Demand or Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
	(Dollars in thousands)
Advances from FHLB	$—	$—	$1,000	$5,000	$6,000
Securities sold under agreement to repurchase and federal funds sold	31,509	—	—	—	31,509
Capital lease obligation	10	33	50	1,592	1,685
Junior subordinated deferrable interest debentures	—	—	—	10,310	10,310
Operating leases	782	1,267	631	2,089	4,769
Other contractual obligations	560	1,232	—	—	1,792

Total contractual cash obligations, excluding deposits	32,861	2,532	1,681	18,991	56,065
Deposits	375,122	21,748	2,924	—	399,794

Total contractual cash obligations, including deposits	$407,983	$24,280	$4,605	$18,991	$455,859

        It has been the experience of Bancshares that deposit withdrawals are generally replaced with new deposits, thus not requiring any net cash outflow. Based on that assumption, management believes that it can meet its contractual cash obligations from normal operations.

Commitments, Contingencies and Off-Balance Sheet Arrangements

        Bancshares is a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

        Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	Amount of Commitment Expiration Per Period
	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
	(Dollars in thousands)
Capital South Partnership commitments	$825	$—	$—	$—	$825
Standby letters of credit	2,908	—	—	—	2,908
Commitments to extend credit	7,488	—	—	—	7,488
Undisbursed lines of credit	30,970	5,056	3,160	24,019	63,205
Undisbursed portion of construction loans	34,147	—	—	—	34,147

Total off-balance sheet commitments	$76,338	$5,056	$3,160	$24,019	$108,573

        Bancshares does not have any special purpose entities or other similar forms of off-balance sheet financing arrangements.

        Commitments to originate loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments are for a term of 15 years, and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bancshares evaluates each customer's creditworthiness on a case-by-case basis. The amounts of collateral obtained, if deemed necessary by Bancshares upon extension of credit, is based on management's credit evaluation of the borrower.

Related Party Transactions

        Bancshares' related party transactions have been limited to 1) loans made to executive officers and directors in the ordinary course of business and 2) the lease of certain buildings at prevailing market rates. At December 31, 2007, Bancshares had loans outstanding to executive officers and directors totaling approximately $3.5 million. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related borrowers. Management does not believe these loans involve more than the normal risk of collectibility or present other unfavorable features. The $3.5 million in outstanding related party loans represents 0.9% of Bancshares' total loan portfolio. Bancshares has never charged-off a loan to a related party.

Recent Accounting Pronouncements

FIN 48

        The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on January 1, 2007. FIN 48 applies to all "tax positions" within the scope of SFAS 109. This statement requires a "more-likely-than-not" threshold for initial recognition of a tax benefit in the financial statements, and requires measurement of the amount of benefit to be recognized based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. The Company has analyzed its tax positions pursuant to the requirements of FIN 48 and determined that no liability for unrecognized tax benefits is needed. Therefore, the adoption of FIN 48 did not have a material effect on the Company's consolidated financial statements.

FAS 141R

        In December 2007, the FASB issued SFAS 141(R), Business Combinations. SFAS 141(R) will significantly change how entities apply the acquisition method to business combinations. The most significant changes affecting how the Corporation will account for business combinations under this Statement include: the acquisition date will be the date the acquirer obtains control; all (and only) identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date; assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date; adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year; acquisition-related restructuring costs that do not meet the criteria in SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, will be expensed as incurred; transaction costs will be expensed as incurred; reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period; and the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS 141(R) will require new and modified disclosures surrounding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward.

        The Company will be required to prospectively apply SFAS 141(R) to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. For business combinations in which the acquisition date was before the effective date, the provisions of SFAS 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. Management is currently evaluating the effects that SFAS 141(R) will have on the financial condition, results of operations, liquidity, and the disclosures that will be presented in the consolidated financial statements.

FAS 157

        In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, "Fair Value Measurements" ("FASB No. 157"), which enhances existing guidance for measuring assets and liabilities using fair value and requires additional disclosure about the use of fair value for measurement. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of 2008, and is currently evaluating the impact of the adoption of SFAS No. 157 on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation.

FAS 159

        In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 . This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities. Most of the provisions in SFAS 159 are elective; however, the amendment to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not elect the fair value option as of January 1, 2008 for any of its financial assets or financial liabilities and, accordingly, the adoption of the statement did not have a material impact on the Company's consolidated financial statements.

        From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk reflects the risk of economic loss resulting from adverse changes in market price an d interest rates. This risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. Our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities. The structure of our loan and deposit portfolios is such that a significant decline in interest rates may adversely impact net market values and net interest income. We do not maintain a trading account nor are we subject to currency exchange risk or commodity price risk. Interest rate risk is monitored as part of the Bank's asset/liability management functions. The following table presents information about the contractual maturities, average interest rates and estimated fair values of our financial instruments that are considered market risk sensitive at December 31, 2007.

	2008	2009	2010	2011	2012	Beyond Five Years	Total	Average Interest Rate	Estimated Fair Value
	(Dollars in thousands)
FINANCIAL ASSETS
Investment securities
Available for sale	$3,023	$—	$626	$1,004	$1,160	$68,607	$74,420	5.12%	$75,012
Held to maturity	—	—	—	—	—	1,770	1,770	5.78%	1,804
Non-marketable equity	—	—	—	—	—	2,119	2,119	—	2,119
Loans	194,509	144,999	7,859	7,207	37,852	687	393,113	7.56%	395,458

Total	$197,532	$144,999	$8,485	$8,211	$39,012	$73,183	$471,422		$474,393

FINANCIAL LIABILITIES
Interest-bearing demand accounts	$34,105	$3,050	$3,050	$4,575	$4,575	$42,703	$92,058	1.62%	$78,643
Time deposits	228,605	16,761	4,987	914	2,010	—	253,277	4.88%	255,971
Borrowings	31,519	10	22	24	1,026	16,903	49,504	4.43%	49,695

Total	$294,229	$19,821	$8,059	$5,513	$7,611	$59,606	$394,839		$384,309

As of September 30, 2008

Comparison of Financial Condition at September 30, 2008 and December 31, 2007

        Total assets at September 30, 2008 increased by $35.2 million or 7.0% to $540.8 million compared to $505.6 million at December 31, 2007. The Company had earning assets of $499.1 million at September 30, 2008. Gross loans increased by $28.2 million or 7.2% to $421.1 million from $392.9 million at December 31, 2007. Investment securities and other non-marketable equity securities decreased by $2.4 million or 3.0% to $76.5 million from $78.9 million at December 31, 2007. Total deposits as of September 30, 2008 increased by $29.5 million or 7.4% to $429.3 million compared to $399.8 million at December 31, 2007. Total borrowed money as of September 30, 2008 increased $8.4 million or 17.0% to $57.9 million compared to $49.5 million at December 31, 2007. Stockholders' equity was $51.5 million at September 30, 2008 compared to $54.0 million at December 31, 2007 for a decrease of $2.5 million or 4.7%.

        The allowance for loan losses increased by $1.6 million or 27.5% to $7.3 million at September 30, 2008 as compared to $5.7 million at December 31, 2007. The increase in the allowance was due to a loan loss provision of $2.2 million and was reduced by net loan and lease charge-offs of $586,000 for the nine months ended September 30, 2008. The allowance for loan losses equaled 1.74% of total loans outstanding at September 30, 2008 as compared to 1.46% at December 31, 2007. The increase in the percentage of the allowance for loan losses to total loans outstanding is due to an increase in non-accrual loans and leases and related reserves. In addition the allowance for loan losses equaled 187% of non-performing loans and leases, which totaled $3.9 million at September 30, 2008 and 333% of non-performing loans and leases at December 31, 2007 which totaled $1.7 million. The increase in non-performing loans and leases is discussed further under "Provision for Loan Losses".

        The Company had investment securities available for sale of $71.8 million at September 30, 2008. The portfolio decreased by $3.2 million or 4.3% from the $75.0 million balance at December 31, 2007. The decrease was primarily attributable to the $2.7 million other than temporary impairment charge on FNMA and FHLMC preferred stock. In addition the Company had investment securities held to maturity of $1.8 million at September 30, 2008 and December 31, 2007.

        Interest-earning deposits with banks at September 30, 2008 increased by $7.8 million or 837.6% to $8.7 million compared to $930,000 at December 31, 2007. The Company holds funds in interest-earning deposits with banks to provide liquidity for future loan demand and to satisfy fluctuations in deposit levels.

        Non-interest earning assets at September 30, 2008 increased by $3.2 million or 8.2% to $41.7 million compared to $38.5 million at December 31, 2007. The increase is primarily attributable to an increase in the cash and due from banks category of $1.6 million to $16.0 million combined with an increase in income taxes receivable of $1.8 million. The cash and due from banks primarily represents customer deposits that are in the process of collection and not available for overnight investment combined with cash on hand in the branches. Bank premises and equipment was $7.3 million at September 30, 2008, a decrease of $1.4 million from December 31, 2007. The decrease in premises and equipment was due to the sale and leaseback of two branch locations during the third quarter. Gains in the amount of $265,388 related to the sale have been deferred over the life of the lease. Accrued interest receivable decreased $467,000 to $2.2 million at September 30, 2008 as a result of the timing in the collection of interest income combined with lower interest rates in the loan portfolio. Other assets increased by $3.4 million primarily as a result of funding the $1.6 million Supplemental Employee Retirement Plan (SERP) combined with an increase in income taxes receivable of $1.8 million.

        Total deposits increased $29.5 million or 7.4% from $399.8 million at December 31, 2007 to $429.3 million at September 30, 2008. The composition of the deposit base, by category, at September 30, 2008 is as follows: 12% non-interest bearing demand deposits, 4% savings deposits, 17% money market and NOW accounts and 67% time deposits. The non-interest bearing demand deposits and savings experienced decreases over the nine-month period. Dollar and percentage decreases were as follows: non-interest bearing demand deposits, $3.7 million or 6.9% and savings, $7.6 million or 31.3%. The money and NOW category experienced an increase over the nine-month period of $4.4 million or 6.4%. The time deposits experienced an increase of $36.5 million or 14.4%. Time deposits of $100,000 or more totaled $184.7 million, or 43.0% of total deposits at September 30, 2008. The composition of deposits at December 31, 2007 was 14% non-interest bearing demand deposits, 6% savings deposits, 17% money market and NOW accounts and 63% time deposits.

        From time to time the Company also utilizes brokered deposits as a funding source. Brokered deposit balances at September 30, 2008 were $45.9 million as compared to $12.0 million at December 31, 2007, a $33.9 million or 282.5% increase. Deposit rates in our markets remain at higher levels despite a 325 basis point drop in short-term interest rates since the third quarter of 2007. Certain banks experiencing liquidity issues have offered well above market rates to attract retail deposits. As a result in some cases brokered deposit funding was a more efficient and cost effective funding source than local retail deposits.

        Short-term borrowings consist of securities sold under agreement to repurchase and federal funds purchased. Total securities sold under agreement to repurchase and federal funds purchased, secured by certain of the Company's investment securities, decreased $11.6 million or 36.8% from $31.5 million at December 31, 2007 to $19.9 million at September 30, 2008. Long-term borrowings consist of advances from the Federal Home Loan Bank of Atlanta, subordinated debentures, and capital lease obligations. The Company had advances from the Federal Home Loan Bank of Atlanta at September 30, 2008 of $26.0 million with maturity dates ranging from July 2012 through February 2018. At December 31, 2007 the Company had advances from the Federal Home Loan Bank of Atlanta of $6.0 million with maturity dates ranging from July 2012 through February 2013. These advances are secured by a blanket lien on 1-4 family real estate loans, certain commercial real estate loans and certain securities available for sale. The Company also maintained the capital lease for its main office. The recorded obligation under this capital lease at September 30, 2008 and December 31, 2007 was $1.7 million. In addition, the Company carried subordinated debentures in the amount of $10.3 million at September 30, 2008 and December 31, 2007. The maturity date of the subordinated debentures is December 2033 and they are redeemable on or after December 2008.

        Other liabilities decreased $131,000 or 5.8% to $2.1 million at September 30, 2008 from $2.3 million at December 31, 2007. The decrease is primarily attributable to a decrease in income taxes payable.

        Stockholders' equity decreased $2.5 million or 4.7% to $51.5 million at September 30, 2008 compared to $54.0 million at December 31, 2007. The decrease was attributable to an after tax loss of $1.7 million combined with dividend payments in the amount of $981,000 for the nine months ended September 30, 2008.

Comparison of Results of Operations for the Three Months Ended September 30, 2008 and 2007

  Net Income.

        The Company generated a net loss for the three months ended September 30, 2008 of $3.2 million compared to net income for the three months ended September 30, 2007 of $1.4 million. On a fully diluted per share basis earnings (losses) per share were $(.48) for the quarter ended September 30, 2008 compared to $.21 for the quarter ended September 30, 2007. For the three months ended September 30, 2008 and 2007, respectively annualized return (loss) on average assets was (2.40)% and 1.11% and annualized return (loss) on average equity was (23.53)% and 10.28%.

  Net Interest Income.

        Net interest income decreased $841,000 from $4.8 million for the three months ended September 30, 2007 to $4.0 million for the three months ended September 30, 2008. Net interest income decreased due to compression in net interest margin partially offset by growth in average earning assets.

        Total average earning assets increased $27.6 million or 5.5% from an average of $460.6 million during the third quarter of 2007 to an average of $488.2 million during the third quarter of 2008. The Company experienced good loan growth with average loan balances increasing by $35.6 million, while average balances for investment securities and interest-earning deposits decreased $8.0 million. Average interest-bearing liabilities increased by $36.3 million during the three months ended September 30, 2008. Average interest-bearing deposits increased $14.6 million and average borrowings increased $21.7 million.

        Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the quarter ended September 30, 2008 was 3.38% compared to 4.22% for the same quarter in 2007. The decrease in net interest margin is primarily a result of deposit and borrowings costs decreasing more slowly than the yield on earning assets. The Federal Open Market Committee (FOMC) decreased short-term rates seven times for a total of 325 basis points beginning September 18, 2007 and ending April 30, 2008. Since the majority of our loans (approximately 60%) float with the prime lending rate, the yield on our loans decreased immediately as the FOMC lowered rates. Due to the longer term maturity structure of our deposits and borrowings, the costs of those liabilities were slower to decrease. The average yield on the Company's interest bearing assets decreased 153 basis points from 7.81% for the quarter ended September 30, 2007 to 6.28% for the same quarter in 2008. At the same time the average cost on interest earning liabilities only decreased 99 basis points from 4.33% for the quarter ended September 30, 2007 to 3.34% for the same quarter in 2008. The interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, decreased 55 basis points from 3.49% in the quarter ended September 30, 2007 to 2.94% for the same quarter in 2008.
  Provision for Loan Losses.

        Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. The Company's provision for loan losses for the quarter ended September 30, 2008 was $1.4 million representing a $1.3 million or 823.7% increase from the $156,000 recorded for the quarter ended September 30, 2007. The increase in the provision was primarily related to a increase in non-performing loans and leases of $2.5 million or 178.8% from $1.4 million at September 30, 2007 to $3.9 million at June 30, 2008. Non-performing loans and leases are defined as non-accrual loans and leases plus loans and leases 90 days past due and still accruing. Non-performing loans and leases consisted of the following at September 30, 2008: approximately $279,000 in 1-4 family construction loans, $635,000 in loans secured by raw land, $414,000 in commercial real estate loans, $260,000 in commercial loans collateralized by equipment and inventory, $812,000 in residential 1-4 family permanent loans, home equity lines in the amount of $600,000, $75,000 in personal loans and $833,000 in commercial leases. Reserves related to these non-performing loans and leases were $1.9 million at quarter end.

  Non-interest Income.

        Non-interest income decreased by $675,000 or 70.2% to $286,000 for the three months ended September 30, 2008 compared with $961,000 for the same period in the prior year. Non-interest income as a percentage of total revenue (defined as net interest income plus non-interest income) decreased to 6.7% for the three months ended September 30, 2008 from 16.6% for the same period in the prior year. The largest components of non-interest income were service charges on deposit accounts of $593,000 for the quarter ended September 30, 2008, compared to $617,000 in 2007 and fees from mortgage banking operations of $43,000 in 2008 as compared to $70,000 in 2007. Other components of non-interest income include changes in fair value of interest rate floors and the SERP investment. The floor valuation adjustment decreased $142,000 from a gain of $138,000 for the three months ended September 30, 2007 to a loss of $4,000 for the three months ended September 30, 2008. The value of the SERP investment also decreased $397,000 due to market fluctuations.

  Non-interest Expense.

        Total non-interest expense increased $3.3 million or 94.3% from $3.4 million for the three months ended September 30, 2007 to $6.7 million for the same period in 2008. The increase was primarily due to the other than temporary impairment charges of $2.8 million on investments combined with $399,000 in merger related expenses.

  Provision for Income Taxes.

        The Company's provision (benefit) for income taxes, as a percentage of income before income taxes, was (17.0%) and 36.4% for the three months ended September 30, 2008 and 2007, respectively. The effective tax rate in 2008 resulted from the tax treatment on the other than temporary impairment of investments and the SERP investment write-downs as capital losses. Capital losses can only be offset with capital gains which resulted in a deferred tax valuation allowance of $584,000 in 2008. As a result of recent legislation, this valuation allowance will reverse in the fourth quarter of 2008 resulting in an estimated credit to income taxes of $584,000.

Comparison of Results of Operations for the Nine Months Ended September 30, 2008 and 2007

  Net Income.

        The Company generated a net loss for the nine months ended September 30, 2008 of $1.7 million compared to net income for the nine months ended September 30, 2007 of $3.9 million. On a per share basis, basic earnings (loss) were $(.26) for the nine months of 2008 compared to $.57 for 2007, and diluted earnings were $(.26) for 2008 compared to $.56 for 2007. For the nine months ended September 30, 2008 and 2007, respectively annualized return (loss) on average assets was (.47)% and 1.06% and annualized return (loss) on average equity was (4.21)% and 9.47%.

  Net Interest Income.

        Net interest income decreased $2.3 million from $14.6 million for the nine months ended September 30, 2007 to $12.3 million for the nine months ended September 30, 2008. The net interest income decrease was a result of the compression in net interest margin and was partially offset by an increase in average earning assets.

        Total average earning assets increased $27.8 million or 6.1% from an average of $453.2 million during the first nine months of 2007 to an average of $481.0 during the first nine months of 2008. The Company experienced solid loan growth with average loan balances increasing by $29.8 million. Average balances for investment securities and interest-earning deposits decreased $2.0 million. Average interest-bearing liabilities increased by $36.3 million for the nine months ended September 30, 2008. Average deposits increased $18.0 million while average borrowings increased by $18.3 million.

        Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the nine months ended September 30, 2008 was 3.41% compared to 4.30% for the nine months ended September 30, 2007. The decrease in net interest margin is primarily a result of deposit and borrowings costs decreasing slower than the yield on earning assets. The Federal Open Market Committee (FOMC) decreased short-term rates seven times for a total of 325 basis points beginning September 18, 2007 and ending April 30, 2008. Since the majority of our loans (approximately 60%) float with the prime lending rate, the yield on our loans decreased immediately as the FOMC lowered rates. Due to the longer term maturity structure of our deposits and borrowings, the costs of those liabilities were slower to decrease. The yield on our interest earning assets decreased 130 basis points from 7.87% for the nine months ended September 30, 2007 to 6.48% for the nine months ended September 30, 2008. During the same time period, the cost of our interest bearing liabilities decreased 4.28% to 3.56% or 72 basis points. The interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, decreased 68 basis points from 3.60% for the nine months ended September 30, 2007 to 2.92% for the same period in 2008.

  Provision for Loan Losses.

        Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. The Company's provision for loan losses for the nine months ended September 30, 2008 was $2.2 million, representing a $1.6 million or 279.5% increase over the $570,000 recorded for the nine months ended September 30, 2007. The increase in the provision was primarily related to an increase in non-performing loans and leases of $2.5 million or 183.4% from $1.4 million at September 30, 2007 to $3.9 million at September 30, 2008. Non-performing loans and leases are defined as non-accrual loans and leases plus loans and leases 90 days past due and still accruing. Non-performing loans increased from $797,000 at September 30, 2007 to $3.1 million at September 30, 2008. In addition non-performing leases increased from $582,000 at September 30, 2007 to $833,000 at September 30, 2008. Non-performing loans and leases consisted of the following at September 30, 2008: approximately $279,000 in 1-4 family construction loans, $635,000 in loans secured by raw land, $414,000 in commercial real estate loans, $260,000 in commercial loans collateralized by equipment and inventory, $812,000 in residential 1-4 family permanent loans, home equity lines in the amount of $600,000, $75,000 in personal loans and $833,000 in commercial leases. Reserves related to these non-performing loans and leases were $1.9 million at quarter end.

  Non-Interest Income.

        Non-interest income decreased by $645,000 or 25.9% to $1.8 million for the nine months ended September 30, 2008. Non-interest income as a percentage of total revenue (defined as net interest income plus non-interest income) decreased to 13.1% for the quarter ended September 30, 2008 from 14.6% for the quarter ended September 30, 2007. The largest components of non-interest income were service charges on deposit accounts of $1.8 million for the nine months ended September 30, 2008, a slight decrease of $14,000 from the nine months ended September 30, 2007 and fees from mortgage banking operations of $224,000 in 2008 as compared to $243,000 in 2007, a 7.8% decrease. Other components of non-interest income include changes in fair value of interest rate floors and the SERP investment. The value of the 7.75% interest rate floor increased $120,000 while the value of the SERP investment decreased $487,000 due to market fluctuations.

  Non-Interest Expenses.

        Total non-interest expense increased from $10.3 million for the nine months ended September 30, 2007 to $13.5 million for the same period in 2008, a $3.2 million or 30.3% increase. The increase was primarily due to an other than temporary loss of $2.7 million on Fannie Mae and Freddie Mac preferred securities. In addition, the Company recorded $399,000 in merger costs related to the proposed merger.

  Provision for Income Taxes.

        The Company's provision for income taxes, as a percentage of income before income taxes, was 9.6% and 36.5% for the nine months ended September 30, 2008 and 2007, respectively. The effective tax rate in 2008 resulted from the tax treatment on the other than temporary impairment of investments and SERP investment write-downs as capital losses. Capital losses can only be offset with capital gains which resulted in a deferred tax valuation allowance of $584,000 in 2008. As a result of recent legislation, this valuation allowance will reverse in the fourth quarter of 2008 resulting in an estimated credit to income taxes of $584,000.

Liquidity and Capital Resources

        Maintaining adequate liquidity while managing interest rate risk is the primary goal of the Company's asset and liability management strategy. Liquidity is the ability to fund the needs of the

Company's borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, loan and mortgage-backed security principal repayments, deposit growth, borrowings from the Federal Home Loan Bank, and federal funds lines from correspondent banks are presently the main sources of the Company's liquidity. The Company's primary uses of liquidity are to fund loans, operating expenses, deposit withdrawals, repay borrowings and to make investments.

        As of September 30, 2008, liquid assets (cash and due from banks, interest-earning deposits with banks, and investment securities available for sale) were approximately $96.5 million, which represents 17.8% of total assets and 19.8% of total deposits and borrowings. Supplementing this liquidity, the Company has available lines of credit from correspondent banks of approximately $35.5 million and an additional line of credit with the FHLB equal to 15% of assets (subject to available qualified collateral, with borrowings of $26.0 million outstanding from the FHLB at September 30, 2008). At September 30, 2008, outstanding commitments to extend credit were $12.2 million and available line of credit balances totaled $81.0 million. Management believes that the combined aggregate liquidity position of the Company is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term.

        Certificates of deposit represented 67.5% of the Company's total deposits at September 30, 2008, and 63.4% at December 31, 2007. The Company's growth strategy will include efforts focused at increasing the relative volume of transaction deposit accounts. Certificates of deposit of $100,000 or more represented 43.0% of the Company's total deposits at September 30, 2008. These deposits are generally considered rate sensitive, but management believes most of them are relationship-oriented. While the Company will need to pay competitive rates to retain these deposits at maturity, there are other subjective factors that will determine the Company's continued retention of those deposits.

        Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The FDIC and the Federal Reserve, the primary regulators of the Bank and the Company, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with these guidelines. At September 30, 2008, the Company maintained capital levels exceeding the minimum levels for "well capitalized" bank holding companies and banks.

        The Emergency Economic Stabilization Act of 2008 (EESA) was enacted on October 3, 2008. The purpose of this law is to restore liquidity and stability to the financial system, while minimizing any potential long term negative impact on taxpayers. The law authorizes the United States Secretary of Treasury to spend up to $700 billion to purchase distressed assets, especially mortgage-backed securities, from the nation's banks. The program under which the asset purchase will be administered is referred to as the Troubled Asset Relief Program (TARP).

        The law also temporarily raises the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The higher insurance limits took effect immediately and will be in effect through December 31, 2009. Additionally, the Federal Deposit Insurance Corporation (FDIC) announced on October 14, 2008, a new program aimed at strengthening consumer confidence and encouraging liquidity in the banking system.

        The Temporary Liquidity Guarantee Program (TLGP) guarantees newly issued senior unsecured debt of banks, thrifts, and certain holding companies, and provides full coverage of non-interest bearing deposit transaction accounts, regardless of dollar amount. The program provides a three year guarantee of newly issued debt and increased insurance coverage through December 31, 2009. This two-pronged program will be funded through special fees paid by the financial institutions participating. The Company must decide whether to participate in one, both or none of these phases of the program by November 12, 2008.

        Also on October 14, 2008, the US Department of Treasury announced a voluntary Capital Purchase Program (CPP) to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy. Treasury will purchase up to $250 billion of senior preferred stock. The program will be available to qualifying U.S. controlled banks, savings associations, and certain bank and savings and loan holding companies engaged only in financial activities that elect to participate on November 14, 2008. Treasury will determine eligibility and allocations for interested parties after consultation with the appropriate federal banking agency. The minimum subscription amount available to a participating institution is 1 percent of risk-weighted assets. The maximum subscription amount is the lesser of $25 billion or 3 percent of risk-weighted assets. Treasury will fund the senior preferred shares purchased under the program by year-end 2008.

        The senior preferred shares will qualify as Tier 1 capital and will rank senior to common stock. The senior preferred shares will pay a cumulative dividend rate of 5 percent per annum for the first five years and will reset to a rate of 9 percent per annum after year five. The senior preferred shares will be non-voting, other than class voting rights on matters that could adversely affect the shares. The senior preferred shares will be callable at par after three years. Prior to the end of three years, the senior preferred may be redeemed with the proceeds from a qualifying equity offering of any Tier 1 perpetual preferred or common stock. Treasury may also transfer the senior preferred shares to a third party at any time. In conjunction with the purchase of senior preferred shares, Treasury will receive warrants to purchase common stock with an aggregate market price equal to 15 percent of the senior preferred investment. The exercise price on the warrants will be the market price of the participating institution's common stock at the time of issuance, calculated on a 20-trading day trailing average. Only institutions deemed to be "healthy" will be eligible to participate in the CPP.

        Participation in these various programs carries certain restrictions with respect to the payment of dividends to common shareholders and executive compensation. Management and the Board are currently evaluating the programs for participation.

 LEGAL MATTERS

        The validity of the shares of Yadkin Valley common stock to be issued in connection with the merger will be passed upon for Yadkin Valley by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina, who will also deliver an opinion concerning federal income tax consequences of the merger.

        Certain legal matters in connection with the merger will be passed upon for American Community by Gaeta & Eveson, P.A., Raleigh, North Carolina.

EXPERTS

        The consolidated financial statements of Yadkin Valley Financial Corporation as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been included herein in reliance upon the report of Dixon Hughes PLLC, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of American Community Bancshares, Inc as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been included herein in reliance upon the report of Dixon Hughes PLLC, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Yadkin Valley filed a registration statement on Form S-4 to register the issuance of Yadkin Valley common stock to American Community shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Yadkin Valley and a proxy statement of each of Yadkin Valley and American Community for their respective special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        Yadkin Valley and American Community file reports, proxy statements, and other information with the SEC. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F. Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Yadkin Valley's and American Community's public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov.

        When deciding how to cast your vote, you should rely only on the information contained in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                        , 2008. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of the joint proxy statement/prospectus to shareholders nor the issuance of Yadkin Valley common stock shall create any implication to the contrary.

        This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/

prospectus, under any circumstances, creates any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to Yadkin Valley was provided by Yadkin Valley and the information contained in this joint proxy statement/prospectus with respect to American Community was provided by American Community.

 Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Yadkin Valley Financial Corporation
Elkin, North Carolina

        We have audited the accompanying consolidated balance sheets of Yadkin Valley Financial Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yadkin Valley Financial Corporation and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yadkin Valley Financial Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2008 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Charlotte, North Carolina
March 31, 2008

YADKIN VALLEY FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
ASSETS
Cash and cash equivalents:
Cash and due from banks	$24,267,806	$42,387,101
Interest-bearing deposits	2,058,069	1,669,033

TOTAL CASH AND CASH EQUIVALENTS	26,325,875	44,056,134

Securities available for sale—At fair value (Amortized cost $141,439,626 in 2007 and $128,278,242 in 2006)	142,483,720	127,520,514
Loans—Less allowance for loan losses of $12,445,555 in 2007 and $10,828,882 in 2006	886,307,501	804,080,971
Loans held for sale	52,753,907	42,350,915
Accrued interest receivable	6,054,982	5,796,450
Premises and equipment, net	26,779,889	27,098,420
Foreclosed real estate	602,000	574,345
Federal home loan bank stock, at cost	2,557,300	3,632,600
Investment in bank-owned life insurance	22,682,702	22,796,932
Goodwill	32,696,900	32,696,900
Core deposit intangible (net of accumulated amortization of $4,218,393 and $3,441,799 at December 31, 2007 and 2006)	4,261,115	5,037,709
Other assets	7,571,350	5,222,654

TOTAL ASSETS	$1,211,077,241	$1,120,864,544

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Noninterest-bearing demand deposits	$154,979,227	$151,811,660
Interest-bearing deposits:
NOW, savings and money market accounts	232,888,349	233,031,838
Time certificates:
$100,000 or more	267,529,772	228,553,689
Other	308,044,736	294,449,712

TOTAL DEPOSITS	963,442,084	907,846,899
Short-term borrowings	66,425,129	62,062,598
Long-term borrowings	37,774,000	17,000,000
Accrued interest payable	3,434,832	2,975,097
Other liabilities	6,732,202	6,580,809

TOTAL LIABILITIES	1,077,808,247	996,465,403

Stockholders' Equity:
Common stock, $1 par value, 20,000,000 shares authorized; 10,563,356 shares issued in 2007 and 10,611,052 shares issued in 2006	10,563,356	10,611,052
Preferred stock, no par value, 1,000,000 shares authorized: no shares issued	—	—
Surplus	70,986,684	71,151,626
Retained earnings	51,086,684	43,107,431
Accumulated other comprehensive income (loss)	632,270	(470,968)

TOTAL STOCKHOLDERS' EQUITY	133,268,994	124,399,141

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,211,077,241	$1,120,864,544

See notes to consolidated financial statements.

YADKIN VALLEY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
INTEREST INCOME:
Interest and fees on loans	$68,224,654	$61,798,938	$48,814,541
Interest on federal funds sold	298,233	191,342	162,755
Interest and dividends on securities:
Taxable	5,285,770	4,093,326	3,109,693
Non-taxable	1,235,727	1,130,512	1,079,957
Interest-bearing deposits	148,466	91,772	84,051

TOTAL INTEREST INCOME	75,192,850	67,305,890	53,250,997

INTEREST EXPENSE:
Time deposits of $100,000 or more	11,984,295	8,569,185	4,673,489
Other time and savings deposits	19,008,193	15,277,302	10,966,925
Borrowed funds	2,308,248	2,582,857	2,945,782

TOTAL INTEREST EXPENSE	33,300,736	26,429,344	18,586,196

NET INTEREST INCOME	41,892,114	40,876,546	34,664,801
PROVISION FOR LOAN LOSSES	2,488,620	2,165,000	1,724,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	39,403,494	38,711,546	32,940,801

NON-INTEREST INCOME:
Service charges on deposit accounts	3,945,533	3,758,369	3,505,792
Other service fees	3,560,456	3,400,043	3,350,816
Net gain on sales of mortgage loans	5,882,495	6,025,837	5,220,456
Net gain (loss) on sales of investment securities	45,418	(85,596)	8,082
Income on investment in bank-owned life insurance	1,045,482	698,434	580,542
Mortgage banking income	451,287	257,185	362,742
Bank owned life insurance death benefits	563,907	—	—
Other income (loss)	(50,419)	290,886	215,100

TOTAL NON-INTEREST INCOME	15,444,159	14,345,158	13,243,530

NON-INTEREST EXPENSES:
Salaries and employee benefits	19,160,711	18,693,212	17,428,029
Occupancy and equipment expenses	3,916,852	3,900,516	3,294,350
Printing and supplies	550,386	591,200	665,218
Data processing	398,961	418,056	666,863
Amortization of core deposit intangible	776,594	813,117	852,960
Communications expense	1,127,422	1,031,131	1,102,393
Other	7,028,177	6,645,615	5,617,149

TOTAL NON-INTEREST EXPENSES	32,959,103	32,092,847	29,626,962

INCOME BEFORE INCOME TAXES	21,888,550	20,963,856	16,557,369
INCOME TAXES	7,200,818	7,171,959	5,398,905

NET INCOME	$14,687,732	$13,791,897	$11,158,464

INCOME PER COMMON SHARE:
Basic	$1.39	$1.30	$1.04
Diluted	$1.37	$1.28	$1.03
CASH DIVIDENDS PER COMMON SHARE	$0.51	$0.47	$0.43

See notes to consolidated financial statements.

YADKIN VALLEY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
NET INCOME	$14,687,733	$13,791,897	$11,158,464

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized holding gains (losses) on securities available for sale	1,847,241	619,218	(2,519,691)
Tax effect	(716,070)	(238,419)	970,313

Unrealized holding gains (losses) on securities available for sale, net of tax amount	1, 131,171	380,799	(1,549,378)

Reclassification adjustment for realized (gains) losses	(45,418)	85,596	(8,082)
Tax effect	17,485	(32,955)	3,112

Reclassification adjustment for realized (gains) losses, net of tax amount	(27,933)	52,641	(4,970)

OTHER COMPREHENSIVE INCOME (LOSS), NET	1,103,238	433,440	(1,554,348)

COMPREHENSIVE INCOME	$15,790,971	$14,225,337	$9,604,116

See notes to consolidated financial statements.

YADKIN VALLEY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2007, 2006 and 2005

	Common Stock
				Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
	Shares	Amount	Surplus
BALANCE, JANUARY 1, 2005	10,688,401	10,688,401	72,083,580	28,218,316	649,940	111,640,237
Net income	—	—	—	11,158,464	—	11,158,464
Shares issued under stock option plan	25,930	25,930	165,322	—	—	191,252
Cash dividends declared	—	—	—	(4,594,887)	—	(4,594,887)
Shares repurchased	(34,171)	(34,171)	(228,210)	(227,062)	—	(489,443)
Exercise of stock appreciation rights	—	—	(26,826)	—	—	(26,826)
Fractional shares retired	(99)	(99)	(654)	(799)	—	(1,552)
Other comprehensive loss	—	—	—	—	(1,554,348)	(1,554,348)

BALANCE, DECEMBER 31, 2005	10,680,061	10,680,061	71,993,212	34,554,032	(904,408)	116,322,897
Net income	—	—	—	13,791,897	—	13,791,897
Shares issued under stock option plan	18,111	18,111	150,804	—	—	168,915
Cash dividends declared	—	—	—	(4,997,731)	—	(4,997,731)
Shares repurchased	(87,085)	(87,085)	(992,425)	(240,810)	—	(1,320,320)
Fractional shares retired	(35)	(35)	35	43		43
Other comprehensive income	—	—	—	—	433,440	433,440

BALANCE, DECEMBER 31, 2006	10,611,052	$10,611,052	$71,151,626	$43,107,431	$(470,968)	$124,399,141

Net income	—	—	—	14,687,733	—	14,687,733
Shares issued under stock option plan	72,076	72,076	495,306	—	—	567,382
Stock option compensation	—	—	69,165	—	—	69,165
Cash dividends declared	—	—	—	(5,400,776)	—	(5,400,776)
Shares repurchased	(119,772)	(119,772)	(729,413)	(1,307,704)	—	(2,156,889)
Other comprehensive income	—	—	—	—	1,103,238	1,103,238

BALANCE, DECEMBER 31, 2007	10,563,356	$10,563,356	$70,986,684	$51,086,684	$632,270	$133,268,994

See notes to consolidated financial statements.

YADKIN VALLEY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,687,732	$13,791,897	$11,158,464
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of premiums on investment securities	49,684	368,979	602,721
Provision for loan losses	2,488,620	2,165,000	1,724,000
Net gain on sales of mortgage loans	(5,882,495)	(6,025,837)	(5,220,456)
Net (gain) loss on sale of available-for-sale securities	(45,418)	85,596	(8,082)
Increase in cash surrender value of life insurance	(1,045,481)	(698,434)	(580,542)
Gain on Bank-owned life insurance	(563,907)	—	—
Depreciation and amortization	1,854,608	1,948,901	1,673,511
(Gain) loss on sale of premises and equipment	(66,680)	50,299	38,725
Net (gain) loss on sale of other real estate owned	286,730	—	—
Amortization of core deposit intangible	776,594	813,117	852,960
Deferred tax (benefit) provision	(1,196,351)	(958,870)	(1,180,361)
Stock based compensation expense	69,165	13,622	—
Originations of mortgage loans held-for-sale	(908,549,045)	(865,992,983)	(833,789,865)
Proceeds from sales of mortgage loans	904,028,548	861,094,634	849,190,163
Increase in accrued interest receivable	(258,532)	(993,560)	(344,737)
(Increase) decrease in other assets	(1,850,927)	(292,041)	330,164
Increase in accrued interest payable	459,735	1,159,292	680,111
Increase in other liabilities	54,398	442,293	2,652,499

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,296,978	6,971,905	27,779,275

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities	(55,248,915)	(50,674,494)	(27,191,892)
Proceeds from sales of available-for-sale securities	35,648,265	15,180,679	13,554,070
Proceeds from maturities of available-for-sale securities	6,435,000	21,940,000	11,265,000
Net increase in loans	(86,070,781)	(78,189,581)	(51,089,410)
Acquisition of Sidus Financial, LLC, net	—	(560,717)	(464,052)
Purchases of premises and equipment	(3,064,340)	(1,753,356)	(7,020,334)
Purchase of Federal Home Loan Bank stock	1,075,300	(3,213,700)	(766,300)
Proceeds from redemption of Federal Home Loan Bank stock	—	3,879,100	1,395,000
Proceeds from sales of premises and equipment	1,594,943	28,791	1,996,687
Proceeds from the sale of other real estate owned	1,041,246	—	—
Proceeds from bank-owned life insurance	1,723,618	—	—
Investment in bank-owned life insurance	—	(5,500,000)	—

NET CASH USED IN INVESTING ACTIVITIES	(96,865,664)	(98,863,278)	(58,321,231)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decreasing) in checking, NOW, money market and savings accounts	$3,024,078	$(2,491,140)	$6,803,555
Net increase in time certificates	52,571,106	95,985,451	78,840,929
Net increase (decrease) in borrowed funds	25,136,532	(6,927,114)	(27,001,742)
Purchases of common stock	(2,156,889)	(1,320,320)	(489,443)
Dividends paid	(5,303,782)	(4,997,731)	(4,594,887)
Tax benefit from exercise of stock options	—	35,914	—
Retired fractional shares	—	43	(1,552)
Payment of stock appreciation rights	—	—	(26,826)
Proceeds from exercise of stock options	567,382	168,915	191,252

NET CASH PROVIDED BY FINANCING ACTIVITIES	73,838,427	80,454,018	53,721,286

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,730,259)	(11,437,355)	23,179,330
CASH AND CASH EQUIVALENTS:
Beginning of year	44,056,134	55,493,489	32,314,157

End of year	$26,325,875	$44,056,134	$55,493,487

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash paid for interest	$32,832,851	$25,270,052	$17,906,085

Cash paid for income taxes	$8,386,742	$9,322,595	$5,097,596

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Transfer from loans to foreclosed real estate	$1,397,021	$868,171	$959,032

Unrealized gain (loss) on investment securities
Available for sale, net	$1,103,328	$433,440	$(1,554,348)

See notes to consolidated financial statements.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization—Yadkin Valley Financial Corporation (the "Company") was formed July 1, 2006 as a holding company for Yadkin Valley Bank and Trust Company (the "Bank"). The Bank has three wholly owned subsidiaries, Main Street Investment Services, Inc., which provides investment services to the Company's customers, Sidus Financial LLC, which provides mortgage brokerage services throughout North Carolina and surrounding states, and PBRE, Inc. PBRE, Inc. is a shell company that serves as a trustee on real estate loans. The Bank's state charter was incorporated in North Carolina on September 16, 1968, and the Bank is a member of the Federal Deposit Insurance Corporation ("FDIC"). As a result, the Bank is regulated by the state and the FDIC. The Bank is also a member of the Federal Home Loan Bank of Atlanta. The Company is headquartered in Elkin, North Carolina and the Bank provides consumer and commercial banking services in northwestern North Carolina through 24 full-service banking offices. Sidus offers mortgage-banking services to its customers in North Carolina, South Carolina, Virginia, Georgia, Maryland, Alabama, Florida, Kentucky, Louisiana, West Virginia, Delaware, Mississippi, Arkansas, Pennsylvania and Tennessee. The Company and its subsidiaries are collectively referred to herein as the "Company." Yadkin Valley Financial Corporation formed Yadkin Valley Statutory Trust I (the "Trust") during November 2007 in order to facilitate the issuance of trust preferred securities. The Trust is a statutory business trust formed under the laws of the state of Delaware. All of the common securities of the Trust are owned by Yadkin Valley Financial Corporation.

        Basis of Presentation—The consolidated financial statements include the accounts of Yadkin Valley Financial Corporation and its wholly owned subsidiary, Yadkin Valley Bank and Trust Company. Yadkin Valley Bank and Trust Company includes its wholly owned subsidiaries, Main Street Investment Services, Inc., PBRE, Inc. and Sidus Financial, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. The investment in Yadkin Valley Statutory Trust I, in accordance with FIN 46R, has been recorded by the Company in other assets with the corresponding increase to long-term debt. The Company records the income from the trust as a noninterest income item and the expense as additional interest expense.

        Cash and Cash Equivalents—Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

        Investment Securities—Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading" securities and reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity or trading securities are classified as "available for sale" securities and reported at fair value with unrealized gains and losses excluded from earnings and reported, net of related tax effects, as a separate component of equity and as an item of other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

over the period to maturity. Transfers of securities between classifications are accounted for at fair value. All securities held at December 31, 2006 and 2007 are classified as available for sale.

        Loans and Allowance for Loan Losses—Loans that management has the intent and ability to hold for the foreseeable future are stated at their outstanding principal balances adjusted for any deferred fees and costs. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination and other fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

        Loans that are deemed to be impaired (i.e., probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement) are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. A valuation reserve is established to record the difference between the secured loan amount and the present value or market value of the impaired loan. Impaired loans may be valued on a loan-by-loan basis (e.g., loans with risk characteristics unique to an individual borrower) or on an aggregate basis (e.g., loans with similar risk characteristics). The Company's policy for recognition of interest income on impaired loans is the same as its policy for recognizing interest income on non-impaired loans.

        The company discontinues the accrual of interest income when the loans are either at least 90 days past due or less than 90 days past due and doubtful that interest will be collected during the current period. Interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all principle and interest amounts contractually due are brought current and future payments are reasonable. The total of the impaired loans, impaired loans on non-accrual basis, the related allowance for loan losses and interest income recognized on impaired loans is disclosed in Note 5.

        The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb potential losses in the portfolio resulting from events that occurred as of the balance sheet date. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, historical loan loss experience and other risk factors.

        Recovery of the carrying value of loans is dependent to some extent on future economic, operating and other conditions that may be beyond the control of the Bank. Unanticipated future adverse changes in such conditions could result in material adjustments to the allowance for loan losses. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

        Loans Held for Sale—Loans held for sale primarily consist of one to four family residential loans originated for sale in the secondary market and are carried at the lower of cost or fair value determined on an aggregate basis. Gains and losses on sales of loans held for sale are included in other income in the consolidated statements of income. Gains and losses on loan sales are determined by the difference between the selling price and the carrying value of the loans sold.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Foreclosed Real Estate—Foreclosed real estate is stated at the lower of carrying amount or fair value less estimated cost to sell. Any initial losses at the time of foreclosure are charged against the allowance for loan losses with any subsequent losses or write-downs included in the consolidated statements of income as a component of other expenses.

        Business Combinations—The Company accounts for all business combinations by the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value on the date of acquisition with the remainder of the purchase price allocated to identified intangible assets and goodwill.

        Mortgage Banking Activities—The Bank originates and sells to investors, loans secured by mortgages on single-family residential property. Mortgage loans held-for-sale are reported at the lower of cost or fair value as determined on an aggregate basis. Gains or losses resulting from loan sales are recognized at the time of sale, generally on the settlement date. If the Bank retains the right to service the loan, the previous book-carrying amount is allocated between the loan sold and the retained mortgage servicing right based on their relative fair values on the date of transfer.

        Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Mortgage servicing rights are recorded at fair value and periodically evaluated for impairment based on changes in assumptions used to estimate fair value of those rights.

        At December 31, 2007, 2006 and 2005, the Bank was servicing loans for others of approximately $207,072,346, $231,189,795, and $251,197,500, respectively. The Bank carries fidelity bond insurance coverage of $8,000,000 and errors and omissions insurance coverage of $1,000,000 per occurrence. Custodial escrow balances maintained in connection with the loan servicing were $77,946 and $83,620 at December 31, 2007 and 2006, respectively.

        Mortgage servicing rights with a fair value of $2,000,770 and $2,070,689 at December 31, 2007 and 2006, respectively, are included in other assets. Amortization/market value adjustments related to mortgage servicing rights were $120,532, $343,420 and $378,634 for 2007, 2006 and 2005, respectively. The Bank recorded a valuation adjustment to mortgage servicing rights of $69,919 during the year ended December 31, 2007. A valuation of the fair value of the mortgage servicing rights is performed using a pooling methodology. Similar loans are "pooled" together and evaluated on a discounted earnings basis to determine the present value of future earnings. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating potential acquisition of the servicing.

        Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Additions and major replacements or betterments, which extend the useful lives of premises and equipment, are capitalized. Maintenance, repairs and minor improvements are expensed as incurred. Depreciation and amortization is provided based on the estimated useful lives of the assets using both straight-line and accelerated methods. The estimated useful lives for computing depreciation and amortization are 10 years for land improvements, 30 to 50 years for buildings, and 3 to 22 years for furniture and equipment. Gains or losses on dispositions of premises and equipment are reflected in income.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

        Goodwill and Other Intangibles—Goodwill represents the excess of the cost of an acquisition in a business combination over the fair value of the net assets acquired. The company allocates goodwill to the segment that receives significant benefits from the acquisition. Other intangible assets represent purchased intangible assets that can be separately distinguished from goodwill. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or circumstances indicate possible impairment. No impairment was identified as a result of the testing performed during 2007 or 2006. Intangible assets with finite lives include core deposits. Intangible assets are subject to impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Core deposit intangibles are amortized on the sum-of-years digits method (intangibles acquired in 2002) and the straight-line method (intangibles acquired in 2004) over a period not to exceed 20 years.

        The Bank's projected amortization expense for the core deposit intangible for the years ending December 31, 2008, 2009, 2010, 2011, and 2012 is $733,430, $693,587, 653,743, $613,900, and $577,078, respectively. The weighted average amortization period is 8.0 years.

        Income Taxes—Provisions for income taxes are based on amounts reported in the statements of income and include changes in deferred taxes. Deferred taxes are computed using the asset and liability approach. The tax effects of differences between the tax and financial accounting basis of assets and liabilities are reflected in the balance sheets at the tax rates expected to be in effect when the differences reverse.

        Net Income Per Common Share—Basic net income per common share is calculated on the basis of the weighted average number of shares outstanding. Common stock equivalents arising from stock options outstanding are included in diluted net income per common share.

        Stock Based Compensation—Effective January 1, 2006, the Company adopted the provisions of, and began accounting for stock-based compensation in accordance with, the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 123-revised 2004 ("SFAS No. 123(R)"), "Share-Based Payment" which was issued in December 2004 and replaced Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123(R) also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123(R) also amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows. The Company adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, prior period amounts have not been restated. Under this application, the

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Prior to the adoption of SFAS No. 123R, the Company used the Intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

        Non-marketable Equity Securities—As a requirement for membership, the Bank invests in stock of Federal Home Loan Bank of Atlanta ("FHLB"), and Silverton Bank, formerly Bankers Bank. Due to the redemption provisions of the FHLB, the Bank estimated that fair value of the FHLB stock equals its cost and that this investment was not impaired at December 31, 2007. In addition, the Company holds equity investments in three other entities. These investments are discussed further in Note 4.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, for example, the allowance for loan losses and purchase accounting. Actual results could differ from those estimates.

        New Accounting Standards—In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for the Company in the first quarter of fiscal 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

        In the first quarter of 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156"). SFAS No.156 sets accounting requirements for separately recognizing a servicing asset or a servicing liability when a company undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. SFAS No. 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities (1) the amortization method or (2) the fair value measurement method. The amortization method existed under Statement 140 and remains unchanged in (1) allowing entities to amortize their servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and (2) requiring the assessment of those servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The fair value measurement method allows entities to measure their servicing assets or servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period the change occurs. SFAS No. 156 permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights upon initial adoption, provided certain criteria are met. The Company adopted SFAS No. 156 in the first quarter of 2007 using the fair value measurement method. The adoption of SFAS No. 156 did not have a material

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

impact on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation.

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FASB No. 157"), which enhances existing guidance for measuring assets and liabilities using fair value and requires additional disclosure about the use of fair value for measurement. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No.157 in the first quarter of 2008, and is currently evaluating the impact of the adoption of SFAS No. 157 on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation.

        In September 2006, the Emerging Issues task Force (EITF) issued EITF Issue 06-04, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF Issue 06-4"). EITF Issue 06-4 requires that for endorsement split-dollar insurance arrangements that provide a benefit to an employee that extends to postretirement periods, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 or Accounting Principles Board (APB) Opinion No. 12 based on the substantive agreement of the employee. If the employee has effectively agreed to maintain a life insurance policy during postretirement periods, the costs of the life insurance policy during the postretirement periods should be accrued in accordance with either FASB Statement No. 106 or APB Opinion No. 12. EITF Issue 06-04 is effective for fiscal years beginning after December 15, 2007. The Company does not expect the adoption of EITF Issue 06-04 to have a material effect on it's balance sheet and results of operations.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" (SFAS No. 159). SFAS No. 159 allows an entity to elect to measure certain financial assets and liabilities at fair value with changes in fair value recognized in the income statement each period. The statement also requires additional disclosures to identify the effects of an entity's fair value election on its earnings. The Company did not elect the fair value option as of January 1, 2008 for any of its financial assets or financial liabilities and, accordingly, the adoption of the statement did not have a material impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations". SFAS No. 141(R) will significantly change how entities apply the acquisition method to business combinations. The most significant changes affecting how the Corporation will account for business combinations under this Statement include: the acquisition date will be the date the acquirer obtains control; all (and only) identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date; assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date; adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year; acquisition-related restructuring costs that do not meet the criteria in SFAS No. 146, 'Accounting for Costs Associated with Exit or Disposal Activities", will be expensed as incurred; transaction costs will be expensed as incurred; reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period; and the allowance for loan losses of an acquiree

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

will not be permitted to be recognized by the acquirer. Additionally, SFAS No. 141(R) will require new and modified disclosures surrounding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward.

        The Company will be required to prospectively apply SFAS No. 141(R) to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. For business combinations in which the acquisition date was before the effective date, the provisions of SFAS No. 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. Management is currently evaluating the effects that SFAS No. 141(R) will have on the financial condition, results of operations, liquidity, and the disclosures that will be presented in the consolidated financial statements.

        In November 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 109, which addresses the valuation of written loan commitments accounted for at fair value through earnings. The guidance in SAB No. 109 expresses the staff's view that the measurement of fair value for a written loan commitment accounted for at fair value through earnings should incorporate the expected net future cash flows related to the associated servicing of the loan. Previously, under SAB No. 105, Application of Accounting Principles to Loan Commitments, this component of value was not incorporated into the fair value of the loan commitment. The Corporation adopted the provisions of SAB 109 for written loan commitments entered into or modified after December 31, 2007 related to residential and commercial real estate loans held for sale that are accounted for as derivatives under SFAS 133. The Corporation does not account for any other written loan commitments at fair value through earnings. The impact of SAB 109 will be to accelerate the recognition of the estimated fair value of the servicing inherent in the loan to the commitment date.

        From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Corporation and monitors the status of changes to and proposed effective dates of exposure drafts.

        Reclassifications—Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 presentation. The reclassifications had no effect on net income or stockholders' equity, as previously reported.

2. BUSINESS COMBINATION

        The Company has entered into a definitive merger agreement, subject to regulatory and stockholder approval to merge Cardinal State Bank ("Cardinal"), headquartered in Durham, NC, into the Bank. Cardinal stockholders will receive $17.62 per share in a total transaction value of approximately $41.8 million. Cardinal stockholders may elect to receive either Yadkin Valley Financial Corporation stock or cash subject to the following allocation: 42% of Cardinal stock will be exchanged for Yadkin stock and 58% exchanged for cash. On September 19, 2007, the North Carolina

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

2. BUSINESS COMBINATION (Continued)

Commissioner of Banks approved the application for merger submitted by the Bank and Cardinal. The Company currently expects this merger to close in the first quarter of 2008.

3. INVESTMENT SECURITIES

        Investment securities at December 31, 2007 and 2006 are summarized as follows:

	2007
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale, securities:
Securities of other U.S. government agencies due:
Within 1 year	$18,994,000	$16,356	$18,793	$18,991,563
After 1 but within 5 years	24,512,338	557,037	—	25,069,375
After 5 but within 10 years	4,001,057	107,693	—	4,108,750

	47,507,395	681,086	18,793	48,169,688

U.S. Treasury securities due:
Within 1 year	—	—	—	—
After 1 but within 5 years	2,996,159	40,873	—	3,037,032

	2,996,159	40,873	—	3,037,032

Mortgage-backed securities due:
Within 1 year	24,915	77	—	24,992
After 1 but within 5 years	3,823,586	2,206	39,633	3,786,159
After 5 but within 10 years	1,755,533	7,123	24,535	1,738,121
After 10 years	45,440,070	523,584	114,789	45,848,865

	51,044,104	532,990	178,957	51,398,137

State and municipal securities due:
Within 1 year	1,753,611	4,330	572	1,757,369
After 1 but within 5 years	14,582,621	250,971	44,579	14,789,013
After 5 but within 10 years	9,711,166	128,557	63,606	9,776,117
After 10 years	11,904,178	45,532	123,641	11,826,069

	37,951,576	429,390	232,398	38,148,568

Other securities due:
Within 1 year	1,143	—	—	1,143
After 1 but within 5 years	883,627	—	3,893	879,734
After 10 years	1,055,622	8,476	214,680	849,418

	1,940,392	8,476	218,573	1,730,295

Total available-for-sale securities	$141,439,626	$1,692,815	$648,721	$142,483,720

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

3. INVESTMENT SECURITIES (Continued)

	2006
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale, securities:
Securities of other U.S. government agencies due:
Within 1 year	$5,516,721	$—	$35,136	$5,481,585
After 1 but within 5 years	45,425,796	64,332	340,433	45,149,695
After 5 but within 10 years	—	—	—	—

	50,942,517	64,332	375,569	50,631,280

U.S. Treasury securities due:
Within 1 year	—	—	—	—
After 1 but within 5 years	2,991,961	—	46	2,991,915

	2,991,961	—	46	2,991,915

Mortgage-backed securities due:
Within 1 year	677	—	1	676
After 1 but within 5 years	4,023,816	2,773	82,495	3,944,094
After 5 but within 10 years	4,015,666	4,148	119,340	3,900,474
After 10 years	33,183,931	107,445	242,979	33,048,397

	41,224,090	114,366	444,815	40,893,641

State and municipal securities due:
Within 1 year	936,615	1,389	1,122	936,882
After 1 but within 5 years	12,224,311	115,826	130,401	12,209,736
After 5 but within 10 years	12,583,124	183,032	175,338	12,590,818
After 10 years	5,408,664	6,844	90,879	5,324,629

	31,152,714	307,091	397,740	31,062,065

Other securities due:
Within 1 year	1,088	—	—	1,088
After 1 but within 5 years	910,249	—	20,593	889,656
After 10 years	1,055,623	6,204	10,958	1,050,869

	1,966,960	6,204	31,551	1,941,613

Total available-for-sale securities	$128,278,242	$491,993	$1,249,721	$127,520,514

        Mortgage-backed securities are included in maturity groups based upon stated maturity date. At December 31, 2007 and 2006, the Bank's mortgage-backed securities were pass-through securities. Actual maturity will vary based on repayment of the underlying mortgage loans.

        Gross realized gains on sales of available for sale securities in 2007, 2006 and 2005 were $127,168, $18,602, and $11,588, respectively. Gross realized losses on sales of available-for-sale securities in 2007, 2006 and 2005 were $81,750, $104,198, and $3,506, respectively.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

3. INVESTMENT SECURITIES (Continued)

        Investment securities with carrying values of approximately $57,433,049 and $68,478,293 at December 31, 2007 and 2006, respectively, were pledged as collateral for public deposit and for other purposes as required or permitted by law.

        The following table shows investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006. Securities that have been in a loss position for twelve months or more at December 31, 2007 include twenty-four mortgage-backed securities, six federal agency bonds, two corporate securities and forty-nine municipal bonds. Securities that have been in a loss position for twelve months or more at December 31, 2006 include twenty-nine mortgage-backed securities, fifteen federal agency bonds and fifty-six municipal bonds. The unrealized losses relate to securities that have incurred fair value reductions due to increases in market interest rates since the securities were purchased, and are considered by management to be temporary. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer's ability to honor redemption obligations, none of the securities are deemed to be other than temporarily impaired. Management has the intent and ability to hold these securities until maturity.

	Less Than 12 Months		12 Months or More		Total
December 31, 2007	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government agencies	$—	$—	$11,983,438	$18,793	$11,983,438	$18,793
U.S. Treasury securities	—	—	—	—	—	—
Mortgage backed securities	818,793	604	12,052,785	178,353	12,871,578	178,957
State and municipal securities	4,465,758	82,493	13,509,346	149,906	17,975,104	232,398
Other securities	800,000	200,000	879,734	18,572	1,679,734	218,573

Total temporarily impaired securities	$5,364,551	$283,097	$38,425,303	$365,624	$43,832,071	$648,721

December 31, 2006	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government agencies	$11,478,750	$16,021	$26,138,467	$359,548	$37,617,217	$375,569
U.S. Treasury securities	2,991,915	46	—	—	2,991,915	46
Mortgage backed securities	11,909,013	43,322	13,117,901	401,493	25,026,914	444,815
State and municipal securities	2,165,840	18,232	15,131,481	379,508	17,297,321	397,740
Other securities	—	—	889,656	31,551	900,615	31,551

Total temporarily impaired securities	$28,545,518	$77,621	$55,277,505	$1,172,100	$83,833,982	$1,249,721

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

4. NON-MARKETABLE EQUITY SECURITIES CARRIED AT COST

        The aggregate cost of the Company's cost method investments totaled $3,245,783 at December 31, 2007. Investments with an aggregate cost of $536,761 were not evaluated for impairment because (a) the company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments. Of the remaining $2,709,022 of investments, consisting of securities in Federal Home Loan Bank and the Silverton Bank carried at $2,557,300 and $151,722, respectively at December 31, 2007, the Company estimated that the fair value equaled or exceeded the cost of these investments (that is, the investments were not impaired) on the basis of the redemption provisions of the issuing entities.

5. LOANS AND ALLOWANCE FOR LOAN LOSSES

        Loans at December 31, 2007 and 2006 classified by type are as follows:

	2007	2006
Commercial, financial and agricultural	$515,354,445	$471,751,273
Real estate—construction	155,043,145	111,353,033
Real estate—mortgage	196,329,911	183,310,489
Installment loans to individuals	33,305,008	49,733,156

Total	900,032,509	816,147,951
Less: Net deferred loan origination fees	(1,279,453)	(1,238,098)
Allowance for loan losses	(12,445,555)	(10,828,882)

Loans, net	$886,307,501	$804,080,971

        Substantially all of the Company's loans have been granted to customers in the piedmont and north western regions of North Carolina.

        In the normal course of business, the Company has made loans to directors and officers of the Company and its subsidiaries. All loans and commitments made to such officers and directors and to companies in which they are officers, or have significant ownership interest, have been made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers. In the opinion of management, they do not involve more than the normal credit risk or present other unfavorable features. An analysis of these related party loans for the year ended December 31, 2007 is as follows:

Balance at beginning of year	$11,539,559
New loans	3,604,637
Retirement and terminations of directors and officers	(4,081,665)
Repayments	(1,458,844)

Balance at end of year	$9,603,687

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

5. LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Changes in the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

	2007	2006	2005
Balance, beginning of year	$10,828	$9,473	$8,654

Charge-offs:
Commercial, financial and agricultural	(348)	(280)	(387)
Real estate—construction	(118)	—	(50)
Real estate—mortgage	(210)	(418)	(380)
Installment loans to individuals	(426)	(302)	(466)

	(1,102)	(1,000)	(1,283)

Recoveries:
Commercial, financial and agricultural	55	58	141
Real estate—construction	—	—	—
Real estate—mortgage	63	69	145
Installment loans to individuals	112	63	92

	230	190	378

Net charge-offs	(872)	(810)	(905)
Provision for loan losses	2,489	2,165	1,724

Balance, end of year	$12,445	$10,828	$9,473

Ratio of net charge-offs during the year to average loans outstanding during the year	0.10%	0.10%	0.12%

        The following table presents the Bank's investment in loans considered to be impaired and related information on those impaired loans:

	December 31,
	2007	2006
Impaired loans without a related allowance for loan loss	$1,610,836	$1,574,350
Impaired loans with a related allowance for loan loss	6,191,025	267,553

Total impaired loans	$7,801,861	$1,841,903

Allowance for loan loss related to impaired loans	2,022,764	107,744

        Loans on which the accrual of interest has been discontinued amounted to approximately $1,962,000, $1,829,000, and $3,199,000 at December 31, 2007, 2006 and 2005, respectively. For the years ended December 31, 2007, 2006 and 2005 the company recognized interest income on impaired loans of $77,000, $46,000, and $99,259, respectively. If interest on those loans had been accrued in accordance with the original terms, interest income would have increased by approximately $170,000, $82,000, and $139,000 for 2007, 2006 and 2005, respectively.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

5. LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        It is the general policy of the Company to stop accruing interest when any loan is past due 90 days as to principal or interest.

6. PREMISES AND EQUIPMENT

        Premises and equipment at December 31, 2007 and 2006 are as follows:

	Cost	Accumulated depreciation and amortization	Net book value
December 31, 2007:
Land	$8,809,153	$—	$8,809,153
Land improvements	1,441,664	610,902	830,763
Buildings	16,809,336	3,477,700	13,331,637
Furniture and equipment	13,099,650	9,464,027	3,635,624
Construction in process	172,713	—	172,713

Total	$40,332,517	$13,552,628	$26,779,889

December 31, 2006:
Land	$9,990,137	$—	$9,990,137
Land improvements	1,147,524	582,043	565,481
Buildings	15,909,991	3,074,030	12,835,961
Furniture and equipment	12,642,450	9,168,519	3,473,931
Construction in process	232,910	—	232,910

Total	$39,923,012	$12,824,592	$27,098,420

        Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $1,854,608, $1,948,901, and $1,673,511, respectively.

7. LOAN SERVICING

        Mortgage loans serviced for others consists of loans sold to Fannie Mae and Freddie Mac are not included in the accompanying statements of financial condition. Mortgage loan portfolios serviced for Fannie Mae were $207,072,346 and $231,189,795 at December 31, 2007 and 2006, respectively.

        Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. The carrying value of mortgage servicing rights is included as other assets in the Consolidated Balance Sheets. At December 31, 2007 and 2006, mortgage servicing rights were $2,000,770 and $2,070,689, respectively.

	2007	2006	2005
Mortgage servicing asset, beginning of year	$2,070,689	$2,320,839	$2,585,784
Capitalized	50,613	93,270	113,419
Change in fair value	(120,532)	(343,420)	(378,364)

Mortgage servicing assets, end of year	$2,000,770	$2,070,689	$2,320,839

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

8. DEPOSITS

        At December 31, 2007, the scheduled maturities of time certificates are as follows:

2008	$471,601,698
2009	73,131,014
2010	27,650,950
2011	2,143,043
2012	1,047,803

Total	$575,574,508

9. BORROWED FUNDS

        Short term borrowings at December 31, 2007 and 2006 are illustrated within the tables below. Borrowings from the United States Treasury are payable on demand and are collateralized by state, county and municipal securities (see Note 3). Interest under this arrangement is payable monthly at 25 basis points below the average federal funds rate as quoted by the Federal Reserve Board. Unused lines of credit from various correspondent banks totaled $44.8 million at December 31, 2007.

SHORT-TERM BORROWINGS December 31, 2007	Balance at year end	Weighted average interest rate at end of year	Maximum amount outstanding at any month-end	Average Daily Balance outstanding during year	Average annual interest rate paid
Overnight borrowings from Federal Reserve Bank	$235,746	4.00%	$1,577,353	$788,000	4.11%
Securities sold under agreement to repurchase	25,987,583	3.07%	31,401,809	29,667,000	3.03%
Federal Funds Purchased	35,202,000	4.52%	35,202,000	1,505,000	5.56%
Wholesale securities sold under agreement to repurchase	4,999,800	4.80%	4,999,800	4,999,800	4.42%

Total borrowings	$66,425,129

SHORT-TERM BORROWINGS December 31, 2006	Balance at year end	Weighted average interest rate at end of year	Maximum amount outstanding at any month-end	Average Daily Balance outstanding during year	Average annual interest rate paid
Overnight borrowings from Federal Reserve Bank	$1,957,910	5.04%	$1,957,910	$1,265,000	4.27%
Securities sold under agreement to repurchase	28,803,888	2.96%	30,128,759	$30,587,000	2.87%
Federal Funds Purchased	8,101,000	5.63%	29,284,030	$2,386,000	5.25%
Wholesale securities sold under agreement to repurchase	4,999,800	4.36%	4,999,800	$4,999,800	4.42%
FHLB advances	18,200,000	5.45%	$52,900,000	$30,701,000	5.22%

Total borrowings	$62,062,598

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

9. BORROWED FUNDS (Continued)

Long-Term Borrowings

        Long-term borrowings at December 31, 2007 consisted of the junior subordinated debentures of $25,774,000 with an average annual interest rate of 6.31%, and an average daily balance outstanding during the year of $4,178,000, and the FHLB advances listed below.

        Pursuant to a collateral agreement with the FHLB, advances are collateralized by all of the Bank's FHLB stock and qualifying first mortgage, commercial, and home equity line loans. The balance of the lendable collateral value of all loans as of December 31, 2007 was approximately $123 million with $111 million remaining available. This agreement with the FHLB provides for a line of credit up to 20% of the Bank's assets.

        Long term advances from the Federal Home Loan Bank of Atlanta consist of the following at December 31, 2007 and 2006:

Maturity	Interest Rate	2007	2006
1/03/2008	5.35%	—	5,000,000
12/10/2008	3.90%	5,000,000	5,000,000
12/10/2009	4.06%	5,000,000	5,000,000
2/28/2011	5.37%	2,000,000	2,000,000

		$12,000,000	$17,000,000

        Federal Home Loan Bank advances, both short and long term, had average annual interest rate paid during the year for 2007 and 2006 of 4.64% and 4.58%, respectively. The weighted average interest rate at year end 2007 and 2006 was 4.21% and 5.04%, respectively. Maximum amount outstanding during the years at any month end for 2007 and 2006 was $22,000,000 and $56,000,000, respectively.

        On November 1, 2007, the Company created Yadkin Valley Statutory Trust I ("the Trust") to issue trust preferred securities in conjunction with the Company issuing junior subordinated debentures to the Trust. The terms of the junior subordinated debentures are substantially the same as the terms of the trust preferred securities. The interest rate in effect is the three-month LIBOR plus 1.32%. At December 31, 2007, the effective interest rate was 6.31%. The Company's obligations under the debentures and a separate guarantee agreement constitute a full and unconditional guarantee by the Company of the obligations of the Trust.

        On November 1, 2007, the Trust completed the sale of $25,000,000 of trust preferred securities. The trust preferred securities mature in 30 years, and can be called by the Trust without penalty after five years. Yadkin Valley Statutory Trust I used the proceeds from the sale of the securities to purchase the Company's junior subordinated deferrable interest notes due 2037 (the "Debenture"). The net proceeds from the offering will be used by the Company in connection with the previously announced acquisition of Cardinal State Bank, and for general corporate purposes.

        Under FIN 46R the Company's $774,000 investment in the common equity of the trust is included in the consolidated balance sheets as other assets with a corresponding increase to long-term debt. The income and interest expense received from and paid to the trust, respectively, is being included in the

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

9. BORROWED FUNDS (Continued)

consolidated statements of income and comprehensive income as other noninterest income and interest expense.

        Currently, regulatory capital rules allow trust preferred securities to be included as a component of regulatory capital for the Company up to certain limits. This treatment has continued despite the deconsolidation of these instruments for financial reporting purposes.

10. INCOME TAXES

        The provision for income taxes for the years ended December 31, 2007, 2006 and 2005 is summarized as follows:

	2007	2006
Current:
Federal	$7,164,609	$6,850,497
State	1,232,560	1,280,332

	8,397,169	8,130,829
Deferred
Federal	(1,028,985)	(820,119)
State	(167,366)	(138,751)

	(1,196,351)	(958,870)
Total Income Taxes	$7,200,818	$7,171,959

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

10. INCOME TAXES (Continued)

        The tax effects of significant items comprising the Company's net deferred tax assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:
Unrealized loss on available for sale securities	$—	$282,006
Bad debt reserve	4,918,699	4,251,840
Deferred fees associated with merger	—	7,237
Deferred loan costs	2,127	27,642
Core deposit amortization	93,930	127,080
State Tax Credits	40,653	81,305
Other	488,701	253,151

	$5,544,110	$5,030,261

Deferred tax liabilities:
Unrealized gain on purchased securities	$(148,164)	$(149,083)
Unrealized gain on available for sale securities	(411,825)	—
Depreciation	(877,123)	(969,053)
Prepaid expenses	(226,275)	(159,982)
Core deposit intangible	(1,682,713)	(1,989,390)
Other	(378,029)	(445,292)

	(3,724,129)	(3,712,800)

Net deferred tax asset	$1,819,981	$1,317,461

        A reconciliation of applicable income taxes for the years ended December 31, 2007, 2006 and 2005 to the amount of tax expense computed at the statutory federal income tax rate of 35% is as follows:

	2007	2006	2005
Tax expense at statutory rate on income before income taxes	$7,660,993	$7,337,349	$5,629,505
Increases (decreases) resulting from:
Tax-exempt interest on investments	(476,415)	(441,541)	(423,820)
State income tax, net of federal benefits	692,376	742,028	485,024
Income from bank-owned life insurance	(563,286)	(244,452)	(197,384)
Other	(112,850)	(221,425)	(94,420)

Total income taxes	$7,200,818	$7,171,959	$5,398,905

        The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"). There was no material impact from the adoption of FIN 48. It is the Company's policy to recognize interest and penalties associated with uncertain tax positions as

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

10. INCOME TAXES (Continued)

components of income taxes. The Company's federal tax returns are subject to examination for years 2004, 2005 and 2006. The Company's state income tax returns are subject to examination for year 2006.

Balance at January 1, 2007	$340,281
Positions taken during the current year	40,652

Balance at December 31, 2007	$380,933

        The interest associated with the uncertain tax positions amounts to approximately $38,000 at December 31, 2007. The Company recognizes interest and penalties associated with uncertain tax positions in income tax expense.

11. EARNINGS PER SHARE

        Basic earnings per share ("EPS") are computed by dividing net income by the weighted-average number of common shares outstanding for the year. Diluted EPS includes the effect of dilutive common stock equivalents. Following is the reconciliation of EPS for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Basic earnings per share:
Net income	$14,687,732	$13,791,897	$11,158,464
Weighted average shares outstanding	10,594,567	10,640,819	10,685,457
Basic earnings per share	$1.39	$1.30	$1.04
Diluted earnings per share:
Net income	$14,687,732	$13,791,897	$11,158,464
Weighted average shares outstanding	10,594,567	10,640,819	10,685,457
Dilutive effect of stock options	118,100	147,979	143,342
Weighted average shares, as adjusted	10,712,667	10,788,798	10,828,799
Diluted earnings per share	$1.37	$1.28	$1.03

        On December 31, 2007 there were 52,500 options to purchase shares of common stock at a range of $19.07 that were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of $17.70 per common shares. On December 31, 2006 there were 47,975 options to purchase shares at $15.50-17.10 that were not included in the computation of diluted EPS. On December 31, 2005 there were 213,775 options outstanding to purchase shares at $14.97-$17.10 per share that were not included in the computation of diluted EPS.

12. BENEFIT PLANS

        The Company maintains profit-sharing and 401(k) plans for substantially all employees. Contributions to the profit-sharing plan are at the discretion of the board of directors but are limited to amounts deductible in accordance with the Internal Revenue Code. Under the Company's 401(k) plan, employees are permitted to contribute up to 60% of pre-tax compensation. The Company will match 50% of an employee's contribution, up to a maximum of 3% of pre-tax employee compensation.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

12. BENEFIT PLANS (Continued)

The Company's policy is to fund the profit-sharing/401(k) costs as incurred. Employer contributions in 2007, 2006 and 2005 to the 401(k) plan were $285,056, $279,713, and $261,193, respectively. There were no contributions to the profit-sharing plan for the years ended December 31, 2007, 2006 and 2005.

        In 2005, the Company paid $26,826 in stock appreciation rights under a High Country Financial Corporation plan for one participant following the merger with High Country Financial Corporation in 2004. There are no other stock appreciation rights.

        During 2001 and 2000, the Company created an Officer Supplemental Insurance Plan ("OSIP") and entered into Life Insurance Endorsement Method Split Dollar Agreements with certain officers. Under the plan, upon death of the officer, the Company first recovers the cash surrender value of the contract and then shares the remaining death benefits from insurance contracts, which are written with different carriers, with the designated beneficiaries of the officers. The death benefit to the officer's beneficiaries is a multiple of base salary at the time of the agreements.

        The Company, as owner of the policies, retains an interest in the life insurance proceeds and a 100% interest in the cash surrender value of the policies. The OSIP contains a five-year vesting requirement and certain provisions relating to change of control and termination of service.

        The Company funded the OSIP through the purchase of bank-owned life insurance ("BOLI") during the first quarter of 2000 and the second quarter of 2001 with initial investments of $4,807,000 and $5,000,000, respectively. Additional investments in BOLI were made in August of 2006 in the amount of $5,500,000. The corresponding cash surrender values of BOLI policies as of December 31, 2007 and 2006 was $22,682,702 and $22,796,932, respectively.

        During 2007 the Company created the 2007 Group Term Carve Out Plan and entered into Life Insurance Endorsement Method Split Dollar Agreements with certain officers who did not participate in the 2001 Plan discussed in the previous paragraph. Under the plan, upon death of the officer, the Company first recovers the cash surrender value of the contract and then shares the remaining death benefits from the insurance contracts which are written with New York Life Insurance and Annuity Corporation, with the designated beneficiaries of the officers.

        The death benefit to the officer's beneficiaries is a multiple of base salary at the time of the agreements, subject to the limit of total death proceeds less cash surrender value. The Company, as owner of the policies, retains an interest in the life insurance proceeds and a 100% interest in the cash surrender value of the policies. The 2007 plan contains a five-year vesting requirement and certain provisions related to change of control and termination of service.

        Incentive compensation is provided for certain officers of the Bank based on defined levels of earnings performance. Expenses related to such compensation during 2007, 2006 and 2005 totaled approximately $425,664, $513,341, and $387,520, respectively.

13. STOCK OPTIONS

        The Company has stock option plans for directors, selected executive officers and other key employees. The plans provide for the granting of options to purchase shares of the Company's common stock at a price not less than the fair market value at the time of grant of the option. Option exercise prices are established at market value on the grant date. Vesting schedules are determined by the board

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

13. STOCK OPTIONS (Continued)

of directors. Upon termination, unexercised options held by employees are forfeited and made available for future grants.

        During 2007, 2,283 options were vested and 52,500 options were granted resulting in 60,584 unvested options at December 31, 2007. There was no intrinsic value of 2007 option grants since options are granted at the market price of the stock on date of grant. The intrinsic values of options exercised in 2007 and 2006 were $751,649 and $167,453, respectively. The Bank recorded compensation expense totaling $69,165 in 2007 and $13,622 in 2006 for the options in the process of vesting based on amortization of the fair value of options granted (See "Stock Based Compensation" under Note 1). Deferred expense totaling $157,722 will be recognized over the remaining vesting period, 2008 through 2011. During the year ended December 31, 2007, there were 52,500 shares granted and 3,511 shares were forfeited. Of the shares forfeited, 3,463 shares were available to be reissued.

        The Company recorded compensation expense in 2007 and 2006 as previously discussed. Had compensation costs for the Company's stock option plans been determined using the fair value method in 2005, the Company's pro forma net income and earnings per share would have been as follows:

Year Ended December 31, 2005
Net income:
As reported	$11,158,464
Less—stock-based compensation expense determined under fair-value-based methods for all awards, net of related income tax effects	(289,182)

Pro forma	$10,869,282
Basic earnings per share:
As reported	$1.04
Pro forma	1.02
Diluted earnings per share:
As reported	$1.03
Pro forma	1.00

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2007, 2006, and 2005: dividend yield of 2.52, 3.07 and 3.06 percent, respectively; expected volatility of 11.80, 11.50 and 15.46 percent, respectively; risk-free interest rate of 5.25, 5.25 and 3.17 percent, respectively, and expected life of 7, 7 and 7 years, respectively.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

13. STOCK OPTIONS (Continued)

        The weighted-average fair value of options granted during 2007, 2006 and 2005 was approximately $3.53, $2.49, and $1.89 respectively, at the grant date. Certain option information for the years ended December 31, 2007, 2006 and 2005 follows:

				Exercisable options
	Shares available for grants future	Number outstanding	Weighted average exercise price	Number of options	Weighted average exercise price
At December 31, 2006	140,144	453,207	$10.73	442,839	$10.63
Options Authorized	—	—	—	—	—
Options Granted/Vested	(52,500)	52,500	19.07	2,283	15.57
Options Exercised	—	(72,076)	7.87	(72,078)	7.87
Options Forfeited	3,463	(3,511)	14.61	(3,511)	14.61

At December 31, 2007	91,107	430,118	$12.20	369,533	$11.19

        At December 31, 2006 and 2007, weighted average remaining contractual life of options outstanding and options exercisable in years was 4.56 and 3.93, respectively.

        The aggregate intrinsic values of options outstanding and exercisable at December 31, 2006 and 2007 were $3.8 million and $1.3 million, respectively. The table below segregates the shares outstanding at December 31, 2007 into meaningful ranges:

Shares	Option price per share	Weighted average remaining contractual life (years)	Weighted average exercise price	Shares exercisable December 31, 2007
60,163	$5.62	0.33	$5.62	60,163
58,742	6.87	1.71	6.87	58,742
35,256	7.44 - 7.85	3.57	7.72	35,256
14,992	8.66	2.33	8.66	14,992
10,333	10.75 - 11.24	4.54	10.77	10,332
2,000	13.06	5.54	13.06	2,000
8,000	14.00 - 14.24	6.11	14.06	8,000
141,782	14.97	5.41	14.97	135,787
38,850	15.50 - 15.65	0.57	15.50	38,450
7,500	17.10	5.01	17.10	5,816
52,500	19.07	9.06	19.07	-0-

430,118				369,533

        No option may be exercised more than ten years after the date of grant.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

14. LEASES

        Rental expense was approximately $532,000 in 2007, $498,000 in 2006 and $370,000 in 2005 and primarily represents rentals of real estate. Future minimum lease payments for the next five years are as follows:

2008	$266,772
2009	209,390
2010	142,019
2011	33,600
2012	8,100

$659,881

15. OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES

        The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

        A summary of the contract amount of the Bank's exposure to off-balance sheet risk as of December 31, 2007 and 2006 is as follows:.

	2007	2006
Financial instruments whose contract amounts represent credit risk:
Loan commitments and undisbursed lines of credit	$217,761,148	$179,521,000
Undisbursed standby letters of credit	4,434,128	4,431,000
Undisbursed portion of construction loans	36,108,631	33,318,000
Commitments to close first mortgages	92,374,000	139,282,000
Commitments to sell first mortgages	92,374,000	135,409,000

        The Company is a party to legal proceedings and potential claims arising in the normal conduct of business. The Company has been sued for damages in excess of $850,000 for 3.99 years of severance, continued benefits and fringe benefits by two former employees who allege breach of contract. In addition, the plaintiffs seek liquidated damages and costs (including reimbursement for reasonable

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

15. OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES (Continued)

attorney fees) under their wage and hour claims. They also assert that non-compete provisions of the employment agreements do not apply to their separation. Both plaintiffs filed for judgment on the pleadings in state court and prevailed. The Company appealed the orders before the trial court had determined damages. All parties are currently awaiting a decision from the appellate court. The Company expects rulings in the cases to be issued within the next several months. The Company maintains a reserve for these claims that it considers to be adequate and does not believe that the outcome will have a material adverse effect on our financial position or results of operations. However, the Company cannot make any assurances regarding the outcome.

16. REGULATORY REQUIREMENTS

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly, additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

        Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2007, the Company meets all capital adequacy requirements to which it is subject.

        As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

16. REGULATORY REQUIREMENTS (Continued)

management believes have changed in the Company's category. Dollar amounts in the table below are in thousands:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Yadkin Valley Bank and Trust
As of December 31, 2007:
Total Capital (to risk-weighted assets)	$107,225	10.4%	$82,481	8.0%	$103,101	10.0%
Tier I Capital (to risk-weighted assets)	94,779	9.2%	41,208	4.0%	61,812	6.0%
Tier I Capital (to average assets)	94,779	8.4%	45,133	4.0%	56,416	5.0%
As of December 31, 2006:
Total Capital (to risk-weighted assets)	$96,679	10.4%	$74,368	8.0%	$92,960	10.0%
Tier I Capital (to risk-weighted assets)	85,850	9.2%	37,326	4.0%	55,989	6.0%
Tier I Capital (to average assets)	85,850	8.2%	41,878	4.0%	52,348	5.0%
Yadkin Valley Financial Corporation
As of December 31, 2007:
Total Capital (to risk-weighted assets)	$131,944	12.7%	$83,114	8.0%	$103,893	10.0%
Tier I Capital (to risk-weighted assets)	120,273	11.6%	41,473	4.0%	62,210	6.0%
Tier I Capital (to average assets)	120,273	10.7%	44,962	4.0%	56,202	5.0%
As of December 31, 2006:
Total Capital (to risk-weighted assets)	$97,752	10.5%	$74,407	8.0%	$93,009	10.0%
Tier I Capital (to risk-weighted assets)	86,923	9.4%	37,186	4.0%	55,779	6.0%
Tier I Capital (to average assets)	86,923	8.3%	41,891	4.0%	41,891	5.0%

        The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. At December 31, 2007, $51,086,684 was legally available for dividend payments.

        For the reserve maintenance period in effect at December 31, 2007, the Bank was required by the Federal Reserve Bank to maintain average daily reserves of $688,000 on deposit.

17. FINANCIAL INSTRUMENTS

        The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

17. FINANCIAL INSTRUMENTS (Continued)

exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values (in thousands):

	2007		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Cash and cash equivalents	$26,326	$26,326	$44,056	$44,056
Investment securities	142,484	142,484	127,521	127,521
Loans and loans held for sale, net	939,061	962,883	846,432	857,661
Accrued interest receivable	6,055	6,055	5,796	5,796
Federal Home Loan Bank Stock	2,557	2,557	3,633	3,633
Investment in Bank owned life insurance	22,683	22,683	22,797	22,797
Liabilities:
Demand deposits, NOW, savings and money market accounts	$387,868	$387,868	$384,846	$384,843
Time deposits	575,575	582,593	523,004	523,149
Borrowed funds	104,199	101,146	79,063	78,885
Accrued interest payable	3,434	3,434	2,975	2,975

        The carrying amounts of cash and cash equivalents approximate their fair value. The fair value of marketable securities is based on quoted market prices and prices obtained from independent pricing services.

        For certain categories of loans, such as installment and commercial loans, the fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The cost of fixed rate mortgage loans held-for-sale approximates the fair values as these loans are typically sold within 60 days of origination. Fair values for adjustable rate mortgages are based on quoted market prices of similar loans adjusted for differences in loan characteristics.

        The carrying value of Federal Home Loan Bank Stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank Stock.

        The fair value of demand deposits and savings accounts is the amount payable on demand at December 31, 2007 and 2006, respectively. The fair value of fixed-maturity certificates of deposit and individual retirement accounts is estimated using the present value of the projected cash flows using rates currently offered for similar deposits with similar maturities.

        The fair values of borrowings are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements. Short-term borrowings, including overnight, securities sold under agreements to repurchase, federal funds purchased and FHLB advances, are carried at approximate fair value because of the short maturities of those instruments.

        The investment in bank owned life insurance represents the cash value of the policies at December 31, 2007 and 2006. The rates are adjusted annually thereby minimizing market fluctuations.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

17. FINANCIAL INSTRUMENTS (Continued)

        The fair value of accrued interest receivable and accrued interest payable approximates book values because of their short-term duration.

18. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

        During the May 24, 2006 annual meeting, the shareholders approved the formation of a holding company, Yadkin Valley Financial Corporation, ("the Company") whereby each share of Yadkin Valley Bank was automatically converted to one share of Yadkin Valley Financial Corporation. The Company's authorized capital consists of 20,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, no par value, whose rights, privileges, and preferences will be established by the board of directors on issuance. As of the conversion date, 10,648,300 common shares and no preferred shares were issued and outstanding. This share exchange was effective July 1, 2006.

        Condensed financial data for Yadkin Valley Financial Corporation (parent company only) follows:

	2007	2006
Condensed Balance Sheets
Assets:
Cash on deposit with bank subsidiary	$25,127,841	$1,069,323
Investment in subsidiary	132,775,398	123,326,382
Other investments	429,530	151,722
Other assets	2,150,191	1,276,761

Total	$160,482,960	$125,824,188

Liabilities and Shareholders' Equity:
Dividends payable	$1,373,236	$1,273,325
Other liabilities	25,840,730	151,722
Shareholders' equity	133,268,994	124,399,141

Total	$160,482,960	$125,824,188

Condensed Results of Operations
Equity in earnings of subsidiary bank:
Dividends received	$6,505,508	$5,673,328
Undistributed earnings	8,374,106	8,196,649
Income (expenses), net	(191,882)	(78,080)

Net income	$14,687,732	$13,791,897

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

18. PARENT COMPANY CONDENSED FINANCIAL INFORMATION (Continued)

	2007	2006
Condensed Statement of Cash Flows
Cash flows from operating activities:
Net income (loss) from continuing operations	$14,687,732	$13,791,897
Adjustments to reconcile net income (loss) to net cash from operating activities:
Equity in undistributed earnings of subsidiaries	(8,374,106)	(8,196,649)
Gain from sale of assets	—	(35,044)
Change in other assets	2,653,946	(1,428,483)
Change in other liabilities	(2,737,957)	1,425,048

	6,229,615	5,556,769
Cash flows from investing activities:
Purchase of investments	(1,051,808)	(217,018)
Proceeds from sale of investment	—	252,062

	(1,051,808)	35,044
Cash flows from financing activities:
Long-term borrowings	25,774,000	—
Purchases of common stock	(2,156,889)	(804,257)
Dividends paid	(5,303,782)	(3,824,414)
Proceeds from exercise of stock options	567,382	106,181

	18,880,711	(4,522,490)
Cash at beginning of year	1,069,323	—

Cash at end of year	$25,127,841	$1,069,323

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

19. BUSINESS SEGMENT INFORMATION

        Sidus Financial, LLC ("Sidus") was acquired October 1, 2004 as a single member LLC with the Bank as the single member. Sidus is headquartered in Greenville, North Carolina and offers mortgage banking services to its customers in North Carolina, South Carolina, Virginia, Georgia, Maryland, Alabama, Florida, Kentucky, Louisiana, West Virginia, Delaware, Mississippi, Arkansas, Pennsylvania, and Tennessee. The following table details the results of operations for the twelve months of 2006 and 2007 for the Bank and Sidus using the purchase method of accounting.

December 31, 2007	Company	Sidus	Other	Total
Interest income	$72,710,866	$2,481,984	$—	$75,192,850
Interest expense	31,259,750	1,972,077	68,909	33,300,736

Net interest income	41,451,116	509,907	(68,909)	41,892,114
Provision for loan losses	2,488,620	—	—	2,488,620

Net interest income after provision for loan losses	38,962,496	509,907	(68,909)	39,403,494
Net gain on sales of investment securities	45,418	—	—	45,418
Other income	9,512,056	5,882,495	4,190	15,398,741
Other expense	27,926,428	4,905,514	127,161	32,959,103

Income before income taxes	20,593,542	1,486,888	(191,880)	21,888,550
Income taxes	6,620,932	579,886	—	7,200,818

Net Income	$13,972,610	$907,002	$(191,880)	$14,687,732

Total Assets	$1,213,314,722	$60,102,587	$(63,114,068)	$1,210,303,241
Net Loans	886,307,501	—	—	886,307,501
Loans held for sale	—	52,753,907	—	52,753,907
Goodwill	32,696,900	4,943,872	(4,943,872)	32,696,900

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

19. BUSINESS SEGMENT INFORMATION (Continued)

December 31, 2006	Company	Sidus	Other	Total
Interest income	$65,249,981	$2,324,758	$(268,849)	$67,305,890
Interest expense	24,790,754	1,907,439	(268,849)	26,429,344

Net interest income	40,459,227	417,319	—	40,876,546
Provision for loan losses	2,165,000	—	—	2,165,000

Net interest income after provision for loan losses	38,294,227	417,319	—	38,711,546
Net loss on sales of investment securities	(85,596)	—	—	(85,596)
Other income	8,362,596	6,032,139	36,018	14,430,753
Other expense	26,953,554	5,025,194	114,099	32,092,847

Income before income taxes	19,617,673	1,424,264	(78,081)	20,963,856
Income taxes	6,623,617	548,342	—	7,171,959

Net Income	$12,994,056	$875,922	$(78,081)	$13,791,897

Total Assets	$1,133,519,216	$49,266,949	$(62,884,592)	$1,119,901,573
Net Loans	804,080,971	—	—	804,080,971
Loans held for sale	103,500	42,247,415	—	42,350,915
Goodwill	32,696,900	4,943,872	(4,943,872)	32,696,900

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following table presents unaudited, summarized quarterly data for the years ended December 31, 2007 and 2006 (in thousands):

	Three Months Ended
2007	December 31	September 30	June 30	March 31
Interest income	$19,339	$19,231	$18,647	$17,975
Interest expense	8,800	8,504	8,238	7,759

Net interest income	10,539	10,727	10,409	10,216
Provision for loan losses	1,689	300	200	300

Net interest income after provision for loan losses	8,850	10,427	10,209	9,916
Net gain (loss) on sales of investment securities	1	45	—	—
Other income	3,695	3,511	4,112	4,078
Other expense	7,995	8,016	8,683	8,264

Income before income taxes	4,551	5,967	5,638	5,730
Income taxes	1,485	2,045	1,852	1,818

Net income	$3,066	$3,922	$3,786	$3,912

Net income per common share—basic	$0.29	$0.37	$0.36	$0.37
Net income per common share—diluted	$0.29	$0.37	$0.35	$0.36

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2007, 2006 and 2005

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

	Three Months Ended
2006	December 31	September 30	June 30	March 31
Interest income	$18,055	$17,453	$16,762	$15,036
Interest expense	7,676	7,064	6,449	5,241

Net interest income	10,379	10,389	10,313	9,795
Provision for loan losses	525	525	550	565

Net interest income after provision for loan losses	9,854	9,864	9,763	9,230
Net gain (loss) on sales of investment securities	(104)	—	7	11
Other income	3,892	3,926	3,482	3,131
Other expense	8,053	8,212	7,905	7,922

Income before income taxes	5,589	5,578	5,347	4,450
Income taxes	1,782	1,941	1,927	1,522

Net income	$3,807	$3,637	$3,420	$2,928

Net income per common share—basic	$0.36	$0.34	$0.32	$0.27
Net income per common share—diluted	$0.35	$0.34	$0.32	$0.27

YADKIN VALLEY FINANCIAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As of September 30, 2008

	SEPTEMBER 30, 2008	DECEMBER 31, 2007*
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	$26,574,471	$24,267,806
Federal funds sold	32,000	—
Interest-bearing deposits	12,514,761	2,058,069

TOTAL CASH AND CASH EQUIVALENTS	39,121,232	26,325,875

SECURITIES AVAILABLE FOR SALE—At fair value (Amortized cost $139,075,578 in 2008 and $141,439,626 in 2007)	140,709,259	142,483,720
GROSS LOANS	1,118,618,961	898,753,056
Less: Allowance for loan losses	(16,526,439)	(12,445,555)

NET LOANS	1,102,092,522	886,307,501
LOANS HELD FOR SALE	44,840,692	52,753,907
ACCRUED INTEREST RECEIVABLE	6,283,629	6,054,982
PREMISES AND EQUIPMENT, NET	32,947,888	26,779,889
FORECLOSED REAL ESTATE	3,000,515	602,000
FEDERAL HOME LOAN BANK STOCK, AT COST	7,689,400	2,557,300
INVESTMENT IN BANK-OWNED LIFE INSURANCE	23,386,362	22,682,702
GOODWILL	54,148,728	32,696,900
CORE DEPOSIT INTANGIBLE (net of accumulated amortization of $4,869,974 at September 30, 2008 and $4,218,393 at December 31, 2007)	4,885,513	4,261,115
OTHER ASSETS	10,273,934	7,571,350

TOTAL ASSETS	$1,469,379,674	$1,211,077,241

LIABILITIES AND STOCKHOLDERS' EQUITY
DEPOSITS
Noninterest-bearing demand deposits	$157,549,301	$154,979,227
Interest-bearing deposits:
NOW, savings, and money market accounts	278,827,325	232,888,349
Time certificates:
Over $100,000	285,162,132	267,529,772
Other	386,356,443	308,044,736

TOTAL DEPOSITS	1,107,895,201	963,442,084
SHORT-TERM BORROWINGS	153,123,523	66,425,129
LONG-TERM BORROWINGS	45,085,967	37,774,000
ACCRUED INTEREST PAYABLE	3,370,058	3,434,832
OTHER LIABILITIES	7,248,546	6,732,202

TOTAL LIABILITIES	1,316,723,295	1,077,808,247
STOCKHOLDERS' EQUITY
Common stock, $1.00 par value; authorized 20,000,000 shares; issued 11,533,299 shares in 2008 and 10,563,356 shares in 2007	11,533,299	10,563,356
SURPLUS	87,988,909	70,986,684
RETAINED EARNINGS	52,139,305	51,086,684
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	994,866	632,270

TOTAL STOCKHOLDERS' EQUITY	152,656,379	133,268,994

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,469,379,674	$1,211,077,241

*
Derived from audited consolidated financial statements

See notes to condensed consolidated financial statements

YADKIN VALLEY FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
INTEREST INCOME
Interest and fees on loans	$17,552,428	$17,368,558	$50,989,199	$50,693,524
Interest on federal funds sold	8,195	99,381	45,071	267,569
Interest on securities:
Taxable	1,334,959	1,407,074	3,984,590	3,895,345
Non-taxable	381,658	308,657	1,123,390	887,379
Interest-bearing deposits	161,331	47,434	300,443	110,164

Total interest income	19,438,571	19,231,104	56,442,693	55,853,981

INTEREST EXPENSE
Time deposits of $100,000 or more	2,950,752	3,130,594	8,633,227	8,857,793
Other deposits	4,594,436	4,873,263	14,104,850	14,122,831
Borrowed funds	1,268,265	499,702	3,349,410	1,519,931

Total interest expense	8,813,453	8,503,559	26,087,487	24,500,555

NET INTEREST INCOME	10,625,118	10,727,545	30,355,206	31,353,426

PROVISION FOR LOAN LOSSES	1,334,000	300,000	3,492,000	800,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,291,118	10,427,545	26,863,206	30,553,426

NONINTEREST INCOME
Service charges on deposit accounts	1,171,772	1,002,897	3,246,318	2,937,543
Other service fees	858,162	863,393	2,598,978	2,719,193
Net gain on sales of mortgage loans	1,872,365	1,337,985	5,429,043	4,394,351
Net gain (loss) on investment securities	(966,251)	44,674	(972,826)	44,674
Income on investment in bank owned life insurance	237,759	255,000	706,221	785,343
Mortgage banking income (loss)	(10,878)	63,916	67,229	276,183
Bank owned life insurance death benefit	—	—	—	481,940
Other income (loss)	(105,238)	(11,399)	(40,747)	108,381

Total noninterest income	3,057,691	3,556,466	11,034,216	11,747,608

NONINTEREST EXPENSE
Salaries and employee benefits	5,136,319	4,624,760	15,051,823	14,452,777
Occupancy and equipment expenses	1,307,042	984,639	3,577,635	2,987,256
Printing and supplies	176,085	126,734	556,617	409,404
Data processing	217,010	104,856	600,420	315,495
Communication expense	271,657	337,269	757,975	934,343
Amortization of core deposit intangible	228,717	194,149	651,582	589,086
Other	2,423,953	1,643,874	7,360,096	5,275,400

Total noninterest expense	9,760,783	8,016,281	28,556,148	24,963,761

INCOME BEFORE INCOME TAXES	2,588,026	5,967,730	9,341,274	17,337,273
INCOME TAXES	795,271	2,045,373	2,907,282	5,716,111

NET INCOME	$1,792,755	$3,922,357	$6,433,992	$11,621,162

NET INCOME PER COMMON SHARE:
Basic	$0.16	$0.37	$0.57	$1.10

Diluted	$0.15	$0.37	$0.57	$1.08

CASH DIVIDENDS PER COMMON SHARE	$0.13	$0.13	$0.39	$0.38

See notes to condensed consolidated financial statements

YADKIN VALLEY FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
NET INCOME	$1,792,755	$3,922,357	$6,433,992	$11,621,162
OTHER COMPREHENSIVE INCOME, BEFORE TAX:
Unrealized holding gains on securities available for sale	1,315,130	2,045,595	(383,240)	616,202
Tax effect	(506,324)	(798,047)	147,548	(242,120)

Unrealized holding gains on securities available for sale, net of tax	808,806	1,247,548	(235,692)	374,082
Reclassification adjustment for realized losses (gains)	966,251	(44,674)	972,826	(44,674)
Tax effect	(372,007)	17,199	(374,538)	17,199

Reclassification adjustment for realized losses (gains), net of tax	594,244	(27,475)	598,288	(27,475)
OTHER COMPREHENSIVE INCOME, NET OF TAX	1,403,050	1,220,073	362,596	346,607

COMPREHENSIVE INCOME	$3,195,805	$5,142,430	$6,796,588	$11,967,769

See notes to condensed consolidated financial statements

YADKIN VALLEY FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 and 2008

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2006	$10,611,052	$71,151,626	$43,107,431	$(470,968)	$124,399,141
Net income			11,621,162		11,621,162
Shares issued under stock option plan*	67,894	467,811			535,705
Cash dividends declared			(4,026,260)		(4,026,260)
Stock repurchased	(106,097)	(637,150)	(1,198,618)		(1,941,865)
Other comprehensive income				346,607	346,607

Balance, September 30, 2007	$10,572,849	$70,982,287	$49,503,715	$(124,361)	$130,934,490

Balance, December 31, 2007	$10,563,356	$70,986,684	$51,086,684	$632,270	$133,268,994
Net income			6,433,992		6,433,992
Shares issued under stock option plan*	86,254	510,854			597,108
Stock option compensation		47,669			47,669
Tax benefit from exercise of stock options		252,250			252,250
Cumulative effect of adoption of new accounting standard (Note 10)			(897,253)		(897,253)
Cash dividends declared			(4,484,118)		(4,484,118)
Fractional purchased	(58)	2			(56)
Shares issued in acquisition of Cardinal State Bank	883,747	16,191,450			17,075,197
Other comprehensive income				362,596	362,596

Balance, September 30, 2008	$11,533,299	$87,988,909	$52,139,305	$994,866	$152,656,379

See notes to condensed consolidated financial statements

YADKIN VALLEY FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,433,992	$11,621,162
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization (accretion) premiums (discounts) on investment securities	(30,840)	68,439
Provision for loan losses	4,122,000	800,000
Net gain on sales of mortgage loans held for sale	(5,429,043)	(4,394,351)
Net loss on available for sale securities	972,800	—
Net (gain) loss on sales of available for sale securities	26	(44,674)
Increase in investment in Bank owned life insurance	(706,221)	(785,343)
Depreciation and amortization	1,511,501	1,455,675
Net gain (loss) on sale of premises and equipment	50,029	(76,823)
Gain on bank owned life insurance	—	(481,940)
Amortization of core deposit intangible	651,582	589,086
Deferred tax (benefit) provision	(1,419,553)	—
Stock based compensation expense	47,669	—
Originations of mortgage loans held-for-sale	(772,639,226)	(690,149,132)
Proceeds from sales of mortgage loans	785,981,484	700,844,096
(Increase) decrease in accrued interest receivable	405,972	(616,221)
(Increase) decrease in other assets	(1,831,365)	731,348
Increase (decrease) in accrued interest payable	(666,193)	460,851
Decrease in other liabilities	(696,712)	(2,048,451)

Net cash provided by operating activities	16,757,902	17,973,722

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available for sale securities	(30,762,451)	(40,163,656)
Proceeds from sales of available for sale securities	13,067,292	22,911,510
Proceeds from maturities of available for sale securities	19,624,095	2,935,000
Net change in loans	(69,987,144)	(37,103,404)
Acquisition of Cardinal State Bank, net of cash	11,979,969	—
Purchases of premises and equipment	(1,703,824)	(2,655,612)
Proceeds from redemption of Federal Home Loan Bank stock	1,161,100	850,300
Purchases of Federal Home Loan Bank stock	(5,742,000)	—
Proceeds from sale of premises and equipment	287,136	1,625,807
Proceeds from death benefit from bank owned life insurance	2,561	1,277,376

Net cash used in investing activities	(62,073,266)	(50,322,679)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in checking, NOW, money market and savings accounts	(17,487,340)	(2,427,220)
Net increase (decrease) in time certificates	(9,639,973)	43,638,889
Net increase (decrease) in borrowed funds	88,872,850	(24,369,067)
Fractional shares retired	(56)
Purchases of common stock		(1,941,865)
Dividends paid	(4,484,118)	(4,026,260)
Tax benefit from exercise of stock options	252,250	—
Proceeds from exercise of stock options	597,108	535,705

Net cash provided by financing activities	58,110,721	11,410,182

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,795,357	(20,938,775)
CASH AND CASH EQUIVALENTS:
Beginning of period	26,325,875	44,056,134

End of period	$39,121,232	$23,117,359

See notes to condensed consolidated financial statements

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2007

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements include the accounts of Yadkin Valley Financial Corporation and its subsidiary, Yadkin Valley Bank and Trust Company. On July 1, 2006, Yadkin Valley Bank and Trust Company (the "Bank") became a subsidiary of Yadkin Valley Financial Corporation (the "Company") through a one for one share exchange of the then outstanding 10,648,300 shares. Sidus Financial, LLC ("Sidus") is a single member LLC with the Bank as its single member. Sidus offers mortgage banking services and is headquartered in Greenville, NC. The Bank acquired Cardinal State Bank on March 31, 2008. Refer to note 3 for additional information. The interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial statements and with instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by Generally Accepted Accounting Principles ("GAAP") for complete financial statements. Because the accompanying condensed consolidated financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the audited consolidated financial statements and accompanying footnotes included with the Company's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 31, 2008. Operating results, for the three and nine months ended September 30, 2008, do not necessarily indicate the results that may be expected for the year or other interim periods.

        In the opinion of management, the accompanying condensed consolidated financial statements contain all the adjustments, all of which are normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 2008 and December 31, 2007, and the results of its operations and cash flows for the three and nine months ended September 30, 2008 and 2007. The accounting policies followed are set forth in Note 1 to the Consolidated Financial Statements in the Company's 2007 Annual Report on Form 10-K.

2. STOCK-BASED COMPENSATION

        On May 22, 2008 the shareholders approved the 2008 Omnibus Stock Ownership and Long Term Incentive Plan (the "Omnibus Plan"). An aggregate of 700,000 shares has been reserved for issuance by the Company under the terms of the Omnibus Plan pursuant to the grant of incentive stock options (not to exceed 200,000 shares), non-statutory stock options, restricted stock and restricted stock units, long-term incentive compensation units and stock appreciation rights.

        During the three and nine months ended September 30, 2008, 100 and 14,442 options were vested, respectively. During the three and nine months ended September 30, 2007, 100 and 3,671 options were vested, respectively. At September 30, 2008 there were 116,643 options unvested and 10,853 shares available for future grants of options in addition to the shares available under the abovementioned Omnibus Plan.

        On March 31, 2008, the number of outstanding options increased by 140,258 in conjunction with the acquisition of Cardinal State Bank. These options were fully vested according to the merger agreement, and they have a weighted average exercise price of $13.04 per option and a weighted average life of 6.25 years.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

2. STOCK-BASED COMPENSATION (Continued)

        During the third quarter of 2008, there were no options granted. During the nine months ended September 30, 2008 there were 79,500 options granted.

        During the third quarter of 2007, there were no options granted. During the nine months ended September 30, 2007 there were 52,500 options granted.

        The compensation expense related to options was $18,268 for the three-month period and $47,669 for the nine-month period ending September 30, 2008. As of September 30, 2008 there was $271,587 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under all of the Company's stock benefit plans. This cost is expected to be recognized over an average vesting period of 2.07 years. Cash received from the options exercised during the three and nine months ended September 30, 2008 was $143,156 and $597,108, respectively. Cash received from the options exercised during the three and nine months ended September 30, 2007 was $185,586 and $535,705, respectively. Of the 86,254 shares exercised in 2008, 37,964 were director options that had been granted under stock option plans at other banks prior to the acquisition of those banks by the Bank.

3. BUSINESS COMBINATIONS

        At opening of business on March 31, 2008, the Company completed the merger with Cardinal State Bank ("Cardinal"), headquartered in Durham, NC. Cardinal had $193.9 million in tangible assets, excluding fair value adjustments, but including $149.2 million in gross loans and $18.1 million in tangible equity at the closing date. Pursuant to the agreement, for each share of Cardinal stock, Cardinal shareholders received either $17.62 in cash or 0.91771 shares of Company stock, subject to an overall allocation of 58% cash and 42% stock. The overall acquisition cost was approximately $42.3 million based on the issuance of 0.9 million shares of Company stock at a two-week average stock price of $19.00 around the date of the merger agreement, cash payment of $23.5 million to Cardinal shareholders, and $1.7 million in other transaction costs. Other transaction costs included $0.3 million for the fair market value of Cardinal stock options assumed by the Company and converted into 140,258 options to buy shares of Company stock. Further details are available in the Report on Form 8-K filed June 14, 2007.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

3. BUSINESS COMBINATIONS (Continued)

        The purchase price was allocated to the net assets acquired at fair market value based on information currently available as follows:

Fair Value
Assets:
Cash and cash equivalents	$18,028,591
Federal funds sold	18,047,000
Loans, net	149,947,952
Premises and equipment, net	6,312,841
Other assets acquired	4,844,351
Goodwill	21,451,828
Core deposit intangible	1,275,979
Liabilities:
Deposits	(170,689,695)
Other liabilities	(6,945,466)

Total net assets acquired/consideration given	$42,273,381

        Results of operations of Cardinal, subsequent to March 30, 2008, are included in the Company's results of operations for the nine months ended September 30, 2008.

        The unaudited proforma combined present and historical results, as if Cardinal had been acquired at January 1, 2007 and January 1, 2008 after adjustments for amortization of intangibles are presented below:

	Three Months Ended
	September 30, 2007	September 30, 2008
Net interest income	$12,209,161	$10,625,118
Noninterest income	3,674,536	3,057,691

Total revenue	15,883,697	13,682,809
Provision for loan losses	376,100	1,334,000
Other noninterest expense	9,773,507	9,760,783

Income before taxes	5,734,090	2,588,026
Income tax expense	379,178	795,271

Net income	5,354,912	1,792,755

Basic earnings per share	$0.47	$0.16
Diluted earnings per share	0.46	0.15

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

3. BUSINESS COMBINATIONS (Continued)

	Nine Months Ended
	September 30, 2007	September 30, 2008
Net interest income	$36,181,355	$31,677,322
Noninterest income	12,155,906	11,159,850

Total revenue	48,337,261	42,837,172
Provision for loan losses	622,900	3,457,000
Other noninterest expense	30,083,624	30,051,405

Income before taxes	17,630,737	9,328,767
Income tax expense	4,049,916	2,903,030

Net income	13,580,821	6,425,737

Basic earnings per share	$1.18	$0.56
Diluted earnings per share	1.16	0.55

        The proforma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal period presented, nor are they necessarily indicative of future consolidated results.

        On September 10, 2008, the Company announced that it had entered into a definitive agreement whereby the Company would acquire American Community Bancshares, Inc., and its subsidiary, American Community Bank, in a transaction with a total value of approximately $92 million. American Community Bancshares shareholders will have the right to receive either $12.35 in cash or 0.8517 of the Company's shares of common stock for each American Community share, subject to the limitations that 19.5% of total consideration is to be paid in cash and 80.5% in Yadkin Valley Financial shares. Those American Community shares exchanged for stock will convert to Yadkin Valley Financial shares in a tax-free exchange. Cash will also be paid in lieu of fractional shares. Closing of the transaction, which is expected to occur no later than the beginning of the first quarter of 2009, is subject to certain conditions, including approval by Yadkin Valley shareholders and American Community shareholders as well as regulatory approval.

4. INVESTMENT SECURITIES

        The following table provides information on the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired ("OTTI") and the length of time that the securities have been in a continuous unrealized loss position at September 30, 2008. The unrealized losses relate to securities that have incurred fair value reductions due to increases in market interest rates since the securities were purchased, and are considered by management to be temporary. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer's ability to honor redemption obligations, none of the

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

4. INVESTMENT SECURITIES (Continued)

securities are deemed to be other than temporarily impaired. Management has the intent and ability to hold these securities until maturity.

	Less Than 12 Months		12 Months or More		Total
September 30, 2008	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government agencies	$—	$—	$—	$—	$—	$—
U.S. Treasury securities	—	—	—	—	—	—
Mortgage backed securities	13,135,087	255,971	2,099,346	77,666	15,234,433	333,637
State and municipal securities	10,494,484	315,592	393,309	1,691	10,887,793	317,283

Total temporarily impaired securities	$23,629,571	$571,563	$2,492,655	$79,357	$26,122,226	$650,920

September 30, 2007	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. government agencies	$3,969,400	$420	$20,396,555	$100,401	$24,365,955	$100,821
U.S. Treasury securities	—	—	—	—	—	—
Mortgage backed securities	6,588,769	49,861	14,774,460	358,722	21,363,229	408,583
State and municipal securities	4,599,041	28,115	15,749,417	325,026	20,348,458	353,141
Other securities	—	—	880,701	9,615	880,701	9,615

Total temporarily impaired securities	$15,157,210	$78,396	$51,801,133	$793,764	$66,958,343	$872,160

        If management determines that an investment has experienced an OTTI, the loss is recognized in the income statement. During the third quarter of 2008, the market for preferred stock issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac") deteriorated significantly after being placed under conservatorship by the government and consequently management recorded an OTTI charge of $972,800 (pre-tax) against earnings. Management believes that the market prices of these equity securities will not recover in the immediate future due to current the economic environment. The Company has in place a tax planning strategy to generate capital gains to offset the capital losses on the securities mentioned above in the event they are necessary prior to the expiration of the capital loss carryforward on the OTTI charge.

5. COMMITMENTS AND CONTINGENCIES

        In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the accompanying financial statements. At September 30, 2008, the Company, had commitments outstanding of $294.7 million for additional loan amounts. Commitments of Sidus Financial, LLC ("Sidus"), the Bank's mortgage lending subsidiary, are excluded from this amount and discussed in the paragraph below. Additional

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

5. COMMITMENTS AND CONTINGENCIES (Continued)

commitments totaling $6.7 million were outstanding under standby letters of credit. Management does not expect any significant losses to result from these commitments.

        At September 30, 2008, Sidus had $166.5 million of commitments outstanding to originate mortgage loans held for sale at fixed prices and $162.7 million of mortgage interest rate lock commitments outstanding under best efforts contracts to sell mortgages to agencies and other investors.

        The Company is a party to legal proceedings and potential claims arising in the normal conduct of business. The Company has been sued for damages in excess of $850,000 for 3.99 years of severance, continued benefits and fringe benefits by two former employees who allege breach of contract. In addition, the plaintiffs seek liquidated damages and costs (including reimbursement for reasonable attorney fees) under their wage and hour claims. They also assert that non-compete provisions of the employment agreements do not apply to their separation. Both plaintiffs filed for judgment on the pleadings in state court and prevailed. The Company appealed rulings of the trial court judge in favor of the plaintiffs, former employees, for severance and wage payments under employment agreements with the Company. The North Carolina Court of Appeals issued an opinion on May 6, 2008 upholding the trial court's rulings in favor of the plaintiffs and remanding the cases back to the trial court for a determination of the amount of damages to which the plaintiffs are entitled. The Company petitioned the North Carolina Supreme Court to grant discretionary review of that decision. Trial court proceedings will be held in abeyance until the Supreme Court acts on the Company's petition for discretionary review. On the same date in a related action, the North Carolina Court of Appeals also issued an opinion upholding an award of court costs and attorney's fees to the other party in the amount of $30,000. Because the dispositive issues in the third case were intertwined with the first two cases, the Company likewise petitioned the Supreme Court to review the third case decision. The North Carolina Supreme Court declined to review this case, and the Company settled all outstanding claims in the aforementioned third case for an immaterial amount.

6. EARNINGS PER SHARE

        Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the reporting periods. Diluted net income per share reflects the potential dilution that could occur if the Company's potential common stock, which consist of dilutive stock options, were exercised. The numerators of the basic net income per share computations are the same as the numerators of the diluted net income per share computations for all the periods

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

6. EARNINGS PER SHARE (Continued)

presented. A reconciliation of the denominator of the basic net income per share computations to the denominator of the diluted net income per share computations is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Basic EPS denominator:
Weighted average number of common shares outstanding	11,525,277	10,584,092	11,198,506	10,603,937
Dilutive effect arising from assumed exercise of stock options	57,465	136,997	77,440	178,428

Diluted EPS denominator	11,582,742	10,721,089	11,275,946	10,782,365

        During the quarter ended September 30, 2008, 191,942 stock options were not considered dilutive because the exercise prices exceeded the average market price of $14.59 per share. These non-dilutive shares had exercise prices ranging from $14.91 to $19.07 per share and had a weighted average price of $16.07 per share. During the first nine months of 2008, 193,313 stock options were not considered dilutive because the exercise prices exceeded the average market price of $14.25 per share. These non-dilutive shares had exercise prices ranging from $14.37 to $19.07 per share and had a weighted average price of $16.05 per share.

7. STOCKHOLDERS' EQUITY

        On September 18, 2008, the Board of Directors of the Company declared a quarterly cash dividend of $0.13 per share to all stockholders of record on October 3, 2008, and payable October 24, 2008. The dividend reduced stockholders' equity by $1,497,066.

        On May 24, 2007, the Board approved a plan to repurchase up to 100,000 shares of the Company's outstanding shares ("2007 plan"), The Company did not purchase any shares during the first three quarters of 2008. Under the 2007 plan, the Company has repurchased a total of 71,281 shares at an average price of $17.10 per share. There are 28,719 shares available to purchase under the 2007 plan at September 30, 2008.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

8. BUSINESS SEGMENT INFORMATION

        Sidus is a single member LLC with the Bank as the single member. Sidus is headquartered in Greenville, North Carolina and offers mortgage banking services to its customers in Alabama, Arkansas, Connecticut, Delaware, Florida, Georgia, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Mississippi, New Hampshire, North Carolina, Pennsylvania, South Carolina, Tennessee, Vermont, Virginia and West Virginia. The following table details the results of operations for the first nine months of 2008 and 2007 for the Bank, Sidus, and Other (eliminations and Holding Company).

September 30, 2008	Bank	Sidus	Other	Total
Interest income	$54,496,332	$1,946,361	$—	$56,442,693
Interest expense	24,381,777	772,921	932,789	26,087,487

Net interest income	30,114,555	1,173,440	(932,789)	30,355,206
Provision for loan losses	3,492,000	—	—	3,492,000

Net interest income after provision for loan losses	26,622,555	1,173,440	(932,789)	26,863,206
Net loss on investment securities	(972,826)	—	—	(972,826)
Other income	6,064,168	5,429,043	513,831	12,007,042
Other expense	23,675,432	4,725,828	154,888	28,556,148

Income before income taxes	8,038,465	1,876,655	(573,846)	9,341,274
Income taxes(2)	2,175,387	731,895	—	2,907,282

Net income	$5,863,079	$1,144,760	$(573,846)	$6,433,992

Total assets(3)	$1,503,292,786	$44,840,692	$(86,308,207)	$1,469,379,674
Net loans	1,102,792,522	—	—	1,102,092,522
Loans held for sale	—	52,395,095	—	44,840,692
Goodwill	49,204,856	4,943,872	—	54,148,728

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

8. BUSINESS SEGMENT INFORMATION (Continued)

September 30, 2007	Bank	Sidus	Other		Total
Interest income(1)	$54,101,239	$1,911,454		$(158,712)	$55,853,981
Interest expense	23,147,701	1,511,566		(158,712)	24,500,555

Net interest income	30,953,538	399,888		—	31,353,426
Provision for loan losses	800,000	—		—	800,000

Net interest income after provision for loan losses	30,153,538	399,888		—	30,553,426
Net gain on sale of investment Securities	44,674	—		—	44,674
Other income	7,308,583	4,394,351		—	11,702,934
Other expense	21,219,884	3,743,877		—	24,963,761

Income before income taxes	16,286,911	1,050,362		—	17,337,273
Income taxes(2)	5,306,470	409,641		—	5,716,111

Net income	$10,980,441	$640,721		$—	$11,621,162

Total assets(3)	$1,158,959,829	$42,926,785		$(57,920,290)	$1,143,966,324
Net loans	840,384,375	—		—	840,384,375
Loans held for sale	—	36,050,302		—	36,050,302
Goodwill	$27,753,028	$4,943,872	$		$32,696,900

(1)
Note: In 2007, the Bank allocated interest expense to Sidus based on the Bank's cost of funds plus an additional charge of 87.5 basis points. The additional basis points charge, reflected in interest income to the Bank and interest expense to Sidus, is eliminated in the "Other" column. In 2008, the Bank allocated interest expense based on its cost of funds as a change in approach to report segment results.

(2)
Note: Income tax expense has been allocated to the Sidus business segment for comparative purposes. As an LLC, Sidus passes its pre-tax income through to its single member, the Bank, which is taxed on that income.

(3)
Note: The "Other" column includes asset eliminations representing the Bank's Due from Sidus account ($85,000,000 in 2008 and $55,000,000 in 2007), the Bank's Investment in Sidus ($3,000,000 in 2008 and 2007), and the Bank's A/R from Sidus ($144,337 in 2008 and $229,777 in 2007). Also included in this column are Holding Company assets ($1,836,130 in 2008 and $309,487 in 2007) and Holding Company income and expenses.

9. RECLASSIFICATIONS

        Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation. The reclassifications had no effect on net income or stockholders' equity, as previously reported.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

10. NEW ACCOUNTING STANDARDS

        In September 2006, the Emerging Issues Task Force (EITF) issued EITF Issue 06-04, "Accounting for Deferred Compensation and Post-retirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF Issue 06-4"). EITF Issue 06-04 requires that for endorsement split-dollar insurance arrangements that provide a benefit to an employee that extends to post-retirement periods, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 or Accounting Principles Board (APB) Opinion No. 12 based on the substantive agreement of the employee. If the employee has effectively agreed to maintain a life insurance policy during post-retirement periods, the costs of the life insurance policy during the post-retirement periods should be accrued in accordance with either FASB Statement No. 106 or APB Opinion No. 12. EITF Issue 06-04 is effective for fiscal years beginning after December 15, 2007. The effect of the adoption of EITF Issue 06-04 was a reduction to retained earnings of $897,253 during 2008.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" (SFAS No. 159). SFAS No. 159 allows an entity to elect to measure certain financial assets and liabilities at fair value with changes in fair value recognized in the income statement each period. The statement also requires additional disclosures to identify the effects of an entity's fair value election on its earnings. The Company did not elect the fair value option as of January 1, 2008 for any of its financial assets or financial liabilities and, accordingly, the adoption of the statement did not have a material impact on the Company's consolidated financial statements.

        In November 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 109, which addresses the valuation of written loan commitments accounted for at fair value through earnings. The guidance in SAB No. 109 expresses the staff's view that the measurement of fair value for a written loan commitment accounted for at fair value through earnings should incorporate the expected net future cash flows related to the associated servicing of the loan. Previously, under SAB No. 105, Application of Accounting Principles to Loan Commitments, this component of value was not incorporated into the fair value of the loan commitment. The Company adopted the provisions of SAB 109 for written loan commitments entered into or modified after December 31, 2007 related to residential loans held for sale that are accounted for as derivatives under SFAS 133. The Company does not account for any other written loan commitments at fair value through earnings. The impact of adopting SAB 109 to noninterest income and total assets for the three-month and nine-month periods ended September 30, 2008 was an increase of $65,000 and $227,000, respectively, to accelerate the recognition of the estimated fair value of the servicing inherent in the loan to the commitment date.

        In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations". SFAS No. 141(R) will significantly change how entities apply the acquisition method to business combinations. The most significant changes affecting how the Company will account for business combinations under this Statement include: the acquisition date will be the date the acquirer obtains control; all (and only) identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date; assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date; adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year; acquisition-related restructuring costs that do not meet the criteria in SFAS No. 146, "Accounting for Costs Associated with Exit or

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

10. NEW ACCOUNTING STANDARDS (Continued)

Disposal Activities", will be expensed as incurred; transaction costs will be expensed as incurred; reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period; and the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS No. 141(R) will require new and modified disclosures surrounding subsequent changes to acquisition-related contingencies, contingent consideration, non-controlling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward. In the event that the merger with American Community Bancshares does not conclude prior to December 31, 2008, the Company's financial statements could be materially impacted by the adoption of SFAS No. 141(R).

        On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," (SFAS 157), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The Company elected to delay the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities, as allowed by FASB Staff Position SFAS 157-2. In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have a material impact on the Company's consolidated financial statements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. Under SFAS 157, the Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in SFAS 157. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, the Company believes there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. See note 11 for SFAS 157 adoption impact.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133," (SFAS 161). SFAS 161 applies to all

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

10. NEW ACCOUNTING STANDARDS (Continued)

derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, SFAS 161 requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure (e.g., interest rate, credit or foreign exchange rate) and by purpose or strategy (fair value hedge, cash flow hedge, net investment hedge, and non-hedges), (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location of gain and loss amounts on derivative instruments by type of contract, and (4) disclosures about credit-risk related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Accordingly, the Company will adopt the provisions of SFAS 161 in the first quarter of 2009. The Company does not expect the adoption of the provisions of SFAS 161 to have a material effect on the Company's financial condition and results of operations.

        From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

11. FAIR VALUE

        The Company utilizes fair value measurements to record fair value adjustments for certain assets and liabilities and to determine fair value disclosures. Available-for-sale securities, mortgage servicing rights, interest rate lock commitments and forward sale loan commitments are recorded at fair value on a monthly basis. Additionally, from time to time, the Company may be required to record other assets at fair value, such as loans held for investment and certain other assets. These nonrecurring fair value adjustments usually involve writing the asset down to lower of cost or market.

Fair Value Hierarchy

        Under SFAS 157, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

11. FAIR VALUE (Continued)

Level 3	Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

        Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Available-for-Sale Investment Securities

        Available-for-sale investment securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities.

Interest Rate Locks and Forward Sale Loan Commitments

        Sidus, the Company's mortgage lending subsidiary, enters into interest rate lock commitments and commitments to sell mortgages. The amount of fair value associated with these interest rate lock commitments and sale commitments is considered immaterial for purposes of reporting under SFAS 157.

Mortgage Servicing Rights

        A valuation of mortgage servicing rights is performed using a pooling methodology. Similar loans are pooled together and evaluated on a discounted earnings basis to determine the present value of future earnings. The present value of the future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the servicing. As such, the Company classifies loan servicing rights as Level 3.

        Assets subjected to recurring fair value adjustments:

	Fair Value	Level 1	Level 2	Level 3
Available for sale securities	$140,709,259	$54,921	$140,654,338	$—
Mortgage servicing rights	$1,733,380	$—	$—	$1,733,380

YADKIN VALLEY FINANCIAL CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

11. FAIR VALUE (Continued)

        The following table presents a rollforward of mortgage servicing rights from December 31, 2007 to September 30, 2008 and shows that the mortgage servicing rights are classified as Level 3 as discussed above.

	Fair Value	Level 3
Balance, beginning of period	$2,000,770	$2,000,770
Losses included in earnings	(325,250)	(325,250)
Net transfers	57,860	57,860

Balance, end of period	$1,733,380	$1,733,380

Mortgage Loans Held for Sale

        Loans held for sale are carried at lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2. At September 30, 2008 the cost of the Company's mortgage loans held for sale was less than the market value. Accordingly, at quarter end the Company's loans held for sale were carried at cost.

Loans Held for Investment

        The Company does not record loans held for investment at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At September 30, 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

        Asset subjected to nonrecurring fair value adjustments:

	Fair Value	Level 1	Level 2	Level 3
Impaired loans	$11,663,589	—	—

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
American Community Bancshares, Inc.
Charlotte, North Carolina

        We have audited the accompanying consolidated balance sheets of American Community Bancshares, Inc. and subsidiary (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Community Bancshares, Inc. and subsidiary at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Charlotte, North Carolina
March 13, 2008

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
	(Amounts in thousands)
ASSETS
Cash and due from banks	$14,346	$19,950
Interest-earning deposits with banks	930	17,295
Investment securities available for sale, at fair value (cost of $74,420 and $63,921 at December 31, 2007 and 2006, respectively)	75,012	63,018
Investment securities held to maturity, at cost (fair value approximates $1,804 and $2,192 at December 31, 2007 and 2006, respectively)	1,770	2,174
Loans	392,959	370,431
Allowance for loan losses	(5,740)	(5,628)

NET LOANS	387,219	364,803
Accrued interest receivable	2,640	2,938
Bank premises and equipment	8,694	9,105
Foreclosed real estate	—	195
Non-marketable equity securities, at cost	2,119	1,879
Goodwill	9,838	9,838
Other assets	3,027	3,463

TOTAL ASSETS	$505,595	$494,658

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Demand—non-interest bearing	$54,459	$61,735
Savings	24,181	15,111
Money market and NOW	67,877	98,333
Time	253,277	225,958

TOTAL DEPOSITS	399,794	401,137
Short-term borrowings	31,509	15,473
Long-term debt	17,995	21,612
Accrued expenses and other liabilities	2,273	1,368

TOTAL LIABILITIES	451,571	439,590

Stockholders' Equity
Preferred stock, no par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $1 par value, 25,000,000 shares authorized, 6,502,288 and 7,008,081 shares issued and outstanding at December 31, 2007 and 2006, respectively	6,502	7,008
Additional paid-in capital	32,364	37,637
Retained earnings	14,744	11,072
Accumulated other comprehensive income (loss)	414	(649)

TOTAL STOCKHOLDERS' EQUITY	54,024	55,068

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$505,595	$494,658

See accompanying notes to these consolidated financial statements.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Amounts in thousands, except share and per share data)
INTEREST INCOME
Loans, including fees	$31,374	$28,800	$23,062
Investment securities:
Taxable	3,046	2,702	2,051
Tax-exempt	415	288	178
Interest-earning deposits with banks	591	544	293

TOTAL INTEREST INCOME	35,426	32,334	25,584

INTEREST EXPENSE
Money market, NOW and savings deposits	2,240	1,637	1,049
Time deposits	11,901	9,620	6,241
Borrowings	214	452	484
Securities sold under agreement to repurchase and federal funds purchased	793	523	301
Capital lease obligation	139	140	140
Junior subordinated debentures	906	1,149	965

TOTAL INTEREST EXPENSE	16,193	13,521	9,180

NET INTEREST INCOME	19,233	18,813	16,404
PROVISION FOR LOAN LOSSES	1,033	2,612	809

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	18,200	16,201	15,595

NON-INTEREST INCOME
Service charges on deposit accounts	2,419	2,393	2,305
Mortgage banking operations	326	352	385
Gain on sale of investment securities	20	60	10
Gain on derivative transactions	214	—	—
Gain on sale of assets	53	79	68
Other	359	469	526

TOTAL NON-INTEREST INCOME	3,391	3,353	3,294

NON-INTEREST EXPENSE
Salaries and employee benefits	6,893	6,474	5,739
Occupancy and equipment	2,194	2,261	2,150
Other than temporary impairment of non-marketable equity securities	76	—	—
Other	4,539	4,103	3,853

TOTAL NON-INTEREST EXPENSE	13,702	12,838	11,742

INCOME BEFORE INCOME TAXES	7,889	6,716	7,147
INCOME TAXES	2,869	2,440	2,639

NET INCOME	$5,020	$4,276	$4,508

NET INCOME PER COMMON SHARE
Basic	$.74	$.62	$.71

Diluted	$.72	$.60	$.66

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	6,779,635	6,913,534	6,364,336

Diluted	6,938,259	7,171,413	6,819,523

See accompanying notes to these consolidated financial statements.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Amounts in thousands)
NET INCOME	$5,020	$4,276	$4,508
Other comprehensive income (loss):
Securities available for sale:
Unrealized holding gains (losses) on available-for-sale securities	1,514	350	(1,018)
Tax effect	(583)	(133)	385
Reclassification adjustment for gains realized in income	(20)	(60)	(10)
Tax effect	8	23	3

Net of tax amount	919	180	(640)

Cash flow hedging activities:
Unrealized holding gains (losses) on cash flow hedging activities	240	(139)	—
Tax effect	(92)	53	—
Reclassification adjustment for gains realized in income	(6)	—	—
Tax effect	2	—	—

Net of tax amount	144	(86)	—

Total other comprehensive income (loss)	1,063	94	(640)

Total comprehensive income	$6,083	$4,370	$3,868

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2007, 2006 and 2005

	Common stock				Accumulated other comprehensive income (loss)
			Additional paid-in capital	Retained earnings		Total stockholders' equity
	Shares	Amount
	(Amounts in thousands, except share data)
Balance, January 1, 2005	3,489,249	$3,489	$29,055	$4,531	$(103)	$36,972
Comprehensive income:
Net income	—	—	—	4,508	—	4,508
Other comprehensive loss, net of tax	—	—	—	—	(640)	(640)

Total comprehensive income						3,868

Cash dividends of $.20 per share	—	—	—	(861)	—	(861)
Common stock issued pursuant to:
Exercise of stock options	91,612	92	443	—	—	535
Exercise of warrants	987,812	988	9,384	—	—	10,372

Balance, December 31, 2005	4,568,673	4,569	38,882	8,178	(743)	50,886
Comprehensive income:
Net income	—	—	—	4,276	—	4,276
Other comprehensive income, net of tax	—	—	—	—	94	94

Total comprehensive income						4,370

Stock split effected in the form of a 50% stock dividend	2,284,567	2,284	(2,284)	—	—	—
Cash dividends of $.20 per share	—	—	—	(1,382)	—	(1,382)
Shares repurchased	(23,700)	(24)	(239)	—	—	(263)
Expense recognized in connection with stock options	—	—	375	—	—	375
Common stock issued pursuant to:
Exercise of stock options	178,541	179	733	—	—	912
Tax benefit from the exercise of stock options	—	—	170	—	—	170

Balance, December 31, 2006	7,008,081	7,008	37,637	11,072	(649)	55,068
Comprehensive income:
Net income	—	—	—	5,020	—	5,020
Other comprehensive income, net of tax	—	—	—	—	1,063	1,063

Total comprehensive income						6,083

Cash dividends of $.20 per share	—	—	—	(1,348)	—	(1,348)
Shares repurchased	(540,791)	(541)	(5,539)	—	—	(6,080)
Expense recognized in connection with stock options	—	—	52	—	—	52
Common stock issued pursuant to:
Exercise of stock options	34,998	35	176	—	—	211
Tax benefit from the exercise of stock options	—	—	38	—	—	38

Balance, December 31, 2007	6,502,288	$6,502	$32,364	$14,744	$414	$54,024

See accompanying notes to these consolidated financial statements.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,020	$4,276	$4,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	937	1,072	1,219
Provision for loan losses	1,033	2,612	809
Deferred income taxes	(342)	(938)	559
Gain on sale of investment securities	(20)	(60)	(10)
Other than temporary impairment of non-marketable equity security	76	—	—
Loss on sale of foreclosed real estate	—	144	116
(Gain) loss on disposal of fixed assets	(8)	7	—
Recognition of hedge ineffectiveness	(214)	(10)	—
Decrease in capital lease obligation	(9)	(9)	(8)
Equity compensation expense	52	375	—
Change in assets and liabilities:
Decrease (increase) in accrued interest receivable	298	(506)	(735)
Decrease (increase) in other assets	454	(97)	(723)
Increase (decrease) in accrued expenses and other liabilities	905	(551)	268

NET CASH PROVIDED BY OPERATING ACTIVITIES	8,182	6,315	6,003

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available for sale	(29,799)	(13,299)	(25,574)
Proceeds from sales of securities available for sale	6,460	3,909	2,801
Proceeds from maturities, calls and principal re-payments of securities available for sale	12,823	8,763	11,228
Proceeds from maturities, calls and principal re-payments of securities held to maturity	400	—	—
Net increase in loans from originations and repayments	(23,503)	(39,375)	(25,168)
Purchases of bank premises and equipment	(379)	(326)	(1,867)
Proceeds from sale of bank premises and equipment	8	6	—
Proceeds from sale of foreclosed real estate	249	384	365
Investment in non-marketable equity securities	(316)	(191)	(99)
Redemption of non-marketable equity securities	—	308	143

NET CASH USED BY INVESTING ACTIVITIES	(34,057)	(39,821)	(38,171)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in demand deposits	(28,662)	31,916	17,092
Net increase in time deposits	27,319	23,820	21,644
Proceeds from issuance of common stock	211	912	10,907
Repurchase of common stock	(6,080)	(263)	—
Repayment of Federal Home Loan Bank advances	—	(5,111)	(1,667)
Redemption of long-term debt	(3,608)	—	—
Excess tax benefits from stock options exercised	38	170	—
Cash dividends paid on common stock	(1,348)	(1,382)	(861)
Net increase (decrease) in securities sold under agreement to repurchase and federal funds purchased	16,036	3,740	(14,030)

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,906	53,802	33,085

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,969)	20,296	917
CASH AND CASH EQUIVALENTS, BEGINNING	37,245	16,949	16,032

CASH AND CASH EQUIVALENTS, ENDING	$15,276	$37,245	$16,949

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$15,957	$13,725	$9,047
Income taxes	2,875	3,992	1,572
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Transfer of loans to foreclosed assets	$54	$337	483
Change in unrealized gain (losses) on available-for-sale securities and cash flow hedging activities, net of tax	1,063	94	(640)

See accompanying notes to these consolidated financial statements.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2007, 2006 and 2005

NOTE 1—ORGANIZATION AND OPERATIONS

        In April 2000, American Community Bancshares, Inc. ("Bancshares") was formed as a holding company for American Community Bank. Upon formation, one share of Bancshares' $1 par value common stock was exchanged for each of the then outstanding 1,492,063 shares of American Community Bank's $5 par value common stock. Bancshares currently has no material operations and conducts no business on its own other than owning its wholly owned subsidiary, American Community Bank.

        American Community Bank ("American Community") was incorporated on November 13, 1998 and began banking operations on November 16, 1998. The Bank is engaged in general commercial and retail banking in Union and Mecklenburg Counties of North Carolina and Cherokee and York Counties of South Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

        First National Bank of the Carolinas ("First National") commenced operations on October 18, 1996 and was purchased by Bancshares on April 15, 2004. First National was merged into American Community on April 1, 2006.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying consolidated financial statements include the accounts of American Community Bancshares, Inc. and American Community Bank, together referred to herein as the "Company." All significant inter-company transactions and balances are eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash Equivalents

        For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "cash and due from banks" and "interest-earning deposits with banks."

Investment Securities

        Investment securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Available-for-sale securities are reported at fair value and consist of securities not classified as trading securities or as held-to-maturity securities. Unrealized

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

holding gains and losses on available-for-sale securities, net of deferred income taxes, are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

        Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings.

        Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest on loans is accrued on the unpaid principal balance outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. When doubt exists as to collectability of a loan (typically 90 days delinquent or impaired), the loan is placed on non-accrual status. When a loan is placed on non-accrual status, interest accrued prior to the judgment of uncollectability is charged to income. Loans are returned to an accruing status only as payments are received and when collection of all principal and interest is no longer in doubt. Payments received on such non-accrual loans are applied first to outstanding loan amounts and next as a recovery of lost interest. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Allowance for Loan Losses

        The allowance for loan losses is established as probable losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management's best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is evident. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require American Community Bank to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses.

Foreclosed Real Estate

        Real estate acquired through, or in lieu of, loan foreclosure is held for sale and is initially recorded at the lower of cost or fair value less estimated cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in other expenses.

Bank Premises and Equipment

        Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the shorter of the estimated useful lives of the assets or, for those assets leased under capital leases, the lease term. Estimated useful lives are 35-40 years for buildings and 3 to 7 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Non-marketable equity securities

        As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta ("FHLB"), Bankers Bank, and the Federal Reserve Bank of Richmond. In addition, the Bank also invests in other equity investments for which the stock is not publicly traded. These investments are carried at cost.

Intangible Assets

        The Company's acquisition of FNB Bancshares, Inc. generated goodwill of $9,838,173 and core deposit intangible assets of $854,329. The Company uses a non-amortization approach to account for purchased goodwill. Intangible assets with finite useful lives are amortized over their useful lives. The carrying value of the core deposit intangible asset totaled $458,279, net of amortization of $396,050, as of December 31, 2007. This intangible asset was determined by management to meet the criteria for recognition apart from goodwill and to have a finite life of 8 years. Amortization expense associated with the core deposit intangible asset was $106,800 for the years ended December 31, 2007, 2006, and 2005. In accordance with the Company's estimate of approximate lives of the acquired deposit relationships, an 8 year straight-line amortization schedule has been established for the core deposit intangible assets. Projected amortization expense for the years ending December 31, 2008, 2009, 2010

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and 2011 is $106,800 per year. Projected amortization expense for the year ending December 31, 2012 is $31,079.

        Under generally accepted accounting principles, the Company reviews its amortizable intangible assets for impairment when events or changes in circumstances indicated the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually as of April 15th and on an interim basis when events or circumstances change. Management completed the annual goodwill impairment tests as of April 15, 2007, which indicated that no impairment had occurred. Management does not believe that events and circumstances subsequent to that date indicated that goodwill has been impaired.

Income Taxes

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. It is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes. There were no interest or penalties accrued during the year. The Company's federal and state income tax returns are subject to examination for the years 2004, 2005 and 2006.

Stock Compensation Plans

        Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment", (SFAS No. 123R) which was issued by the FASB in December 2004. SFAS No. 123R revises SFAS No. 123 "Accounting for Stock Based Compensation", and supersedes APB No. 25, "Accounting for Stock Issued to Employees", (APB No. 25) and its related interpretations. SFAS No. 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant date fair value of the award. SFAS No. 123R also amends SFAS No. 95 Statement of Cash Flows, to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

        The Company adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Financial Instruments and Hedging Activities

        In the normal course of business, the Company enters into derivative contracts to manage interest rate risk by modifying the characteristics of the related balance sheet instruments in order to reduce the adverse effect of changes in interest rates. All derivative financial instruments are recorded at fair value in the financial statements.

        On the date a derivative contract is entered into, the Company designates the derivative as a fair value hedge, a cash flow hedge, or a trading instrument. Changes in the fair value of instruments used as fair value hedges are accounted for in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Changes in the fair value of the effective portion of cash flow hedges are accounted for in other comprehensive income rather than earnings. Changes in fair value of instruments that are not intended as a hedge are accounted for in the earnings of the period of the change.

        If a derivative instrument designated as a fair value hedge is terminated or the hedge designation removed, the difference between a hedged item's then carrying amount and its face amount is recognized into income over the original hedge period. Likewise, if a derivative instrument designated as a cash flow hedge is terminated or the hedge designation removed, related amounts accumulated in other accumulated comprehensive income are reclassified into earnings over the original hedge period during which the hedged item affects income.

        The Company formally documents all hedging relationships, including an assessment that the derivative instruments are expected to be highly effective in offsetting the changes in fair values or cash flows of the hedged items.

Comprehensive Income

        Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and hedging activities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The Company's components of accumulated other comprehensive income are unrealized gains (losses) on available-for-sale securities and unrealized gains (losses) on hedging activities.

        At December 31, 2007, accumulated other comprehensive income consisted of net unrealized gains on securities available for sale of $356,000 and net unrealized gains on derivatives of $58,000. At December 31, 2006, accumulated other comprehensive loss consisted of net unrealized losses on securities available for sale of $563,000 and net unrealized losses on derivatives of $86,000.

Per Share Results

        Basic and diluted net income per common share have been computed by dividing net income for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for the stock dividends.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and warrants and are determined using the treasury stock method.

        Basic and diluted net income per share have been computed based upon net income as presented in the accompanying statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	2007	2006	2005
Weighted average number of common shares used in computing basic net income per share	6,779,635	6,913,534	6,364,336
Effect of dilutive stock options and warrants	158,624	257,879	455,187

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	6,938,259	7,171,413	6,819,523

        For the year ended December 31, 2007, there were 90,329 options that were anti-dilutive since the exercise price exceeded the average market price for the year. For the year ended December 31, 2006 there were 93,000 options that were anti-dilutive. For the year ended December 31, 2005 there were no options that were anti-dilutive for the year. Anti-dilutive options are omitted from the calculation of diluted earnings per share.

Segment Reporting

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Company's operations are entirely within the commercial banking segment, and the consolidated financial statements presented herein reflect the results of that segment. The Company has no foreign operations or customers.

Recent Accounting Pronouncements

FIN 48

        The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on January 1, 2007. FIN 48 applies to all "tax positions" within the scope of SFAS 109. This statement requires a "more-likely-than-not" threshold for initial recognition of a tax benefit in the financial statements, and requires measurement of the amount of benefit to be recognized based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. The Company has analyzed its tax positions pursuant to the requirements of FIN 48 and determined that no liability for unrecognized tax

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

benefits is needed. Therefore, the adoption of FIN 48 did not have a material effect on the Company's consolidated financial statements.

FAS 141R

        In December 2007, the FASB issued SFAS 141(R), Business Combinations. SFAS 141(R) will significantly change how entities apply the acquisition method to business combinations. The most significant changes affecting how the Corporation will account for business combinations under this Statement include: the acquisition date will be date the acquirer obtains control; all (and only) identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date; assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date; adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year; acquisition-related restructuring costs that do not meet the criteria in SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, will be expensed as incurred; transaction costs will be expensed as incurred; reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period; and the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS 141(R) will require new and modified disclosures surrounding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and an enhanced goodwill rollforward.

        The Company will be required to prospectively apply SFAS 141(R) to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. For business combinations in which the acquisition date was before the effective date, the provisions of SFAS 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. Management is currently evaluating the effects that SFAS 141(R) will have on the financial condition, results of operations, liquidity, and the disclosures that will be presented in the consolidated financial statements.

FAS 157

        In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, "Fair Value Measurements" ("FASB No. 157"), which enhances existing guidance for measuring assets and liabilities using fair value and requires additional disclosure about the use of fair value for measurement. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of 2008, and is currently evaluating the impact of the adoption of SFAS No. 157 on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAS 159

        In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities. Most of the provisions in SFAS 159 are elective; however, the amendment to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not elect the fair value option as of January 1, 2008 for any of its financial assets or financial liabilities and, accordingly, the adoption of the statement did not have a material impact on the Company's consolidated financial statements.

Reclassifications

        Certain amounts in the 2006 and 2005 consolidated financial statements have been reclassified to conform to the 2007 presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

NOTE 3—INVESTMENT SECURITIES

        The following is a summary of the securities portfolio by major classification at December 31, 2007 and 2006:

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities available for sale:
U. S. Government agencies	$13,635	$341	$10	$13,966
Mortgage-backed securities	49,116	385	196	49,305
State and municipal bonds	10,762	109	44	10,827

	73,513	835	250	74,098
Marketable equity securities	907	7	—	914

Total securities available for sale	$74,420	$842	$250	$75,012

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities held to maturity:
State and municipal bonds	$1,770	$34	$—	$1,804

Total securities held to maturity	$1,770	$34	$—	$1,804

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 3—INVESTMENT SECURITIES (Continued)

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities available for sale:
U. S. Government agencies	$20,202	$44	$117	$20,129
Mortgage-backed securities	37,047	10	835	36,222
State and municipal bonds	6,265	32	42	6,255

	63,514	86	994	62,606
Marketable equity securities	407	5	—	412

Total securities available for sale	$63,921	$91	$994	$63,018

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities held to maturity:
State and municipal bonds	$2,174	$18	$—	$2,192

Total securities held to maturity	$2,174	$18	$—	$2,192

        The amortized cost and fair values of securities (excluding marketable equity securities) at December 31, 2007 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	At December 31, 2007
	Amortized Cost	Fair Value
	(Dollars in thousands)
Due within one year	$3,023	$3,023
Due after one year through five years	2,790	2,794
Due after five years through ten years	21,254	21,612
Due after ten years	48,216	48,473

Total	$75,283	$75,902

        For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

        For the year ended December 31, 2007, proceeds from sales of investment securities available for sale amounted to $6,459,570. Gross realized gains in 2007 from these sales amounted to $19,445. For the years ended December 31, 2006 and 2005, proceeds from sales of investment securities available for sale amounted to $3,908,955 and $2,801,183 respectively. Gross realized gains in 2006 and 2005 from these sales amounted to $60,072 and $10,200, respectively.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 3—INVESTMENT SECURITIES (Continued)

        Available for sale securities, consisting of U. S. government agencies, mortgage-backed securities and state and municipal bonds, with carrying values of $13,095,000 and $6,253,000 at December 31, 2007 and 2006, respectively, were pledged to secure public monies on deposit as required by law. Available for sale securities, consisting of US government agencies and mortgage-backed securities, with carrying values of $18,535,000 and $17,272,000 were pledged to secure securities sold under agreements to repurchase at December 31, 2007 and 2006, respectively.

        The following tables show investment gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The 2007 unrealized losses on investment securities relate to two U.S. Government agency securities, twenty-six mortgage-backed securities, and nine municipal securities. The 2006 unrealized losses on investment securities relate to nine U.S. Government agency securities, thirty-four mortgage-backed securities, and nine municipal securities. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer's ability to honor redemption obligations, none of the securities are deemed to be other than temporarily impaired. The Company has the positive intent and ability to hold until recovery all investment securities with unrealized losses at December 31, 2007.

	2007
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Dollars in thousands)
Securities available for sale:
U.S. government agencies	$—	$—	$2,731	$10	$2,731	$10
Mortgage-backed securities	2,891	12	21,674	184	24,565	196
State and municipal bonds	1,529	19	1,301	25	2,830	44

Total temporarily impaired securities	$4,420	$31	$25,706	$219	$30,126	$250

	2006
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(Dollars in thousands)
Securities available for sale:
U.S. government agencies	$5,920	$27	$9,016	$90	$14,936	$117
Mortgage-backed securities	3,322	3	30,907	832	34,229	835
State and municipal bonds	394	11	1,853	31	2,247	42

Total temporarily impaired securities	$9,874	$41	$41,776	$953	$51,650	$994

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 4—NON-MARKETABLE EQUITY SECURITIES CARRIED AT COST

        The aggregate cost of the Company's cost method investments totaled $2,119,228 at December 31, 2007. The Company periodically evaluates these investments for any impairment which would be deemed other than temporary. As part of its evaluation, the Company determined that the fair value of an investment in a trust company, whose primary shareholders are ten community banks located throughout North Carolina, was less than the original cost of the investment and that the decline in fair value was not temporary in nature. As a result, the Company wrote down its original investment in the trust company of $277,738 by $75,747, to an estimated fair value of $201,991. This write down was recorded as a charge to earnings during the year ended December 31, 2007. This trust company has two common directors with the Company.

        Of the remaining $1,917,237 in equity investments, securities in the Federal Home Loan Bank and Silverton Bank, N.A. amounted to $1,158,000 and $84,237, respectively, at December 31, 2007. Because of the redemption provisions of issuers, the Company estimated that the fair value equaled or exceeded the cost of these investments and the investments were not impaired. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of the remaining $675,000 cost method investments.

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES

        Following is a summary of loans at December 31, 2007 and 2006:

	2007		2006
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate mortgage loans:
1-4 family	$35,680	9.08%	$32,414	8.75%
Commercial mortgage	104,209	26.51%	96,946	26.16%
Construction/development	136,531	34.73%	93,643	25.27%
Home equity lines of credit	34,784	8.85%	24,388	6.58%
Commercial and industrial loans	57,958	14.74%	78,086	21.07%
Loans to individuals	20,010	5.09%	36,782	9.93%
Lease financing, net	3,941	1.00%	8,316	2.24%

Subtotal	393,113	100.00%	370,575	100.00%

Allowance for loan losses	(5,740)		(5,628)
Net unamortized deferred costs	(154)		(144)

Total	$387,219		$364,803

        Loans are primarily made in Union and Mecklenburg Counties, North Carolina and Cherokee and York Counties, South Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

        At December 31, 2007 and 2006, respectively, there were $-0- and $291,000 of loans past due 90 days or more which were still accruing interest. Impaired loans which aggregated $2,477,000 and $1,915,000 and had related allowances for loan losses aggregating $941,000 and $1,135,000 at

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 5—LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

December 31, 2007 and 2006, respectively, consisted primarily of non-accrual loans and leases. There were no impaired loans without an allowance at December 31, 2007 or 2006, respectively. The average recorded investment in impaired loans during the years ended December 31, 2007 and 2006 was $1,565,000 and $1,425,000, respectively. Non-accrual loans did not materially affect interest income for the years ended December 31, 2007, 2006 and 2005.

        The Company has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management's opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their interests are submitted to the board of directors for approval. A summary of loans to directors, executive officers and their related interests follows:

(Dollars in thousands)
Loans to directors and officers as a group at January 1, 2007	$2,600
Disbursements during the year ended December 31, 2007	4,358
Amounts collected during the year ended December 31, 2007	(3,433)

Loans to directors and officers as a group at December 31, 2007	$3,525

        At December 31, 2007, the Company had pre-approved but unused lines of credit totaling $2,036,000 to directors, executive officers and their related interests.

        An analysis of the allowance for loan losses follows:

	2007	2006	2005
	(Dollars in thousands)
Balance at beginning of year	$5,628	$4,331	$3,488

Provision charged to operations	1,033	2,612	809

Charge-offs	1,035	1,350	81
Recoveries	(114)	(35)	(115)

Net charge-offs (recoveries)	921	1,315	(34)

Balance at end of year	$5,740	$5,628	$4,331

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 6—BANK PREMISES AND EQUIPMENT

        Following is a summary of bank premises and equipment at December 31, 2007 and 2006:

	2007	2006
	(Dollars in thousands)
Land	$1,668	$1,668
Buildings and leasehold improvements	7,192	7,129
Furniture and equipment	4,095	3,895

	12,955	12,692
Accumulated depreciation and amortization	(4,261)	(3,587)

Total	$8,694	$9,105

        Depreciation and amortization expense amounting to $791,000, $868,000 and $874,000 for the years ended December 31, 2007, 2006 and 2005, respectively, is included in occupancy and equipment expense.

NOTE 7—DEPOSITS

        Time deposits in denominations of $100,000 or more were $143,732,000 and $121,901,000 at December 31, 2007 and 2006, respectively. Brokered deposits totaled $12,001,000 and $8,628,000 at December 31, 2007 and 2006, respectively.

        At December 31, 2007, the scheduled maturities of certificates of deposit were as follows:

	Less than $100,000	$100,000 or more	Total
	(Dollars in thousands)
2008	$100,139	$128,466	$228,605
2009	6,629	10,132	16,761
2010	1,554	3,433	4,987
2011	476	438	914
2012	747	1,263	2,010
Thereafter	—	—	—

Total	$109,545	$143,732	$253,277

NOTE 8—BORROWINGS

        Borrowings consist of advances from the Federal Home Loan Bank of Atlanta, securities sold under agreements to repurchase, federal funds purchased, junior subordinated debt and obligations under a capitalized lease for the Bank's main office facility.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 8—BORROWINGS (Continued)

        The following table provides a summary of our borrowings:

	2007	2006
	(Dollars in thousands)
Short-term borrowings
Repurchase agreements	$18,193	$15,473
Federal funds sold	13,316	—

	$31,509	$15,473

Long-term debt
FHLB advances	$6,000	$6,000
Capitalized lease obligation	1,685	1,694
Junior subordinated debentures	10,310	13,918

	$17,995	$21,612

        At December 31, 2007 and 2006, Federal Home Loan Bank advances were as follows:

	Call Feature	Amount	Rate
		(Dollars in thousands)
Due on July 16, 2012	Callable quarterly	$1,000	3.90% Fixed
Due on February 25, 2013	Callable quarterly	5,000	3.45% Fixed

Total FHLB borrowings/ weighted average rate		$6,000	3.53%

        Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock of $1,158,000, qualifying first mortgage loans and qualifying commercial real estate. The balance of qualifying first mortgage loans and qualifying commercial real estate as of December 31, 2007 was approximately $13,459,000. This agreement with the FHLB provides for a line of credit up to 15% of the Bank's assets.

        The Company also had unused lines of credit totaling $16.2 million from correspondent banks at December 31, 2007 and 2006.

        Federal funds purchased and securities sold under agreements to repurchase, which generally mature 1 to 4 days from the transaction date, at December 31, 2007 and 2006 are summarized below:

	2007	2006
	(Dollars in thousands)
Outstanding balance at December 31	$31,509	$15,473
Year-end weighted average rate	3.61%	3.69%
Average outstanding during the year	21,317	14,667
Average rate for the year	3.71%	3.51%
Maximum outstanding at any month-end during the year	31,509	19,430

        Available for sale securities, consisting of US government agencies and mortgage-backed securities, with carrying values of $18,535,000 and $17,272,000 were pledged to secure securities sold under

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 8—BORROWINGS (Continued)

agreements to repurchase at December 31, 2007 and 2006, respectively and are held at an independent correspondent bank.

NOTE 9—LEASES

Operating Leases

        The Company has entered into non-cancelable operating leases for the land on which its main office is located and for other branch facilities and equipment. These leases have terms from five to thirty years. In 2002, the Company entered into a sale-leaseback arrangement. Under the arrangement, the Company sold its Marshville branch property and leased it back for a period of ten years with two renewal options for five years each. The leaseback has been accounted for as an operating lease. The gain of $147,156 realized in this transaction has been deferred and is being amortized to income in proportion to rental expense over the term of the lease. Future rentals under these leases are as follows:

(Dollars in thousands)
2008	$782
2009	770
2010	497
2011	352
2012	279
2013 - thereafter	2,089

Total	$4,769

        Total rent expense under operating leases was approximately $790,000, $783,000 and $721,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Capital Lease Obligation

        The Company leases its main office facility under a capital lease. Leases that meet the criteria for capitalization are recorded as assets and the related obligations are reflected as capital lease obligations on the accompanying balance sheets. Amortization of property under capital lease is included in depreciation expense. Included in premises and equipment at December 31, 2007 and 2006 is $1.7 million as the capitalized cost of the Company's main office and accumulated amortization of $349,000 and $305,000 at December 31, 2007 and 2006, respectively.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 9—LEASES (Continued)

        At December 31, 2007, aggregate future minimum lease payments due under this capital lease obligation are as follows:

(Dollars in thousands)
2008	$148
2009	148
2010	158
2011	158
2012	158
2013 - 2029	3,043

Total minimum lease payments	3,813
Less amount representing interest	(2,128)

Present value of net minimum lease payments	$1,685

        Both the land lease and capital leases for the Company's main office discussed above are leased from a former director. Prior to the main facility being completed in November 2000, the Company leased land for its temporary banking facility from that same director. In addition, the Marshville facility is leased from another former director. In January 2003, the Company signed an operating lease for a new branch facility in Mint Hill, North Carolina, with a former director. The lease has an initial term of ten years with two renewal options for five years each. Total lease payments of $476,000, $495,000, and $457,000 were paid to these former directors under these leases during 2007, 2006 and 2005, respectively.

NOTE 10—JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES

        On December 31, 2001 and March 1, 2002, $2.0 million and $1.5 million, respectively, of trust preferred securities were placed through American Community Capital Trust I ("Capital Trust I"). The preferred securities paid cumulative cash distributions quarterly at an annual rate of 9%. The dividends paid to holders of the capital trust preferred securities, which were recorded as interest expense, were deductible for income tax purposes. The quarterly distributions could, at the option of the Company, be deferred up to five years. The preferred securities issued in 2001 and 2002 were redeemable on March 1, 2007 or afterwards at the par of $1,000 per share. These shares were redeemed on March 9, 2007.

        On December 15, 2003, $10.0 million of trust preferred securities were placed through American Community Capital Trust II, Ltd. ("Capital Trust II"). The preferred securities pay cumulative cash distributions quarterly at a rate priced off 90-day LIBOR plus 280 basis points. The dividends paid to holders of the capital trust preferred securities, which will be recorded as interest expense, are deductible for income tax purposes. The preferred securities issued in 2003 are redeemable on December 15, 2008 or afterwards at par. Redemption is mandatory at December 15, 2033. The proceeds of the preferred securities were invested by Capital Trust II in $10.0 million principal amount of junior subordinated debentures of the Company due December 15, 2033.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 10—JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES (Continued)

        The Company fully and unconditionally guarantees the preferred securities through the combined operation of the debentures and other related documents. The Company's obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. A portion of the preferred securities qualify as Tier 1 capital for regulatory capital purposes.

        A description of the Junior Subordinated Debentures outstanding is as follows:

					Principal Amount
	Date of Issuance	Shares Issued	Interest Rate	Maturity Date
Issuing Entity					2007	2006
					(Dollars in thousands)
American Community Capital Trust I	12/31/2001	2,000	9.00%	03/01/2032	$—	$2,062
American Community Capital Trust I	03/01/2002	1,500	9.00%	03/01/2032	—	1,546
American Community Capital Trust II, Ltd.	12/15/2003	10,000	6.82%	12/15/2033	10,310	10,310

Total					$10,310	$13,918

NOTE 11—OTHER CONTRACTS

        The Company entered into non-cancelable contracts with third parties for data processing services. The future minimum payments required under these contracts for the years ending December 31, 2010 are as follows:

(Dollars in thousands)
2008	$560
2009	597
2010	635

Total	$1,792

        The above future payments are based upon the anticipated future growth of the Company and can therefore vary from the above estimates in any year.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 12—INCOME TAXES

        The significant components of the provision for income taxes for the periods ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(Dollars in thousands)
Current tax provision:
Federal	$2,712	$2,899	$1,657
State	499	479	423

	3,211	3,378	2,080

Deferred tax provision (benefit):
Federal	(314)	(848)	557
State	(28)	(90)	2

	(342)	(938)	559

Provision for income taxes	$2,869	$2,440	$2,639

        The difference between the provision for income taxes and the amounts determined by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2007	2006	2005
	(Dollars in thousands)
Income tax expense computed at statutory rate of 34%	$2,682	$2,283	$2,430
Effect of state income taxes	311	257	280
Tax exempt interest	(142)	(102)	(75)
Other	18	2	4

Net provision for income taxes	$2,869	$2,440	$2,639

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 12—INCOME TAXES (Continued)

        Significant components of deferred taxes at December 31, 2007 and 2006 are as follows:

	2007	2006
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan losses	$1,921	$1,920
Capital lease	129	115
Deferred gain on sale-leaseback	22	27
Income from deferred data processing payment	43	57
Nondeductible accrued expenses	18	6
Stock compensation expense	143	123
Interest rate hedges	—	54
Net unrealized losses on available-for-sale securities	—	339
Other	44	43

Total deferred tax assets	2,320	2,684

Deferred tax liabilities:
Premises and equipment	(144)	(95)
Leased property	(368)	(631)
Core deposit intangible	(177)	(218)
Prepaid expenses	(57)	(111)
Interest rate hedges	(36)	—
Net unrealized gains on available-for-sale securities	(236)	—
Other	(2)	(6)

Total deferred tax liabilities	(1,020)	(1,061)

Net deferred tax assets	$1,300	$1,623

NOTE 13—OTHER NON-INTEREST EXPENSE

        The major components of other non-interest expense for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(Dollars in thousands)
Postage, printing and office supplies	$280	$340	$429
Advertising and promotion	195	189	274
Travel, meals, dues and subscriptions	265	225	200
Telephone	235	150	171
Data processing and technology	953	835	537
Professional fees and contracted services	1,280	1,027	965
Other	1,323	1,337	1,277

Total	$4,531	$4,103	$3,853

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 14—REGULATORY MATTERS

        The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        The primary sources of funds for the payment of dividends by American Community Bancshares, Inc. are interest and dividends received from its subsidiary, American Community Bank, combined with the proceeds from stock sold by the Company. American Community, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure a bank's financial soundness.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and its bank subsidiary to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Company and the Bank met all capital adequacy requirements to which they are subject.

        As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized American Community Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 14—REGULATORY MATTERS (Continued)

        The Company's and the Bank's actual capital amounts and ratios as of December 31, 2007 and 2006 are presented in the following table.

	Actual		Minimum For Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
December 31, 2007:
Total Capital to Risk
Weighted Assets:
Consolidated	$58,798	14.24%	$33,040	8.00%	$	N/A	N/A
American Community Bank	47,012	11.42%	32,940	8.00%		41,175	10.00%
Tier 1 Capital to Risk
Weighted Assets:
Consolidated	53,625	12.98%	16,520	4.00%		N/A	N/A
American Community Bank	41,862	10.17%	16,470	4.00%		20,587	5.00%
Tier 1 Capital to
Average Assets:
Consolidated	53,625	11.02%	19,461	4.00%		N/A	N/A
American Community Bank	41,862	8.58%	19,515	4.00%		24,394	5.00%

	Actual		Minimum For Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
December 31, 2006:
Total Capital to Risk
Weighted Assets:
Consolidated	$64,194	16.18%	$31,748	8.00%	$	N/A	N/A
American Community Bank	46,279	11.74%	31,524	8.00%		39,405	10.00%
Tier 1 Capital to Risk
Weighted Assets:
Consolidated	59,231	14.93%	15,874	4.00%		N/A	N/A
American Community Bank	41,345	10.49%	15,762	4.00%		19,702	5.00%
Tier 1 Capital to
Average Assets:
Consolidated	59,231	12.88%	18,401	4.00%		N/A	N/A
American Community Bank	41,345	9.04%	18,289	4.00%		22,861	5.00%

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 15—COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET RISK

        The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

        A summary of the contract amounts of the Company's exposure to off-balance sheet credit risk as of December 31, 2007 is as follows:

        Financial instruments whose contract amounts represent credit risk:

(Dollars in thousands)
Capital South II Partnership investment commitment	$125
Capital South II Partnership investment commitment	700
Standby letters of credit	2,908
Commitments to extend credit	7,488
Undisbursed lines of credit	63,205
Undisbursed portion of construction loans	34,147

        In the normal course of business, the Company is involved in various legal proceedings. The amount of any liability that may result from those proceedings in which the Company is currently involved is expected to be immaterial to the consolidated financial position.

NOTE 16—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

        Financial instruments for which fair value disclosures are required include cash and due from banks, interest-earning deposits with banks, investment securities, loans, Federal Home Loan Bank and Bankers Bank stock, accrued interest, deposits, borrowings, securities sold under agreements to repurchase, and junior subordinated debentures. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 16—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks and Interest-earning Deposits with Banks

        The carrying amounts for cash and due from banks and interest-earning deposits with banks approximate fair value because of the short maturities of those instruments.

Investment Securities

        Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

        The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Non-marketable Equity Securities

        The carrying value of non-marketable equity securities approximates fair value.

Accrued Interest Receivable and Payable

        The carrying amount is a reasonable estimate of fair value.

Deposits

        The fair value of demand deposits, savings, money market, and NOW accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

Borrowings, Securities Sold Under Agreements to Repurchase, Federal Funds Purchased and Junior Subordinated Debentures

        The fair values of borrowings and fixed rate junior subordinated debentures are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements. Short-term borrowings, including securities sold under agreements to repurchase and federal funds purchased, are carried at approximate fair value because of the short maturities of those instruments.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 16—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Financial Instruments with Off-Balance Sheet Risk

        With regard to financial instruments with off-balance sheet risk discussed in Note 15, it is not practicable to estimate the fair value of future financing commitments. The large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value for these financial instruments is considered to be immaterial.

        The carrying amounts and estimated fair values of the Company's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2007 and 2006:

	2007		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in thousands)
Financial assets:
Cash and due from banks	$14,346	$14,346	$19,950	$19,950
Interest-earning deposits with banks	930	930	17,295	17,295
Securities available for sale	75,012	75,012	63,018	63,018
Securities held to maturity	1,770	1,804	2,174	2,192
Loans	387,219	395,458	364,803	371,296
Accrued interest receivable	2,640	2,640	2,938	2,938
Non-marketable equity securities	2,119	2,119	1,879	1,879
Financial liabilities:
Deposits	399,794	377,164	401,137	398,483
Short-term borrowings	31,509	31,509	15,473	15,473
Long-term debt	17,995	18,186	21,612	21,392
Accrued interest payable	898	898	661	661

NOTE 17—EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Retirement Plan

        The Company has adopted a 401(k) retirement plan that covers all eligible employees. The Company matches contributions of up to 3.0% of each employee's salary. Expenses totaled $105,000, $99,000 and $87,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Employment Agreement

        The Company has entered into employment agreements with certain officers to ensure a stable and competent management base. These agreements provide for terms ranging from three to five years, with automatic extension for an additional year at the end of the initial term and annually thereafter. The agreements provide for benefits as provided in the contract and cannot be terminated by the board of directors, except for cause, without prejudicing the officer's right to receive certain vested rights, including compensation. In the event of a change in control of the Company and in certain other

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 17—EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

events, as defined in the agreements, the Company or any successor to the Company will be bound to the terms of the contracts.

Supplemental Executive Retirement Plan

        In July 2007, the Bank established a Supplemental Executive Retirement Plan, which is a nonqualified plan that provides additional retirement benefits to the Bank's chief executive officer. The accrued liability related to this plan was approximately $53,000 at December 31, 2007. The Plan was funded in February, 2008.

NOTE 18—STOCK COMPENSATION PLANS

        Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (revised 2004), "Share-Based Payment," ("SFAS No. 123R") which was issued by the Financial Accounting Standards Board ("FASB") in December 2004. SFAS No. 123R revises SFAS No. 123 "Accounting for Stock Based Compensation," and supersedes APB No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and its related interpretations. SFAS No.123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95 "Statement of Cash Flows," to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

        The Company adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

        The Company has five share-based compensation plans in effect at December 31, 2007. The compensation cost that has been charged against income for those plans was approximately $52,000 and $375,000 for the years ended December 31, 2007 and 2006, respectively. The Company recorded a deferred tax benefit in the amount of $20,000 and $123,000 related to share-based compensation during the years ended December 31, 2007 and 2006, respectively.

        In 1999, the Company implemented the 1999 Incentive Stock Option Plan which authorized the board of directors to grant up to 246,191 of stock options (as adjusted for stock dividends) to employees and officers of the Company and the 1999 Non-statutory Stock Option Plan which authorized the board of directors to grant up to 246,191 of non-qualified stock options to directors. Options granted under the 1999 Stock Option Plans have a term of up to ten years from the date of grant. Vesting of options is determined at the time of grant and ranges from immediate to five years.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 18—STOCK COMPENSATION PLANS (Continued)

Options under these plans must be granted at a price not less than the fair market value at the date of grant.

        In 2001, the Company implemented the 2001 Incentive Stock Option Plan which authorized the board of directors to grant up to 210,300 of stock options (as adjusted for stock dividends) to employees and officers of the company. Options granted under the 2001 Stock Option Plan have a term of up to ten years from the date of grant. These options have a five year vesting period. Options under this plan must be granted at a price not less than the fair market value at the date of grant.

        In 2002, the Company implemented the 2002 Non-statutory Stock Option Plan which authorized the board of directors to grant up to 37,500 stock options (as adjusted for stock dividends) to directors of the Company. Options granted under the 2002 Non-Statutory Stock Option Plans have a term of up to ten years from the date of grant. Vesting of options is three years. Options under this plan must be granted at a price not less than the fair market value at the date of grant.

        In 2004, the Company acquired FNB Bancshares, Inc. ("First National"). First National had two stock option plans, the 1997 Incentive Stock Option Plan and the 1997 Non-statutory Stock Option Plan. At the acquisition date the plans had 133,162 and 160,577 options outstanding, respectively, which vested immediately.

Stock Options

        The fair market value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Company granted 15,000 stock options for the year ended December 31, 2007 with a weighted average fair value of $3.98 per option and 98,000 stock options for the year ended December 31, 2006 with a weighted average fair value of $4.52 per option. No options were granted for the year ended December 31, 2005.

        Assumptions in estimating option values:

	2007	2006	2005
Risk-free interest rate	4.08%	4.83%	—
Dividend yield	1.77%	1.54%	—
Volatility	21.04%	30.24%	—
Expected life	7 years	7 years	—

        The risk-free interest rate is based upon a U.S. Treasury instrument with a life that is similar to the expected life of the option grant. Expected volatility is based upon the historical volatility of the Company based upon the previous seven years trading history. The expected term of the options is based upon the average life of previously issued stock options. The expected dividend yield is based upon current yield on date of grant. No post-vesting restrictions exist for these options.

        At December 31, 2007, there were 471,466 exercisable options with a weighted average exercise price of $6.62. At December 31, 2006, there were 487,893 exercisable options with a weighted average exercise price of $6.52. Of the total options outstanding at December 31, 2007 and 2006, the remaining average contractual lives were 3.44 and 4.28 years, respectively.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 18—STOCK COMPENSATION PLANS (Continued)

        A summary of option activity under the stock option plans as of December 31, 2007 and 2006, and changes during the year ended December 31, 2007 and 2006 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	643,131	$5.57
Exercised	(178,541)	5.11
Authorized	—	—
Forfeited	(1,506)	8.81
Granted	98,000	12.92

Outstanding at December 31, 2006	561,084	$7.00	4.28 years	$2,268,658
Exercised	(34,998)	6.03
Authorized	—	—
Forfeited	(11,000)	10.77
Granted	15,000	11.73

Outstanding at December 31, 2007	530,086	$7.12	3.44 years	$1,636,043

Exercisable at December 31, 2007	471,466	$6.62	2.88 years	$1,618,617

        For the years ended December 31, 2007, 2006 and 2005 the intrinsic value of options exercised was approximately $191,000, $1,163,000, and $974,000, respectively.

        The fair value of stock options vested over the years ended December 31, 2007, 2006 and 2005 was $52,000, $375,000, and $51,000, respectively.

        As of December 31, 2007, there was $163,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all of the Company's stock benefit plans. That cost is expected to be recognized over a weighted-average period of 1.56 years.

        The Company funds the option shares from authorized but unissued shares. Company policy does allow option holders to exercise options with seasoned shares.

        The actual tax benefit in stockholders equity realized for the tax deductions from option exercise of the share-based payment arrangements totaled $38,000 and $170,000 for the years ended December 31, 2007 and 2006, respectively.

        The adoption of SFAS 123R and its fair value compensation cost recognition provisions are different from the non-recognition provisions under SFAS 123 and the intrinsic value method for

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 18—STOCK COMPENSATION PLANS (Continued)

compensation cost allowed by APB 25. The effect (increase/(decrease)) of the adoption of SFAS 123R for the year ended December 31, 2007 is as follows:

	2007	2006
	(In thousands except per share data)
Income before income tax expense	$(52)	$(375)
Net income	(52)	(260)
Cash flow from operating activities	(38)	(170)
Cash flow provided by financing activities	38	170
Basic earnings per share	(0.01)	(0.04)
Diluted earnings per share	(0.01)	(0.04)

        The following illustrates the effect on net income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to the prior years ended December 31, 2005:

2005
(In thousands except per share data)
Net income, as reported	$4,508
Add: Stock-based employee compensation expense included in the reported net income, net of related income taxes	—
Less: Stock-based employee compensation expense determined under fair value based method of all awards, net of related income taxes	(51)

Proforma net income	$4,457

Earnings per share—basic, as reported	$0.71
Earnings per share—basic, pro forma	0.70
Earnings per share—diluted, as reported	0.66
Earnings per share—diluted, pro forma	0.65

NOTE 19—DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

        In the normal course of business, the Company enters into derivative contracts to manage interest rate risk by modifying the characteristics of the related balance sheet instruments in order to reduce the adverse effect of changes in interest rates. All derivative financial instruments are recorded at fair value in the consolidated financial statements.

        On the date a derivative contract is entered into, the Company designates the derivative as a fair value hedge, a cash flow hedge, or a trading instrument. Changes in the fair value of instruments used as fair value hedges are accounted for in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Changes in the fair value of the effective portion of cash flow hedges are accounted for in other comprehensive income rather than earnings. Changes in

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 19—DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

fair value of instruments that are not intended as a hedge are accounted for in the earnings of the period of the change.

        If a derivative instrument designated as a fair value hedge is terminated or the hedge designation removed, the difference between a hedged item's then carrying amount and its face amount is recognized into income over the original hedge period. Likewise, if a derivative instrument designated as a cash flow hedge is terminated or the hedge designation removed, related amounts accumulated in other accumulated comprehensive income are reclassified into earnings over the original hedge period during which the hedged item affects income.

        As of December 31, 2007, the Company had two derivative instruments with notional amounts of $30.0 million and $15.0 million, respectively. Both derivative instruments consist of an interest rate floor contract that is used to protect certain designated variable rate loans from the downward effects of their repricing in the event of a decreasing rate environment for a period of three years ending in February 2009 and June 2009, respectively. If the prime rate falls below 7.25% during the term of the first contract, the Company will receive payments based on the $30.0 million notional amount times the difference between 7.25% and the daily weighted average prime rate for the quarter. No payments will be received by the Company if the weighted average prime rate is 7.25% or higher. The Company paid a premium of $228,000 on this contact, which is being amortized over the three-year term of the contract. On the second floor, if the prime rate falls below 7.75% during the term of this contract, the Company will receive payments based on the $15.0 million notional amount times the difference between 7.75% and the weighted average prime rate for the quarter. No payments will be received by the Company if the weighted average prime rate is 7.75% or higher. The Company paid a premium of $95,250 on this contract. Total payments received on the 7.75% floor were $3,229 during 2007. The interest rate floors are carried at a fair market value of $532,319 and are included in other assets as of December 31, 2007.

        As of March 31, 2007 the $15.0 million, 7.75% interest rate floor contract no longer qualified as a cash flow hedge and the hedge designation was removed. As a result, amounts accumulated in the other accumulated comprehensive income of approximately $6,000 at the beginning of the year were reclassified into earnings during the first quarter of 2007. Changes in fair value of the 7.75% interest rate floor are now accounted for in earnings for the period of the change. Changes in fair value of the remaining hedged instrument on the 7.25% floor that are deemed effective are still offset in other comprehensive income net of tax while the ineffective portion of the hedge is recorded to other income. For the year ended December 31, 2007, the Company recorded a $144,000 gain, net of tax in other comprehensive income for the effective portion of the 7.25% floor. The Company recorded a $205,000 gain in other income during the year ended December 31, 2007 for the change in fair value of the 7.75% interest rate floor, and a $9,250 gain in other income for the ineffective portion of the 7.25% hedged instrument. For the year ended December 31, 2006 the Company recorded a $10,000 gain in other income for the ineffective portions of the 7.25% and 7.75% hedged instruments., and a $86,000 loss, net of tax in other comprehensive income for the effective portion of the floors.

NOTE 20—SALE OF COMMON STOCK AND EXERCISE OF WARRANTS

        The Company completed the sale of 1,000,500 units, which consisted of one share of common stock and one warrant to buy one share of common stock, at $9.00 per share on April 29, 2002.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 20—SALE OF COMMON STOCK AND EXERCISE OF WARRANTS (Continued)

Expenses associated with the sale amounted to $1,016,001 resulting in net proceeds from the offering of $7,988,499. The warrants entitled the holder to purchase one share of common stock at $10.50 per share and expired on April 30, 2005. As a result of warrants exercised in 2005 and 2004, 999,012 common shares were issued and total capital received was $10,489,626.

NOTE 21—PARENT COMPANY FINANCIAL DATA

        Following are condensed financial statements of American Community Bancshares, Inc. as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005:

Condensed Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
	(Dollars in thousands)
Assets:
Cash and due from banks	$16	$56
Interest earning deposits with banks	8,757	14,143
Investment in securities available for sale	904	403
Investment in American Community Bank	52,571	51,101
Investment in American Community Capital Trust I	—	108
Investment in American Community Capital Trust II, Ltd.	310	310
Other assets	1,981	2,865

Total Assets	$64,539	$68,986

Liabilities and Stockholders' Equity:
Liabilities:
Due to American Community Capital Trust I	$—	$3,608
Due to American Community Capital Trust II, Ltd.	10,310	10,310
Other liabilities	205	—

Total Liabilities	10,515	13,918

Stockholders' Equity:
Common stock	6,502	7,008
Additional paid-in capital	32,364	39,921
Retained earnings	14,744	8,787
Accumulated other comprehensive income (loss)	414	(648)

Total stockholders' equity	54,024	55,068

Total Liabilities and Stockholders' Equity	$64,539	$68,986

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 21—PARENT COMPANY FINANCIAL DATA (Continued)

Condensed Statements of Operations
Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Dollars in thousands)
Interest income:
Dividends from subsidiaries	$4,999	$—	$—
Interest-earning deposits with banks	571	944	811

Total interest income	5,570	944	811

Interest expense:
Junior subordinated debentures issued to American Community Capital Trust I and II	906	1,149	965

Non-interest income:
Equity in undistributed earnings of American Community Bank	317	4,424	4,645

Non-interest expense:
Professional fees	34	14	42
Other	80	22	27

Total non-interest expense	114	36	69

Income before taxes	4,867	4,183	4,422
Income tax benefit	(153)	(93)	(86)

Net income	$5,020	$4,276	$4,508

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 21—PARENT COMPANY FINANCIAL DATA (Continued)

Condensed Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$5,020	$4,276	$4,508
Equity in undistributed earnings of subsidiaries	(317)	(4,424)	(4,645)
Decrease (increase) in other assets	884	(1,321)	(1,288)
Increase in other liabilities	205	—	—

Net cash provided (used) by operating activities	5,792	(1,469)	(1,425)

Cash flows from investing activities:
Redemption of Capital Trust I stock	108	—	—
Investment in securities available for sale	(501)	—	—
Investment in American Community Bank	—	—	(500)

Net cash used by investing activities	(393)	—	(500)

Cash flows from financing activities:
Repayment of advances from subsidiaries	—	—	440
Redemption of junior subordinated deferrable interest debentures	(3,608)	—	—
Repurchase of common stock	(6,080)	(263)	—
Proceeds from issuance of common stock	211	912	10,907
Cash dividends paid on common stock	(1,348)	(1,382)	(861)

Net cash provided (used) by financing activities	(10,825)	(733)	10,486

Increase (decrease) in cash and cash equivalents	(5,426)	(2,202)	8,561
Cash and cash equivalents, beginning	14,199	16,401	7,840

Cash and cash equivalents, ending	$8,773	$14,199	$16,401

NOTE 22—STOCK SPLIT

        On January 25, 2006, the Company declared a three-for-two stock split in the form of a 50% stock dividend to shareholders of record on February 7, 2006 and payable on February 21, 2006. All references to net income per share and weighted average shares outstanding have been adjusted for the effect of this stock split.

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 23—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        The following table sets forth, for the periods indicated selected information from our consolidated quarterly financial information. This information is derived from our unaudited financial statements, which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods.

	Year Ended December 31, 2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands except per share data)
Interest income	$8,737	$9,070	$8,921	$8,698
Interest expense	4,068	4,225	4,001	3,899

Net interest income	4,669	4,845	4,920	4,799
Provision for loan losses	471	156	231	183

Net interest income after provision for loan loss	4,198	4,689	4,689	4,616
Gain on sale of securities	—	2	—	17
Non-interest income	901	959	722	714
Total non-interest expense	3,361	3,449	3,482	3,326

Income before income taxes	1,738	2,201	1,929	2,021
Provision for income taxes	626	801	707	735

Net income	$1,112	$1,400	$1,222	$1,286

Net income per share
Basic	$0.17	$0.21	$0.18	$0.18
Diluted	0.17	0.20	0.17	0.18
Common stock price
High	$12.84	$12.50	$12.30	$12.69
Low	9.19	10.15	10.87	10.60

AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

NOTE 23—QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (Continued)

	Year Ended December 31, 2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands except per share data)
Interest income	$8,754	$8,320	$7,932	$7,328
Interest expense	3,898	3,646	3,180	2,797

Net interest income	4,856	4,674	4,752	4,531
Provision for loan losses	143	1,529	668	272

Net interest income after provision for loan loss	4,713	3,145	4,084	4,259
Gain on sale of securities	—	35	—	25
Non-interest income	795	827	869	802
Total non-interest expense	3,261	3,105	3,449	3,023

Income before income taxes	2,247	902	1,504	2,063
Provision for income taxes	822	290	572	756

Net income	$1,425	$612	$932	$1,307

Net income per share
Basic	$0.20	$0.09	$0.14	$0.19
Diluted	0.20	0.09	0.13	0.18
Common stock price
High	$11.71	$12.23	$13.49	$13.73
Low	11.00	11.18	12.04	12.14

Financial Information

AMERICAN COMMUNITY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2008 (Unaudited)	December 31, 2007*
	(In thousands)
ASSETS
Cash and due from banks	$15,968	$14,346
Interest-earning deposits with banks	8,720	930
Investment securities available for sale, at fair value	71,770	75,012
Investment securities held to maturity, at cost	1,768	1,770
Loans	421,141	392,959
Allowance for loan losses	(7,316)	(5,740)

NET LOANS	413,825	387,219
Accrued interest receivable	2,173	2,640
Bank premises and equipment, net	7,293	8,694
Foreclosed assets	77	—
Non-marketable equity securities	2,980	2,119
Goodwill	9,838	9,838
Other assets	6,433	3,027

TOTAL ASSETS	$540,845	$505,595

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Demand—non-interest bearing	$50,693	$54,459
Savings	16,613	24,181
Money market and NOW	72,248	67,877
Time	289,730	253,277

TOTAL DEPOSITS	429,284	399,794
Short-term borrowings	19,931	31,509
Long-term debt	37,990	17,995
Accrued expenses and other liabilities	2,142	2,273

TOTAL LIABILITIES	489,347	451,571

Stockholders' Equity
Preferred stock, no par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $1 par value, 9,000,000 shares authorized; 6,574,600 and 6,502,288 issued and outstanding, respectively	6,575	6,502
Additional paid-in capital	32,785	32,364
Retained earnings	12,040	14,744
Accumulated other comprehensive income	98	414

TOTAL STOCKHOLDERS' EQUITY	51,498	54,024

Commitments (Note 2)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$540,845	$505,595

*
Derived from audited consolidated financial statements

See accompanying notes

AMERICAN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three and Nine Months Ended September 30, 2008 and 2007

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(In thousands, except share and per share data)
INTEREST INCOME
Loans	$6,619	$7,976	$20,369	$23,661
Investments	947	949	2,921	2,504
Interest-earning deposits with banks	6	145	39	524

TOTAL INTEREST INCOME	7,572	9,070	23,329	26,689

INTEREST EXPENSE
Money market, NOW and savings deposits	258	568	770	1,783
Time deposits	2,780	3,132	8,759	8,802
Short-term borrowings	139	223	406	579
Long-term borrowings	391	302	1,135	961

TOTAL INTEREST EXPENSE	3,568	4,225	11,070	12,125

NET INTEREST INCOME	4,004	4,845	12,259	14,564
PROVISION FOR LOAN LOSSES	1,441	156	2,163	570

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,563	4,689	10,096	13,994

NON-INTEREST INCOME
Service charges on deposit accounts	593	617	1,792	1,806
Mortgage operations	43	70	224	243
Gain on investment securities	—	2	—	19
Gain (loss) on derivative	(4)	138	120	82
Loss on SERP investment	(397)	—	(487)	—
Other	51	134	197	340

TOTAL NON-INTEREST INCOME	286	961	1,846	2,490

NON-INTEREST EXPENSE
Salaries and employee benefits	1,873	1,768	5,255	5,169
Occupancy and equipment	566	560	1,764	1,689
Other than temporary impairment of non-marketable equity securities	2,753	—	2,753	76
Professional fees	320	316	935	934
Merger costs	399	—	399	—
Other	789	805	2,409	2,465

TOTAL NON-INTEREST EXPENSE	6,700	3,449	13,515	10,333

INCOME (LOSS) BEFORE INCOME TAXES	(3,851)	2,201	(1,573)	6,151
INCOME TAXES (BENEFIT)	(653)	801	151	2,243

NET INCOME (LOSS)	$(3,198)	$1,400	$(1,724)	$3,908

NET INCOME (LOSS) PER COMMON SHARE
BASIC	$(0.49)	$0.21	$(0.26)	$0.57

DILUTED	(0.49)	0.21	(0.26)	0.56

DIVIDENDS DECLARED PER COMMON SHARE	$0.05	$0.05	$0.15	$0.15

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
BASIC	6,561,132	6,635,709	6,538,950	6,873,101

DILUTED	6,561,132	6,799,753	6,538,950	7,037,052

See accompanying notes

AMERICAN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

Three and Nine Months Ended September 30, 2008 and 2007

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
NET INCOME (LOSS)	$(3,198)	$1,400	$(1,724)	$3,908
Other comprehensive income (loss):
Securities available for sale:
Unrealized holding losses on securities available for sale	3,440	937	2,608	410
Tax effect	(1,326)	(360)	(1,005)	(158)
Reclassification adjustment for losses realized in income	(2,694)	(2)	(2,694)	(19)
Tax effect	667	1	667	7

Net of tax amount	87	576	(424)	240

Cash flow hedging activities:
Unrealized holding gains (losses) on cash flow hedging activities	(49)	148	236	119
Tax effect	19	(57)	(91)	(46)
Reclassification adjustment for gains realized in income	(12)	—	(60)	(6)
Tax effect	5	—	23	2

Net of tax amount	(37)	91	108	69

Total other comprehensive income (loss)	50	667	(316)	309

TOTAL COMPREHENSIVE INCOME (LOSS)	$(3,148)	$2,067	$(2,040)	$4,217

See accompanying notes

AMERICAN COMMUNITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Nine Months Ended September 30, 2008 and 2007

	2008	2007
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,724)	$3,908
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	782	722
Provision for loan losses	2,163	570
Gain on foreclosed real estate	—	(27)
Gain on sale of securities available for sale	—	(19)
Other than temporary impairment of investment securities	2,753	76
Loss on SERP investment	487	—
Recognition of hedge ineffectiveness	(120)	82
Decrease in capital lease obligations	(5)	(2)
Equity compensation expense	39	38
Change in assets and liabilities
Decrease in accrued interest receivable	467	16
Increase in other assets	(3,520)	(13)
Increase (decrease) in accrued expenses and other liabilities	(463)	281

NET CASH PROVIDED BY OPERATING ACTIVITIES	859	5,632

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of investment securities available for sale	(10,251)	(27,167)
Proceeds from sale of securities available for sale	—	6,959
Proceeds from maturities, calls and principal repayments of investment securities	10,087	6,727
Net increase in loans from originations and repayments	(28,846)	(3,702)
Purchases of bank premises and equipment	(180)	(243)
Proceeds from sale of foreclosed real estate	—	197
Proceeds from the sale of bank premises and equipment	1,277	—
Purchase of Federal Home Loan Bank stock	(920)	—
Purchase of non-marketable equity securities	—	(316)

NET CASH USED IN INVESTING ACTIVITIES	(28,833)	(17,545)

CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in demand deposits	(6,963)	(25,736)
Net increase in time deposits	36,453	21,978
Advances from Federal Home Loan Bank	20,000	—
Net increase (decrease) in federal funds purchased and securities sold under agreement to repurchase	(11,578)	10,058
Redemption of long-term debt	—	(3,608)
Excess tax benefits from stock options exercised	40	38
Cash paid for dividends	(981)	(1,026)
Repurchase of common stock	—	(6,079)
Proceeds from issuance of common stock	415	211

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	37,386	(4,164)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,412	(16,077)
CASH AND CASH EQUIVALENTS, BEGINNING	15,276	37,245

CASH AND CASH EQUIVALENTS, ENDING	$24,688	$21,168

See accompanying notes

AMERICAN COMMUNITY BANCSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2008 and 2007

NOTE 1—BASIS OF PRESENTATION

        In management's opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three and nine months ended September 30, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of American Community Bancshares, Inc. (the "Company") and its wholly owned subsidiary, American Community Bank ("ACB" or "the Bank"). All significant inter-company transactions and balances are eliminated in consolidation. Operating results for the three and nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2008.

        The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the consolidated financial statements filed as part of the Company's 2007 annual report on Form 10-K. This quarterly report should be read in conjunction with such annual report.

NOTE 2—COMMITMENTS

        At September 30, 2008, loan commitments are as follows:

Undisbursed lines of credit	$80,988,430
Stand-by letters of credit	3,572,153
Loan commitments	12,246,600

NOTE 3—ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

        An analysis of the allowance for loan losses is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	(In thousands)
Balance at beginning of period	$6,390	$5,543	$5,740	$5,628
Provision for losses	1,441	156	2,163	570
Charge-offs	(516)	(334)	(589)	(926)
Recoveries	2	9	3	102

Net charge-offs	(514)	(325)	(586)	(824)

Balance at end of period	$7,317	$5,374	$7,317	$5,374

AMERICAN COMMUNITY BANCSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

NOTE 3—ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS (Continued)

        The following is a summary of non-performing assets at the periods presented:

	September 30, 2008	December 31, 2007	September 30, 2007
	(In thousands)
Nonaccrual loans	$3,075	$866	$784
Nonaccrual leases	409	345	582
Restructured loans	—	511	—
Loans and leases 90 days past due and still accruing	424	—	13

Non-performing loans and leases	3,908	1,722	1,379
Foreclosed and repossessed assets	78	9	74

Total non-performing assets	$3,986	$1,731	$1,453

        Management estimates the allowance for loan loss balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions, and other factors. The allowance for loan loss consists of several components. One component is for loans that are individually classified as impaired and measured under FASB Statement No. 114. The other components are for collective loan impairment measured under FASB Statement No. 5. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

        As of September 30, 2008, the Company had recorded loans and leases considered impaired in accordance with SFAS No. 114 of $4.2 million with a corresponding valuation allowance of $1.9 million. Accordingly, the fair value of impaired loans was $2.3 million at September 30, 2008. The fair value was determined primarily by the fair value of the underlying collateral of the loans. The appraisals used to determine fair value are considered level 3 inputs as further discussed in Note 9. Based on extensive analysis of the credits, including collateral position, loss exposure, guaranties, or other considerations, no additional reserve for these impaired credits was deemed necessary. At September 30, 2008, the Company had two impaired loans with an aggregated balance of $635,000 with no reserve recorded since the fair value of the underlying collateral was deemed to be in excess of the current balance.

NOTE 4—PER SHARE RESULTS

        Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

AMERICAN COMMUNITY BANCSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

NOTE 4—PER SHARE RESULTS (Continued)

Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Weighted average number of common shares used in computing basic net income per share	6,561,132	6,635,709	6,538,950	6,873,101
Effect of dilutive stock options	—	164,044	—	163,951

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	6,561,132	6,799,753	6,538,950	7,037,052

        For the three and nine months ended September 30, 2008, there were 158,551 and 131,179 options, respectively, that were antidilutive. For the three and nine months ended September 30, 2007, there were 88,000 options that were antidilutive.

NOTE 5—DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

        In the normal course of business, the Company enters into derivative contracts to manage interest rate risk by modifying the characteristics of the related balance sheet instruments in order to reduce the adverse effect of changes in interest rates. All derivative financial instruments are recorded at fair value in the consolidated financial statements.

        On the date a derivative contract is entered into, the Company designates the derivative as a fair value hedge, a cash flow hedge, or a trading instrument. Changes in the fair value of instruments used as fair value hedges are accounted for in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Changes in the fair value of the effective portion of cash flow hedges are accounted for in other comprehensive income rather than earnings. Changes in fair value of instruments that are not intended as a hedge are accounted for in the earnings of the period of the change.

        If a derivative instrument designated as a fair value hedge is terminated or the hedge designation removed, the difference between a hedged item's then carrying amount and its face amount is recognized into income over the original hedge period. Likewise, if a derivative instrument designated as a cash flow hedge is terminated or the hedge designation removed, related amounts accumulated in other accumulated comprehensive income are reclassified into earnings over the original hedge period during which the hedged item affects income.

        As of September 30, 2008, the Company had two derivative instruments with notional amounts of $30.0 million and $15.0 million, respectively. Both derivative instruments consist of an interest rate floor contract that is used to protect certain designated variable rate loans from the downward effects of their repricing in the event of a decreasing rate environment for a period of three years ending in February 2009 and June 2009, respectively. If the prime rate falls below 7.25% during the term of the first contract, the Company will receive payments based on the $30.0 million notional amount times the difference between 7.25% and the daily weighted average prime rate for the quarter. No payments will

AMERICAN COMMUNITY BANCSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

NOTE 5—DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

be received by the Company if the weighted average prime rate is 7.25% or higher. The Company paid a premium of $228,000 on this contract, which is being amortized over the three-year term of the contract. This contract is classified as a cash flow hedge. On the second floor, if the prime rate falls below 7.75% during the term of this contract, the Company will receive payments based on the $15.0 million notional amount times the difference between 7.75% and the weighted average prime rate for the quarter. No payments will be received by the Company if the weighted average prime rate is 7.75% or higher. The Company paid a premium of $95,250 on this contract which is being amortized over the three-year term of the contract. The interest rate floors are carried at a fair market value of $696,452 and are included in other assets as of September 30, 2008.

        As of March 31, 2007 the $15.0 million, 7.75% interest rate floor contract no longer qualified as a cash flow hedge and the hedge designation was removed. As a result, amounts accumulated in the other accumulated comprehensive income of approximately $6,000 at the beginning of the quarter were reclassified into earnings during the first quarter of 2007. Changes in fair value of the 7.75% interest rate floor are now accounted for in earnings for the period of the change. Changes in fair value of the remaining hedged instrument on the 7.25% floor that are deemed effective are still offset in other comprehensive income net of tax while the ineffective portion of the hedge is recorded to other income. The Company recorded an $11,146 loss in other income during the quarter ended September 30, 2008 for the change in fair value of the 7.75% interest rate floor as compared to a $134,000 gain recorded for the quarter ended September 30, 2007. The Company recorded a $7,045 gain in other income for the ineffective portion of the 7.25% hedged instrument for the quarter ended September 30, 2008. There was a $3,803 gain recorded in other income for the ineffective portion of the 7.25% hedged instrument as of September 30, 2007. For the nine months ended September 30, 2008, the Company recorded a $82,528 gain in other income for the change in fair value of the 7.75% interest rate floor as compared to a $78,209 loss recorded for the nine months ended September 30, 2007. The Company also recorded a $37,142 gain in other income for the ineffective portion of the 7.25% hedged instrument for the nine months ended September 30, 2008 while there was no ineffective portion of the 7.25% hedged instrument as of September 30, 2007. Total payments received in the nine months ended September 30, 2008 were $668,854. There were no payments received in the nine months ended September 30, 2007.

NOTE 6—SHARE REPURCHASE AND DIVIDEND REINVESTMENT PROGRAMS

        On February 1, 2006, the Company's Board of Directors authorized a publicly announced share repurchase program for up to 225,000 shares of the Company's outstanding common stock. The Board's authorization permitted the Company to repurchase shares in the open market or through privately negotiated transactions during the next twelve months when, in the opinion of management, market conditions warrant such action. Under the original Board of Directors authorization, 31,713 shares were repurchased. On March 27, 2007, the Company's Board of Directors reauthorized the 225,000 share publicly announced repurchase program for another twelve months and authorized the repurchase of an additional 275,000 shares. Since March 27, 2007 the Company has repurchased all 500,000 shares authorized under this publicly announced repurchase program of which 60,100 shares were repurchased in the second quarter of 2007 and 439,900 shares were repurchased in the third quarter of 2007. During the third quarter of 2007, the Company also repurchased an additional 32,778 shares outside of the publicly announced repurchase plan. The Company's Board of Directors ratified and approved the

AMERICAN COMMUNITY BANCSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

NOTE 6—SHARE REPURCHASE AND DIVIDEND REINVESTMENT PROGRAMS (Continued)

repurchase of these additional shares on October 25, 2007. When shares are repurchased, the shares are cancelled.

        The Board of Directors also voted to establish a dividend reinvestment and stock purchase plan in December 2005, under which shares of the Company's common stock are available for sale to the registered shareholders of the Company. The Plan provides shareholders with an alternative way to increase their holdings of our common stock by reinvesting dividends or making optional cash payments to purchase additional shares.

NOTE 7—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which permits entities to choose to measure financial instruments and certain other instruments at fair value. SFAS 159 is effective as of the beginning of fiscal years that begin in November 15, 2007; however, it includes an early adoption provision allowing entities to adopt within 120 days of their most recent fiscal year-end. The Company has decided not to implement SFAS 159.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133". This statement applies to all derivatives and hedged items and is effective for periods beginning after November 15, 2008 prospectively, with comparative disclosures encouraged. This statement requires enhanced qualitative disclosures and tabular disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk contingent features in derivative agreements. The Company is currently evaluating the effects that SFAS 161 will have upon adoption as this standard will affect the presentation and disclosure in the consolidated financial statements.

NOTE 8—OTHER THAN TEMPORARY IMPAIRMENT OF NON-MARKETABLE EQUITY SECURITIES

        The Company periodically evaluates its investments for any impairment which would be deemed other than temporary. As part of its evaluation, the Company determined that the fair value of its investment in Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") preferred stock and its investment of $2,902,265 in a trust company were other than temporarily impaired. As a result, the Company wrote down its investment in FNMA and FHLMC stock by $2,694,365, to an estimated fair value of $207,900 as of September 30, 2008. In addition, the Company wrote down its investment of $201,991 in the trust company by an additional $59,000, to an estimated fair value of $142,991 as of September 30, 2008. Both write downs were recorded as a charge to earnings in the third quarter of 2008. All of these write-downs were treated as capital losses for tax purposes which can only be offset by capital gains. Accordingly, the tax benefits associated with these losses were offset by a tax valuation allowance. However, as a result of recent legislation, this valuation allowance will reverse in the fourth quarter of 2008, resulting in an estimated credit to income taxes of $395,000.

AMERICAN COMMUNITY BANCSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

NOTE 9—FAIR VALUE MEASUREMENT

        The Company adopted the provisions of SFAS 157, "Fair Value Measurements" effective January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

        Under SFAS 157, the Company groups assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1:	Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2:
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3:
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

        The following table presents financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2008.

Description	September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Investment securities available for sale	$71,770	$6	$70,861	$903
Interest rate floors	696	—	—	696
Assets in rabbi trust	1,103	1,067	36	—
Liabilities:
Deferred compensation obligation	$53	$3	$50	$—

AMERICAN COMMUNITY BANCSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

NOTE 9—FAIR VALUE MEASUREMENT (Continued)

        The following table reconciles the changes in Level 3 financial instruments measured at fair value on a recurring basis for the nine months ended September 30, 2008.

Description	Investment Securities Available for Sale	Interest Rate Floor
	(in thousands)
Balance at December 31, 2007	$903	$532
Total gains:
Included in earnings	—	120
Included in other comprehensive income	—	177
Amortization	—	(133)

Balance at September 30, 2008	$903	$696

        The following table reflects the changes in fair values of Level 3 financial instruments measured on a recurring basis for the nine months ended September 30, 2008 and where these changes are included in the financial statements.

Description	Net interest income	Non-interest income—Other	Total changes in fair values included in earnings
	(in thousands)
Interest rate floors:
Change in fair value	$—	$120	$120
Amortization	(133)	—	(133)

Total	$(133)	$120	$(13)

        The following table presents financial assets measured at fair value on a non-recurring basis as of September 30, 2008.

Description	September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Assets:
Impaired loans and leases	$2,289	$—	$—	$2,289
Other real estate owned	77			77

	$2,366	$—	$—	$2,366

NOTE 10—SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

        In July 2007, the Bank established a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified plan that provides additional retirement benefits to the Bank's chief executive officer. Under the terms of the SERP, upon retirement or the occurrence of certain other events, the Company will pay benefits to the Bank's chief executive officer in the form of a single cash lump sum payment.

AMERICAN COMMUNITY BANCSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nine Months Ended September 30, 2008 and 2007

NOTE 10—SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (Continued)

Benefits under the SERP vest at a rate of 10% per year beginning at age 53 and are fully vested at age 62. The SERP also includes a vesting acceleration clause in case of a change of control. Compensation expense related to the plan was $39,750 for the quarter ended September 30, 2008 and $119,250 for the nine months ended September 30, 2008. The plan was funded in February, 2008 in the amount of $1,590,000. The assets related to this plan are maintained in a rabbi trust and are included in other assets. The assets are accounted for at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with the resulting gains or losses in value recorded in income. During the quarter ended September 30, 2008, the impact on net income as a result of the decline in fair value of the assets held in the rabbi trust was a charge of $487,360. The write-downs associated with certain assets in the rabbi trust were treated as capital losses for tax purposes which can only be offset by capital gains. Accordingly, the tax benefits associated with these losses were offset by a tax valuation allowance. However, as a result of recent legislation, this valuation allowance will reverse in the fourth quarter of 2008 resulting in an estimated credit to income taxes of $189,000. The assets had a market value of $1,102,640 at September 30, 2008. The accrued liability related to this plan was $119,453 at September 30, 2008.

NOTE 11—MERGER AGREEMENT

        On September 9, 2008, the Company entered into a definitive agreement to be acquired by Yadkin Valley Financial Corporation ("Yadkin Valley"). The Bank will become a wholly-owned division of Yadkin Valley operating under its current name. Pursuant to the agreement, the Company will merge with and into Yadkin Valley and each of the Company's shareholders will be entitled to receive in exchange for each share of the Company's common stock one of the following: (i) 0.8517 shares of Yadkin Valley common stock, (ii) $12.35 in cash, or (iii) a combination of both stock and cash. In total, the merger consideration will be allocated as follows: 80.5% of the Company's outstanding shares of common stock will be exchanged for shares of Yadkin Valley common stock and 19.5% of the Company's outstanding shares of common stock will be exchanged for cash. The consummation of the merger is also subject to regulatory approvals, including approval of the Board of Governors of the Federal Reserve System, the North Carolina Commission of Banks and the Federal Deposit Insurance Corporation. The parties anticipate closing of the transaction during the first quarter of 2009.

APPENDIX A—AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

By and Between

YADKIN VALLEY FINANCIAL CORPORATION

and

AMERICAN COMMUNITY BANCSHARES, INC.

September 9, 2008

A-i

Page
4.22	Certain Actions	A-23
4.23	State Takeover Laws	A-23
4.24	Brokers and Finders; Opinion of Financial Advisor	A-23
4.25	Board Recommendation	A-24
4.26	Statements True and Correct	A-24
4.27	Delivery of Seller Disclosure Memorandum	A-24
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		A-24
5.1	Organization, Standing, and Power	A-24
5.2	Authority of Buyer; No Breach By Agreement	A-25
5.3	Capital Stock	A-26
5.4	Buyer Subsidiaries	A-26
5.5	Exchange Act Filings; Securities Offerings; Financial Statements	A-26
5.6	Absense of Undisclosed Liabilities	A-27
5.7	Absence of Certain Changes or Events	A-28
5.8	Tax Matters	A-28
5.9	Allowance for Loan Losses; Loan and Investment Portfolio, etc.	A-30
5.10	Assets	A-31
5.11	Intellectual Property	A-32
5.12	Environmental Matters	A-32
5.13	Compliance with Laws	A-33
5.14	Labor Relations	A-34
5.15	Employee Benefit Plans	A-35
5.16	Material Contracts	A-37
5.17	Privacy of Customer Information	A-37
5.18	Legal Proceedings	A-38
5.19	Reports	A-38
5.20	Books and Records	A-38
5.21	Loans to Executive Officers and Directors	A-38
5.22	Certain Actions	A-39
5.23	State Takeover Laws	A-39
5.24	Brokers and Finders	A-39
5.25	Board Recommendation	A-39
5.26	Available Consideration	A-39
5.27	Statements True and Correct	A-39
5.28	Delivery of Buyer Disclosure Memorandum	A-40
ARTICLE 6 CONDUCT OF BUSINESS PENDING CONSUMMATION		A-40
6.1	Affirmative Covenants	A-40
6.2	Negative Covenants of Seller	A-41
6.3	Adverse Changes in Condition	A-43
6.4	Reports	A-43
ARTICLE 7 ADDITIONAL AGREEMENTS		A-44
7.1	Shareholder Approvals	A-44
7.2	Registration of Buyer Common Stock	A-45
7.3	Other Offers, etc.	A-55
7.4	Consents of Regulatory Authorities	A-46
7.5	Agreement as to Efforts to Consummate	A-47
7.6	Investigation and Confidentiality	A-47

A-ii

A-iii

LIST OF EXHIBITS

Exhibit	Description
A	Form of Support Agreement
B	Form of Claims Letter
C	Form of Non-Compete Agreement
D	Form of Settlement Agreement

A-iv

 AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of September 9, 2008 is by and between Yadkin Valley Financial Corporation, a North Carolina corporation (the "Buyer"), and American Community Bancshares, Inc., a North Carolina corporation (the "Seller").

Preamble

        This Agreement provides for the merger of the Seller with and into the Buyer (the "Merger"). At the Effective Time of the Merger, the outstanding shares of the capital stock of the Seller shall be converted into the right to receive shares of the common stock of the Buyer and/or cash (as provided herein and subject to certain terms and conditions). As a result, certain shareholders of the Seller shall become shareholders of the Buyer. The transaction described in this Agreement is subject to the approvals of the shareholders of the Seller and the Buyer, respectively, regulatory agencies, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

        Certain terms used in this Agreement are defined in Section 10.1 of this Agreement.

        NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

        1.1    Merger.

        Subject to the terms and conditions of this Agreement, at the Effective Time, the Seller shall be merged with and into the Buyer pursuant to and with the effect provided in Section 55-11-01 of the North Carolina General Statutes, and the Buyer shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of North Carolina. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of the Seller and the Buyer.

        1.2    Time and Place of Closing.

        The closing of the transactions contemplated hereby (the "Closing") will take place at 11:00 A.M. Eastern Time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 11:00 A.M. Eastern Time), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon.

        1.3    Effective Time.

        The Merger and other transactions contemplated by this Agreement shall become effective on the date and time the Articles of Merger (the "Articles of Merger") reflecting the Merger shall be filed and become effective with the North Carolina Secretary of State (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on December 15, 2008 or, if later, on the last day or the first day of a calendar month immediately following the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of the Seller approve this Agreement, and (iii) the date on which shareholders of the Buyer approve this Agreement.

        1.4    Restructure of Transaction.

        The Buyer shall have the right to revise the structure of the Merger contemplated by this Agreement by merging the Seller with and into a wholly-owned subsidiary of the Buyer, provided, that no such revision to the structure of the Merger (i) shall result in any changes in the amount or type of the consideration which the holders of shares of Seller Common Stock or Seller Options are entitled to receive under this Agreement, (ii) shall unreasonably impede or delay consummation of the Merger, or (iii) shall impose any less favorable terms or conditions on the Bank or the Seller. The Buyer shall give written notice to the Seller of any such change in the manner provided in Section 10.8, which notice shall be in the form of an amendment to this Agreement or in the form of a proposed amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger, and which shall be accompanied by such other exhibits hereto as are reasonably necessary or appropriate to effect such change.

ARTICLE 2
TERMS OF MERGER

        2.1    Articles of Incorporation.

        The Articles of Incorporation of the Buyer in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise duly amended or repealed.

        2.2    Bylaws.

        The Bylaws of the Buyer in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise duly amended or repealed.

        2.3    Directors and Officers.

        (a)   The directors of the Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation's Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. Immediately prior to the Effective Time, the Buyer shall take all action necessary, including but not limited to the amendment of the Surviving Corporation's Bylaws, to appoint five individuals who were directors of the Seller on the date hereof and who are chosen by the Buyer after consultation with the Seller (one of whom shall be Randy P. Helton and each of whom shall be compensated as a director in the same manner as all other directors of the Buyer) to the board of directors of the Buyer, to be effective as soon as practicable following the Effective Time, and cause each such individual to be nominated as a management nominee for election by the shareholders to the board of directors of the Buyer at the next annual meeting of shareholders of the Buyer following such individual's appointment to the board of directors of the Buyer (provided however that Randy P. Helton shall be nominated for a term of approximately one year ending on or before the Buyer's 2010 annual meeting of shareholders). The officers of the Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation's Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

        (b)   It is anticipated that the directors of American Community Bank (the "Bank"), the Seller's wholly owned subsidiary, in office immediately prior to the Effective Time, shall serve as members of Yadkin Valley Bank and Trust Company's Charlotte regional board of advisors.

ARTICLE 3
MANNER OF CONVERTING SHARES

        3.1    Effect on Seller Common Stock.

        (a)   At the Effective Time, in each case subject to Sections 3.1(d) and 3.2, by virtue of the Merger and without any action on the part of the Parties, each share of Seller Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Seller Common Stock held by either Party or any Subsidiary of either Party (in each case other than shares of Seller Common Stock held on behalf of third parties or held by any Buyer Entity or the Seller Entity as a result of debts previously contracted)) shall be converted into the right to receive one of the following: (i) cash in the amount of $12.35 less any applicable withholding Taxes (the "Cash Consideration"); (ii) a number of shares of Buyer Common Stock equal to the Fixed Exchange Ratio (the "Stock Consideration"); or (iii) a combination of the Cash Consideration and Stock Consideration in such proportions as requested by the Seller shareholder to the extent available after the proration of the total Merger Consideration to 80.5% Stock Consideration and 19.5% Cash Consideration (the "Mixed Consideration") (items (i), (ii), or (iii) are referred to herein individually as the "Per Share Purchase Price" and collectively as the "Merger Consideration"). The "Fixed Exchange Ratio" shall be 12.35/14.50, or .8517, shares of Buyer Common Stock.

        (b)   At the Effective Time, all shares of Seller Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (the "Certificates") shall thereafter represent only the right to receive the Per Share Purchase Price.

        (c)   If, prior to the Effective Time, the outstanding shares of Seller Common Stock or Seller Options, or the outstanding shares of Buyer Common Stock or any rights with respect to Buyer Common Stock pursuant to stock options granted by the Buyer (the "Buyer Options"), shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Purchase Price.

        (d)   Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of Seller Common Stock held on behalf of third parties or as a result of debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration, and shall cease to exist (the "Excluded Shares").

        3.2    Election and Proration Procedures.

        (a)   An election form (an "Election Form") shall be mailed to each holder of Seller Common Stock on or about two weeks prior to the mailing of the transmittal materials referred to in Section 3.3 below which shall be mailed to each holder of Seller Common Stock of record at the Effective Time. The Seller shall provide to the exchange agent selected by the Buyer (the "Exchange Agent") all information reasonably necessary for it to perform its obligations as specified herein.

        (b)   Each Election Form shall entitle the holder of Seller Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Stock

Consideration for all of such holder's shares (a "Stock Election"), (ii) the Cash Consideration for all of such holder's shares (a "Cash Election"), (iii) the Mixed Consideration for all of such holder's shares (a "Mixed Election") or (iv) make no election (a "Non-Election"). Holders of record of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacity (a "Holder Representative") may submit multiple Election Forms, provided that such Holder Representative certifies that each such Election Form covers all of the shares of Seller Common Stock held by that Holder Representative for a particular beneficial owner. The shares of Seller Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as "Stock Election Shares" and the aggregate number thereof is referred to herein as the "Stock Election Number." The shares of Seller Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as "Cash Election Shares" and the aggregate number thereof is referred to as the "Cash Election Number". Shares of Seller Common Stock as to which no election has been made (or as to which an Election Form is not properly completed or returned in a timely fashion) are referred to as "Non-Election Shares."

        (c)   To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 4:00 p.m., local time on such date as the Parties may mutually agree (the "Election Deadline"). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates representing all shares of Seller Common Stock covered by such Election Form, or the guaranteed delivery of such certificates (or customary affidavits and, if required by the Buyer, indemnification regarding the loss or destruction of such certificates), together with duly completed transmittal materials. For the holders of Seller Common Stock who make a Non-Election, subject to Section 3.2(e), the Exchange Agent shall have the authority to determine the type of consideration constituting the Per Share Purchase Price to be exchanged for the Non-Election Shares. Any Seller shareholder may at any time prior to, but not after, the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Seller shareholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates, or of the guarantee of delivery of such certificates. All elections shall be revoked automatically if the Exchange Agent is notified in writing by either party that this Agreement has been terminated. If a shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Seller Common Stock held by such shareholder shall be designated as Non-Election Shares. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

        (d)   The number of shares of Seller Common Stock to be converted into the right to receive the Cash Consideration shall be equal to 19.5% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (the "Aggregate Cash Limit") and the number of shares of Seller Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 80.5% of the number of shares of Seller Common Stock outstanding immediately prior to the Effective Time (the "Aggregate Stock Limit").

        (e)   Within ten business days after the later to occur of the Election Deadline or the Effective Time, the Buyer shall cause the Exchange Agent to effect the allocation among holders of Seller Common Stock of rights to receive the Per Share Purchase Price and to distribute such as follows:

            (i)  if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each Stock Election Share shall be converted into the right to receive (A) the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such Stock Election Shares;

           (ii)  if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each Cash Election Share shall be converted into the right to receive (A) the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (1) the number of Cash Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit and the denominator of which is the Cash Election Number and (B) the Stock Consideration in respect of the remaining number of such Cash Election Shares; and

          (iii)  if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and/or the Stock Consideration such that the aggregate number of shares of Seller Common Stock entitled to receive the Cash Consideration is equal to the Aggregate Cash Limit and the aggregate number of shares of Seller Common Stock entitled to receive the Stock Consideration is equal to the Aggregate Stock Limit.

        3.3    Exchange Procedures.

        (a)   As soon as reasonably practicable after the Effective Time, the Buyer shall cause the Exchange Agent to mail to the former shareholders of the Seller appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates or other instruments theretofore representing shares of Seller Common Stock shall pass, only upon proper delivery of such certificates or other instruments to the Exchange Agent). The certificate or certificates of Seller Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. In the event of a transfer of ownership of shares of Seller Common Stock represented by one or more certificates that are not registered in the transfer records of the Seller, the Per Share Purchase Price payable for such shares as provided in Sections 3.1 and 3.2 may be issued to a transferee if the certificate or certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid. In the event any certificate representing Seller Common Stock certificate shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, mutilated, stolen, or destroyed and the posting by such person of a bond in such amount as the Buyer may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed certificate the Per Share Purchase Price as provided for in Sections 3.1 and 3.2. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. The Buyer shall pay all charges and expenses, including those of the Exchange Agent in connection with the distribution of the Per Share Purchase Price as provided in Sections 3.1and 3.2. The Buyer or its Exchange Agent will maintain a book entry list of Buyer Common Stock to which each former holder of Seller Common Stock is entitled. Certificates evidencing Buyer Common Stock into which Seller Common Stock has been converted will not be issued.

        (b)   After the Effective Time, each holder of shares of Seller Common Stock (other than Excluded Shares) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Sections 3.1 and 3.2, without interest, pursuant to this Section 3.3. The Buyer shall not be obligated to deliver the consideration to which any former holder of Seller Common Stock is entitled as a result of the Merger until such holder surrenders such holder's Certificate or Certificates for exchange as provided in this Section 3.3. Any other provision of this Agreement notwithstanding, neither any Buyer Entity, nor any Seller Entity, nor the Exchange Agent shall be liable to any holder of Seller Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

        (c)   Each of the Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seller Common Stock and Seller Options such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority. To the extent that any amounts are so withheld by the Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Common Stock, as applicable in respect of which such deduction and withholding was made by the Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be.

        (d)   Adoption of this Agreement by the shareholders of the Seller shall constitute ratification of the appointment of the Exchange Agent.

        3.4    Effect on Buyer Common Stock.

        At and after the Effective Time, each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

        3.5    Seller Options.

        (a)   At the Effective Time, all rights with respect to Seller Common Stock pursuant to stock options granted by the Seller (the "Seller Options") which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Buyer Common Stock, and the Buyer shall assume each Seller Option in accordance with the terms of the applicable Seller option plan and the stock option agreement by which it is evidenced (the "Converted Options"); provided, however, that each holder of Seller Options may elect to cancel, immediately prior to the Effective Time, any Seller Options held by such Person as of the date hereof, in exchange for a cash payment at Closing equal to the product obtained by multiplying (1) the number of shares of Seller Common Stock underlying such Person's Seller Options by (2) the Cash Consideration less the exercise price per share under such option. The Seller will use its commercially reasonable efforts to obtain from each current member of the Seller's board of directors who holds any options, and deliver to the Buyer prior to the Closing, a written agreement in a form specified by the Buyer confirming and agreeing to the surrender or roll-over of such director's options as described above. From and after the Effective Time, (i) each Seller Option assumed by the Buyer may be exercised solely for shares of

Buyer Common Stock, (ii) the number of shares of Buyer Common Stock subject to each Seller Option shall be equal to the product of the number of shares of Seller Common Stock subject to such Seller Option immediately prior to the Effective Time multiplied by the Fixed Exchange Ratio, provided, that any fractional shares of Buyer Common Stock subject to the Converted Options shall be exchanged for cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price less the exercise price of such Converted Option, and (iii) the per share exercise price under each such Seller Option shall be adjusted by dividing the per share exercise price under each such Seller Option by the Fixed Exchange Ratio and rounding down to the nearest cent.

        (b)   Before the Effective Time, the Buyer will take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of Buyer Common Stock to provide for the satisfaction of its obligations with respect to the Converted Options.

        (c)   The Seller's board of directors and its compensation committee shall not make any new grants of Seller Options following the execution of this Agreement.

        (d)   The Seller's board of directors or its compensation committee shall make any adjustments or amendments to or make such determinations with respect to the Seller Options necessary to effect the foregoing provisions of this Section 3.5.

        (e)   Within 10 business days after the Effective Time, the Buyer shall file a registration statement on Form S-8 with respect to Converted Options that are eligible for registration on Form S-8 and the Buyer shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding.

        3.6    Bank Merger.

        The Buyer anticipates that concurrently with or as soon as practicable after the execution and delivery of this Agreement, Yadkin Valley Bank and Trust Company, a wholly owned subsidiary of the Buyer, and the Bank, a wholly owned subsidiary of the Seller, shall enter into the Plan of Bank Merger, in a form mutually acceptable to both parties, pursuant to which the Bank will merge with and into Yadkin Valley Bank and Trust Company (the "Bank Merger"). The Plan of Bank Merger shall provide that the directors of Yadkin Valley Bank and Trust Company as the surviving entity of the Bank Merger shall be (a) all the directors of Yadkin Valley Bank and Trust Company serving immediately prior to the Bank Merger and (b) the five individuals who are appointed to the board of directors of the Buyer pursuant to Section 2.3(a). The Buyer anticipates that American Community Bank will operate as American Community Bank, a division of Yadkin Valley Bank and Trust Company after the Bank Merger. The Parties anticipate that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

        3.7    Rights of Former Seller Shareholders.

        At the Effective Time, the stock transfer books of the Seller shall be closed as to holders of Seller Common Stock and no transfer of Seller Common Stock by any holder of such shares shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.3, each Certificate theretofore representing shares of Seller Common Stock (other than certificates representing Excluded Shares), shall from and after the Effective Time represent for all purposes only the right to receive the Per Share Purchase Price, without interest, as provided in Article 3.

        3.8    Fractional Shares.

        Notwithstanding any other provision of this Agreement, each holder of shares of Seller Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by Final Buyer Stock Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

        The Seller represents and warrants to the Buyer, except as set forth on the Seller Disclosure Memorandum with respect to each such Section below, as follows:

        4.1    Organization, Standing, and Power.

        The Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina and is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "BHCA"). The Bank is a banking corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Each of the Seller and the Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of the Seller and the Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute book and other organizational documents for each of the Seller and the Bank have been made available to the Buyer for its review and, except as disclosed in Section 4.1 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the respective board of directors (including any committees of the board of directors) and shareholders thereof. The Bank is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by the Bank are insured, up to applicable limits, by the FDIC's Deposit Insurance Fund.

        4.2    Authority of Seller; No Breach By Agreement.

        (a)   The Seller has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, as required by Sections 8.1(b) and 8.1(c) and by the Seller's shareholders in accordance with this Agreement and the NCBCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Seller, subject to the approval of this Agreement by the holders of majority of the outstanding shares of Seller Common Stock, which is the only Seller shareholder vote required for approval of this Agreement and consummation of the Merger. Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and receipt of such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of the Seller, enforceable against the Seller in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

        (b)   Neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller and the Bank of the transactions contemplated hereby, nor compliance by the Seller and the Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Seller's articles of incorporation or bylaws or the articles of incorporation or bylaws of the Bank or any resolution adopted by the board of directors or the shareholders of any Seller Entity, or (ii) except as disclosed in Section 4.2 of the Seller Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Seller Entity under, any Contract or Permit of any Seller Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Seller Entity or any of their respective material Assets (including any Buyer Entity or any Seller Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any Buyer Entity or any Seller Entity being reassessed or revalued by any Regulatory Authority).

        (c)   Other than in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the consummation by the Seller of the Merger and the other transactions contemplated in this Agreement.

        4.3    Capital Stock.

        (a)   The authorized capital stock of the Seller consists of 25,000,000 shares of Seller Common Stock, of which 6,559,792 shares are issued and outstanding as of the date of this Agreement, and, assuming that all of the issued and outstanding Seller Options had been exercised, not more than an additional 465,577 shares, with a per share weighted average exercise price of $7.08, would be issued and outstanding at the Effective Time, and 1,000,000 shares of the Seller preferred stock, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of the Seller are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of the Seller has been issued in violation of any preemptive rights of the current or past shareholders of the Seller.

        (b)   Except for the 465,577 shares of Seller Common Stock reserved for issuance pursuant to outstanding Seller Options or as disclosed in Section 4.3 of the Seller Disclosure Memorandum, there are no shares of capital stock or other equity securities of the Seller reserved for issuance and no outstanding Rights relating to the capital stock of the Seller.

        (c)   Except as specifically set forth in this Section 4.3, there are no shares of the Seller capital stock or other equity securities of the Seller outstanding and there are no outstanding Rights with respect to any Seller securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of the Seller.

        4.4    Seller Subsidiaries.

        The Seller has no Subsidiaries except as set forth in Section 4.4 of the Seller Disclosure Memorandum and, except as set forth in Section 4.4 of the Seller Disclosure Memorandum, the Seller owns all of the equity interests in each of its Subsidiaries. No capital stock (or other equity interest) of any such Subsidiary is or may become required to be issued (other than to another Seller Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another Seller Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Seller Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another Seller Entity). There are no Contracts relating to the rights of any Seller Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any such Subsidiary. All of the shares of capital stock (or other equity interests) of each Subsidiary are fully paid and nonassessable and are owned directly or indirectly by the Seller free and clear of any Lien (except, in the case of the Bank, to the extent provided in Section 53- 42 of the North Carolina General Statutes). Each Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute books and other organizational documents for each Subsidiary have been made available to the Buyer for its review, and, except as disclosed in Section 4.4 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the board of directors and shareholders thereof.

        4.5    Exchange Act Filings; Securities Offerings; Financial Statements.

        (a)   Except as disclosed in Section 4.5 of the Seller Disclosure Memorandum, the Seller has timely filed and made available to the Buyer all Exchange Act Documents required to be filed by the Seller since January 1, 2003 (the "Seller Exchange Act Reports"). Seller Exchange Act Reports (i) at the time filed, (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Seller Exchange Act Reports or necessary in order to make the statements in such Seller Exchange Act Reports not misleading. Each offering or sale of securities by the Seller (i) was either registered under the Securities Act or made pursuant to a valid exemption from registration, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late "blue sky" filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents not misleading. The Seller has delivered or made available to the Buyer all comment letters received by the Seller from the staff of the SEC and all responses to such comment letters by or on behalf of the Seller with respect to all filings under the Securities Laws. The Seller's principal executive officer and principal financial officer have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to the Seller Exchange Act Reports to the extent such rules or regulations applied at the time of the filing. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes—Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Seller nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications. No Seller Subsidiary is required to file any Exchange Act Documents.

        (b)   Each of Seller Financial Statements (including, in each case, any related notes) that are contained in Seller Exchange Act Reports, including any Seller Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the Exchange Act, was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), fairly presented the consolidated financial position of the Seller and the Bank as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and were certified to the extent required by the Sarbanes-Oxley Act.

        (c)   The Seller's independent public accountants, which have expressed their opinion with respect to the Financial Statements of the Seller and its Subsidiaries whether or not included in the Seller's Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) "independent" with respect to the Seller within the meaning of Regulation S-X, and (z) with respect to the Seller, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. Section 4.5(c) of the Seller Disclosure Memorandum lists all non-audit services preformed by the Seller's independent public accountants for the Seller or the Bank.

        (d)   The Seller maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information relating to the Seller and its Subsidiaries is made known on a timely basis to the Seller's principal executive officer and the Seller's principal financial officer.

        4.6    Absence of Undisclosed Liabilities.

        No Seller Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of the Seller as of June 30, 2008, included in Seller Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Section 4.6 of the Seller Disclosure Memorandum lists, and the Seller has attached and delivered to the Buyer copies of the documentation creating or governing, all securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(a)(4) of Regulation S-K of the Exchange Act) effected by the Seller or its Subsidiaries other than letters of credit and unfunded loan commitments or credit lines. Except as disclosed in Section 4.6 of the Seller Disclosure Memorandum or as reflected on the Seller's balance sheet at June 30, 2008, no Seller Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000 and any amounts, whether or not in excess of $50,000 that, in the aggregate, exceed $100,000. Except (x) as reflected in the Seller's balance sheet at June 30, 2008 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since June 30, 2008 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither the Seller nor any of its Subsidiaries has any Material Liabilities or obligations of any nature.

        4.7    Absence of Certain Changes or Events.

        Except as disclosed in Seller Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the Seller Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, (ii) none of Seller Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of the Seller provided in this Agreement, and (iii) since December 31, 2007, Seller Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

        4.8    Tax Matters.

        (a)   All Seller Entities have timely filed with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of Seller Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of Seller Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any Seller Entity. No claim has ever been made by an authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.

        (b)   None of Seller Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any Seller Entity or the assets of any Seller Entity. No officer or employee responsible for Tax matters of any Seller Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of the Seller which, by application of the same or similar principles, could be expected to result in a deficiency for any subsequent taxable period. None of Seller Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

        (c)   Each Seller Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

        (d)   The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of Seller Entities in filing their Tax Returns.

        (e)   Except as described in Section 4.8(e) of the Seller Disclosure Memorandum, none of Seller Entities is a party to any Tax allocation or sharing agreement and none of Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

        (f)    During the five-year period ending on the date hereof, none of Seller Entities was a "distributing corporation" or a "controlled corporation" as defined in, and in a transaction intended to be governed by Section 355 of the Code.

        (g)   Except as disclosed in Section 4.8(g) of the Seller Disclosure Memorandum, none of Seller Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. None of Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no taxable income of the Seller that will be required under applicable tax law to be reported by the Buyer, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. Any net operating losses of Seller Entities disclosed in Section 4.8(g) of the Seller Disclosure Memorandum are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or, to the best of Seller's Knowledge, any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

        (h)   Each Seller Entity is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

        (i)    No Seller Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

        (j)    No property owned by any Seller Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code, (iii) "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code, (iv) "limited use property" within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

        (k)   No Seller Entity has any "corporate acquisition indebtedness" within the meaning of Section 279 of the Code.

        (l)    The Seller has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

        (m)  No Seller Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

        (n)   The Seller has made available to the Buyer complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of Seller Entities relating to the taxable periods since inception and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to Seller Entities.

        (o)   No Seller Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by any Seller Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to Seller Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

        (p)   No Seller Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

        For purposes of this Section 4.8, any reference to the Seller or any Seller Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with the Seller or a Seller Entity.

        4.9    Allowance for Loan Losses; Loan and Investment Portfolio, etc.

        (a)   The Seller's allowance for loan, lease, or credit losses (the "Allowance") shown on the balance sheets of the Seller included in the most recent Seller Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of the Seller included in Seller Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by Seller Entities as of the dates thereof. Seller Financial Statements fairly present the values of all loans, leases, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.

        (b)   As of the date hereof, all loans, discounts and leases (in which any Seller Entity is lessor) reflected on Seller Financial Statements were in all material respects, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will in all material respects be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, (b) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (c) to the extent secured, have been secured, to the Knowledge of the Seller, by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts and financing leases as of July 31, 2008 and on a monthly basis thereafter, and of the investment portfolios of each Seller Entity as of such date, have been and will be made available to the Buyer concurrently with the Seller Disclosure Memorandum. Except as specifically set forth in Section 4.9(b) of the Seller Disclosure Memorandum, neither the Seller nor the Bank is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) to the Seller's Knowledge, otherwise in material default for more than 30 days, (iii) classified as "substandard," "doubtful," "loss," "other assets especially mentioned" or any comparable classification by the Seller or by any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or 10% shareholder of any Seller Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in material violation of any Law.

        (c)   Section 4.9 of the Seller Disclosure Memorandum includes a listing of all securities owned, of record or beneficially, by any of the Seller Entities as of June 30, 2008. All securities owned, of record or beneficially, by any of the Seller Entities as of the date hereof are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges to secure public funds deposits, and sales of securities under agreements to repurchase, entered into by the Seller in the ordinary course of its business with its customers, and restrictions imposed by and the rights of the issuers of such securities), which would materially impair the ability of any of the Seller Entities to dispose freely of any such security and/or otherwise to realize the benefits of ownership at any time. There are no voting trusts or other agreements or undertakings to which any of the Seller Entities is a party with respect to the voting of any such securities. With respect to all repurchase agreements under which any Seller Entity has "purchased" securities under agreement to resell, it has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed to it which is secured by such collateral. Since June 30, 2008, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of the Seller Entities securities portfolios as a whole.

        4.10    Assets.

        (a)   To the Seller's Knowledge, except as disclosed in Section 4.10 of the Seller Disclosure Memorandum or as disclosed or reserved against in Seller Financial Statements delivered prior to the date of this Agreement, Seller Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets that they own. In addition, to the Seller's Knowledge, all tangible properties used in the businesses of Seller Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with the Seller's past practices.

        (b)   All Assets which are material to the Seller's business, held under leases or subleases by any of Seller Entities, are held under valid Contracts enforceable in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and each such Contract is in full force and effect.

        (c)   Seller Entities currently maintain insurance, including bankers' blanket bonds, with insurers of recognized financial responsibility, in amounts, scope, and coverage that are reasonable and customary for North Carolina community banks with under $750 million in assets. None of Seller Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any Seller Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any Seller Entity will not be covered by such insurance or bond. There are presently no claims for amounts exceeding $25,000 individually or in the aggregate pending under such policies of insurance or bonds, and no notices of claims in excess of such amount have been given by any Seller Entity under such policies. The Seller has made no claims, and no claims are contemplated to be made, under its directors' and officers' errors and omissions or bankers' blanket bond.

        (d)   The Assets of Seller Entities include all Assets required by Seller Entities to operate the business of Seller Entities as presently conducted.

        4.11    Intellectual Property.

        Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business, including sufficient rights in each copy possessed by each Seller Entity. Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with such Seller Entity's business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed. To Seller's Knowledge, no Seller Entity is in Default under any of its Intellectual Property licenses. To the Seller's Knowledge, no proceedings have been instituted, or are pending or to the Knowledge of the Seller threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold, or licensed by such Seller Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To the Seller's Knowledge, the conduct of the business of Seller Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, no Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, the Seller does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to a Seller Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Seller Entity, and to the Seller's Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a Seller Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Seller Entity. To the Seller's Knowledge, no officer, director, or employee of any Seller Entity is party to any confidentiality, non-solicitation, non-competition, or other Contract for the benefit of any Person other than a Seller Entity which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Seller Entity.

        4.12    Environmental Matters.

        (a)   The Seller has delivered, or caused to be delivered or made available to the Buyer, true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports and studies in the possession of any Seller Entity relating to its Participation Facilities and Operating Properties. To the Seller's Knowledge, there are no material violations of Environmental Laws on properties that secure loans made by the Seller or Bank.

        (b)   To the Seller's Knowledge, each Seller Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.

        (c)   There is no Litigation pending, and to the Seller's Knowledge there is no environmental enforcement action, investigation, or litigation threatened before any Governmental Authority or other forum in which any Seller Entity or any of its Operating Properties or Participation Facilities (or the Seller in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Seller Entity or any of its Operating Properties or Participation Facilities.

        (d)   During the period of (i) any Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) any Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, to the Seller's Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property. During and prior to the period of (i) the Seller Entity's ownership or operation of any of their respective current properties, (ii) any Seller Entity's participation in the management of any Participation Facility, or (iii) any Seller Entity's holding of a security interest in any Operating Property, there have been no violations of any Environmental Laws, including but not limited to unauthorized alterations of wetlands.

        4.13    Compliance with Laws.

        (a)   The Seller is a bank holding company duly registered and in good standing as such with the Federal Reserve.

        (b)   Compliance with Permits, Laws and Orders.

            (i)  To the Seller's Knowledge, each of Seller Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

           (ii)  To the Seller's Knowledge, none of Seller Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.

          (iii)  None of Seller Entities has received any notification or communication from any Governmental Authority (A) asserting that the Seller or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring the Seller or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.

          (iv)  There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of the Seller or any of its Subsidiaries, (B) are no notices or correspondence received by the Seller with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to the Seller's or any of the Seller's Subsidiaries' business, operations, policies, or procedures since its inception, and (C) is not any pending or, to the Seller's Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

           (v)  None of the Seller Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

          (vi)  Each Seller Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Seller Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

        4.14    Labor Relations.

        (a)   No Seller Entity is the subject of any Litigation asserting that it or any other Seller Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Seller Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Seller Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to the Seller's relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout, or other job action or labor dispute involving any Seller Entity pending or threatened and there have been no such actions or disputes in the past five years. To the Seller's Knowledge, there has not been any attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity. Except as disclosed in Section 4.14 of the Seller Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Seller Entity is terminable at will by the relevant Seller Entity without (i) any penalty, liability, or severance obligation incurred by any Seller Entity, (ii) and in all cases without prior consent by any Governmental Authority. No Seller Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations except as disclosed in Section 4.14 of the Seller Disclosure Memorandum.

        (b)   To the Seller's Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

        (c)   No Seller Entity has effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Seller Entity; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of any Seller Entity; and no Seller Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of any Seller Entity's employees has suffered an "employment loss" (as defined in the WARN Act) since six months prior to the Closing Date.

        (d)   Section 4.14 of the Seller Disclosure Memorandum contains a list of all independent contractors of each Seller Entity (separately listed by Seller Entity) and each such Person meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws) and no such Person is an employee of any Seller Entity under any applicable Law.

        4.15    Employee Benefit Plans.

        (a)   The Seller has disclosed in Section 4.15 of the Seller Disclosure Memorandum, and has delivered or made available to the Buyer prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Seller Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a "Seller Benefit Plan," and collectively, the "Seller Benefit Plans") and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which any Seller Entity or ERISA Affiliate has or reasonably could have any obligation or Liability. Any of the Seller Benefit Plans which is an "employee pension benefit plan," as that term is defined in ERISA Section 3(2), is referred to herein as a "Seller ERISA Plan." Each Seller ERISA Plan which is also a "defined benefit plan" (as defined in Code Section 414(j)) is referred to herein as a "Seller Pension Plan," and is identified as such in Section 4.15 of the Seller Disclosure Memorandum.

        (b)   The Seller has delivered or made available to the Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the United States Internal Revenue Service ("IRS"), the United States Department of Labor ("DOL") or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

        (c)   Each Seller Benefit Plan is in material compliance with the terms of such Seller Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws. Each Seller ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS that is still in effect and applies to the Seller ERISA Plan as amended and as administered or, within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Seller ERISA Plan as amended and as administered. The Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter. The Seller has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any Seller Benefit Plan with applicable Laws. No Seller Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.

        (d)   There has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of the Seller which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. To the Seller's Knowledge, neither the Seller nor any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Seller or the Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. To the Seller's Knowledge, there are no unresolved claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Seller Benefit Plan.

        (e)   All Seller Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL, and distributed to participants of the Seller Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

        (f)    To the Seller's Knowledge, no "party in interest" (as defined in ERISA Section 3(14)) or "disqualified person" (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt "prohibited transaction" (described in Code Section 4975(c) or ERISA Section 406).

        (g)   No Seller Entity has, or ever has had, a Seller Pension Plan, or any plan that is or was subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA. There is no Lien nor is there expected to be a Lien under Code Section 412(n) or ERISA Section 302(f) or Tax under Code Section 4971 applicable to any Seller Entity or any Seller Entity's Assets. Neither the Seller nor any of its ERISA Affiliates is subject to or can reasonably be expected to become subject to a Lien under Code Section 401(a)(29). All premiums required to be paid under ERISA Section 4006, if any, have been timely paid by the Seller and by its ERISA Affiliates.

        (h)   No Liability under Title IV of ERISA has been or is expected to be incurred by the Seller or its ERISA Affiliates and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by the Seller or its ERISA Affiliates with respect to any ongoing, frozen, terminated, or other single-employer plan of the Seller or the single-employer plan of any ERISA Affiliate. There has been no "reportable event," within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated or other single employer plan of the Seller or of an ERISA Affiliate.

        (i)    Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, no Seller Entity has any Liability for retiree health or life benefits under any of the Seller Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such Seller Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Code Section 4980B. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan, or other plan or arrangement, and no circumstance exists which could give rise to such Taxes.

        (j)    Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Seller Entity from any Seller Entity under any Seller Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Seller Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any Seller Entity or the rights of any Seller Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any Seller Entity, or change any rights or obligations of any Seller Entity with respect to such insurance.

        (k)   Section 4.15 of the Seller Disclosure Memorandum sets forth the following: (A) the maximum amount of all payments and benefits to which each individual set forth on such Seller Disclosure Memorandum is entitled to receive, pursuant to all employment, salary continuation, bonus, change in control, and all other agreements, plans and arrangements, in connection with a termination of employment before or following, or otherwise in connection with or contingent upon, the transactions contemplated under this Agreement (each such total amount in respect of each such individual, the "Change in Control Benefit"), other than the payment any such individual shall otherwise be entitled to receive as a gross-up payment in respect of any excise tax imposed on the individual pursuant to Section 4999 of the Code as calculated pursuant to the applicable agreement (each such payment, a "Gross-Up Payment"); (B) the amount of any Gross-Up Payment payable to each such individual; and (C) the maximum aggregate amount of all Change in Control Benefits and Gross-Up Payments.

        (l)    Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, no Seller Benefit Plan is or has been funded by, associated with, or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code, a "welfare benefit fund" within the meaning of Section 419 of the Code, a "qualified asset account" within the meaning of Section 419A of the Code or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA. The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on Seller Financial Statements to the extent required by and in accordance with GAAP.

        (m)  Each Seller Benefit Plan which is a "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans or is not required to comply therewith due to its grandfathered status under Section 409A of the Code.

        (n)   All individuals who render services to any Seller Entity and who are authorized to participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to and authorized to participate in such Seller Benefit Plan.

        (o)   Neither the Seller nor any of its ERISA Affiliates has had an "obligation to contribute" (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)).

        (p)   Except as disclosed in Section 4.15 of the Seller Disclosure Memorandum, there are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as the Seller presently holds. Each Seller Entity will, upon the execution and delivery of this Agreement, and will continue to have, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.

        4.16    Material Contracts.

        (a)   Except as disclosed in Section 4.16 of the Seller Disclosure Memorandum or otherwise reflected in Seller Financial Statements, none of Seller Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of the Seller's business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of the Seller's business), (iii) any Contract which prohibits or restricts any Seller Entity or any personnel of a Seller Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or "shrink-wrap" software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Seller Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of contracts not in excess of $25,000), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-K filed by the Seller as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act (together with all Contracts referred to in Sections 4.11 and 4.15(a), the "Seller Contracts").

        (b)   With respect to each Seller Contract and except as disclosed in Section 4.16(b) of the Seller Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Seller Entity is in Default thereunder; (iii) no Seller Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to the Seller's Knowledge, in Default in any respect or has repudiated or waived any material provision thereunder; and (v) no consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. Section 4.16(b) of the Seller Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $50,000. All of the indebtedness of any Seller Entity for money borrowed is prepayable at any time by such Seller Entity without penalty, premium or charge, except as specified in Section 4.16(b) of the Seller Disclosure Memorandum.

        4.17    Privacy of Customer Information.

        (a)   Each Seller Entity is the sole owner of all individually identifiable personal information relating to an identifiable or identified natural person ("IIPI"), relating to customers, former customers, and prospective customers that will be transferred to the Buyer and Buyer Entities pursuant to this Agreement.

        (b)   Each Seller Entity's collection and use of such IIPI, the transfer of such IIPI to the Buyer and Buyer Entities, and the use of such IIPI by Buyer Entities as contemplated by this Agreement, complies with the Seller's privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and all other applicable privacy Laws, and any Seller Entity Contract and industry standards relating to privacy.

        4.18    Legal Proceedings.

        Except as disclosed in Section 4.18 of the Seller Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of the Seller, threatened (or unasserted but considered probable of assertion) against any Seller Entity, or to the Seller's Knowledge, against any director, officer, employee, or agent of any Seller Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of a Seller Entity or Employee Benefit Plan of any Seller Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Seller Entity. No claim for indemnity has been made or, to the Seller's Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any Seller Entity and to the Seller's Knowledge, no basis for any such claim exists.

        4.19    Reports.

        Except as disclosed in Section 4.19 of the Seller Disclosure Memorandum, since July 1, 2003, each Seller Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 4.19, Seller Entities may have made immaterial late filings, which are disclosed in Section 4.19 of the Seller Disclosure Memorandum.

        4.20    Books and Records.

        The Seller and each Seller Entity maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management's authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Seller and to maintain accountability for the Seller's consolidated Assets; (c) access to the Seller's Assets is permitted only in accordance with management's authorization; (d) the reporting of the Seller's Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

        4.21    Loans to Executive Officers and Directors.

        Except as disclosed in Section 4.21 of the Seller Disclosure Memorandum, the Seller has not, since its inception, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Seller, except as permitted by Section 13(k) of the Exchange Act and Federal Reserve Regulation O. Section 4.21 of the Seller Disclosure Memorandum identifies any loan or extension of credit maintained by the Seller after January 1, 2003 to which the second sentence of Section 13(k)(1) of the Exchange Act applies or would apply if the Seller were subject to such Section.

        4.22    Certain Actions.

        No Seller Entity or, to the Seller's Knowledge, any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b).

        4.23    State Takeover Laws.

        Except as disclosed in Section 4.23 of the Seller Disclosure Memorandum, each Seller Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws, (collectively, "Takeover Laws").

        4.24    Brokers and Finders; Opinion of Financial Advisor.

        Except for Seller Financial Advisor, neither the Seller nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder's or other such fees in connection with this Agreement or the transactions contemplated hereby. The Seller has received the written opinion of Seller Financial Advisor, dated the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Seller Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been or will be delivered to the Buyer.

        4.25    Board Recommendation.

        The board of directors of the Seller, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, taken together, are fair to and in the best interests of the Seller's shareholders and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Seller Common Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of the Seller's shareholders to consider this Agreement, the Merger, and the related transactions.

        4.26    Statements True and Correct.

        (a)   No statement, certificate, instrument, or other writing furnished or to be furnished by any Seller Entity or any Affiliate thereof to the Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by the Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in any Joint Proxy Statement/Prospectus to be mailed to the Seller's and the Buyer's shareholders in connection with the Seller's and Buyer's Shareholders' Meetings, and any other documents to be filed by any Seller Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the shareholders of the Seller be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Seller's Shareholders' Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Seller's Shareholders' Meeting.

        (c)   All documents that any Seller Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

        4.27    Delivery of Seller Disclosure Memorandum.

        The Seller has delivered to the Buyer a complete Seller Disclosure Memorandum.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

        The Buyer represents and warrants to the Seller, except as set forth on the Buyer Disclosure Memorandum with respect to each such Section below, as follows:

        5.1    Organization, Standing, and Power.

        The Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina and is a bank holding company within the meaning of the BHCA.

Yadkin Valley Bank and Trust Company is a banking corporation duly registered, validly existing and in good standing under the laws of the State of North Carolina. Each of the Buyer and Yadkin Valley Bank and Trust Company has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of the Buyer and Yadkin Valley Bank and Trust Company is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Yadkin Valley Bank and Trust Company is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by Yadkin Valley Bank and Trust Company are insured, up to the applicable limits, by the FDIC's Deposit Insurance Fund.

        5.2    Authority of Buyer; No Breach By Agreement.

        (a)   The Buyer has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, as required by Sections 8.1(b) and 8.1(c) and by the Buyer's shareholders in accordance with this Agreement and the NCBCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Buyer, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of the Buyer Common Stock, which is the only Buyer shareholder vote required for approval of this Agreement and consummation of the Merger. Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and receipt of such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

        (b)   Neither the execution and delivery of this Agreement by the Buyer, nor the consummation by the Buyer and Yadkin Valley Bank and Trust Company of the transactions contemplated hereby, nor compliance by the Buyer and Yadkin Valley Bank and Trust Company with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Buyer's articles of incorporation or bylaws or the articles of incorporation or bylaws of Yadkin Valley Bank and Trust Company or any resolution adopted by the board of directors or the shareholders of any Buyer Entity, or (ii) except as disclosed in Section 5.2 of the Buyer Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b) and (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets (including any Buyer Entity or any Buyer Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any Buyer Entity or any Buyer Entity being reassessed or revalued by any Regulatory Authority).

        (c)   Other than in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any

Governmental Authority is necessary for the consummation by the Buyer of the Merger and the other transactions contemplated in this Agreement.

        5.3    Capital Stock.

        (a)   The authorized capital stock of the Buyer consists of 20,000,000 shares of the Buyer Common Stock, of which 11,531,919 shares are issued and outstanding as of the date of this Agreement, 482,165 shares are reserved for issuance pursuant to outstanding Buyer Options, and 1,000,000 shares of the Buyer preferred stock, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of the Buyer are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of the Buyer has been issued in violation of any preemptive rights of the current or past shareholders of the Buyer.

        (b)   Except as specifically set forth in this Section 5.3, there are no shares of the Buyer capital stock or other equity securities of the Buyer outstanding and there are no outstanding Rights with respect to any the Seller securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange or issuance of any securities of the Buyer.

        5.4    Buyer Subsidiaries.

        The Buyer has no Subsidiaries except as set forth in Section 5.4 of the Buyer Disclosure Memorandum and the Buyer owns all of the equity interests in each of its Subsidiaries. No capital stock (or other equity interest) of any such Subsidiary is or may become required to be issued (other than to another Buyer Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another Buyer Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Buyer Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another Buyer Entity). There are no Contracts relating to the rights of any Buyer Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any such Subsidiary. All of the shares of capital stock (or other equity interests) of each Subsidiary are fully paid and nonassessable and are owned directly or indirectly by the Buyer free and clear of any Lien (except, in the case of Yadkin Valley Bank and Trust Company, to the extent provided in Section 53- 42 of the North Carolina General Statutes). Each Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

        5.5    Exchange Act Filings; Securities Offerings; Financial Statements.

        (a)   Except as disclosed in Section 5.5 of the Buyer Disclosure Memorandum, the Buyer has timely filed and made available to the Seller all Exchange Act Documents required to be filed by the Buyer since January 1, 2003 (the "the Buyer Exchange Act Reports"). The Buyer Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports not misleading. Each offering or sale of securities by the Buyer (i) was either registered under the Securities Act or made pursuant to a valid exemption from registration, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late "blue sky" filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents not misleading. The Buyer's principal executive officer and principal financial officer have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to the Buyer Exchange Act Reports to the extent such rules or regulations applied at the time of the filing. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes—Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Buyer nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications. No Buyer Subsidiary is required to file any Exchange Act Documents.

        (b)   Each of the Buyer Financial Statements (including, in each case, any related notes) that are contained in the Buyer Exchange Act Reports, including any Seller Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the Exchange Act, was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), fairly presented the consolidated financial position of the Buyer and Yadkin Valley Bank and Trust Company as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and were certified to the extent required by the Sarbanes-Oxley Act.

        (c)   The Buyer's independent public accountants, which have expressed their opinion with respect to the Financial Statements of the Buyer and its Subsidiaries whether or not included in the Buyer's Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) "independent" with respect to the Buyer within the meaning of Regulation S-X, and (z) with respect to the Buyer, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. Section 5.5(c) of the Buyer Disclosure Memorandum lists all non-audit services performed by the Buyer's independent public accountants for the Buyer or Yadkin Valley Bank and Trust Company.

        (d)   The Buyer maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information relating to the Buyer and its Subsidiaries is made known on a timely basis to the Buyer's principal executive officer and the Buyer's principal financial officer.

        5.6    Absence of Undisclosed Liabilities.

        No Buyer Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of the Buyer as of June 30, 2008, included in the Buyer Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Section 5.6 of the Buyer Disclosure Memorandum lists, and the Buyer has attached and delivered to the Seller copies of the documentation creating or governing, all securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(a)(4) of Regulation S-K of the Exchange Act) effected by the Buyer or its Subsidiaries other than letters of credit and unfunded loan commitments or credit lines. Except as disclosed in Section 5.6 of the Buyer Disclosure Memorandum or as reflected on the Buyer's balance sheet at June 30, 2008, no Buyer Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000 and any amounts, whether or not in excess of $50,000 that, in the aggregate, exceed $100,000. Except (x) as reflected in the Buyer's balance sheet at June 30, 2008 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since June 30, 2008 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither the Buyer nor any of its Subsidiaries has any Material Liabilities or obligations of any nature.

        5.7    Absence of Certain Changes or Events.

        Except as disclosed in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Buyer Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) none of the Buyer Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of the Buyer provided in this Agreement, and (iii) since December 31, 2007, the Buyer Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

        5.8    Tax Matters.

        (a)   All Buyer Entities have timely filed with the appropriate Taxing Authorities, all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Buyer Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Buyer Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any Buyer Entity. No claim has ever been made by an authority in a jurisdiction where any Buyer Entity does not file a Tax Return that such Buyer Entity may be subject to Taxes by that jurisdiction.

        (b)   None of the Buyer Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, or examinations regarding any Taxes of any Buyer Entity or the assets of any Buyer Entity. No officer or employee responsible for Tax matters of any Buyer Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of the Buyer which, by application of the same or similar principles, could be expected to result in a deficiency for any subsequent taxable period. None of the Buyer Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

        (c)   Each Buyer Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

        (d)   The unpaid Taxes of each Buyer Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto) for such Buyer Entity and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Buyer Entities in filing their Tax Returns.

        (e)   Except as described in Section 5.8(e) of the Buyer Disclosure Memorandum, none of the Buyer Entities is a party to any Tax allocation or sharing agreement and none of the Buyer Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

        (f)    During the five-year period ending on the date hereof, none of the Buyer Entities was a "distributing corporation" or a "controlled corporation" as defined in, and in a transaction intended to be governed by Section 355 of the Code.

        (g)   Except as disclosed in Section 5.8(g) of the Buyer Disclosure Memorandum, none of the Buyer Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. None of the Buyer Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no taxable income of the Buyer that will be required under applicable tax law to be reported by the Buyer, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. Any net operating losses of the Buyer Entities disclosed in Section 5.8(g) of the Buyer Disclosure Memorandum are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code, to the best of the Buyer's knowledge, or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

        (h)   Each Buyer Entity is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

        (i)    No Buyer Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

        (j)    No property owned by any Buyer Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code, (iii) "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code, (iv) "limited use property" within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

        (k)   No Buyer Entity has any "corporate acquisition indebtedness" within the meaning of Section 279 of the Code.

        (l)    The Buyer has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

        (m)  No Buyer Entity has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

        (n)   The Buyer has made available to the Seller complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Buyer Entities relating to the taxable periods since inception and (ii) any audit report issued within the last four years relating to any Taxes due from or with respect to the Buyer Entities.

        (o)   No Buyer Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by any Buyer Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Buyer Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

        (p)   No Buyer Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

        (q)   For purposes of this Section 5.8, any reference to the Buyer or any Buyer Entity shall be deemed to include any Person which merged with or was liquidated into or otherwise combined with the Buyer or a Buyer Entity.

        5.9    Allowance for Loan Losses; Loan and Investment Portfolio, etc.

        (a)   The Buyer's Allowance shown on the balance sheets of the Buyer included in the most recent the Buyer Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the balance sheets of the Buyer included in the Buyer Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan, lease and securities portfolios (including accrued interest receivables, letters of credit, and commitments to make loans or extend credit), by the Buyer Entities as of the dates thereof. The Buyer Financial Statements fairly present the values of all loans, leases, tangible and intangible assets and liabilities, and any impairments thereof on the bases set forth therein.

        (b)   As of the date hereof, all loans, discounts and leases (in which any Buyer Entity is lessor) reflected on the Buyer Financial Statements were in all material respects, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will in all material respects, be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal and binding obligations of the obligors thereof, (b) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (c) to the extent secured, have been secured, to the Knowledge of the Buyer, by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts and financing leases as of July 31, 2008 and on a monthly basis thereafter, and of the investment portfolios of each Buyer Entity as of such date, have been and will be made available to the Seller concurrently with the Buyer Disclosure Memorandum. Except as specifically set forth in Section 5.9(b) of the Buyer Disclosure Memorandum, neither the Buyer nor Yadkin Valley

Bank and Trust Company is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) to the Buyer's Knowledge, otherwise in material default for more than 30 days, (iii) classified as "substandard," "doubtful," "loss," "other assets especially mentioned" or any comparable classification by the Buyer or by any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or 10% shareholder of any Buyer Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in material violation of any Law.

        (c)   Section 5.9 of the Buyer Disclosure Memorandum includes a listing of all securities owned, of record or beneficially, by any of the Buyer Entities as of June 30, 2008. All securities owned, of record or beneficially, by any of the Buyer Entities as of the date hereof are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges to secure public funds deposits, and sales of securities under agreements to repurchase, entered into by the Buyer in the ordinary course of its business with its customers, and restrictions imposed by and the rights of the issuers of such securities), which would materially impair the ability of any of the Buyer Entities to dispose freely of any such security and/or otherwise to realize the benefits of ownership at any time. There are no voting trusts or other agreements or undertakings to which any of the Buyer Entities is a party with respect to the voting of any such securities. With respect to all repurchase agreements under which any Buyer Entity has "purchased" securities under agreement to resell, it has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed to it which is secured by such collateral. Since June 30, 2008, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of the Buyer Entities securities portfolios as a whole.

        5.10    Assets.

        (a)   To the Buyer's Knowledge, except as disclosed in Section 5.10 of the Buyer Disclosure Memorandum or as disclosed or reserved against in the Buyer Financial Statements delivered prior to the date of this Agreement, the Buyer Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets that they own. In addition, to the Buyer's Knowledge, all tangible properties used in the businesses of the Buyer Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with the Buyer's past practices.

        (b)   All Assets which are material to the Buyer's business, held under leases or subleases by any of Buyer Entities, are held under valid Contracts enforceable in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and each such Contract is in full force and effect.

        (c)   The Buyer Entities currently maintain insurance, including bankers' blanket bonds, with insurers of recognized financial responsibility, similar in amounts, scope, and coverage to that maintained by other peer organizations. None of the Buyer Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any Buyer Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any Buyer Entity will not be covered by such insurance or bond. There are presently no claims for amounts exceeding $25,000 individually or in the aggregate pending under such policies of insurance or bonds, and no notices of claims in excess of such amount have been given by any Buyer Entity under such policies. The Buyer has made no claims, and no claims are contemplated to be made, under its directors' and officers' errors and omissions or bankers' blanket bond.

        (d)   The Assets of the Buyer Entities include all Assets required by the Buyer Entities to operate the business of the Buyer Entities as presently conducted.

        5.11    Intellectual Property.

        Except as disclosed in Section 5.11 of the Buyer Disclosure Memorandum, each Buyer Entity owns or has a license to use all of the Intellectual Property used by such Buyer Entity in the course of its business, including sufficient rights in each copy possessed by each Buyer Entity. Each Buyer Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Buyer Entity in connection with such Buyer Entity's business operations, and such Buyer Entity has the right to convey by sale or license any Intellectual Property so conveyed. To Buyer's Knowledge, no Buyer Entity is in Default under any of its Intellectual Property licenses. To the Buyer's Knowledge, no proceedings have been instituted, or are pending or to the Knowledge of the Buyer threatened, which challenge the rights of any Buyer Entity with respect to Intellectual Property used, sold, or licensed by such Buyer Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To the Buyer's Knowledge, the conduct of the business of the Buyer Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.11 of the Buyer Disclosure Memorandum, no Buyer Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 5.11 of the Buyer Disclosure Memorandum, the Buyer does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to a the Buyer Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Buyer Entity, and to the Buyer's Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a Buyer Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Buyer Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Buyer Entity. To the Buyer's Knowledge, no officer, director, or employee of any Buyer Entity is party to any confidentiality, non-solicitation, non-competition, or other Contract for the benefit of any Person other than a Buyer Entity which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Buyer Entity.

        5.12    Environmental Matters.

        (a)   The Buyer has delivered, or caused to be delivered or made available to the Seller, true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports and studies in the possession of any Buyer Entity relating to its Participation Facilities and Operating Properties. To the Buyer's Knowledge, there are no material violations of Environmental Laws on properties that secure loans made by the Buyer or Yadkin Valley Bank and Trust Company.

        (b)   To the Buyer's Knowledge, each Buyer Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

        (c)   There is no Litigation pending, and to the Buyer's Knowledge there is no environmental enforcement action, investigation, or litigation threatened before any Governmental Authority or other forum in which any Buyer Entity or any of its Operating Properties or Participation Facilities (or the Buyer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Buyer Entity or any of its Operating Properties or Participation Facilities.

        (d)   During the period of (i) any Buyer Entity's ownership or operation of any of their respective current properties, (ii) any Buyer Entity's participation in the management of any Participation Facility, or (iii) any Buyer Entity's holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) any Buyer Entity's ownership or operation of any of their respective current properties, (ii) any Buyer Entity's participation in the management of any Participation Facility, or (iii) any Buyer Entity's holding of a security interest in any Operating Property, to the Buyer's Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property. During and prior to the period of (i) the Buyer Entity's ownership or operation of any of their respective current properties, (ii) any Buyer Entity's participation in the management of any Participation Facility, or (iii) any Buyer Entity's holding of a security interest in any Operating Property, there have been no violations of any Environmental Laws, including but not limited to unauthorized alterations of wetlands.

        5.13    Compliance with Laws.

        The Buyer is a bank holding company duly registered and in good standing as such with the Federal Reserve.

        (a)   Compliance with Permits, Laws and Orders.

            (i)  To the Buyer's Knowledge, each of the Buyer Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

           (ii)  To the Buyer's Knowledge, none of the Buyer Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.

          (iii)  None of the Buyer Entities has received any notification or communication from any Governmental Authority (A) asserting that the Buyer or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring the Buyer or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.

          (iv)  There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of the Buyer or any of its Subsidiaries, (B) are no notices or correspondence received by the Buyer with respect to formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to the Buyer's or any of the Buyer's Subsidiaries' business, operations, policies, or procedures since its inception, and (C) is not any pending or, to the Buyer's

  Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

           (v)  None of the Buyer Entities nor any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

          (vi)  Each Buyer Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Buyer Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

        5.14    Labor Relations.

        (a)   No Buyer Entity is the subject of any Litigation asserting that it or any other Buyer Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Buyer Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Buyer Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to the Buyer's relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout, or other job action or labor dispute involving any Buyer Entity pending or threatened and there have been no such actions or disputes in the past five years. To the Buyer's Knowledge, there has not been any attempt by any Buyer Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Buyer Entity. Except as disclosed in Section 5.14 of the Buyer Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Buyer Entity is terminable at will by the relevant Buyer Entity without (i) any penalty, liability, or severance obligation incurred by any Buyer Entity, (ii) and in all cases without prior consent by any Governmental Authority. No Buyer Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations except as disclosed in Section 5.14 of the Buyer Disclosure Memorandum.

        (b)   To the Buyer's Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

        (c)   No Buyer Entity has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Buyer Entity; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of any Buyer Entity; and no Buyer Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of any Buyer Entity's employees has suffered an "employment loss" (as defined in the WARN Act) since six months prior to the Closing Date.

        5.15    Employee Benefit Plans.

        (a)   The Buyer has disclosed in Section 5.15 of the Buyer Disclosure Memorandum, and has delivered or made available to the Seller prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Buyer Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a "Buyer Benefit Plan," and collectively, the "Buyer Benefit Plans") and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which any Buyer Entity or ERISA Affiliate has or reasonably could have any obligation or Liability. Any of the Buyer Benefit Plans which is an "employee pension benefit plan," as that term is defined in ERISA Section 3(2), is referred to herein as a "Seller ERISA Plan." Each Buyer ERISA Plan which is also a "defined benefit plan" (as defined in Code Section 414(j)) is referred to herein as a "Buyer Pension Plan," and is identified as such in Section 5.15 of the Buyer Disclosure Memorandum.

        (b)   The Buyer has delivered or made available to the Seller prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the IRS, DOL, or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

        (c)   Each Buyer Benefit Plan is in material compliance with the terms of such Buyer Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any other applicable Laws. Each Buyer ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS that is still in effect and applies to the Buyer ERISA Plan as amended and as administered or, within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Buyer ERISA Plan as amended and as administered. The Buyer is not aware of any circumstances likely to result in revocation of any such favorable determination letter. The Buyer has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any Buyer Benefit Plan with applicable Laws. No Buyer Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.

        (d)   There has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of the Buyer which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. To the Buyer's Knowledge, neither the Buyer nor any administrator or fiduciary of any Buyer Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Buyer or the Seller to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. To the Buyer's Knowledge, there are no unresolved claims or disputes under the terms of, or in connection with, the Buyer Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Buyer Benefit Plan.

        (e)   All Buyer Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Buyer Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL, and distributed to participants of the Buyer Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

        (f)    To the Buyer's Knowledge, no "party in interest" (as defined in ERISA Section 3(14)) or "disqualified person" (as defined in Code Section 4975(e)(2)) of any Buyer Benefit Plan has engaged in any nonexempt "prohibited transaction" (described in Code Section 4975(c) or ERISA Section 406).

        (g)   No Buyer Entity has, or ever has had, a Buyer Pension Plan, or any plan that is or was subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA. There is no Lien nor is there expected to be a Lien under Code Section 412(n) or ERISA Section 302(f) or Tax under Code Section 4971 applicable to any Buyer Entity or any Buyer Entity's Assets. Neither the Buyer nor any of its ERISA Affiliates is subject to or can reasonably be expected to become subject to a Lien under Code Section 401(a)(29). All premiums required to be paid under ERISA Section 4006, if any, have been timely paid by the Buyer and by its ERISA Affiliates.

        (h)   No Liability under Title IV of ERISA has been or is expected to be incurred by the Buyer or its ERISA Affiliates and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by the Buyer or its ERISA Affiliates with respect to any ongoing, frozen, terminated, or other single-employer plan of the Buyer or the single-employer plan of any ERISA Affiliate. There has been no "reportable event," within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated or other single employer plan of the Buyer or of an ERISA Affiliate.

        (i)    Except as disclosed in Section 5.15 of the Buyer Disclosure Memorandum, no Buyer Entity has any Liability for retiree health or life benefits under any of the Buyer Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such Buyer Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Code Section 4980B. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Buyer Benefit Plan, or other plan or arrangement, and no circumstance exists which could give rise to such Taxes.

        (j)    Except as disclosed in Section 5.15 of the Buyer Disclosure Memorandum, no Buyer Benefit Plan is or has been funded by, associated with, or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code, a "welfare benefit fund" within the meaning of Section 419 of the Code, a "qualified asset account" within the meaning of Section 419A of the Code or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA. The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Buyer Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Buyer Financial Statements to the extent required by and in accordance with GAAP.

        (k)   Each Buyer Benefit Plan which is a "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans or is not required to comply therewith due to its grandfathered status under Section 409A of the Code.

        (l)    All individuals who render services to any Buyer Entity and who are authorized to participate in a Buyer Benefit Plan pursuant to the terms of such Buyer Benefit Plan are in fact eligible to and authorized to participate in such Buyer Benefit Plan.

        (m)  Neither the Buyer nor any of its ERISA Affiliates has had an "obligation to contribute" (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)).

        5.16    Material Contracts.

        (a)   Except as disclosed in Section 5.16 of the Buyer Disclosure Memorandum or otherwise reflected in Buyer Financial Statements, none of Buyer Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any Buyer Entity or the guarantee by any Buyer Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of the Buyer's business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of the Buyer's business), (iii) any Contract which prohibits or restricts any Buyer Entity or any personnel of a Buyer Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or "shrink-wrap" software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Buyer Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of contracts not in excess of $25,000), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-K filed by the Buyer of the date of this Agreement pursuant to the reporting requirements of the Exchange Act (together with all Contracts referred to in Sections 5.11 and 5.15(a), the "Buyer Contracts").

        (b)   With respect to each Buyer Contract and except as disclosed in Section 5.16(b) of the Buyer Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Buyer Entity is in Default thereunder; (iii) no Buyer Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to the Buyer's Knowledge, in Default in any respect or has repudiated or waived any material provision thereunder; and (v) no consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. Section 5.16(b) of the Buyer Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $50,000. All of the indebtedness of any Buyer Entity for money borrowed is prepayable at any time by such Buyer Entity without penalty, premium or charge, except as specified in Section 5.16(b) of the Buyer Disclosure Memorandum.

        5.17    Privacy of Customer Information.

        (a)   Each Buyer Entity is the sole owner of all IIPI, relating to customers, former customers, and prospective customers.

        (b)   Each Buyer Entity's collection and use of such IIPI complies with the Buyer's privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and all other applicable privacy Laws, and any Buyer Entity Contract and industry standards relating to privacy.

        5.18    Legal Proceedings.

        Except as disclosed in Section 5.18 of the Buyer Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of the Buyer, threatened (or unasserted but considered probable of assertion) against any Buyer Entity, or to the Buyer's Knowledge, against any director, officer, employee, or agent of any Buyer Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of a Buyer Entity or Employee Benefit Plan of any Buyer Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Buyer Entity. No claim for indemnity has been made or, to the Buyer's Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any Buyer Entity and to the Buyer's knowledge, no basis for any such claim exists.

        5.19    Reports.

        Except as disclosed in Section 5.19 of the Buyer Disclosure Memorandum, since July 1, 2003, each Buyer Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 5.17, Buyer Entities may have made immaterial late filings, which are disclosed in Section 5.17 of the Buyer Disclosure Memorandum.

        5.20    Books and Records.

        The Buyer and each Buyer Entity maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management's authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Buyer and to maintain accountability for the Buyer's consolidated Assets; (c) access to the Buyer's Assets is permitted only in accordance with management's authorization; (d) the reporting of the Buyer's Assets is compared with existing Assets at regular intervals; and (e) accounts, notes, and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

        5.21    Loans to Executive Officers and Directors.

        Except as disclosed in Section 5.20 of the Buyer Disclosure Memorandum, the Buyer has not, since its inception, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Buyer, except as permitted by Section 13(k) of the Exchange Act and Federal Reserve Regulation O. Section 5.19 of the Buyer Disclosure Memorandum identifies any loan or extension of credit maintained by the Buyer after January 1, 2003 to which the second sentence of Section 13(k)(1) of the Exchange Act applies or would apply if the Buyer were subject to such Section.

        5.22    Certain Actions.

        No Buyer Entity or, to the Buyer's Knowledge, any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b).

        5.23    State Takeover Laws.

        Except as disclosed in Section 5.23 of the Buyer Disclosure Memorandum, each Buyer Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Laws.

        5.24    Brokers and Finders.

        Except for Buyer Financial Advisor, neither the Buyer nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder's or other such fees in connection with this Agreement or the transactions contemplated hereby.

        5.25    Board Recommendation.

        The board of directors of the Buyer, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, taken together, are fair to and in the best interests of the Buyer's shareholders and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of the Buyer Common Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of the Buyer's shareholders to consider this Agreement, the Merger, and the related transactions.

        5.26    Available Consideration.

        The Buyer has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued Buyer Common Stock and all funds necessary for the issuance and payment of the Merger Consideration and has funds available to it to satisfy its payment obligations under this Agreement.

        5.27    Statements True and Correct.

        (a)   No statement, certificate, instrument, or other writing furnished or to be furnished by any Buyer Entity or any Affiliate thereof to the Seller pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (b)   None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by the Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in any Joint Proxy Statement/Prospectus to be mailed to the Seller and the Buyer's shareholders in connection with the Seller's and the Buyer's Shareholders' Meetings, and any other documents to be filed by any Buyer Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement/Prospectus, when first mailed to the shareholders of the Buyer be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Buyer's Shareholders' Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Buyer's Shareholders' Meeting.

        (c)   All documents that any Buyer Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

        5.28    Delivery of the Buyer Disclosure Memorandum.

        The Buyer has delivered to the Seller a complete Buyer Disclosure Memorandum.

ARTICLE 6
CONDUCT OF BUSINESS PENDING CONSUMMATION

        6.1    Affirmative Covenants.

        (a)   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Buyer shall have been obtained, and except as otherwise expressly contemplated herein, the Seller shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, (iv) use its best efforts to provide all information requested by the Buyer related to loans or other transactions made by the Seller with a value equal to or exceeding $500,000, (v) consult with the Buyer prior to entering into or making any loans or other transactions with a value equal to or exceeding $1,000,000, (vi) consult with the Buyer prior to entering into or making any loans that exceed regulatory loan to value guidelines, and (vii) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

        (b)   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Seller shall have been obtained, and except as otherwise expressly contemplated herein, the Buyer shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, and (iv) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

        (c)   The Seller and the Buyer each shall, and shall cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of such Seller and its Subsidiaries requested by the Buyer, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.

        (d)   Following the Effective Time, the Buyer shall compensate all members of its board of directors appointed pursuant to Section 2.3 in the same manner as every other member of its board of directors.

        6.2    Negative Covenants of Seller.

        From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the Buyer shall have been obtained, and except as otherwise expressly contemplated herein, the Seller covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

          (a)   amend the articles of incorporation, bylaws, or other governing instruments of any Seller Entity;

          (b)   incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $250,000 except in the ordinary course of the business of any Seller Entity consistent with past practices and that is prepayable without penalty, charge, or other payment (which exception shall include, for Seller Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from a Federal Reserve Bank or a Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities), or impose, or suffer the imposition, on any Asset of any Seller Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers' acceptances, "treasury tax and loan" accounts established in the ordinary course of the Bank's business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Seller Disclosure Memorandum);

          (c)   repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Seller Entity, or declare or pay any dividend or make any other distribution in respect of the Seller's capital stock, other than (1) a quarterly cash dividend of no more than $0.05 per share of Seller Common Stock consistent with past practice and (2) dividends from wholly owned Seller Subsidiaries to the Seller;

          (d)   issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Seller Common Stock, any other capital stock of any Seller Entity, or any Right, except pursuant to the exercise of Seller Options outstanding as of the date of the Agreement;

          (e)   adjust, split, combine, or reclassify any capital stock of any Seller Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Seller Common Stock, or sell, lease, mortgage, or otherwise dispose of (i) any shares of capital stock of any Seller Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;

          (f)    purchase any securities or make any material investment except in the ordinary course of business consistent with past practice, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Seller Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;

          (g)   except as contemplated by this Agreement or as may be required by existing Contract, (i) grant any bonus or increase in compensation or benefits to the employees, officers or directors of any Seller Entity (except in accordance with past practice and as disclosed on Schedule 6.2(g)),

  (ii) commit or agree to pay any severance or termination pay, or any stay or other bonus to any Seller director, officer or employee, (iii) enter into or amend any severance agreements with officers, employees, directors, independent contractors, or agents of any Seller Entity, (iv) change any fees or other compensation or other benefits to directors of any Seller Entity, or (v) waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, or reprice Rights granted under the Seller stock plans or authorize cash payments in exchange for any Rights; or (vi) accelerate or vest or commit or agree to accelerate or vest any amounts, benefits or rights payable by any Seller Entity; provided, however, that the Seller may (x) continue to make annual merit salary increases consistent with past practices, (y) pay all earned bonuses and incentive compensation and (z) pay bonuses to the management team for efforts associated with the Merger to the extent disclosed in Section 6.2(g) of the Seller Disclosure Memorandum;

          (h)   enter into or amend any employment Contract between any Seller Entity and any Person (unless such amendment is required by Law) that the Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time, except in the case of amendments to comply with Section 409A of the Internal Revenue Code;

          (i)    adopt any new employee benefit plan of any Seller Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans of any Seller Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by Law, the terms of such plans or consistent with past practice;

          (j)    make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, or GAAP;

          (k)   commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Seller Entity for money damages or restrictions upon the operations of any Seller Entity;

          (l)    enter into, modify, amend, or terminate any material Contract other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum and other than Contracts covered by Sections 6.2(b), (m), (n) and (o) or as otherwise permitted by Section 6.1(a)(v)or Section 7.9;

          (m)  except in the ordinary course of business consistent with past practice, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing;

          (n)   except in conformity with existing policies and practices, waive, release, compromise, or assign any material rights or claims, or make any adverse changes in the mix, rates, terms, or maturities of the Seller's deposits and other Liabilities;

          (o)   except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of the Seller or the Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

          (p)   restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

          (q)   make any capital expenditures in excess of $25,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

          (r)   except for completion of branches or offices in process, including the Bank's proposed branch in Rock Hill, South Carolina, establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office unless otherwise requested by the Buyer;

          (s)   take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;

          (t)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

          (u)   knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

          (v)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2;

          (w)  cause or permit its Allowance to be less than 1.50% of total loans; or

          (x)   take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the Merger.

        6.3    Adverse Changes in Condition.

        Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (iii) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.

        6.4    Reports.

        Each of the Buyer and its Subsidiaries and the Seller and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to the other Party copies of all such reports promptly after the same are filed. The Seller and its Subsidiaries shall also make available to the Buyer monthly financial statements and quarterly call reports. The financial statements of the Buyer and the Seller, whether or not contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports of the Buyer and the Seller filed under the Exchange Act or with any other

Regulatory Authority will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

ARTICLE 7
ADDITIONAL AGREEMENTS

        7.1    Shareholder Approvals.

        (a)   The Seller will submit to its shareholders this Agreement and any other matters required to be approved or adopted by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, the Seller will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene, and hold the Seller's Shareholders' Meeting as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement.

        (b)   Neither the board of directors of the Seller nor any committee thereof shall (i) except as expressly permitted by this Section, withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to the Buyer, the approval or recommendation of such board of directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Seller to enter into any letter of intent, agreement in principle, acquisition agreement, or other document, instrument, or agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the board of directors of the Seller determines in good faith that it has received a Superior Proposal and that the failure to accept the Superior Proposal would result in the board of directors of the Seller breaching its fiduciary duties to the Seller shareholders under applicable Law, the board of directors of the Seller may (subject to this and the following sentences) inform the Seller shareholders that it no longer believes that the Merger is advisable and no longer recommends approval and may (subject to this Section) approve or recommend a Superior Proposal (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger) (a "Subsequent Determination"), but only at a time that is after the fifth business day following the Buyer's receipt of written notice advising the Buyer that the board of directors of the Seller has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing), identifying the Person making such Superior Proposal and stating that it intends to make a Subsequent Determination. After providing such notice, the Seller shall provide the Buyer reasonable opportunity during this five business day period to make such adjustments in the terms and conditions of this Agreement as would enable the Seller to maintain or to proceed with its recommendation to its shareholders without a Subsequent Determination; provided, however, that any such adjustment shall be at the discretion of the Parties at the time. Notwithstanding any other provision of this Agreement, except to the extent prohibited by the NCBCA determined by the Seller after consultation with the Seller's counsel, the Seller shall submit this Agreement to its shareholders at the Seller's Shareholders' Meeting even if the board of directors of the Seller determines at any time after the date hereof that it is no longer advisable or recommends that the Seller shareholders reject it, in which case the board of directors of the Seller may communicate the basis for its lack of recommendation to the shareholders in the Proxy Statement/Prospectus or any appropriate amendment or supplement thereto.

        (c)   The Buyer will submit to its shareholders this Agreement and any other matters required to be approved or adopted by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, the Buyer will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene, and hold the Buyer's

Shareholders' Meeting as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement.

        7.2    Registration of Buyer Common Stock.

        (a)   As promptly as reasonably practicable following the date hereof, the Buyer shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the "Registration Statement"). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Seller's shareholders at the Seller's Shareholders' Meeting and to the Buyer's shareholders at the Buyer's Shareholders' Meeting. Such proxy materials shall also constitute the prospectus relating to the shares of Buyer Common Stock to be issued in the Merger (such proxy statement-prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus"). The Seller will furnish to the Buyer the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with the Buyer on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. The Buyer shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of the Buyer and the Seller will use their reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. The Buyer will advise the Seller, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to the Buyer or the Seller, or any of their respective affiliates, officers or directors, should be discovered by the Buyer or the Seller which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by the Buyer with the SEC and disseminated by the Parties to their respective shareholders.

        (b)   The Buyer shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of the Buyer and the Seller shall furnish all information concerning it and the holders of Seller Common Stock as may be reasonably requested in connection with any such action.

        (c)   Prior to the Effective Time, the Buyer shall take such action as shall be necessary to permit the additional shares of Buyer Common Stock to be issued by the Buyer in exchange for the shares of Seller Common Stock to be traded on the exchange on which Buyer Common Stock is listed.

        7.3    Other Offers, etc.

        (a)   No Seller Entity shall, nor shall it authorize or permit any of its Affiliates or Representatives to, directly or indirectly (i) solicit, initiate, encourage, or induce the making, submission, or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person or "Group" (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to Section 7.1(b), approve, endorse, or recommend any Acquisition Proposal, or (iv) subject to Section 7.1(b), enter into any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction; provided, however, that this Section 7.3 shall not prohibit a Seller Entity from furnishing nonpublic information regarding any Seller Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if (A) no Seller Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 7.3, (B) the board of directors of the Seller determines in its good faith judgment (based on, among other things, the advice of Seller Financial Advisor) that such Acquisition Proposal constitutes a Superior Proposal, (C) the board of directors of the Seller concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, as such duties would exist in the absence of this Section 7.3, to the shareholders of the Seller under applicable Law, (D) (1) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, the Seller gives the Buyer written notice of the identity of such Person or Group and of the Seller's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) the Seller receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the confidentiality terms of this Agreement, and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, the Seller furnishes such nonpublic information to the Buyer (to the extent such nonpublic information has not been previously furnished by the Seller to the Buyer). In addition to the foregoing, the Seller shall provide the Buyer with at least five business days' prior written notice of a meeting of the board of directors of the Seller at which meeting the board of directors of the Seller is reasonably expected to resolve to recommend a Superior Proposal to its shareholders and together with such notice a copy of the most recently proposed documentation relating to such Superior Proposal; provided, further, that the Seller hereby agrees promptly to provide to the Buyer any revised documentation and any Acquisition Agreement.

        (b)   In addition to the obligations of the Seller set forth in this Section 7.3, as promptly as practicable, after any of the directors or executive officers of the Seller become aware thereof, the Seller shall advise the Buyer of any request received by the Seller for nonpublic information which the Seller reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. The Seller shall keep the Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

        (c)   The Seller shall, and shall cause its Subsidiaries directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use and cause to be used all commercially reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

        (d)   Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

        7.4    Consents of Regulatory Authorities.

        The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

        7.5    Agreement as to Efforts to Consummate.

        Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its commercially reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

        7.6    Investigation and Confidentiality.

        (a)   Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests; provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, the Seller shall permit the Buyer's senior officers and independent auditors to meet with the senior officers of the Seller, including officers responsible for Seller Financial Statements, the internal controls of the Seller, and the disclosure controls and procedures of the Seller and the Seller's independent public accountants, to discuss such matters as the Buyer may deem reasonably necessary or appropriate for the Buyer to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act.

        (b)   In addition to each Party's obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

        (c)   The Seller shall use its commercially reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to the Seller to preserve the confidentiality of the information relating to Seller Entities provided to such Persons and their Affiliates and Representatives.

        (d)   Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

        7.7    Press Releases.

        Prior to the Effective Time, the Seller shall consult with the Buyer as to the form and substance of any press release, communication with the Seller Shareholders or the Buyer Shareholders, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

        7.8    Charter Provisions.

        Each Seller Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the articles of incorporation, bylaws, or other governing instruments of any Seller Entity or restrict or impair the ability of the Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.

        7.9    Employee Benefits and Contracts.

        (a)   All persons who are employees of Seller Entities immediately prior to the Effective Time and whose employment is not specifically terminated, if any, at or prior to the Effective Time (a "Continuing Employee") shall, at the Effective Time or the time of the Bank Merger, as applicable, become employees of the Buyer or Yadkin Valley Bank and Trust Company; provided, however, that in no event shall any of the employees of Seller Entities be officers of the Buyer or Yadkin Valley Bank and Trust Company, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position by the board of directors of the Buyer or Yadkin Valley Bank and Trust Company and in accordance with the bylaws of the Buyer or Yadkin Valley Bank and Trust Company. All of the Continuing Employees shall be employed at the will of Yadkin Valley Bank and Trust Company and no contractual right to employment shall inure to such employees because of this Agreement except as otherwise set forth in this Agreement. The Buyer shall provide a lump sum payment to those employees of Seller Entities identified on the Seller Disclosure Memorandum at Section 7.9(a)(1), as contemplated in the change of control severance agreements, in exchange for termination of the change in control severance agreements regardless of whether the employee remains employed with the Buyer or Yadkin Valley Bank and Trust Company, except to the extent that any such agreements are amended, modified, or terminated at or prior to the Effective Time.

        (b)   Simultaneously herewith, Randy P. Helton shall have entered into (1) a noncompete agreement with Yadkin Valley Bank and Trust Company substantially in the form of Exhibit C, and (2) a Settlement Agreement substantially in the form of Exhibit D.

        (c)   The Buyer will assume all existing change in control agreements of the Seller's employees, except to the extent that any such agreements are amended, modified, or terminated at or prior to the Effective Time.

        (d)   As of the Effective Time, each Continuing Employee shall be eligible to participate in the Buyer's 401(k) plan with full credit for prior service with the Seller for purposes of eligibility and vesting.

        (e)   Except as provided in the following sentence, as of the Effective Time, the Buyer shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to the Buyer employees except that any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar Seller plan at the Effective Time of the Merger. Notwithstanding the above, the Buyer may continue the Seller's health and other employee welfare benefit plans for each Continuing Employee as currently in place for the 2008 year and roll the Seller's employees into the Buyer's plans for 2009.

        (f)    Upon execution of this Agreement, each of the Seller's directors shall execute and deliver an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she will vote his or her shares of Seller Common Stock in favor of this Agreement and the transactions contemplated hereby.

        (g)   No officer, employee, or other Person (other than the corporate Parties to this Agreement) shall be deemed a third party or other beneficiary of this Agreement, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as set forth in Section 7.12.

        7.10    Section 16 Matters.

        Prior to the Effective Time, the Seller and the Buyer shall take all such steps as may be required to cause any dispositions of Seller Common Stock (including derivative securities with respect to Seller Common Stock) or acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Seller to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Seller agrees to promptly furnish the Buyer with all requisite information necessary for the Buyer to take the actions contemplated by this Section 7.10.

        7.11    Affiliate Claims Letters.

        The Seller shall use commercially reasonable efforts to cause each director and executive officer to deliver to the Buyer prior to the Closing claims letters in the form attached hereto as Exhibit B.

        7.12    Indemnification.

        (a)   For a period of three years after the Effective Time, the Buyer shall indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of Seller Entities (each, an "Indemnified Party") against all Liabilities and damages arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees, or agents of Seller Entities or, at the Seller's request, of another corporation, partnership, joint venture, trust, or other enterprise, occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Section 402 of the Sarbanes-Oxley Act, the Securities Laws and FDIC Regulations Part 359, and by the Seller's articles of incorporation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter.

        (b)   Prior to the Effective Time, the Buyer shall purchase, or shall direct the Seller to purchase, an extended reporting period endorsement under Seller Entities' existing directors' and officers' liability insurance coverage ("Seller D&O Policy") for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by Seller Entities' D&O Policy. The directors and officers of Seller Entities shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement. Such endorsement shall provide such directors and officers with coverage following the Effective Time for three years.

        (c)   Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.12, upon learning of any such Liability, damages, or Litigation, shall promptly notify the Buyer thereof in writing. In the event of any such Litigation (whether arising before or after the Effective Time), (i) the Buyer shall have the right to assume the defense thereof and the Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Buyer elects not to assume such defense or counsel for the Indemnified Parties and advises that there are substantive issues which raise conflicts of interest between the Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Buyer shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that the Buyer shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for any Indemnified Party in any jurisdiction; (ii) each Indemnified Party will cooperate in good faith in the defense of any such Litigation; and (iii) the Buyer shall not be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; provided, however, that the Buyer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

        (d)   The Buyer covenants and agrees that neither it, nor any successors or assigns, shall consolidate with or merge into any other Person where Buyer or any such successor or assign and shall not be the continuing or surviving Person of such consolidation or merger or transfer all or substantially all of its assets to any Person, unless, in each case, proper provision shall have been made to ensure that the successors and assigns of the Buyer shall assume the obligations set forth in this Section 7.12.

        (e)   The provisions of this Section 7.12 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

        8.1    Conditions to Obligations of Each Party.

        The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

          (a)    Shareholder Approval.    The shareholders of the Seller shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of the Seller's articles of incorporation and bylaws. The holders of Buyer Common Stock shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of the Buyer's articles of incorporation and bylaws.

          (b)    Regulatory Approvals.    All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the board of directors of the Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

          (c)    Consents and Approvals.    Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable. The Seller shall have obtained the Consents listed in Section 4.2 of the Seller Disclosure Memorandum, including Consents from the lessors of each office leased by the Seller, if any. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of the Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

          (d)    Registration Statement; Blue Sky Laws.    The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and the Buyer shall have received all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement.

          (e)    Tax Opinion.    The Buyer and the Seller shall have received the opinion of Buyer's legal counsel, or such other counsel as the Buyer and the Seller mutually select, dated as of the Closing, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to the Buyer and the Seller, as the case may be, substantially to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) the Buyer and the Seller will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) except to the extent of any cash received in lieu of a fractional share interest in Buyer Common Stock and any other cash consideration received, the shareholders of the Seller will not recognize any gain or loss by exchanging their shares of Seller Common Stock for shares of Buyer Common Stock pursuant to the Merger. Such opinion may be based on, in addition to the review of such matters of fact and law as the opinion giver considers appropriate, representations contained in certificates of officers of the Buyer, the Seller, and others.

          (f)    Legal Proceedings.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

        8.2    Conditions to Obligations of Buyer.

        The obligations of the Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by the Buyer pursuant to Section 10.6(a):

          (a)    Representations and Warranties.    For purposes of this Section 8.2(a), the accuracy of the representations and warranties of the Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided, that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 4.3 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of the Seller set forth in this Agreement (including the representations and warranties set forth in Section 4.3) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Seller Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

          (b)    Performance of Agreements and Covenants.    Each and all of the agreements and covenants of the Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects, except that the covenants in Section 6.2(w) shall duly performed and complied with in all respects.

          (c)    Officers' Certificate.    The Seller shall have delivered to the Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to the Seller and in Sections 8.2(a), 8.2(b) and 8.2(g), have been satisfied.

          (d)    Secretary's Certificate.    Seller Entities shall have delivered a certificate of the secretary of Seller Entities, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Seller Entities executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of the Seller as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than twenty days prior to the Closing Date) of the Secretary of State of the State of North Carolina as to the good standing of the Seller; (iii) a copy of the bylaws of the Seller as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent of the Seller's board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve Bank (dated not more than twenty days prior to the Closing Date) certifying that the Seller is a registered bank holding company, (vi) a copy of the articles of incorporation of the Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of the Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the North Carolina Commissioner of Banks (dated not more than twenty days prior to the Closing Date) as to the good standing of the Bank, and (ix) a certificate of the Federal Deposit Insurance Corporation (dated not more than twenty days prior to the Closing Date) certifying that the Bank is an insured depository institution.

          (e)    Legal Opinions.    The Buyer shall have received legal opinions in form and substance satisfactory to the Buyer from the Seller's counsel.

          (f)    Support Agreements.    The Support Agreements in the form attached hereto as Exhibit A shall have been executed by each of the directors and delivered to the Buyer.

          (g)    Helton Agreements.    Randy Helton shall have complied with and executed the agreements required under Section 7.9(b).

          (h)    No Material Adverse Effect.    There shall not have occurred any Seller Material Adverse Effect from June 30, 2008 to the Effective Time.

        8.3    Conditions to Obligations of Seller.

        The obligations of the Seller to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by the Seller pursuant to Section 10.6(b):

          (a)    Representations and Warranties.    For purposes of this Section 8.3(a), the accuracy of the representations and warranties of the Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of the Buyer set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

          (b)    Performance of Agreements and Covenants.    Each and all of the agreements and covenants of the Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c)    Officers' Certificate.    The Buyer shall have delivered to the Seller a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to the Buyer and in Sections 8.3(a), 8.3(b), and 8.3(g) have been satisfied.

          (d)    Secretary's Certificate.    Buyer Entities shall have delivered a certificate of the secretary of Buyer Entities, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Buyer Entities executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of the Buyer as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than twenty days prior to the Closing Date) of the Secretary of State of the State of North Carolina as to the good standing of the Buyer; (iii) a copy of the bylaws of the Buyer as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent of the Buyer's board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve Bank (dated not more than twenty days prior to the Closing Date) certifying that the Buyer is a registered bank holding company, (vi) a copy of the articles of incorporation of Yadkin Valley Bank and Trust Company as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of Yadkin Valley Bank and Trust Company as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the North Carolina Commissioner of Banks (dated not more than twenty days prior to the Closing Date) as to the good standing of Yadkin Valley Bank and Trust Company, and (ix) certificate of the Federal Deposit Insurance Corporation (dated not more than twenty days prior to the Closing Date) certifying that Yadkin Valley Bank and Trust Company is an insured depository institution.

          (e)    Payment of Merger Consideration.    The Buyer shall pay the Merger Consideration as provided by this Agreement.

          (f)    Other Payments.    The Seller shall have, immediately prior the Effective Time, paid to Randy P. Helton a bonus equal to $95,000, which shall be in consideration of his work on behalf of the Seller and the Seller's shareholders (i) relating to the normal operations of the Seller during 2008 and (ii) in connection with the preparations necessary to consummate the transactions contemplated hereby, including but not limited to the Merger and the Bank Merger, and the business integration associated therewith, and shall be in lieu of any other bonus that may have otherwise been awarded for the calendar year 2008. The Parties hereto agree that this bonus constitutes reasonable consideration for services rendered by Mr. Helton for the performance of such previously mentioned duties. The Buyer shall have made the payments called for pursuant to the Settlement Agreement included as Exhibit D. In addition, immediately prior to the Effective Time, Mr. Helton shall have the option to purchase that certain automobile made available to him for his use by the Seller at a price equal to the Seller's book value for such automobile.

          (g)    Legal Opinions.    The Seller shall have received legal opinions in form and substance satisfactory to the Seller from the Buyer's counsel.

          (h)    No Material Adverse Effect.    There shall not have occurred any Buyer Material Adverse Effect from the June 30, 2008 to the Effective Time.

ARTICLE 9
TERMINATION

        9.1    Termination.

        Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of the Seller and/or the Buyer, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a)   By mutual written agreement of the Buyer and the Seller; or

          (b)   By either Party (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2(a) or 8.3(a) as applicable; or

          (c)   By either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, (iii) the shareholders of the Seller fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Seller's Shareholders' Meeting where such matters were presented to such shareholders for approval and voted upon, or (iv) the shareholders of the Buyer fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Buyer's Shareholders' Meeting where such matters were presented to such shareholders for approval and voted upon; or

          (d)   By either Party in the event that the Merger shall not have been consummated by April 30, 2009, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1; or

          (e)   By the Buyer (provided, that the Buyer is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) the board of directors of the Seller, shall have failed to reaffirm its approval upon the Buyer's request for such reaffirmation of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or (ii) the board of directors of the Seller shall have failed to include in the Joint Proxy Statement/Prospectus its recommendation, without modification or qualification, that the Seller shareholders approve the Merger or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to the Buyer, the recommendation of such board of directors to the Seller's shareholders that they approve the Merger, or (iii) the board of directors of the Seller shall have affirmed, recommended, or authorized entering into any Acquisition Transaction other than the Merger or, within five business days after commencement of any tender or exchange offer for any shares of Seller Common Stock, the board of directors of the Seller shall have made any recommendation other than against acceptance of such tender or exchange offer by its shareholders, or (iv) the board of directors of the Seller negotiates or authorizes the conduct of negotiations (and five business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that "negotiate" shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger; provided, however, that this Agreement may not be terminated by the Buyer pursuant to this section (e) if the Merger is approved by the requisite vote of the shareholders of the Seller; or

          (f)    By the Seller (provided, that the Seller is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement), if prior to the approval of this Agreement by the affirmative vote of the holders of the requisite number of the outstanding shares of Seller Common Stock entitled to vote thereon at the Seller's Shareholders' Meeting, the board of directors of the Seller has (x) withdrawn or modified or changed its recommendation or approval of this Agreement in a manner adverse to the Buyer in order to approve and permit the Seller to accept a Superior Proposal and (y) determined, after consultation with, and the receipt of advice from outside legal counsel to the Seller, that the failure to take such action as set forth in the preceding clause (x) would be likely to result in a breach of the board of directors' fiduciary duties under applicable Law, provided, however, that at least five business days prior to any such termination, the Seller shall, and shall cause its advisors to, negotiate with the Buyer, if the Buyer elects to do so, to make such adjustments in the terms and conditions of this Agreement as would enable the Seller to proceed with the transactions contemplated herein on such adjusted terms.

          (g)   By the Seller, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

            (1)   the Average Buyer Stock Price shall be at least 25% less than the Starting Price; and

            (2)   (i) the quotient of the Average Buyer Stock Price divided by the Starting Price (such quotient being the "Buyer Ratio") shall be less than (ii) 80% of the quotient of the Average Index Price divided by the Index Price on the Starting Date (which amount shall be the "Index Ratio"); provided, however, that if the Seller refuses to consummate the Merger pursuant to this Section 9.1(g), it shall give prompt written notice thereof to the Buyer; and

    provided, further, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period.

      Example 1: if the Buyer Ratio = 0.70 and the Index Ratio = 0.85, then the quotient of the Buyer Ratio divided by the Index Ratio would be 0.70÷0.85, or 0.82. Condition (g)(1) would be satisfied, but condition (g)(2) would not be satisfied.

      Example 2: if the Buyer Ratio = 0.65 and the Index Ratio = 0.90, then the quotient of the Buyer Ratio divided by the Index Ratio would be 0.65÷0.90, or 0.72. Both conditions (g)(1) and (g)(2) would be satisfied.

          If the Buyer declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares, similar transaction between the date of this Agreement and the Determination Date, the prices for Buyer Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(h).

          (h)   By the Buyer, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

            (1)   the Average Buyer Stock Price shall be at least 25% more than the Starting Price; and

            (2)   (i) the Buyer Ratio shall be more than (ii) 120% of the Index Ratio; provided, however, that if the Buyer refuses to consummate the Merger pursuant to this Section 9.1(h), it shall give prompt written notice thereof to the Seller; and provided, further, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period.

      Example 1: if the Buyer Ratio = 1.30 and the Index Ratio = 1.10, then the quotient of the Buyer Ratio divided by the Index Ratio would be 1.30÷1.10, or 1.18. Condition (h)(1) would be satisfied, but condition (h)(2) would not be satisfied.

      Example 2: if the Buyer Ratio = 1.40 and the Index Ratio = 1.15, then the quotient of the Buyer Ratio divided by the Index Ratio would be 1.40÷1.15, or 1.22. Both conditions (h)(1) and (h)(2) would be satisfied

      For purposes of Section 9.1(g) and (h), the following terms shall have the meanings indicated:

      "Average Buyer Stock Price" shall mean the average of the closing sale prices of Buyer Common Stock as reported on the Nasdaq Global Select Market during the 20 consecutive full trading days ending at the closing of trading on the Determination Date; provided, however, that in the event Buyer Common Stock does not trade on any one or more of the trading days during the 20 consecutive full trading days ending at the closing of trading on the Determination Date, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which Buyer Common Stock actually traded during the 20 consecutive full trading days ending at the closing of trading on the Determination Date.

      "Average Index Price" shall mean the average of the daily current market price of the Index for the 20 consecutive full trading days ending at the closing of trading on the Determination Date.

      "Determination Date" shall mean the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the

      Merger, and (ii) the date on which the shareholders of the Seller approve this Agreement.

      "Index" shall mean the SNL Financial, L.C. index of publicly traded banks with total assets between $1 billion and $5 billion.

      "Index Price" on a given date shall mean the current market price of the Index for that day.

      "Starting Date" shall mean August 25, 2008.

      "Starting Price" shall mean $14.50 per share.

          If the Buyer declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares, similar transaction between the date of this Agreement and the Determination Date, the prices for Buyer Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(g).

        9.2    Effect of Termination.

        In the event of the termination and abandonment of this Agreement by either the Buyer or the Seller pursuant to Section 9.1, this Agreement shall have no further effect, except that (i) the provisions of Sections 7.6, 9.2, 9.3, and Article 10 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

        9.3    Termination Fee.

        (a)   If the Buyer terminates this Agreement pursuant to Section 9.1(e) of this Agreement or the Seller terminates this Agreement pursuant to Section 9.1(f) of this Agreement and within 12 months of such termination (A) an Acquisition Transaction has been announced with respect to any Seller Entity or (B) an Acquisition Agreement with respect to an Acquisition Transaction has been entered into with respect to the Seller or any Seller Entity, then the Seller shall pay to the Buyer the sum of $4 million (the "Termination Fee"). The Termination Fee shall be paid to the Buyer in same day funds. The Seller hereby waives any right to counterclaim against such amount.

        (b)   If this Agreement is terminated following commencement of any tender or exchange offer for more than 50% of the shares of Seller Common Stock and within 12 months of such termination an Acquisition Transaction has occurred involving the tender offeror or its affiliates and the Seller or any Seller Entity, then the Seller shall pay to the Buyer the Termination Fee described above in same day funds.

        (c)   The Parties acknowledge that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if the Seller fails to pay promptly any fee payable by it pursuant to this Section 9.3, then the Seller shall pay to the Buyer its reasonable costs and expenses (including reasonable attorneys' fees) in connection with collecting such Termination Fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

        9.4    Non-Survival of Representations and Covenants.

        Except for Article 3, Sections 7.6(b), 7.8, 7.9, and 7.12, this Article 9 and Article 10, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

ARTICLE 10
MISCELLANEOUS

        10.1    Definitions.

        (a)   Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Agreement" shall have the meaning as set forth in the Section 7.1(b) of the Agreement.

          "Acquisition Proposal" means any proposal (whether communicated to the Seller or publicly announced to the Seller's shareholders) by any Person (other than the Buyer or any of its Affiliates) for an Acquisition Transaction involving the Seller or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute 5% or more of the consolidated assets of the Seller as reflected on the Seller's consolidated statement of condition prepared in accordance with GAAP.

          "Acquisition Transaction" means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from the Seller by any Person or Group (other than the Buyer or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of the Seller or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than the Buyer or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of the Seller or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Seller pursuant to which the shareholders of the Seller immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the Assets of the Seller; or (iii) any liquidation or dissolution of the Seller.

          "Affiliate" of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall have the meaning as set forth in the introduction of the Agreement.

          "Aggregate Cash Limit" shall have the meaning as set forth in the Section 3.2(d) of the Agreement.

          "Aggregate Stock Limit" shall have the meaning as set forth in the Section 3.2(d) of the Agreement.

          "Allowance" shall have the meaning as set forth in the Section 4.9(a) of the Agreement.

          "Articles of Merger" shall have the meaning as set forth in the Section 1.3 of the Agreement.

          "Assets" of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "Average Index Price" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

          "Bank" means American Community Bank, a North Carolina banking corporation and a wholly owned Subsidiary of the Seller.

          "Bank Merger" shall have the meaning as set forth in Section 3.6 of the Agreement.

          "BHCA" shall have the meaning as set forth in the Section 4.1 of the Agreement.

          "Buyer" shall have the meaning as set forth in the introduction of the Agreement.

          "Buyer Common Stock" means the common stock, par value $0.01 per share, of the Buyer.

          "Buyer Entities" means, collectively, the Buyer and all Buyer Subsidiaries.

          "Buyer Exchange Act Reports" shall have the meaning as set forth in the Section 5.3(a) of the Agreement.

          "Buyer Financial Advisor" means The Carson Medlin Company.

          "Buyer Financial Statements" means (i) the consolidated balance sheets of the Buyer as of June 30, 2008 and December 31, 2007 and 2006, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the six month period ended June 30, 2008, and for each of the three fiscal years ended December 31, 2007, as filed by the Buyer in Exchange Act Documents, and (ii) the consolidated balance sheets of the Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to June 30, 2008.

          "Buyer Material Adverse Effect" means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i)the financial position, property, business, assets or results of operations of the Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of the Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that "Buyer Material Adverse Effect" shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of the Buyer (or any of its Subsidiaries) taken with the prior written Consent of the Seller in contemplation of the transactions contemplated hereby, or (D) the direct effects of compliance with this Agreement on the operating performance of the Buyer. Notwithstanding the foregoing, "Buyer Material Adverse Effect" shall not be deemed to include any change in the per share price of the Buyer's Common Stock on or after the date of execution of this Agreement by the Seller.

          "Buyer Ratio" shall have the meaning as set forth in Section 9.1(g) of the Agreement.

          "Buyer's Shareholders' Meeting" means the meeting of the Buyer's common stock shareholders to be held pursuant to Section 7.1(c), including any adjournment or adjournments thereof.

          "Buyer Subsidiaries" means the Subsidiaries of the Buyer, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of the Buyer in the future and held as a Subsidiary by the Buyer at the Effective Time.

          "Cash Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Cash Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Cash Election Number" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Cash Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "CERCLA" shall have the meaning as set forth under the definition of "Environmental Laws" in this Section 10.1(a) of the Agreement.

          "Certificates" shall have the meaning as set forth in Section 3.1(b) of the Agreement.

          "Change in Control Benefit" shall have the meaning set forth in Section 4.15(k) of the Agreement.

          "Closing" shall have the meaning as set forth in Section 1.2 of the Agreement.

          "Closing Date" means the date on which the Closing occurs.

          "Code" means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

          "Consent" means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

          "Converted Options" shall have the meaning as set forth in Section 3.5(a) of the Agreement.

          "Default" means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

          "Determination Date" shall have the meaning as set forth in Section 9.1(g) of the Agreement.

          "Disqualified Person" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

          "DOL" shall have the meaning as set forth in Section 4.15(b) of the Agreement.

          "Election Deadline" shall have the meaning as set forth in Section 3.2(c) of the Agreement.

          "Election Form" shall have the meaning as set forth in Section 3.2(a) of the Agreement.

          "Effective Time" shall have the meaning as set forth in Section 1.3 of the Agreement.

          "Employee Benefit Plan" means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any "employee benefit plan," as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. ("CERCLA"); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. ("RCRA"); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i)—(vi) of this subparagraph; (viii) any amendments to the statutes, laws or ordinances listed in parts (i)—(vi) of this subparagraph, regardless of whether in existence on the date hereof, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i)—(vii) of this subparagraph; and (x) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" means the Employee Retirement Income Security Act of 1974.

          "ERISA Affiliate" means any trade or business, whether or not incorporated, which together with a the Seller Entity would be treated as a single employer under Code Section 414(b), (c), (m), or (o).

          "Exchange Act" means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

          "Exchange Act Documents" means all forms, proxy statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Exchange Agent" shall have the meaning as set forth in Section 3.2(a) of the Agreement.

          "Excluded Shares" shall have the meaning as set forth in Section 3.1(d) of the Agreement.

          "Exhibits" means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

          "FDIC" shall mean the Federal Deposit Insurance Corporation.

          "Federal Reserve" shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond.

          "Final Buyer Stock Price" shall have the meaning as set forth in Section 9.1(h) of the Agreement.

          "Fixed Exchange Ratio" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

          "Governmental Authority" shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

          "Gross-up Payment" shall have the meaning set forth in Section 4.15(k) of the Agreement.

          "Group" shall have the meaning as set forth in Section 7.3(a) of the Agreement.

          "Hazardous Material" shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs): (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words "Hazardous Material" shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

          "Indemnified Party" shall have the meaning as set forth in Section 7.12(a) of the Agreement.

          "Index" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

          "Index Price" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

          "Index Ratio" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

          "Individually Identifiable Personal Information" or "IIPI" shall have the meaning as set forth in Section 4.17(a) of the Agreement.

          "Intellectual Property" means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

          "IRS" shall have the meaning as set forth in Section 4.15(b) of the Agreement.

          "Joint Proxy Statement/Prospectus" shall have the meaning as set forth in Section 7.2(a) of the Agreement.

          "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry of the records and employees of such Person by the chairman, president, or chief financial officer, or any senior or executive vice president of such Person without any further investigation.

          "Law" means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

          "Liability" means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

          "Litigation" means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Material" or "material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Merger" shall have the meaning as set forth in the Preamble of the Agreement.

          "Merger Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Mixed Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Mixed Election" shall have the meaning as set forth in Section 3.2 (b) of the Agreement.

          "NCBCA" means the North Carolina Business Corporation Act.

          "Non Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Non Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement.

          "Off Balance Sheet Arrangements" shall have the meaning as set forth in Section 4.6 of the Agreement.

          "Operating Property" means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Order" means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

          "Participation Facility" means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" means the Seller, the Buyer or Bank and "Parties" means two or more of such Persons.

          "Party in Interest" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

          "Permit" means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a default under would constitute a Buyer or Seller Material Adverse Effect, as the case may be.

          "Per Share Purchase Price" shall have the meaning as set forth in Section 3.1(a) of the Agreement.

          "Person" means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Premium Multiple" shall have the meaning as set forth in Section 7.12(b) of the Agreement.

          "Prohibited Transaction" shall have the meaning as set forth in Section 4.15(f) of the Agreement.

          "RCRA" shall have the meaning as set forth under the definition of "Environmental Laws" in this Section 10.1(a) of the Agreement.

          "Regulatory Authorities" means, collectively, the SEC, the Nasdaq Stock Market, the NASD, the North Carolina Commissioner of Banks, the FDIC, the Department of Justice, and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.

          "Reportable Event" shall have the meaning as set forth in Section 4.15(h) of the Agreement.

          "Representative" means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

          "Registration Statement" shall have the meaning as set forth in Section 7.2(a) of the Agreement.

          "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

          "SEC" means the United States Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

          "Securities Laws" means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Seller" shall have the meaning as set forth in the introduction of the Agreement.

          "Seller Benefit Plan(s)" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

          "Seller Common Stock" means the no par value common stock of the Seller.

          "Seller Contracts" shall have the meaning as set forth in Section 4.16(a) of the Agreement.

          "Seller D&O Policy" shall have the meaning as set forth in Section 7.12(b) of the Agreement.

          "Seller Disclosure Memorandum" means the written information entitled "American Community Bancshares, Inc. Disclosure Memorandum" delivered with this Agreement to the Buyer describing in reasonable detail the matters contained therein as of the Effective Date and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "Seller Entities" means, collectively, the Seller and all Seller Subsidiaries.

          "Seller ERISA Plan" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

          "Seller Exchange Act Reports" shall have the meaning as set forth in Section 4.5(a) of the Agreement.

          "Seller Financial Advisor" means McColl Partners, LLC.

          "Seller Financial Statements" means (i) the consolidated balance sheets of the Seller as of June 30, 2008 and December 31, 2007 and 2006, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the period ended June 30, 2008, and for each of the three fiscal years ended December 31, 2007, as filed by the Seller in Exchange Act Documents, and (ii) the consolidated balance sheets of the Seller (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to June 30, 2008.

          "Seller Material Adverse Effect" means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the management team, financial position, property, business, assets or results of operations of the Seller and its Subsidiaries, taken as a whole, or (ii) the ability of the Seller to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that "Seller Material Adverse Effect" shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, or (C) actions and omissions of the Seller (or any of its Subsidiaries) taken with the prior written Consent of the Buyer in contemplation of the transactions contemplated hereby, or (D) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of the Seller, including specifically the Seller's costs and expenses associated therewith, including, but not limited to, reasonable accounting, financial advisor, and legal fees incurred in accordance with the agreements such parties have with the Seller as disclosed in the Seller Disclosure Memorandum.

          "Seller Pension Plan" shall have the meaning as set forth in Section 4.15(a) of the Agreement.

          "Seller Options" shall have the meaning as set forth in Section 3.5(a) of the Agreement.

          "Seller's Shareholders' Meeting" means the meeting of the Seller's shareholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.

          "Seller Subsidiaries" means the Subsidiaries of the Seller. As of the date of this Agreement, the Seller has two Subsidiaries, American Community Bank and American Community Capital Trust II, Ltd.

          "Starting Date" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

          "Starting Price" shall have the meaning as set forth in the Section 9.1(g) of the Agreement.

          "Stock Consideration" shall have the meaning as set forth in Section 3.1(a) of the Agreement

          "Stock Election" shall have the meaning as set forth in Section 3.2(b) of the Agreement

          "Stock Election Number" shall have the meaning as set forth in Section 3.2(b) of the Agreement

          "Stock Election Shares" shall have the meaning as set forth in Section 3.2(b) of the Agreement

          "Subsequent Determination" shall have the meaning as set forth in Section 7.1(b) of the Agreement.

          "Subsidiaries" means all those corporations, banks, associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

          "Superior Proposal" means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of at least a majority of the outstanding equity interest in, or all or substantially all of the assets and liabilities of, Seller Entities and (ii) with respect to which the Board of Directors of the Seller (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of its Financial Advisor) to be more favorable to the Seller's shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of the Seller, after obtaining the advice of the Seller's Financial Advisor, the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by the Buyer in response to such Acquisition Proposal).

          "Support Agreements" shall have the meaning as set forth in Section 8.2(f) of the Agreement.

          "Surviving Corporation" means the Buyer as the surviving corporation resulting from the Merger.

          "Takeover Laws" shall have the meaning as set forth in Section 4.23 of the Agreement.

          "Tax" or "Taxes" means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

          "Tax Return" means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

          "Taxing Authority" means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

          "Termination Fee" shall have the meaning as set forth in Section 9.3(a) of the Agreement.

          "WARN Act" shall have the meaning as set forth in Section 4.14(c) of the Agreement.

        (b)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation", and such terms shall not be limited by enumeration or example.

        10.2    Expenses.

        Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of the Seller, shall be paid at Closing and prior to the Effective Time.

        10.3    Brokers and Finders.

        In the event of a claim by any broker or finder based upon such broker's representing or being retained by or allegedly representing or being retained by the Seller or by the Buyer, each of the Seller and the Buyer, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. The Seller has provided a copy of Seller Financial Advisor's engagement letter and expected fee for its services as Section 10.3 of the Seller Disclosure Memorandum and shall pay all amounts, which the Seller shall cap at a $1.4 million (exclusive of any expenses documented to the reasonable satisfaction of the Seller), due thereunder at Closing and prior to the Effective Time..

        10.4    Entire Agreement.

        Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 7.9 and 7.12.

        10.5    Amendments.

        To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Seller Common Stock, there shall be made no amendment that reduces or modifies in any respect the consideration to be received by holders of Seller Common Stock.

        10.6    Waivers.

        (a)   Prior to or at the Effective Time, the Buyer, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by the Seller, to waive or extend the time for the compliance or fulfillment by the Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of the Buyer.

        (b)   Prior to or at the Effective Time, the Seller, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by the Buyer, to waive or extend the time for the compliance or fulfillment by the Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of the Seller.

        (c)   The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

        10.7    Assignment.

        Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

        10.8    Notices.

        All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

Buyer:	Yadkin Valley Financial Corporation 209 North Bridge Street Elkin, North Carolina 28621 Attention: Chief Executive Officer
Copy to Counsel:	Nelson Mullins Riley & Scarborough, LLP 102 S. Main St., Suite 900 Greenville, North Carolina 29601 Facsimile Number: (864)-250-2359 Attention: Neil E. Grayson
the Seller:	American Community Bancshares, Inc. 2593 West Roosevelt Boulevard Monroe, North Carolina 28111 Attention: Chief Executive Officer
Copy to Counsel:	Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615 Facsimile Number: (919) 518-2146 Attention: Anthony Gaeta, Jr.

        10.9    Governing Law.

        Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of North Carolina.

        10.10    Counterparts.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

        10.11    Captions; Articles and Sections.

        The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

        10.12    Interpretations.

        Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

        10.13    Enforcement of Agreement.

        The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        10.14    Severability.

        Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[signatures appear on next page]

        IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

YADKIN VALLEY FINANCIAL CORPORATION (BUYER)
By:
William A. Long President and Chief Executive Officer
AMERICAN COMMUNITY BANCSHARES, INC. (SELLER)
By:
Randy P. Helton Chairman, President and Chief Executive Officer

EXHIBIT A

FORM OF SUPPORT AGREEMENT

September     , 2008

Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621

Ladies and Gentlemen:

        The undersigned is a director of American Community Bancshares, Inc. and the beneficial holder of shares of common stock of American Community Bancshares, Inc. (the "American Community Bancshares, Inc. Common Stock").

        Yadkin Valley Financial Corporation and American Community Bancshares, Inc. are considering the execution of an Agreement and Plan of Merger (the "Agreement") contemplating the acquisition of American Community Bancshares, Inc. through the merger of American Community Bancshares, Inc. with and into Yadkin Valley Financial Corporation (the "Merger"). The execution of the Agreement by Yadkin Valley Financial Corporation is subject to the execution and delivery of this letter agreement.

        In consideration of the substantial expenses that Yadkin Valley Financial Corporation will incur in connection with the transactions contemplated by the Agreement and to induce Yadkin Valley Financial Corporation to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of American Community Bancshares, Inc., and not in his or her capacity as a director or officer of American Community Bancshares, Inc., as follows:

          1.     While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Yadkin Valley Financial Corporation, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller's Shareholders' Meeting (as defined in the Agreement) any or all of his or her shares of American Community Bancshares, Inc. Common Stock, or (b) deposit any shares of American Community Bancshares, Inc. Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of American Community Bancshares, Inc. Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

          2.     While this letter agreement is in effect the undersigned shall vote all of the shares of American Community Bancshares, Inc. Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of American Community Bancshares, Inc. Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

          3.     The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Yadkin Valley Financial Corporation shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

A-A-1

          4.     The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of American Community Bancshares, Inc. and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of American Community Bancshares, Inc..

          5.     This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

          6.     As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of American Community Bancshares, Inc. Common Stock set forth below.

        IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

Print Name
Number of shares beneficially owned with sole voting authority:
Number of shares beneficially owned with shared voting authority:
Accepted and agreed to as of the date first above written:
Yadkin Valley Financial Corporation

By: William A. Long Its: President and Chief Executive Officer

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EXHIBIT B

FORM OF CLAIMS LETTER

September     , 2008

Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621

Ladies and Gentlemen:

        This letter is delivered pursuant to the Agreement and Plan of Merger, dated as of September     , 2008, by and between Yadkin Valley Financial Corporation and American Community Bancshares, Inc..

        In my capacity as an officer or a director of American Community Bancshares, Inc., and as of the date of this letter, I do not, to the best of my knowledge, have any claims, and I am not aware of any facts or circumstances that I believe are likely to give rise to any claim, for indemnification under American Community Bancshares, Inc.'s Articles of Incorporation or Bylaws as existing on the date hereof or as may be afforded by the laws of the State of North Carolina or the United States.

Very truly yours,

Signature of Officer or Director

Name of Officer or Director

Position at American Community Bancshares, Inc.

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EXHIBIT C

FORM OF

NON-COMPETE AGREEMENT

        This Non-Compete Agreement (this "Agreement") is entered into this        day of                        , 200     ("Effective Date"), by and among Yadkin Valley Bank and Trust Company (the "Bank"), a wholly owned subsidiary of Yadkin Valley Financial Corporation ("YVFC"), American Community Bank, a North Carolina banking corporation ("American"), and Randy P. Helton, an individual resident of the state of North Carolina ("Helton").

        WHEREAS, pursuant to the Agreement and Plan of Merger dated as of September 9, 2008 (the "Merger Agreement"), by and among the YVFC and American Community Bancshares, Inc., a North Carolina corporation and parent company of American ("ACB"), ACB will merge with and into the YVFC (the "Merger");

        WHEREAS, American will merge with and into the Bank simultaneously with or as soon as is practical following the Merger (the "Bank Merger");

        WHEREAS, Helton is a founder of American and ACB and has served as President, Chief Executive Officer, and as a Director of each entity for its entire existence;

        WHEREAS, as its President and Chief Executive Officer, Helton has built many strong customer and employee relationships and possesses intimate knowledge of the business and affairs of American and has acquired certain confidential information and data with respect to such entities;

        WHEREAS, Helton is currently a party to an employment agreement with American dated as of April 15, 1998 (the "Employment Agreement") which does not contain any restrictions against Helton competing with American following termination of the Employment Agreement;

        WHEREAS, Helton is willing to terminate his interests and rights under the Employment Agreement in consideration for entering into this Agreement and certain cash payments as set forth in the Settlement Agreement dated September 9, 2008 and entered into among Helton, ACB, American, and YVFC (the "Settlement Agreement");

        WHEREAS, Helton is only 53 years old and the Bank desires to secure certain non-compete covenants from Helton in accordance herewith, effective upon the date of the consummation of the Merger pursuant to the Merger Agreement (the "Merger Effective Date"), at which time the Employment Agreement will be terminated as stated in the Settlement Agreement;

        WHEREAS, Helton is willing to restrict his rights to compete with American (and the Bank as its successor) following the termination of the Employment Agreement in consideration for the consideration stated below; and

        WHEREAS, the obligations of each party to effect the Merger are subject to the execution of this Agreement.

        For and in consideration of the premises and their mutual promises, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties agree as follows:

        1.    Restrictive Covenants.    The Bank shall pay Helton during the term of this Agreement, as consideration for compliance with the restrictive covenants described below, as follows: (i) $16,250 per month for the first 36 months of this Agreement; (ii) $14,165 per month for the following 12 months of this Agreement; and (iii) $10,415 per month for the final 12 months of this Agreement. These amounts

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shall be payable on a monthly basis on the fifteenth calendar day of each month. In consideration of the foregoing, Helton covenants and agrees that:

          (a)   During a period of five years after the Merger Effective Date, he will not, within Gaston, Mecklenburg, Union, and Cabarrus Counties, North Carolina, or Cherokee, York, Chester, and Lancaster Counties, South Carolina, or within a 15-mile radius of any American office in existence as of the Merger Effective Date (the "Territory"), directly or indirectly, own, manage, operate, join, control, assist in the formation of, or participate in the management, operation or control of, or be employed as an officer or employee by any commercial bank, savings bank, savings and loan, credit union, industrial loan company, mortgage company or similar entity (or, in the case of the formation of a new bank, will compete) other than YVFC or the Bank (a "Competing Business") without the prior written consent of the Bank. Notwithstanding the foregoing, Helton shall be free, without such consent, to purchase or hold as an investment or otherwise, up to 5% of the outstanding stock or other security of any corporation which has its securities publicly traded on any recognized securities exchange or in any over-the-counter market.

          (b)   During a period of five years after the Merger Effective Date, he shall not (except on behalf of or with the prior written consent of the Bank), either directly or indirectly, on Helton's own behalf or in the service or on behalf of others, (A) solicit, divert, or appropriate to or for a Competing Business, or (B) attempt to solicit, divert, or appropriate to or for a Competing Business, any person or entity that is or was a customer of YVFC or the Bank on the Merger Effective Date and with whom Helton has had material contact with regard to any banking or mortgage products or services then being provided by YVFC or the Bank.

          (c)   During a period of five years after the Merger Effective Date, he shall not, either directly or indirectly, on his own behalf or in the service or on behalf of others, (A) solicit, divert, or hire away, or (B) attempt to solicit, divert, or hire away, to any Competing Business located in the Territory, any employee of or consultant to YVFC or the Bank, regardless of whether the employee or consultant is full-time or temporary, the employment or engagement is pursuant to written agreement, or the employment is for a determined period or is at will.

          (d)   Helton acknowledges that it would not be possible to ascertain the amount of monetary damages in the event of a breach by Helton under the provisions of this Section 1. Helton agrees that, in the event of his breach of this Section 1, that (i) any future payments under this Section 1 of this Agreement will be forfeited and (ii) injunctive relief enforcing the terms of this Section 1 is an appropriate remedy. If the scope of any restriction contained in this Section 1 is determined to be too broad by any court of competent jurisdiction, then such restriction shall be enforced to the maximum extent permitted by law and Helton consents that the scope of this restriction may be modified judicially.

          (e)   The provisions in each of the above Sections 1(a), 1(b), 1(c) and 1(d) are independent, and the unenforceability of any one provision shall not affect the enforceability of any other provision.

          (f)    Notwithstanding any provision in this Agreement to the contrary, Helton shall be permitted at any time, in any geographic area and in any industry or business segment, to provide investment banking services on his own behalf or on behalf of others.

        2.    Protection of Trade Secrets.    Helton agrees to maintain in strict confidence and Helton agrees not to use or disclose any Trade Secrets of the Bank or YVFC on or after the Merger Effective Date. For the purposes hereof, "Trade Secret" means business or technical information, including but not limited to a formula, pattern, program, device, compilation of information, method, technique, or process that (a) derives independent actual or potential commercial value from not being generally known or readily ascertainable through independent development or reverse engineering by persons

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who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

        3.    Protection of Other Confidential Information.    In addition, Helton agrees to maintain in strict confidence and not to use or disclose any Confidential Business Information of the Bank or YVFC during a period of five years after the Merger Effective Date. "Confidential Business Information" shall mean any internal, non-public information (other than Trade Secrets already addressed above) concerning the Bank's or YVFC's financial position and results of operations (including revenues, assets, net income, etc.); annual and long-range business plans; product or service plans; marketing plans and methods; training, educational, and administrative manuals; customer and supplier information and purchase histories; and employee lists. The provisions of Sections 2 and 3 above shall also apply to protect Trade Secrets and Confidential Business Information of third parties provided to the Bank under an obligation of secrecy.

        4.    Return of Materials.    Helton shall surrender to the Bank, promptly upon its request and in any event upon termination of this Agreement, all media, documents, notebooks, computer programs, handbooks, data files, models, samples, price lists, drawings, customer lists, prospect data, or other material of any nature whatsoever (in tangible or electronic form) in Helton's possession or control, including all copies thereof, relating to the Bank, its business, or its customers. Upon the request of the Bank, Helton shall certify in writing compliance with the foregoing requirement.

        5.    Remedies for Breach.    Helton agrees that in the event of any breach or threatened breach by Helton of any covenant contained in Sections 1 through 4 hereof, the resulting injuries to the Bank would be difficult or impossible to estimate accurately, even though irreparable injury or damages would certainly result. Accordingly, an award of legal damages, if without other relief, would be inadequate to protect the Bank. Helton, therefore, agrees that in the event of any such breach, the Bank shall be entitled to obtain from a court of competent jurisdiction an injunction to restrain the breach or anticipated breach of any such covenant, and to obtain any other available legal, equitable, statutory, or contractual relief. Should the Bank have cause to seek such relief, no bond shall be required from the Bank, and Helton shall pay all attorney's fees and court costs which the Bank may incur to the extent the Bank prevails in its enforcement action.

        6.    Severability and Substitution of Valid Provisions.    To the extent that any provision or language of this Agreement is deemed unenforceable, by virtue of the scope of the business activity prohibited, the geographical restriction of the prohibition or the length of time the activity is prohibited, Helton and the Bank agree that this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of the States of North and South Carolina.

        7.    Reasonable Restraint.    It is agreed by the parties that the foregoing covenants in this Agreement are necessary for the legitimate business interests of the Bank and impose a reasonable restraint on Helton in light of the activities and business of the Bank on the date of the execution of this Agreement.

        8.    Extension of Periods.    The time periods described in Sections 1, 2 and 3 of this Agreement shall be automatically extended by any length of time during which Helton is in breach of the covenant described therein. The provisions of this Agreement shall continue in full force and effect throughout the duration of the extended period.

        9.    Termination of Agreement.    This Agreement shall terminate upon the earlier to occur of the death of Helton or the violation of any covenants set forth in Sections 1, 2, 3, or 4 of this Agreement. Sections 1, 2, 3, 4 and 5 shall survive the termination of this Agreement, regardless of the reason for termination. Upon termination of this Agreement, Helton shall receive only any sum due him through the date of termination.

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        10.    Tax Considerations.

        (a)   Given the importance of Helton to American, the parties believe that the consideration paid to Helton hereunder constitutes reasonable consideration for refraining from rendering services for a competitor of the Bank following the Merger Effective Date. However, in the event that (i) the Internal Revenue Service determines that the payments and benefits payable by the Bank pursuant to Section 1 hereof, either alone or together with other payments and benefits which Helton has the right to receive from the Bank would constitute a "parachute payment" under Section 280G of the Internal Revenue Code of 1986 (the "Code"), and (ii) Helton has materially complied with his obligations under this Agreement, then notwithstanding any provision herein or in the Settlement Agreement to the contrary, the compensation payable hereunder shall be increased, on a tax gross-up basis, so as to reimburse Helton for the tax payable by him, pursuant to Section 4999 of the Code, on such "excess parachute payments," taking into account all taxes payable by Helton with respect to such tax gross-up payments hereunder, so that Helton shall be, after payment of all taxes, in the same financial position as if no taxes under Section 4999 of the Code had been imposed upon him.

        (b)   Except as described in Section 10(a) above, Helton shall be responsible for payment of all taxes arising out of his activities in accordance with this Agreement, including, by way of illustration but not limited to, federal and state income taxes, social security taxes, unemployment insurance taxes, and any other taxes or business license fees as required. Moreover, Helton agrees to be responsible at his own expense for all necessary insurance coverage for Helton. Finally, Helton shall comply at his own expense with all federal, state, and local laws.

        11.    Cooperation in Legal Proceedings.    During the term of and after the termination of this Agreement, Helton agrees to reasonably cooperate with the Bank and any of its affiliates in the defense or prosecution of any claims or actions that may be brought against or on behalf of the Bank or YVFC, which relate to events or occurrences that transpired while Helton was providing services to American. Helton's reasonable cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Bank or YVFC. Helton also agrees to reasonably cooperate with the Bank and YVFC in connection with any investigation or review of any federal, state, or local regulatory authority as any such investigation or review relates to any acts or omissions that transpired while Helton was providing services to American. Helton understands that in any legal action, investigation, or review covered by this Section 11 that the Bank expects Helton to provide only accurate and truthful information or testimony.

        12.    Amendments.    No amendments or variation of the terms or conditions of this Agreement shall be valid unless agreed to in writing and signed by the parties.

        13.    Entire Agreement.    This Agreement and the Settlement Agreement constitute the entire agreement between the parties hereto and supersedes all prior agreements, if any, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.

        14.    Waiver.    Failure of the Bank to enforce any of the provisions of this Agreement or any rights with respect thereto shall in no way be considered to be a waiver of such provisions or rights, or in any way affect the validity of this Agreement.

        15.    Successors; Binding Agreement.    This Agreement shall be binding upon and shall inure to the benefit of the Bank and its successors and assigns. Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by Helton, his beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Helton's legal personal representative.

        16.    Governing Law.    This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of North Carolina without giving effect to the conflict of laws

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principles thereof. Any action brought by any party to this Agreement shall be brought and maintained in a court of competent jurisdiction in State of North Carolina.

        17.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

        18.    Conditions Precedent to this Agreement.    If the Closing of the Merger does not occur for any reason, this Agreement shall be deemed null and void ab initio and of no force and effect, and the Employment Agreement shall be reinstated effective immediately.

[signatures appear on following page]

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        IN WITNESS WHEREOF, the parties hereto set their hands and seals the day and year first written above.

WITNESSES:	RANDY P. HELTON

AMERICAN COMMUNITY BANK
By:

Its:

YADKIN VALLEY BANK AND TRUST COMPANY
By:

Its:

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EXHIBIT D

FORM OF

SETTLEMENT AGREEMENT

        This SETTLEMENT AGREEMENT (this "Agreement") is made by and among Yadkin Valley Financial Corporation, a North Carolina corporation (the "Company"), Yadkin Valley Bank and Trust Company, a North Carolina banking corporation and wholly owned subsidiary of the Company ("YVB") American Community Bank, a North Carolina banking corporation ("American"), American Community Bancshares, Inc., a North Carolina corporation and parent company of American ("ACB"), and Randy P. Helton, an individual resident of the state of North Carolina (the "Officer"), as of this 9th day of September, 2008.

        WHEREAS, pursuant to the Agreement and Plan of Merger dated as of September 9, 2008 (the "Merger Agreement"), by and among the Company and ACB, ACB will merge with and into the Company (the "Merger");

        WHEREAS, American will merge with and into YVB, simultaneously with or as soon as is practical following the Merger (the "Bank Merger");

        WHEREAS, the Officer is currently a party to an employment agreement with American dated as of April 15, 1998 (the "Employment Agreement");

        WHEREAS, the Officer is currently a party to a supplemental executive retirement plan with ACB dated as of October 1, 2007 (the "SERP");

        WHEREAS, the Officer is willing to terminate his interests and rights under the Employment Agreement and the SERP in consideration for the payments described below and for entering into a non-compete agreement with YVB (the "YVB Non-Compete Agreement");

        WHEREAS, YVB desires to secure the Officer's covenant not to compete against the Company or YVB in accordance with the terms of the YVB Non-Compete Agreement, effective upon the date of the consummation of the Merger pursuant to the Merger Agreement (the "Merger Effective Date"); and

        WHEREAS, the obligations of each party to effect the Merger are subject to the execution of this Agreement.

        For and in consideration of the premises and their mutual promises, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, the parties agree as follows:

        Section 1.    Upon the Merger Effective Date and immediately prior to the closing of the Merger, the Employment Agreement and the SERP shall be terminated and of no further force and effect, provided that American (or YVB as its successor) shall be obligated to make the following payments to the Officer on the dates specified below:

          (a)   A payment of an amount equal to 2.99 times the Officer's "base amount" (as defined in Section 280G(b)(3) of the Code and calculated as of the date of this Agreement) in settlement of all amounts and benefits that may be due to the Officer as a result of a "Change in Control," as such term is defined in the Employment Agreement, which shall be paid in a lump sum cash payment, less the present value of the benefit to the Officer of the acceleration of vesting of the Officer's unvested options for shares of ACB common stock. The dates of such payments or transfers of benefits shall be the earliest day (as determined by the Officer) that the Officer can receive such payments or benefits without resulting in additional tax or interest to the Officer

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  because of Section 409A of the Internal Revenue Code or the regulations promulgated thereunder. If the Officer and YVB disagree as to the amounts of such payments, then the determination of the amount of payments and benefits to be made pursuant to this Section 1 shall be based upon the opinion of independent counsel selected by YVB's independent public accountants and paid by YVB (the "Independent Counsel"). The Independent Counsel shall be reasonably acceptable to YVB and the Officer, who both shall have the right to present to the Independent Counsel their respective opinions concerning whether any payments would constitute a "parachute payment" under Section 280G of the Code. The Officer confirms that he is not entitled to any other payments or benefits which would constitute "parachute payments" under Section 280G of the Code.

          (b)   A lump sum cash payment equal to the vested account balance of the SERP upon termination of the SERP on or before the Merger Effective Date in settlement of any amounts that may be due to the Officer under the SERP, without taking into account the acceleration of vesting provision in Section 4.1(d) of the SERP. The parties hereto agree and acknowledge that the SERP is subject to the Section 280G mitigation provision contained in Section 8(g) of the Employment Agreement. Therefore, given that the Officer is terminating his employment with ACB as of the Merger Effective Date, the termination of the SERP by the Officer in exchange for his vested account balance does not constitute the relinquishment by the Officer of consideration in excess of the vested account balance. The date of payment shall be the earliest day (as determined by the Officer) that the Officer can receive such payments without the payments resulting in additional tax or interest to the Officer because of Section 409A of the Internal Revenue Code or the regulations promulgated thereunder.

        Section 2.    The parties hereto agree that any payments made hereunder shall be subject to any tax withholding obligations as are required by law or regulation. The Officer agrees to reimburse YVB (as the successor to American) any amounts required to be paid by the Company or YVB to the Internal Revenue Service for taxes owed but not paid by the Officer on such payments. The Company or YVB may offset such amounts to be reimbursed against any amounts due to the Officer under the YVB Non-Compete Agreement or otherwise, and the Officer hereby consents to any such offset or withholding.

        Section 3.    This Agreement and the YVB Non-Compete Agreement constitute the entire agreement between the parties hereto and supersede all prior agreements, if any, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter thereof. In the event that the closing date of the Merger does not occur for any reason, this Agreement and the YVB Non-Compete Agreement shall be deemed null and void ab initio and of no force and effect, and the Employment Agreement shall be reinstated effective immediately.

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        IN WITNESS WHEREOF, the parties have executed this Settlement Agreement as of the day and year first hereinabove written. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

YADKIN VALLEY FINANCIAL CORPORATION
By:
Name: Title:
YADKIN VALLEY BANK AND TRUST COMPANY
By:
Name: Title:
AMERICAN COMMUNITY BANCSHARES, INC.
By:
Name: Title
AMERICAN COMMUNITY BANK
By:
Name: Title:
RANDY P. HELTON

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APPENDIX B—Fairness Opinion of McColl Partners, LLC

September 9, 2008

Board of Directors
American Community Bancshares, Inc.
2593 W. Roosevelt Blvd.
Monroe, North Carolina 28110-0418

Ladies and Gentlemen:

        We understand that American Community Bancshares, Inc. ("American Community") is considering the proposal of Yadkin Valley Financial Corporation ("Yadkin Valley") to combine American Community with Yadkin Valley. You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "American Community Shares") of the Merger Consideration (as defined below) to be received by such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of September 9, 2008 (the "Agreement") between American Community and Yadkin Valley.

        The Agreement provides that American Community will be merged with and into Yadkin Valley (the "Merger"), and that each outstanding American Community Share shall be converted into the right to receive one of the following (i) cash in the amount of $12.35, (ii) a number of shares of common stock of Yadkin Valley ("Yadkin Valley Shares") equal to the fixed exchange ratio of .8517 shares, or (iii) a combination of 80.5% stock consideration and 19.5% cash consideration, provided that in aggregate, 80.5% of the American Community Shares are exchanged for stock and 19.5% are exchanged for cash. The terms and conditions of the Merger are more fully set forth in the Agreement.

        McColl Partners, LLC, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. We have acted exclusively for the Board of Directors of American Community in rendering this fairness opinion and will receive a fee from American Community for our services.

        In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of American Community that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Yadkin Valley that we deemed relevant; (iv) internal financial projections for American Community for the year ending December 31, 2008 prepared by and reviewed with management of American Community; (v) the publicly reported historical price and trading activity for American Community Shares and Yadkin Valley Shares, including a comparison of certain financial and stock market information for American Community and Yadkin Valley with similar publicly available information for certain other companies whose securities are publicly traded; (vi) the financial terms of certain recent business combinations in the banking industry, to the extent publicly available; (vii) the current market environment generally and the banking environment iii particular; and (viii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of American Community the business, financial condition, results of operations, regulatory relations and prospects of American Community and held similar discussions with certain members of senior management of Yadkin Valley regarding the business, financial condition, results of operations, regulatory relations and prospects of Yadkin Valley. We also have held discussions with senior officers, directors and the representatives and advisors of American Community and Yadkin Valley regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective companies.

        In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by American Community or Yadkin Valley or their respective representatives or that was otherwise reviewed by us, and we have not independently verified the accuracy and completeness of such information. In that regard, we have assumed that the internal financial forecasts prepared by the managements of American Community and Yadkin Valley have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the American Community and Yadkin Valley, as the case may be. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on American Community and Yadkin Valley or on the expected benefits of the Merger. We have further relied on the assurances of the managements of American Community and Yadkin Valley that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.

        We are not experts in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowance for loan and lease losses, or evaluating mortgage servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation or appraisal of any specific assets, any collateral securing assets, or the liabilities, including any contingent, derivative or off-balance sheet assets or liabilities, of American Community or Yadkin Valley or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of American Community or Yadkin Valley nor have we reviewed any individual credit files relating to American Community or Yadkin Valley. We have assumed that the respective allowances for loan losses for both American Community and Yadkin Valley are adequate to cover such losses and will be adequate for the combined entity on a pro forma basis after all accounting adjustments for the Merger and the related transactions. With respect to the financial projections for American Community and Yadkin Valley used by McColl Partners in its analyses, American Community's and Yadkin Valley's managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of American Community and Yadkin Valley and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in American Community's or Yadkin Valley's assets, financial condition, results of operations, regulatory relations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that American Community and Yadkin Valley will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the representations, warranties, covenants and conditions precedent contained in the Agreement and in any related documents, instruments and agreements are not waived or changed and that the Merger will not be taxable for federal income tax purposes at the corporate level or as to any holder of American Community Shares that receives solely Yadkin Valley Shares in the Merger.

        Our opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have no obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Yadkin Valley Shares will be when issued to American Community's shareholders at the Closing (as defined in the Agreement) pursuant to the Agreement or the prices at which American Community Shares or Yadkin Valley Shares may trade at any time. We are expressing no opinion about the fairness of the amount or nature of the compensation to any of the officers, directors or employees, or any class of such persons, relative to the compensation to the holders of American Community Shares pursuant to the terms of the Merger.

        We have also acted as American Community's financial advisor in connection with the Merger and will receive a fee for our services, including the rendering of this opinion, a significant portion of which is contingent upon consummation of the Merger. American Community has agreed to indemnify us against certain liabilities arising out of our engagement. We may provide additional services, and receive compensation for such services, prior to the Closing of the Merger and may provide investment banking services to American Community and Yadkin Valley in the future.

        Our advisory services and opinion are provided for the information of the Board of Directors of American Community in connection with its consideration of the Merger and our opinion does not constitute a recommendation to any holder of American Community Shares as to how any such holders should vote their American Community Shares at any meeting of American Community shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration provided by the Agreement to holders of American Community Shares and does not address the underlying business decision of American Community to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for American Community or the effect of any other transaction in which American Community might engage. This opinion may be reproduced in full and referred to in any registration statement, prospectus or proxy statement that will be mailed to stockholders of American Community if required by applicable law but may not otherwise be disclosed publicly without our prior written consent. Subject to the other terms set forth in this letter, this opinion has been approved by our fairness committee.

        Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of American Community Shares pursuant to the Merger is fair to such shareholders from a financial point of view.

Very truly yours,

/s/ McColl Partners, LLC

McColl Partners, LLC

APPENDIX C—Fairness Opinion of The Carson Medlin Company

September 5, 2008

Board of Directors
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, NC 28621

Members of the Board:

        We understand that Yadkin Valley Financial Corporation (the "Company") has proposed to enter into an Agreement and Plan of Reorganization dated September 9, 2008 (the "Agreement") with American Community Bancshares, Inc. ("American") (the "Merger"). Under the terms of the proposed Agreement, Yadkin will pay approximately $16,277,000 in cash and issue approximately 4,634,100 shares of stock, based on an exchange ratio of .8517 shares of Yadkin for each share of American, in exchange for all American's 6,559,792 outstanding common shares and 465,577 stock options. You have requested our opinion as to the fairness, from a financial point of view, of said consideration to be paid by the Company under the terms of the proposed Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

        The Carson Medlin Company is a National Association of Securities Dealers, Inc. (NASD) member investment banking firm, which specializes in the securities of financial institutions in the United States. As part of our investment banking activities, we are regularly engaged in the valuation of financial institutions in the United States and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in North Carolina and the major commercial banks operating in that market. We will receive a fee for our services as financial advisor to Yadkin Valley Financial Corporation and for rendering this opinion. We do not have an investment banking relationship with American.

        In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of American and the Company. We have reviewed: (i) the proposed Agreement; (ii) audited financial statements of American for the five years ended December 31, 2007; (iii) audited financial statements of the Company for five years ended December 31, 2007; (iv) unaudited financial statements of American for the six months ended June 30, 2008; (v) unaudited financial statements of the Company for the six months ended June 30, 2008; and (vi) certain other financial and operating information with respect to the business, operations and prospects of American and the Company. We also: (a) held discussions with members of managements of both American and the Company regarding historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stocks of both American and the Company and compared that to similar data of certain publicly-traded companies which we deemed to be relevant; (c) compared the results of operations of American and the Company with those of certain banking companies which we deemed to be relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; and (e) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of American. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

C-1

        Based upon the foregoing, it is our opinion that the consideration provided for in the proposed Agreement is fair, from a financial point of view, to the shareholders of Yadkin Valley Financial Corporation.

Very truly yours,

THE CARSON MEDLIN COMPANY

C-2

 PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

        Yadkin Valley's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of Yadkin Valley.

        Yadkin Valley's articles of incorporation provide for the elimination of the personal liability of each director of Yadkin Valley to the fullest extent permitted by law.

        Yadkin Valley maintains directors' and officers' liability insurance that, in general, insures: (i) Yadkin Valley's directors and officers against loss by reason of any of their wrongful acts and (ii) Yadkin Valley against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

        Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors' and officers' liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(b)).

Item 21.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger by and between Yadkin Valley Financial Corporation and American Community Bancshares, Inc. dated as of September 9, 2008 (included as Appendix A to the Joint Proxy Statement/Prospectus).
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K dated July 1, 2006).

Exhibit Number	Description of Exhibit
3.2	Amended & Restated Bylaws of Yadkin Valley Financial Corporation (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on December 19, 2008 (file number 000-52099)).
4.1	Specimen certificate for Common Stock (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 2006).
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding the legality of securities being registered (filed herewith).
8.1	Tax Opinion of Nelson Mullins Riley & Scarborough LLP (filed herewith).
10.1
Yadkin Valley Financial Corporation 1998 Employees Incentive Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 8, 2006 (file number 333-136967)).
10.1
Yadkin Valley Financial Corporation 1998 Employee Incentive Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 29, 2006 (file number 333-136967)).
10.2	Yadkin Valley Financial Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 29, 2006 (file number 333-136968)).
10.3	Yadkin Valley Financial Corporation 1998 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 29, 2006 (file number 333-136969)).
10.4	Yadkin Valley Financial Corporation 1998 Incentive Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 29, 2006 (file number 333-136970)).
10.5	Employment Agreement with William A. Long (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10K for the year ended December 31, 2006).
10.6	Employment Agreement with Edwin E. Laws (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10K for the year ended December 31, 2006).
10.7	2007 Group Term Carve Out Plan (incorporated by reference to Exhibit 10.7 to Yadkin Valley's Form 10-K filed with the SEC on March 31, 2008).
10.8	Yadkin Valley 2008 Omnibus Stock Ownership and Long Term Incentive Plan (incorporated by reference to Exhibit 4 to Yadkin Valley's Form S-8 filed with the SEC on September 5, 2008).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to Yadkin Valley's Form 10-K filed with the SEC on March 31, 2008).
23.1	Consent of Dixon Hughes PLLC (filed herewith).
23.2	Consent of Dixon Hughes PLLC (filed herewith).
23.3	Consent of Nelson Mullins Riley & Scarborough LLP (included with Exhibit 5.1 hereto).
23.4	Consent of Nelson Mullins Riley & Scarborough LLP (included with Exhibit 8.1 hereto).
23.5	Consent of The Carson Medlin Company (filed herewith).
23.6	Consent of McColl Partners, LLC (filed herewith).

Exhibit Number	Description of Exhibit
23.7	Consent of Gaeta & Eveson, P.A. (filed herewith).
24	Power of Attorney (contained on the signature page hereof).
99.1	Yadkin Valley's Form of Proxy (filed herewith).
99.2	American Community's Form of Proxy (filed herewith).
99.3	Consent of Randy P. Helton as Director Nominee (filed herewith).
(b)
Financial Statement Schedules.

        Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Item 22.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to its directors, officers and controlling persons pursuant to the foregoing provisions, Yadkin Valley has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Yadkin Valley of expenses incurred or paid by a director, officer or controlling person of its company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, Yadkin Valley will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by Yadkin Valley is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (2)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Elkin, State of North Carolina, on December 23, 2008.

YADKIN VALLEY FINANCIAL CORPORATION
By:	/s/ WILLIAM A. LONG William A. Long President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints jointly and severally, William A. Long and Edwin E. Laws, and each of them acting individually, their respective attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of such attorneys-in-fact, or their respective substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE Signature	CAPACITY Title	DATE Date

/s/ J. T. ALEXANDER, JR. J. T. Alexander, Jr.	Director	December 23, 2008
/s/ RALPH L. BENTLEY Ralph L. Bentley	Director	December 23, 2008
/s/ NOLAN G. BROWN Nolan G. Brown	Director	December 23, 2008
/s/ FAYE B. COOPER Faye B. Cooper	Director	December 23, 2008
/s/ HARRY M. DAVIS Harry M. Davis	Director	December 23, 2008

SIGNATURE Signature	CAPACITY Title	DATE Date

/s/ JAMES A. HARRELL, JR. James A. Harrell, Jr.	Director	December 23, 2008
/s/ DAN HILL, III Dan Hill, III	Director	December 23, 2008
/s/ EDWIN E. LAWS Edwin E. Laws	Chief Financial Officer	December 23, 2008
/s/ WILLIAM A. LONG William A. Long	President, Chief Executive Officer, and Director	December 23, 2008
/s/ DANIEL J. PARK Daniel J. Park	Director	December 23, 2008
/s/ JAMES L. POINDEXTER James L. Poindexter	Director	December 23, 2008
/s/ MORRIS SHAMBLEY Morris Shambley	Director	December 23, 2008
/s/ HARRY C. SPELL Harry C. Spell	Director	December 23, 2008
/s/ JAMES N. SMOAK James N. Smoak	Director	December 23, 2008
/s/ C. KENNETH WILCOX C. Kenneth Wilcox	Director	December 23, 2008

 EXHIBIT INDEX

2.1	Agreement and Plan of Merger by and between Yadkin Valley Financial Corporation and American Community Bancshares, Inc. dated as of September 9, 2008 (included as Appendix A to the Joint Proxy Statement/Prospectus).
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3(i) to the Current Report on Form 8-K dated July 1, 2006).
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 2006.
4.1	Specimen certificate for Common Stock (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 2006).
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding the legality of securities being registered (filed herewith).
8.1	Tax Opinion of Nelson Mullins Riley & Scarborough LLP (filed herewith).
10.1
Yadkin Valley Financial Corporation 1998 Employees Incentive Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 8, 2006 (file number 333-136967)).
10.1
Yadkin Valley Financial Corporation 1998 Employee Incentive Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 29, 2006 (file number 333-136967)).
10.2	Yadkin Valley Financial Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 29, 2006 (file number 333-136968)).
10.3	Yadkin Valley Financial Corporation 1998 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 29, 2006 (file number 333-136969)).
10.4	Yadkin Valley Financial Corporation 1998 Incentive Stock Option Plan (incorporated by reference to Exhibit 4 to Registration Statement on Form S-8 filed August 29, 2006 (file number 333-136970)).
10.5	Employment Agreement with William A. Long (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10K for the year ended December 31, 2006).
10.6	Employment Agreement with Edwin E. Laws (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10K for the year ended December 31, 2006).
10.7	2007 Group Term Carve Out Plan (incorporated by reference to Exhibit 10.7 to Yadkin Valley's Form 10-K filed with the SEC on March 31, 2008).
10.8	Yadkin Valley 2008 Omnibus Stock Ownership and Long Term Incentive Plan (incorporated by reference to Exhibit 4 to Yadkin Valley's Form S-8 filed with the SEC on September 5, 2008).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to Yadkin Valley's Form 10-K filed with the SEC on March 31, 2008).
23.1	Consent of Dixon Hughes PLLC (filed herewith).
23.2	Consent of Dixon Hughes PLLC (filed herewith).
23.3	Consent of Nelson Mullins Riley & Scarborough LLP (included with Exhibit 5.1 hereto).

23.4	Consent of Nelson Mullins Riley & Scarborough LLP (included with Exhibit 8.1 hereto).
23.5	Consent of The Carson Medlin Company (filed herewith).
23.6	Consent of McColl Partners, LLC (filed herewith).
23.7	Consent of Gaeta & Eveson, P.A. (filed herewith).
24	Power of Attorney (contained on the signature page hereof).
99.1	Yadkin Valley's Form of Proxy (filed herewith).
99.2	American Community's Form of Proxy (filed herewith).
99.3	Consent of Randy P. Helton as Director Nominee (filed herewith).

QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF YADKIN VALLEY
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF AMERICAN COMMUNITY
SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
YADKIN VALLEY FINANCIAL CORPORATION AND AMERICAN COMMUNITY BANCHSARES, INC. NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS For the Year Ended December 31, 2007 As of and For the Nine Months Ended September 30, 2008
UNAUDITED COMPARATIVE PER SHARE DATA
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
SPECIAL SHAREHOLDERS' MEETINGS
PROPOSAL NO. 1—THE MERGER
DESCRIPTION OF YADKIN VALLEY CAPITAL STOCK
COMPARATIVE RIGHTS OF YADKIN VALLEY AND AMERICAN COMMUNITY SHAREHOLDERS
PROPOSAL NO. 2—AUTHORIZATION TO ADJOURN
INFORMATION ABOUT YADKIN VALLEY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GAP Analysis
MANAGEMENT OF YADKIN VALLEY
Outstanding Option Awards
YADKIN VALLEY SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
YADKIN VALLEY RELATIONSHIPS AND RELATED TRANSACTIONS
INFORMATION ABOUT AMERICAN COMMUNITY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED AND UNAUDITED)
Report of Independent Registered Public Accounting Firm
YADKIN VALLEY FINANCIAL CORPORATION CONSOLIDATED BALANCE SHEETS December 31, 2007 and 2006
YADKIN VALLEY FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME Years Ended December 31, 2007, 2006 and 2005
YADKIN VALLEY FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Years Ended December 31, 2007, 2006 and 2005
YADKIN VALLEY FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended December 31, 2007, 2006 and 2005
YADKIN VALLEY FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, 2007, 2006 and 2005
YADKIN VALLEY FINANCIAL CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2007, 2006 and 2005
YADKIN VALLEY FINANCIAL CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) As of September 30, 2008
YADKIN VALLEY FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
YADKIN VALLEY FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED) THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
YADKIN VALLEY FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 and 2008
YADKIN VALLEY FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
YADKIN VALLEY FINANCIAL CORPORATION NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Nine Months Ended September 30, 2008 and 2007
Report of Independent Registered Public Accounting Firm
AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS December 31, 2007 and 2006
AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS Years Ended December 31, 2007, 2006 and 2005
AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Years Ended December 31, 2007, 2006 and 2005
AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended December 31, 2007, 2006 and 2005
AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, 2007, 2006 and 2005
AMERICAN COMMUNITY BANCSHARES, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2007, 2006 and 2005
AMERICAN COMMUNITY BANCSHARES, INC. CONSOLIDATED BALANCE SHEETS
AMERICAN COMMUNITY BANCSHARES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) Three and Nine Months Ended September 30, 2008 and 2007
AMERICAN COMMUNITY BANCSHARES, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited) Three and Nine Months Ended September 30, 2008 and 2007
AMERICAN COMMUNITY BANCSHARES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) Nine Months Ended September 30, 2008 and 2007
AMERICAN COMMUNITY BANCSHARES, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS Nine Months Ended September 30, 2008 and 2007
  APPENDIX A—AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER
  APPENDIX B —Fairness Opinion of McColl Partners, LLC
  APPENDIX C —Fairness Opinion of The Carson Medlin Company
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX